SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated May 26, 2006

Press Release dated May 25, 2006

Press Release dated May 12, 2006

Report on the First Quarter of 2006

Annual Report at December 31, 2005 (including the Report of External Auditors)

Fact Book 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: May 31, 2006

PRESS RELEASE

Buy-back programme: as of 25 May 2006 purchased 7.63% of Eni’s share capital

Rome, 26 May 2006. In compliance with current regulations, Eni informs that as of 25 May 2006 (or the last valid date of the preceding authorisation granted to the Board of Directors by the Shareholders’ Meeting held on 26 May 2005 and withdrawn for the part not yet executed by the Shareholders Meeting held yesterday) 305,615,642 ordinary Eni shares were purchased, representing 7.63% of Eni’s share capital, at a total cost of 4,835.7 million euro, representing an average of euro 15.823 per share.

The buy-back programme was launched on September 1st, 2000 in execution of the Shareholders’ resolution dated 6 June 2000, and represents an effective and flexible tool to increase shareholder value.

Company Contacts:

Press Office: Phone +39 02.52031875 – +39 06.5982398

Switchboard: +39-0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Rome, May 25 2006. The Ordinary and Extraordinary Shareholders’ Meeting of Eni S.p.A. held today resolved to:

approve the Financial Statements of Eni S.p.A. at December 31, 2005 which show a net income of euro 5,287,660,333.55;

allocate euro 3,601,962,335.60 (representing Eni’s residual net income following the payment, from the net income of euro 5,287,660,333.55, of an interim dividend of euro 0.45 per share resolved by the Board of Directors on September 21, 2005 and paid on October 27, 2005) as follows:

  to the payment of a dividend of euro 0.65 for each share outstanding on the ex-dividend date, Eni treasury shares on that date excluded. Following the payment of the 2005 interim dividend of 0.45 euro per share, the total 2005 dividend per share proposed amounts to euro 1.10;
  euro 179,800.00 to the Legal Reserve so that it totals one fifth of Eni’s share capital;
  any amount left to the Distributable Reserve

pay said dividends from June 22, 2006, the ex-dividend date being June 19, 2006;

authorise the extension of the buy-back programme. The Shareholders’ Meeting has authorised the Board of Directors to extend the duration of the buy-back programme for a period of 18 months from the date of the Meeting, and to increase the amount of the programme from euro 5.4 billion to euro 7.4 billion. The buy-back programme was launched in September 2000 in execution of the Shareholders’ resolution dated 6 June 2000, and represents an effective and flexible tool, allowing the management to increase shareholder value. The Board of Directors will be authorised to purchase up to 400,000,000 (four hundred million) Eni ordinary shares, with a nominal value of euro 1 per share, and representing 9.986% of Eni’s share capital, at a price not inferior to the shares’ nominal value, and which should not exceed by more than 5% the reference price of the shares on the day preceding each purchase, in compliance with the guidance and regulations of Borsa Italiana S.p.A.. As of 24 May 2006 304.9 million ordinary Eni shares were purchased, representing 7.6% of Eni’s share capital, at a total cost of 4.8 billion euro, representing an average of euro 15.8 per share.

approve the 2006-2008 stock option plan;

insure Eni Directors and Statutory Auditors by means of a Directors’ and Officers’ Liability Policy – D&O;

approve the following changes to Eni’s by-laws, which result principally from the implementation of Law no. 262/2005 (protection of private investors) and from the publication of the new Corporate Governance Code for companies listed on Borsa Italiana S.p.A.:(i) the possibility to convene shareholders’ meetings through a notice to be published in national daily newspapers (art. 13.1); (ii) right for shareholders representing at least one fortieth (1/40) of Eni’s share capital to request an integration in the agenda of shareholders’ meetings (art. 13.1); (iii) declaration of compliance to the legal requirements of honorability and independence to be provided by the candidates to the office of director; periodical evaluation by the Board of Directors of the persistence of such requirements in at least one or three directors depending on whether the Board is composed of up to or more than five directors (art. 17.3); (iv) clear indication of the duty of the Board of Directors to ascertain the honorability of General Managers (art. 24.1); (v) definition of the procedure for the appointment of the manager responsible for the preparation of financial reporting documents (art. 24.1); (vi) election of the Chairman of the Board of Statutory Auditors among the candidates of the minority list (art. 28.2); (vii) power to convene the Board of Directors by at least one statutory auditor and power to convene the shareholders’ meeting by at least two statutory auditors (art. 28.4).

In compliance with current regulations, Eni informs that the following Directors serve on its Board: Roberto Poli - Chairman, Paolo Scaroni - Chief Executive Officer and General Manager, Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, and Pierluigi Scibetta – Members of the Board. The Board of Statutory Auditors includes: Paolo Andrea Colombo - Chairman, Luigi Biscozzi, Filippo Duodo, Riccardo Perotta, Giorgio Silva - Statutory Auditors. The following are General Managers of Eni: Stefano Cao - Exploration & Production, Domenico Dispenza - Gas & Power and Angelo Taraborrelli - Refining & Marketing. The following are Directors: Stefano Lucchini - Institutional Relations and Communications, Marco Mangiagalli - Chief Financial Officer, Massimo Mantovani - Legal Affairs, Leonardo Maugeri - Strategy and Corporate Development, Amedeo Santucci - Provisioning, Salvatore Sardo - Human Resources, Roberto Ulissi - Corporate Affairs and Governance; Rita Marino is Head of Internal Audit and Raffaella Leone is the Executive Assistant to the Chief Executive Officer.

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Contacts:

Switchboard: +39-0659821

Free number: 800940924

e-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations:

e-mail: investor.relations@eni.it

Eni SpA Piazza Vanoni, 1 20097 San Donato Milanese (MI) – Italia

tel. 0252051651 - fax: 0252031929

Media Relations:

tel. 0252031287 - tel. 0659822040

e-mail: ufficiostampa@eni.it

This press release is available on www.eni.it

Società per Azioni Rome, Piazzale Enrico Mattei, 1 Capital stock euro 4,005,358,876 fully paid Registro Imprese di Roma, c. f. 00484960588 Tel. +39-0659821 Fax +39-0659822141 www.eni.it

ENI ANNOUNCES GROUP RESULTS FOR THE FIRST QUARTER OF 2006

BEST OF THE MAJORS FOR ORGANIC OIL
AND NATURAL GAS PRODUCTION GROWTH

• Reported net profit up 22% to euro 2.97 billion (adjusted net profit up 24% to euro 2.95 billion)
• Oil and gas production up 7% to 1.83 million boe/d
• Natural gas sales up 7% to 31.6 bcm

San Donato Milanese, 12 May 2006 - Eni, the international oil and gas company, today announces its group results for the first quarter of 2006 (unaudited).

Fourth quarter	First quarter
2005	2005	2006	% Ch.

	Summary group results (million euro)
4,396	Operating profit	4,450	5,595	25.7
4,931	Adjusted operating profit (1)	4,348	5,533	27.3
2,105	Net profit	2,445	2,974	21.6
2,396	Adjusted net profit (1)	2,385	2,954	23.9

	Key operating data
1,806	Oil and natural gas production (thousand boe/day)	1,703	1,827	7.3
28.00	Natural gas sales (2) (billion cubic metres)	29.60	31.61	6.8
3.11	Retail sales of refined products in Europe (Agip brand) (million tonnes)	2.89	2.93	1.4
6.07	Electricity sold production (terawatt hour)	4.98	6.42	28.9

(1)	Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measures and a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.
(2)	Including upstream equity production sold in Europe.

Financial highlights

  adjusted operating profit: up 27% to euro 5.53 billion primarily reflecting the strong operating performance of the Exploration & Production division, up 63% compared to the first quarter of 2005

  70% of operating profit earned outside Italy, compared to 54% in the first quarter of 2005 adjusted net profit: up 24% to euro 2.95 billion as a result of the better operating performance partly offset by a higher Group tax rate, up 4% (from 42.6% to 46.7%)

  net cash provided by operating activities3 came in at a robust euro 5.9 billion allocated for euro 1.34 billion to capital expenditure, euro 0.3 billion to the repurchase of own shares and euro 4.2 billion to debt repayment ratio of net borrowings to shareholders’ equity including minorities decreased from 0.27 at year-end 2005 to 0.15 at the end of the quarter

Operational highlights and trading environment

  oil and natural gas production increased 7% to 1.83 mboe/d, driven by organic growth primarily in Libya, Angola and Egypt. Excluding the impact of entitlement effects in certain Production Sharing Agreements (PSAs) and buy-back contracts4 growth for the quarter was 9%. Production for the quarter was also adversely affected by residual hurricane impacts in the Gulf of Mexico and outages and disruptions in Nigeria due to social unrest natural gas sales were up 7% to 31.6 bcm reflecting higher volumes in both the European and Italian natural gas markets. Growth in the Italian natural gas market was driven primarily by increased consumption in the power generation and industrial segments the first quarter trading environment was supported by strong oil prices with average Brent crude prices exceeding $60 per barrel, up 30% from the first quarter of 2005. An 8.3% decrease in the average exchange rate of the euro versus the US dollar also boosted first quarter results. These positives were offset in part by lower refining margins, down 31% over the quarter, lower petrochemicals product margins and declining natural gas prices in Italy as a consequence of a new regulatory regime from the Italian Authority

(3)	See disclaimer at the end of this section.
(4)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (Cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices also affect the share of production to which the contractor is entitled in order to remunerate its expenditure (Profit oil). A similar scheme applies to buy-back contracts.

Outlook for 2006

Eni reaffirms its 2006 outlook, with key business trends for the year as follows:

  production of liquids and natural gas is forecast to continue growing. Increases will be achieved outside Italy mainly in Libya, Angola and Egypt due to the achievement of full production in fields started-up in the second half of 2005. These positives will be partly offset by natural field declines, residual hurricane impacts on production in the Gulf of Mexico and outages and disruptions in Nigeria due to social unrest and the impact of the unilateral cancellation of the service contract for the Dación oil field on part of the Venezuelan State oil company PDVSA effective on 1 April 2006. Despite the adverse impact of the unforeseen events in Venezuela and Nigeria, production growth rate for the year is expected to be 3% assuming a Brent crude oil price of $55 per barrel in the market scenario for 2006;

  sales volumes of natural gas are expected to increase outside Italy, in particular in Turkey, Germany and Spain;

  sold production of electricity is expected to increase due to the continuing ramp-up of new production capacity at the Brindisi and Mantova sites partially offset by lower production at the Ravenna and Ferrera Erbognone plants due to planned maintenance;

  refining throughputs on Eni’s account are expected to decline slightly from 2005, due mainly to planned maintenance at the Sannazzaro, Livorno and Taranto refineries. Eni’s refineries are expected to run at full capacity;

  retail sales of refined products on the Agip branded network in Italy are expected to remain stable: the impact of the expected decline in domestic consumption will be offset by a higher network performance. In the rest of Europe an upward trend of sales is expected to continue despite stagnation in the overall market; in particular higher sales are expected in Spain, France and Central Eastern Europe also due to construction/acquisition of service stations.

In 2006, capital expenditure is expected to amount euro 9.7 billion, representing a 31% increase from 2005. Approximately 91% of capital expenditure is planned in Eni’s Exploration & Production, Gas & Power and Refining & Marketing divisions; main increases are expected in exploration projects, the development of oil and natural gas reserves, upgrading of natural gas transport and import infrastructure and upgrading of refineries.

Paolo Scaroni, Chief Executive Officer, commented:
“Eni further improved both its operating and financial performance capturing the benefits of high oil prices. Results of the natural gas business were solid, despite the adverse impact of a new regulation in Italy. The foundations are in place for another year of organic growth and sound financial performance”

Disclaimer
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in average net borrowings for the nine months of the year cannot be extrapolated for the full year.

This press release contains certain forward-looking statements, particularly the statements under “Outlook”. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions, future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; and other factors discussed elsewhere in this document.

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Contacts
e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations
e-mailbox: investor.relations@eni.it
Eni SpA
Piazza Vanoni, 1
20097 San Donato Milanese (Milan) - Italy
Tel.: +39-0252051651 - fax: +39-0252031929

Eni Press Office:
Tel.:+39-0252031287 - +39-0659822040

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This press release and Eni’s Report on Group Results for the first quarter 2006 (unaudited) are also available on the Eni web site: “www.eni.it”.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. Eni is present in 70 countries and is Italy’s largest company by market capitalisation.

Summary quarterly results

Net profit for the first quarter of 2006 was euro 2,974 million, up euro 529 million from the first quarter of 2005, or 21.6%, reflecting higher operating profit (up euro 1,145 million), partially offset by a higher Group tax rate, up 4% (from 42.6% to 46.7%). The increase in the rate was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group.

Eni’s results benefited from a favourable trading environment with a higher Brent crude oil price (up 30%) and a depreciation of the euro versus the dollar (down 8.3%). These positives were partially offset by declining refining margins, down 30.8%, lower petrochemical products margins and declining selling margins on natural gas as a consequence of the new regulatory regime from the Italian Authority for Gas and Electricity.

Net profit for the first quarter includes an inventory holding gain of euro 59 million (net of the fiscal effect) and special charges of euro 39 million (net of the fiscal effect) relating principally to environmental provisions and provisions for redundancy incentives of euro 24 million, partially offset by gains on the divestment of mineral properties (euro 57 million). Excluding these items, adjusted net profit for the quarter was up 23.9% to euro 2,954 million.

Replacement cost operating profit for the first quarter was euro 5,501 million, an increase of euro 1,245 million over the first quarter of 2005, or 29.3%, reflecting primarily the increase reported in the:

  Exploration & Production division (up euro 1,736 million, or 67.6%) due to higher realisations in dollars (oil up 33.4%, natural gas up 24.4%) combined with increased production volumes sold (up 11.5 mboe, or 7.8%), and to the favourable impact of the depreciation of the euro versus the US dollar, offset in part by higher operating costs and amortisation charges.

These increases were partly offset by:

  lower replacement cost operating profit in the Gas & Power division (down euro 342 million, or 22.6%) due primarily to a decrease in natural gas margins as a consequence of a new regulatory regime from the Italian Authority for Gas and Electricity, which affected natural gas prices to residential customers and wholesalers combined with higher purchasing costs. On the positive side, sales of natural gas were up 1.87 bcm or 7.2% and electricity production sold was up 1.44 terawatt hours, or 28.9%. Transported natural gas volumes outside Italy were also higher reflecting the coming on line of volumes transported through the Greenstream pipeline from Libya;

  lower replacement cost operating profit in the Petrochemical division (euro 137 million, or 86.2%) affected by the significantly higher cost of oil-based feedstocks, not completely transferred to selling prices;

  lower replacement cost operating profit in the Refining & Marketing division (down euro 84 million, or 66.7%) due primarily to declining refining margins (margins on Brent were down 1.31 dollars/barrel, or 30.8%), the impact of longer refineries maintenance outages and higher environmental provisions (euro 21 million). These negatives were partly offset by the favourable impact of the depreciation of the euro versus the dollar.

Revenues for the first quarter of 2006 were euro 23,584 million, a 36.5% increase from the first quarter of 2005, primarily reflecting higher realised prices and higher sales volumes in virtually all of Eni’s operating divisions. Also contributing to these increases was the favourable impact of the depreciation of the euro versus the dollar.

Net borrowings as at 31 March 2006 were euro 6,291 million, representing a decrease of euro 4,184 million from 31 December 2005. Cash inflow provided by operating activities came in at euro 5,863 million also benefiting from seasonality factors, and was partly offset by financial requirements for capital expenditure and investments (euro 1,359 million) and the repurchase of own shares (euro 313 million).

At 31 December 2005, the ratio of net borrowings to shareholders’ equity including minority interests was 0.15, compared with 0.27 at 31 December 2005.

From 1 January to 31 March 2006 a total of 13.15 million Eni shares were purchased by the company for a total cost of euro 313 million (representing an average cost of euro 23.808 per share). Since the inception of the share repurchase programme (1 September 2000), Eni has repurchased 295 million shares, equal to 7.37% of its share capital, at a total cost of euro 4,585 million (representing an average cost of euro 15.54 per share).

Capital expenditure in the first quarter of 2006 amounted to euro 1,340 million (euro 1,474 million in the first quarter 2005) and was primarily related to:

  the development of oil and gas reserves (euro 777 million) in particular in Kazakhstan, Italy, Egypt, the United States and Angola and exploration projects (euro 173 million) in Egypt, Nigeria, Italy and Australia;

  the upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 114 million);

  the continuation of the construction of combined cycle power plants (euro 26 million);

  actions for the improvement of flexibility and yields of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery, and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 95 million).

Oil and natural gas production for the quarter averaged 1,827 kboe/d, representing an increase of 7.3% or 124 kboe/d from the first quarter of 2005, driven by organic growth in Libya, Angola and Egypt. Excluding the impact of adverse entitlements effects, oil and natural gas production increased by 9%.

Post closing events

On 1 April 2006 the Venezuelan national oil company Petróleos de Venezuela SA (PDVSA) unilaterally cancelled the service contract regulating activities at the Dación oil field. Accordingly, starting on the same day, operations at the Dación oil field are being run by PDVSA which took over Eni Dación BV, Eni wholly owned subsidiary that had been operating the field until that date.

Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. If negotiations do not respond successfully to Eni’s expectations, any legal action will be considered in order to defend vigorously Eni’s claims in Venezuela.

Eni believes it has the right to be entitled to a compensation proportioned to the fair value of the relevant assets as consequence of the expropriation following the unilateral cancellation. This compensation, according to internal evaluations and evaluations made by qualified independent oil engineers company, should not be lower than the book value of assets which has not been impaired.

In 2005 and in the first quarter of 2006, oil production from Dación field averaged approximately 60 kbbl.

Other information

The Board of Directors decided to merge the wholly owned subsidiary Eni Tecnologie into Eni. The merger plan was approved by the Board on 30 March 2006.

The Board also approved the merger plan of the wholly owned subsidiary Enifin which is responsible for finance services to Group Italian subsidiaries and treasury management. This operation aims at simplifying the Group organisational structure and intragroup financial transactions.

Trading environment indicators

Fourth quarter	First quarter
2005	2005	2006	% Ch.

56.90	Average price of Brent dated crude oil (1)	47.50	61.75	30.0
1.189	Average EUR/USD exchange rate (2)	1.311	1.202	(8.3)
47.86	Average price in euro of Brent dated crude oil	36.23	51.37	41.8
5.05	Average European refining margin (3)	4.26	2.95	(30.8)
4.25	Average European refining margin in euro	3.25	2.45	(24.6)
2.3	Euribor - three-month rate (%)	2.1	2.6	23.8
4.3	Libor - three-month dollar rate (%)	2.8	4.7	67.9

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary group results

Summarised consolidated profit and loss account

(million euro)
Fourth quarter	First quarter
2005	2005	2006	% Ch.

21,506	Net sales from operations	17,445	23,584	35.2
318	Other income and revenues	184	209	13.6
(15,684)	Operating expenses	(12,023)	(16,739)	(39.2)
(1,744)	Depreciation, amortisation and writedowns	(1,156)	(1,459)	(26.2)
4,396	Operating profit	4,450	5,595	25.7
(98)	Net financial expense	(92)	42	(145.7)
146	Net income from investments	134	240	79.1
4,444	Profit before income taxes	4,492	5,877	30.8
(2,237)	Income taxes	(1,915)	(2,747)	(43.4)
2,207	Profit before minority interest	2,577	3,130	21.5
(102)	Minority interest	(132)	(156)	(18,2)
2,105	Net profit	2,445	2,974	21.6

2,105	Net profit	2,445	2,974	21.6
(131)	Exclusion of inventory holding (gains) losses	(122)	(59)	..
1,974	Replacement cost net profit (1)	2,323	2,915	25.5
422	Exclusion of special items	62	39	..
2,396	Adjusted net profit (1)	2,385	2,954	23.9

(1)	For an explanation of adjusted profit and replacement cost profit see page 10.

Segmental analysis of operating profit

(million euro)
Fourth quarter	First quarter
2005	2005	2006	% Ch.

3,559	Exploration & Production	2,567	4,303	67.6
641	Gas & Power	1,563	1,199	(23.3)
329	Refining & Marketing	269	89	(66.9)
37	Petrochemicals	158	39	(75.3)
138	Oilfield Services Construction and Engineering	65	83	27.7
(298)	Other activities	(62)	(65)	(4.8)
(41)	Corporate and financial companies	(53)	(51)	3.8
31	Unrealized profit in inventory (1)	(57)	(2)
4,396	Operating profit	4,450	5,595	25.7

(209)	Exclusion of inventory holding (gains) losses	(194)	(94)
4,187	Replacement cost operating profit	4,256	5,501	29.3
744	Exclusion of special items	92	32
4,931	Adjusted operating profit	4,348	5,533	27.3

(1)	Unrealized profit in inventory concerned intragroup sales of goods and services.

Reconciliation of reported operating profit by division and net profit to adjusted operating and net profit

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.

Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Certain infrequent or unusual incomes or charges are recognised as special items because of their significance. Special items include also certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.

For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

First quarter 2006	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Eni
(million euro)
Reported operating profit	4,303	1,199	89	39	83	(65)	(51)	(2)	5,595
Exclusion of inventory holding (gains) losses		(30)	(47)	(17)					(94)
Replacement cost operating profit	4,303	1,169	42	22	83	(65)	(51)	(2)	5,501
Exclusion special items:
gains on disposal of assets	(57)								(57)
environmental charges		20	44						64
asset impairments						3			3
provisions to the reserve for contingencies			1	2					3
provisions for redundancy incentives		14	5				5		24
other			(3)	(1)		(1)			(5)
Special items of operating profit	(57)	34	47	1		2	5		32
Adjusted operating profit	4,246	1,203	89	23	83	(63)	(46)	(2)	5,533

Reported net profit									2,974
Exclusion of inventory holding (gains) losses									(59)
Replacement cost net profit									2,915
Exclusion special items									39
Adjusted net profit									2,954

First quarter 2005	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Eni
(million euro)
Reported operating profit	2,567	1,563	269	158	65	(62)	(53)	(57)	4,450
Exclusion of inventory holding (gains) losses		(52)	(143)	1					(194)
Replacement cost operating profit	2,567	1,511	126	159	65	(62)	(53)	(57)	4,256
Exclusion special items:
environmental charges			25						25
asset impairments	31					3			34
provisions to the reserve for contingencies						6			6
provisions for redundancy incentives		1	4				2		7
other		23	(3)						20
Special items of operating profit	31	24	26			9	2		92
Adjusted operating profit	2,598	1,535	152	159	65	(53)	(51)	(57)	4,348

Reported net profit									2,445
Exclusion of inventory holding (gains) losses									(122)
Replacement cost net profit									2,323
Exclusion special items									62
Adjusted net profit									2,385

Fourth quarter 2005	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Eni
(million euro)
Reported operating profit	3,559	641	329	37	138	(298)	(41)	31	4,396
Exclusion of inventory holding (gains) losses		(32)	(177)						(209)
Replacement cost operating profit	3,559	609	152	37	138	(298)	(41)	31	4,187
Exclusion special items:
environmental charges		3	157			146	8		314
asset impairments/write-ups	(43)	1	5	11	4	47	2		27
Antitrust fine		290							290
provisions to the reserve for contingencies			8	6		(4)			10
provisions for increased insurance premium	57	6	30	17		4	(55)		59
provisions for redundancy incentives	4	3	13	4	2	3	15		44
other		(22)	14	(1)		9			0
Special items of operating profit	18	281	227	37	6	205	(30)		744
Adjusted operating profit	3,577	890	379	74	144	(93)	(71)	31	4,931

Reported net profit									2,105
Exclusion of inventory holding (gains) losses									(131)
Replacement cost net profit									1,974
Exclusion special items									422
Adjusted net profit									2,396

Adjusted operating profit by segment

(million euro)
Fourth quarter	First quarter
2005	2005	2006	% Ch.

3,577	E&P	2,598	4,246	63.4
890	G&P	1,535	1,203	(21.6)
379	R&M	152	89	(41.4)
74	Petrochemicals	159	23	(85.5)
144	Oilfield Services Construction and Engineering	65	83	27.7
(93)	Other activities	(53)	(63)	(18.9)
(71)	Corporate and financial companies	(51)	(46)	9.8
31	Unrealized profit in inventory	(57)	(2)
4,931	Adjusted operating profit	4,348	5,533	27.3

Summarised consolidated balance sheet

(million euro)	31 Dec. 2005	31 Mar. 2006	Change

Fixed assets	54,291	53,876	(415)
Working capital, net	(3,568)	(4,988)	(1,420)
Employee termination indemnities and other benefits	(1,031)	(1,045)	(14)
Net capital employed	49,692	47,843	(1,849)
Shareholders’ equity including minority interest	39,217	41,552	2,335
Net borrowings	10,475	6,291	(4,184)
Total liabilities and shareholders’ equity	49,692	47,843	(1,849)
Debts and bonds	12,998	11,054	(1,944)
short-term	5,345	3,674	(1,671)
long-term	7,653	7,380	(273)
Cash	(2,523)	(4,763)	(2,240)
Net borrowings	10,475	6,291	(4,184)

Summarised cash flow statement

(million euro)

Net cash provided by operating activities	5,863
Capital expenditure and investments	(1,340)
Investments	(19)
Share buy-back	(313)
Divestments	85
Exchange difference and other changes	(92)
Change in net borrowings	4,184

There follows a review of financial and operating performance of Eni’s main operating business divisions.

First quarter operating results by division

Exploration & Production

(million euro)
Fourth quarter	First quarter
2005	2005	2006	% Ch.

6,405	Revenues	4,601	7,399	60.8
3,559	Operating profit	2,567	4,303	67.6
18	Exclusion special items	31	(57)
3,577	Adjusted operating profit	2,598	4,246	63.4
1,516	Capital expenditure	1,053	961	(8.7)

Operating profit for the first quarter was euro 4,303 million, up euro 1,736 million, or 67.6%, reflecting primarily higher realisations in dollars (oil up 33.4%; natural gas up 24.4%) combined with a growth in sales volumes, which were up 11.5 million boe, or 7.8%. The depreciation of the euro over the dollar also boosted operating profit by an estimated euro 350 million, pertaining principally to currency translation effects. These positive factors were partially offset by higher operating costs and amortisation charges in connection with higher development costs of new fields and for maintaining production levels in certain mature fields. Higher exploratory costs were also incurred.

The first quarter result included a special gain of euro 57 million resulting from asset divestment, compared with special charges of euro 31 million in the first quarter of 2005 resulting principally from asset impairments.

Fourth quarter	First quarter
2005	2005	2006	% Ch.

1,806	Daily production of oil and natural gas (1) (thousand boe)	1,703	1,827	7.3
254	Italy	265	247	(6.8)
522	North Africa	432	541	25.2
372	West Africa	327	382	16.8
291	North Sea	290	298	2.8
367	Rest of world	389	359	(7.7)
161.0	Oil and natural gas production sold (1) (million boe)	148.0	159.5	7.8

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method.

Oil and natural gas production for the quarter averaged 1,827 kboe/d, representing an increase of 7.3% or 124 kboe/d from the first quarter of 2005, driven by organic growth in Libya, Angola and Egypt. Production for the quarter was adversely impacted by: (i) lower entitlements in certain PSAs and buy-back contracts of 29 kboe/d; (ii) field declines in mature areas, mainly in natural gas production in Italy; (iii) residual hurricane impacts on production in the Gulf of Mexico and outages and disruptions in Nigeria due to social unrest. Excluding the impact of adverse entitlement effects, oil and natural gas production increased by 9%.

The share of production outside Italy for the quarter was 86% (84% in the first quarter of 2005).

Gas & Power

(million euro)
Fourth quarter	First quarter
2005	2005	2006	% Ch.

7,419	Revenues	6,662	9,134	37.1
641	Operating profit	1,563	1,199	(23.3)
(32)	Exclusion of inventory holding (gains) losses	(52)	(30)
609	Replacement cost operating profit	1,511	1,169	(22.6)
281	Exclusion special items	24	34
890	Adjusted operating profit	1,535	1.203	(21.6)
411	Capital expenditure	265	151	(43.0)

Replacement cost operating profit for the first quarter of 2006 was euro 1,169 million, down euro 342 million, or 22.6%, due primarily to lower margins on natural gas sales as a consequence of a new regulatory regime from the Italian Authority for Electricity and Gas affecting natural gas prices to residential customers and wholesalers combined with higher purchasing costs. On the positive side, sales of natural gas (including own consumption) were up 1.87 bcm or 7.2% and electricity production sold was up 1.44 terawatt hour, or 28.9%. Transport activity outside Italy recorded a higher operating profit reflecting mainly higher volumes in particular for the coming on line of volumes transported through the Greenstream pipeline from Libya.

The first quarter results included special charges of euro 30 million related primarily to environmental provisions and provisions for redundancy incentives. Special items for the first quarter of 2005 related primarily to certain non-operating charges.

Fourth quarter	First quarter
2005	2005	2006	% Ch.

	Sales of natural gas (billion cubic metres)
15.67	Italy	16.99	17.47	2.8
7.04	Rest of Europe	7.33	8.57	16.9
0.22	Outside Europe	0.23	0.16	(30.4)
1.47	Eni’s own consumption	1.25	1.47	17.6
24.40	Total sales of consolidated subsidiaries to third parties and Eni’s own consumption	25.80	27.67	7.2
2.59	Sales of natural gas of Eni’s affiliates (net to Eni)	2.64	2.41	(8.7)
26.99	Total sales of natural gas	28.44	30.08	5.8
22.05	Transport of natural gas in Italy (billion cubic metres)	23.70	24.89	5.0
14.75	Eni	15.36	16.12	4.9
7.30	Third parties	8.34	8.77	5.2
6.07	Electricity production sold (terawatt hour)	4.98	6.42	28.9

Natural gas sales for the first quarter were 30.08 bcm, or 1.64 bcm higher, primarily reflecting higher sales in the rest of Europe, up 1.24 bcm, or 16.9%, and in Italy, up 0.48 bcm, or 2.8%. Natural gas supplies to Eni’s wholly-owned subsidiary EniPower for power generation increased by 0.22 bcm.

Despite an increasingly competitive market, natural gas sales in Italy (17.47 bcm) increased by 0.48 bcm from the first quarter of 2005, reflecting higher sales to the industrial sector (up 0.48 bcm) and to the power generation industry (up 0.31 bcm), partially offset by lower volumes to wholesalers (down 0.24 bcm) and to residential customers (down 0.07 bcm).

Sales in the rest of Europe were 8.57 bcm, or 1.24 bcm higher, reflecting increases in: (i) sales under long-term supply contracts to Italian importers (up 0.61 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.37 bcm); (iii) increased volumes in France (up 0.23 bcm) relating to higher supplies to industrial operators.

Electricity production sold increased to 6.42 terawatt hour, or 28.9%, reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi plant (up 1.07 terawatt hour) and full production of the Mantova plant, up 0.83 terawatt hour.

Refining & Marketing

(million euro)
Fourth quarter	First quarter
2005	2005	2006	% Ch.

9,555	Revenues	6,901	9,280	34.5
329	Operating profit		89	(66.9)
(177)	Exclusion of inventory holding (gains) losses	(143)	(47)
152	Replacement cost operating profit	126	42	(66.7)
227	Exclusion special items	26	47
379	Adjusted operating profit	152	89	(41.4)
317	Capital expenditure	66	95	43.9

Replacement cost operating profit for the first quarter was euro 42 million, down euro 84 million or 66.7%, from the first quarter of 2005, due primarily to: (i) declining realised refining margins (Brent margin was down 1.31 dollars/barrel, or 30.8%) and the impact of longer refineries maintenance outages partially offset by the favourable impact of the depreciation of the euro over the dollar; (ii) a reduction in operating results of marketing activities in Italy due to lower margins in connection with higher international prices of refined products not entirely transferred to selling prices and with competitive pressure; (iii) higher special charges, which increased to euro 21 million.

The first quarter result included special charges of euro 47 million related primarily to environmental provisions and provisions for redundancy incentives. In the first quarter of 2005 special items were euro 26 million, related primarily to environmental provisions.

Fourth quarter	First quarter
2005	2005	2006	% Ch.

13.66	Sales (million tonnes)	12.30	12.32	0.2
2.20	Retail sales Italy on Agip branded network	2.06	2.06
	Retail sales Italy on IP branded network	0.46
0.91	Retail sales rest of Europe	0.83	0.87	4.8
2.83	Wholesale sales Italy	2.53	2.54	0.4
1.20	Wholesale sales outside Italy	1.10	1.13	2.7
6.52	Other sales	5.32	5.72	7.5

Refining throughputs on own account for the period in Italy and outside of Italy were up 0.17 million tonnes to 8.61 million tonnes, or 2%, reflecting higher throughputs in the Venezia and Gela refineries in Italy. It must be noted, however, that the Gela refinery ran at a low rate in the first quarter of 2005 as a consequence of a sea storm which impacted operations. These positives were partially offset by a reduction in the Livorno and Taranto refineries due to maintenance outages.

Sales of refined products for the quarter were 12.32 mtonnes, 20 ktonnes higher from the first quarter of 2005 due essentially to the increase in sales in the retail and wholesale markets in the rest of Europe (up 70 ktonnes, or up 0.26). The 460 ktonnes reduction in retail sales due to the divestment of the entire share capital of Italiana Petroli, which occurred early in September 2005, was partially offset by Eni’ s ongoing supply of significant volumes of fuels and other products to the divested company.

Sales of refined products on the Agip branded network in Italy were 2.06 mtonnes, unchanged from the first quarter 2005. Sales of refined products on the retail markets in the rest of Europe increased by 40 ktonnes, or 4.8%, reflecting principally higher volumes in Spain and Central and Eastern Europe, also in connection with the acquisition of service stations in 2005.

Contents

Eni
Eni's Way

Report on the First Quarter of 2006

Report on the First Quarter
of 2006

Contents

	1	Summary data
	2	Basis of presentation
Financial review	2	Profit and loss account
	3	Operating profit
	4	Analysis of profit and loss account items
	7	Summarized consolidated balance sheet
	8	Capital expenditure
	9	Post closing events
	9	Outlook for 2006
Operating results by business segments	10	Exploration & Production
	12	Gas & Power
	14	Refining & Marketing
	16	Petrochemicals
	17	Oilfield Services Construction and Engineering
Reconciliation of reported operating profit by division and net profit to adjusted operating and net profit	18

Contents
Summary financial data
Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

21,506	Net sales from operations	17,445	23,584	6.139	35.2
4,396	Operating profit	4,450	5,595	1.145	25.7
4,187	Replacement cost operating profit	4,256	5,501	1.245	29.3
4,931	Adjusted operating profit	4,348	5,533	1.185	27.3
2,105	Net profit	2,445	2,974	529	21.6
1,974	Replacement cost net profit	2,323	2,915	592	25.5
2,396	Adjusted net profit	2,385	2,954	569	23.9
2,464	Capital expenditure	1,474	1,340	(134)	(9.1)

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measures and a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first quarter of the year cannot be extrapolated for the full year.

Key market indicators
Fourth quarter	First quarter

2005	2005	2006	Change	% Ch.

56.90	Average price of Brent dated crude oil (1)	47.50	61.75	14.25	30.0
1.189	Average EUR/USD exchange rate (2)	1.311	1.202	(0.109)	(8.3)
47.86	Average price in euro of Brent dated crude oil	36.23	51.37	15.14	41.8
5.05	Average European refining margin (3)	4.26	2.95	(1.31)	(30.8)
4.25	Average European refining margin in euro	3.25	2.45	(0.80	(24.6)
2.3	Euribor - three-month rate (%)	2.1	2.6	0.50	23.8
4.3	Libor - three-month dollar rate (%)	2.8	4.7	1.90	67.9

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary operating data
Fourth quarter	First quarter

2005	2005	2006	Change	% Ch.

	Daily production:
1,132	oil (thousand barrels)	1,100	1,143	43	3.9
674	natural gas (1) (thousand boe)	603	684	81	13.4
1,806	hydrocarbons (1) (thousand boe)	1,703	1,827	124	7.3
22.93	Sales of natural gas to third parties (billion cubic meters)	24.55	26.20	1.65	6.7
1.47	Own consumption of natural gas (billion cubic meters)	1.25	1.47	0.22	17.6
24.40	Total sales of consolidated companies	25.80	27.67	1.87	7.2
2.59	Sales of natural gas of Eni’s affiliates (net to Eni) (billion cubic meters)	2.64	2.41	(0.23)	(8.7)
26.99	Total sales and own consumption of natural gas (billion cubic meters)	28.44	30.08	1.64	5.8
1.01	Upstream gas direct sales in Europe (billion cubic meters)	1.16	1.53	0.37	31.9
28.00	Sales of natural gas (billion cubic meters)	29.60	31.61	2.01	6.8
7.30	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	8.34	8.77	0.43	5.2
6.07	Electricity production sold (terawatthour)	4.98	6.42	1.44	28.9
13.66	Sales of refined products (million tonnes)	12.30	12.32	0.02	0.2
1,289	Sales of petrochemicals products (thousand tonnes)	1,372	1,411	39	2.8

(1)	Includes own consumption of natural gas (48,000 and 40,000 boe/day in the first quarter of 2006 and 2005; 49,000 boe/day in the fourth quarter of 2005, respectively).

Contents

ENI REPORT ON THE FIRST QUARTER OF 2006

BASIS OF PRESENTATION
Eni’s accounts for the first quarter of 2006 unaudited, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for companies listed on the Italian Stock Exchange.
Financial information relating to the profit and loss account are presented for the first quarter of 2006 and for the first quarter and fourth quarter of 2005. Financial information relating to balance sheet data are presented at 31 March 2006 and 31 December 2005. Tables are comparable with those of 2005 financial statements and the first half report.
Eni’s accounts for the first quarter of 2006 have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and adopted by the European Commission according to the procedure set forth in article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of 19 July 2002.	Disclaimer
This report contains certain forward-looking statements, particularly in the Outlook section. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

Financial review

PROFIT AND LOSS ACCOUNT

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

21,506	Net sales from operations	17,445	23,584	6,139	35.2
318	Other income and revenues	184	209	25	13.6
(15,684)	Operating expenses	(12,023)	(16,739)	(4,716)	(39.2)
(1,744)	Depreciation, amortization and writedowns	(1,156)	(1,459)	(303)	(26.2)
4,396	Operating profit	4,450	5,595	1,145	25.7
(98)	Net financial expense	(92)	42	134	..
146	Net income from investments	134	240	106	79.1
4,444	Profit before income taxes	4,492	5,877	1,385	30.8
(2,237)	Income taxes	(1,915)	(2,747)	(832)	(43.4)
2,207	Profit before minority interest	2,577	3,130	553	21.5
(102)	Minority interest	(132)	(156)	(24)	(18.2)
2,105	Net profit	2,445	2,974	529	21.6

2,105	Net profit	2,445	2,974	529	21.6
(131)	Exclusion of inventory holding (gains) losses	(122)	(59)	63
1,974	Replacement cost net profit	2,323	2,915	592	25.5
422	Exclusion of special items	62	39	(23)
2,396	Adjusted net profit	2,385	2,954	569	23.9

Contents

ENI REPORT ON THE FIRST QUARTER OF 2006

Net profit for the first quarter of 2006 was euro 2,974 million, up euro 529 million from the first quarter of 2005, or 21.6%, reflecting higher operating profit (up euro 1,145 million), partially offset by a higher Group tax rate, up 4.1% (from 42.6 to 46.7%). The increase in tax rate was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group.
Eni’s results benefited from a favorable trading environment with a higher Brent crude oil price (up 30%) and a depreciation of the euro versus the dollar (down 8.3%). These positive factors were partially offset by declining refining margins (down 30.8%), lower	petrochemical products margins and declining selling margins on natural gas as a consequence of the new regulatory regime from the Italian Authority for Electricity and Gas.
Net profit for the first quarter includes an inventory holding gain of euro 59 million (net of the fiscal effect) and special charges of euro 39 million (net of the fiscal effect) relating principally to environmental provisions and provisions for redundancy incentives, partially offset by gains on the divestment of mineral properties. Excluding these items, adjusted net profit for the quarter was up 23.9% to euro 2,954 million.

Operating profit

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

3,559	Exploration & Production	2,567	4,303	1,736	67.6
641	Gas & Power	1,563	1,199	(364)	(23.3)
329	Refining & Marketing	269	89	(180)	(66.9)
37	Petrochemicals	158	39	(119)	(75.3)
138	Oilfield Services Construction and Engineering	65	83	18	27.7
(298)	Other activities	(62)	(65)	(3)	(4.8)
(41)	Corporate and financial companies	(53)	(51)	2	3.8
31	Unrealized profit in inventory (1)	(57)	(2)	55
4,396	Operating profit	4,450	5,595	1,145	25.7
(209)	Exclusion of inventory holding (gains) losses	(194)	(94)	100
4,187	Replacement cost operating profit	4,256	5,501	1,245	29.3
744	Exclusion of special items	92	32	(60)
4,931	Adjusted operating profit	4,348	5,533	1,185	27.3

(1)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at 31 March in the equity of the purchasing company.

Replacement cost operating profit for the first quarter was euro 5,501 million, an increase of euro 1,245 million from the first quarter of 2005, or 29.3%, reflecting primarily the increase reported in the Exploration & Production division (up euro 1,736 million, or 67.6%) due to higher realizations in dollars (oil up 33.4%, natural gas up 24.4%) combined with increased production volumes sold (up 11.5 mboe, or 7.8%), and to the favorable impact of the depreciation of the euro versus the US dollar (with an approximately euro 350 effect related in part to currency translations), offset in part by higher operating costs and amortization charges.	These increases were partly offset by lower replacement cost operating profit in:
  the Gas & Power division (down euro 342 million, or 22.6%) due primarily to a decrease in natural gas margins as a consequence of the new regulatory regime from the Italian Authority for Electricity and Gas affecting natural gas prices to residential customers and wholesalers combined with higher purchasing costs. On the positive side, sales of natural gas were up 1.87 bcm or 7.2% and electricity production sold was up 1.44 terawatthours, or 28.9%. Transported natural gas volumes outside Italy were also higher reflecting the coming on line of volumes transported through the Greenstream pipeline from Libya;

Contents

ENI REPORT ON THE FIRST QUARTER OF 2006

the Petrochemical division (down euro 137 million) affected by the significantly higher cost of oil-based feedstocks not completely transferred to selling prices.
  the Refining & Marketing division (down euro 84 million, or 66.7%) due primarily to declining refining margins (margins on Brent were down 1.31 dollars/barrel, or 30.8%), the effect of longer maintenance outages of refineries and higher environmental provisions (euro 21 million). These negatives were offset in part by the impact of the appreciation of the dollar over the euro.

Analysis of profit and loss account items

Net sales from operations

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

6,405	Exploration & Production	4,601	7,399	2,798	60.8
7,419	Gas & Power	6,662	9,134	2,472	37.1
9,555	Refining e Marketing	6,901	9,280	2,379	34.5
1,656	Petrochemicals	1,534	1,728	194	12.6
1,820	Oilfield Services Construction and Engineering	1,176	1,326	150	12.8
223	Other activities	237	214	(23)	(9.7)
440	Corporate and financial companies	316	307	(9)	(2.8)
(6,012)	Consolidation adjustment	(3,982)	(5,804)	(1,822)	(45.8)
21,506		17,445	23,584	6,139	35.2

Eni’s net sales from operations (revenues) for the first quarter of 2006 were euro 23,584 million, a 35.2% increase from the first quarter of 2005, primarily reflecting higher realized prices and higher sales volumes in virtually all of Eni’s operating segments. Also contributing was the favorable impact of the depreciation of the euro versus the dollar.
Revenues generated by the Exploration & Production segment (euro 7,399 million) increased by euro 2,798 million, up 60.8%, essentially due to higher prices realized in dollars (oil up 33.4%, natural gas up 24.4%), higher hydrocarbon production sold (11.5 million boe, up 7.8%) and the appreciation of the dollar aver the euro.	Revenues generated by the Gas & Power segment (euro 9,134 million) increased by euro 2,472 million, up 37.1%, essentially due to: (i) increased natural gas prices, related in particular to trends of energy parameters to which gas prices are contractually indexed, whose effects were offset in part by a new regulatory regime in Italy (see Operating report on the Gas & Power segment below); (ii) increased natural gas volumes sold (up 1.65 billion cubic meters or 6.7%); (iii) higher electricity production sold (1.44 terawatthour, up 28.9%).

Revenues by geographic area

(million euro)	First quarter

2005	2006	Change	% Ch.

Italy	8,592	11,118	2,526	29.4
Rest of European Union	4,357	5,528	1,171	26.9
Rest of Europe	1,096	2,118	1,022	93.2
Africa	1,655	1,768	113	6.8
Americas	714	1,479	765	107.1
Asia	956	1,339	383	40.1
Other areas	75	234	159	212.0
Total outside Italy	8,853	12,466	3,613	40.8
	17,445	23,584	6,139	35.2

Contents

ENI REPORT ON THE FIRST QUARTER OF 2006

Revenues generated by the Refining & Marketing segment (euro 9,280 million) increased by euro 2,379 million, up 34.5%, essentially due to higher international prices for oil and refined products and the effect of the appreciation of the dollar over the euro.	Revenues generated by the Petrochemical segment (euro 1,728 million) increased by euro 194 million, up 12.6% due essentially to an average 3.5% increase in selling prices and a 2.8% increase in volumes sold.

Operating expenses

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

14,838	Purchases, services and other	11,238	15,912	4,674	41.6
846	Payroll and related costs	785	827	42	5.4
15,684		12,023	16,739	4,716	39.2

Operating expenses for the first quarter of 2006 (euro 16,739 million) increased by euro 4,716 million from the first quarter of 2005, up 39.2%, essentially due to: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas; (ii) currency translation effects; (iii) higher provisions to the risk reserve (euro 67 million as compared to euro 31 million in the first quarter of 2005), in particular for environmental charges in the Refining & Marketing and Gas & Power segments.	Labor costs (euro 827 million) increased by euro 42 million, up 5.4%, due mainly to an increase in unit labor cost in Italy, whose effects were offset in part by a decline in the average number of employees in Italy. Higher labor costs were due also to the increase in the average number of employees outside Italy and currency translation effects.

Employees

31 Dec. 2005	31 Mar. 2006	Change	% Ch.

Exploration & Production	7,707	7,719	12	0.2
Gas & Power	12,324	11,943	(381)	(3.1)
Refining & Marketing	8,894	8,959	65	0.7
Petrochemicals	6,462	6,493	31	0.5
Oilfield Services and Construction	24,604	25,648	1,044	4.2
Engineering	4,403	4,456	53	1.2
Other activities	2,636	2,625	(11)	(0.4)
Corporate and financial companies	5,228	5,099	(129)	(2.5)
Total	72,258	72,942	684	0.9

As of 31 March 2006, employees were 72,942, with a decrease of 684 employees from 31 December 2005, down 0.9%.
Employees in Italy were 39,967. The 225 employee decline was related mainly to changes in consolidation (a total of 316 employees related to Fiorentina Gas which was conferral in kind to a newly incorporated Eni’s affiliate and water treatment activities in Ferrara), whose effects were offset in part by the positive balance of hiring and dismissals (105 employees).	In the first quarter of 2006 a total of 546 employees was hired, of these 147 on open-end contracts (195 with university degrees, of these 129 newly graduated), and 441 employees were dismissed (of these 148 employees on open-end contracts).
Outside Italy employees were 32,975, with a 909 employee increase mainly concerning fixed-term workers in the Oilfield Services Construction and Engineering segment.

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Depreciation, amortization and writedown

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

1,325	Exploration & Production	736	1,095	359	48.8
169	Gas & Power	161	162	1	0.6
122	Refining & Marketing	121	110	(11)	(9.1)
30	Petrochemicals	31	31
45	Oilfield Services Construction and Engineering	46	38	(8)	(17.4)
4	Other activities	3	2	(1)	(33.3)
43	Corporate and financial companies	24	19	(5)	(20.8)
(4)	Unrealized profit in stock		(1)	(1)
1,734	Total amortization and depreciation	1,122	1,456	334	29.8
10	Impairments	34	3	(31)	(91.2)
1,744		1,156	1,459	303	26.2

Depreciation and amortization charges (euro 1,456 million) increased by euro 334 million, up 29.8% mainly in the Exploration & Production segment (euro 359 million) related to increased development costs incurred for developing new fields and for maintaining production levels in mature fields, higher production and higher exploration costs (euro 92 million), in addition to currency translation effects.

Net financial expense
In the first quarter of 2006 net financial expense (euro 42 million) decreased by euro 134 million from the first quarter of 2005, due to the positive change in the recording at fair value of derivative financial instruments and a decrease in average net borrowings, whose effects were offset in part by higher interest rates, particularly on dollar loans on the London interbank market (Libor up 1.9 percentage points).

Net income from investments
Net income from investments in the first quarter of 2006 amounted to euro 240 million and concerned essentially: (i) Eni’s share of income of affiliates accounted for with the equity method of accounting (euro 204 million), in particular in the Gas & Power and Refining & Marketing segments; (ii) dividends received by affiliates accounted for at cost (euro 27 million).
The euro 106 million increase in net income from investments was due essentially to improved results of operations of affiliates in the Gas & Power segment.	Income taxes
Income taxes were euro 2,747 million, up euro 832 million due primarily to higher income before taxes (euro 1,385 million). The 4 percentage points increase in Group tax rate (from 42.6 to 46.7%) was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group and provisions for the settlement of certain tax claims.

Minority interests
Minority interests were euro 156 million and concerned primarily Snam Rete Gas SpA (euro 96 million) and Saipem (euro 53 million).

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SUMMARIZED CONSOLIDATED BALANCE SHEET

(million euro)	31 Dec. 2005	31 Mar. 2006	Change

Fixed assets	54,291	53,876	(415)
Working capital, net	(3,568)	(4,988)	(1,420)
Employee termination indemnities and other benefits	(1,031)	(1,045)	(14)
Net capital employed	49,692	47,843	(1,849)
Shareholders’ equity including minority interest	39,217	41,552	2,335
Net borrowings	10,475	6,291	(4,184)
Total liabilities and shareholders’ equity	49,692	47,843	(1,849)

Debts and bonds	12,998	11,054	(1,944)
short-term	5,345	3,674	(1,671)
long-term	7,653	7,380	(273)
Cash	(2,523)	(4,763)	(2,240)
Net borrowings	10,475	6,291	(4,184)

The appreciation of the euro over other currencies, in particular the US dollar (at 31 March 2006 the EUR/USD exchange rate was 1.210 as compared to 1.180 at 31 December 2005 up 2.5%) determined with respect to 2005 year-end an estimated decrease in the book value of net capital employed of about euro 500 million, in net equity of about euro 420 million and in net borrowings of about euro 80 million as a result of currency translations at 31 March 2006.
At 31 March 2006, net capital employed totaled euro 47,843 million, representing a decrease of euro 1,849 million from 31 December 2005.
Fixed assets (euro 53,876 million) decreased by euro 415 million from 31 December 2005 due mainly to depreciation, amortization and impairment charges for the period (euro 1,459 million) and currency translation effects offset in part by capital expenditure (euro 1,340 million).

Net working capital (euro 4,988 million) decreased by euro 1,420 million from 31 December 2005 due mainly to higher taxes payable and reserves for taxation related to taxes due for the period and the fact that excise taxes	on oil products sold in Italy the first 15 days of December are paid in the same month, instead of being paid in the following month as in the rest of the year.

The share of the Exploration & Production, Gas & Power and Refining & Marketing segments on net capital employed was 89.7% (90.9% as at 31 December 2005).

Net borrowings at 31 March 2006 were euro 6,291 million, representing a decrease of euro 4,184 million from 31 December 2005. Cash inflow provided by operating activities came in at euro 5,863 million also benefiting from seasonality factors. Cash from asset divestments (euro 85 million) and currency translation effects (approximately euro 80 million) also contributed to the reduction of net borrowings. These inflows were partly offset by financial requirements for capital expenditure and investments (euro 1,359 million) and the repurchase of own shares (euro 313 million).
Debts and bonds amounted to euro 11,054 million, of which euro 3,674 million were short-term (including the portion of long-term debt due within twelve months for euro 764 million) and euro 7,380 million were long-term.

Summarized cash flow statement
(million euro)

Net cash provided by operating activities	5,863
Capital expenditure and investments	(1,340)
Investments	(19)
Share buy-back	(313)
Divestments	85
Exchange difference and other changes	(92)
Change in net borrowings	4,184

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Net equity at 31 March 2006 (euro 41,552 million) increased by euro 2,335 million from 31 December 2005, due essentially to net profit before minority interest (euro 3,130 million) whose effects were offset in part by currency translation effects (approximately euro 420 million) and the purchase of own shares (euro 313 million).
At 31 March 2006, the ratio of net borrowings to shareholders’ equity including minority interest was 0.15, compared with 0.27 at 31 December 2005.	In the period from 1 January to 31 March 2006 a total of 13.15 million own shares were purchased for a total of euro 313 million (representing an average euro 23.808 per share). From the beginning of the share buy-back plan (1 September 2000) Eni purchased 295 million own shares, equal to 7.37% of its share capital, for a total of euro 4,585 million (representing an average cost of euro 15.54 per share).

CAPITAL EXPENDITURE

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

1,516	Exploration & Production	1,053	961	(92)	(8.7)
411	Gas & Power	265	151	(114)	(43.0)
317	Refining & Marketing	66	95	29	43.9
33	Petrochemicals	13	10	(3)	(23.1)
114	Oilfield Services Construction and Engineering	57	97	40	70.2
31	Other activities	6	3	(3)	(50.0)
42	Corporate and financial companies	14	23	9	64.3
2,464	Capital expenditure	1,474	1,340	(134)	(9.1)

In the first quarter of 2006 capital expenditure amounted to euro 1,340 million, of which 90% related to the Exploration & Production, Gas & Power and Refining & Marketing segments. The decline from the first quarter of 2005 (euro 134 million, down 9.1%) was due mainly to the completion of relevant projects in the E&P segment (in particular the Libya Gas project and the Kizomba B-Block 15 project in Angola) and reduced requirements for the plan for generation capacity increase in power generation.
Capital expenditure of the Exploration & Production segment amounted to euro 961 million and concerned essentially development (euro 777 million) directed mainly outside Italy (euro 692 million), in particular Kazakhstan, Egypt, the United States and Angola. Development expenditure in Italy (euro 85 million) concerned in particular the continuation of work for well drilling, plant and infrastructure in VaI d’Agri and sidetrack and infilling work in mature areas. Exploration expenditure amounted to euro 173 million, of which about 88% was directed outside Italy. Outside Italy exploration concerned in particular Egypt, Nigeria and Australia. In Italy essentially the offshore of Sicily and onshore in Central Italy.	Capital expenditure in the Gas & Power segment totaled euro 151 million and related essentially to: (i) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 87 million); (ii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 27 million); (iii) the continuation of the construction of combined cycle power plants (euro 26 million) in particular at Ferrara and Brindisi.
Capital expenditure in the Refining & Marketing segment amounted to euro 95 million and concerned: (i) refining and logistics in Italy (euro 58 million), in particular actions for improving flexibility and yields of refineries, among which the construction of the new hydrocracking plant at the Sannazzaro refinery; (ii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 16 million); (iii) the upgrade of the distribution network in in Italy (euro 9 million).
Capital expenditure in the Oilfield Service Construction and Engineering segment amounted to euro 97 million and concerned: (i) the conversion of the Margaux tanker ship into an FPSO vessel that will operate in Brazil on the Golfinho 2 field; (ii) maintenance and upgrading of

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equipment; (iii) beginning of fabrication and installation of facilities in the offshore phase of the Kashagan project in Kazakhstan.
Capital expenditure in the Petrochemical segment amounted to euro 10 million and concerned mainly environmental protection actions and compliance with safety and health regulations.

Post closing events
On 1 April 2006 the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally cancelled the service contract regulating activities at the Dación oil field. Accordingly, starting on the same day, operations at the Dación oil field are being run by PDVSA which took over Eni Dación BV, Eni’s wholly-owned subsidiary that had been operating the field until that date.

Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. If negotiations do not respond successfully to Eni’s expectations, any legal action will be considered in order to defend vigorously Eni’s claims in Venezuela.

Eni believes it has the right to be entitled to a compensation proportioned to the fair value of the relevant assets as consequence of the expropriation following the unilateral cancellation. This compensation, according to internaI evaluations and evaluations made by qualified independent oil engineers companies, should not be lower than the book value of assets which has not been impaired.

In 2005 and in the first quarter of 2006, oil production from the Dación field averaged approximately 60 kbbl/d.

OUTLOOK FOR 2006
Eni reaffirms its 2006 outlook, with key business trends for the year as follows:
  production of liquids and natural gas is forecast to continue growing. Increases will be achieved outside Italy mainly in Libya, Angola and Egypt due to full production of fields started-up in the second half of 2005. These positives will be partly offset by natural field declines, residual hurricane impacts on production in the Gulf of Mexico and outages and disruptions in Nigeria due to social unrest and the impact of the unilateral cancellation on part of the Venezuelan national oil company PDVSA of the service contract for the Dación oil field effective from 1 April 2006. Despite the adverse impact of the unforeseen events in Venezuela and Nigeria, production growth rate for the year is expected to be 3% assuming a Brent crude oil price of $54.5 per barrel in the market scenario for 2006;

  sales volumes of natural gas are expected to increase outside Italy, in particular in Turkey, Germany and Spain;
  sold production of electricity is expected to increase due to the continuing ramp-up of new production capacity at the Brindisi and Mantova sites partially offset by lower production at the Ravenna and Ferrera Erbognone plants due to planned maintenance;
  refining throughputs on Eni’s account are expected to decline slightly from 2005, due mainly to planned maintenance at the Sannazzaro, Livorno and Taranto refineries. Eni’s refineries are expected to run at full capacity;
  retail sales of refined products on the Agip branded network in Italy are expected to remain stable: the impact of the expected decline in domestic consumption will be offset by a higher network performance. In the rest of Europe the upward trend of sales is expected to continue despite stagnation in the overall market; in particular higher sales are expected in Spain, France and Central Eastern Europe also due to the construction/acquisition of service stations.

In 2006, capital expenditure is expected to amount euro 9.7 billion, representing a 31% increase from 2005. Approximately 91% of capital expenditure is planned in Eni’s Exploration & Production, Gas & Power and Refining & Marketing divisions; main increases are expected in exploration projects, the development of oil and natural gas reserves, upgrading of natural gas transport and import infrastructure and upgrading of refineries.

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Operating results by business segment

EXPLORATION & PRODUCTION

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

6,405	Revenues	4,601	7,399	2,798	60.8
3,559	Operating profit	2,567	4,303	1,736	67.6
18	Exclusion special items	31	(57)	(88)
3,577	Adjusted operating profit	2,598	4,246	1,648	63.4

Operating profit for the first quarter was euro 4,303 million, up euro 1,736 million, or 67.6%, reflecting primarily higher realizations in dollars (oil up 33.4%; natural gas up 24.4%) combined with a growth in sales volumes up 11.5 million boe, or 7.8%. The depreciation of the euro over the dollar also boosted operating profit	by an estimated euro 350 million. These positive factors were partially offset by higher operating costs and amortization charges in connection with higher development costs of new fields and for maintaining production levels in certain mature fields. Higher exploratory costs were also incurred.

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

1,806	Daily production of oil and natural gas (1) (thousand boe)	1,703	1,827	124	7.3
254	Italy	265	247	(18)	(6.8)
522	North Africa	432	541	109	25.2
372	West Africa	327	382	55	16.8
291	North Sea	290	298	8	2.8
367	Rest of world	389	359	(30)	(7.7)
161.0	Oil and natural gas production sold (1) (million boe)	148.0	159.5	11.5	7.8

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method of accounting.

Oil and natural gas production for the quarter averaged 1,827 kboe/d, representing an increase of 7.3% or 124 kboe/d from the first quarter of 2005, driven by organic growth in Libya, Angola and Egypt. Production for the quarter was adversely impacted by: (i) lower entitlements in certain PSAs and buy-back contracts of 29 kboe/d; (ii) field declines in mature areas, mainly in natural gas production in Italy; (iii) residual hurricane impacts on production in the Gulf of Mexico and outages and disruptions in Nigeria due to social unrest. Excluding the impact of adverse entitlement effects, oil and natural gas production increased by 9%. The share of production outside Italy was 86% (84% in the first quarter of 2005).	Daily production of oil and condensates (1,143 kbbl/d) increased by 43 kbbl from the first quarter of 2005, up 3.9%, due to increases registered in: (i) Angola, due to the reaching of full production of fields in the Kizomba B area in Block 15 (Kissanje and Dikanza, Eni’s interest 20%) and the start-up of the Benguela/Belize fields in Block 14 (Eni’s interest 20%); (ii) Libya, due to the reaching of full production at the Bahr Essalam offshore field (Eni’s interest 50%) as part of the Western Libyan Gas Project; (iii) Algeria, due to increased production at the Rod and satellite fields (Eni operator with a 63.96% interest). These increases were partly offset by lower production in: (i) Nigeria, due to outages and disruptions related to social unrest in the country; (ii) Kazakhstan due to maintenance of facilities; (iii) USA due to the impact of hurricanes in the fourth quarter of 2005.

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Daily production of natural gas (684 kboe) increased by 81 kboe from the first quarter of 2005, up 13.4%, due essentially to increases registered in Egypt for the reaching of full production at the eI Temsah 4 platform in the offshore of the Nile Delta and increased supplies to the Damietta liquefaction plant (Eni’s interest 40%), Libya, due to the start-up of the Bahr Essalam field (Eni’s interest 50%), Nigeria due to increased supplies to the Bonny liquefaction plant (Eni’s interest 10.4%) and	Kazakhstan. These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields and the impact of hurricanes in the Gulf of Mexico.
Hydrocarbon production sold amounted to 159.5 million boe. The 4.9 million boe difference over production was due essentially to own consumption of natural gas (4.4 million boe).

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GAS & POWER

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

7,419	Revenues	6,662	9,134	2,472	37.1
641	Operating profit	1,563	1,199	(364)	(23.3)
(32)	Exclusion of inventory holding (gains) losses	(52)	(30)	22
609	Replacement cost operating profit	1,511	1,169	(342)	(22.6)
281	Exclusion special items	24	34	10
890	Adjusted operating profit	1,535	1,203	(332)	(21.6)

Replacement cost operating profit for the first quarter of 2006 was euro 1,169 million, down euro 342 million, or 22.6%, due primarily to: (i) lower selling margins on natural gas sales mainly as a consequence of a new regulatory regime from the Italian Authority for Electricity and Gas (Decision No. 248/20041) combined with higher purchasing costs; (ii) environmental provisions recorded by distribution activities (euro 20 million); (iii) lower operating income of transport activities in Italy related essentially to a new tariff regime introduced by Decision No. 166/2005[2] of the Authority for the second regulated period (1 October 2005-30 September 2009).
On the positive side, transport activity outside Italy recorded a higher operating profit reflecting mainly higher volumes in particular for the coming on line of volumes transported through the Greenstream pipeline from Libya, volumes of natural gas sold (including own consumption of 0.22 bcm related to increased supplies to EniPower power stations) were up 1.87 bcm or 7.2%.
Power generation activities generated a replacement cost operating profit of euro 39 million, with an increase of euro 24 million due mainly to an increase in electricity production sold (1.44 terawatthour, up 28.9%) and higher margins resulting from a positive scenario.	Natural gas sales volumes for the first quarter were 30.08 bcm, 1.64 bcm higher, primarily reflecting higher sales in the rest of Europe (up 1.1 bcm, or 11.2% including sales of subsidiaries) and in Italy (up 0.48 bcm, or 2.8%). Natural gas supplies to Eni wholly-owned subsidiary EniPower for power generation increased by 0.22 bcm (up17.6%).
Despite an increasingly competitive market, natural gas sales of subsidiaries in Italy of 17.47 bcm increased by 0.48 bcm from the first quarter of 2005, reflecting higher sales volumes to the industrial sector (up 0.48 bcm) and to the power generation industry (up 0.31 bcm), partially offset by lower sales volumes to wholesalers (down 0.24 bcm) and to residential customers (down 0.07 bcm). Sales under the so called gas release[3] were in line with those of the first quarter of 2005.
Sales volumes of subsidiaries in the rest of Europe (8.57 bcm) were 1.24 bcm higher, reflecting increases registered in: (i) sales under long-term supply contracts to Italian importers (up 0.61 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.37 bcm); (iii) France (up 0.23 bcm) relating to higher supplies to industrial operators; (iv) Germany and Austria (0.17 bcm) essentially due to increased spot sales to Gaz de France and higher supplies to Eni’s affiliate GVS (Eni’s interest 50%).

(1)	With this decision the Authority decided the revision of the parameters for the upgrading of the raw material component in price formulas for end users and introduced a safeguard clause that dampens the changes in energy prices that are considered “abnormal” (Brent price higher than 35 dollars/barrel or lower than 20 dollars/barrel), assuming that this is a common practice in import contracts between Italian importers, among which Eni, and natural gas producing countries. Decision No. 248/2004 obliges Italian suppliers to wholesalers to renegotiate supply contracts in light of the price revision introduced by same decision in supply contracts between wholesalers and end users. This decision also states that the Authority may review these clauses in the light of import contracts. Eni provided the Authority with the terms of its import contracts that may lead the Authority to reconsider its decision, as Eni is one of the largest importers to Italy. In May 2005 the Regional Administrative Court of Lombardia, based on claims of Eni and other operators, annulled Decision No. 248/2004. In October 2005 the Council of State suspended the Court’s decision upon recourse of the Authority. The final decision by the Council of State is pending. The Regional Administrative Court also cancelled the suspension it had granted of Decision No. 298/2005 implementing Decision No. 248/2004. Therefore Decision No. 298/2005 is now fully effective.
(2)	Decision No. 166/2005 defined a new method for the determination of gas transport tariffs for the second regulated period which sets the rate of return on capital employed at 6.7% (7.94% in the preceding regime) and a price cap at 2% of operating costs and amortization charges (previously the same percentage was applied to all costs). The decision also increases incentives to capital expenditure.
(3)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from 1 October 2004 to 30 September 2008 at the Tarvisio entry point into the Italian network.

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Sales

Fourth quarter	First quarter

2005	2005	2006	Change	% Ch.

	Sales of natural gas (billion cubic meters)
15.67	Italy	16.99	17.47	0.48	2.8
4.00	Wholesalers	5.3	5.06	(0.24)	(4.5)
0.56	Gas release	0.59	0.59
11.11	End customers	11.1	11.82	0.72	6.5
3.73	Industrial users	3.32	3.8	0.48	14.5
4.70	Thermoelectric users	3.96	4.27	0.31	7.8
2.68	Residential and commercial	3.82	3.75	(0.07)	(1.8)
7.04	Rest of Europe	7.33	8.57	1.24	16.9
0.22	Outside Europe	0.23	0.16	(0.07)	(30.4)
22.93	Total sales to third parties	24.55	26.2	1.65	6.7
1.47	Own consumption	1.25	1.47	0.22	17.6
24.40	Sales to third parties and volumes consumed by Eni	25.8	27.67	1.87	7.2
2.59	Natural gas sales of affiliates (net to Eni)	2.64	2.41	(0.23)	(8.7)
2.46	Europe	2.48	2.34	(0.14)	(5.6)
0.13	Outside Europe	0.16	0.07	(0.09)	(56.3)
26.99	Total natural gas sales and own consumption (billion cubic meters)	28.44	30.08	1.64	5.8
22.05	Transport of natural gas in Italy (billion cubic meters)	23.70	24.89	1.19	5.0
14.75	Eni	15.36	16.12	0.76	4.9
7.30	Third parties	8.34	8.77	0.43	5.2
6.07	Electricity production sold (terawatthour)	4.98	6.42	1.44	28.9

Own consumption[4] amounted to 1.47 bcm, increasing by 0.22 bcm from the first quarter of 2005, up 17.6%, due mainly to higher supplies to EniPower, due to the coming on stream of new generation capacity.
Sales of natural gas by Eni’s affiliates, net to Eni and net of Eni’s supplies, amounted to 2.41 bcm and concerned: (i) GVS (Eni’s interest 50%) with 1.34 bcm; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 0.52 bcm; (iii) Galp (Eni’s interest 33.34%) with 0.43 bcm.	Eni transported 8.77 bcm of natural gas on behalf of third parties in Italy, an increase of 0.43 billion cubic meters from the first quarter of 2005, up 5.2%.
Electricity production sold was up to 6.42 terawatthour, or 28.9%, reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi plant (up 1.07 terawatthour), and full production of the Mantova plant, up 0.83 terawatthour.

(4)	In accordance with article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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REFINING & MARKETING

Fourth quarter	(million tonnes)	First quarter

2005	2005	2006	Change	% Ch.

9,555	Revenues	6,901	9,280	2,379	34.5
329	Operating profit	269	89	(180)	(66.9)
(177)	Exclusion of inventory holding (gains) losses	(143)	(47)	96
152	Replacement cost operating profit	126	42	(84)	(66.7)
227	Exclusion special items	26	47	21
379	Adjusted operating profit	152	89	(63)	(41.4)
317	Capital expenditure	66	95	29	43.9

Replacement cost operating profit for the first quarter was euro 42 million, down euro 84 million or 66.7%, from the first quarter of 2005, due primarily to: (i) declining realized refining margins (Brent margin was down 1.31 dollars/barrel, or 30.8%) and the impact of longer maintenance outages of refineries, partially offset by the favorable impact of the depreciation of the euro over the dollar; (ii) a reduction in operating results of marketing activities in Italy due to lower margins in	connection with higher international prices of refined products not entirely transferred to selling prices and competitive pressure; (iii) higher special charges, down euro 21 million.
The first quarter result included special charges of euro 47 million related primarily to environmental provisions and provision for redundancy incentives. In the first quarter of 2005 special items were euro 26 million related primarily to environmental provisions.

Sales

Fourth quarter	(million tonnes)	First quarter

2005	2005	2006	Change	% Ch.

10.22	Refining throughputs on own account	8.44	8.61	0.17	2.0
13.66	Sales	12.30	12.32	0.02	0.2
2.20	Retail sales Italy on Agip branded network	2.06	2.06
	Retail sales Italy on IP branded network	0.46		(0.46)
0.91	Retail sales rest of Europe	0.83	0.87	0.04	4.8
2.83	Wholesale sales Italy	2.53	2.54	0.01	0.4
1.20	Wholesale sales outside Italy	1.10	1.13	0.03	2.7
6.52	Other sales	5.32	5.72	0.40	7.5

Refining throughputs on own account for the quarter in Italy and outside Italy were up 0.17 million tonnes to 8.61 million tonnes, or 2%, reflecting higher throughputs at the Venezia and Gela refineries in Italy, despite the circumstance that the Gela refinery ran at a low rate in the first quarter 2005 as a consequence of a sea storm which impacted operations. These positives were partially offset by a reduction in the Livorno and Taranto refineries due to planned maintenance standstill.	Sales volumes of refined products for the quarter were 12.32 mtonnes, 20 ktonnes higher than the first quarter of 2005, due mainly to increased sales volumes on retail and wholesale markets in the rest of Europe (up 70 ktonnes). The 460 ktonnes reduction in retail sales volumes due to the divestment of the entire share capital of Italiana Petroli which occurred in September 2005 was offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract.

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Sales on the Agip branded network in Italy and outside Italy were 2.93 mtonnes, up 40 ktonnes (1.4%).

Sales volumes of refined products on the Agip branded network in Italy were 2.06 mtonnes, unchanged from the first quarter 2005. Sales volumes of refined products on retail markets in the rest of Europe increased by 40 ktonnes, or 4.8%, reflecting principally higher sales volumes in Spain and Central-Eastern Europe, also in connection with the purchase of service stations in 2005.	Sales on wholesale markets in Italy (2.54 mtonnes) were in line with those of the first quarter of 2005. Sales on wholesale markets in the rest of Europe increased by 30 ktonnes, up 2.7%, due to higher volumes sold in the Czech Republic and in Spain.

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PETROCHEMICALS

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

1,656	Revenues	1,534	1,728	194	12.6
37	Operating profit	158	39	(119)	(75.3)
	Exclusion of inventory holding (gains) losses	1	(17)	(18)
37	Replacement cost operating profit	159	22	(137)	(86.2)
37	Exclusion special items		1	1
74	Adjusted operating profit	159	23	(136)	(85.5)

In the first quarter of 2006 replacement cost operating profit amounted to euro 22 million with a euro 137 million decline (down 86.2%) from the first quarter of 2005, due mainly to lower unit margins, in particular in basic petrochemicals and polyethylene related to increases in	the cost of oil-based feedstocks not transferred to selling prices. This negative factor was offset in part by higher volumes sold and the positive effect of Eni’s sales mix along with an improved industrial and commercial performance.

Fourth quarter	(thousand tonnes)	First quarter

2005	2005	2006	Change	% Ch.

1,289	Sales	1,372	1,411	39	2.8
746	Basic petrochemicals	811	758	(53)	(6.5)
229	Styrenes and elastomers	266	261	(5)	(1.9)
314	Polyethylenes	295	392	97	32.9

Sales of petrochemical products (1,411 ktonnes) increased by 39 ktonnes, up 2.8% from the first quarter of 2005, due essentially to higher sales of polyethylene (up 32.9%), aromatics (up 7%) and elastomers (up 7%). These positives were offset in part by a decline in: (i) olefins (down 8.5%) due a slowdown in demand for ethylene (down 12%) and propylene (down 6%) and the impact of the maintenance standstill of the Brindisi butadiene plant; (ii) intermediates (down 10.7%) due to lower phenol sales and (iii) the impact of the shutdown of the Ravenna ABS plant in the second quarter of 2005 on the styrene business (down 4.4%) and of the Champagnier elastomer plant in September 2005 (down 6%).	Petrochemical production (1,915 ktonnes) increased by 47 ktonnes from the first quarter of 2005, up 2.5% due to increases registered in particular in polyethylene (up 7.5%) and aromatics (up 7.1%) offset in part by declines in styrene (down 5%) and elastomers (down 3.1%) due to standstills and shutdowns.

Contents

ENI REPORT ON THE FIRST QUARTER OF 2006

OILFIELD SERVICES CONSTRUCTION AND ENGINEERING

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

1,820	Revenues	1,176	1,326	150	12.8
138	Operating profit	65	83	18	27.7
138	Replacement cost operating profit	65	83	18	27.7
6	Exclusion special items
144	Adjusted operating profit	65	83	18	27.7

Operating profit for the first quarter of 2006 was euro 83 million, up euro 18 million, or 27.7% from the first quarter of 2005. This increase was recorded in particular in the following areas: (i) Onshore construction due to higher activity related essentially to the start-up of some large	projects acquired in 2005; (ii) Offshore drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 4 semisubmersible platforms and higher activity levels of the semisubmersible Scarabeo 4 platform and Perro Negro 5 jack-up.

(million euro)	31 Dec. 2005	31 Mar. 2006	Change	% Ch.

Orders backlog	10,152	9,905	(247)	(2.4)
Oilfield Services Construction	5,513	5,595	82	1.5
Engineering	4,639	4,310	(329)	(7.1)
Eni	695	765	70	10.1
Third parties	9,457	9,140	(317)	(3.4)
Italy	1,209	1,154	(55)	(4.5)
Outside Italy	8,943	8,751	(192)	(2.1)

Eni's order backlog was euro 9,905 million at 31 March 2006 (euro 10,152 million at 31 December 2005). Projects to be carried out outside Italy represented 88.3% of the total order backlog, while orders from Eni companies amounted to 7.7% of the total.

Contents

ENI REPORT ON THE FIRST QUARTER OF 2006

Reconciliation of reported operating profit by division
and net profit to adjusted operating and net profit

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.
Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of	supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
Certain infrequent or unusual incomes or charges are recognized as special items because of their significance. Special items include also certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.
For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

First quarter 2006	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Eni
(million euro)
Reported operating profit	4,303	1,199	89	39	83	(65)	(51)	(2)	5,595
Exclusion of inventory holding (gains) losses		(30)	(47)	(17)					(94)
Replacement cost operating profit	4,303	1,169	42	22	83	(65)	(51)	(2)	5,501
Exclusion special items:
gains on disposal of assets	(57)								(57)
environmental charges		20	44						64
asset impairments						3			3
provisions to the reserve for contingencies			1	2					3
provisions for redundancy incentives		14	5				5		24
other			(3)	(1)		(1)			(5)
Special items of operating profit	(57)	34	47	1		2	5		32
Adjusted operating profit	4,246	1,203	89	23	83	(63)	(46)	(2)	5,533

Reported net profit									2,974
Exclusion of inventory holding (gains) losses									(59)
Replacement cost net profit									2,915
Exclusion special items									39
Adjusted net profit									2,954

Contents

ENI REPORT ON THE FIRST QUARTER OF 2006

First quarter 2005	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Eni
(million euro)
Reported operating profit	2,567	1,563	269	158	65	(62)	(53)	(57)	4,450
Exclusion of inventory holding (gains) losses		(52)	(143)	1					(194)
Replacement cost operating profit	2,567	1,511	126	159	65	(62)	(53)	(57)	4,256
Exclusion special items:
environmental charges			25						25
asset impairments	31					3			34
provisions to the reserve for contingencies						6			6
provisions for redundancy incentives		1	4				2		7
other		23	(3)						20
Special items of operating profit	31	24	26			9	2		92
Adjusted operating profit	2,598	1,535	152	159	65	(53)	(51)	(57)	4,348

Reported net profit									2,445
Exclusion of inventory holding (gains) losses									(122)
Replacement cost net profit									2,323
Exclusion special items									62
Adjusted net profit									2,385

Contents

ENI REPORT ON THE FIRST QUARTER OF 2006

Fourth quarter 2005	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Eni
(million euro)
Reported operating profit	3,559	641	329	37	138	(298)	(41)	31	4,396
Exclusion of inventory holding (gains) losses		(32)	(177)						(209)
Replacement cost operating profit	3,559	609	152	37	138	(298)	(41)	31	4,187
Exclusion special items:
environmental charges		3	157			146	8		314
asset impairments/write-ups	(43)	1	5	11	4	47	2		27
Antitrust fine		290							290
provisions to the reserve for contingencies			8	6		(4)			10
provisions for increased insurance premium	57	6	30	17		4	(55)		59
provisions for redundancy incentives	4	3	13	4	2	3	15		44
other		(22)	14	(1)		9			0
Special items of operating profit	18	281	227	37	6	205	(30)		744
Adjusted operating profit	3,577	890	379	74	144	(93)	(71)	31	4,931

Reported net profit									2,105
Exclusion of inventory holding (gains) losses									(131)
Replacement cost net profit									1,974
Exclusion special items									422
Adjusted net profit									2,396

Adjusted operating profit by segment

Fourth quarter	(million euro)	First quarter

2005	2005	2006	Change	% Ch.

3,577	Exploration & Production	2,598	4,246	1,648	63.4
890	Gas & Power	1,535	1,203	(332)	(21.6)
379	Refining & Marketing	152	89	(63)	(41.4)
74	Petrochemicals	159	23	(136)	(85.5)
144	Oilfield Services Construction and Engineering	65	83	18	27.7
(93	Other activities	(53)	(63)	(10)	(18.9)
(71)	Corporate and financial companies	(51)	(46)	5	9.8
31	Unrealized profit in inventory	(57)	(2)	55
4,931	Adjusted operating profit	4,348	5,533	1,185	27.3

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Registro delle Imprese di Roma,
codice fiscale 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome
Layout and supervision: Studio Joly Srl - Rome
Digital printing: Marchesi Grafiche Editoriali SpA - Rome

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity

Countries of activity

EUROPE

Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Switzerland, Turkey, United Kingdom

CIS

Azerbaijan, Georgia, Kazakhstan, Russia

AFRICA

Algeria, Angola, Cameroon, Chad, Congo, Egypt, Guinea Bissau, Libya, Morocco, Nigeria, Senegal, Somalia, South Africa, Sudan, Tunisia

MIDDLE EAST

Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

CENTRAL ASIA

India, Pakistan

SOUTH EAST ASIA AND OCEANIA

Australia, China, Indonesia, Japan, Malaysia, Papua-New Guinea, Singapore, South Korea, Taiwan, Thailand, Vietnam

AMERICAS

Argentina, Brazil, Canada, Dominican Republic, Ecuador, Mexico, Peru, Trinidad & Tobago, United States, Venezuela

Report of the Directors	4	Profile of the year

	8	Letter to our Shareholders

Operating Review
	14	Exploration & Production
	30	Gas & Power
	42	Refining & Marketing
	48	Petrochemicals
	51	Oilfield Services Construction and Engineering

	54	Financial Review

	66	Other Information

	68	Corporate Governance

	88	Commitment to sustainable development
	89	Human resources and organization
	94	Responsibility towards the environment
	97	Responsibility towards stakeholders
	100	Risk management
	103	Innovation

	106	Glossary

	109	Report of Independent Auditors
Consolidated Financial Statements
	111	Effects of the adoption of IFRS
	120	Balance sheet
	121	Profit and loss account
	122	Statement of changes in shareholders’ equity
	124	Statement of cash flows
	127	Basis of presentation
	127	Principles of consolidation
	128	Evaluation criteria
	134	Use of accounting estimates
	135	Recent accounting principles
	137	Notes to the consolidated financial statements

This Annual Report includes the report of Eni’s Board of Directors and Eni’s consolidated financial statements for the year ended 31 December 2005, which have been prepared under the International Financial Reporting Standards (IFRS), as adopted by the European Union.

30 March 2006

Contents
Profile of the year

Results

Net profit for 2005 was a record euro 8.8 billion, up euro 1.7 billion or 24.5% compared with 2004. This was driven by a strong operating performance (up euro 4.4 billion or 35.7%) achieved across all Eni’s business areas boosted also by higher oil and gas prices.The share of operating profit earned outside Italy increased to 68% (56% in 2004). Total shareholder return was 35.3% (28.5% in 2004)

Dividend

The increase in earnings and in cash flow provided by operating activities, along with a sound balance sheet structure allow Eni to distribute to shareholders a cash dividend of euro 1.10 per share for 2005, up 22%, compared with euro 0.90 per share the previous year. Included in the euro 1.10 amount is euro 0.45 per share already distributed as an interim dividend. Pay-out stands at 47%

Oil and natural gas production

Oil and natural gas production for the year 2005 grew a solid 7% to above 1.74 mboe/d. Excluding the adverse impact of lower entitlements in certain PSAs and buy-back contracts due to higher oil prices, this increase was 9%. In the first two months of 2006 production exceeded 1.8 mboe/d

Proved oil and natural gas reserves

Net proved reserves of oil and natural gas were 6.84 billion boe (55% crude and condensates) at year-end, down 381 mboe from 2004 due to an estimated 478 mboe adverse impact related to lower entitlements in certain PSAs and buy-back contracts due to higher oil prices (58.205 dollar per barrel at year-end 2005 as compared to 40.47 at year-end 2004). Excluding the price impact, the reserve replacement ratio was 115%. The average reserve life index is 10.8 years (12.1 at 31 December 2004)

The Kashagan project

Eni’s operatorship interest in the Kashagan project increased from 16.67% to 18.52%. The field located in the Kazakh offshore section of the Caspian Sea is considered the most important discovery in the world in the past thirty years with recoverable reserves of about 13 billion bbl through partial gas reinjection. The development of the project is advancing as planned, with 40% of work already completed. First oil is expected by the end of 2008 and the production plateau is targeted at over 1.2 mbbl/d

Contents

Enhancement of asset portfolio

Eni enhanced its portfolio of mineral rights via acquisition of exploration permits and production licenses located mainly in core areas such as Libya, Nigeria and Angola, as well as in new high-potential basins such as Alaska and India for a total net acreage of approximately 67,000 square kilometers (44,000 square kilometers net to Eni)

Growth in natural gas

Natural gas sales volumes were up 8% to 96 bcm reflecting higher sales on both the Italian and European natural gas markets. Sales of liquefied natural gas (LNG) achieved 7 bcm, up 17% compared with 2004

Power generation development plan

Sold production of electricity (22.8 terawatthour) was up 64.4%. At year-end 2005 Eni’s installed capacity was 4.5 gigawatt and will allow consumption of over 6 bcm/y of natural gas supplied by Eni when it achieves 5.5 gigawatt of installed capacity by 2009

Integration of Saipem and Snamprogetti

The integration of Saipem and Snamprogetti will create a world leader in engineering and oilfield services, increasing their role in Eni’s core business growth

Contents
Selected consolidated financial data	Italian GAAP	IFRS

2001	2002	2003	2004	2004	2005

Net sales from operations	(million euro)	49,272	47,922	51,487	58,382	57,545	73,728
Operating profit	(million euro)	10,313	8,502	9,517	12,463	12,399	16,827
Net profit	(million euro)	7,751	4,593	5,585	7,274	7,059	8,788
Net cash provided by operating activities	(million euro)	8,084	10,578	10,827	12,362	12,500	14,936
Capital expenditure	(million euro)	6,606	8,048	8,802	7,503	7,499	7,414
Investments	(million euro)	4,664	1,366	4,255	316	316	127
Shareholders’ equity including minority interest	(million euro)	29,189	28,351	28,318	32,466	35,540	39,217
Net borrowings	(million euro)	10,104	11,141	13,543	10,228	10,443	10,475
Net capital employed	(million euro)	39,293	39,492	41,861	42,694	45,983	49,692
Return On Average Capital Employed (ROACE)	(%)	23.9	13.7	15.6	18.8	16.6	19.5
Leverage		0.35	0.39	0.48	0.31	0.29	0.27
Earnings per share (1)	(euro)	1.98	1.20	1.48	1.93	1.87	2.34
Dividend per share	(euro)	0.750	0.750	0.750	0.90	0.90	1.10
Dividends paid (2)	(million euro)	2,876	2,833	2,828	3,384	3,384	4,096
Pay-out	(%)	37	62	51	47	48	47
Total shareholder return	(%)	6	13.1	4.3	28.5	28.5	35.3
Dividend yield (3)	(%)	5.6	5.2	5.1	4.9	4.9	4.7
Number of shares outstanding at period end (4)	(million)	3,846.9	3,795.1	3,772.3	3,770.0	3,770.0	3,727.3
Market capitalization (5)	(billion euro)	54.0	57.5	56.4	69.4	69.4	87.3

(1)	Ratio of net profit and the average number of shares outstanding in the year. The dilutive effect is negligible.
(2)	Per fiscal year. 2005 data are estimated.
(3)	Ratio of dividend for the period and average price of Eni shares in December 2005.
(4)	Excluding own shares in portfolio.
(5)	Number of outstanding shares by reference price at period end.

Financial data for 2004 and 2005 have been derived from Eni’s financial statements prepared under the International Financial Reporting Standards (IFRS), as adopted by the European Union and are therefore not comparable with those of preceding years, which had been derived from financial statements prepared under Italian GAAP.
The main differences between IFRS and Italian GAAP relate essentially to: (i) higher book value of tangible assets due primarily to a revision of the useful lives of gas pipelines, compression stations and distribution networks; (ii) recognition of deferred tax assets whenever their recoverability is probable instead of a reasonable degree of recoverability under Italian GAAP; (iii) capitalization of estimated costs for asset retirement obligations and higher financial charges; (iv) application of the weighted-average cost method for inventory accounting instead of the Last In First Out inventory accounting method; (v) write-off of the reserve for contingencies in absence of an actual obligation and use of actuarial techniques for the recording of employee benefits; (vi) goodwill is no longer amortized and is reviewed at least annually for impairment; previously it was systematically amortized; (vii) exclusion from consolidation of joint ventures; (viii) reclassification of extraordinary items in operating income.
The analysis of the nature of these main changes is found in the Notes to the consolidated financial statements in the chapter “Effects of the adoption of IFRS”.

Forward-looking statements
Certain disclosures contained in this annual report concerning plans, objectives, targets and other future developments are forward-looking statements. By their nature forward-looking statements involve risk and uncertainty. The factors described herein could cause actual results of operations and developments to differ materially from those expressed or implied by such forward-looking statements.

Key market indicators
2001	2002	2003	2004	2005

Average price of Brent dated crude oil (1)		24.46	24.98	28.84	38.22	54.38
Average EUR/USD exchange rate (2)		0.896	0.946	1.131	1.244	1.244
Average price in euro of Brent dated crude oil		27.30	26.41	25.50	30.72	43.71
Average European refining margin (3)		1.97	0.80	2.65	4.35	5.78
Average European refining margin in euro		2.20	0.85	2.34	3.50	4.65
Euribor - three-month euro rate	(%)	4.3	3.3	2.3	2.1	2.2
Libor - three-month dollar rate	(%)	3.7	1.8	1.2	1.6	3.5
(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents
Selected operating data
2001	2002	2003	2004	2005

Exploration & Production
Net proved reserves of hydrocarbons	(million boe)	6,929	7,030	7,272	7,218	6,837
Average reserve life index	(years)	13.7	13.2	12.7	12.1	10.8
Production of hydrocarbons	(thousand boe/d)	1,369	1,472	1,562	1,624	1,737
Gas & Power
Sales of natural gas to third parties	(billion cubic meters)	63.72	64.12	69.49	72.79	77.08
Own consumption of natural gas	(billion cubic meters)	2.00	2.02	1.90	3.70	5.54
		65.72	66.14	71.39	76.49	82.62
Sales of natural gas of affiliates (Eni’s share)	(billion cubic meters)	1.38	2.40	6.94	7.32	8.53
Total sales and own consumption of natural gas	(billion cubic meters)	67.10	68.54	78.33	83.81	91.15
Natural gas transported on behalf of third parties in Italy	(billion cubic meters)	11.41	19.11	24.63	28.26	30.22
Electricity production sold	(terawatthour)	4.99	5.00	5.55	13.85	22.77
Refining & Marketing
Refined products available from processing	(million tonnes)	37.78	35.55	33.52	35.75	36.68
Balanced capacity of wholly-owned refineries at period end	(thousand barrels/day)	664	504	504	504	524
Utilization rate of balanced capacity of wholly-owned refineries	(%)	97	99	100	100	100
Sales of refined products	(million tonnes)	53.24	52.24	50.43	53.54	51.63
Service stations at period end (in Italy and outside Italy)	(units)	11,707	10,762	10,647	9,140	6,282
Average throughput in Italy and outside Italy of Agip-branded network	(thousand liters per year)	1,685	1,858	2,109	2,488	2,479
Petrochemicals
Production	(thousand tonnes)	9,609	7,116	6,907	7,118	7,282
Sales	(thousand tonnes)	6,113	5,493	5,266	5,187	5,376
Oilfield Services Construction and Engineering
Orders acquired	(million euro)	3,716	7,852	5,876	5,784	8,188
Order backlog at period end	(million euro)	6,937	10,065	9,405	8,521	9,964

Employees at period end	(units)	72,405	80,655	75,421	70,348	72,258

Contents
Eni’s Board of Directors

	Roberto Poli Chairman	Paolo Scaroni CEO	Alberto Clô Director	Renzo Costi Director

Letter to our Shareholders
Dear Shareholders,
Eni had an outstanding 2005, both in terms of its financial and of its operating performance. We are Italy’s leading company by market capitalization and are achieving ever greater prominence on the international stage.
Eni delivered a record net profit of euro 8.8 billion in 2005, 24.5% more than in 2004. Operating profit amounted to euro 16.8 billion (+35.7%). The increase was due to a combination of a superior volume growth and ongoing performance improvements.
Of course, we benefited from last year’s favorable trading environment, which saw strong gains both in crude oil prices and in refining margins. However, we are pleased with the strong operating performance throughout our businesses.
In particular, we achieved a 7% increase in oil and gas production, which is among the very highest in the industry. This growth came from build-up in existing fields and the start-up of 15 new fields. Libya, Angola and Algeria were the countries with the highest production increase.
We also confirmed our position as the largest gas company in Europe, increasing sales by a very strong 8% during the year.
Strong results enabled us to propose a dividend of euro 1.1 per share, of which euro 0.45 already paid as interim	dividend in October 2005, 22% higher than in 2004 (euro 0.90 per share), with a payout of 47%.
We achieved a total shareholder return of 35.3% (28.5% in 2004).

Operating results
In EXPLORATION & PRODUCTION, we continued to build on our strong position in some of the world’s fastest-growing producing nations to deliver industry-leading growth.
Daily production of hydrocarbons increased by 7% to 1.74 million boe. Excluding the impact of the higher crude oil price on entitlement production from Production Sharing Agreements (PSAs) and buy-back contracts, the growth rate for the year was 9%.
Net proved reserves of oil and natural gas were 6.8 billion boe at year-end (55% crude and condensates), down 381 mboe from 2004 due to an estimated 478 mboe adverse impact related to the PSA effect.
Excluding the price impact, the reserve replacement ratio was 115%. The end-year reserves life index is 10.8 years (12.1 years at 31 December 2004).
Sales of liquefied natural gas and of gas to liquefaction plants (LNG) reached 7 bcm, an increase of 17% on 2004, confirming our strong commitment in that business.
We increased our share in the Kashagan project (Kazakhstan) from 16.67% to 18.52%. Kashagan is the

Contents

Dario Fruscio Director	Marco Pinto Director	Marco Reboa Director	Mario Resca Director	Pierluigi Scibetta Director

largest field discovered in the world for the last 30 years (around 13 billion barrels of recoverable reserves using partial gas injection). The development of the project, of which we are the sole operator, is on track, with 40% of work completed, and we confirm our target of first oil production by end-2008.
We enhanced our exploration portfolio with the acquisition of assets in core areas such as Libya, Nigeria and Angola, as well as in new high-potential basins such as Alaska and India.

In GAS & POWER, we are leveraging on our unique positioning in terms of access to infrastructure, availability of gas – both equity and purchased under long term supply contracts – and large customer base, to further extend our leadership in the highly attractive European gas market.
Overall gas sales in 2005 totalled 96 bcm, 8% up from 2004. This growth has been driven by international gas sales as well as by larger volumes sold in Italy, in line with our strategy to grow in the most attractive markets:
  gas sales across Europe (36 bcm) rose 9% up from 2004, driven also by the build up of the Greenstream project;
  Italian gas sales (58 bcm) increased by 8%, mainly driven by the power business gas consumption;
  gas sales in South America were stable at 2 bcm.

Electricity sales (22.8 TWh) increased by 64% from 2004

as a result of the start-up of two power units at the Mantova power plant and the first unit of the Brindisi plant, as well as full commercial operation at the Ravenna and Ferrera Erbognone plants.

In REFINING & MARKETING, we are seeking to maximize returns from our assets by upgrading our refining system, increasing integration with our E&P activities and strengthening our competitive position in marketing.
We completed the construction of the Sannazzaro gasification plant and the disposal of the IP retail subsidiary. We have also continued to monitor neighboring European markets in order to capitalize on opportunities for profitable expansion.
Overall retail sales in Europe under Agip brand amounted to 16 billion liters, of which 11.3 billion liters were in Italy.

In ENGINEERING & CONSTRUCTION, Saipem was awarded important contracts in challenging environments such as Kashagan in Kazakhstan and Sakhalin in Russia, confirming its role as a leader in international markets. Snamprogetti significantly increased its backlog, closing 2005 with strong financial results.

The PETROCHEMICALS business had another positive year: Polimeri Europa recorded a good performance,

Contents
consolidating and improving its position in the European market.

A selective and disciplined approach to Capital Expenditure also contributed to our outstanding operating results. We invested euro 7.4 billion in 2005, in line with 2004, mainly in oil and gas (91%):
  development of hydrocarbon reserves (euro 3.95 billion), mainly in Kazakhstan, Libya, Angola, Egypt and Italy, as well as exploration (euro 656 million) and the acquisition of proved, probable and possible reserves (euro 301 million, of which euro 161 million was for the acquisition of an additional 1.85% share in the consortium developing Kashagan);
  expansion and maintenance of the natural gas transportation and distribution network in Italy (euro 825 million);
  ongoing power generation construction programme (euro 239 million);
  upgrading of our Italian refining and logistics system to enhance flexibility and increase the yields of light products and middle distillates, including completion of the heavy residue gasification plant at the Sannazzaro refinery and improvement of the retail distribution network both in Italy and in the rest of Europe (euro 656 million).

Energy market outlook
E&P
The need to increase oil and gas production – and above all renew the reserve base – represents the industry’s most critical challenge.
Widespread concern over security of international supplies has helped push crude prices well above the level that fundamentals seem to justify. A lack of spare production capacity worldwide means that supply interruptions either upstream or downstream have amplified price effects.
While the industry is generating huge cash flows, new investment opportunities to sustain production growth involve greater financial, technological and environmental demands than ever before.
Tighter contractual and tax terms as well as cost inflation throughout the industry are also reducing the profitability of upstream projects. At the same time higher oil and gas prices have sharply increased the value of the oil companies’ reserves, making acquisitions extremely expensive.
We expect Brent oil prices to remain in the range of $50 a barrel for the next two years, after which – for planning purposes – we assume declining prices gradually returning to a level of around $30 a barrel in 2010.
Technological advances and higher natural gas prices

have made LNG the best solution for monetizing remote gas reserves. Yet, the expansion of LNG is hindered by the resistance of local communities to the construction of regasification terminals, on environmental and safety grounds.

G&P
Prices are likely to remain high, driven by strong demand growth in the main consuming markets, Europe and North America. Prices will also be supported by infrastructure limits and declining production in traditional basins.
In coming years the European gas market will see an increase in its already marked dependence on imports; by 2015 80% of consumption will be covered by imported gas, compared to the current 37%. The shortages occurred this winter have made it clear that developing new infrastructure is a top priority.

R&M
The structural excess capacity in western countries has gradually been reduced. This, combined with more stringent quality standards and rising demand for middle distillates, has led to temporary bottlenecks in the refined products market. Operators are investing to upgrade existing plants in order to improve the flexibility and conversion capacity of the system.
As this new capacity comes onstream, our outlook is for declining margins, returning towards historic levels. In such an environment we do not see opportunities for major capital expenditures in new green field capacity. Instead, we are focusing on improving complexity in existing refineries.

Petrochemicals
The business is characterized by a structural over-capacity both in Europe and worldwide. In particular, the European petrochemical industry suffers aggressive competition from Middle East countries, which benefit from the low cost of raw materials and the large size of plants, built in areas with low environmental sensitivity.

Strategy and targets
Eni’s 2006-2009 Strategic Plan is the most far-reaching we have ever launched in terms of capital expenditure, which underpins a continued strong organic growth beyond 2009. For us, acquisitions are an option not a necessity.

Exploration & Production
Organic growth is a strategic priority. We have strong prospects based on our portfolio in the world’s most

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attractive producing areas – Nigeria, Angola, Algeria, Libya and Kazakhstan.

We have set ourselves ambitious targets for this business:
  to increase production organically by 4% a year to more than 2 million boe per day by 2009 (assuming a Brent oil price of 32 $/bbl);
  to achieve an average reserves replacement of more than 100%;
  to extend and renew our exploration portfolio, by strengthening our presence in core areas (e.g. Libya, Nigeria) and by accessing new areas;
  to improve operating efficiency, curbing the increase in unit costs.

Looking beyond 2009, we see further growth both from our strong existing positions and from new opportunities. We expect to deliver a 3% increase in production every year between 2009 and 2012.
This will be driven by our leading positions in existing long life and high growth assets such as West Africa, Karachaganak and Kashagan; our LNG projects in North and West Africa; exploration in areas such as North Africa and Barents Sea, and new opportunities in gas projects, oil reserves and non-conventional oil.
In LNG we aim to accelerate our growth to become one of the international leaders, focusing on production areas with high potential and low costs. We will monetize our existing equity gas availability (mainly in Nigeria, Egypt, Australia and Indonesia), supplying the European and the US markets.
Overall, LNG sales will amount to around 13 bcm in 2009, with a 16% increase per year versus 2005. We will also deliver above average growth beyond 2009. Through the existing project portfolio we expect to achieve more than 20 bcm of sales in 2012.

Gas & Power
Eni aims to strengthen its position as the leading European operator in terms of sales by maximizing value from our unique mix of equity gas in Italy, Libya, Egypt and the North Sea and long-term supply contracts with major producers Gazprom, Sonatrach, Gasunie and Statoil.
We expect to grow our market share of the European gas market, where total demand will rise by more than 12% during the four years of our plan.
We have launched our expansion in the European markets in 2000. Having started from scratch, we now sell more than 35 bcm outside Italy. We are well positioned in Spain, Germany, Turkey, UK, France and in Portugal, where we have recently formed a strategic partnership that will enable us to manage Galp as a private company with our Portuguese partner.
We aim to reach 50 bcm of our international sales by 2009, bringing our overall volume of gas sold to more than 100 bcm. We expect to sell more than 110 bcm in total by 2012.
In Italy, we aim to preserve volumes and margins, leveraging on the competitiveness of our commercial offer. In the gas distribution business, we aim to extend our concessions portfolio, favoring development in areas close to large towns and cities.
We are also enhancing the infrastructure to deliver gas to Italy through a widespread integrated transportation network with multiple entry points and storage capacity. In total, Eni will build-up an additional import capacity of approximately 25 bcm by 2009.
In particular, we are:
  expanding the TAG (Russia) and TTPC (Algeria) gas pipelines and building-up the Greenstream (Libya);
  evaluating the opportunity of building a regasification terminal in Italy;
  improving Italy’s national transportation network;
  upgrading storage capacity, mainly through the development of the Bordolano field.

In the next four years our total investment in the import, transportation, distribution and storage of gas in Italy will amount to nearly euro 6 billion.
Within this context, it is worth mentioning the gas supply shortages which struck Italy in the winter 2005-2006. The supply disruption was mainly due to a colder-than-expected winter, growing gas use in power generation and a reduction of Russian deliveries due to a gas dispute with Ukraine.
These factors were not foreseeable and were beyond our control. However, the gradual increase in import capacity underpinned by our capital expenditure program will make the system better-placed to cope with unexpected supply problems. In the shorter term, we expect that an evolution in the European regulatory framework will increase the system’s overall flexibility.
EniPower – the power generation company we established to comply with regulatory ceilings in the Italian gas market – is completing the development of efficient and profitable projects.
We aim to generate the same free cash flow in 2009 as we did in 2005, despite the expected deconsolidation of Snam Rete Gas by the end of 2008. The increasing role of our international activities as well as our power generation business will contribute substantially to this target.

Refining & Marketing
We have a very strong position in Italy and our strategy is to maximize returns from our valuable existing assets.

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We are investing in new conversion capacity to make our refining system more flexible, in order to run a wider range of crude oils and to obtain a higher yield of middle distillates. This will increase our overall conversion index to almost 60% by 2009.
We are also targeting a greater vertical integration with our upstream business, increasing the proportion of equity oil we run in our refineries. This will contribute to increase our European refinery throughput to 42 million tonnes per year by 2009.
In marketing we will maintain our leadership in Italy and selectively increase our presence in neighboring regions. We will develop our offer of premium products, and generate more value from non-oil activities.

Engineering & Construction
This business represents a unique and distinctive feature for Eni. Saipem and Snamprogetti play instrumental roles in innovation and implementation of world-scale projects.
Eni can benefit greatly from these companies in terms of project and risk management expertise, best in class skills, development of core technologies and key relationships with producing countries: essential elements to fuel the growth and expansion of the oil and gas business.
The recently announced integration of Snamprogetti and Saipem creates a world leader in engineering and oilfield services, confirming that these activities are a core business for Eni.

Petrochemicals
We will consolidate our structure to improve returns even in unfavorable market conditions. We will invest to enhance the performance and reliability of plants in areas of excellence (styrenes and elastomers), as well as of the most competitive cracking plants.

Technological research and innovation
As a part of our growth process, we are making some of the most significant investments in technological research and innovation within our industry. This is to ensure we have the innovative technologies needed to create and maintain competitive advantages and to promote sustainable growth.
We are reorganizing and relaunching Eni’s technological research, allocating to the Corporate both long-term and multi-business research as well as identification and acquisition of advanced external technologies, and allocating to individual Divisions and Companies research activities that will support the businesses operations.	We will continue to pursue existing programmes on clean fuels, sulphur and greenhouse gas management as well as projects such as the upgrading of heavy crudes (EST), high pressure gas transmission (TAP) and Gas to Liquids (GTL).
We are committed to work on issues with high potential impact on the core business. These include hybrid engines, use of gas in distributed generation, evolution of the biofuels market and development of equity condensates, fuel cells, hydrogen, photovoltaics, and application of the Kyoto Protocol – in particular, CO2 sequestration technologies and emissions trading.

Cash allocation
Our number one priority in allocating cash generated from operating activities is capital expenditure to drive long-term organic growth in the business.
Over the next four years Eni will implement the largest capital expenditure program in its history driven by our commitment to organic growth. We will invest euro 35.2 billion, of which approximately two thirds is in Exploration and Production.
All spending will meet our strict investment criteria on rate of return and assumes a long term Brent price of around $30 per barrel.
We will also distribute significant amounts of cash to shareholders through an attractive and sustainable flow of dividends. We aim to use excess cash (after capex and dividends) to continue our programme of share buy-backs.
We remain focused on maintaining a stable financial structure and our current credit rating.

Human resources
We are reviewing our organizational structures in order to streamline business processes and organization. Furthermore, we aim to enhance the role of central functions to make guidance and control more effective. A recruitment programme will target qualified personnel needed to support Eni’s development.

Commitment for sustainable development
At the centre of our strategy is a full commitment for sustainable development involving all aspects of our activity, from valuing our people to caring for the environment, from community development to technological innovation. This is a priority for all companies, but even more for a large international enterprise operating in an industry in which social and

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environmental management is a key element of success.
Eni’s business model is oriented to fulfill our mission in ways that reduce the environmental impact and minimize the risks of climate change created by greenhouse gas emissions.
Our plans to develop natural gas, a low carbon content fuel; to improve the already widespread gas transport infrastructure and to develop gas-electricity integration will all play their part in reducing environmental impact. Eni’s commitment to mitigate risks associated with climate change, in particular with greenhouse gas emissions, is also enforced through the use of the mechanisms set out in the Kyoto Protocol and in the associated international directives and conventions.	We are also reorganizing our sustainability management system. A first result will be the publishing of a “sustainability paper” regarding Eni’s activities for sustainable development, which will be presented to the Shareholders’ Meeting, in addition to the publishing of the “HSE Report”. This will be followed by a full “Sustainability Report” from next year.
We would like to thank the men and women of Eni who, with their enthusiasm and expertise, have made our record-breaking economic performance possible. Their skills and experience will be essential for Eni to continue on its successful path - as will a renewed commitment to face future challenges with the pioneering spirit that has always been a distinctive hallmark of Eni.

30 March 2006

for the Board of Directors

Chairman	Chief Executive Officer

BOARD OF DIRECTORS (1)	BOARD OF STATUTORY AUDITORS (7)
Chairman	Chairman
Roberto Poli (2)	Paolo Andrea Colombo
Chief Executive Officer	Statutory Auditors
Paolo Scaroni (3)	Filippo Duodo, Edoardo Grisolia, Riccardo Perotta, Giorgio Silva
Directors	Alternate Auditors
Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, Pierluigi Scibetta	Francesco Bilotti, Massimo Gentile

GENERAL MANAGERS	MAGISTRATE OF THE COURT OF ACCOUNTS
Exploration & Production Division	DELEGATED TO THE FINANCIAL CONTROL OF ENI
Stefano Cao (4)	Luigi Schiavello (8)
Gas & Power Division	Alternate
Luciano Sgubini (5)	Angelo Antonio Parente (9)
Refining & Marketing Division	External Auditors (10)
Angelo Taraborelli (6)	PricewaterhouseCoopers SpA
The composition and powers of the Internal Control Committee, Compensation Committee and International Oil Committee are presented in the section “Corporate Governance” in the Report of the Directors.

(1)	Appointed by the Shareholders' Meeting held on 27 May 2005 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2007 financial year. Until 27 May 2005 the Board of Directors was composed of Roberto Poli, Chairman, Vittorio Mincato, Managing Director, Mario Giuseppe Cattaneo, Alberto Clô, Renzo Costi, Dario Fruscio, Guglielmo Antonio Claudio Moscato, Mario Resca
(2)	Appointed by the Shareholders’ Meeting held on 27 May 2005
(3)	Powers conferred by the Board of Directors on 1 June 2005
(4)	Appointed by the Board of Directors on 14 November 2000
(5)	Appointed by the Board of Directors on 30 January 2001. On 14 December 2005 Mr. Sgubini retired from the company. The Board of Directors appointed Domenico Dispenza as General Manager of the Gas & Power Division from 1 January 2006
(6)	Appointed by the Board of Directors on 14 April 2004
(7)	Appointed by the Shareholders’ Meeting held on 27 May 2005 for a three-year period, expiring at the date of approval of the financial statements for the 2007 financial year. Until 27 May 2005 the Board of Statutory Auditors was composed of Andrea Monorchio, Chairman, Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo, Riccardo Perotta and as Alternate Auditors Fernando Carpentieri, Giorgio Silva
(8)	Duties assigned by resolution of the Governing Council of the Court of Accounts on 24-25 June 2003
(9)	Duties assigned by resolution of the Governing Council of the Court of Accounts on 27-28 May 2003
(10)	Appointed by the Shareholders' Meeting of 28 May 2004 for a three-year term

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Exploration & Production

(million euro)	2004	2005

Revenues (1)		15,346	22,477
Operating profit		8,185	12,574
Replacement cost operating profit		8,185	12,574
Adjusted operating profit		8,202	12,883
Expenditure for exploration and new exploration initiatives		499	656
Acquisitions of proved and unproved property			301
Expenditure in development and capital goods		4,354	4,007
Employees at period end	(units)	7,477	7,491

(1)	Before elimination of intersegment sales.

› Oil and natural gas production for the year 2005 grew a solid 7% to above 1.7 million barrels of oil equivalent (boe)/day. Excluding the adverse impact of lower entitlements in certain Production Sharing Agreements (PSA) and buy-back contracts1, this increase was 9%. In the first two months of 2006 production exceeded 1.8 million boe/day

› Net proved reserves of oil and natural gas were 6.84 billion boe at year-end, down 381 million boe from 2004 due to an estimated 478 million boe adverse impact related to lower entitlements in certain PSAs and buy-back contracts due to higher oil prices (Brent price was 58.205 dollars per barrel at year-end 2005 as compared to 40.47 at year-end 2004). Excluding the price impact, the reserve replacement ratio was 115%. The average reserve life index is 10.8 years

(1)	For a definition of PSA and buy-back contracts see Glossary below.

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› As part of its strategy of expansion in areas with high mineral potential, Eni enhanced its portfolio of mineral rights via acquisition of exploration permits and production licenses located in Libya, India, Alaska, Brazil, Nigeria, Australia, Pakistan and the Gulf of Mexico for a total acreage of 67,000 square kilometers (44,000 net to Eni, of these 93% as operator)

› In May 2005, the new setup of the consortium operating the North Caspian Sea PSA was defined. As a result of the transaction Eni’s operatorship interest in the Kashagan project increased from 16.67% to 18.52%. The development plan of the field located in the Kazakh offshore section of the Caspian Sea aims at producing up to 13 billion barrels of recoverable reserves through partial gas reinjection and a $29 billion capital expenditure. The development of the project is advancing as planned: first oil is expected by the end of 2008 and the production plateau is targeted at over 1.2 million barrels/day

› As part of the Western Libyan Gas Project (Eni’s interest 50%) in August 2005 the offshore Bahr Essalam field was started-up, less than a year after the start-up of the onshore Wafa field. Peak production of the two fields is expected in 2006 at 256,000 boe/day (128,000 net to Eni). When fully operational in 2007 volumes produced and carried to Italy via the Green Stream pipeline will be 8 billion cubic meters/year of natural gas (4 billion net to Eni) already booked under long term supply contracts with operators

› In Angola oil production increased over 50% also due to significant startups: phase B of the development of the fields discovered in the Kizomba offshore area in Block 15 (Eni’s interest 20%) and the North Sanha and Bomboco oil, condensate and LPG fields in Block 0 former Cabinda (Eni’s interest 9.8%)

Proved oil and natural gas reserves
Proved oil and gas reserves are the estimated quantities of crude oil (including condensates and natural gas liquids) and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing technical, contractual, economic and operating conditions as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Eni has always held direct control over the booking of proved reserves. The Reserve Department of the Exploration & Production Division, reporting directly to the General Manager, is entrusted with the task of keeping reserve classification criteria (“criteria”) constantly updated and of monitoring their periodic process of estimate. The criteria follow Regulation S-X rule 4-10 of the Security and Exchange Commission as well as, on specific issues non regulated by rules, the consolidated practice recognised by qualified reference	institutions. The current criteria applied by Eni have been examined by DeGolyer and MacNaughton (D&M) an independent oil engineers company, which confirmed that they are compliant with the SEC rules. D&M also stated that the criteria regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the generally accepted practices in international markets. Eni estimates its proved reserves on the basis of the mentioned criteria also when it participates in exploration and production activities operated by other entities.

From 1991 Eni has requested qualified independent oil engineers companies to carry out an independent evaluation[2] of its proved reserves on a rotative basis. In particular in 2005 a total of 1.64 billion boe of proved reserves, or about 24% of Eni’s total proved reserves at 31 December 2005, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as they did in past years. In the 2003-2005 three-year period, independent evaluations concerned 84% of Eni’s total proved reserves.

(2)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott.

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Further information on reserves are provided in Note 35 to Eni’s consolidated financial statements - “Additional financial statement disclosures required by U.S. GAAP and the SEC - Supplemental oil and gas information for the exploration and production activities - Oil and natural gas reserves”.

Eni’s net proved reserves of hydrocarbons at 31 December 2005 were 6,837 million boe (oil and condensates 3,773 million barrels; natural gas 3,064	million boe) decreasing 381million boe from 31 December 2004, due to an estimated 478 million boe adverse entitlement impact in certain PSAs and buy-back contracts resulting from higher oil prices (Brent price was 40.47 dollars/barrel at 31 December 2004 and 58.205 dollars/barrel at 31 December 2005). Excluding the adverse price impact, the reserve replacement ratio was 115% (40% taking account of the price impact). The average reserve life index is 10.8 years (12.1 at 31 December 2004).

Evolution of proved reserves in the year	(million boe)
Net proved reserves at 31 December 2004		7,218
Revisions, extensions and discoveries and improved recovery	625
Production for the year	(634)	(9)
		7,209
Purchase of proved property		106
Price impact in PSAs and buy-back contracts		(478)
Net proved reserves at 31 December 2005		6,837

Additions to proved reserves booked in 2005 were 625 million boe, before the adverse price impact on PSAs and buy-back contracts (478 million boe). Including the adverse price impact additions were 147 million boe and derived from: (i) extensions and discoveries (156 million boe) in particular in Nigeria, Norway, Kazakhstan and Algeria; (ii) improved recovery (89 million boe) in particular in Algeria, Angola and Kazakhstan. These increases were offset in part by net downward revisions of 98 million boe mainly in Kazakhstan, Angola and Libya in connection with the price impact. Upward revisions were registered in Algeria, Norway and Congo. A total of 106 million boe of proved reserves were purchased in Kazakhstan, Australia, Italy and Angola.	At 31 December 2005, proved developed reserves amounted to 4,306 million boe (oil and condensates 2,350 million barrels, natural gas 1,956 million boe) or 63% of total proved reserves (60% as of 31 December 2004).

Proved reserves of hydrocarbons applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator represented approximately 11% of all proved reserves at 31 December 2005 (10% at 31 December 2004).

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Mineral right portfolio and exploration activities
As of 31 December 2005, Eni’s portfolio of mineral rights consisted of 1,041 exclusive or shared rights[3] for exploration and development in 34 countries on five continents for a total net acreage of 266,000 square kilometers[4] (234,180 at 31 December 2004). Of these, 55,098 square kilometers concerned production and development (41,997 at 31 December 2004). Outside Italy net acreage increased by 41,403 square kilometers mainly due to the acquisition of assets after international bid procedures in Libya, Egypt, India, Pakistan, Angola, Algeria, the United States and Ireland and purchases of mineral assets in Nigeria, Alaska and Australia. These increases were offset in part by releases in particular in Italy, Brazil, Congo, Morocco and Tunisia and divestments of assets in the British section of the North Sea. In Italy net acreage declined by 9,582 square kilometers due to releases.

A total of 52 new exploratory wells were drilled (21.8 of which represented Eni’s share), as compared to 66 exploratory wells completed in 2004 (29.5 of which represented Eni’s share). Overall success rate was 39.3% as compared to 52.1% in 2004; the success rate of Eni’s share of exploratory wells was 47.4% as compared 57.3% in 2004.

Production
In 2005 oil and natural gas production was 1,737,000 boe/day, up 113,000 boe from 2004, or 7%. This increase was 9% without taking into account the price effect on PSAs and buy-back contracts. Production increases were registered in particular in Libya, Angola, Iran, Algeria, Egypt and Kazakhstan. These increases were partly offset by: (i) lower production entitlements (down 32,000 boe/day) in PSAs and buy-back contracts

(3)	Of these, 5 exploration permits are owned through joint ventures.
(4)	Of these 27,422 square kilometers are owned through joint ventures.

Net proved hydrocarbon reserves (1) (2)	(million boe)	2003	2004	2005	Change	% Ch.

Italy	996	890	868	(22)	(2)
oil and condensates	252	225	228	3	1
natural gas	744	665	640	(25)	(4)
North Africa	2,024	2,117	2,047	(70)	(3)
oil and condensates	1,080	993	979	(14)	(1)
natural gas	944	1,124	1,068	(56)	(5)
West Africa	1,324	1,357	1,285	(72)	(5)
oil and condensates	1,038	1,056	942	(114)	(11)
natural gas	286	301	343	42	14
North Sea	912	807	758	(49)	(6)
oil and condensates	529	450	433	(17)	(4)
natural gas	383	357	325	(32)	(9)
Rest of World	2,016	2,047	1,879	(168)	(8)
oil and condensates	1,239	1,284	1,191	(93)	(7)
natural gas	777	763	688	(75)	(10)
Total	7,272	7,218	6,837	(381)	(5)
oil and condensates	4,138	4,008	3,773	(235)	(6)
natural gas	3,134	3,210	3,064	(146)	(5)

(1)	From 1 January 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. A conversion rate of 0.00615 barrels of oil per one cubic meter of natural gas was adopted. The change introduced did not affect the amount of proved reserves recorded in boe at 31 December 2003.
(2)	Includes Eni’s share of proved reserves of equity-accounted entities (41 million boe in 2005).

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resulting from higher international oil prices; (ii) declines in mature fields mainly in Italy (natural gas) and the United Kingdom; (iii) the effect of the divestment of assets in 2004 (down 16,000 boe/d) and of hurricanes in the Gulf of Mexico (down 10,000 boe/d). The share of production outside Italy was 85% (83.3% in 2004).
Production of oil and condensates (1,111,000 barrels/d) was up 77,000 barrels from 2004, or 7.4%, due to increases registered in: (i) Angola, due to full production of the Hungo and Chocalho fields within phase A of the	development of the Kizomba area in Block 15 and the start-up of the Kissanje and Dikanza fields within phase B of the same project in Block 15 (Eni’s interest 20%) and the start-up of the Sanha-Bomboco fields in area B of Block 0 (Eni’s interest 9.8%); (ii) Libya, due to full production at the onshore Wafa field and the start-up of the offshore Bahr Essalam field within the Western Libyan Gas Project (Eni’s interest 50%); (iii) Iran, due to full production at the South Pars field Phases 4-5 (Eni operator with a 60% interest) and production increases at the Dorood (Eni’s interest 45%) and Darquain fields

Hydrocarbon production (1) (2)	(thousand boe/d)	2003	2004	2005	Change	% Ch.

Italy	300	271	261	(10)	(3.7)
oil and condensates	84	80	86	7	7.5
natural gas	216	191	175	(16)	(8.4)
North Africa	351	380	480	100	26.3
oil and condensates	250	261	308	47	18.0
natural gas	101	119	172	53	44.5
West Africa	260	316	343	27	8.5
oil and condensates	236	285	310	25	8.8
natural gas	24	31	33	2	6.5
North Sea	345	308	283	(25)	(8.1)
oil and condensates	235	203	179	(24)	(11.8)
natural gas	110	105	104	(1)	(1.0)
Rest of World	306	349	370	21	6.0
oil and condensates	176	205	228	23	11.2
natural gas	130	144	142	(2)	(1.4)
Total	1,562	1,624	1,737	113	7.0
oil and condensates	981	1,034	1,111	77	7.4
natural gas	581	590	626	36	6.1

(1)	Includes natural gas consumed in operations (44,000, 38,000 and 26,000 boe/day in 2005, 2004 and 2003 respectively).
(2)	Includes Eni’s share of production of equity-accounted entities.

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(Eni operator with a 60% interest); (iv) Algeria, due to full production at the Rod and satellite fields (Eni operator with a 63.96% interest); (v) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to increased exports through the Caspian Pipeline Consortium’s pipeline linking the field to the Novorossiysk terminal on the Russian coast of the Black Sea; (vi) Italy, due to increased production in Val d’Agri resulting from full production of the fourth treatment train of the oil center. These increases were partly offset by declines of mature fields in particular in the United Kingdom and by the effect of the divestment of assets carried out in 2004.

Production of natural gas (626,000 boe/d) was up 36,000 boe from 2004, or 6.1%, reflecting primarily increases registered in Libya, due to full production at the Wafa field and the start-up of the Bahr Essalam field (Eni’s interest 50%), Egypt, for the start-up of the Barboni field and the Temsah 4 platform in the offshore of the Nile Delta, Kazakhstan and Pakistan. These increases were offset in part by the declines registered in particular in Italy due to declining mature fields, the effect of the divestment of assets effected in 2004 and of the hurricanes in the Gulf of Mexico.
Oil and gas production sold amounted to 614.9 million boe, up 37 million boe, or 6.4%. The 19.3 million boe difference over production was due essentially to own consumption of natural gas (16.2 million boe).
About 68% of oil and condensate production sold (402.6 million barrels) was destined to Eni’s Refining & Marketing segment (70% in 2004). About 44% of natural gas production sold (34.5 billion cubic meters) was destined to Eni’s Gas & Power segment (40% in 2004).

Main exploration and development projects

NORTH AFRICA
Algeria Exploration activities yielded positive results in permits P 404 in area C (Eni’s interest 25%) near the HBNE field with the SFSW-3 appraisal well on the Sif Fatima discovery and P 403 c/e (Eni’s interest 33.33%) with the ZNNW-1 appraisal well. In both permits the presence of hydrocarbons was confirmed at a depth of about 3,000 meters.

In Block P 403a/d (Eni’s interest 50%) the NFW ROM-6 discovery well and the ROM North-1 appraisal well were drilled at a depth of about 3,400 meters and confirmed the extension of the new oil levels in the ROM field. The

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ROM integrated development project entails production from these new levels also through the reinjection of gas produced in the nearby BRN field, reducing gas flaring by nearly 90%. Peak production at ROM is expected at 31,000 barrels/day (16,000 net to Eni) in 2009.

The EKT, EMK, EMN and EME fields are in the development phase in block 208 (Eni’s interest 12.25%). The development plan provides for the drilling of 142 wells and the construction of a central facility for the production of stabilized oil, condensates and LNG. Startup is expected in 2008 with peak production of 155,000 barrels/day (13,000 net to Eni) in 2010.

Egypt Exploration yielded positive results in the following concessions: (i) Ashrafi (Eni’s interest 50%) in the Gulf of Suez with the drilling of the NFW Ashrafi 1X well that found hydrocarbons at a depth of 1,600-1,700 meters; (ii) Belayim Land (Eni’s interest 50%) with the drilling of NFW BLSW-1 well that found gas at a depth of over 3,000 meters; (iii) Belayim Marine (Eni’s interest 50%) in the Gulf of Suez with the drilling of the BMNW-4 outpost well which allowed to report mineralized levels at a depth of about 3,000 meters. This well was linked to the existing production facilities; (iv) North Port Said (Eni operator with a 50% interest) with the drilling of the PFM-D-1 well which found gas and condensates at a depth of about 5,000 meters. This well is the first discovery of a new exploration theme in oligocenic formations and starts a new exploration phase in deep water with very high mineral potential.

Development activities are underway in concessions in the offshore of the Nile Delta: (i) North Port Said (Eni’s interest 50%) where the Barboni gas platform started production in May 2005 at an initial level of about 1 million cubic meters/day while work continued for the expansion of the el Gamil terminal where in 2005 natural gas production net to Eni increased from 11 to 13 million cubic meters/day; (ii) el Temsah (Eni operator with a 25% interest) where in August 2005 gas and liquid production started at the Temsah 4 platform. In the second quarter of 2006 production of gas and condensates will start from platform Temsah NW. Peak production at 139,000 boe/day (41,000 net to Eni) is expected in 2008.

Libya In October 2005 following an international bid procedure Eni obtained an exploration license as operator of 4 onshore blocks with a total acreage of 18,221 square kilometers, located in the Murzuk basin (161/1, 161/2&4, 176/3) and in the Kufra area (186/1, 2, 3, 4).

Exploration yielded positive results in offshore block NC-41 (Eni operator with a 50% interest) with the drilling of well NFW T1-NC41 which found oil and gas at a depth of 2,770 meters and yielded 4,600 barrels/day of oil and 370,000 cubic meters/day of gas in test production.

As part of the Western Libyan Gas project (Eni’s interest 50%), less than one year after the start-up of the onshore Wafa field, the Bahr Essalam field located in the NC-41 permit in the Mediterranean offshore started production. The field is developed by means of the Sabratha platform to which 38 producing wells will be connected, of these 26 have already been drilled. Oil and gas are carried through two underwater pipelines to the Mellitah treatment plant on the Libyan coast. Peak production from the two fields at 256,000 boe/day (128,000 boe/day net to Eni) is expected in 2006. Natural gas is carried to Italy through the Greenstream pipeline. When fully operational in 2007 the gasline will allow the export and sale of 8 billion cubic meters per year (4 billion net to Eni) to third parties on the Italian natural gas market under long term contracts. In addition 2 billion cubic meters of gas per year will be sold on the Libyan market.

In the NC-174 permit (Eni’s interest 23.33%) about 800 kilometers south of Tripoli the development of the

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Elephant oil field continued. In October 2005 the new 725-kilometer long pipeline linking it to the Mellitah plant started operations. The upgrading of the Mellitah plant will be completed in the first half of 2006. The field is expected to reach a peak production of 150,000 barrels/day (35,000 net to Eni) in the second half of 2006.

WEST AFRICA
Angola Offshore exploration activities were successful in the following areas: (i) Block 0, former Cabinda (Eni’s interest 9.8%) with the NFW 70-5X well that found hydrocarbons at a depth of 2,335 meters and yielded 2,000 barrels of oil/day and natural gas in test production; (ii) Block 14K/A-IMI (Eni’s share 10%) with the drilling of the Lianzi-2ST and Lianzi-2OH appraisal wells on the Lianzi discovery which showed the presence of natural gas and oil layers at a depth of more than 3,000 meters; (iii) Block 15 (Eni’s interest 20%) with the Batuque-3 appraisal well on the Batuque discovery which confirmed the presence of hydrocarbons at a depth of about 2,000 meters.

Between January and May 2005 in area B of Block 0 former Cabinda (Eni’s interest 9.8%) production started at the oil, condensate and LPG offshore fields North Sanha and Bomboco. LPG is produced through an FPSO (Floating Production Storage Offloading) unit, the largest in its class in the world. At Sanha a complex for the reinjection of gas into the fields has been built aiming at reducing gas flaring by 50%. Peak production of oil, condensates and LPG is expected at 100,000 barrels/day (10,000 barrels/day net to Eni) in 2007.

The project is underway for the development of the Benguela, Belize, Lobito and Tomboco oilfields at a depth between 300 and 500 meters in Block 14 (Eni’s interest 20%). The project provides for the drilling of 50 wells and the installation of a compliant tower with production facilities for Benguela/Belize. The first oil was produced in January 2006. Lobito and Tomboco will be developed by means of underwater completion and are going to be connected to the compliant tower of Benguela/Belize with start-up scheduled in the second half of 2006. Peak production from the four fields is expected in 2008 at 188,000 barrels/day (32,000 net to Eni).

In July, as part of Phase B of the development of discoveries in the Kizomba offshore area in Block 15 (Eni’s interest 20%) the Kissanje and Dikanza fields were started up five months ahead of schedule at a water depth between 1,000 and 1,300 meters. The project provides for the drilling of 58 wells (34 producing and 24 injection), the installation of a Tension Leg Platform for Kissanje and an underwater production system for Dikanza. Production will be treated at an FPSO vessel common to both fields with a capacity of 250,000 barrels/day and a storage capacity of over 2 million barrels. Production peaked at 47,000 barrels/day net to Eni at year end 2005.

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Nigeria In September 2005 Eni acquired as operator the OML 120 and OML 121 development licenses from Nigerian companies. The concessions, where the Oyo field was discovered, are located approximately 70 kilometers offshore the western coast of the Niger Delta in Nigeria. Two exploration wells are going to be drilled in 2006.

Exploration yielded positive results in the offshore OML 125 block (Eni operator with a 50.2% interest) with the drilling of the Abo 8 appraisal well that found oil layers at a depth of 2,142 meters and in the offshore OPL 219 block (Eni’s interest 12.5%) with the drilling of the Bolia 3X appraisal well that found oil levels at a depth of over 3,000 meters.

As part of the plan for increasing the treatment capacity of the Bonny liquefaction plant (Eni’s interest 10.4%) the an FPSO vessel connected to 17 producing wells (9 already drilled). Production is expected to peak at 200,000 barrels/day (23,000 net to Eni) in 2006.

The Forcados/Yokri oil and gas fields (Eni’s interest 5%) are currently under development in the onshore and offshore of the Niger Delta. Development is expected to be completed in February 2007 as a part of the integrated associated gas gathering project aimed at providing natural gas supplies to the Bonny liquefaction plant. Offshore production facilities have been installed and 25 of the planned 30 wells have been drilled. Peak production from these fields at 126,000 boe/day (6,000 net to Eni) is expected in 2006.

In April 2005, the Okpai power station (Independent Power Plant, Eni’s interest 20%) started operations, with fourth and fifth treatment trains started operations in November and December 2005, respectively. When fully operational these trains will increase production capacity from 9 to 17 million tonnes/year of LNG (from 11.5 to 23 billion cubic meters/year of natural gas feedstock). When the two new trains are fully operational supplies of natural gas will reach 65 million cubic meters/day (6.25 million cubic meters/day being Eni’s share).

In November 2005 the Bonga oil field (Eni’s interest 12.5%), situated in the OML 118 permit offshore Nigeria in waters of a depth between 950 and 1,150 meters, was started up. Development is achieved by means of a generation capacity of 480 megawatts on two gas and one steam turbines. The power station is fed with gas from the nearby Kwale fields in permit OML 60 (Eni operator with a 20% interest) which will supply 2 million cubic meters/day of natural gas when the power station is fully operational. The project is part of Eni’s and the Nigerian government’s plan to reduce CO2 emissions in the atmosphere.

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NORTH SEA
Norway In the PL229 permit (Eni’s interest 65%), where the Goliath discovery was made, Eni obtained an extension of its exploration license to 15 May 2007.
Exploration was successful with the drilling of the 7122/7-3 appraisal well on the Goliath discovery that reached a depth of 2.701 in waters 343 meters deep and found a hydrocarbon bearing layer 180 meters thick. A new appraisal of the Goliath area through the drilling of other wells is planned aimed at starting the commercial development of the field.

In November 2005 production started at the Kristin oil and gas field (Eni’s interest 8.25%) located in the PL134 permit in the Haltenbanken area about 200 kilometers off the coast in the Norwegian Sea. Oil production is treated on a semi-submersible platform with a capacity exploiting synergies with the nearby Norne production facilities. Production is expected to peak at 56,000 barrels/day (6,000 net to Eni) in 2006.

United Kingdom In July 2005 Eni divested some exploration assets located in the central section of the North Sea.
Exploration yielded positive results in the P/233 permit in blocks 15/25a (Eni’s interest 12%) in the central section of the North Sea with the NWF 15/25°-DD well drilled at a depth of over 2,000 meters and flowed about 4,000 barrels/day of high quality oil and natural gas in test production.

In November 2005 the British government announced that it will increase income taxes by levying a supplementary charge increase of 10 percentage points of 125,000 barrels/day. Production is expected to peak at 218,000 boe/day (18,000 net to Eni) in 2007. In the same permit the Tofte formation discovered with the first producing well on Kristin will be developed. The synergies with the Kristin production facilities will allow a viable development of the nearby Tyrihans field (Eni’s interest 7.9%), expected to start-up in 2009, in coincidence with the expected production decline of Kristin.

In November 2005 the Svale and Stær oil fields in the PL128 permit (Eni’s interest 11.5%) were started up,

(from 10 to 20%). This will adversely impact the Eni Group’s tax rate by estimated 1.2 percentage points in 2006 as compared to 2005. Approximately half of the expected increase will relate to a provision for deferred taxation. Given the expected production decline of the area, the adverse impact of higher rates of taxes in the United Kingdom will diminish with time.

REST OF WORLD
Alaska In August 2005, Eni purchased from the US independent company Armstrong Oil & Gas 104 exploration blocks onshore in the North Slope and offshore in the Beaufort Sea. The blocks, with a total acreage of 1,718 square kilometers, include two fields in

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the pre-development phase holding estimated 170 million barrels of oil of reserves.

Australia Offshore exploration was successful in: (i) Block AC/P-21 (Eni’s interest 40%) with the NFW Vesta-1 well that located natural gas at a depth of over 3,300 meters; (ii) Block WA-25-L (Eni’s interest 65%) with the Woollybutt-4 appraisal well which confirmed the presence of oil in the western extension of Wollybutt-3 at a depth of over 2,000 meters; (iii) Block WA-208 P (Eni’s interest 18.66%) with the NFW Hurricane-1 well that identified natural gas at a depth of over 3,000 meters.

In December 2005 Eni purchased further interests and reached 100% in permits WA 279-P and WA 313-P in the Bonaparte offshore basin off the northern coast of Australia where the Blacktip and Penguin fields are located. In the same basin Eni purchased a 39% interest in the WA 34-R permit where the Rubicon-Prometeus field is located.

In December 2005 Eni signed Heads of Agreement with the Darwin Power and Water Utility Company for the supply of a total amount of 20 billion cubic meters of natural gas from the Blacktip field for a 25-year period starting in January 2009. Further volumes may be supplied in the future.

Brazil In January 2006 following an international bid procedure held in October 2005 Eni acquired the operatorship of a six-year exploration license in Block BM Cal-14, covering an area of about 750 square kilometers in the deep waters of the Camamu-Almada basin, about 1,300 kilometers north of Rio de Janeiro.
In March 2005 the exploration license of Block BM-C-3 (Eni’s interest 40%) has been converted into an appraisal area. The test phase of the Peroba discovery well containing oil is scheduled within the first half of 2006.
Exploration yielded positive results in Block BM-S-4 (Eni’s interest 100%) with the drilling of the NFW Belmonte-1A well which found natural gas at a depth of over 5,000 meters. The relevant authorities allowed a third exploration period for this block which will last two years and provides for the drilling of one well.

China Offshore exploration activity yielded positive results in Block 16/19 (Eni’s interest 33%) in the South China Sea about 180 kilometers south east of Hong Kong with the drilling of the HZ25-4-1 well (Eni’s interest 100%), which found hydrocarbons at a depth of about 4,000 meters and flowed about 5,000 barrels/day of high quality oil in test production. The HZ25-4 field will be started up by means of the production facilities existing in the area. In Block 16/19 the HZ25-3-2 appraisal well confirmed the extension of the reserves of the HZ25-3 oil field.

India In July 2005, Eni has been awarded the right to conduct exploration activities as operator in Blocks 8 and D-6, following an international bid tender. Block 8 (Eni’s interest 34%) is located onshore in Rajasthan in the northwest of India, and extends for 1,335 square kilometers. Block D-6 (Eni’s interest 40%) is located deepwater in the Indian Ocean, some 130 kilometers west of the Andaman Islands, and covers an area of 13,110 square kilometers. This contract marks the beginning of Eni’s upstream activities in India.
In September 2005 Eni and the Indian Oil & Natural Gas Corporation signed a memorandum of understanding establishing mutual cooperation between the companies aimed at finding new exploration and production opportunities. In particular, the companies will exchange information on a range of deep offshore exploration projects in India and in other countries, with an option to exchange equity interests in selected upstream and midstream projects.

Indonesia Offshore exploration activity yielded positive results in the Bukat block (Eni operator with a 41.25% interest) in the Tarakan basin offshore Borneo with the drilling of appraisal wells on the Aster oil discovery made in 2004. The Aster 2 and 3 wells confirmed the presence of additional reserves of high quality hydrocarbons and the exploration potential of the

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basin. In 2006 and 2007 further appraisal activities are scheduled in order to reach a definition of the field’s development plan.

Iran In January 2005, at Assaluyeh on the coast of the Persian Gulf construction of the gas treatment plant for phases 4 and 5 of the development of the gas and condensates South Pars field was completed. The field is operated by Eni with a 60% interest through a buy-back contract. When fully operational in 2006 the treatment plant will produce 20 billion cubic meters/year of natural gas and over 90,000 barrels/day of condensates (33,000 net to Eni). In the short term it will also produce 1 million tonnes/year of LPG.

Kazakhstan As part of the North Caspian Sea PSA for the development of the Kashagan field where Eni is operator, on 31 March 2005 Eni and the other members of the consortium, except for one, purchased British Gas’s interest (16.67%) in proportional shares, according to the option exercised in May 2003, and sold half of this newly acquired interest to the national Kazakh company Kazmunaygaz (KMG), new partner in the PSA with an 8.335% interest. Following these two transactions (the sale to KMG was closed in May 2005), Eni increased its interest from 16.67% to 18.52% and continues acting as operator. The outlay for this transaction amounted to dollar 200 million. The development plan of the Kashagan field, considered the most important discovery of the past thirty years, to be implemented in multiple phases, aims at the production of up to 13 billion barrels of oil reserves by means of partial reinjection of gas. Production is expected to start in 2008 at an initial level of 75,000 barrels/day and to increase to 450,000 barrels/day at the end of the first development phase. Production plateau is targeted at 1.2 million barrels/day. The total capital expenditure is estimated at dollar 29 billion (5.4 billion being Eni’s share), this amount does not include the capital expenditure for the construction of the infrastructure for exporting production to international markets, for which various options are under scrutiny by the consortium. At 31 December 2005, the total amount of contracts awarded for the development of the field was over dollar 8.8 billion for the completion of the first phase of the field’s development plan (sections 1 and 2) which includes the drilling of development wells, the construction of infrastructure for developing the field and for offshore production (drilling, treatment and reinjection of sour gas for maximizing the oil yield) and onshore treatment plants. The most advanced techniques are going to be applied in the construction of the planned plants in order to cope with high pressures in the field and the presence of hydrogen sulphide.

At the Karachaganak field (Eni co-operator with a 32.5% interest) the new gas treatment and injection plants allowed to ship 42,500 barrels/day net to Eni, corresponding to 41.7% of oil and gas produced by the field net to Eni, to the terminal of the North Caspian Pipeline Consortium (Eni’s interest 2% corresponding to a transport right of a maximum of 3 million tonnes/year) at Novorossiysk on the Black Sea. The Phase 2M (Maintenance) of the Karachaganak project continued according to plans.

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Mozambique In March 2006, following an international bid tender, Eni obtained the exploration license for Area 4, located in the deep offshore of the Rovuma Basin 2,000 kilometers north of Maputo. The block covers an area of 17,646 square kilometers in an unexplored geological basin with great mineral potential according to surveys performed.

Pakistan Eni purchased the Indus M and Indus N exploration permits in the offshore of the Indus Delta with a total area of 5,000 square kilometers. The Rehmat non operated field (Eni’s interest 30%) was started-up. In May 2005 in the Gambat permit the Dulyan-1-Reentry well was drilled and confirmed the presence of natural gas. After the completion of production tests, evaluations are underway.

Turkey In November 2005 an agreement has been reached for the preparation of a feasibility study on the development of a new oil pipeline connecting the Turkish port of Samsun, on the Black Sea, with Ceyhan, on Turkey’s Mediterranean coast. The new transportation system will include: (i) a new loading terminal in Samsun; (ii) a 560-kilometer long pipeline with transport capacity of 1 million barrels of oil per day; (iii) oil storage facilities to be built in Ceyhan. The construction of a pipeline represents a faster, environmentally safer and more economic alternative to the transportation of oil by ship through the Turkish Straits of the Bosphorus and Dardanelles. It also represents a good route for exporting Eni’s production from fields in the Caspian Sea area.

United States Eni purchased 22 exploration blocks in the Gulf of Mexico following its participation to the 194 (March 2005) and 196 (August 2005) Lease Sale.

In Green Canyon Block 562 (Eni operator with an 18.17% interest) in the deep offshore of the Gulf of Mexico production from the K2 oil field started with an initial flow rate of 8,000 boe/day. The field’s development includes two additional subsea wells linked to the nearby Marco Polo platform, operated by a partner. Peak production of 7,000 boe per day (net to Eni) is expected in 2007.

Venezuela The development of the Corocoro oil field (Eni’s interest 26%) in the West Paria Gulf is underway. The development plan provides for two phases, with the second one depending on the results of the first one in terms of production from wells and reaction of the field to water and gas reinjection. Production is expected to start in 2008 with a peak of about 70,000 barrels/day (17,000 net to Eni) in 2009.

In December 2005 Eni signed a transition agreement with the Venezuelan state company PDVSA under which the parties agreed to negotiate the terms for a transition to the new contractual regime of the “empresa mixta”, a new company to which titles and mineral assets of the Dación filed will be transferred with PDVSA holding the majority stake. Until the closing

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of the new contractual regime, Eni’s activities will be subject to the terms and conditions of the existing Operating Service Agreement. Negotiations are underway and currently it is not possible to foresee their outcome.

ITALY
In Italy development activities concerned in particular: (i) continuation of the development plan of the onshore Candela and Miglianico fields and the completion of the development of the Naide field; (ii) continuation of drilling and connection of development wells in the Val d’Agri; (iii) the optimization of producing fields by means of sidetracking and infilling (the Annabella, Armida, Barbara, Garibaldi gas fields and the Rospo oilfield); (iv) construction of an additional sealine for the optimal management of the fields connected to the Fano terminal; (v) the beginning of the development phase of the Annamaria field.

As part of the development of onshore gas fields in Sicily the following projects are in an advanced phase: (i) Pizzo Tamburino, the first PT1 well is scheduled for the second half of 2006 with expected production of approximately 1,000 boe/day; in 2007 according to the actual production of PT1 a second well PT2 is expected to be connected to PT1; (ii) Fiumetto, the infilling well F4 is going to start production in the first half of 2007 with an expected peak flow of approximately 1,200 boe/day; (iii) Samperi 1, startup is expected in the second half of 2006 peaking at approximately 1,300 boe/day.

Exploration expenditure concerned essentially northern Italy where the drilling of 3 wells began (2 completed before year end, 6 completed in 2004). Exploration yielded positive results with the Mezzocolle 1 well (Eni’s interest 100%) containing natural gas in the Imola permit in the central Apennines.

In December 2005 Eni acquired for euro 90 million (including net financial debt transferred of euro 17 million) a 90% interest in Sarcis SpA holding onshore permits/concessions in Sicily from Ente Minerario Siciliano in liquidation.

Capital expenditure
In 2005, capital expenditure of the Exploration & Production segment amounted to euro 4,964 million and concerned mainly development expenditure (euro 3,952 million, euro 4,310 in 2004) directed mainly outside Italy (euro 3,541 million), in particular in Kazakhstan, Libya, Angola and Egypt. Development expenditure in Italy (euro 411 million) concerned in particular the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas.
Exploration expenditure amounted to euro 656 million (euro 499 million in 2004), of which about 96% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Norway, Egypt, the United States, Brazil and Indonesia. In Italy exploration concerned essentially Northern Italy.
Expenditure for the purchase of proved and unproved property amounted to euro 301 million and concerned: (i) a further 1.85% stake in the Kashagan project with an outlay of dollar 200 million; (ii) 104 exploration blocks and two fields in the pre-development phase in Northern Alaska; (iii) a 40% stake in the OML 120 and OML 121 concessions under development in the Nigerian offshore; (iv) a 50% interest in the WA-313-P and a 53.8% interest in the WA-280-P permits in Australia.
Capital expenditure for capital goods amounted to euro 55 million.

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Storage
Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on 31 October 2001 by Eni SpA and Snam SpA, in compliance with article 21 of Legislative Decree No. 164 of 23 May 2000, which provided for the separation of storage from other activities in the field of natural gas.
Storage services are provided by Stogit through eight storage fields located in Italy, based on ten storage concessions[5] vested by the Ministry of Productive Activities.
In 2005 Stogit increased the share of storage capacity used by third parties that reached 56% (53% in 2004). From the beginning of its operations Stogit markedly increased the number of customers served and the share of revenues from third parties: from a nearly negligible amount, the latter accounted for 44% of total revenues in 2005.

(5)	Two of these are not yet operational.

2002	2003	2004	2005

Available capacity
modulation and mineral	(billion cubic meters)	7.1	7.1	7.5	7.5
- share utilized by Eni	(%)	66	53	47	44
strategic	(billion cubic meters)	5.1	5.1	5.1	5.1
Total customers	(units)	20	30	39	44
Modulation and mineral service customer	(units)	14	24	29	35

Regulatory framework
Decision No. 119/2005 “Adoption of guarantees for the free access to natural gas storage services, duties of subjects operating storage activities and rules for the preparation of a storage code”
Decision No. 119/2005 defines the criteria for the preparation of a storage code regulating the provision of modulation, mineral and strategic storage services as well as the service for the operating balancing of transport enterprises; services are provided to users for a period no longer than a thermal year following a preset priority rule.
The decision determines the publication and communication duties to the Authority for electricity and gas and to users of storage services.

Decision No. 266/2005 “Notice of formal inquiry on Stogit SpA leading to a possible administrative sanction”
With Decision No. 266/2005 the Authority for electricity and gas started an inquiry leading to a possible administrative sanction (fine under Law No. 481/1995) alleging that Stogit’s behavior does not conform with the discipline contained in Decision No. 119/2005 concerning access to and provision of storage services.

Decision No. 50/2006 “Criteria for the determination of tariffs for natural gas storage services”
On 3 March 2006, the Authority for electricity and gas published a decision containing the criteria for determining storage tariffs for the second regulated period. This decision changes the regulation in force in the first regulated period, introducing maximum allowed revenues affecting the capacity component (space and flow) and confirming the price cap mechanism for the commodity component. It also establishes a single national tariff.
The decision confirms the mechanisms for the evaluation of net capital employed already defined for the first regulated period; the return on capital employed is reduced from 8.33% to 7.1% (pre-tax).

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Based on the new tariff regime and keeping into account that all the capacity available in 2006 is considered in the calculation of tariffs, revenues expected in the thermal year from 1 April 2006 to 31 March 2007 amount to about euro 280 million, decreasing 20% from the previous thermal year.
The decision contains also incentives to capital expenditure for the development of storage by recognizing an additional rate of return of 4% on the basic rate for 8 years for capital expenditure increasing capacity and for 16 years for the development of new storage sites.
The decision changes some of the rules contained in Decision No. 119/2005, in particular it confers injection capacity and the attribution to customers of the working gas remaining at the end of the discharge, it also totally modifies the rules for the revenues balancing and use of strategic storage.
Decision No. 56 of 16 March 2006 approved Stogit’s tariff proposals for 2006-2007 thermal year.

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Gas & Power

(million euro)	2004	2005

Revenues (1)		17,302	22,969
Operating profit		3,428	3,321
Replacement cost operating profit		3,416	3,194
Adjusted operating profit		3,448	3,531
Capital expenditure		1,451	1,152
Employees at period end	(units)	12,843	12,324

(1)	Before elimination of intersegment sales.

› Natural gas sales (91.15 billion cubic meters) were up 8.8% due to increased demand for power generation in Italy and the acquisition of new customers combined with growth in markets in the rest of Europe as a result of the expansion strategy pursued by Eni

› The agreement signed by Eni, Amorim Energia and Rede Eléctrica Nacional – shareholders of Galp with 33.34, 13.312 and 18.30% respectively – confers stability to the shareholding structure of the Portuguese energy company and sets the stage for future developments aimed at enhancing Eni’s investment. The Portuguese Government is expected to sell part of its Galp holding through a public offer before the end of 2006

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› As part of its strategy of international expansion in LNG, Eni purchased 6 billion cubic meters/year for 20 years of the regasification capacity of the Cameron terminal on the coast of Louisiana in the USA with start-up planned for 2008-2009. This will allow Eni to sell in the United States part of its natural gas reserves in North Africa and Nigeria

› Eni continues its development in power generation aimed at reaching 5.5 gigawatt of installed capacity by 2009; at year-end 2005 installed capacity was 4.5 gigawatt. The new combined cycle power plants will absorb over 6 billion cubic meters/year of natural gas from Eni’s portfolio of supplies

› Eni defined the plans for the upgrade of transport capacity of pipelines carrying natural gas from Algeria and Russia. When fully operational in the 2009-2010 thermal year these upgrades will allow an increase in import capacity of about 13 billion cubic meters/year. All the new capacity will be made available to third parties

NATURAL GAS

Supply of natural gas
In 2005, Eni’s Gas & Power division supplied 82.56 billion cubic meters of natural gas, with a 6.47 billion cubic meters increase from 2004, up 8.5%, in line with the increase in sales. Natural gas volumes supplied outside Italy (71.83 billion cubic meters) represented 87% of total supplies (85% in 2004).	Volumes supplied outside Italy (71.83 billion cubic meters) increased 7.04 billion cubic meters from 2004, or 10.9% due to the reaching of full volumes from Libya (3.29 billion cubic meters) and higher purchases from Algeria (0.72 billion cubic meters). Imports of LNG destined to Italy increased by 0.18 billion cubic meters due to the partial resumption of supplies from Sonatrach after the accident occurred in early 2004 at the Skikda liquefaction plant. Also purchases from Croatia increased (0.08 billion cubic meters) due to the

Supply of natural gas	(billion cubic meters)	2003	2004	2005	Change	% Ch.

Italy	12.16	11.30	10.73	(0.57)	(5.0)
Russia for Italy	18.92	20.62	21.03	0.41	2.0
Russia for Turkey	0.63	1.60	2.47	0.87	54.4
Algeria	16.53	18.86	19.58	0.72	3.8
Netherlands	7.41	8.45	8.29	(0.16)	(1.9)
Norway	5.44	5.74	5.78	0.04	0.7
Libya		0.55	3.84	3.29	n.m.
Croatia	0.65	0.35	0.43	0.08	22.9
United Kingdom	1.98	1.76	2.28	0.52	29.5
Algeria (LNG)	1.98	1.27	1.45	0.18	14.2
Others (LNG)	0.72	0.70	0.69	(0.01)	(1.4)
Hungary	3.56	3.57	3.63	0.06	1.7
Other supplies Europe	0.04	0.12	1.18	1.06	n.m.
Outside Europe	1.14	1.20	1.18	(0.02)	(1.7)
Outside Italy	59.00	64.79	71.83	7.04	10.9
Total supplies	71.16	76.09	82.56	6.47	8.5
Withdrawals from storage	0.84	0.93	0.84	(0.09)	(9.7)
Network losses and measurement differences	(0.61)	(0.53)	(0.78)	(0.25)	47.2
Available for sale	71.39	76.49	82.62	6.13	8.0

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start-up of supplies from the Marica field, in the Adriatic offshore in November 2004. Supplies from the Netherlands declined (0.16 billion cubic meters).
Supplies in Italy (10.73 billion cubic meters) declined by 0.57 billion cubic meters, or 5.0%, from 2004, due to a decline in production of the Exploration & Production segment.
In 2005, a total of 0.84 billion cubic meters of natural gas were withdrawn from storage, net of volumes input into sites of Stoccaggi Gas Italia SpA in Italy and of Gaz de France in France, as compared to 0.93 billion cubic meters in 2004.

TAKE-OR-PAY
In order to meet the medium and long-term demand for natural gas, in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 15 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6 and Nigeria LNG 1.5) by 2008. The average annual minimum quantity (take-or-pay) is approximately 85% of said quantities. Despite the fact that increasing volumes of natural gas available to Eni are currently being sold outside Italy, the expected development of Italian demand and supply of natural gas in the medium and long-term and the evolution of regulations in this segment represent a risk element in the management of take-or-pay contracts.
In 2005 Eni withdrew about 3.8 billion cubic meters more than its minimum offtake obligation.

Sales of natural gas
In 2005 natural gas sales (91.15 billion cubic meters, including own consumption and Eni’s share of sales of affiliates1) were up 7.34 billion cubic meters from 2004, or 8.8%. This increase concerned all areas, in particular markets in the rest of Europe (up 3.15 billion cubic meters, or 11.2%), the Italian market (up 2.39 billion cubic meters, or 4.8%) and natural gas supplies for

(1)	Including also Nigeria LNG Ltd (Eni’s interest 10.4%).

Natural gas sales	(billion cubic meters)	2003	2004	2005	Change	% Ch.

Italy	50.86	50.08	52.47	2.39	4.8
Wholesalers (distribution companies)	15.36	13.87	12.05	(1.82)	(13.1)
Gas release		0.54	1.95	1.41	261.1
End customers	35.50	35.67	38.47	2.80	7.8
Industries	13.17	12.39	13.07	0.68	5.5
Power generation	15.03	15.92	17.60	1.68	10.6
Residential	7.30	7.36	7.80	0.44	6.0
Rest of Europe	17.54	21.54	23.44	1.90	8.8
Outside Europe	1.09	1.17	1.17	..	..
Total sales to third parties	69.49	72.79	77.08	4.29	5.9
Own consumption	1.90	3.70	5.54	1.84	49.7
Total sales to third parties and own consumption	71.39	76.49	82.62	6.13	8.0
Sales of natural gas of Eni’s affiliates (net to Eni)	6.94	7.32	8.53	1.21	16.5
Europe	6.23	6.60	7.85	1.25	18.9
Outside Europe	0.71	0.72	0.68	(0.04)	(5.6)
	78.33	83.81	91.15	7.34	8.8

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power generation at EniPower’s power stations (up 1.84 billion cubic meters, or 49.7%).
Natural gas sales in Italy (52.47 billion cubic meters) were up 2.39 billion cubic meters from 2004, or 4.8%, reflecting an increase in sales to end users, also due to a cold winter, that concerned power generation (up 1.68 billion cubic meters or 10.6%), industries (up 0.68 billion cubic meters or 5.5%) and the residential and commercial segment (up 0.44 billion cubic meters or 6%). These increases were offset in part by lower sales to wholesalers (down 1.82 billion cubic meters or 13.1%) related to the so called gas release[2] carried out in accordance with certain decisions of the Antitrust Authority.
Natural gas sales in the rest of Europe (23.44 billion cubic meters) were up 1.9 billion cubic meters, or 8.8%, due to increases registered in: (i) supplies to the Turkish market via the Blue Stream gasline (up 0.86 billion cubic meters); (ii) sales under long-term supply contracts to importers to Italy (up 0.57 billion cubic meters), also due to reaching full supplies from Eni’s Libyan fields; (iii) France, related to the increase in supplies to industrial customers and to wholesalers (up 0.5 billion cubic meters); (iv) Germany and Austria related to increased supplies (up 0.3 billion cubic meters) to Eni’s affiliate GVS (Eni’s interest 50%) and other operators.
Own consumption[3] was 5.54 billion cubic meters, up 1.84 billion cubic meters from 2004, or 49.7%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity.
Sales of natural gas by Eni’s affiliates, net to Eni and net of Eni’s supplies, were 8.53 billion cubic meters and related to: (i) GVS (Eni’s interest 50%) with 3.29 billion cubic meters; (ii) Galp Energia (Eni’s interest 33.34%) with 1.56 billion cubic meters; (iii) Unión Fenosa Gas

(Eni’s interest 50%) with 1.52 billion cubic meters; (iv) volumes of natural gas (1.45 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria sold to US and European markets. As compared to 2004 sales increased 1.21 billion cubic meters, up 16.5%, in particular due to higher sales by Unión Fenosa Gas.

Transmission and regasification
of natural gas
Eni transported 85.10 billion cubic meters of natural gas in Italy, an increase of 4.69 billion cubic meters from 2004, or 5.8%, due to increasing demand related to power generation and higher consumption in the residential and commercial segment due to a cold winter.

(2)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from 1 October 2004 to 30 September 2008 at the Tarvisio entry point into the Italian network.
(3)	In accordance with article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

Natural gas volumes transported (1)	(billion cubic meters)	2003	2004	2005	Change	% Ch.

Eni	51.74	52.15	54.88	2.73	5.2
On behalf of third parties	24.63	28.26	30.22	1.96	6.9
Enel	9.18	9.25	9.90	0.65	7.0
Edison Gas	7.49	8.00	7.78	(0.22)	(2.7)
Others	7.96	11.01	12.54	1.53	13.9
	76.37	80.41	85.10	4.69	5.8

(1)	Include amounts destined to domestic storage.

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Natural gas volumes transported on behalf of third parties (30.22 billion cubic meters) increased by 1.96 billion cubic meters, up 6.9%.
In 2005 Eni’s LNG terminal in Panigaglia regasified 2.49 billion cubic meters of natural gas (2.07 billion cubic meters in 2004) discharging 79 tanker ships (68 in 2004). The increase in volumes regasified can be attributed to higher availability of liquefied natural gas on the market.

Development projects
LNG United States
As part of its strategy of expansion in the LNG business, on 1 August 2005, Eni signed an agreement with the US company Cameron LNG Llc (belonging to the Sempra Energy group) to purchase a share of the regasification capacity of the Cameron liquefied natural gas terminal under construction in Louisiana expected to be completed in 2008-2009. The share of regasification capacity purchased amounts to 6 billion cubic meters per year for a period of 20 years, which corresponds to about 40% of the overall initial capacity of the terminal (15.5 billion cubic meters per year). This transaction will enable Eni to sell part of its natural gas reserves from North African and Nigerian fields in the United States.

LNG Egypt
In January 2005, the first LNG shipment was made from the Damietta liquefaction plant (Eni’s interest 40% through its 50% interest in Unión Fenosa Gas) that is targeted to produce about 7 billion cubic meters/year. The partners in the project (Unión Fenosa Gas, the Egyptian company EGAS and oil producers Eni and BP) are negotiating terms and conditions for an expansion of the plant consisting in the construction of a second train with the same capacity of the first one. Eni will supply about 3 billion cubic meters/year of natural gas to the first train for twenty years. Further volumes will be supplied to the second train under an intent protocol signed in March 2005 with the Egyptian Government.

Galp
On 29 December 2005, Eni, Amorim Energia (a privately held Portuguese company in which Sonangol, the national oil company of Angola, holds a minority stake) and Rede Electrica Nacional (REN) entered an eight-year long agreement for the joint management of Galp Energia (Galp). The agreement came in force on 29 March 2006 after the occurrence of all the suspensive conditions, among which: (i) the authorization of the European Commission issued on 24 March 2006; (ii) the	purchase on 28 March 2006 of a 1% stake in Galp by Caixa (a primary Portuguese financial institution) which also confirmed its participation in the agreement it had signed on 29 December 2005; (iii) the change in the powers of the Portuguese State in Galp (golden share) resulting from the approval by Galp’s Shareholders’ Meeting held on 29 March 2006 of new by-laws consistent with the agreement between Eni, Amorim Energia, REN and Caixa.
At the present date shareholders of Galp are: Eni (33.34%), the Portuguese State (17.711%), Parpublica (12.293%), REN (18.30%), Amorim Energia (13.312%), Iberdrola (4%), Caixa Geral de Depositos (1%), Setgas (0.044%).
Key guidelines of the agreement are as follows: (i) the establishment of a new set of corporate governance rules setting, among others, percentages of share capital voting rights necessary to make relevant decisions; (ii) an industrial plan targeting the achievement of a leading market position in natural gas, refining and petroleum products marketing in the Iberian Peninsula, an increase in the weight of upstream activities in Galp’s asset portfolio and access to the Portuguese electricity sector; (iii) placement of part of the stake held by the Portuguese State in Galp through an initial public offering by year-end of 2006; (iv) spin-off of certain regulated asset of Galp (natural gas transport network, storage sites and the Sines LNG regasification plant) ideally by the end of 2006; those assets are agreed to be sold to REN; (v) transfer of REN’s stake in Galp to Amorim Energia within an 18-month period from the effective date of the agreement; (vi) a five-year lock-in period.
When effective, the agreement will replace the existing agreement between Eni and the Portuguese State.

Germany
In January 2005, Eni agreed a long term contract for the supply of 1.2 billion cubic meters/year of natural gas to the German company Wingas starting in 2006. The gas will be delivered at Eynatten at the German-Belgian border.

France
In July 2005 Eni signed a long term agreement with French company EDF for the supply of 860 million cubic meters/year of natural gas starting in October 2006.

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Blue Stream
In November 2005 the first section of the compressor station at Dzhubga on the Russian coast of the Black Sea started operating. This station is made up of three turbocompressors and three turbogenerators and will allow to increase volumes transported. The Blue Stream gasline – owned by Blue Stream Pipeline Co in which Eni and Gazprom hold equal shares – transports natural gas produced in Russia to Turkey across the Black Sea by means of two underwater pipelines each about 390-kilometer long reaching a depth of 2,150 meters. In 2005 the pipeline carried 5.03 billion cubic meters of natural gas (50% were Eni’s share). Volumes transported and marketed will increase progressively in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni).

Upgrade of import gaslines
Eni has defined a program for the upgrade of transport gaslines from Algeria and Russia.
The transport capacity of the TTPC gasline from Algeria will increase by 6.5 billion cubic meters/year of which 3.2 billion cubic meters starting on 1 April 2008 and 3.3 billion cubic meters/year starting on 1 October 2008 with an expected expenditure of euro 345 million. A corresponding capacity on the TMPC downstream gasline is already available. TMPC crosses underwater the Sicily channel.
The first section of the upgrade was assigned to third parties in November 2005.
The transport capacity of the TAG gasline from Russia will be increased by 6.5 billion cubic meters/year of which 3.2 billion cubic meters starting on 1 October 2008 and 3.3 billion cubic meters/year starting on 1 April 2009 with an expected expenditure of euro 275 million. The first section of the upgrade was assigned to third parties in February 2006.
Considering also the full capacity from 2006 of the Greenstream gasline from Libya (8 billion cubic meters/year) and the upgrade underway of the TAG gasline in the light of the build-up of the fourth import contract from Russia (up 4 billion cubic meters/year from 2007), from 2009 a total of about 25 billion cubic meters/year of new import capacity will be available. Except for the 4 billion cubic meters/year of the Russian contract, 14.4 billion cubic meters of this new capacity have already been sold on the market and 6.6 billion cubic meters/year will be sold under non discriminating procedures.

Agreement between Eni and Gazprom/Gazexport
In October 2005 Eni and Gazprom agreed to promote a new set of agreements aimed at widening their	cooperation agreeing also to cease the previous agreement signed in May 2005. (See Eni’s Report on the first half of 2005, Operating review, Gas & Power).
Negotiations are underway.

Sale of the water business
In March 2005, after receiving the authorization of the Italian Antitrust Authority, Italgas divested its majority interest (67.05%) in Società Azionaria per la Condotta di Acque Potabili to Amga SpA and Smat SpA for a cash consideration of euro 85 million (euro 15.57 per share).
In May 2005, after receiving the authorization of the Italian Antitrust Authority, Italgas divested its 100% interest in Acquedotto Vesuviano SpA to Gori SpA for a cash consideration of euro 20 million.
The above transactions are part of Eni’s strategy of concentrating its resources in its core natural gas business.

Purchase of Siciliana Gas
On 28 December 2005 Eni signed an agreement for the purchase of 50% of Siciliana Gas SpA and one share of Siciliana Gas Vendite SpA held by Ente Siciliano per la Promozione Industriale (ESPI) in liquidation (Sicily’s industrial development agency) for euro 98 million. On 1 February 2006 the Italian Antitrust Authority approved the transaction. With this purchase Eni becomes the sole owner of Siciliana Gas SpA and through this company also of 100% of Sicliana Gas Vendite SpA.
Siciliana Gas SpA has been operating in Sicily since 1979 and holds the rights for the distribution of gas to 76 Sicilian municipalities, including Agrigento, Enna, Trapani and Gela (of these 70 concessions are operating) through a 2,600-kilometer long network and with 186 employees. It owns Siciliana Gas Vendite SpA operating in the sale of natural gas to end users with approximately 215,000 customers and sales volumes of about 190 million cubic meters per year and 50 employees.

Toscana Energia SpA
On 24 January 2006, Eni, Italgas and the local authorities partners of Fiorentina Gas SpA and Toscana Gas SpA signed a framework agreement for developing an alliance in the area of natural gas distribution and sale. As part of the agreement, the partners incorporated

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Toscana Energia SpA (Eni’s interest 48.7% the remaining 51.3% interest being held by municipalities and local banks) to which they contributed in kind their interests in Fiorentina Gas and Toscana Gas. These two companies operate in natural gas distribution to 97 municipalities through a 7,900-kilometer long network serving 1.6 million customers.
They will be merged in Toscana Energia within two years under the framework agreement. The local authorities partners will play a role of strategic guidance and control, while Italgas is the industrial partner and has operating and management responsibilities.
The agreement provides also for the establishment of a regional sales company (600,000 customers, 1.1 billion cubic meters sold in 147 Tuscan municipalities) under Eni’s control, through the merger of Toscana Gas Clienti SpA (Eni’s interest 46.1% through Italgas) and Fiorentina Gas Clienti SpA (Eni’s interest 100%).

Regulatory framework
Actions by the Antitrust Authority and the Authority for electricity and gas

TTPC
On 15 February 2006, the Antitrust Authority informed Eni of the closing of an inquiry started in February 2005 to ascertain an alleged abuse of dominant position. The events leading to the opening of the procedure relate to behaviors of Trans Tunisian Pipeline Co Ltd (TTPC), wholly owned by Eni, concerning its decision to consider expired certain ship-or-pay contracts signed on 31 March 2003 by TTPC with four shippers, who had been assigned new transport capacity on TTPC’s pipeline, due to the non occurrence of certain suspensive clauses. Therefore TTPC decided to not proceed to the planned upgrade of the pipeline by 2007.
In January 2006 Eni submitted to the Antitrust Authority a proposal containing the actions it intends to perform in order to favor competition on the Italian natural gas market and mitigate the effects if its alleged abuse of dominant position, concerning in particular the upgrade of the TTPC pipeline in Tunisia for the import of natural gas to Italy from Algeria: 3.2 billion cubic meters/year from 1 April 2008 and further 3.3 billion cubic meters/year from 1 October 2008.
With the decision notified on 15 February 2006 the Antitrust Authority stated that Eni’s behavior through its subsidiary TTPC represented an abuse of dominant	position under article 82 of the European Treaty. It therefore fined Eni. The original fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition as mentioned above.
Eni intends to file a claim against this decision of the Antitrust Authority with the Regional Administrative Court of Lazio.

Determination of reference prices for non eligible customers at 31 December 2002 - Decision No. 248/2004 and Decision No. 298/2005 of the Authority for electricity and gas
With Decision No. 248 of 29 December 2004, the Authority for electricity and gas changed the indexing mechanism concerning the raw material component in tariffs paid by end customers that were non eligible customers at 31 December 2002 on the basis of Legislative Decree No. 164/2000. Decision No. 248/2004 introduced the following changes: (i) establishment of a cap set at 75% for the changes in the raw material component if Brent prices fall outside the 20-35 dollar/barrel interval; (ii) change of the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 5% as compared to the same index in the preceding period – determine the updating of raw material costs; (iii) substitution of one of the three products included in the index (a pool of crudes) with Brent crude; (iv) reduction in the value of the variable wholesale component of selling price by euro 0.26 cents per cubic meter in order to foster the negotiation of prices consistent with average European prices in gas import contracts starting from 1 October 2005. Decision No. 248/2004 also obliges suppliers of natural gas to provide new conditions consistent with the said decision to wholesalers under contracts that do not contain price adjustment clauses in case of changes in the pricing mechanisms.
Eni filed a claim against Decision No. 248/2004, requesting its suspension with the Regional Administrative Court of Lombardia. With a judgment

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published on 6 October 2005, this Court annulled Decision No. 248/2004 of the Authority for electricity and gas. However the Council of State in response to a counter claim of the Authority suspended the Court’s decision.
On the basis of this suspension, on 29 December 2005 the Authority published Decision No. 298/2005 containing the conditions for the updating of prices for the January-March 2006 quarter based on the criteria of Decision No. 284/2004. The decision of the Council of State on this matter is pending.

Opening of an inquiry on prices
With Decision No. 107/2005 the Authority for electricity and gas started a formal inquiry against Eni and other gas importers alleging their failure to comply with the Authority information requirements contained in its Decision No. 188/2004 of 27 October 2004, by which it required natural gas importers, among which Eni, to give information concerning: (i) dates and supplier for each supply contract for the import of natural gas; (ii) FOB purchase prices; (iii) price updating formulas; and (iv) volumes supplied and FOB purchase average prices on a monthly basis for each supplying contract relating to the period October 2002-September 2004.
Eni appealed this decision with the Regional Administrative Court of Lombardia that with Decision No. 89/2005 of 22 March 2005 cancelled the obligation for Eni to communicate dates and supplier for each contract and FOB purchase prices. With a letter dated 14 May 2005 and taking into account the	Regional Court’s decision, Eni gave the Authority only part of the information required; in particular information concerning volumes supplied and FOB purchase average prices on a monthly basis was not provided because it would allow to calculate information on FOB prices the presentation of which was annulled by the Regional Administrative Court’s decision. With Decision No. 107/2005 the Authority for electricity and gas confirmed Eni’s failure to comply with the Authority information requirement and opened an inquiry that is still ongoing. Law 481/1995 states that, when its decisions are disregarded, the Authority may impose a fine ranging from a minimum of euro 25,000 to a maximum of euro 150 million. With an appeal of December 2005, the Authority requested to the Council of State a change in the decision allowing it to know also FOB prices. Eni acted against this claim. The hearing to discuss it has not yet been scheduled.

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Inquiry of the Authority for electricity and gas on behaviors of operators selling natural gas to end customers
With Decision No. 225 of 28 October 2005, the Authority for electricity and gas started an inquiry on the behaviors of companies selling natural gas to end customers aimed at acquiring new customers or re-acquiring customers transferred to other sellers, with particular reference to hurdles posed by companies to customers wishing to leave one distributor or to the entry of competitors on the market. The inquiry aims at identifying any measure the Authority should take in this area and is expected to close before 31 July 2006.

Eni SpA - GNL Italia SpA
On 18 November 2005 the Antitrust Authority notified Eni and its subsidiary GNL Italia the opening of an inquiry, in accordance with article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuos regasification capacity of the Panigaglia terminal (owned by GNL Italia) in thermal years 2002-2003 and 2003-2004, as evidenced by an inquiry of the Authority for electricity and gas which referred Eni to the Antitrust Authority. The inquiry is due to be closed on 31 October 2006.

Decision No. 137/2002 of the Authority for electricity and natural gas - Access to transport services and Network Code of Snam Rete Gas
The Authority for electricity and natural gas with decision No. 137/2002 defined the criteria for regulating access to national natural gas transport networks, in particular the issue of priority. Eni filed a claim against this decision with the Regional Administrative Court of Lombardia, that was partially accepted with a decision of December 2004. The Authority filed a claim against this decision with the Council of State and informed Eni on 19 February 2005. The hearing for the discussion of this case has not yet been scheduled.

Inquiry of the Authority for electricity and gas on the use of storage capacity conferred in 2004/2005 and 2005/2006
With decision No. 37 of 23 February 2006, the Authority for electricity and gas started an inquiry on a few natural gas selling companies, among which Eni, with reference to the use of storage capacity in years 2004-2005 and 2005-2006. For the 2004-2005 thermal year and for the period from 1 October 2005 to 31 December 2005 the Authority considers the use of modulation storage	capacity as characterized by higher offtake than actually necessary given the weather of the period than the volumes considered necessary to satisfy the requirements for which the company conferred priority.

Legislative Decree No. 164/2000
Legislative Decree No. 164/2000 imposed thresholds to operators until 31 December 2010 in relation to a percentage share of domestic consumption set as follows: (i) 75%, from 1 January 2002, for imported or domestically produced natural gas volumes input in the domestic transmission network destined to sales; this percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from 1 January 2003 for sales to final customers. These ceilings are calculated net of volumes consumed in operations and in the case of sales also net of losses. The decree also provides for a periodical control of the respect of said ceilings. This control is performed each year by the Antitrust Authority by comparing the allowed three-year average percentage share of domestic consumption for both input volumes and sales volumes with the one actually achieved by each operator. In particular 2005 closes the second three-year regulated period for natural gas volumes input in the domestic transmission network, for which the allowed percentage is 71% of domestic consumption of natural gas and the first three-year regulated period for sales volumes. Eni’s presence on the Italian market complied with said limit.

Transport of natural gas
Decision No. 166/2005 of the Authority for electricity and gas
With Decision No. 166 of 29 July 2005, the Authority for electricity and gas approved criteria for the definition of tariffs for the transport of natural gas on the national and regional network of gas pipelines for the second four-thermal-year regulated period (1 October 2005-30 September 2009). The new tariff structure confirms the breakdown of the tariff into two components: capacity and commodity in a ratio of 70 to 30 and the entry-exit model for the determination of the capacity component on the national pipeline network, already present in the previous tariff regime established by Decision No. 120/2001.

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The major new elements of the new regime are as follows:
  a reduction of the rate of return of capital employed in transport activities from 7.94% to 6.7% (pre-tax);
  a new set of incentives for new capital expenditure. In the previous regime, the return on upgrade and capacity expansion expenditure was 7.47% for one year only included in the calculation of the capacity component of the transport tariff and 4.98% for 6 years in the calculation of the commodity component. The new tariff structure provides an additional rate of return depending on the type of expenditure on the return rate acknowledged to capital employed: from a minimum of 1% for safety measures that do not increase transport capacity, applied for 5 years, to a maximum of 3% for expenditure that increases capacity at entry points into the national network, applied for 15 years. The additional return is part of the determination of the maximum allowed revenues in the calculation of the capacity component of the tariff and therefore is not influenced by changes in volumes transported;
  the updating by means of a price cap mechanism of the allowed revenues the transport undertaking is entitled to and the annual recalculation of the portion relating to capital costs. This price cap mechanism applies to operating costs and amortization charges (previously it applied to the allowed revenues). The annual rate of recovery of productivity was confirmed at 2%; this is used to reduce the effect of changes in the consumer price index on the updating of the preceding year’s allowed revenues;

  the reduction from 4.5% to 3.5% of the preset annual rate of change of productivity recovery for the updating of the commodity component of the tariff;
  the elimination from the tariff of the fixed connection fee, substituted by an amount proportional to measurement, aimed at favoring measuring and data collection;
  confirmation of the tariff reduction for start-ups (construction/upgrade of combined cycle plants for electricity generation) and for offtake in low season periods (from 1 May to 31 October) already contained in Decisions No. 5/2005 and 6/2005 which updated the previous tariff regime.

The companies active in the field of gas transport submit their tariff proposals to the Authority before 31 March of each year.

Budget Law for 2006
Law No. 266/2005 (budget law for 2006) extended from 1 July 2007 to 31 December 2008 the deadline (determined by Legislative Decree No. 293/2003 amended and converted into Law No. 290/2003) beyond which companies operating in production, import, distribution and sale of natural gas and electricity are no longer allowed to own more than 20% of the share capital of companies managing national networks for the transmission of natural gas and electricity. At 31 December 2005 Eni holds a 50.05% interest in Snam Rete Gas.

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New tax criteria for the determination of amortizations for companies operating in transport and distribution of natural gas
The criteria for the determination of the annual share of amortizations of natural gas transport and distribution assets deductible in the determination of income taxes have been changed starting in 2005 onwards by Law Decree No. 203 of 30 September 2005, converted into Law No. 248 of 2 December 2005 and Law No. 266 of 23 December 2005 (budget law for 2006). Due to these changes, the share of amortizations that was previously calculated based on rates set by a decree of the Minister of Finance of 31 December 1988, is now determined by dividing the relevant asset gross book value in accordance with the useful lives determined by the Authority for electricity and gas and reducing the amount obtained after tax by 20%. The alignment of the fiscal lives of natural gas transport and distribution assets to their useful lives entails the anticipation of the payment of income taxes given the postponement of the deductibility of amortization without impacting on net income of companies involved (mainly Snam Rete Gas and Italgas), except for the financial charges related to this cash anticipation.

Distribution activities
Change of Decision No. 237/2000 and new tariff criteria
Decision No. 104 of 25 June 2004 postponed to 30 September 2004 the duration term of the first regulated period for natural gas distribution activity and the validity of the basic tariff options approved by the Authority for thermal year 2004.
With Decision No. 170 of 29 September 2004 the Authority defined gas distribution tariffs for the second regulated period from 1 October 2004 to 30 September 2008, setting at 7.5% the rate of return on capital employed of distribution companies, as compared to the 8.8% rate set for the previous distribution tariff regime. The rate of productivity recovery – one of the components of the annual updating mechanism – was set at 5% of operating expenses and amortization charges (as compared to the 3% rate applied to total expenses and charges in the preceding regulated period).
Municipalities may request a contribution lower than 1% of revenues of distribution companies destined to cover supply costs of certain categories of customers.
The Regional Administrative Court of Lombardia in a decision published on 16 February 2005 accepted the distributors’ claim against it and cancelled Decision No. 170/2004 of the Authority in the part where it	defined criteria that: (i) do not foresee that allowed revenues for distribution companies for the second regulated period are calculated keeping into account expenditure made and to be made after those considered for the approval of allowed revenues for thermal year 2003-2004; (ii) foresee a constant rate of productivity recovery for the whole regulated period in the updating of allowed revenues. The Authority filed a claim with the Council of State, that, on 8 March 2005 suspended the Regional Administrative Court’s decision while waiting for the judgment.
Accepting the Administrative Court’s decision: (i) with Decision No. 122 of 21 June 2005, the Authority integrated and changed Decision No. 170/2004 defining a new determination mechanism for distribution tariffs that take into account the expenditure made by distributing companies; (ii) with Decision No. 171 of 3 August 2005 the Authority also defined the application modes of the individual regime contained in Decisions No. 170 and 173/2004.

Regasification activities
Decision No. 197/2005 of the Authority for electricity and gas (regasification tariffs)
With its Decision No. 197/2005 the Authority for electricity and gas rejected the tariff proposal for the thermal year 1 October 2005-30 September 2006 of GNL Italia for regasification services provided at its Panigaglia terminal. The Authority determined other tariffs stating that GNL Italia’s tariffs were inconsistent with the criteria set by Decision No. 178/2005, against which GNL Italia had filed a claim in December 2005 with the Regional Administrative Court of Lombardia.
The continuos or spot regasification tariff contains a specific component related to the contractually involved regasification capacity, a specific component related to volumes regasified and two components related to the energy associated to the volumes regasified. The first component has a 30% discount when the service is provided spot as compared to continuous service.

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POWER GENERATION

Eni’s electricity business is managed by EniPower and its subsidiaries that own power stations located at Eni’s sites in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara with installed capacity of 4.5 gigawatts at 31 December 2005 (up 1.3 gigawatt from 2004).
Eni is completing a plan for expanding its power generation capacity, targeted at an installed capacity of 5.5 gigawatt in 2009 with production amounting to 30 terawatthour from 2008, corresponding to over 10% of electricity generated in Italy at that date. Planned capital expenditure amounts to approximately euro 2.4 billion, of these works for euro 1.8 billion have already been completed.
New installed generation capacity employs the CCGT technology (combined cycle gas fired), which allows to obtain high efficiency and low environmental impact. In particular, Eni estimates that given the same amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 30 terawatthour will allow to reduce emissions of carbon dioxide by approximately 11 million tonnes, as compared to emissions caused by conventional power stations.
The development plan has been completed at all sites except for Ferrara (Eni’s interest 51%), where in partnership with Swiss company EGL AG construction is underway of two new 390 megawatt combined cycle units which will bring installed capacity to 840 megawatt with startup expected in 2007.
In 2005, electricity production sold was 22.8 terawatthour, up 8.9 terawatthour, or 64.4% from 2004, due the entry into service of the new power units at Mantova (up 3.9 terawatthour) and Brindisi (up 1.9 terawatthour) and to the full commercial operation of the Ravenna (up 1.6 terawatthour) and Ferrera Erbognone (up 1.1 terawatthour) plants. Eni also purchased 4.8 terawatthour from third parties in Italy and outside Italy. Sales of steam amounted to 10.7 million tonnes, increasing by 620,000 tonnes, up 6.2% from 2004.
Approximately 57% of sales were directed to end users, 28% to the Electricity Exchange, 8% to GRTN/Terna (under CIP 6/92 contracts and imbalances in input) and 7% to wholesalers. All the steam produced was sold to end users.

Capital expenditure
In 2005, capital expenditure in the Gas & Power segment totaled euro 1,152 million (euro 1,451 million in 2004) and related in particular to: (i) development and maintenance of Eni’s transmission network in Italy (euro 643 million); (ii) the continuation of the construction of combined cycle power plants (euro 239 million); (iii) development and maintenance of Eni’s distribution network in Italy (euro 182 million) (iv) development of Eni’s transport network outside Italy (euro 48 million). As compared to 2004, capital expenditure declined by euro 299 million, down 20.6%, due essentially to the completion of the Greenstream gasline and of the power generation development plan.

2003	2004	2005	Change	% Ch.

Purchases
Natural gas	(million cubic meters)	940	2,617	4,384	1,767	67.5
Other fuels	(thousand toe)	847	695	563	(132)	(19.0)
Sales
Electricity production sold	(terawatthour)	5.55	13.85	22.77	8.92	64.4
Electricity trading	(terawatthour)	3.10	3.10	4.79	1.69	54.5
Steam	(thousand tonnes)	9,303	10,040	10,660	620	6.2

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Refining & Marketing

(million euro)	2004	2005

Revenues (1)		26,089	33,732
Operating profit		1,080	1,857
Replacement cost operating profit		687	793
Adjusted operating profit		923	1,214
Capital expenditure		693	656
Employees at period end	(units)	9,224	8,894

(1)	Before elimination of intersegment sales.

› Despite a market characterized by declining domestic consumption of fuels, the market share of Agip branded service stations increased by 0.2 percentage points to 29.7% due to an improved performance also related to the success of the Do-It-Yourself campaign that as of 31 December boasted 3.8 million clients

› Eni divested its total interest in Italiana Petroli SpA, a company distributing fuels in Italy through a lease concession network under the IP brand

› Despite a decline in consumption, sales of fuels in the rest of Europe (3.67 million tonnes) increased by 6% due to the development strategy pursued by Eni in selected markets with interesting growth prospects where Eni leveraged on its well known brand and the proximity of its own production and logistic structures

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› Refinery throughputs on own account (38.79 million tonnes) increased by 2.9% despite the standstill of the Gela refinery in the first months of the year due to the damage caused to the docking infrastructure by a severe sea storm

Supply and trading
In 2005, a total of 66.48 million tonnes of oil were purchased (67.05 in 2004), of which 37.30 million tonnes from Eni’s Exploration & Production segment[1], 14.85 million tonnes under long-term contracts with producing countries, and 14.33 million tonnes on the spot market. Some 24% of oil purchased came from West Africa, 19% from North Africa, 17% from countries of the former Soviet Union, 16% from the Middle East, 14% from the North Sea, 7% from Italy and 3% from other	areas. Some 31.07 million tonnes were resold, representing a decrease of 1.32 million tonnes from 2004, down 4.1%. In addition, 3.58 million tonnes of intermediate products were purchased (3.10 in 2004) to be used as feedstocks in conversion plants and 16.21 million tonnes of refined products (18.8 in 2004) sold as a complement to own production on the Italian market (4.97 million tonnes) and on markets outside Italy (11.24 million tonnes).

(1)	The Refining & Marketing segment purchased approximately two thirds of the Exploration & Production segment’s oil and condensate production and resold on the market those crudes and condensates that are not suited to processing in its own refineries due to their characteristics or geographic area.

Supply of oil	(million tonnes)	2003	2004	2005	Change	% Ch.

Eni production outside Italy	29.38	31.70	32.86	1.16	3.7
Eni production in Italy	4.18	4.03	4.44	0.41	10.2
Total Eni production	33.56	35.73	37.30	1.57	4.4
Spot markets	12.20	11.42	14.33	2.91	25.5
Long-term contracts	17.60	19.90	14.85	(5.05)	(25.4)
	63.36	67.05	66.48	(0.57)	(0.9)

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Refining
In 2005 refining throughputs on own account in Italy and outside Italy were 38.79 million tonnes, up 1.10 million tonnes from 2004, or 2.9%, due to higher processing at Eni’s wholly-owned refineries of Taranto, Livorno and Sannazzaro also as a result of fewer maintenance standstills. These increases were offset in part by the impact of the maintenance standstill of the Porto Marghera refinery and lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004. Processing on third party refineries increased, especially at the Milazzo refinery (Eni’s interest 50%). Total throughputs on wholly owned refineries (27.34 million tonnes) increased 0.59 million tonnes from 2004, or 2.2%, with full balanced capacity utilization. About 32.3% of all oil processed came from Eni’s Exploration & Production segment (33% in 2004).

Distribution of refined products
In 2005 sales volumes of refined products (51.63 million tonnes) were down 1.91 million tonnes from 2004, or 3.6%, mainly due to the divestment of activities in Brazil in August 2004 (down 1.51 million tonnes), lower sales volumes to oil companies and traders outside Italy (down 305,000 tonnes), declining wholesale sales volumes in Italy (220,000 tonnes) and lower sales on the Agip branded network (130,000 tonnes) related to lower domestic consumption. These declines were offset in part by higher retail and wholesale sales in the rest of Europe (357,000 tonnes) due to Eni’s development strategy.
The impact of the divestment of 100% of IP effective from 1 September 2005, on retail sales volumes (down 750,000 tonnes) was partly offset by higher sales volumes to the divested company (up 650,000 tonnes) as Eni continues to supply fuels under a five-year contract signed concurrently with the divestment.

Petroleum products availability	(million tonnes)	2003	2004	2005	Change	% Ch.

Italy
Refinery intake in wholly-owned refineries	25.09	26.75	27.34	0.59	2.2
Refinery intake for third parties	(1.72)	(1.50)	(1.70)	(0.20)	13.3
Refinery intake in non owned refineries	8.43	8.10	8.58	0.48	5.9
Consumption and losses	(1.64)	(1.64)	(1.87)	(0.23)	14.0
Products available	30.16	31.71	32.35	0.64	2.0
Purchases of finished products and change in inventories	5.86	5.07	4.85	(0.22)	(4.3)
Finished products transferred to foreign cycle	(5.19)	(5.03)	(5.82)	(0.79)	15.7
Consumption for power generation	(1.07)	(1.06)	(1.09)	(0.03)	2.8
Products sold	29.76	30.69	30.29	(0.40)	(1.3)
Outside Italy
Products available	3.36	4.04	4.33	0.29	7.2
Purchases of finished products and change in inventories	12.12	13.78	11.19	(2.59)	(18.8)
Finished products transferred from Italian cycle	5.19	5.03	5.82	0.79	15.7
Products sold	20.67	22.85	21.34	(1.51)	(6.6)
Sales in Italy and outside Italy	50.43	53.54	51.63	(1.91)	(3.6)

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Retail sales in Italy
Sales volumes of refined products on retail markets in Italy (10.05 million tonnes) were down 0.88 million tonnes from 2004, or 8.1%, reflecting primarily the divestment of IP. Sales volumes on the Agip branded network (8.76 million tonnes) were down 130,000 tonnes, or 1.5%, due mainly to a decline in domestic consumption (down 1.9%) in particular of gasoline and LPG, whose effects were offset in part by an improved performance. Market share of the Agip network was up 0.2 percentage points from 29.5 to 29.7%. Average throughput of gasoline and diesel fuel of the Agip network was substantially unchanged at 2,509,000 liters (down 0.7%).
At 31 December 2005, Eni’s retail distribution network in Italy consisted of 4,349 Agip branded service stations, 2,895 less than at 31 December 2004 (7,244 service stations), due to the divestment of IP (2,915 service stations). Excluding the effect of IP’s sale, the Agip branded network increased by 20 units from 31 December 2004 as a result of the positive balance of acquisitions/releases of lease concessions (27 units), the opening of 12 new service stations and an increase in highway service stations (2 service stations) offset in part by the closure of 21 less efficient service stations.
Sales volumes of BluDiesel – a high performance and low environmental impact diesel fuel – on the Agip branded network amounted to 1 billion liters, a decline of about 13% from 2004 due mainly to the increasingly high sensitivity of consumers to the price of fuels in light of their remarkable increase in the year. At 2005 year-end service stations selling BluDiesel were over 4,000 (about 3,900 at 2004 year-end) corresponding to approximately 92% of Eni’s Agip branded network.

Sales volumes of BluSuper – a high performance and low environmental impact gasoline sold on the Agip branded network since June 2004 – amounted to 150 million liters. At 2005 year-end service stations selling BluSuper were 1,719 (about 1,000 at 2004 year-end) corresponding to approximately 39% of Eni’s network.
In 2005 Eni continued its Do-It-Yourself campaign which allows customers accessing self-service outlets with an electronic card to obtain price discounts or gifts (under agreements with Vodafone and Coop) in proportion to the total amount of purchased fuel. Further bonuses are offered to the most faithful customers. At year-end the number of cards distributed was about 3.8 million; turnover on cards increased by 9% from 2004. The amount of fuel purchased with the card was about 37% of all fuel sold on Agip branded service stations joining the

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campaign, corresponding to about 30% of the whole Agip branded network.

Divestment of Italiana Petroli
Following the approval of the Italian Antitrust Authority granted on 25 August 2005, on 6 September 2005 Eni divested 100% of the share capital of IP to api - anonima petroli italiana SpA for euro 190 million, subject to an adjustment for the change in IP’s net equity between 31 December 2004 and 31 August 2005. As part of the sale transaction, the parties signed: (i) a five-year fuel supply agreement under which IP will purchase from Eni given amounts of fuel each year; (ii) an 18-month long agreement for the supply of	lubricants and fuel transport services from storage sites to service stations.

Retail sales outside Italy
Sales volumes of refined products on retail markets in the rest of Europe were 3.67 million tonnes, up 0.20 million tonnes from 2004, or 5.8%, in particular in Germany, Spain and the Czech Republic, due to the purchase/construction of service stations and to an improved performance, whose effects were offset in part by a decline in the demand for fuels. At 31 December 2005, Eni’s retail distribution network in the rest of Europe consisted of 1,933 service stations, 37 more than at 31 December 2004, due in particular to

Sales of refined products in Italy and outside Italy	(million tonnes)	2003	2004	2005	Change	% Ch.

Retail marketing	10.99	10.93	10.05	(0.88)	(8.1)
- Agip	8.99	8.88	8.75	(0.13)	(1.5)
- IP	2.00	2.05	1.30	(0.75)	(6.6)
Wholesale marketing	10.35	10.70	10.48	(0.22)	(2.1)
	21.34	21.63	20.53	(1.1)	(5.1)
Petrochemicals	2.79	3.05	3.07	0.02	0.7
Other sales (1)	5.63	6.01	6.69	0.68	11.3
Sales in Italy	29.76	30.69	30.29	(0.4)	(1.3)
Retail marketing rest of Europe	3.02	3.47	3.67	0.2	5.8
Retail marketing Africa and Brazil	1.18	0.57		(0.57)	(100.0)
Wholesale marketing	6.01	5.30	4.50	(0.80)	(15.1)
	10.21	9.34	8.17	(1.17)	(12.5)
Other sales (1)	10.46	13.51	13.17	(0.34)	(2.5)
Sales outside Italy	20.67	22.85	21.34	(1.51)	(6.6)
	50.43	53.54	51.63	(1.91)	(3.6)

(1)	Includes bunkering, sales to oil companies and MTBE sales.

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the acquisition of lease concessions in Spain, France and Germany. Average throughput (2,427,000 liters) was up 1.4%.

Wholesale sales
Sales volumes on wholesale markets in Italy were 10.48 million tonnes, down 0.22 million tonnes from 2004, or 2.1%, reflecting mainly a decline in domestic consumption and lower sales of fuel oil to the power generation segment, due to the progressive substitution of fuel oil with natural gas as feedstock for power plants.
Sales on wholesale markets outside Italy (4.50 million tonnes) declined by 0.80 million tonnes, or 15.1%, due mainly to lower LPG sales resulting from the divestment of activities in Brazil, offset in part by higher sales in the rest of Europe, in particular in Central-Eastern Europe, while they declined in Germany and Spain.
Other sales (22.93 million tonnes) increased by 0.36 million tonnes, or 1.6%, due mainly to higher sales in Italy related to supplies to IP (up 650,000 tonnes) offset in part by lower sales to oil companies and traders outside Italy (down 305,000 tonnes).	Capital expenditure
In 2005, capital expenditure in the Refining & Marketing segment amounted to euro 656 million (euro 693 million in 2004) and concerned: (i) refining and logistics (euro 349 million), in particular plant efficiency and flexibility improvement actions among which the completion of the tar gasification plant at the Sannazzaro refinery; (ii) the upgrade of the distribution network and the construction of new service stations in Italy (euro 154 million); (iii) the upgrade of the distribution network and to a lower extent the purchase of service stations in the rest of Europe (euro 71 million). As compared to 2004, capital expenditure declined by euro 37 million, or 5.3%, due essentially to the completion of the mentioned plant in Sannazzaro.

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Petrochemicals

(million euro)	2004	2005

Revenues (1)		5,331	6,255
Operating profit		320	202
Replacement cost operating profit		277	183
Adjusted operating profit		263	261
Capital expenditure		148	112
Employees at period end	(units)	6,565	6,462

(1)	Before elimination of intersegment sales.

Sales - production - prices
In 2005 sales of petrochemical products (5,376,000 tonnes) were up 189,000 tonnes, or 3.6% from 2004, reflecting primarily higher sales of intermediates (up 13%), olefins (up 8.8%) and aromatics (up 6%) related to positive demand, higher product availability and the fact that intermediate sales, in particular acetone and phenol, declined in the first quarter of 2004 following a standstill due to an accident occurred at the Porto Torres dock. These increases were offset in part by a decline in: (i) elastomers (down 4.5%) related mainly to the standstill of the polychloroprene rubber plant in Champagnier, France; (ii) styrene (down 2.6%) related to	standstills and shutdowns; (iii) polyethylenes (down 2.3%) due to weak demand for LDPE and LLDPE.
At 31 December 2005, Eni’s sales network covered 17 countries, with Italy accounting for 51% of sales, the rest of Europe for 44% and the rest of the world for 5% (54%, 40% and 6%, respectively in 2004).
Production (7,282,000 tonnes) was up 164,000 tonnes from 2004, or 2.3%, in particular in basic petrochemicals. Nominal production capacity declined 1.8% from 2004 due mainly to revisions of the nominal capacity of the Gela cracker and the shutdown of the DMC and ABS plants in Ravenna. The average plant utilization rate calculated on nominal capacity was up 3

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percentage points from 75.2 to 78.4 due mainly to fewer maintenance standstills.
About 35.8% of total production was directed to Eni’s own production cycle (36.7% in 2004). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered 23% of requirements (22% in 2004).
The prices of Eni’s main petrochemical products increased on average by 12% in all business areas. The most relevant increases were in: (i) olefins (up 24.3%) in particular butadiene (up 40.1%) and propylene (up 27.1%), ethylene (up 16.4%) was affected by a decline in the third quarter; (ii) elastomers (up 18%) in particular styrene-butadiene rubbers (up 24.8%), polybutadiene rubbers (up 23.5%) and EPR rubbers (up 18%) due to the transfer on prices of the increased cost of raw materials; (iii) polyethylene (up 13.9%) with increases in all products, in particular EVA (up 17.4%); (iv) intermediates (up 5.7%) in particular acetone (up 10.4%) recovering higher propylene costs; (v) aromatics (up 5.6%) due to increases in xylenes (up 12.8%) and declines in benzene (down 4.1%); (vi) styrenes (up 4%) due to increases in ABS/SAN (up 9.2%) and compact polystyrene (up 6.4%), while expandable polystyrene declined (down 3.3%).

Business areas

Basic petrochemicals
Sales of basic petrochemicals (3,022,000 tonnes) increased by 256,000 tonnes from 2004, up 9.3%, due to increases registered in all businesses.
In olefins (up 8.8%) sales of ethylene (up 10.7%), propylene (up 5.8%) and butadiene (up 33.6%)	increased due to high demand from the Far East. In aromatics (up 6%) sales of the most remunerative products (paraxylene up 13.5% and metaxylene up 35.1%) increased supported by a particularly lively market. In intermediates (up 13%) phenol sales increased 16.7% and acetone sales increased 11.1% related to a positive trend in demand and the fact that in the first quarter of 2004 sales declined due to a standstill for an accident occurred at the Porto Torres dock.
Basic petrochemical production (4,450,000 tonnes) increased by 214,000 tonnes from 2004 (up 5.1%) due to increases registered in all businesses (olefins up 3.8%, aromatics up 8.4%, intermediates up 7%). Increased olefin production derived mainly from the Brindisi (up 19.9%), Dunkirk (up 12%) and Priolo (up 8.1%) crackers. Declines concerned Gela (down 26.7%) where only one line was active and Porto Marghera (down 13.2%) due to a planned maintenance standstill.

Styrene and elastomers
Styrene sales (581,000 tonnes) decreased by 16,000 tonnes from 2004, down 2.6%, due mainly to lower ABS/SAN availability (down 23.6%) related to the shutdown of the Ravenna plant in April 2005 and lower availability of products due to technical accidents caused by power cutoffs at the Mantova plant in the last quarter of 2005. This decline was offset in part by the 2.8% increase in expandable polystyrene sales pushed by the strong increase in demand especially in Eastern Europe, in particular for increased consumption in the segment of thermal insulation and industrial packaging.
Elastomer sales (422,000 tonnes) decreased by 19,000 tonnes from 2004, down 4.5%, due mainly to the

Product availability	(thousand tonnes)	2003	2004	2005	Change	% Ch.

Basic petrochemicals	4,014	4,236	4,450	214	5.1
Styrene and elastomers	1,634	1,606	1,523	(83)	(5.2)
Polyethylene	1,259	1,276	1,309	33	2.6
Production	6,907	7,118	7,282	164	2.3
Consumption of monomers	(2,651)	(2,616)	(2,606)	10	(0.4)
Purchases and change in inventories	1,010	685	700	15	2.2
	5,266	5,187	5,376	189	3.6

Sales	(thousand tonnes)	2003	2004	2005	Change	% Ch.

Basic petrochemicals	2,704	2,766	3,022	256	9.3
Styrene and elastomers	1,171	1,038	1,003	(35)	(3.4)
Polyethylene	1,391	1,383	1,351	(32)	(2.3)
	5,266	5,187	5,376	189	3.6

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standstill of the Champagnier plant (polychloroprene rubbers) and the decline in SBR (down 12.7%) and TPR (down 2.5%) rubber due to a decline in demand related to the crisis in the shoe manufacturing industry. These declines were offset in part by an increase in sales of EPR rubber (up 19.6%) and latex (up 7.5%), due to lively demand.
Production of styrene (1,048,000 tonnes) declined by 70,000 tonnes from 2004, due mainly to plant shutdowns and standstills.
Elastomers production (475,000 tonnes) decreased by 13,000 tonnes or 2.5%, due to plant standstills and a declining demand for SBR rubber (down 4.8%) and BR (down 4.2%), while demand for EPR rubber (up 13.7%) and latex (up 11%) increased in line with the increase in demand.

Polyethylene
Sales of polyethylene (1,351,000 tonnes) decreased by 32,000 tonnes from 2004, down 2.3%, due to a decline in demand for all products, in particular LDPE (down 3.4%) and LLDPE (down 1.9%), also due increasing competition from imported products.
Production (1,309,000 tonnes) increased by 33,000 tonnes or 2.6%, due mainly to increases in LLDPE (up 8%), due to the flexibility at the Brindisi plant that produced mainly LLDPE in its high pressure line, while HDPE production declined (down 6%).

Capital expenditure
In 2005, capital expenditure amounted to euro 112 million (euro 148 million in 2004) and concerned in particular actions for upkeeping (euro 37 million), extraordinary and periodical maintenance (euro 27 million), actions for environmental protection and for complying with safety and environmental regulations (euro 25 million) and for improving the efficiency of plants and streamlining (euro 23 million).

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Oilfield Services Construction and Engineering

(million euro)	2004	2005

Revenues (1)		5,696	5,733
Operating profit		203	307
Capital expenditure		186	349
Employees at period end	(units)	25,819	28,684

(1)	Before elimination of intersegment sales.

Purchase of Snamprogetti by Saipem
On 24 February 2006, Saipem agreed to purchase the entire share capital of Snamprogetti owned by Eni SpA. The transaction was closed on 27 March 2006. The deal will create a new leader with worldwide clout in oilfield services both onshore and offshore with 30,000 personnel, of which 6,500 engineers. The integration of the companies will boost their role in the development of Eni’s oil & gas core business.	Activity for the year

Orders acquired and order backlog
Orders acquired in 2005 amounted to euro 8,188 million. About 89.5% of new orders acquired was represented by work to be carried out outside Italy, and 10.8% by work originated by Eni companies. Eni’s order backlog was euro 9,964 million at 31 December 2005 (euro 8,521 million at 31 December 2004). Projects to be carried out outside Italy represented 87.9% of the total order backlog, while orders from Eni companies amounted to 7% of the total.
The engineering order backlog increased by euro 1,236 million due in particular to the recovery ongoing in reference markets.

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.

Orders acquired and order backlog	(million euro)	2003	2004	2005

Orders acquired		5,876	5,784	8,188
Oilfield Services Construction		4,298	4,387	4,735
Engineering		1,578	1,397	3,453
Originated by Eni companies	(%)	11	14	11
To be carried out outside Italy	(%)	91	90	89
Order backlog		9,405	8,521	9,964
Oilfield Services Construction		5,225	5,306	5,513
Engineering		4,180	3,215	4,451
Originated by Eni companies	(%)	10	8	7
To be carried out outside Italy	(%)	81	84	88

CEPAV Uno and CEPAV Due
Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA to participate in the construction of the tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase).
As part of the project for the construction of the tracks from Milan to Bologna, an addendum to the contract between CEPAV Uno and TAV SpA was signed on 27 June 2003, redefining certain terms and conditions. Works completed at the end of 2005 corresponded to 71% of the total contractual price in line with the contractual obligations.
As concerns the Milan-Verona portion, in December 2004 CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by the CIPE.	The final project will be examined by TAV, presented to the Conferenza dei Servizi and to CIPE for approval.
Infrastrutture SpA, a company established by the Italian Government in order to collect resources for financing the works contemplated by the mentioned law, is collecting the resources for the whole work and for the preliminary activities for the signature of the contract.
As concerns the arbitration procedure requested by the consortium against TAV for the recognition of damage related to TAV’s belated completion of its tasks, in September 2004 a technical survey was requested by the arbitration committee. The date for the final decision was set at 30 October 2006.

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Capital expenditure
In 2005, capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 349 million, up 87.6% from 2004 and concerned mainly oilfield services and construction (euro 346 million), in particular: (i) maintenance and upgrade of equipment; (ii) vessels and logistical support means for specific contracts, in particular Kashagan; (iii) upgrade of operating structures in Kazakhstan and West Africa; (iv) the purchase of the Margaux tanker ship and the beginning of its conversion into an FPSO unit that will operate in Brazil on the Golfinho field.

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Financial Review

Profit and loss account

(million euro)	2004	2005	Change	% Ch.

Net sales from operations	57,545	73,728	16,183	28.1
Other income and revenues	1,377	798	(579)	(42.0)
Operating expenses	(41,592)	(51,918)	(10,326)	(24.8)
Depreciation, amortization and writedowns	(4,931)	(5,781)	(850)	(17.2)
Operating profit	12,399	16,827	4,428	35.7
Net financial expense	(156)	(366)	(210)	(134.6)
Net income from investments	820	914	94	11.5
Profit before income taxes	13,063	17,375	4,312	33.0
Income taxes	(5,522)	(8,128)	(2,606)	(47.2)
Profit before minority interest	7,541	9,247	1,706	22.6
Minority interest	(482)	(459)	23	4.8
Net profit	7,059	8,788	1,729	24.5

Net profit	7,059	8,788	1,729	24.5
Exclusion of inventory holding (gain) loss	(281)	(759)	(478)	..
Net profit at replacement cost (1)	6,778	8,029	1,251	18.5
Exclusion of special items	(133)	1,222	1,355	..
Adjusted net profit (1)	6,645	9,251	2,606	39.2

(1)	Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measures and a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see page 61.

In 2005 Eni reported a net profit of euro 8,788 million, a euro 1,729 million increase from 2004, or 24.5%, driven by a euro 4,428 million increase in operating profit (up 35.7%) – of which euro 762 million are a higher inventory holding gain – recorded in particular in the Exploration & Production segment, relative to an increase in realizations in dollars (Brent up 42.3%) and higher sales volumes of oil and natural gas (up 38.3 million boe, or 6.7%). These positives were offset in part by higher environmental provisions (euro 532 million), a provision to the risk reserve concerning the fine imposed on 15 February 2006 by the Antitrust	Authority[1] and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas[2] affecting natural gas prices to residential customers and wholesalers (euro 225 million) in force from 1 January 2005 and the recording in 2004 of net gains on the sale of assets by the Exploration & Production segment (euro 320 million).
The increase in operating profit was offset in part by higher income taxes (up euro 2,606 million).
Return on capital employed (ROACE)[3] was 19.5%, compared with 16.6% in 2004.

(1)	For information on the Antitrust fine see “Operating review - Gas & Power - Regulatory framework - TTPC”.
(2)	For information on Decision No. 248/2004 see “Operating review - Gas & Power - Regulatory framework - Actions by the Antitrust Authority and the Authority for electricity and gas”.
(3)	For the definition of ROACE see “Glossary” below.

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Adjusted net profit, that excludes an inventory holding gain of euro 759 million after taxes, and a euro 1,222 million special charge after taxes, increased by euro 2,606 million or 39.2% to euro 9,251 million.
Operating profit for the year was euro 16,827 million, up euro 4,428 million from 2004, or 35.7%, reflecting primarily the increases reported in the following segments:
  Exploration & Production (up euro 4,389 million, or 53.6%) primarily reflecting higher realizations in dollars (oil up 41.3%, natural gas up 15.6%) combined with increased production volumes sold (up 38.3 million boe, or 6.7%), offset in part by higher operating costs and amortization charges and the fact that net gains on the divestment of assets for euro 320 million were recorded in 2004;
  Refining & Marketing (up euro 777 million, or 71.9%) primarily reflecting a higher inventory holding gain (up euro 671 million), stronger realized refining margins (margins on Brent were up 1.4 dollar/barrel, or 33%) and higher operating profit in distribution activities in Italy, offset in part by higher environmental provisions (euro 195 million).
These increases were partly offset by:
  lower operating profit in the Gas & Power segment (down euro 107 million, or 3.1%) due primarily to a euro 290 million charge pertaining to a fine imposed by the Italian regulator and the euro 225 million estimated adverse impact of Decision No. 248/2004 of the Italian Authority for Electricity and Gas affecting natural gas prices to residential customers and wholesalers. A decrease in natural gas and electricity sales margins also adversely impacted the Gas & Power operating profit. On the positive side, sales volumes of natural gas were up 6.13 billion cubic meters or 8%, sold production of electricity was up 8.92 terawatthour, or 64.4% and a higher inventory holding gain was recorded (up euro 115 million);
  higher operating losses recorded by the Other activities segment (down euro 507 million, or 128.4%) due primarily to higher environmental and other provisions (euro 439 million).

Net sales from operations	(million euro)	2004	2005	Change	% Ch.

Exploration & Production	15,346	22,477	7,131	46.5
Gas & Power	17,302	22,969	5,667	32.8
Refining & Marketing	26,089	33,732	7,643	29.3
Petrochemicals	5,331	6,255	924	17.3
Oilfield Services Construction and Engineering	5,696	5,733	37	0.6
Other activities	1,279	1,358	79	6.2
Corporate and financial companies	851	977	126	14.8
Consolidation adjustment	(14,349)	(19,773)	(5,424)	(37.8)
	57,545	73,728	16,183	28.1

Eni’s net sales from operations (revenues) for 2005 were euro 73,728 million, up euro 16,183 million from 2004, or 28.1%, reflecting primarily higher product prices and volumes sold in all of Eni’s main operating segments.
Revenues generated by the Exploration & Production segment were euro 22,477 million, up euro 7,131 million, or 46.5%, reflecting primarily higher prices realized in dollars (oil up 41.3%, natural gas up 15.6%) combined with increased production volumes sold (38.3 million boe, or 6.7%).
Revenues generated by the Gas & Power segment were euro 22,969 million, up euro 5,667 million, or 32.8%, reflecting primarily increased natural gas prices and increased sales volumes of natural gas (4.29 billion	cubic meters, or 5.9%) and higher sold production of electricity (up 8.92 terawatthour, or 64.4%).
Revenues generated by the Refining & Marketing segment were euro 33,732 million, up euro 7,643 million, or 29.3%, reflecting primarily higher international prices for oil and refined products, offset in part by: (i) lower volumes sold on Italian retail and wholesale markets (down 1.1 million tonnes); (ii) the effect of the sale of LPG and refined product distribution activities in Brazil in August 2004; (iii) lower trading activities (down 1.3 million tonnes).
Revenues generated by the Petrochemical segment were euro 6,255 million, up euro 924 million, or 17.3%, reflecting primarily the 12% increase in average selling prices and the 3.6% increase in sales volumes.

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Revenues generated by the Oilfield Services Construction and Engineering segment were euro 5,773 million, up euro 37 million, or 0.6%, primarily reflecting an increased activity level.
Revenues generated by the Corporate and financial companies segments were euro 977 million, up euro 126 million, or 14.8%. In 2005 the Corporate started supplying certain central services amounting to euro 76	million to a merged subsidiary, Italgas Più belonging to the Gas & Power segment. Other increases in revenues were essentially related to: (i) IT services (euro 27 million); (ii) general services such as activities related to real estate rentals and maintenance, fleet of cars, company’s aircrafts, etc (euro 21 million); (iii) communication and advertisement (euro 12 million) relating in particular to the advertising campaign to relaunch the Italgas Più brand.

Other income and revenues	(million euro)	2004	2005	Change

Income from contractual obligations	43	114	71
Income from rentals	93	102	9
Income from damage payments	87	89	2
Gains on commodity derivative financial contracts	61		(61)
Gains on divestment of tangible and intangible assets	407	71	(336)
Other income (*)	686	422	(264)
	1,377	798	(579)

(*)	Each amount in this line item is lower than euro 25 million.

Other income and revenues for 2005 (euro 798 million) declined by euro 579 million, down 42%, principally due to lower gains on asset divestment in relation to the fact that in 2004 gains on the sale of mineral assets were	recorded by the Exploration & Production segment for euro 373 million, and the fact that starting in 2005 derivative contracts on commodities were accounted for under IFRS No. 32 and 39[4].

Operating expenses	(million euro)	2004	2005	Change	% Ch.

Purchases, services and other	38,347	48,567	10,220	26.7
Payroll and related costs	3,245	3,351	106	3.3
	41,592	51,918	10,326	24.8

Operating expenses for 2005 (euro 51,918 million) were up euro 10,326 million from 2004, or 24.8%, reflecting primarily: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas; (ii) higher environmental provisions (euro 532 million in 2005), recorded in particular in the Other activities and the Refining & Marketing segment; (iii) a provision to the risk reserve concerning the fine imposed on 15 February 2006 by the Antitrust Authority and the estimated impact of the application of Decision No. 248/2004 of the Authority for electricity and gas	from 1 January 2005 (euro 515 million); (iv) a euro 87 million increase in insurance charges[5] deriving from the extra premium due for 2005 and for the next five years (assuming normal accident rates) related to the participation of Eni to Oil Insurance Ltd. These higher charges took account of the exceptionally high rate of accidents in the two-year period 2004-2005; (v) higher charges pertaining to risks on certain legal proceedings and contractual obligations (euro 58 million). These increases were partially offset by the sale of activities in Brazil in August 2004.

(4)	According to these new accounting standards gains or losses on derivative financial contracts used to manage exposure to fluctuations in commodity prices are accounted as financial income.
(5)	Eni jointly with other oil companies belongs to Mutua Assicurazioni Oil Insurance Ltd; the increase in insurance charges is related to the exceptionally high accident rate of the 2004-2005 period, which caused an extra insurance premium due for 2005, in addition to a provision calculated on the basis of the expected rise in insurance premiums due for the next five-year period assuming a normal rate of accidents.

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Labor costs (euro 3,351 million) were up euro 106 million, or 3.3%, reflecting primarily an increase in unit labor cost in Italy, offset in part by a decline in the average	number of employees in Italy and the effect of the sale of refined product distribution activities in Brazil.

Depreciation, amortization and writedowns	(million euro)	2004	2005	Change	% Ch.

Exploration & Production	3,047	3,944	897	29.4
Gas & Power	637	684	47	7.4
Refining & Marketing	465	462	(3)	(0.6)
Petrochemicals	114	118	4	3.5
Oilfield Services Construction and Engineering	184	176	(8)	(4.3)
Other activities	45	31	(14)	(31.1)
Corporate and financial companies	106	98	(8)	(7.5)
Unrealized profit in inventory		(4)	(4)
Total depreciation and amortization	4,598	5,509	911	19.8
Writedowns	333	272	(61)	(18.3)
	4,931	5,781	850	17.2

In 2005 depreciation and amortization charges (euro 5,509 million) were up euro 911 million, or 19.8%, from 2004 mainly in the Exploration & Production segment (up euro 897 million) reflecting primarily: (i) higher development costs for new fields and increased costs incurred to maintain production levels in certain mature fields; (ii) the effects of revised estimates of asset retirement obligations for certain fields; (iii) the impact of oil prices on amortizations in PSAs and buy-back	contracts; (iv) higher production; and (v) higher exploration costs (up euro 50 million). In the Gas & Power segment amortization charges increased by euro 47 million due to the coming on stream of the Greenstream gasline and new power generation capacity.
Writedowns (euro 272 million) concerned essentially the Exploration & Production (euro 156 million), the Other activities (euro 75 million) and the Petrochemical segments (euro 29 million).

Operating profit by segment	(million euro)	2004	2005	Change	% Ch.

Exploration & Production	8,185	12,574	4,389	53.6
Gas & Power	3,428	3,321	(107)	(3.1)
Refining & Marketing	1,080	1,857	777	71.9
Petrochemicals	320	202	(118)	(36.9)
Oilfield Services Construction and Engineering	203	307	104	51.2
Other activities (1)	(395)	(902)	(507)	(128.4)
Corporate and financial companies	(363)	(391)	(28)	(7.7)
Unrealized profit in inventory (1)	(59)	(141)	(82)
Operating profit	12,399	16,827	4,428	(35.7)

Operating profit	12,399	16,827	4,428	35.7
Exclusion of inventory holding (gain) loss	(448)	(1,210)	(762)
Replacement cost operating profit	11,951	15,617	3,666	30.7
Exclusion of special items	631	1,941	1,310
Adjusted operating profit	12,582	17,558	4,976	39.5

(1)	Unrealized profit in inventory concerned intersegment sales of goods and services.

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Exploration & Production	(million euro)	2004	2005	Change	% Ch.

Operating profit	8,185	12,574	4,389	53.6
Exclusion of inventory holding (gain) loss
Replacement cost operating profit	8,185	12,574	4,389	53.6
Exclusion of special items	17	309	292
Adjusted operating profit	8,202	12,883	4,681	57.1

Operating profit for 2005 was euro 12,574 million, up euro 4,389 million from 2004, or 53.6%, reflecting primarily: (i) higher oil and gas realizations in dollars (oil up 41.3%, natural gas up 15.6%); (ii) higher production volumes sold (up 38.3 million boe, or	6.7%); (iii) lower asset impairment charges (euro 40 million). These positive factors were offset in part by: (i) higher operating costs and amortization charges; (ii) net gains on divestments recorded in 2004 (euro 320 million); (iii) higher insurance charges.

Gas & Power	(million euro)	2004	2005	Change	% Ch.

Operating profit	3,428	3,321	(107)	(3.1)
Exclusion of inventory holding (gain) loss	(12)	(127)	(115)	..
Replacement cost operating profit	3,416	3,194	(222)	(6.5)
Exclusion of special items	32	337	305	..
Adjusted operating profit	3,448	3,531	83	2.4

Replacement cost operating profit in 2005 was euro 3,194 million, down euro 222 million from 2004, or 6.5%, reflecting primarily: (i) a provision to the risk reserve concerning the fine imposed on 15 February 2006 by the Antitrust Authority (euro 290 million) and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas from 1 January 2005 affecting natural gas prices to residential customer and wholesalers (euro 225 million); (ii) weaker realized margins on natural gas sales related to competitive pressure offset in part by the different trends in the energy parameters to which natural gas sale and purchase prices are contractually indexed; (iii) higher provisions to the	risk reserve (euro 46 million). These negative factors were offset in part by: (i) increased natural gas sales volumes (up 6.13 billion cubic meters including own consumption, or 8%) and higher natural gas volumes distributed; (ii) a higher operating profit in natural gas transport activities outside Italy.
Operating profit of power generation activities doubled to euro 138 million, up euro 77 million, reflecting primarily an increase in sold production of electricity (8.92 terawatthour, up 64.4%), offset in part by a decline in realized margins related to the different trend in contractual prices of energy parameters for the determination of selling prices and the cost of fuels.

Refining & Marketing	(million euro)	2004	2005	Change	% Ch.

Operating profit	1,080	1,857	777	71.9
Exclusion of inventory holding (gain) loss	(393)	(1,064)	(671)
Replacement cost operating profit	687	793	106	15.4
Exclusion of special items	236	421	185
Adjusted operating profit	923	1,214	291	31.5

Replacement cost operating profit in 2005 was euro 793 million, up euro 106 million from 2004, or 15.4%, reflecting primarily: (i) higher realized margins in refining (the margin on Brent was up 1.43 dollars/barrel, or 32.9%)	combined with higher processing and an improvement in the mix of refined products obtained, the effect of which was offset in part by the impact of the standstill of the Gela refinery in the first part of 2005 owing to

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the damage caused by a seastorm in December 2004; (ii) higher operating profit in distribution activities in Italy; (iii) an increase in operating results of refining and marketing activities in the rest of Europe related to a positive scenario and to increased marketing sales	volumes. These positive factors were offset in part by a euro 185 million increase in special charges related in particular to higher environmental provisions and higher insurance costs and the effect of the sale of Agip do Brasil (euro 28 million) in August 2004.

Petrochemicals	(million euro)	2004	2005	Change	% Ch.

Operating profit	320	202	(118)	(36.9)
Exclusion of inventory holding (gain) loss	(43)	(19)	24
Replacement cost operating profit	277	183	(94)	(33.9)
Exclusion of special items	(14)	78	92	..
Adjusted operating profit	263	261	(2)	(0.8)

Replacement cost operating profit for 2005 was euro 183 million, down euro 94 million from 2004, or 33.9%, reflecting primarily: (i) higher special charges (euro 92 million) recorded in connection with the restructuring of the Champagnier plant in view of its shutdown, provisions for litigation and higher insurance costs; (ii) lower product margins in basic petrochemicals reflecting higher oil-based feedstock purchase costs not fully recovered in selling prices, partly offset by higher margins in elastomers and polyethilene. These negative factors were offset in part by higher sales volumes (up 3.6%) and an improved industrial performance.

Oilfield Services Construction and Engineering
Operating profit for 2005 was euro 307 million, up euro 104 million, or 51.2% over 2004. The oilfield services and construction business reported an operating profit of euro 306 million, up euro 37 million, or 13.8%, achieved in the following areas: (i) Offshore construction area, reflecting higher profitability of certain projects in North Africa upon their completion; (ii) Onshore drilling area, reflecting an higher activity levels; (iii) Offshore drilling area, reflecting higher profitability of the submersible platform Scarabeo 6, in connection with a tariff increase, higher utilization rate of the submersible platform Scarabeo 4 and of the jack-up Perro Negro 5. Such gains were partially offset by higher costs on projects in progress in the LNG area and the fact that for 2004 the Leased FPSO area recorded an income relating essentially to a contract for the recovery of oil spilled from the Prestige tanker.
The engineering business reported an operating profit of euro 1 million, an increase of euro 67 million over 2004, arising from the higher profitability of certain contracts in addition to the share of earnings from certain projects acquired in early 2005.	Other Activities
These activities reported an operating loss of euro 902 million, down euro 507 million, or 128% over 2004, due essentially to a euro 504 million increase in Syndial’s operating loss referring to: (i) higher provisions for environmental liabilities of euro 328 million reflecting primarily the clean up of the Porto Marghera site and the settlement agreed with certain Italian Authorities for the environmental damages and remediation of the same site, the reclamation of areas belonging to the Mantova plant and the dismantling of inactive plants and tanks in the Porto Torres site; (ii) provisions for contractual risks (euro 71 million) and litigations (euro 40 million); (iii) higher asset impairments (up euro 56 million from euro 19 million to euro 75 million); impairments in 2005 related in particular to the Scarlino and Porto Torres plants, up euro 44 million and euro 19 million, respectively.

Corporate and financial companies
These activities reported an operating loss of euro 391 million, down euro 28 million, or 7.7%, due essentially to an increase in IT costs, up euro 48 million, arising from higher activity levels, and institutional communication costs, up euro 7 million. These negative factors were partly offset by lower environmental provisions.

Net financial expense
In 2005 net financial expense (euro 366 million) was up euro 210 million from 2004, or 135%, due to charges pertaining to the evaluation of derivative financial contracts at fair value and to higher interest rate charges on dollar loans (Libor up 2 percentage points), the effects of which were offset in part by a decrease in average net borrowings and the fact that in 2004 a euro 62 million provision to the risk reserve was recorded in

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connection to the sale of a financing receivable from Albacom to British Telecom.

Net income from investments
Net income from investments in 2005 was euro 914 million and concerned primarily: (i) Eni’s share of income of affiliates accounted for under the equity method (euro 737 million), in particular affiliates in the Gas & Power (euro 358 million) and Refining & Marketing (euro 194 million) segments; (ii) gains on disposal (euro 179 million) relating in particular to the sale of 100% of IP (euro 132 million) and a 2.33% stake in Nuovo Pignone Holding SpA (euro 24 million); (iii) dividends received by affiliates accounted for under the cost method (euro 33 million).
The euro 94 million increase in net income from investments was due essentially to improved results of operations of affiliates in the Gas & Power segment, in particular Galp Energia SGPS SA (Eni’s interest 33.34%), Unión Fenosa Gas SA (Eni’s interest 50%) and Blue Stream Pipeline Co BV (Eni’s interest 50%) as well as the fact that in 2004 a euro 41 million impairment was recorded in connection with the divestment of Eni’s 35% interest in Albacom. These increases were offset in part by lower gains on disposal (euro 257 million) related to the fact that in 2004 the gains on the sale of 9.054% of the share capital of Snam Rete Gas, of 100% of Agip do Brasil and other minor assets were recorded for a total of euro 437 million, as compared to the euro 179 million gain recorded in 2005.

Income taxes
Income taxes were euro 8,128 million, up euro 2,606 million from 2004, or 47.2% and reflected primarily higher income before taxes (euro 4,312 million). The Group tax rate increased 4.5 percentage points to 46.8% (42.3% in 2004). There were three factors behind this increase. Firstly, profit for the year was adversely impacted by higher fiscally non-deductible charges pertaining to provisions to the risk reserve and asset impairment. Secondly, the Group tax rate for the year 2005 benefited from an higher share of non-taxable income pertaining in particular to gains on disposals. The third factor was the higher share of profit before income	taxes earned by subsidiaries in the Exploration & Production segment operating in Countries where the statutory tax rate is higher than the Group tax rate.

Minority interests
Minority interests were euro 459 million and concerned primarily Snam Rete Gas SpA (euro 321 million) and Saipem (euro 115 million).

Reconciliation of reported operating profit
by segment and net profit
to adjusted operating and net profit
Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.
Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
Certain infrequent or unusual incomes or charges are recognised as special items because of their significance. Special items also include certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.
For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

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2005

(million euro)	Reported operating and net profit	Exclusion of inventory holding (gain) loss	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit

Operating profit
Exploration & Production	12,574		12,574	309	12,883
Gas & Power	3,321	(127)	3,194	337	3,531
Refining & Marketing	1,857	(1,064)	793	421	1,214
Petrochemicals	202	(19)	183	78	261
Oilfield Services Construction and Engineering	307		307	6	313
Other activities	(902)		(902)	646	(256)
Corporate and financial companies	(391)		(391)	144	(247)
Unrealized profit in inventory	(141)		(141)		(141)
	16,827	(1,210)	15,617	1,941	17,558
Net profit	8,788	(759)	8,029	1,222	9,251

2004

(million euro)	Reported operating and net profit	Exclusion of inventory holding (gain) loss	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit

Operating profit
Exploration & Production	8,185		8,185	17	8,202
Gas & Power	3,428	(12)	3,416	32	3,448
Refining & Marketing	1,080	(393)	687	236	923
Petrochemicals	320	(43)	277	(14)	263
Oilfield Services Construction and Engineering	203		203	12	215
Other activities	(395)		(395)	172	(223)
Corporate and financial companies	(363)		(363)	176	(187)
Unrealized profit in inventory	(59)		(59)		(59)
	12,399	(448)	11,951	631	12,582
Net profit	7,059	(281)	6,778	(133)	6,645

Analysis of special items	(million euro)	2004	2005

Environmental provisions	303	835
Provisions to the risk reserve	234	379
Mineral and other asset impairments	336	363
Antitrust fine	5	290
Provisions for redundancy incentives	65	79
Net gains on E&P portfolio rationalization	(320)
Other	8	(5)
Special items of operating profit	631	1,941
(Income) expense from investments	(390)	(137)
- Gain on the sale of a 9.054% stake of Snam Rete Gas	(308)
- Gain on the sale of Agip do Brasil SA	(94)
- Gain on the sale of IP		(132)
Other		27
Special items before income taxes	241	1,831
Income taxes on special items	(374)	(609)
Total special items	(133)	1,222

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Adjusted operating profit and net profit	(million euro)	2004	2005	Change	% Ch.

Exploration & Production	8,202	12,883	4,681	57.2
Gas & Power	3,448	3,531	83	2.4
Refining & Marketing	923	1,214	291	31.5
Petrochemicals	263	261	(2)	(0.8)
Oilfield Services Construction and Engineering	215	313	98	45.6
Other activities	(223)	(256)	(33)	(14.8)
Corporate and financial companies	(187)	(247)	(60)	(32.1)
Unrealised profit in inventory	(59)	(141)	(82)
Adjusted operating profit	12,582	17,558	4,979	39.5
Adjusted net profit	6,645	9,251	2,606	39.2

Consolidated balance sheet	(million euro)	31 Dec. 2004	31 Dec. 2005	Change

Fixed assets
Property, plant and equipment, net	40,586	45,013	4,427
Compulsory stock	1,386	2,194	808
Intangible assets, net	3,313	3,194	(119)
Investments, net	3,685	4,311	626
Accounts receivable financing and securities related to operations	695	775	80
Net accounts payable in relation to capital expenditure	(888)	(1,196)	(308)
	48,777	54,291	5,514
Working capital, net	(1,812)	(3,568)	(1,756)
Employee termination indemnities and other benefits	(982)	(1,031)	(49)
Capital employed, net	45,983	49,692	3,709
Shareholders’ equity including minority interests	35,540	39,217	3,677
Net borrowings	10,443	10,475	32
Total liabilities and shareholders’ equity	45,983	49,692	3,709

EUR/USD exchange rate at 31 December	1.362	1.180	(0.182)

The depreciation of the euro over other currencies, in particular the US dollar (down 13.4% from 31 December 2004) determined with respect to year-end 2004 an increase of approximately euro 2,700 million, euro 1,500 million and euro 1,200 million, respectively, in net capital employed, net equity and net borrowings, as a result of currency translation effects.
At 31 December 2005, net capital employed totaled euro 49,692 million, representing an increase of euro 3,709 million from 31 December 2004, due mainly to an increase in fixed assets reflecting capital expenditure, an increase in compulsory stock relating essentially to higher international oil and refined products prices and currency translation effects. These increases were offset in part by depreciation, amortization and impairment charges for the period (euro 5,781 million) and by a euro 1,756 million decrease in net working capital. The	share of the Exploration & Production, Gas & Power and Refining & Marketing segments on net capital employed was 91% (the same as at 31 December 2004).
At 31 December 2005, Eni’s leverage (ratio of net borrowings to shareholders’ equity including minority interest) was 0.27, compared with 0.29 at 31 December 2004.
Property, plant and equipment (euro 45,013 million) were primarily related to the Exploration & Production (54.4%), Gas & Power (30.6%) and Refining & Marketing (7.9%) segments. Provisions for depreciation, amortization and writedowns (euro 45,698 million) represented 50.4% of gross property, plant and equipment (49.4% at 31 December 2004).
Investments in unconsolidated subsidiaries and affiliates (euro 4,311 million) consisted primarily of

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33.34% of Galp Energia SGPS SA (euro 896 million),50% of Unión Fenosa Gas SA (euro 459 million), 50% of Blue Stream Pipeline Co BV (euro 280 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly (euro 191 million), 50% of Raffineria di Milazzo ScpA (euro 172 million), 50% of EnBW - Eni Verwaltungsgesellschaft mbH (euro 168 million), 33.33% of United Gas Derivatives Co (euro 128 million), 12.04% of Darwin LNG Pty Ltd (euro 126 million), 49% of Super Octanos CA (euro 113 million), 10.4% of Nigeria LNG Ltd (euro 100 million), 20% of Fertilizantes Nitrogenados de Oriente CEC (euro 92 million), 89% of Trans Austria Gasleitung GmbH (euro 88 million), 35.2% of Supermetanol CA (euro 88 million) and 50% of Unimar Llc (euro 84 million).
Accounts receivable financing and securities related to	operations (euro 775 million) were made up primarily of loans made by Eni’s financial subsidiaries to certain affiliates in relation to capital expenditure projects made on behalf of Eni’s subsidiaries operating in particular in the Gas & Power (euro 499 million) and Exploration & Production segments (euro 170 million).
Net equity at 31 December 2005 (euro 39,217 million) was up euro 3,677 million from 31 December 2004, due primarily to net profit before minority interest (euro 9,247 million) and currency translation effects (approximately euro 1,500 million), offset in part by the payment of Eni’s 2004 dividends and 2005 interim dividends and Snam Rete Gas extraordinary dividend (euro 6,287 million, of which euro 5,070 million by Eni SpA and euro 1,171 million by Snam Rete Gas SpA) and the purchase of own shares (euro 1,034 million).

Net working capital	(million euro)	31 Dec. 2004	31 Dec. 2005	Change

Inventories	2,847	3,563	716
Trade accounts receivable	10,525	14,101	3,576
Trade accounts payable	(5,837)	(8,170)	(2,333)
Taxes payable and reserve for net deferred income tax liabilities	(3,056)	(4,857)	(1,801)
Reserve for contingencies	(5,736)	(7,679)	(1,943)
Other operating assets and liabilities (1)	(555)	(526)	29
	(1,812)	(3,568)	(1,756)

(1)	Include operating financing receivables and securities related to operations for euro 492 million (euro 510 million at 31 December 2004) and securities covering technical reserves of Padana Assicurazioni SpA for euro 453 million (euro 474 million at 31 December 2004).

Inventories increased by euro 716 million due mainly to the impact of increased international oil and refined products prices on the evaluation of inventories according to the weighted-average cost method of inventory accounting.
Trade accounts receivable increased by euro 3,576 million due mainly to the impact of increased international oil and refined product prices, growth in sales volumes of oil and natural gas and currency translation effects. This increase related in particular to the Gas & Power (up euro 1,671 million), Refining & Marketing (up euro 1,010 million) and the Exploration & Production (up euro 806 million) segments.
Trade accounts payable increased by euro 2,333 million for the same reasons as trade accounts receivable.
Tax liabilities and the reserve for net deferred income tax liabilities increased by euro 1,801 million reflecting primarily the increase in: (i) income tax liabilities and net deferred tax liabilities (euro 1,434 million); (ii) excise taxes, custom duties payable and other (euro 367 million) reflecting primarily higher activity levels.	The reserve for contingencies (euro 7,679 million) included the site restoration and abandonment reserve of euro 2,648 million (euro 1,967 million at 31 December 2004), the environmental risk reserve of euro 2,103 million (euro 1,649 million at 31 December 2004), the loss adjustment and actuarial reserve for Padana Assicurazioni SpA of euro 707 million (euro 573 million at 31 December 2004), the reserve for contract penalties and legal matters of euro 534 million (euro 208 million at 31 December 2004), also including a euro 290 million charge pertaining to a fine imposed by the Italian regulator in the natural gas activities, the reserve for the revision of selling prices for certain supply contracts of euro 321 million, the reserve for fiscal disputes of euro 309 million (euro 235 million at 31 December 2004), the reserve for divestments and restructuring of euro 195 million (euro 214 million at 31 December 2004), the reserve for OIL insurance of euro 127 million (euro 91 million at 31 December 2004) and the reserve for losses related to investments of euro 85 million (euro 91 million at 31 December 2004).

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Net borrowings	(million euro)	31 Dec. 2004	31 Dec. 2005	Change

Debts and bonds	12,684	12,998	314
Cash and cash equivalents	(1,003)	(1,333)	(330)
Securities not related to operations	(793)	(931)	(138)
Non-operating financing receivable	(251)	(259)	(8)
Other items	(194)		194
	10,443	10,475	32

Net borrowings at 31 December 2005 amounted to euro 10,475 million, a euro 32 million increase with respect to 31 December 2004.
Debts and bonds totalled euro 12,998 million, of which euro 5,345 million were short-term (including the portion of long-term debt due within twelve months for euro 733 million) and euro 7,653 million were long-term.
Bonds outstanding at 31 December 2005 amounted to euro 5,339 million (including accrued interest and	discount). Bonds maturing in the next 18 months amounted to euro 436 million (including accrued interest and discount). Bonds issued in 2005 amounted to euro 441 million (including accrued interest and discount).
Debts and bonds for euro 12,998 million were denominated for 72% in euro, for 16% in US dollar, for 8% in pound sterling and the remaining 4% in other currencies.

Reclassified cash flow statement and change in net borrowings	(million euro)	2004	2005	Change

Net profit before minority interest	7,541	9,247	1,706
Adjustments to reconcile to cash generated from operating income before changes in working capital:
- amortization and depreciation and other non monetary items	5,092	6,518	1,426
- net gains on the disposal of assets	(793)	(220)	573
- dividends, interest, extraordinary income (expense)	5,740	8,471	2,731
Cash generated from operating income before changes in working capital	17,580	24,016	6,436
Changes in working capital related to operations	(909)	(2,422)	(1,513)
Dividends received, taxes paid, interest (paid) received	(4,171)	(6,658)	(2,487)
Net cash provided by operating activities	12,500	14,936	2,436
Capital expenditure	(7,499)	(7,414)	85
Investments	(316)	(127)	189
Disposals	1,547	542	(1,005)
Other cash flow related to capital expenditure, investments and disposals	97	293	196
Free cash flow	6,329	8,230	1,901
Borrowings (repayment) of debt related to financing activities	211	(109)	(320)
Changes in short and long-term financial debt	(3,743)	(540)	3,203
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)	(4,109)
Effect of changes in consolidation and exchange differences	(55)	33	88
NET CASH FLOW FOR THE PERIOD	(433)	330	763
Free cash flow	6,329	8,230	1,901
Net borrowings of acquired companies	0	(19)	(19)
Net borrowings of divested companies	190	21	(169)
Exchange differences on net borrowings and other changes	(64)	(980)	(916)
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)	(4,109)
CHANGE IN NET BORROWINGS	3,280	(32)	(3,312)

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Cash flow generated by operating activities (euro 14,936 million) and cash from disposals (euro 563 million, including net borrowings transferred of euro 21 million) were offset in part by: (i) financial requirements for capital expenditure and investments (euro 7,560 million	including a net borrowing acquired of euro 19 million); the payment of dividends (euro 6,287 million) and the share buy-back program (euro 1,034 million); (ii) currency translation effects (about euro 1,200 million).

Capital expenditure	(million euro)	2004	2005	Change	% Ch.

Exploration & Production	4,853	4,964	111	2.3
Gas & Power	1,451	1,152	(299)	(20.6)
Refining & Marketing	693	656	(37)	(5.3)
Petrochemicals	148	112	(36)	(24.3)
Oilfield Services Construction and Engineering	186	349	163	87.6
Other activities	49	69	20	40.8
Corporate and financial companies	119	112	(7)	(5.9)
Capital expenditure (1)	7,499	7,414	(85)	(1.1)

(1)	Does not include R&D costs the effects of which are limited to one year amounting to euro 210 million and euro 202 million in 2004 and 2005, respectively.

Capital expenditure amounted to euro 7,414 million, of which 91% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and primarily related to: (i) the development of oil and gas reserves (euro 3,952 million) in particular in Kazakhstan, Libya, Angola, Italy and Egypt, exploration projects (euro 656 million) and the purchase of proved and unproved property (euro 301 million); (ii) upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 825 million); (iii) the continuation of the construction of combined cycle power plants (euro 239 million); (iv) actions for improving flexibility and yields of refineries, including the completion of the construction of the tar gasification plant at the Sannazzaro refinery, and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 656 million); (v) upgrading of vessels and other equipment and facilities in Kazakhstan and West Africa in the Oilfield services and construction business (euro 346 million).
Dividends paid and changes in minority interests and reserves (euro 7,278 million) related mainly to dividend distribution for fiscal year 2004 of euro 3,384 million and	the payment of an interim dividend of euro 1,686 million carried out by Eni SpA, the payment of dividend by Snam Rete Gas SpA (euro 1,171 million of which euro 976 million as an extraordinary dividend) and other consolidated subsidiaries (euro 9 million) and the buy-back program.
From 1 January to 31 December 2005 a total of 47.06 million own shares were purchased for a total expense of euro 1,034 million (on average euro 21.966 per share). From the beginning of the share buy-back plan (1 September 2000) Eni purchased 281.88 million of its own shares, equal to 7.04% of its share capital, for a total expense of euro 4,272 million (on average euro 15.155 per share).
Disposals (euro 563 million, including net borrowings transferred of euro 21 million) concerned mainly the sale of Eni’s 100% interest in IP (142 million, excluding transferred cash of euro 53 million), the sale of Eni’s 28% in Erg Raffinerie Mediterranee Srl (euro 97 million), 67.05% interest in Società Azionaria per la Condotta di Acque Potabili (euro 100 million including net borrowings transferred of euro 21 million) and 100% of Acquedotto Vesuviano (euro 16 million) as well as other minor interests and real estate.

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Other Information

Transactions with related parties
In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.
Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements (Note No. 32).

Court inquiries
The Milan Public Prosecutor is inquiring on contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. The media have provided wide coverage of these inquiries. It emerged that illicit payments have been made by EniPower suppliers to a manager of EniPower who has been immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of 10 August 2004, Eni’s Board of Directors examined the situation mentioned above and approved the creation by Eni’s CEO of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to fully cooperate in every	respect with the Court. From the inquiries performed, that have not yet covered all relationships with contractors and suppliers, no default in the organization and internal controls emerged. For some specific aspects inquiries have been performed by external experts. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps for acting as plaintiff in the expected legal action in order to recover any damage that might derive to Eni by the illicit behavior of its suppliers and of their and Eni’s employees.

Within an investigation on two Eni managers, the Public Prosecutor of Rome on 10 March 2005 notified Eni of the seizure of papers concerning Eni’s relations with two oil product trading companies.

TSKJ Consortium - Investigations
of SEC and other Authorities
In June 2004 the U.S. Securities and Exchange Commission (SEC) notified Eni a request of collaboration on a voluntary basis, which Eni promptly carried out, in order to obtain information regarding the TSKJ consortium in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Snamprogetti (Eni 100%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. The investigations of the Commission concern alleged improper payments. Other Authorities are currently investigating this matter. Eni is currently providing its own information to the Commission and to other authorities.

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Subsequent events
Relevant subsequent events concerning operations are found in the operating review.

Business trends
The following are the forecasts for Eni’s key production and sales metrics in 2006:
  production of liquids and natural gas is forecasted to grow from 2005 (1.74 million boe/day). Increases will be achieved outside Italy mainly in Libya, Angola, Egypt, Nigeria and Norway; in particular natural gas production is expected to increase strongly in Libya due to the build-up of supplies to Italy through the Greenstream pipeline and in Egypt and Nigeria, due to the build-up of supplies to the Bonny (Eni’s interest 10.4%) liquefaction plant. Oil production is expected to increase in Nigeria and Norway due to full production of fields started-up in the second half of 2005;
  sales volumes of natural gas are expected to increase from 2005 (91.15 billion cubic meters1). Sales volumes are expected to increase in markets outside Italy in particular in Turkey, Spain, France and Germany;

  sold production of electricity is expected to increase from 2005 (22.77 terawatthour) due to the continuing ramp-up of new production capacity at the Brindisi and Mantova sites, offset in part by lower production at the Ravenna and Ferrera Erbognone plants due to planned maintenance;
  refining throughputs on Eni’s account are expected to decline slightly from 2005 (38.79 million tonnes), due mainly to planned maintenance at the Sannazzaro, Taranto and Livorno refineries. Eni’s refineries are expected to run at full capacity;
  sales volumes of refined products on the Agip branded network in Italy are expected to remain stable (8.75 million tonnes in 2005): the impact of the expected decline in domestic consumption will be offset by a higher network performance. In the rest of Europe the upward trend of sales is expected to continue despite stagnation in the overall market; in particular higher sales are expected in Spain, France, Germany and Hungary also due to construction/acquisition of service stations.

In 2006, capital expenditure is expected to increase from 2005 (euro 7.4 billion in 2005); main increases are expected in exploration projects and the development of oil and natural gas reserves, upgrading of natural gas transport and import infrastructure, upgrading of refineries.

(1)	Include own consumption and Eni’s share of sales of affiliates.

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Corporate Governance

Appropriate conduct
Due to the complex scenario in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its Group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. The belief of working for the advantage of Eni cannot be a justification for behaviors contrary to such principles. These values are stated in a Code of Conduct whose observance by employees is evaluated by the Board of Directors, based on the annual report of the Guarantor for the Code of Conduct. The Code of Conduct is published in Eni’s internet site.
In its meeting of 20 January 2000 Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies (the “Code”) and, pursuant to a thorough review of the matter, underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.
In accordance with the request of Borsa Italiana SpA, in particular the “Guidelines for the preparation of the yearly report on corporate governance” of 12 February 2003, follows information on Eni’s corporate governance system. In preparing this report account has	been taken also of the “Guide to the preparation of the report on corporate governance” published by Assonime and Emittenti Titoli SpA in March 2004.

Eni’s organizational structure
Eni’s organizational structure follows the traditional model of companies in which management is exclusively entrusted to the Board of Directors, which is the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by the Shareholders’ Meeting.
On 1 June 2005 the Board of Directors entrusted the Chairman with powers to conduct strategic international relations and appointed Paolo Scaroni Chief Executive Officer (CEO) entrusted with all managing powers except those that cannot be delegated and those reserved to the Board. According to article 25 of Eni’s by-laws, the Chairman and the CEO are the representatives of the company.
In accordance with internationally accepted principles of corporate governance, the Board of Directors established committees with consulting and proposing functions.

The Board of Directors

Competencies
In its meetings of 1 June and 11 October 2005, in addition to exclusive competencies entrusted to it by art. 2381 of the Civil Code, the Board of Directors has reserved the following tasks:

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1. to define corporate governance rules for the Company and Group companies, including the appointment, definition of functions and regulations of Board Committees;
2. to define guidelines for the internal control system, based on indications provided by the relevant Board Committee, and to monitor the effectiveness and modes of managing main corporate risks;
3. to examine and approve the main features of corporate and Group organization, checking the effectiveness of the organization and administration setup prepared by the CEO;
4. to determine – on proposal of the CEO – strategic guidelines and objectives at the Company and Group level;
5. to examine and approve multi-annual strategic, industrial and financial plans at the Company and Group level;
6. to examine and approve yearly budgets of Divisions, of the Company and the consolidated Group budget;
7. to evaluate and approve quarterly accounts and related disclosures and any other period accounts and related disclosures provided for by the law and to compare quarterly results with planned results;
8. to evaluate the general trends in operations with specific attention to possible conflicts of interest;
9. to examine and approve strategically relevant agreements;
10. to receive from Directors entrusted with specific powers timely reports describing the activities performed under such powers and the most relevant transactions, according to a specific previously agreed definition, and any atypical or unusual relations and transactions with related parties;
11. to receive from Board Committees periodic reports on activities performed, according to previously agreed definitions and timetables;
12. to attribute, modify and revoke powers to Directors, defining their limits and modes of execution, determining the compensation related to such powers, after consultation with the Board of Statutory Auditors. To deliver guidelines to empowered Directors and to recall to itself transactions included in the delegated power;
13. to approve, based on the indications of the relevant Committee, the adoption and implementation of share incentive plans and to define the compensation criteria of top managers;
14. to appoint, revoke and delegate powers to general managers, on proposal of the CEO and in agreement with the Chairman;	15. to decide major sale and purchase transactions of the Company and to provide a pre-emptive evaluation of those concerning Group companies, in particular:
a) sale and purchase transactions, as well as conferral of real estate, investments, companies of amounts exceeding euro 50 million;
b) capital expenditure in tangible and intangible assets with great significance for the Group in terms of strategic impact and risks, and however all those of amounts exceeding euro 100 million, as well as any portfolio and exploration initiatives of the Exploration & Production segment in new areas;
c) the provision of loans from Eni or its subsidiaries to third parties;
d) the provision from Eni of personal and real guarantees to third parties in the interest of Eni or its subsidiaries of amounts exceeding euro 50 million;
e) the provision of loans from Eni or its subsidiaries to affiliates, as well as of real and personal guarantees on their bonds of amounts exceeding euro 50 million and, in any case, if the amount is not proportional to the stake held in the affiliate;
f) purchase and sale agreements for goods and services not intended as capital expenditure of amounts exceeding euro 1 billion and of a duration longer than 20 years;
16. to examine and decide any proposal of the CEO concerning voting and appointment of members of the Board of Directors and the Board of Statutory Auditors of major subsidiaries;
17. to formulate all the proposals of decisions to be presented to the Shareholders’ Meeting.
In accordance with article 27 of Eni’s by-laws, the Chairman chairs Shareholders’ Meetings, convenes and chairs Board of Directors’ meetings and oversees the implementation of decisions made by it.
In accordance with article 23, paragraph 3 of Eni’s by-laws, the Chairman and the CEO report timely to the Board of Statutory Auditors, at least quarterly and at each Board meeting, on activities performed and major transactions of Eni and its subsidiaries.
In accordance with article 2391 of the Italian Civil Code, Directors inform other Directors and the Board of Statutory Auditors of any interest they may have, directly or on behalf of third parties, in any transaction of Eni.

Appointment
In accordance with article 17 of Eni’s by-laws, the Board of Directors is made up by 3 to 9 members. The

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shareholders’ meeting determines the number within said limits. As per article 6, paragraph 2, letter d) of Eni’s by-laws the Minister for Economy and Finance, in agreement with the Minister of Productive Activities, may appoint one member of the Board without voting right in addition to those appointed by the shareholders’ meeting. The Minister for Economy and Finance chose not to appoint such member.
The present Board of Directors is made up by 9 members appointed by the Shareholders’ Meeting of 27 May 2005 for a three-year term, their mandate expires with the Meeting convened to examine financial statements for fiscal year 2007. The appointment of the Board of Directors calls for a list vote. Only shareholders who, alone or with others represent at least 1% of voting shares at an ordinary meeting have the right to present lists for the appointment of directors, as well as the Board of Directors. Each shareholder can present or participate in presenting only one list. Companies controlling a shareholder and joint controlled companies cannot present, nor participate in presenting other lists, meaning by controlled companies the companies described in article 2359, paragraph 1 of the Civil Code. The lists must be deposited at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published on national newspapers and must include a resume of each candidate.

Composition
The current Board of Directors is formed by the Chairman, Roberto Poli, the CEO, Paolo Scaroni, and directors, Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, and Pierluigi Scibetta.
Roberto Poli, Paolo Scaroni, Dario Fruscio, Marco Pinto, Mario Resca and Pierluigi Scibetta were candidates included in the list of the Ministry of Economy and Finance; Alberto Clô, Renzo Costi and Marco Reboa were in the list presented by institutional investors coordinated by Fineco Asset Management SpA. The Secretary of the Board of Directors is Piergiorgio Ceccarelli, the Group’s senior vice president for Corporate Affairs.
Based on information received, follows information on positions held in other Board of Directors or Boards of Statutory Auditors of listed companies, financial or insurance or large companies by members of Eni’s Board of Directors. The professional curriculum of Directors is available on Eni’s internet site.	ROBERTO POLI
Chairman of Poli e Associati SpA; Board member of Mondadori SpA, Fininvest SpA, Merloni Termosanitari SpA and G.D. SpA; general partner of Brafin SapA.

PAOLO SCARONI
Chairman of Alliance UniChem; Board member of Il Sole 24 Ore; member of the Supervisory Board of ABN AMRO Bank, Board member of the Columbia University’s Business School.

ALBERTO CLÔ
Board member of ASM Brescia SpA, De Longhi SpA, Italcementi SpA and Società Autostrade SpA.

RENZO COSTI
Board member of Editrice Il Mulino SpA.

DARIO FRUSCIO
Chairman of Italia Turismo SpA, Board member of Sviluppo Italia SpA.

MARCO REBOA
Board member of Seat PG SpA. Interpump SpA, IMMSI SpA, Intesa Private Banking, Statutory auditor of Autogrill SpA and Galbani SpA.

MARIO RESCA
Chairman of McDonald’s Italia SpA and Italia Zuccheri SpA, Board member of Mondadori SpA, Special manager of the Cirio Del Monte Group, under special management.

PIERLUIGI SCIBETTA
Board member of Gestore del Mercato Elettrico SpA, Nucleco SpA and Istituto Superiore Prevenzione e Sicurezza Lavoro (ISPESL).

On 1 June 2005, Eni’s Board of Directors, in accordance with the provisions of the Code, evaluated the statements presented by Board members and established that the Chairman and non executive Board members Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, and Pierluigi Scibetta are independent as they do not have any economic relationship with Eni and Eni Group companies, with the CEO and with the Ministry of Economy and Finance, Eni’s major shareholder, such as to bias their autonomous judgment nor are they close relatives of the CEO. Director Marco Pinto is an employee of the Ministry for Economy and Finance. The CEO of Eni is an employee of Eni and holds the position of General Manager.

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On 30 March 2006, the Board verified that its members were independent on the basis of their own statements and that they possess the honorability required by articles 147 ter and 147 quinquies of Legislative Decree No. 58 of 24 February 1998 and included in Law No. 262 of 28 December 2005 (“law for the protection of savings”) and acknowledged that its members continued being independent as verified on 1 June 2005 and possessing the honorability required by Law.
Eni’s by-laws do not indicate a specific frequency of meetings. In 2005 the Board of Directors met 21 times (18 in 2004) for an average length of four hours per meeting. The public is informed of: (i) the dates of meetings convened for the approval of interim results, (ii) the dates of general Shareholders’ Meetings, (iii) the dates when the amount of interim dividends and final dividends are announced and related payment dates.

Functioning
The Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board meetings, and, in concert with the CEO, defines agenda items. Notice is sent by mail, fax or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s by-laws allow meetings to be held by video or teleconference, provided that all participants can be identified and are allowed to participate in real time. The meeting is deemed held in the location where Chairman and Secretary are present.
Board members receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except for urgent cases and those for which confidentiality is deemed necessary. During meetings directors can meet managers of Eni and its subsidiaries in order to obtain information on the features and the organization of their businesses.
In 2005 on average 88% of Board members participated to Board meetings and 85% of independent non executive Board members.

Compensation
Board members’ compensation is determined by the Shareholders’ Meeting, while remuneration levels of the Chairman and CEO are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors.
On 27 May 2005 the Shareholders’ Meeting determined the annual compensation of the Chairman (euro 265,000)	and of Board members (euro 115,000). It also determined a variable compensation up to a maximum of euro 80,000 for the Chairman and euro 20,000 for each Board member to be paid in accordance with Eni’s positioning as compared to the eight largest international oil companies for market capitalization in terms of total return to shareholders in the reference year. The variable portion of compensation is paid to the Chairman for euro 80,000 or euro 40,000 and to each Board member for euro 20,000 or euro 10,000, respectively, if Eni’s return to shareholders is rated first or second, or third or fourth in said rating. Below fifth position no variable compensation is paid. In the meeting of 30 March 2005, the Board confirmed that Eni in 2004 rated fourth in the mentioned positioning.
With reference to the powers delegated to the Chairman and CEO, the Board of Directors determined their compensation, made up of a fixed and a variable part. The variable part of the compensation of Chairman and CEO, as well as the variable part of the compensation of Eni’s top management (General Managers of divisions and managers holding positions directly reporting to the Chairman and CEO) is related to the achievement of specific economic and operating objectives (profitability, leverage, efficiency, strategic projects) and share price objectives (price of Eni shares, comparative total return to shareholders). With reference to Eni’s performance in 2004, 47% of the remuneration of the Chairman and of the CEO was variable, 43% of that of the top management[1].
On 30 March 2006, Eni’s Board of Directors on proposal of the Compensation Committee and in analogy with what decided in its meeting of 14 July 2005 for the Chairman and the CEO, determined to extend to the other directors the insurance against professional risks included in agreements for Eni managers. Similar extension was decided also for Statutory Auditors and the Magistrate of the Court of Accounts delegated to the financial control of Eni. Total cost for Eni of this extension is about euro 14,000.
Pursuant to article 78 of Consob Decision No. 11971 of 14 May 1999, compensation of directors and statutory auditors of Eni and general managers of Eni’s divisions, who held the position in 2005 including a fraction of the year, are reported in the table below.
Pursuant to Consob decisions:
- “Compensation in respect of positions held at Eni SpA” are set by the Shareholders’ Meeting and the remuneration of the chairman and the CEO is determined by the Board of Directors, in agreement

(1)	These percentages were determined excluding the fixed part of the remuneration of the CEO, appointed on 1 June 2005 and of top managers hired in 2005 who did not receive the variable part of the remuneration.

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with the Board of Statutory Auditors, in accordance with article 2389, paragraph 3 of the Italian civil code;
- “Non cash benefits” refer to all fringe benefits, including insurance policies;
- “Bonuses and other incentives” include the variable part of the chairman’s compensation and the variable part of the salary of the CEO and of the general	managers of Eni’s divisions;
- “Other compensation” include the salary of the previous and the current managing director and of the general managers of Eni’s divisions, in addition to compensations due in respect of positions on the Board of Statutory Auditors in Eni’s subsidiaries. Indemnities paid upon termination are also included.

(thousand euro)
Name	Position	Term of office	Expiry date of the position (1)	Compensation for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (2)	Other compensations	Total

Board of Directors
Roberto Poli	Chairman		01.01-31.12		30.05.08	831	8	40				879
Vittorio Mincato	CEO		01.01-27.05			230		1,386	(3)	9,649	(4)	11,265
Paolo Scaroni	CEO		01.06-31.12	(5)	30.05.08	252	62			588		902
Mario Giuseppe Cattaneo	Director		01.01-27.05			57		10				67
Alberto Clô	Director		01.01-31.12		30.05.08	123		10				133
Renzo Costi	Director		01.01-31.12		30.05.08	122		10				132
Dario Fruscio	Director		01.01-31.12		30.05.08	117		10				127
Guglielmo Moscato	Director		01.01-27.05			59		10				69
Mario Resca	Director		01.01-31.12		30.05.08	121		10				131
Marco Pinto	Director		28.05-31.12		30.05.08	68						68
Marco Reboa	Director		28.05-31.12		30.05.08	68						68
Pierluigi Scibetta	Director		28.05-31.12		30.05.08	68						68
Board of Statutory Auditors (6)
Andrea Monorchio	Chairman		01.01-27.05			51						51
Paolo Andrea Colombo	Chairman	(7)	01.01-31.12		30.05.08	107				67		174
Luigi Biscozzi	Auditor		01.01-27.05			38				51		89
Filippo Duodo	Auditor		01.01-31.12		30.05.08	91				55		146
Edoardo Grisolia (8)	Auditor		28.05-31.12		30.05.08	48						48
Riccardo Perotta	Auditor		01.01-31.12		30.05.08	92				59		151
Giorgio Silva	Auditor		28.05-31.12		30.05.08	48				13		61
General Managers
Stefano Cao	Exploration & Production		01.01-31.12					397		797		1,194
Luciano Sgubini	Gas & Power		01.01-31.12					311		2,286	(9)	2,597
Angelo Taraborrelli	Refining & Marketing		01.01-31.12					229		566		795
						2,591	70	2,423		14,131		19,215

(1)	The term of position ends with the Meeting approving financial statements for the year ending 31 December 2007.
(2)	Based on performance achieved in 2004.
(3)	Based on performance achieved in 2004 and pro rata performance related to the first five-month period of 2005.
(4)	In addition to salary also includes indemnities paid upon termination and further compensation determined by the Board of Directors.
(5)	Appointed as director on 28 May 2005.
(6)	The “Other Compensation” amounts refer to compensation obtained as chairman or as auditor of subsidiaries.
(7)	Appointed as Chairman on 28 May 2005. Previously Auditor.
(8)	Compensation for the service is paid to the Ministry of Economy and Finance.
(9)	In addition to salary also includes indemnities paid upon termination.

Stock compensation
Stock grants
With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate	risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, starting in 2003 Eni offers its own shares purchased under its buy-back program (treasury shares) for no consideration to those managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code[2]

(2)	Does not include listed subsidiaries, which have their own stock grant and stock option plans.

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who have achieved corporate and individual objectives.
Assignments vest within 45 days after the end of the third year from the date of the offer.
In application of its stock grant plan, on 31 December 2005 a total of 3,127,200 grants were outstanding for the assignment of an equal amount of treasury shares (equal to 0.08% of current capital stock) subdivided as follows: (i) a total of 1,018,400 grants (fair value euro 11.20 per share) related to 2003; (ii) a total of 912,400 grants (fair value euro 14.57 per share) related to 2004; (iii) a total of 1,196,400 grants (fair value euro 20.08 per share) related to 2005.

Stock options
Eni offers to managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code[3] who hold positions of significant responsibility for achieving profitability or strategic targets, the opportunity to acquire a shareholding in the company as an element of remuneration through the assignment of options for the purchase of Eni’s treasury shares.
Options provide grantees with the right to purchase Eni	shares in a 1 to 1 ratio after three years from the date of the grant and upon a five-year vesting period, at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the grant and the average cost of the treasury shares as of the day prior to the assignment (strike price). Strike price for the 2005 assignment was euro 22.512 per share.
Grantees are able to make use of an advance from a Group finance company to purchase shares, on condition that at the same time they sign an irrevocable order for selling the shares through the mentioned company.
At 31 December 2005 outstanding options were 13,379,600 carrying an average strike price of euro 17.705 per share.
The weighted-average remaining contractual life of options outstanding at December 31, 2003, 2004 and 2005 is 5.6 years, 6.6 years and 7.6 years respectively. All stock options granted are considered fixed.
The following is a summary of stock option activity for the years 2003, 2004 and 2005:

.

2003	2004	2005

(euro)	Number of shares	Weighted average exercise price (a)	Number of shares	Weighted average exercise price (a)	Number of shares	Weighted average exercise price (a)

Options as of 1 January	3,518,500	15.216	8,162,000	14.367	11,789,000	15.111
New options granted	4,703,000	13.743	3,993,500	16.576	4,818,500	22.512
Options exercised in the period			(354,000)	14.511	(3,106,400)	15.364
Options cancelled in the period	(59,500)	15.216	(12,500)	14.450	(121,500)	16,530
Options outstanding as of 31 December	8,162,000	14.367	11,789,000	15.111	13,379,600	17.705
of which exercisable at 31 December	73,000	14.802	-	-	1,540,600	16.104

(a)	Below quoted market price.

The fair value of stock options granted during the years ended 31 December 2003, 2004 and 2005 of euro 1.50, euro 2.01 and euro 3.33 respectively, was calculated	applying the Black-Scholes method and using the following assumptions:

2003	2004	2005

Risk-free interest rate	(%)	3.16	3.21	2.51
Expected life	(year)	8	8	8
Expected volatility	(%)	22	19	21
Expected dividends	(%)	5.35	4.5	3.98

(3)	Does not include listed subsidiaries, which have their own stock grant and stock option plans.

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Stock grant for Eni’s CEO and general managers
The table below sets out stock grants assigned to Eni’s CEO and general managers.

Grants outstanding at beginning of the period	Grants assigned during the period	Grants exercised during the period	Grants outstanding at end of the period

Name	Number of grants	Average maturity in months	Number of grants	Average maturity in months	Number of grants	Average market price at date of exercise	Number of grants	Average maturity in months

Vittorio Mincato (1)	CEO	104,800	19	40,200	38	145,000	19.951	-	-
Stefano Cao	General Manager of the E&P Division	40,500	20	16,000	38	12,800	23.785	43,700	21
Luciano Sgubini	General Manager of the G&P Division	40,500	20	16,000	38	56,500	22.784	-	-
Angelo Taraborrelli	General Manager of the R&M Division	17,500	20	16,000	38	5,400	23.785	28,100	24

(1)	Retired on 27 May 2005.

Stock options for Eni’s CEO and general managers
The table below sets out assignments of options to Eni’s CEO and general managers. During 2005 no options expired.

		CEO (1) Paolo Scaroni	CEO (2) Vittorio Mincato	General Manager for the E&P Division Stefano Cao	General Manager for the G&P Division Luciano Sgubini	General Manager for the R&M Division Angelo Taraborrelli

Options outstanding at the beginning of the period:
- number of options		-	499,000	182,000	170,000	96,500
- average exercise price	(euro)	-	15.090	15.185	15.086	15.379
- average maturity in months		-	67	79	79	81
Options granted during the period:
- number of options		699,000	-	75,500	60,500	50,000
- average exercise price	(euro)	22.509	-	22.509	22.509	22.509
- average maturity in months		96	-	96	96	96
Options exercised at the end of period:
- number of options		-	499,000	56,000	230,500	23,500
- average exercise price	(euro)	-	15.090	15.216	17.035	15.216
- average market price at date of exercise	(euro)	-	19.980	22.784	22.964	22.784
Options outstanding at the end of the period:
- number of options		699,000	-	201,500	-	123,000
- average exercise price	(euro)	22.509	-	17.920	-	18.308
- average maturity in months		91	-	82	-	83

(1)	Appointed on 1 June 2005.
(2)	Retired on 27 May 2005.

Share ownership
At 31 December 2005 the total number of shares owned by the directors, statutory auditors and the three general managers of Eni SpA was 232,625 equal to approximately 0.006% of Eni’s share capital outstanding at 31 December 2005.	Board committees
In order to carry out its tasks more effectively, the Board of Directors has instituted three advisory Committees: the Internal Control Committee and Compensation Committee, formed exclusively by independent, non-executive Board members, except for Marco Pinto, a member of both committees, and the International Oil Committee in which also the CEO participates.

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In the meeting of 1 June, the Committees were formed as follows:
Internal Control Committee: Marco Reboa (Chairman), Alberto Clô, Renzo Costi, Marco Pinto and Pierluigi Scibetta.
Compensation Committee: Mario Resca (Chairman), Renzo Costi, Marco Pinto and Pierluigi Scibetta.
International Oil Committee: Alberto Clô (Chairman), Dario Fruscio, Marco Reboa and Paolo Scaroni.
The Code suggests the creation of a “Nominating Committee” in the companies with shares held widely by the public, especially when the Board notices that shareholders find it difficult to prepare proposals for appointments. This committee has not been formed in consideration of the shareholding characteristics of Eni and of the fact that Directors are appointed on the basis of candidate lists submitted by shareholders or by the Board of Directors.

Internal Control Committee
The Internal Control Committee, established by the Board of Directors in 1994, holds functions of supervision, counsel and proposal in the area of monitoring general management issues.
In its meeting of 1 June 2005, the Board appointed Marco Reboa as chairman of this committee.
In its meeting of 29 June 2005 the Board approved its new regulation (available on Eni’s internet site) also in order to adequate its role to the Board’s resolution of 22 March 2005 that appointed the Board of Statutory Auditors to perform the functions attributed by the Sarbanes-Oxley Act and SEC rules to audit committees of US issuers, within the limits set by Italian legislation, from 1 June 2005.
In the course of 2005 the Internal Control Committee convened 14 times, with an average participation of 87% of its members, and has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions and their progress; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) monitored the actions taken and their effects aimed at eliminating the defaults shown by audit reports; (iv) examined the results of audit procedures applied to the framework agreement between Eni and Gazprom/Gazexport of 16 June 2005; (v) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2004 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controlling	functions at Eni SpA and its subsidiaries; (vi) met the partners responsible of Eni’s external auditors for an analysis of Eni’s 2005 Half Year Report; (vii) examined the conditions necessary to avail itself of the exemption from the Sarbanes-Oxley Act and the relevant regulations concerning the Audit Committee; (viii) reviewed the committee’s regulation; (ix) examined the report presented by the Watch Structure; (x) examined the reports prepared in accordance with audit document No. 260 concerning the communication of facts and events on auditing activities to those responsible for governance; (xi) monitored the appointment of additional functions to Eni’s external auditors and companies belonging to the network of the external auditors, expressing its opinion; (xii) reviewed the situation of appointments conferred in 2004 by Eni and its consolidated subsidiaries and affiliates to external auditors registered with Consob and related subjects; (xiii) reviewed the situation of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; (xiv) examined the organizational structure of the internal audit functions with specific focus on operating audits; (xv) examined the information flows to the Internal Control Committee from the various functions of Eni and its subsidiaries as well as from external auditors.

Compensation Committee
The Compensation Committee, established by the Board of Directors in 1996, is entrusted with proposing tasks with respect to the Board relating to the compensation of the Chairman and CEO as well as of the Board Committees members; examining the indications of the CEO and presenting proposals on: (i) equity based incentive plans; (ii) criteria for the compensation of top managers of the Group; (iii) objectives and results evaluation of performance and incentive plans.
In its meeting of 29 June 2005 the Board approved its new regulation (available on Eni’s internet site) and appointed Mario Resca as Chairman.
In 2005, the Compensation Committee met 7 times with an average participation of 96% of its members, and accomplished the following: (i) reviewed the objectives of the 2005 Group Incentive Plan and the performance of 2004; (ii) drafted a proposal to be submitted to the Board of Directors for determining the variable part of the remuneration of the Chairman and CEO based on 2004 performance; (iii) drafted a proposal based on which the Board of Directors requested the Shareholders’ Meeting to authorize it to

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use treasury shares for servicing stock option and stock grant plans for 2005 (see “Stock compensation” above); (iv) drafted a proposal submitted to the Board of Directors concerning compensation related to the termination of employment of Eni’s former Managing Director Vittorio Mincato; (v) examined the compensation to be attributed to Eni’s new CEO Paolo Scaroni, employed by Eni with the function of General Manager, in order to draft a proposal to submit to the Board of Directors; (vi) examined the benchmarks for top management remuneration and reviewed the criteria of the remuneration policy for Group managers, as well as the stock option and stock grant plans in order to draft a proposal to submit to the Board of Directors.

International Oil Committee
The International Oil Committee established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects.
In its meeting of 1 June 2005, the Board approved its new regulation (available on Eni’s internet site) and appointed Alberto Clô as Chairman of the Committee.
In 2005 the International Oil Committee met 3 times with a 100% participation of its members. The meetings concerned: (i) a plan of activities aimed at analyzing the trends of the oil and gas industry; (ii) an in-depth analysis of China in terms of market prospects and effects on competition in the oil industry; (iii) an analysis of the structure and dynamics of oil and gas markets on which to base the energy scenarios for Eni’s strategic plan.

Board of Statutory Auditors
and other control entities
Board of Statutory Auditors
The Board of Statutory Auditors, in accordance with article 149 of Legislative Decree No. 58/1998, monitors: (i) the respect of laws and of Eni’s memorandum of association; (ii) the respect of the principles of proper administration; (iii) the adequacy of the company’s organizational structure for the parts concerning administration and accounting, internal controls and administration and accounting systems as well as its reliability in presenting information properly; (iv) the adequacy of regulations imposed to subsidiaries according to article 114, paragraph 2 of the mentioned decree. The law on the protection of savings entrusted the Board of Statutory Auditors also with the	monitoring of the proper implementation of corporate governance rules envisaged by the codes of conduct published by the Italian stock exchange and the associations the company belongs to and declares to respect.
The Board of Directors in its meeting of 22 March 2005, in accordance with SEC Rule 10A-3 for foreign companies listed at the New York Stock Exchange, selected the Board of Statutory Auditors to fulfill the role of the audit committee in US companies under the Sarbanes-Oxley Act and other applicable laws, within the limits set by the Italian legislation from 1 June 2005. On 15 June 2005 the Board of Statutory Auditors approved the regulations for carrying out the functions attributed to the audit committee under US laws. This regulation is published on Eni’s internet site.
The Board of Statutory Auditors comprises five auditors and two substitute auditors, appointed by the Shareholders’ Meeting for a three-year term.
On 27 May 2005, Eni’s Shareholders’ Meeting appointed the following statutory auditors for three years and however until the Shareholders’ Meeting approving financial statements for fiscal year 2007: Paolo Andrea Colombo (Chairman), Filippo Duodo, Edoardo Grisolia, Riccardo Perotta and Giorgio Silva. Francesco Bilotti and Massimo Gentile are alternate auditors. A curriculum of these auditors is published on Eni’s internet site. The same Meeting also determined the yearly compensation for the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 115,000 and euro 80,000 respectively.
Paolo Andrea Colombo, Filippo Duodo, Edoardo Grisolia and Francesco Bilotti were candidates in the list presented by the Ministry of Economy and Finance; Riccardo Perotta, Giorgio Silva and Massimo Gentile were candidates in the list presented by institutional investors coordinated by Fineco Asset Management SpA.
Statutory Auditors are appointed in accordance with Eni’s by-laws with a list vote; at least two auditors and one substitute are chosen from minority candidates. Chairman of the Board is the first candidate of the list that received the highest number of votes. Auditors are autonomous and independent even from the shareholders who elected them. The lists of candidates include a resume of each candidate and are deposited at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published on national newspapers.
Article 28 of Eni’s by-laws, consistently with the provisions contained in the Decree of the Minister of Justice No. 162 of 30 March 2000, states that at least two auditors and one substitute auditor are chosen

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among chartered auditors and must have performed auditing activities for at least three years and that auditors not provided with these requirements must be chosen among those provided with the level of professionalism described in Decree No. 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology. Eni’s auditors are all chartered auditors.
Article 28 of Eni’s by-laws also prohibits the appointment as statutory auditor of persons that are statutory auditors or members of the supervisory board or members of the control committee of at least five companies listed in regulated markets not subsidiaries of Eni SpA.
Statutory auditors receive in advance of meetings of the Board of Directors adequate and thorough information on all issues subject to Board evaluation and resolutions.
Eni’s by-laws allow meetings held by teleconference.
In 2005 the Board met 22 times with an average participation of 83% of its members.
Based on information received follows information on positions held in other Boards of Directors and Boards of Statutory Auditors of listed companies by members of Eni’s Board of Statutory Auditors.

PAOLO ANDREA COLOMBO
Chairman of Partecipazioni italiane SpA; director of Mediaset SpA and SIAS SpA; Chairman of the Board of Statutory Auditors of Saipem SpA and Sirti SpA; auditor of Banca Intesa SpA, Lottomatica SpA and Ansaldo STS.

FILIPPO DUODO
Auditor of Benetton Group SpA.

RICCARDO PEROTTA
Chairman of the Board of Statutory Auditors of Snam Rete Gas SpA and Auditor of Mediaset SpA and Gewiss SpA.

External Auditors
As provided for by Italian laws, external auditors must be a chartered company and are appointed by the Shareholders’ Meeting. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Shareholders’ Meeting of 28 May 2004 for a three-year term ending with the Meeting approving financial statements for 2006.
Financial statements of Eni subsidiaries are audited, mainly by PricewaterhouseCoopers. In order to express its opinion on Eni’s consolidated financial statements PricewaterhouseCoopers took the responsibility of the	revision of audits performed by other auditors that however represent a negligible part of Eni’s consolidated assets and revenues.
Eni’s external auditors and the companies belonging to their network are not to be appointed to other functions not related to auditing, except in exceptional cases for tasks – not prohibited by Consob and the Sarbanes-Oxley Act – as approved by the Boards of Directors of Eni Group companies, subject to authorization of the respective Boards of Statutory Auditors. Eni’s Board of Statutory Auditors must be informed of the auditing tasks entrusted to external auditors.

Other auditing
The accounts of the parent company Eni SpA are subject also to the review of the Italian Court of Accounts, in the person of the Magistrate delegated to control, Luigi Schiavello (alternate Angelo Antonio Parente).

Significant differences in corporate governance practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual
Corporate governance standards followed by Italian listed companies are set forth in the Civil Code and in the Legislative Decree No. 58 of 24 February 1998, “Single text containing the provisions concerning financial intermediation” (Testo unico delle disposizioni in materia di intermediazione finanziaria, the “TUF”), as well as by the Self-discipline Code of listed companies (the “Code”) issued by the Committee for corporate governance of listed companies. As discussed below, Italian corporate governance standards differ for certain aspects from NYSE standards.
The civil code and the TUF assign specific binding and irrevocable powers and responsibilities to company’s corporate bodies. The Code, based on this regulatory framework, provides recommendations on corporate governance intended to reflect generally accepted best practices. Although these recommendations are not binding, Borsa Italiana SpA requests listed companies to publish an Annual Report on corporate governance which contains, besides a general description of the corporate governance system adopted, also any recommendation that was not followed and the reasons for this choice. Eni adopted the self-discipline code.
Eni’s organizational structure follows the traditional Italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom are respectively entrusted management and monitoring duties. This model differs from the US unitary model which provides for the Board of Directors as the sole

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corporate body responsible for management and, through an audit committee established within the same Board, for monitoring.
Below is a description of the most significant differences between corporate governance practices followed by US domestic companies under the NYSE standards and those followed by Eni.

INDEPENDENT DIRECTORS
NYSE Standards Under NYSE standards listed US companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director has no certain material relationship (commercial, industrial, banking, consultancy, etc.) with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director is not deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g. he/she is an employee of the issuer or a partner/employee of the auditor). In addition, a director cannot be considered independent in the three-year “cooling-off” period following the termination of any relationship that compromised a director’s independence.
Eni Standards In Italy, the Code recommends that the Board of Directors includes an adequate number of independent non-executive directors “in the sense that they: a) do not entertain, directly or indirectly or on behalf of third parties, nor have recently entertained business relationships with the company, its subsidiaries, the executive directors or the shareholder or group of shareholders who controls the company of a significance able to influence their autonomous judgement; b) neither own, directly or indirectly or on behalf of third parties, a quantity of shares enabling them to control the company or exercise a considerable influence over it nor participate in shareholders’ agreements to control the company; and c) are not immediate family members of executive directors of the company or of persons in the situations referred to in points a) and b).” The independence of directors is periodically reviewed by the Board of Directors keeping into account the information provided by the directors themselves. The Code also recommends that to evaluate independence “in the case of earlier business dealings, reference should be made to the previous financial year and for work relationships and functions of executive director, to the three preceding financial years.”
The Code provides for a qualitative evaluation, that considers the whole of the relationships held, in order to check as the case may be if the existing relationships	between the issuer and the director are such to impair the director’s independence.
In 2005, Eni’s Board of Directors judged that the Chairman and its non-executive members comply with the independence standards, as provided for by the Code. Director Marco Pinto is an employee of the Ministry of Economy and Finance.

MEETINGS OF NON EXECUTIVE DIRECTORS
NYSE Standards Non-executive directors, including those who are not independent, must meet at regularly scheduled executive sessions without management. Besides, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year.
Eni Standards Neither Eni’s non-executive directors nor Eni’s independent directors must meet separately, under the Code’s corporate governance rules.

AUDIT COMMITTEE
NYSE Standards Listed US companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the further provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.
Eni Standards In its meeting of 22 March 2005, Eni’s Board of Directors, making use of the exemption provided by Rule 10A-3 for non-US private issuers, has identified the Board of Statutory Auditors as the body that, starting from 1 June 2005, is performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-US companies listed on the NYSE (see paragraph “Board of Statutory Auditors” earlier). Under Section 303A.07 of the NYSE listed Company Manual audit committees of US companies have further functions and responsibilities which are not mandatory for non-US private issuers and which therefore are not included in the list of functions shown in the paragraph referenced above.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE
NYSE standards US listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent directors that are entrusted, among others, with the responsibility to identify individuals qualified to become board members and to select or recommend director nominees for submission to the shareholders’ meeting, as well as to develop and recommend to the Board of Directors a set of corporate governance guidelines.
Eni Standards This provision is not applicable to non-US

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private issuers. The Code allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders submission of nominees proposals, as could happen in publicly-owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni by-laws, directors are appointed by the Shareholders’ Meeting based on lists presented by shareholders or by the Board of Directors.

Shareholders’ Meetings
The Shareholders’ Meeting is the institutional meeting point of shareholders and the management of the company. During meetings shareholders can request information on issues in the agenda and on the general management of the company. Information is provided within the limits of confidentiality of price sensitive information.
The ordinary Shareholders’ Meeting performs the functions described in article 2364 of the Civil Code and the extraordinary Shareholders’ Meeting the ones described in article 2365, besides the others provided for by other laws.
With the aim of facilitating the attendance of shareholders, calls for meetings are published on Italian	and foreign newspapers, Eni’s by-laws allow vote by correspondence and the collection of powers of attorney in articles 13 and 14. On 4 December 1998 Eni approved a regulation for its meetings, available on Eni’s internet site, in order to guarantee an efficient deployment of meetings, in particular the right of each shareholder to express his opinion on the items in the agenda.

Eni’s shareholders
Eni SpA’s share capital at 31 December 2005 amounted to euro 4,005,358,876, fully paid and was represented by 4,005,358,876 ordinary shares of nominal value euro 1 each. Shares are not divisible and give right to one vote. Shareholders can exercise the rights provided by the law.
Based on information available and received in accordance with Consob Decision No. 11971/1999, as of 31 December 2005, shareholders holding more than 2% of Eni’s share capital were:

Shareholders		Shares held	% of capital

Ministry of Economy and Finance		813,443,277	20.31
Cassa Depositi e Prestiti SpA		400,288,338	9.99
Eni SpA (own shares)		278,013,975	6.94

Shareholders by area
Shareholders	Number of shareholders	Number of shares (1)	% of capital

Italy	261,174	2,543,555,459	63.52
UK and Ireland	963	93,619,599	2.34
Other EU	3,977	495,123,921	12.36
USA and Canada	1,552	192,803,507	4.81
Rest of world	1,783	304,605,396	7.61
Own shares at the dividend date		244,488,113	6.11
Other	n.a.	130,263,881	3.25
Total	269,449	4,004,459,876	100.00

(1)	At the dividend payment date, 23 June 2005 (ex-dividend date was 20 June 2005).

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Shareholders by amount of shares held
Shareholders	Number of shareholders	Number of shares (1)	% of capital

>10%	1	813,443,277	20.31
3%-10% (2)	3	680,861,792	17.00
2%-3%
1%-2%	7	406,360,994	10.15
0.5%-1%	9	271,287,295	6.77
0.3%-0.5%	14	208,487,474	5.21
0.1%-0.3%	44	300,548,130	7.51
<0.1%	269,371	948,718,920	23.69
Own shares at the dividend date		244,488,113	6.11
Other	n.a.	130,263,881	3.25
Total	269,449	4,004,459,876	100.00

(1)	At the dividend payment date, 23 June 2005 (ex-dividend date was 20 June 2005).
(2)	Shareholders Banca d’Intermediazione Mobiliare Imi and Banca Primavera informed that they reduced their interests below the 2% threshold (from 3.60 to 1.50% and from 3.41 to 0.48%, respectively).

Special powers of the State - golden share

Under article 6.1 of Eni’s by-laws only the Italian State can hold shares representing more than 3% of Eni’s share capital. When this limit is exceeded, exceeding shares do not entail voting rights.
Eni’s by-laws in article 6.1, modified by the Board of Directors in its meeting of 15 April 2005, attribute to the Minister for Economy and Finance, in agreement with the Minister of Productive Activities, the following special powers to be used in compliance with the criteria indicated in the Decree of the President of the Council of Ministers of 10 June 2004: (a) opposition to the acquisition of material interests representing 3% of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings. This must be communicated, if the transaction is considered of prejudice to vital interests of the State, at least ten days after the communication that Eni’s directors are expected to make to the Minister when the new shareholder is entered in the record; (b) opposition to shareholders’ agreements or other arrangements (as defined by article 122 of Legislative Decree No. 58 of 24 February 1998) involving 3% or more of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings; (c) veto power – duly motivated by the case of prejudice to the interests of the State – with respect to shareholders’ resolutions to dissolve Eni SpA, to cause a transfer, merger or demerger, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member without voting right.	Law No. 266 of 23 December 2005 (Budget Law) in article 1 paragraphs from 381 to 384 in order to favor the process of privatization and the diffusion of investments in companies held also by the State, introduced the option to include in the by-laws of companies formerly owned by the State, as Eni SpA, regulations against takeovers, which in particular provide for the issue of shares and financial instruments also at nominal value with the right to vote at ordinary and extraordinary Shareholders’ Meetings in favor of one or more shareholders identified also in terms of the number of shares held. The introduction of these norms, also subject to approval by the EU, will cause the cancellation of the above mentioned special powers of the State contained in article 6.2 of Eni’s By-laws.

Law on the protection of savings
As concerns corporate governance aspects, the law on the protection of savings in force from 12 January 2006 among other things:
- sets new independence and honorability requirements for directors of listed companies;
- introduces the list vote for the election of directors as a protection of minority shareholders and delegates to Consob the power to regulate the appointment of a statutory auditor by minority shareholders. The law states that shareholders representing at least 2.5% of share capital can present a list. Eni’s by-laws establish the list vote for directors and statutory auditors and set this threshold at 1% of share capital;
- delegates to Consob the determination of the limits to the number of memberships of Boards of Directors and Boards of Statutory Auditors that directors and

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auditors of listed companies can hold in other listed companies;
- states that the chairman of the Board of Statutory Auditors must be elected among the candidates of the minority list. Eni’s by-laws will be amended to implement this new rule;
- introduces the function of a “Manager responsible for the preparation of financial reporting documents” subject to authorization of the Board of Statutory Auditors to be appointed in accordance with the company’s by-laws, that must be amended within twelve months from the entry into force of the law.

Internal controls
Eni is aware that financial information plays a crucial role in the functioning of capital markets and in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders. Eni is also aware that investors’ trust in listed companies is one of the essential elements for the functioning of global economy. Investors must be able to rely on the absolute moral integrity of the persons responsible of key positions in companies and on their respect of corporate codes of conduct, procedures and rules.
Eni’s Code of Conduct identifies the fundamental values for the deployment of its activities in the completeness and transparency of information, the formal and substantial legitimacy of behavior of its employees at any organizational level and the clarity and truthfulness of its accounting, in accordance with laws and regulations in force.
As concerns internal controls, Eni’s policy consists in disseminating at all levels a culture characterized by the awareness of the existence of controls and a control oriented mentality. Employees must have a positive attitude towards controls since the latter provide a positive contribution to the improvement of efficiency. The responsibility for establishing an efficient system of internal controls is shared by all levels of the organization, therefore all Eni employees in the functions they perform are responsible for the definition and proper functioning of controls. Within their competence, all managers must be part of corporate control systems and are expected to inform their employees. The Code of Conduct also states that accounting transparency is based on the truthfulness,	accuracy and completeness of the information contained in official records that must reflect the supporting materials, easily traceable and ordered according to logical methods, that favor the identification reconstruction of transactions. The internal audit function and external auditors have free access to data, documents and information required for the performance of audit tasks.
Eni’s internal control system on financial information has been designed with the aim of providing investors and markets with truthful, complete and timely information. The Board of Directors determines the guidelines for the internal audit process and verifies the adequacy and functioning of the management of major corporate risks. In performing these tasks, the Board of Directors is assisted by the Internal Control Committee; in particular the regulation of the Internal Control Committee states that the Committee assists “the Board in the performance of the tasks related to: (i) defining the guidelines for the company’s internal control systems; (ii) periodically checking their effectiveness and proper working; (iii) controlling that the main risks are recognised and managed properly”.
As concerns the “administrative and accounting procedures for the preparation of statutory and consolidated financial statements and any other form of financial reporting” that is to be prepared by the “Manager in charge of the preparation of financial reporting documents” according to art. 154 bis of Legislative Decree 58/1998 included in the law on the protection of savings, Eni already approved regulations for the preparation of financial statements of Group companies and the collection of information necessary for quarterly and yearly reports in accordance with generally accepted accounting standards, ensuring also uniformity of behavior, an essential element for the provision of proper information on the Group.
These procedures concern in particular: (i) the Group’s general accounting plan, which includes also statutory and reclassified tables[4] (profit and loss account, balance sheet, statements of cash flows) and tables connecting each account to a single line item in the aforementioned tables; (ii) Group norms for the preparation of annually and quarterly consolidated financial statements which define: (a) principles of consolidation; (b) scope of consolidation; (c) criteria for recognition of assets, liabilities, revenues and

(4)	Summarized tables are used in the directors’ operating and financial reviews.

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expenses; (d) statements of profit and loss account, balance sheet and cash flow; (e) principles for the preparation of the directors’ report and notes to the financial statements; (f) principles for the preparation of financial statements on Form 20-F5; (g) principles for the preparation of quarterly reports.
Group norms are published in a section of Eni’s intranet site called Lince, which contains all these norms and guidelines on administrative, financial, fiscal, and corporate matters and is accessible to most Eni employees.
Quarterly reports and consolidated financial statements are prepared by means of the unified integrated reporting system MASTRO (Management and Statutory Reporting Object) which represents the information platform for Eni companies included in consolidation. The system is provided with safety measures and automatic controls that ensure consistency of information input by individual companies and at Group level.
From 2003 Eni implemented a comprehensive project for monitoring and updating its control on financial reporting in order to check its compliance with the norms of Section 404 of the Sarbanes-Oxley Act applicable to Eni as foreign private issuer in force from 2006. This deadline has been considered as an opportunity for improving the existing system and within this process Eni published a regulation on disclosures controls and procedures.
A relevant role in Eni’s internal control system is played by the Internal Audit function, directly reporting to the CEO[6].
Among the tasks entrusted to the internal audit function are: (i) updating the risk assessment system in order to plan auditing, control and monitoring activities as defined by the “Model for organization, management and control according to Legislative Decree No. 231/2001”; (ii) implementing the auditing and monitoring plan and performing any required activities not included in the plan; (iii) keeping proper relations and information flows with the Internal Control Committee and the Board of Statutory Auditors; (iv) performing the necessary activities for the appointment of external auditors, (v) keeping relations with external auditors.	The Internal Control Committee and the Board of Statutory Auditors evaluate the auditing plan and the results of auditing activities. The watch structure created under Legislative Decree No. 231/2001 approves the auditing plan and evaluates the results of auditing activities.

Legislative Decree No. 231/2001
In the meetings of 15 December 2003 and 28 January 2004 the Board of Directors approved a “Model for organization, management and control according to Legislative Decree No. 231/2001” which defines and regulates the administrative responsibility of persons, companies and partnerships, according to article 11 of Law No. 300 of 29 September 2000 and established a watch structure. The principles of the “231 model” are published on Eni’s internet site. The criteria for the preparation of this model are those included in a guidebook prepared by Confindustria. The model was transmitted to all Group companies for application.

Investor relations and information processing
In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Conduct, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive complete, transparent, selective and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s internet site. Investor and shareholder relations are handled by special Eni functions.
Relations with investors and financial analysts are held by the Investor Relations office. Information is available on Eni’s web site and can be requested to the investor.relations@eni.it mailbox.

(5)

Eni shares in the form of ADRs are listed at the New York Stock Exchange, that requires Eni to file Form 20-F with the SEC. In this form the company has to prepare financial statements in accordance with accounting principles generally accepted in the United States. For facilitating comparisons Eni also includes this information in the notes to its consolidated financial statements.

(6)	Until 30 June 2005, this function reported directly to the Chairman. The Chairman and the CEO jointly supervise this activity and make decisions related to the appointment of the manager responsible for this function and his direct collaborators.

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Relations with the press are held by the Relations with the press unit.
Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s web site and can be requested to the segreteriasocietaria.azionisti@eni.it mailbox and the toll-free number 800940924 (Outside Italy 80011223456).
Information regarding periodic reports and major events/transactions is promptly released to the public, also through the internet site. A specific section of Eni’s site contains all press releases, procedures concerning corporate governance, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public free of charge are mailed on request.
On 28 February 2006, Eni’s Board of Directors updated the “Procedure for the disclosure of information to the market concerning Group activities” approved on 18 December 2002 and published on Eni’s internet site. The procedure acknowledges Consob guidelines and the “Guidelines for information to the market” issued in June 2002 by the Ref Forum on company information and those included in the laws implementing the European directive on market abuse, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules in accordance with the crimes identified and sanctioned by the new law on the protection of savings.
Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.

Internal dealing
On 28 February 2006 the Board of Directors approved a procedure concerning the creation and updating a register of persons with a right to access privileged information at Eni, as provided for by art. 115 of Legislative Decree No. 58 of 24 February 1998 which states that “listed issuing companies and the subjects who have a control relation with them, or acting in their name, must establish and regularly update a register of	the persons that, due to their professional activity or functions performed have access to information as described in article 114 (privileged information)”. The procedure implementing Consob Decision No. 11971/1999, as amended, defines: (i) terms and procedures for the recording and possible cancellation of the persons that, due to their professional activity or functions performed on behalf of Eni, have access to privileged information; (ii) terms and procedures of information of said persons of their recording or cancellation and relevant reasons. The procedure is in force from 1 April 2006.
In the same meeting the Board approved the “Internal dealing procedure” for the identification of relevant persons and the communication of transactions involving financial instruments issued by Eni SpA and its listed subsidiaries, which substitutes the Internal Dealing Code approved by the Board on 18 December 2002.
The procedure implements the provisions of article 114, paragraph 7 of Legislative Decree No. 58 of 24 February 1998 which states that “subjects performing administration, control or management activities for a listed issuer and managers having regular access to privileged information as per paragraph 1 and having the power to make operating decisions that can affect the development and future situation of the issuer and whoever holds shares corresponding to at least 10% of the company’s share capital and any other person controlling the issuer are obliged to inform Consob and the market of any transaction involving financial instruments issued by the issuer, also when performed by others on their behalf. This communication is due also by spouses not legally separated, children, parents, relatives living with the subject and in the other cases indicated by Consob in implementation of Directive 2004/72/CE of the European Commission. Eni’s procedure: (i) identifies relevant persons: (ii) defines the transactions involving financial instruments issued by Eni SpA; (iii) determines the terms and conditions for the disclosure to the public of such information; (iv) reports the sanctions introduced by the law for the case of non compliance. The procedure in force from 1 April 2006 is published on Eni’s internet site.

Transactions with related parties
In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with related parties as defined by IAS 24. These include non consolidated

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subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.
Directors, general managers, managers with strategic responsibilities disclose every six months any transactions with Eni SpA and its subsidiaries that require disclosure under IAS 24.	Amounts and types of trade and financial transactions with related parties are described in Note 32 to the consolidated Financial Statements.

Follow the tables included in the “Handbook for the preparation of the report on corporate governance” issued by Assonime and Emittente Titoli SpA in March 2004.

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Structure of the Board of Directors and its Committees
Board of Directors	Internal Control Committee	Compensation Committee	International Oil Committee

Members	executive	non executive	independent	% attendance (1)	other appointments (2)	members	% attendance (1)	members	% attendance (1)	members	% attendance (1)

Chairman
Roberto Poli			X	X	100	6			X (3)	100
CEO
Paolo Scaroni	01.06-31.12	X			100	5					X	100
Vittorio Mincato	01.01-27.05	X			100						X	100
Directors
Alberto Clô (*)			X	X	86	4	X	79			X	100
Renzo Costi (*)			X	X	71		X	71	X (4)	83
Dario Fruscio			X	X	71						X	100
Marco Pinto	28.05-31.12		X		100		X	86	X	100
Marco Reboa (*)	28.05-31.12		X	X	92	7	X	100			X	100
Mario Resca			X	X	81	3			X	100
Pierluigi Scibetta	28.05-31.12		X	X	100	1	X	100	X	100
Mario Giuseppe Cattaneo (*)	01.01-27.05		X	X	88		X	100
Guglielmo Moscato	01.01-27.05		X	X	88		X	100			X	100

Number of meetings in 2005	21	14	7	3
01.01-27.05	8	7	2	2
28.05-31.12	13	7	5	1

(*)	Designated by the minority list.
(1)	For the directors appointed by the Shareholders’ Meeting of 27 May 2005, the percentage was determined based on the numbers of meetings held during membership.
(2)	Appointments as director or statutory auditor in other listed companies, also outside Italy.
(3)	From 1 January to 27 May.
(4)	From 1 January to 27 May and from 14 June to 31 December.

The Code suggests the creation of a “Nomination Committee” in the companies with shares held widely by the public, especially when the Board notices that shareholders find it difficult to prepare proposals for appointments. This committee has not been formed in consideration of the shareholding characteristics of Eni and of the fact that Directors are appointed on the basis of candidate lists submitted by shareholders or by the Board of Directors.

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Board of Statutory Auditors
Members	% attendance (1) Meetings of the Board of Directors	% attendance (1) Meetings of the Board of Statutory Auditors	Number of other appointments (2)

Chairman
Paolo Andrea Colombo (3)		90.4	91	8
Andrea Monorchio	01.01-27.05	87.5	78
Auditors
Filippo Duodo		90.4	82	1
Edoardo Grisolia	28.05-31.12	69.2	69
Riccardo Perotta (*)		85.7	91	3
Giorgio Silva (*)	28.05-31.12	100.0	77
Luigi Biscozzi (*)	01.01-27.05	87.5	78
Number of meetings in 2005		21	22
01.01-27.05		8	9
28.05-31.12		13	13

(*)	Designated by the minority list.
(1)	For the auditors appointed by the Shareholders’ Meeting of 27 May 2005, the percentage was determined based on the numbers of meetings held during membership.
(2)	Appointments as director or statutory auditor in other listed companies.
(3)	Chairman from 28 May 2005, formerly statutory auditor.

For presenting a list, the shareholder or group of shareholders must hold at least 1% of voting shares in an ordinary shareholders’ meeting.

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Other information to be disclosed under the Self-discipline Code
	Yes	No

System of delegated powers and transactions with related parties
The Board of Directors delegated powers defining:
a) limitations	X
b) exercise	X
c) periodicity of information	X
The Board of Directors reserved examination and approval of relevant transactions (including transactions with related parties)	X
The Board of Directors defined guidelines for identifying relevant transactions	X
Such guidelines are described in the report	X
The Board of Directors defined procedures for examination and approval of transactions with related parties		X (*)
Such procedures are described in the report		X (*)

Procedures for the latest appointment of Directors and Statutory Auditors
Lists of candidate directors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X
Candidates to the role of director disclosed information that qualified them as independent	X
Lists of candidate auditors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X

Meetings
The company approved regulations of meetings	X
The regulations are attached to the report (indication of where to find it online is provided)	X

Internal Control
The company appointed persons responsible for internal control	X
Such persons do not report to managers of operating divisions	X
Internal office responsible of internal control (art. 9.3 of the code)	Internal Audit

Investor relations
The company appointed an investor relations manager	X
Information on investor relations manager (telephone, address, e-mail) and unit	Investor Relations (**)

(*)	Procedures will be prepared after the publication by Consob of the general principles as per art. 2391 bis of the Civil Code introduced by Legislative Decree No. 310 of 28 December 2004.
(**)	Eni SpA - Piazza Vanoni, 1 - San Donato Milanese (Milan) 20097 Italy - Tel. 02 52051651 - Fax 02 52031929.

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Commitment to sustainable development

INTRODUCTION

Eni is aware that the creation of value in the medium-long term requires an effective management of relations with stakeholders. Since 2001 Eni has been supporting the Global Compact initiative of the United Nations, aimed at promoting corporate policies and practices oriented to sustainability by sharing and implementing ten basic principles concerning human rights, labor standards, environmental protection and the fight against corruption. In 2005 Eni continued to	promote corporate practices in line with these principles.
With respect to transparency, Eni supported the introduction of the tenth principle and upheld the Extractive Industries Transparency Initiative (EITI) that unites governments, international financial institutions, energy companies and Non Governmental Organizations (NGO) with the aim of making revenue flows from extractive industries transparent.

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HUMAN RESOURCES AND ORGANIZATION

Foreword
The centrality of persons, their safeguard and enhancement are a crucial value in Eni’s culture and one of the key factors for the creation of sustainable value in the long term.
Eni’s main objectives for its human resources are the following:
(i) to guarantee safety and health of employees and contractors;
(ii) to plan human resources management and development initiatives oriented to the medium and long term consistent with the features of the industry but adequate to the promotion of individual career paths;
(iii) to attract the best resources at domestic and international level through intense relations with universities and research centers, actively contributing to the education and training of young generations;
(iv) to develop and share know-how through the systematization and dissemination of knowledge and best practices for operating processes;	(v) to manage international human resources with homogeneous tools in the respect of local laws and cultures;
(vi) to obtain significant results in the field of industrial relations both locally and internationally;
(vii) to attain the greatest effectiveness from internal communication and training activities.

Workforce
At 31 December 2005, Eni’s employees were 72,258 with an increase of 1,910 employees from 31 December 2004, or 2.7%, reflecting a 2,479 increase in employees hired and working outside Italy and a 569 decline in employees hired in Italy.
Employees hired in Italy were 40,192 (55.6% of all Group employees), of these 37,493 were working in Italy, 2,480 outside Italy and 219 on board of vessels. As compared to 2004, the 569 unit decline in employees was due mainly to changes in consolidation (723 employees, due to the divestment of the water business, IP and technical services at Porto Marghera) offset in part by

Employees at year-end	(units)	2003	2004	2005	Change	% Ch.

Exploration & Production	7,492	7,477	7,491	14	0.2
Gas & Power	12,982	12,843	12,324	(519)	(4.0)
Refining & Marketing	13,277	9,224	8,894	(330)	(3.6)
Petrochemicals	7,050	6,565	6,462	(103)	(1.6)
Oilfield Services Construction and Engineering	25,583	25,819	28,684	2,865	11.1
Other activities	6,380	4,983	4,638	(345)	(6.9)
Corporate and financial companies	2,657	3,437	3,765	328	9.5
	75,421	70,348	72,258	1,910	2.7

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the positive balance of persons leaving their job and new hirings and net transfers from unconsolidated subsidiaries.
The process of improvement in the quality mix of employees continued in 2005 with the hiring of 2,099 persons, of which 727 with open-end contracts. A total of 1,372 persons were hired with this type of contract and with apprenticeship contracts, most of them with university qualifications (800 persons of which 509 are engineers) and 533 persons with a high school diploma. During the year 2,027 persons left their job at Eni, of these 1,438 had an open-end contract and 589 a fixed-term contract.
Employees hired and working outside Italy at 31 December 2005 were 32,066 (44.4% of all Group employees), with a 2,479 persons increase due to the positive balance of new hirings with open-end contracts and persons leaving their job in Saipem and Snamprogetti (2,639 employees) and the negative balance (160 persons) of persons leaving the job and new hirings with open-end contracts in the rest of the Group.

Organization
Studies have been started for the restructuring of the orientation and control functions of the corporate department, now responsible for orienting and coordinating service subsidiaries. Following the merger of EniData SpA and Italgas Più SpA into Eni, all operating activities have been integrated.

Human resources management
and development
The major initiatives of 2005 in the area of human resources management and development were:
(i) introduction of change management plans in order to support the improvement of internal control systems;
(ii) implementation of a plan for the rejuvenation of managers at all levels;
(iii) introduction of an innovative operating tool for the support of incentive policies for junior managers aimed at enhancing professionalism and guaranteeing internal fairness and competitivity with reference markets;
(iv) introduction of apprenticeship contracts in all operating units of the Group aimed at training and developing industry-typical skills through training on the job and skilled qualification supplied by internal experts and technicians;
(v) enhancement of the tools for the evaluation of the development potential of resources, coupling the appraisals made at (hierarchical and functional) line level with those performed by external experts. These activities were addressed to key managers, developing young managers and newly recruited graduates. The appraisal reports collected have been included in the management reviews at division and company level and allowed to implement consistent mobility, development and training programs;
(vi) at international level an in-depth analysis has been started of pension schemes existing in other countries, as a basis for an eventual standardization in the light of local and industry-wide situations;
(vii) updating of the procedures for the management of “internationally assigned” employees consistent with the best practices applied worldwide;
(viii) continuation of training initiatives directed to high potential international resources.

Equal opportunities and management
of diversity
In compliance with national laws and following the recommendations of the European Union for the protection of the dignity of persons, Eni is committed to promote actions aimed at the identification and related elimination of obstacles to equal opportunities in access to jobs and careers.
Within its policy for equality of opportunities, Eni applies all the laws and regulations that protect

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handicapped persons and other socially disadvantaged groups and promotes actions for favoring their entry into the company.
With over 45% of its employees of non Italian nationality, Eni has always considered diversity as an element that generates value and the ability in managing it as a key factor for success. In the countries where it operates Eni promotes the development of skills of local human resources and the construction of a shared culture by means of training initiatives oriented to the understanding of intercultural diversity, intercultural communication and multicultural teamwork, initiatives that have been performed also within the European Works Council with the active participation of workers’ unions.

Health
Activities for the protection of health aim at improving general work conditions and are developed according to three main principles:
(i) protection of employees’ health;
(ii) prevention of accidents and professional diseases;
(iii) promotion of healthier behaviors and life styles in workplaces.
In 2005 over approximately euro40 million have been invested in the protection of health.
In Italy, health surveillance is performed in each operating unit through a network of health centers and by means of medical examinations, controls and monitoring campaigns for the major physical, chemical and biological risk agents. The health of employees outside Italy is protected likewise, in many cases integrating the typical activities of medicine on the workplace and first aid with the activities dedicated to primary health care extended also to family members and in many cases also to local communities.
Eni has a network of 339 own health care centers located in its main operating areas of these 241 centers are outside Italy and are managed by local staff (322 doctors and 384 nurses). A set of international agreements with the best local and international health centers guarantees efficient service and timely reactions to emergencies.
In 2005 Eni boosted its E-medicine program aimed at increasing the quality of health care provided to employees and to health operators in Italy and outside Italy, that integrates computerized technologies and advanced telecommunication systems. The program includes three projects:
(i) health card, on line access to health data of employees by means of an electronic card provided first to groups of employees outside Italy, that will be progressively extended to all employees;	(ii) telemedicine, a project oriented mainly to health care outside Italy, but open also to Italian industrial sites, based on contacts with highly qualified health centers worldwide and capable of providing real time consultation. This project is operating in Congo and Nigeria and in 2005 has been extended to four sites in Libya.
(iii) e-learning, this project provides access to continuous training programs in the field of health to Eni’s health operators in Italy and outside Italy by means of remote learning devices.
For its employees Eni started a program of prevention, both through information campaigns and by means of screening procedures and direct actions accessed on a voluntary basis. The areas concerned are:
(i) prevention of cancer;
(ii) prevention of cardiovascular diseases;
(iii) prevention of certain infective diseases.
In the first area, following the guidelines of the Italian national health plan and based on agreements with the Italian League against cancer and with a number of hospitals, Eni started an early diagnosis plan for employees in all its Italian sites. At 31 December 2005 a total of 46 sites were taking part in the program with about 4,000 employees subjected to tests for cancer prevention, for a total of about 9,000 interventions.
Eni continued its campaign for the prevention of strokes in cooperation with the Additional Health Fund of Eni employees to which about 7,000 employees participated. A program for the identification of heart failure risk has been launched with the cooperation of the medical fund managed by workers’ unions.
In the area of prevention of infective diseases, Eni continued its campaign for vaccination against flu that is widely followed by employees.
Outside Italy Eni promoted specific information campaigns for the protection of its employees, their families and local communities, such as those for the prevention of malaria (in Nigeria and Azerbaijan) and the prevention of HIV transmission (in Nigeria and Congo). In 2004 Saipem issued a corporate HIV-AIDS Policy that aims at implementing a Program for the prevention of sexually transmitted diseases and HIV-AIDS. Among the guidelines of this program, such as health measures for preventing risk situations, we wish to stress the following principles:

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- no discrimination of HIV positive employees both on the work place and in social situations;
- respect for the privacy of all persons involved, according to laws in force and deontological ethics.
For employees hired in Italy and working outside Italy, Eni has a specific program that includes:
- an initial medical examination;
- vaccinations and administration of prophylactic drugs as suggested by international health organizations and indicated for each individual situation;
- detailed information on life and work conditions in the host country, including specific environmental risks and local medical-epidemiological issues;
- health care outside Italy through agreements with local public and private health centers or provided by Eni’s own health centers.

Safety
Eni is strongly committed to adopting a preventive approach to safety in order to reduce the occurrence of accidents and their consequences. Operations are managed with a special focus on the safety of workers, contractors and local communities. In line with international best practice, safety, prevention and work hygiene include:
(i) identification of dangers, evaluation and reduction of risks related to the deployment of work activities;
(ii) development and implementation of monitoring measures;
(iii) investigation and analysis of accidents and near misses in order to learn from them and increase the ability to prevent and mitigate risks.
In 2005, expenditure for safety on the workplace amounted to euro391 million, 57% of which were for new capital expenditure and the remaining share was dedicated to current expenses.

Training and development
Eni considers training one of the strong points of the management of human resources.
The number of hours dedicated to training and the number of employees participating in training initiatives are evidence of Eni’s significant commitment in Italy and outside Italy.
In 2005 in Italy a total of 1,178,943 training hours were provided to a total of 24,876 employees (1,322 managers, 5,023 junior managers, 12,265 employees and 6,266 workers) for a total of 103,151 participations.
In 2005 expenditure for training amounted to euro22 million.
Given the strategic value attributed to training and development, Eni established its own internal training structure capable of providing an optimal match between the company’s strategies and the development of skills with the aim of matching the quality of human resources with corporate strategies, covering the whole cycle of knowledge, from the planning of requirements for critical skills to the construction of partnerships with universities for the creation of integrated academic courses, up to the selection of new talents and their training along their whole professional life cycle. Eni Corporate University was established to cover the fields of orientation, personnel selection, training and knowledge management and represents the institutional contact center with the network of academics in Italy and in the world for the development and dissemination of Eni’s corporate culture.

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An important part of Eni Corporate University’s activity is performed by the Scuola Mattei, a post-graduate school for economics, energy and the environment open to students form all over the world.

Industrial relations
Industrial relations within a consolidated and structured system represented and efficient and consistent support to the Group’s strategic choices and to the completion of reorganization processes underway. With Italian workers’ unions Eni defined four-year agreements concerning bonuses to be paid to workers in relation to	company revenues (from 2004 to 2007) in the main segments where Eni is active. As for the renewal of expiring collective contracts (for the segments of energy and oil, chemicals and gas-water) negotiations between workers’ unions and companies’ organizations are underway.
Internationally, the yearly meeting of Eni and the International Federation of Chemical, Energy, Mine and General Workers’ Union, promoted by the agreement on international industrial relations and on corporate social responsibility, highlighted some of Eni’s best practices in Kazakhstan and Egypt.

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RESPONSIBILITY TOWARDS THE ENVIRONMENT

Foreword
Eni is aware of the strategic relevance of the prevention of and protection from risks of environmental contamination for the creation of sustainable value and as a contribution to sustainable development.
In this context Eni is committed to finding innovative solutions in the field of energy and environmental sustainability and intends to play an active role by:
(i) selecting initiatives to respond to climate change in the respect of the mechanisms and criteria of the Kyoto Protocol;
(ii) supplying markets with fuels with low carbon intensity, expanding in natural gas;
(iii) developing the integration of natural gas and power generation;
(iv) developing more efficient technologies for hydrogen production and for the geological separation and confinement of CO2.
Eni is committed to reducing its energy consumption and related emissions in the atmosphere, to reducing its consumption of water and its creation of waste.
In the area of ground protection Eni is actively promoting the clean-up of its operating sites and the reclaiming of the inactive ones with the aim of remediating industrial areas.

Strategies for the environment
Implementation of the Kyoto protocol and use of flexible mechanisms and participation in the emission trading
For the mitigation of climate change from 1 January 2005 in Europe and in Italy the European Scheme of Emission Trading (ETS) has been started that is targeted	to industrial installations with high CO2 emissions. Eni is part in this scheme with 61 plants in Italy and 2 outside Italy, which collectively represent about a third of all greenhouse gas emissions generated by Eni’s plants worldwide. In order to play an active role in the ETS Eni:
(i) prepared a methodological and organizational protocol for the accounting of greenhouse gas emissions;
(ii) implemented a database for a precise evaluation of emissions;
(iii) evaluated the compliance of existing monitoring and reporting systems in plants in order to identify improvement requirements;
(iv) defined a system for balancing emissions from individual plants and business units in order to guarantee the payback of emission rights due.
Eni is also upgrading its ongoing program for the reduction of energy consumption and related CO2 emissions.
In addition to participating to the ETS system (for more detailed information on emission trading see Note 24 to Eni’s financial statements below), Eni is developing a portfolio of projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol (clean development mechanism - CDM and on joint implementation - JI). Eni presented to the CDM Executive Board its power generation unit of Kwale in Nigeria that exploits associated gas formerly flared and generates a reduction in greenhouse gas emissions corresponding to 1.5 million tonnes CO2/year. At the same time, Eni is carrying out other CDM projects and is studying opportunities in JI in the most promising countries for this kind of project.

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In the medium and long term, Eni’s main development plans concern CO2 confinement in geological formations and the development of biomasses as energy sources.

Development of low environmental impact energy sources
Eni is committed to developing activities in the field of natural gas and enhancing relevant transport infrastructure. Natural gas can represent a strategic response to the problems posed by the interrelations of energy/development/environment. With the same volumes of energy employed, the amount of carbon dioxide produced by burning natural gas is 25-30% less than that produced by burning oil-based fuels and 40-50% less than that produced by burning coal.
As a support to its general commitment to a reduction in greenhouse gas emissions, in the past few years Eni has started a significant program of expansion in the field of natural gas and intends to increase its role in gas marketing in Europe and in the area of LNG, also aimed at better exploiting its natural gas reserves in West and North Africa, the Far East and Central America. In this context Eni developed a few advanced projects, among which:
(i) the Blue Stream gasline (Eni’s interest 50%), completed in 2002 that links Russia to Turkey across the Black Sea and represents the technologically most advanced pipeline in ultra deep waters, with its pipes laid at a maximum depth of 2,150 meters;
(ii) the Greenstream gasline (Eni’s interest 75%) completed in 2005 and linking Libya to Italy.

Power generation by means of combined cycle plants
Through its subsidiary EniPower, Eni is a leading operator on the Italian market of power generation and is carrying out a relevant capital expenditure plan for enhancing its generation capacity through combined cycle plants. These plants are fired with natural gas and generate at the same time electricity and heat, allowing relevant energy savings and reducing environmental impact.

Protection of the territory
Eni’s commitment to the protection of the territory covers three main lines: (i) protection of biodiversity, (ii) research and development of new monitoring, prevention and intervention techniques, (iii) environmental reclamation and clean-up of polluted sites.

Biodiversity
A key factor for sustainable development is represented by the evaluation of the impact of industrial activities in terms of environmental pressure exerted and the safeguard of biodiversity, i.e. of all species of plants and animals from bacteria to higher organisms, of their genetic makeup, their habitats, their ecosystems and the functions they deploy.
Eni is working on biodiversity in various areas in Italy and outside Italy.
An example of how Eni is tackling this problem is represented by the AgriBioDiversity project carried out by Eni with a partner in Val d’Agri in Southern Italy. The project, started in 2003, aims at defining a monitoring

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technique for the evaluation of the impact of hydrocarbon exploration and production and the definition of best practices for the protection of biodiversity. The most significant interventions of 2005 concerned: (i) monitoring of local fauna; (ii) mapping of genetic resources in the area; (iii) estimate of the ecological footprint of humans and socio-economic pressure on biodiversity.

R&D
Eni started a number of projects for implementing significant techniques for preventing soil pollution and reclaiming polluted sites. A number of Eni companies are directly involved in the field of decontamination of the soil and water bodies, with interventions ranging from the characterization of the contamination level of the site to the evaluation of health and environment risks and clean-up where necessary. The expertise acquired in this field allowed it to carry out research projects on innovative monitoring and reclaiming techniques (e.g. phytoremediation, reactive permeable barriers, wind bioventing and bioaugmentation).

Environmental remediation
and clean-up
At the end of the life of works (closure of an oil well, of a building yard, of the laying of pipes, etc.) Eni is committed to bring the interested area to its pristine condition and where necessary to cleaning up and remediating the area.
Eni is remediating and reclaiming soil and ground water also in areas that it purchased and where it had not operated directly. In 2005 expenditure for remediation and reclaiming of active and inactive sites amounted to euro 392 million, with a 51.6% increase from the previous year.

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RESPONSIBILITY TOWARDS STAKEHOLDERS

Foreword
The effort of integrating with the most diverse social and cultural local entities is part of Eni’s tradition. In addition to providing significant development opportunities to the populations it comes in contact with, in particular through the creation of jobs and the transfer of know-how, Eni promotes cultural initiatives capable of stimulating their economic and social fabric and favoring sustainable growth processes.
Development plans aimed at local communities follow a cycle that includes subsequent phases of planning, implementation and revision, of monitoring the results achieved, the difficulties encountered, performances and the ability to attain the objectives set.
In its strategy of interventions for local communities Eni privileges programs and projects in the following areas:
(i) HEALTH: supporting local health systems, providing basic assistance, infrastructure and training and fighting the diffusion of diseases;
(ii) SOCIAL DEVELOPMENT: building social infrastructure and promoting projects capable of attaining autonomous development and integration in the socio-cultural context;
(iii) EDUCATION AND TRAINING: contributing to the education and training of youth by means of basic education and technical, scientific, economic and management training;
(iv) ENVIRONMENT: contributing to the protection of the environment by adopting innovative solutions and promoting actions for the conservation and protection of ecosystems;
(v) CULTURE: favoring cultural exchange and the enhancement of the historical and artistic heritage by sponsoring institutions and activities in this area.	In 2005 Eni’s expenditure in initiatives for local communities amounted to about euro 49 million.

Stakeholder consultation
and community involvement
Eni intends to evaluate the overall impact of its activities at local level and to improve the consultation with the areas where it is present and with their social representatives also by adopting innovative management tools for identifying, analyzing and consulting its stakeholders: local authorities, communities, development agencies, non governmental organizations and other members of society. In some significant countries – Nigeria, Ecuador, Kazakhstan and Norway – Eni introduced this operating mode in order to increase the level of participation in its business activities and to better evaluate their consequences on the economic and social fabric of these areas.
As a guarantee of local sustainability Eni extends to its programs in favor of local communities the rigorous, homogeneous and transparent reference principles and standards that it applies to the management of its business. Crucial elements of this approach are correct behaviors, the selection of qualified partners and the control on the definition and realization of each project. Furthermore, being convinced that development initiatives can represent a significant tool for contributing to the diffusion of legality, Eni included the principle of transparency, intended as a rigorous control of project governance, in its guidelines for investments in favor of local communities.

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A few cooperation projects
for development
A tight cooperation with local realities in all their components (communities, institutions, authorities, non governmental organizations active in the area) allowed in some contexts the activation of highly integrated social development programs. We present here a few examples (the full description is available on Eni’s website).

Pakistan
In cooperation with the local ONG Thardeep Rural Development Program (TRDP) Eni is carrying out a rural development project in Pakistan in the area of the Bhit natural gas field in the Kirthar region mainly focused on the issues of health, primary education, professional training and microcredit.
The program aims at promoting the autonomous growth of communities by creating local development committees called Village Development Organizations. Since the inception of the project in 2002, a total of 313 committees have been set up, of these 13 in 2005. The presence of women is significant as 121 of these committees are managed by women.
An important factor for the achievement of the program’s objectives is a constant cooperation with international organizations working at development programs in Pakistan, such as the Save The Children Fund, the UNDP, the Pakistan Poverty Alleviation Fund, the WHO and the World Food Programme. This cooperation and the acquisition of knowledge by the communities are key elements for the success of projects.
Among the numerous interventions performed by Eni in Pakistan worth mentioning are: the construction of a center for mothers and children at Jhangara and some rural health centers, as well as the provision of mobile clinics (49 in 2005) and ambulances. In 2005 nearly 32,000 persons made recourse to these centers, 12,000 in Jhangara. From the program’s inception in 2002, about 94,000 persons attended the health centers. A new school building was erected as an integration to the program started in 2002, which has seen the construction of 9 schools in remote areas, two female professional training centers and a center for IT training at Jhangara.
The development program includes also the installation of pumping systems and the supply of water for irrigation in an areas subject to frequent and severe draughts.	Venezuela
Eni is carrying out an integrated development program in Dación in cooperation with SOCSAL (Servicio de Apoyo Local) aimed at monitoring and following up the activities performed by NGOs carrying out projects. Strong impulse to the sustainability of the projects was given by the strengthening of the local cooperative structure and by the complete transfer to local communities of the management of the rotational fund used for financing agricultural activities. The know-how acquired led also to the construction of greenhouses for plants destined to reforestation and to commercial use.
As concerns continuous training and technical support of farmers provided by the Fundación Técnico Agropecuaria del Guanape (FUNTAG) NGO in 2005 for the fourth consecutive year the Ministry of Agriculture certified that the area is free from animal diseases. A health care program also continued at the Dación dispensary that was restructured by Eni and now has been acknowledged as the reference center for the area by the local health authorities. This center provided medical assistance to over 300 persons in 2005. Eni also sponsored the extension of the national vaccination campaign to two nearby municipalities which was addressed to over 20,000 persons.

Central Asia
Eni completed a few very significant infrastructure projects in Kazakhstan in the North Caspian (the region of the Kashagan field) and at Uralsk/Aksai (the region of the Karachaganak field) focused on the construction of health centers, schools and social structures.
In the North Caspian area Eni is deploying a wide range of infrastructural projects in the Atyrau/Mangistau area which in 2005 concerned: (i) the construction of a primary school for 80 children; (ii) the restructuring of 3 schools, a polyclinic and an orphanage; (iii) the provision of 17 ambulances to health centers; (iv) the installation of gas distribution networks in various districts.
In the Karachaganak area, at Uralsk in 2005 Eni’s interventions concerned: (i) the beginning of construction of a prenatal clinic; (ii) the completion of the surgical unit at the regional hospital and the construction of two schools and of the third section of a gas pipeline from Karachaganak to Chingirlau; (iii) the start-up of a business center aimed at promoting small and medium sized enterprises; the promotion of a mobile art school where a first exhibition of local art has been organized.

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West Africa
In the Republic of Congo Eni started a project for the diagnosis and therapy of HIV/AIDS infections by means of mother-child transmission at the Hopital des Armeés of Pointe Noire in the Kouilou region. Within this project, carried out in cooperation with the Clinica delle malattie infettive of the University of Genova, a molecular biology and serology laboratory was opened with advanced equipment for the diagnosis of transmission. In addition to the restructuring of the building, the construction of rooms and of a radiology division, Eni worked also on an information campaign addressed to women. This center provides voluntary, anonymous and free screening, drug treatment, assistance during childbirth and prophylaxis for the infants in their first six months of life. The center can screen a population of 100,000 for three years and provide follow-up to 500 patients. At Pointe Noire doctors from Genova provide training to local medical and technical staff.	During the year, as evidence of its commitment to the fight against AIDS in some of the areas where it is present, Eni continued to support Unicef’s program for the prevention of the transmission of the HIV virus from mothers to babies in Nigeria, in rural areas of the Niger Delta.

Promotion of culture and relations
with the world of research
Eni’s commitment to the world of culture was confirmed by the continuation of its traditional sponsorships of Italian musical institutions: Teatro alla Scala in Milan, Teatro La Fenice in Venice, Accademia di Santa Cecilia in Rome, Teatro Carlo Felice in Genova, Teatro Regio in Turin, Teatri Comunali at Ferrara and Bologna.
Relations with musical and artistic institutions were evidenced also by the sponsorship of exhibitions and concerts, such as the Ravenna and Spoleto festivals and the FAI concerts.

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RISK MANAGEMENT

Foreword
The main risks identified and managed by Eni are the following:
(i) market risks deriving from the exposure to the fluctuations of interest rates, of exchange rates between the euro and the US dollar and the other currencies used by the company, as wells as the volatility of commodity prices;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available;
(iv) the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results;
(v) country risk in oil & gas activities.

Market risk
Market risks include exchange rate risk, interest rate risk, commodity risk. Their management follows a set of guidelines and procedures that concentrate the treasury function in two captive finance companies operating in the Italian and international financial markets.
In particular, the financial company operating on the domestic market (Enifin) manages all the transactions concerning currencies and derivative financial contracts. The commodity risk is managed by each business unit while Enifin manages the negotiation of hedging derivatives. In order to minimize market risk related to changes in interest rates, exchange rates and commodity prices, Eni enters into derivative financial	and commodity hedging contracts for the purpose of reducing its exposure to market risk. Eni does not enter into derivative transactions on a speculative basis.
Eni’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. Eni’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring the tolerable risk level on a side and composition of the portfolios and market conditions on the other side. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.
As far as interest rate and foreign exchange rate risks are concerned, calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than the recommended one.
Eni’s guidelines for the management of commodity risk contain maximum limits to the price risk deriving from trading activities. Coordination in this area is entrusted to a commodity risk assessment team, while the treasury department controls the respect of said limits and the development and updating of methodologies followed.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the

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euro (in particular the US dollar) and by the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction (transaction exchange rate risk). An appreciation of the US dollar versus the euro generally has a positive impact on Eni’s results of operations.

Interest rate risk
Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of financial changes.

Commodity risk
Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil prices generally has a negative impact on Eni’s results of operations and vice versa.

Credit risk
Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. Eni’s financial companies follow guidelines approved by Eni’s treasury department on the choice of highly credit-rated counterparties in their use of financial and commodity instruments, including derivatives. Eni has not experienced material non-performance by any counterparty. As of 31 December 2005 Eni has no significant concentrations at credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. The Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

Operation risks
Eni’s activities present industrial and environmental risks and are therefore subject to extensive government regulations concerning environmental protection and industrial security in most countries. For example, in Europe, Eni operates industrial plants such as refineries and petrochemical complexes that meet the criteria of	the European Union Seveso II directive for classification as high risk sites.
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste.
All these events could possibly damage or even destroy wells as well as related equipment and other property, cause injury or even death to persons or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a specific approach to minimize the impact on the related ecosystem, biodiversity and human health.
Eni adopted the most stringent standards for the evaluation and management of industrial and environmental risks, complying with local and international rules and standards. Business units evaluate through specific procedures the related industrial and environmental risks in addition to taking into account the regulatory requirements of the countries where these activities are located.
Since 2003, Eni has introduced a Model of management system, a general procedure to be applied in all its operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance in a continuous improvement cycle subject also to audits by internal and independent experts. At 31 December 2005 six system audits had been performed and four are planned for 2006.
Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.
Eni has two emergency rooms (at Milan and Rome) provided with real time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. In addition to its own emergency teams, Eni entered international agreements in order to maximize its ability to react in all its operating sites.
At year-end 2005 Eni employed over 2,000 full time equivalent employees in HSE activities, prevention of environmental risk, safety and health.

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America,

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certain of which may be politically or economically less stable than EU or North American countries.
At 31 December 2005, approximately 73% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2005, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can compromise temporarily or	permanently Eni’s ability to operate economically and to have access to oil and natural gas reserves.
Eni monitors constantly the political, social and economic risk of the approximately 100 countries where it invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

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INNOVATION

Foreword
Eni continued its strong commitment to technological innovation as a support to its growth and expansion process with the aim of providing to its core business key technologies required for acquiring competitive advantages and making them sustainable and timely reacting to any opportunities or threats identified in long term scenarios.
Technical excellence, based not only on the continuing commitment in R&D but also on the promotion and dissemination of experience, professionalism and know-how, represents for Eni a basic factor for the competitivity and environmental and economic sustainability of its operations.
In 2005, Eni invested euro 204 million in research and development (euro 257 million in 2004), of these 32% were directed to Eni’s corporate department, 25% to the Exploration & Production segment, 24% to the Petrochemical segment and 13% to the Refining & Marketing segment.
At 31 December 2005, a total of 1,420 persons were employed in research and development activities.
In 2005 a total of 26 applications for patents were filed.
The main research lines aimed at innovation concerned:
(i) Reduction of exploration and development costs:
- Geosciences
- High resolution geophysical prospecting techniques
- Field simulation models
- While drilling prospecting techniques
- Methods for increasing field productivity
- Advanced drilling systems
- Production in hostile environments
- Sulphur management	(ii) Feedstocks enhancement:
- Conversion of heavy crudes and refinery fractions into light products
- Long distance gaslines
- Conversion of gas into liquid products
(iii) Performance and product differentiation:
- Advanced process control
- Innovative polymerization catalysis
(iv) Environmental protection:
- New formulas for fuels and lubricants
- Clean catalytic processes
- Advanced techniques for hydrogen production
- GHG management by means of carbon sequestration
- Innovative techniques for monitoring air and water quality, biodiversity and for the reclamation of polluted soils.

Main initiatives in innovation
Among the main initiatives in the field of innovation for sustainable development the following are worth mentioning:

Drilling of Advanced Wells
Lean profile Technology
Eni developed and applied at industrial level a series of innovative technologies that allow to drill highly complex wells with greater operating efficiency. In particular, lean profile drilling, developed and patented by Eni, is applied in deep vertical and deviated wells especially in high pressure and high temperature environments allowing a reduction in time and costs and in environmental impact as it reduces the use of

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products for mud and cement and the resulting waste by about 30-40%.
Wells obtained with this technique are high quality and low risk. The technique basically consists in reducing to a minimum the tolerance between the diameter of wells and their lining columns while keeping the production casing unchanged. The application underway in Val d’Agri is a record lean drilling in highly deviated wells (a 13"3/8 casing in a 14"3/4 hole with inclination up to 60°).

High Resolution Geophysical Prospecting Techniques
In the area of seismic imaging, the further developments of the proprietary “3D Common Reflection Surface (CRS) Stack” technology found various industrial applications with much higher efficiency than conventional techniques.
New depth imaging techniques based on proprietary algorithms can generate depth images with such high resolution that they allow a very precise physical characterization of reservoirs.
A new 3D resistivity modeling interpretive technique has been developed for the petrophysical measurement of wells (electrical logs), especially suited for the identification of complex mineralization situations, such as thin strata of sand and clay. Initial field applications proved that this new approach contributes to the production of more accurate estimates of reserves in place.

Sulphur management
Integrated research program on H2S and sulphur management in E&P
In 2006 the integrated research program called H2S and sulphur management in E&P operations will be completed. The program was aimed at identifying innovative solutions for the treatment of very sour gas. In particular significant progress was achieved in an innovative technology for H2S bulk removal and in a new system for the massive storage of sulphur.

Natural gas transport - The TAP Project
Among the reliable technologies for making the transmission via pipeline of relevant amounts of natural gas from production areas to consuming markets economically viable (gas to market), the TAP (high pressure transport) project will contribute to developing the most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to:
(i) distances over 3,000 kilometers;
(ii) natural gas volumes to be transported of about 20-30 billion cubic meters/year;	(iii) pressure equal to or higher than 15 Mpa;
(iv) use of high and very high grade steel (e.g. X100).
The TAP technology is expected to allow a decrease in the consumption of natural gas used in compressor stations from 7.5% to 3% of transported volumes.
The project was started in 2002 with a wide range of design, engineering and construction activities and in 2005 two infrastructures for the validation of its assumptions were completed.
The first one is a 10-kilometer long pilot segment in X 80 steel with 48” diameter from Enna to Montalbano integrated in the Snam Rete Gas network that allowed to test and validate the industrial application of the concepts.
The second infrastructure consists of two pilot pipes, with a 48 inch diameter in high resistance X100 steel installed in Perdasdefogu in Sardinia. It was started up in September 2005 under pressures of 140 bar. Testing is expected to last 20 months and will simulate the actual behavior of an industrial infrastructure for a period equivalent to 20 years.
In early 2006 the first technology manual and FEED developed for a hypothetical trunkline in X100 steel with a 48” diameter linking Central Asia to Europe (for a length of 3,500 kilometers) will be available. A further development of this project will be the construction and operation of a commercial line in X100 steel a few kilometers long.

Conversion of gas to liquids - GTL project
This is a key technology for the use of natural gas on a large scale for the production of high quality motor fuels, in particular diesel fuel and therefore it receives special attention by all majors due to its primary strategic value.
Eni’s R&D activities in 2005 led to the preparation of the first basic design package for an industrial unit.
In 2006 Eni will continue its development activity at the Sannazzaro pilot plant consolidating the Fischer-Tropsch synthesis and optimizing its integration in the first two phases in order to define the optimal size of the GTL module along with its basic design package.

Conversion of heavy crudes and fractions
into light products
Eni Slurry Technology
EST is a process of catalytic hydroconversion in the slurry phase that allows to convert asphaltenes (the hard fraction of heavy crudes) totally, thus reducing to zero the production of solid and fluid residues usually deriving from the refining of non conventional oil.
It is a flexible technology that satisfies the needs of upstream and downstream oil and can be adapted to

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various kinds of feedstocks to be converted, to different capacities and plants. Among its products are naphtha, kerosene, diesel fuel.
The development of this technology was started at the beginning of the 80s and the decision to test it industrially made possible in 2001 the building of a commercial demonstration plant with a 1,200 barrels/day capacity at Eni’s Taranto refinery completed in 2005. It is currently being run for reaching the validation of the technology.
This will provide Eni with an important competitive lever for a more economic use of the full barrel of crude with lower environmental impact.

Reformulation of fuels and lubricants:
Clean Diesel Fuel Program
In its effort to improve the quality of its fuels, in 2002 Eni started to sell new virtually sulphur free (less than 10 ppM) products (first BluDiesel and since 2004 BluSuper) anticipating their compliance with EU regulations mandatory from 2009.
With a longer term objective Eni started a clean diesel fuel program that aims at identifying the optimal formula for a diesel fuel with high performance and low	particulate emissions using as benchmark GTL Fischer-Tropsch gasoil.

Environmental protection
In the area of environmental protection, with the cooperation of partners from industries and academia, Eni is developing technologies for reducing the environmental impact of offshore and onshore E&P and refining operations.
In this area the following projects are worth mentioning:
- the integrated Green House Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers;
- the Early Warning Monitoring System (EWMS) project, for real time recording of the physical and chemical profiles of Eni’s productive activities and of their environmental context through a single computerized platform;
- the hydrogen project, aimed at developing a portfolio of technologies for producing hydrogen at competitive costs, also in medium to small sized plants.

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Glossary
FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year.
Leverage It is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.
ROACE Return On Average Capital Employed, is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.
TSR (Total Shareholder Return) Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex dividend date.

OIL AND NATURAL GAS ACTIVITIES
Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.
Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.
Boe Barrel of Oil Equivalent It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.
Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.
Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.
Deep waters Waters deeper than 200 meters.
Development Drilling and other post-exploration activities aimed at the production of oil and gas.	Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).
Enhanced recovery Techniques used to increase or stretch over time the production of wells.
EPC (Engineering, Procurement, Commissioning) a contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.
EPIC (Engineering, Procurement, Installation Commissioning) a contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.
Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.
FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.
Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.
LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.
LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

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Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.
Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.
Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.
Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.
Network Code A Code containing norms and regulations for access to, management and operation of natural gas pipelines.
Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.
Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.
Over/Under lifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Under lifting situations.
Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.
Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.	Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between State and oil companies with regards to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.
Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.
Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.
Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of property or upstream assets, the revision of

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previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices.
Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.
Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.
Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price	equal to the residual fraction of the price set in the contract in subsequent contract years.
Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.
Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. Do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.
Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

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Report of Independent Auditors

PricewaterhouseCoopers SpA

REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the Shareholders of
Eni SpA

  We have audited the consolidated financial statements of Eni SpA and its subsidiaries, which comprise the balance sheet, profit and loss account, statement of cash flow, statement of changes in shareholders’ equity and the related notes as of 31 December 2005. These consolidated financial statements are the responsibility of Eni’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The aforementioned consolidated financial statements have been prepared for the first time in accordance with the International Financial Reporting Standards as adopted by the European Union.
  We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. In accordance with those standards and criteria, the audit has been planned and performed to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are reliable. An audit includes examining, on a sample basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.
  The consolidated financial statements present the prior year corresponding figures prepared in accordance with the same accounting principles except for the effect of the first time application of IAS 32 and IAS 39 which, as permitted by IFRS 1, are applied starting from 1 January 2005. Furthermore, the note "Effects of the adoption of IFRS" explains the effects of the transition to IFRS as adopted by the European Union. As shown in that note the Directors have modified the information related to the Reconciliation Schedules required by IFRS 1, which have been formerly approved and published in section "Effects of the adoption of IFRS" on the mandatory quarterly report at 31 March 2005. These "Reconciliation Schedules" have been previously audited by us and reference is made to our report dated 26 May 2005. The information presented in note "Effects of the adoption of IFRS" have been audited by us to provide a reasonable basis for our opinion on the consolidated financial statement at 31 December 2005.
  In our opinion, the consolidated financial statements of Eni Group as of 31 December 2005 comply with IFRS as adopted by the European Union; accordingly, they give a true and fair view of the financial position, the results of operations, the changes in shareholders’ equity and cash flows of Eni Group for the year then ended.

Rome, 28 April 2006

PricewaterhouseCoopers SpA

Alberto Giussani
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation. References in this report to the Financial Statement refer to the Financial Statement in original Italian and not to their translation.

BLANK PAGE

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Effects of the adoption of IFRS1

Starting in 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their consolidated financial statements in accordance with the international accounting principles (IFRS) approved by the European Commission.
At 1 January 2004, date of the first application of the new accounting principles, which corresponds with the first period to be compared, Eni must present a balance sheet which:
- reports all and only the assets and liabilities accounted under the new accounting principles;
- accounts the assets and liabilities as if the new accounting principles had always been applied (retrospective method);
- reclassifies the items indicated under different principles instead of IFRS.
The effect of the adjustments of the initial balance of assets and liabilities to the new accounting principles has been accounted with a corresponding entry to shareholders’ equity, taking account of the relevant fiscal effects to be recognised as deferred tax liabilities or deferred tax assets.
In application of IFRS 1, the following is the indication of: (i) balance sheet at 31 December 2004 restated under IFRS; (ii) profit and loss account of 2004 restated under IFRS; (iii) the reconciliation between shareholders’ equity, including minority interest, of 2003 and 2004 reported under Italian GAAP and shareholders’ equity under IFRS; (iv) the reconciliation between net profit of the Group at 31 December 2004 reported under Italian GAAP and net profit under IFRS.
The reconciliation following the application of IFRS 1 underwent a full audit by PricewaterhouseCoopers SpA.
The international accounting principles are reported in the section “Principles of consolidation”. The main options provided under IFRS 1 and adopted in the first time application of IFRS concern the non-reopening of the business combinations and the designation of 1 January 2005, as the date of the first application of IAS 32 and 39, concerning the valuation of financial instruments, including derivatives.

Inclusion of Saipem in consolidation
As regards to the information reported in the reports of the year 2005, the following restatements and reconciliations has been modified to include the recent guidelines of the International Accounting Standards Board (IASB), relating to the conception of “de facto” control and providing the inclusion in the scope of the consolidation of the Saipem SpA and its subsidiaries.
Saipem SpA, in which Eni held a 43.26% share of voting stock as of 31 December 2005, was excluded from consolidation due to a restrictive interpretation of the provisions of IAS 27 Consolidated Financial Statements and Accounting for Investments in Subsidiaries, according to which full consolidation is admissible only if the parent company holds the majority of voting rights exercisable in ordinary shareholders’ meetings, or failing this, when there exists an agreement among shareholders or other situations that give to the parent company the power to appoint the majority of the Board of Directors. Under this interpretation Saipem SpA, despite being controlled by Eni in accordance with article 2359, paragraph 2 of the Italian Civil Code, was accounted for under the equity method.
IASB is reviewing the requirements of IAS27; in October 2005, IASB Update published a statement indicating that the concept of control as defined by IAS 27 included the situation as described by article 2359, paragraph 2 of the Italian Civil Code, despite the fact that the lack of precise indications allows also for a different interpretation of this standard. IASB declared its intention to provide more detailed indications on the exercise of control in its new version of IAS 27. In consideration of the intention expressed by IASB, Eni included Saipem SpA and its subsidiaries in consolidation under IFRS starting 1 January 2004, with the aim of giving an economic and financial state of the Group more consistent with its commercial situation.

(1)	Under the requirements of paragraph 5 of “Preface to International Financial Reporting Standards”, IFRS (International Financial Reporting Standards) represent the principles and the interpretations adopted by the International Accounting Standards Board (IASB), former International Accounting Standards Committee (IASC) and include: (i) International Financial Reporting Standards (IFRS); (ii) International Accounting Standards (IAS); (iii) the interpretations issued by International Financial Reporting Interpretation Committee (IFRIC) and by Standing Interpretation Committee (SIC) adopted by IASB. The name International Financial Reporting Standards (IFRS) has been adopted by IASB for the principles issued afterwards May 2003.

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Balance sheet at 31 December 2004
The following is the reconciliation to IFRS of balance sheet at 31 December 2004:

(million euro)	2004	Exclusion of joint venture	Pro-forma	Adjustments	IFRS

ASSETS
Current assets
Cash and cash equivalent	1,264		(261)	1,003		1,003
Other financial assets for trading or available for sale	1,292		(4)	1,288	(22)	1,266
Trade and other receivables	13,715		(95)	13,620	114	13,734
Inventories	2,658		(135)	2,523	324	2,847
Income tax receivables	702		(28)	674		674
Other current assets	629		(1)	628	(40)	588
Total current assets	20,260		(524)	19,736	376	20,112
Non-current assets
Property, plant and equipment	37,616		(293)	37,323	3,263	40,586
Inventories - compulsory stock	662			662	724	1,386
Intangible assets	3,190			3,190	123	3,313
Investments accounted for using the equity method	2,753		313	3,066	90	3,156
Other investments	529			529		529
Other financial assets	932		4	936		936
Deferred tax assets	2,203			2,203	(376)	1,827
Other non-current assets	967		(17)	950	58	1,008
Total non-current assets	48,852		7	48,859	3,882	52,741
TOTAL ASSETS	69,112		(517)	68,595	4,258	72,853
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	4,115		35	4,150		4,150
Current portion of long-term debt	936		(9)	927		927
Trade and other payables	11,008		(469)	10,539	(6)	10,533
Taxes payable	2,514		(16)	2,498		2,498
Other current liabilities	517		(12)	505		505
Total current liabilities	19,090		(471)	18,619	(6)	18,613
Non-current liabilities
Long-term debt	7,674		17	7,691	(84)	7,607
Provisions for contingencies	6,107		(4)	6,103	(367)	5,736
Provisions for employee benefits	820		(5)	815	167	982
Deferred tax liabilities	2,533		(59)	2,474	1,474	3,948
Other non-current liabilities	422		5	427		427
Total non-current liabilities	17,556		(46)	17,510	1,190	18,700
TOTAL LIABILITIES	36,646		(517)	36,129	1,184	37,313
SHAREHOLDERS’ EQUITY
Minority interests	2,128			2,128	1,038	3,166
Eni shareholders’ equity	30,338	(1)		30,338	2,036	32,374
TOTAL SHAREHOLDERS’ EQUITY	32,466			32,466	3,074	35,540
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	69,112		(517)	68,595	4,258	72,853

(1)	Net of treasury shares in portfolio at the date for euro 3,229 million (IFRS require that treasury shares be deducted from shareholders’ equity).

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Profit and loss account at 31 December 2004
The following is the reconciliation to IFRS of profit and loss account of 2004:

(million euro)	2004	Exclusion of joint venture	Restatement of extraordinary items	Pro-forma	Adjustments	IFRS

Net sales from operations	58,382	(916)		57,466	79	57,545
Other income and revenues	1,298	(12)	79	1,365	12	1,377
Purchases, services and other	(39,092)	679	(623)	(39,036)	689	(38,347)
Payroll and related costs	(3,264)	64	(54)	(3,254)	9	(3,245)
Depreciation, amortization and impairments	(4,861)	72	(18)	(4,807)	(124)	(4,931)
Operating profit	12,463	(113)	(616)	11,734	665	12,399
Financial expense, net	(95)	(6)		(101)	(55)	(156)
Other income (expense) from investments	229	81	608	918	(98)	820
Profit before extraordinary items and income taxes	12,597	(38)	(8)	12,551	512	13,063
Extraordinary items	(56)		56
Profit before income taxes	12,541	(38)	48	12,551	512	13,063
Income taxes	(4,653)	38	(48)	(4,663)	(859)	(5,522)
Profit before minority interest	7,888			7,888	(347)	7,541
Minority interest in net profit	(614)			(614)	132	(482)
Net profit	7,274			7,274	(215)	7,059

Reconciliation of shareholders’ equity at 31 December 2003
The following is the reconciliation of shareholders’ equity of 2003 Annual Report, including minority interest, determined under Italian GAAP to IFRS:

(million euro)

Items (*)
	2003 Shareholders’ equity	28,318
1.	Different useful lives of gas pipelines, compression stations, distribution networks and other assets	1,570
2.	Different recognition of deferred tax	1,233
3.	Application of the weighted-average cost method instead of LIFO in inventory valuation	479
4.	Different criteria of capitalization of financial charges	394
5.	Different recognition of the provisions for contingencies	269
6.	Effect of the capitalization of estimated costs for asset retirement obligations	152
7.	Underlifting	61
8.	Write-off of the difference between nominal and present value of deferred taxation in business combinations	(514)
9.	Adjustment of tangible and intangible assets	(189)
10.	Employee benefits	(92)
11.	Effects on investments accounted for under the equity method	(43)
	Other net adjustments	(121)
	Net changes	3,199
	Shareholders’ equity under IFRS	31,517

(*)	Each number refers to the illustration provided in the next paragraph “Description of main changes”.

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Reconciliation of shareholders’ equity at 31 December 2004
The following is the reconciliation of shareholders’ equity of 2004 Annual Report, including minority interest, determined under Italian GAAP to IFRS:

(million euro)

Items (*)
	2004 Shareholders’ equity	32,466
1.	Different useful lives of gas pipelines, compression stations, distribution networks and other assets	1,501
2.	Different recognition of deferred tax	563
3.	Application of the weighted-average cost method instead of LIFO in inventory valuation	677
4.	Different criteria of capitalization of financial charges	393
5.	Different recognition of the provisions for contingencies	295
6.	Effect of the capitalization of estimated costs for asset retirement obligations	215
7.	Underlifting	87
8.	Write-off of the difference between nominal and present value of deferred taxation in business combinations	(470)
9.	Adjustment of tangible and intangible assets	(130)
10.	Employee benefits	(81)
11.	Effects on investments accounted for under the equity method	79
12.2	Amortization of goodwill	102
	Other net adjustments	(157)
	Net changes	3,074
	Shareholders’ equity under IFRS	35,540

(*)	Each number refers to the illustration provided in the next paragraph “Description of main changes”.

Reconciliation of consolidated net profit at 31 December 2004
The following is the reconciliation of net profit of 2004 Annual Report determined under Italian GAAP to IFRS:

(million euro)

Items (*)
	2004 consolidated net profit under Italian GAAP	7,274
1.	Different useful lives of gas pipelines, compression stations, distribution networks and other assets	(70)
2.	Different recognition of deferred tax	(671)
3.	Application of the weighted-average cost method instead of LIFO in inventory valuation	199
4.	Different criteria of capitalization of financial charges	(3)
5.	Different recognition of the provisions for contingencies	31
6.	Effect of the capitalization of estimated costs for asset retirement obligations	63
7.	Underlifting	33
8.	Write-off of the difference between nominal and present value of deferred taxation in business combinations	38
9.	Adjustment of tangible and intangible assets	39
10.	Employee benefits	8
11.	Effects on investments accounted for under the equity method	126
12.	Other changes in 2004 results under IFRS	(109)
12.1	Adjustment on gain from sale of a 9.054% interest in Snam Rete Gas	(211)
12.2	Amortization of goodwill	102
	Other net adjustments	(31)
	Effect of IFRS adjustment on minority interest (1)	132
	Net changes	(215)
	Shareholders’ equity under IFRS	7,059

(*)	Each number refers to the illustration provided in the next paragraph “Description of main changes”.
(1)	This adjustment derives from the attribution of their share of IFRS adjustments to minority interest.

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Description of main changes

The following is a description of the main changes introduced in the balance sheet of Eni for 2003, whose effects are reflected in the profit and loss account and balance sheet for the 2004 and in the balance sheet at 31 December 2004.

1. Different useful lives of gas pipelines, compression stations, distribution networks and other assets
This change concerns essentially the natural gas transport pipelines, compression stations and distribution networks that until 1999 were depreciated in accordance with Italian practice applying rates established by tax authorities (10%, 10% and 8%, respectively) both in statutory and consolidated financial statements. In consolidated financial statements prepared in accordance with U.S. GAAP, these assets were depreciated at a 4% rate, based on the international estimate of a 25-year long useful life.
The useful life of gas pipelines, compression stations and distribution networks was changed in 2000 following a determination of tariffs for natural gas sale by the Italian Authority for Electricity and Gas which set the useful life of gas pipelines at 40 years, that of compression stations at 25 years and that of distribution networks at 50 years. Therefore, considering this change as a revision of previous estimates, starting in 2000 the value of these assets, net of amortization provisions at 31 December 1999, was depreciated based on their residual useful life both under Italian and U.S. GAAP.
For the first application of IFRS, the adoption of the retrospective method implies the adoption of the new principles as if they had always been applied using the best information available at each time frame. Therefore, the book value of gas pipelines, compression stations and distribution networks, at 1 January 2004 was restated by using until 1999 the internationally accepted rate of 25 years, from 2000 onwards the residual value was depreciated according to the useful lives estimated by the Authority.
Consistent with this approach, the book value of tanker ships at 1 January 2004 was restated due to the revision of their useful life using until 2001 the internationally accepted rate of 20 years; from 2002 onwards their residual value was depreciated according to an estimated useful life of 30 years defined after their conferral from Snam SpA to LNG Shipping SpA.
Under Italian GAAP the book value of complex assets is divided according to various tax categories on the basis of the depreciation rate tables contained in a Decree of the Ministry of Economy and Finance. Under IFRS the components of a complex asset, that have different useful lives, are recorded separately in order to be depreciated according to their useful life; land parcels, that cannot be depreciated, are recorded separately even when they are bought along with buildings.
The restatement determined an increase in fixed assets of euro 2,563 million with a corresponding entry to shareholders’ equity (euro 1,570 million) and to deferred tax liabilities (euro 993 million).
The adoption of IFRS determined a decrease in 2004 results of euro 70 million.

2. Different recognition of deferred tax
Changes in shareholders’ equity of euro 1.233 were determined in particular by the following causes.

2.1 RECOGNITION OF DEFERRED TAX ASSETS ON THE REVALUATION OF ASSETS (LAW 342/2000)
Under Italian GAAP deferred tax assets are recorded if recoverable with “reasonable certainty”.
Under IFRS deferred tax assets are recorded if their recovery is more likely than not.
In 2000 Snam SpA, now merged into Eni SpA, revalued its assets as permitted by Law 342/2000 aligning their book value to their fair value. On this revaluation of depreciable assets Eni paid a special rate tax (19% instead of the statutory 34% rate), thus recording a deferred tax asset. Eni’s transport assets were conferred in 2001 to Snam Rete Gas SpA. The revaluation carried out had no impact on Eni’s consolidated financial statements; but a temporary difference arose between the taxable value and the book value which led, in accordance with Italian GAAP, to the recognition of a provision for deferred tax assets that amounted to euro 629 million at 31 December 2003, corresponding to 19%2 of depreciation estimated in the 2004-2007 plan on the deductible timing difference.
Under IFRS, deferred taxes has been recognised on the entire timing difference at the current statutory tax rate (37.25%).
The application of this principle determined an increase in deferred tax assets of euro 828 million with a corresponding entry to shareholders’ equity.
The adoption of IFRS determined a decrease in 2004 results of euro 266 million, following the “reversal” of taxes related to accelerated depreciations3.

(2)	Taking account the later conferral of assets to Eni’s subsidiary Snam Rete Gas SpA, the timing difference was considered analogous to that deriving from the cancellation of intra-group profits; under Italian GAAP the adopted 19% rate is equal to taxes paid by the conferring entity, not to the taxes recoverable by the receiving entity, Snam Rete Gas SpA.
(3)	“Reversal” means the effect taken to profit or loss of deferred tax assets and liabilities entered in previous years following the effect of the annulment of the temporary difference which generated them.

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2.2 RECOGNITION OF DEFERRED TAX ASSETS ON STOGIT’S INVENTORIES
In 2003 Stoccaggi Gas Italia SpA (“Stogit”), applying Law 448/2001, realigned the fiscal value to the higher book value of assets received upon contribution in kind. In the consolidated financial statements these assets were stated at their book value, this determined a timing difference over the fiscal values from which a deferred tax asset of euro 287 million was recognised in the consolidated financial statements. A portion of the timing difference concerns the inventories of natural gas; however, in 2003 consolidated financial statements the deferred tax asset related to the timing difference on natural gas inventories was not recognised on the assumption that its recoverability was not reasonably certain at the end of the concession, if not renewed.
The application of IFRS determined the recognition of deferred tax assets of euro 259 million, with a corresponding entry to shareholder’s equity.
In 2004 consolidated financial statements the deferred tax assets were recognised on the temporary difference related to inventories because Law 239/2001 (so called Marzano Law) permitted to set the year of recoverability4; such effect determined the equivalent decrease in the 2004 result.

2.3 OTHER EFFECTS OF THE DIFFERENT RECOGNITION OF DEFERRED TAX ASSETS
The application of the more likely than not criterion rather than that of the “reasonable certainty” of recoverability of other deductible temporary differences determined the recognition of deferred tax assets of euro 146 million with a corresponding entry to shareholders’ equity. Such deferred taxes were recognised in 2004 consolidated financial statements following the fulfillment of the conditions for their recognition; such effect resulted the equivalent decrease in the 2004 result.

3. Application of the weighted-average cost method instead of LIFO
Under Italian GAAP the cost of inventories may be determined with the weighted-average cost method or with the FIFO or LIFO methods. Until 2004 Eni adopted the LIFO method, in its evaluation of crude oil, natural gas and oil products inventories applied on an annual basis.
IFRS do not allow the use of the LIFO method; they allow the FIFO method and the weighted-average cost.
The application of the weighted-average cost on a three-month basis in the evaluation of crude oil, natural gas and refined products inventories determined an increase in the value of inventories of euro 764 million5 with a corresponding entry to shareholders’ equity (euro 479 million) and to deferred tax liabilities (euro 285 million).
With the application of the LIFO method, changes in oil and refined products prices had no impact on the evaluation of inventories, that was affected only by declines in volumes. With the adoption of the weighted-average cost, changes in oil and refined products prices have a direct effect with the recognition of profit or loss on stock deriving from the difference between the current cost of products sold and the cost deriving from the application of the weighted-average cost method.
The adoption of IFRS resulted an increase in the 2004 results of euro 199 million, because the higher prices.

4. Different criteria of capitalization of financial charges
Under Italian GAAP financial charges are capitalized when incurred within the amount not financed by internally-generated funds or contribution by third parties.
Under IFRS, when a relevant time interval is necessary until the capital asset is ready for use, finance charges can be capitalized as an increase of the asset book value for the amount of financial charges that could have been saved if capital expenditures had not been made.
The application of this principle determined an increase in the book value of fixed assets of euro 615 million with a corresponding entry to shareholders’ equity (euro 394 million) and to deferred tax liabilities (euro 221 million).
The adoption of IFRS determined a decrease in 2004 results of euro 3 million (the effect of higher amortization was partially offset by the increase of financial charges capitalized).

5. Different recognition of the provisions for contingencies
Under Italian GAAP the provisions for contingencies concern costs and charges of a determined nature, whose existence is certain or probable, but whose amounts or occurrence are not determinable at the period-end. The provisions for contingencies are stated on an undiscounted basis.

(4)	In particular article 1 paragraph 61 states: “holders of natural gas underground storage concessions are entitled to no more than two renewals, each lasting ten years, on condition that such persons carry out storage programs and all other obligations arising from the concession”. Previous Law No. 170/1970 stated: “concessions can be renewed for ten years periods”.
(5)	Of which euro 30 million concern gas stored, recorded in fixed assets.

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Under IFRS a provision is made only if there is a current obligation considered “probable” as a consequence of events occurred before period-end deriving from legal or contractual obligations or from behaviors or announcements of the company that determine valid expectations in third parties (implicit obligations), provided that the amount of the liability can be reasonably determined. When the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined, the estimated cost is discounted on the basis of the risk-free rate of interest and adjusted for the Company’s credit cost.
As for the provision for redundancy incentives, IFRS require the preparation of a detailed formalized restructuring plan, indicating at least the activities, locations, categories and approximate number of employees affected by the restructuring. The plan must have commenced or be properly communicated to the parties involved before period-end, generating the expectation that the company will carry out the plan.
As for provision for catastrophic risks, Padana Assicurazioni SpA, in application of rules imposed by the Minister of Industry on 15 June 1984, makes integrative provisions for the risk of earthquakes, seaquakes, volcanic eruptions and similar events. These integrative provisions are not allowed by IFRS in absence of a current obligation.
No provision is made for periodic maintenance under IFRS. These costs are capitalized when incurred as a separate component of the asset and are depreciated according to their useful lives, as they do not represent a current obligation.
As a consequence of the absence of a current obligation, the application of this principle determined a reversal of the provisions for contingencies of euro 327 million with a corresponding entry to shareholders’ equity (euro 269 million), to deferred tax liabilities (euro 36 million) and to a decrease in other assets (euro 22 million) referred to the portion of re-insured risks.
The adoption of IFRS determined an increase in 2004 results of euro 31 million.

6. Effect of the capitalization of costs for asset retirement obligations
Under Italian GAAP, site restoration and abandonment costs are allocated annually in a specific provision so that the ratio of the allocations made and the amount of estimated costs equals the percentage of depreciation of the relevant asset. In particular in the Exploration & Production segment, the costs estimated to be incurred at the end of production activities for the site abandonment and restoration are accrued so that the ratio of the provision and the amount of estimated costs correspond to the ratio of cumulative production at period-end and proved developed reserves at period-end plus cumulative production.
Under IFRS, estimated site restoration and abandonment costs are recorded in a specific provision with a corresponding entry to the relevant asset; when the financial effect of time is relevant, the estimated cost is recorded considering the present value of the costs to be incurred calculated using a rate representative of the Company’s credit cost. The cost assigned to the different relevant components of the asset is recognised in profit and loss account through the amortization process. The provision, and consequently the assets’ book value, is periodically adjusted to reflect the changes in the estimates of the costs, of the timing and of the discount rate.
The application of this principle determined an increase in fixed assets of euro 254 million, in shareholders’ equity of euro 152 million and in deferred tax liabilities of euro 158 million, and a decrease in the provisions for site abandonment and restoration of euro 56 million.
The adoption of IFRS determined an increase in 2004 results of euro 63 million.

7. Underlifting
In the Exploration & Production segment joint venture agreements regulate, among other things, the right of each partner to withdraw its own share of production volumes available in the period.
Higher production volumes withdrawn as compared to net working interest volume determine the recognition of a credit by a partner who has withdrawn lower production volumes as compared to its net working interest volume.
Under Italian GAAP, this credit is evaluated on the basis of production costs; under IFRS it is evaluated at current prices at period end.
The application of this principle determined an increase in other assets of euro 78 million with a corresponding entry to shareholders’ equity (euro 61 million) and to deferred tax liabilities (euro 17 million).
The adoption of IFRS determined an increase in 2004 results of euro 33 million.

8. Write-off of the difference between nominal and present value of deferred taxation in business combinations
Under Italian GAAP the difference between the present value of deferred taxes included in the determination of the fair value of net assets acquired as part of a business combination and related deferred tax liabilities recognised at nominal value (“difference”) is recognised under the item accrued assets.
Under IFRS this difference is recognised under “Goodwill”; however, in the event of the first application goodwill can be adjusted only in case of specific circumstances that do not occur in this case. This difference is therefore written off because it cannot be considered an asset under IFRS.

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The application of this principle determined a decrease in shareholders’ equity of euro 514 million with a corresponding entry to deferred tax assets.
The adoption of IFRS determined an increase in 2004 results of euro 38 million.

9. Adjustment of tangible and intangible assets
The decrease in shareholders’ equity of euro 189 million related in particular to the following aspects.

9.1 INTANGIBLE ASSETS
Under Italian GAAP costs for extraordinary company transactions, costs for the start-up or expansion of production activities and costs for the establishment of a company or for issuance of capital stock can be capitalized.
IFRS require these costs to be charged against profit and loss account, except for establishment and issuance of capital stock of the parent company that are recognised as a decrease in shareholders’ equity net of the relevant fiscal effect.
Under Italian GAAP costs for software development can be capitalized under certain circumstances. IFRS pose more stringent conditions for their capitalization.
The application of these principles determined the write-off of intangible assets for euro 114 million with a corresponding entry to a decrease in shareholders’ equity (euro 81 million) and the recognition of deferred tax assets (euro 33 million).
The adoption of IFRS determined an increase in 2004 results of euro 33 million.

9.2 REVALUATION OF ASSETS
Under Italian GAAP revaluation of tangible assets is allowed under specific law provisions within the limit of their recovery value.
IFRS prohibit this kind of tangible asset revaluation.
The application of this principle determined a decrease in tangible assets of euro 75 million with a corresponding entry to a decrease in shareholders’ equity (euro 54 million) and the recognition of deferred tax assets (euro 21 million). The decrease in fixed assets takes into account the restatement of gains/losses on disposal on the basis of the historical cost and the recalculation of amortization until 31 December 2003.
The adoption of IFRS determined an increase in 2004 results of euro 5 million.

9.3 PRE-DEVELOPMENT COSTS
Under Italian GAAP costs related to preliminary studies, researches and surveys aimed at testing different options for development of hydrocarbon fields are recognised under tangible assets.
Under IFRS these costs are considered exploration costs and are expensed when incurred.
The application of this principle determined the write-off of capitalized pre-development costs for euro 71 million with a corresponding entry to a decrease in shareholders’ equity (euro 54 million) and the recognition of deferred tax liabilities (euro 17 million).
The adoption of IFRS determined an increase in 2004 results of euro 1 million.

10. Employee benefits
Under Italian GAAP employee termination benefits are accrued during the period of employment of employees, in accordance with the law and applicable collective labor contracts.
Under IFRS employee termination benefits (e.g. pension payments, life insurance payments, medical assistance after retirement, etc.) are defined on the basis of post employment benefit plans that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation consists in making payments to the state or to a trust or a fund.
Plans with defined benefits are pension, insurance or healthcare plans which provide for the company’s obligation, also in the form of implicit obligation (see item 5), to provide non formalized benefits to its former employees6. The related discounted charges, determined with actuarial assumptions7, are accrued annually on the basis of the employment periods required for the granting of such benefits.

(6)	Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
(7)	Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) death rates of employees; (iii) turn-over rate of employees; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of requests for reimbursement and future changes in medical costs; (vi) interest rates.

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The application of this principle determined a decrease in shareholders’ equity of euro 92 million, the recognition of deferred tax assets (euro 54 million) with a corresponding entry to an increase in the provisions for contingencies of euro 146 million, referred in particular to charges for medical assistance granted upon termination and to pension plans outside Italy.
The adoption of IFRS determined an increase in 2004 results of euro 8 million.

11. Effects on investments accounted for under the equity method
Joint ventures and affiliates are accounted for under the equity method. The application of IFRS to the initial balance at 1 January 2004 of assets and liabilities of these companies determined a decrease in investments of euro 43 million with a corresponding entry to shareholders’ equity.
The adoption of IFRS determined an increase in 2004 results of euro 126 million, essentially related to the elimination of the amortization of goodwill (see item 12.2).

12. Other changes in 2004 result under IFRS
The decrease in 2004 results of euro 109 million related in particular to the following aspects.

12.1 ADJUSTMENT ON GAIN FROM SALE OF A 9.054% INTEREST IN SNAM RETE GAS
Due to the application of IFRS, net shareholders’ equity to be compared with the sale price for determining the gain on the sale of a 9.054% interest in Snam Rete Gas SpA carried out in 2004 increased by euro 2,335 million related essentially to an increase in the book value of natural gas pipelines (see item 1) and deferred tax assets (see item 2.1).
The adoption of IFRS determined a decrease in 2004 results of euro 211 million.

12.2 AMORTIZATION OF GOODWILL
Under Italian GAAP goodwill is amortized on a straight-line basis in the periods of its expected utilization, provided it is no longer than five years; in case of specific conditions related to the kind of company the goodwill refers to, goodwill can be amortized for a longer period not exceeding 20 years.
Under IFRS goodwill cannot be amortized, but it is subject to a yearly evaluation in order to define the relevant impairment, if needed.
The adoption of IFRS determined an increase in 2004 results of euro 102 million.

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Balance sheet

(million euro)	Note	31.12.2004	31.12.2005

ASSETS
Current assets
Cash and cash equivalent	1	1,003	1,333
Other financial assets for trading or available for sale	2	1,266	1,368
Trade and other receivables	3	13,734	17,902
Inventories	4	2,847	3,563
Income tax receivables	5	674	697
Other current assets	6	588	369
Total current assets		20,112	25,232
Non-current assets
Property, plant and equipment	7	40,586	45,013
Inventories - compulsory stock	8	1,386	2,194
Intangible assets	9	3,313	3,194
Investments accounted for using the equity method	10	3,156	3,890
Other investments	10	529	421
Other financial assets	11	936	1,050
Deferred tax assets	12	1,827	1,861
Other non-current assets	13	1,008	995
Total non-current assets		52,741	58,618
TOTAL ASSETS		72,853	83,850
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	14	4,150	4,612
Current portion of long-term debt	18	927	733
Trade and other payables	15	10,533	13,095
Taxes payable	16	2,498	3,430
Other current liabilities	17	505	613
Total current liabilities		18,613	22,483
Non-current liabilities
Long-term debt	18	7,607	7,653
Provisions for contingencies	19	5,736	7,679
Provisions for employee benefits	20	982	1,031
Deferred tax liabilities	21	3,948	4,890
Other non-current liabilities	22	427	897
Total non-current liabilities		18,700	22,150
TOTAL LIABILITIES		37,313	44,633
SHAREHOLDERS’ EQUITY	23
Minority interests		3,166	2,349
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (4,004,424,476 shares at 31 December 2004)		4,004	4,005
Share premium
Other reserves		9,629	10,910
Retained earnings		14,911	17,381
Net profit		7,059	8,788
Treasury shares		(3,229)	(4,216)
Total Eni shareholders’ equity		32,374	36,868
TOTAL SHAREHOLDERS’ EQUITY		35,540	39,217
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		72,853	83,850

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Profit and loss account

(million euro)	Note	2004	2005

REVENUES	25
Net sales from operations		57,545	73,728
Other income and revenues		1,377	798
TOTAL REVENUES		58,922	74,526
Operating expenses	26
Purchases, services and other		38,347	48,567
Payroll and related costs		3,245	3,351
Depreciation, amortization and impairments		4,931	5,781
Operating profit		12,399	16,827
Financial income (expense)	27
Financial income		2,589	3,131
Financial expense		(2,745)	(3,497)
		(156)	(366)
Income (expense) from investments	28
Effects of investments accounted for using the equity method		332	737
Other income (expense) from investments		488	177
		820	914
Profit before income taxes		13,063	17,375
Income taxes	29	(5,522)	(8,128)
Net profit		7,541	9,247
Pertaining to:
- Eni		7,059	8,788
- minority interest		482	459
		7,541	9,247
Earnings per share pertaining to Eni (euro per share)	30
- basic		1.87	2.34
- diluted		1.87	2.34

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Statement of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at 31 December 2003	4,003	959	5,397	3,200	(2,505)	(3,164)	13,221	5,585	26,696	1,622	28,318

Changes in accounting principles							2,234		2,234	965	3,199
Annulment of exchanges differences					2,505		(2,505)
Adjusted balance at 1 January 2004	4,003	959	5,397	3,200		(3,164)	12,950	5,585	28,930	2,587	31,517
Net profit for the year								7,059	7,059	482	7,541
Net income (expense) recognised directly in equity
Exchange differences from translation of financial statements denominated in currencies other than euro					(750)				(750)	1	(749)
					(750)				(750)	1	(749)
Total (expense) income for the period					(750)			7,059	6,309	483	6,792
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.75 per share)								(2,828)	(2,828)		(2,828)
Dividend distribution of other companies										(248)	(248)
Allocation of 2003 net profit				22			2,735	(2,757)
Shares repurchased (Note 23)						(70)			(70)		(70)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(5)	5		5			5		5
	1		(5)	26		(65)	2,735	(5,585)	(2,893)	(248)	(3,141)
Other changes in shareholders’ equity
Cost of stock option				3					3		3
Former Italgas SpA reserves reconstituted				(43)			43
Reserves from merger of EniData SpA				4			(4)
Reclassification				775			(775)
Sale of 9.054% of Snam Rete Gas SpA share capital									326	326
Exchange differences arising on the distribution of dividends and other changes					63		(38)		25	18	43
				739	63		(774)		28	344	372
Balance at 31 December 2004 (Note 23)	4,004	959	5,392	3,965	(687)	(3,229)	14,911	7,059	32,374	3,166	35,540

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Statement of changes in shareholders’ equity (continued)

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at 31 December 2004 (Note 23)	4,004	959	5,392	3,965	(687)	(3,229)	14,911		7,059	32,374	3,166	35,540

Changes in accounting principles (IAS 32 and 39) (Notes 2-4-6-17)				13			(40)			(27)	12	(15)
Adjusted balance at 1 January 2005	4,004	959	5,392	3,978	(687)	(3,229)	14,871		7,059	32,347	3,178	35,525
Net profit for the year									8,788	8,788	459	9,247
Net income (expense) recognised directly in equity
Variation of the fair value of financial assets for trading (Note 2)				6						6		6
Variation of the fair value of cash flow hedge derivative contracts (Notes 6-17)				16						16		16
Exchange differences from translation of financial statements denominated in currencies other than euro					1,497					1,497	15	1,512
				22	1,497					1,519	15	1,534
Total (expense) income for the period				22	1,497				8,788	10,307	474	10,781
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.90 per share) (Note 23)									(3,384)	(3,384)		(3,384)
Interim dividend (euro 0.45 per share) (Note 23)								(1,686)		(1,686)		(1,686)
Dividend distribution of other companies											(1,218)	(1,218)
Allocation of 2004 net profit				1,300			2,375		(3,675)
Shares repurchased (Note 23)						(1,034)				(1,034)		(1,034)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(47)	47		47				47		47
	1		(47)	1,346		(987)	2,375	(1,686)	(7,059)	(6,057)	(1,218)	(7,275)
Other changes in shareholders’ equity
Cost of stock option				5						5		5
Sale of consolidated companies											(40)	(40)
Exchange differences arising on the distribution of dividends and other changes					131		135			266	(45)	221
				5	131		135			271	(85)	186
Balance at 31 December 2005	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

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Statement of cash flows

(million euro)	2004	2005

Cash flow from operating activities
Net profit	7,541	9,247
Depreciation and amortization	4,598	5,509
Writedowns (revaluations), net	27	(288)
Net change in provisions for contingencies	418	1,279
Net change in the provisions for employee benefits	49	18
Gain on disposal of assets, net	(793)	(220)
Dividend income	(72)	(33)
Interest income	(198)	(214)
Interest expense	567	654
Exchange differences	(79)	(64)
Current and deferred income taxes	5,522	8,128
Cash generated from operating profit before changes in working capital	17,580	24,016
(Increase) decrease:
- inventories	(355)	(1,402)
- accounts receivable	(1,241)	(4,413)
- other assets	43	351
- trade and other accounts payable	727	3,030
- other liabilities	(83)	12
Cash from operations	16,671	21,594
Dividends received	394	366
Interest received	167	214
Interest paid	(533)	(619)
Income taxes paid	(4,199)	(6,619)
Net cash provided from operating activities	12,500	14,936
Cash flow from investing activities
Investments:	(714)	(856)
- intangible assets	(6,785)	(6,558)
- tangible assets		(73)
- consolidated subsidiaries and businesses	(316)	(54)
- investments	(675)	(464)
- securities	(470)	(683)
- financing receivables
- change in accounts payable and receivable in relation to investments and capitalized depreciation	(13)	149
Cash flow from investments	(8,973)	(8,539)
Disposals:
- intangible assets	13	13
- tangible assets	279	99
- consolidated subsidiaries and businesses	538	252
- investments	61	178
- securities	659	369
- financing receivables	808	804
- change in accounts receivable in relation to disposals	(1)	9
Cash flow from disposals	2,357	1,724
Net cash used in investing activities (*)	(6,616)	(6,815)

Contents
(million euro)	2004	2005

Proceeds from long-term debt	1,229	2,755
Payments of long-term debt	(797)	(2,978)
Reductions of short-term debt	(4,175)	(317)
	(3,743)	(540)
Capital contributions/payments by/to minority shareholders	1	24
Sale (acquisition) of additional interests in subsidiaries	621	(33)
Dividends to minority shareholders	(3,076)	(6,288)
Shares repurchased	(65)	(987)
Net cash used in financing activities	(6,262)	(7,824)
Effect of change in consolidation area	12	(38)
Effect of exchange differences	(67)	71
Net cash flow for the period	(433)	330
Cash and cash equivalent at beginning of the year	1,436	1,003
Cash and cash equivalent at end of the year	1,003	1,333

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (i.e. temporary cash investments, securities held purely for investment purposes, etc.) considers as a reduction of net borrowings as defined in the “Financial Review” in the “Report of the Directors”. Cash flow of such investments are as follows:
(million euro)	2004	2005

Financing investments:
- securities	(38)	(186)
- financing receivables	(15)	(45)
	(53)	(231)
Disposal of financing investments:
- securities	26	60
- financing receivables	238	62
	264	122
Cash flows from financing activities	211	(109)

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SUPPLEMENTAL CASH FLOWS INFORMATION

(million euro)	2004	2005

Effect of investment of consolidated subsidiaries and businesses
Non-current assets		122
Net borrowings		(19)
Current and non-current liabilities		(22)
Net effect of investment		81
Fair value of the participations held before the acquisition of control		(8)
Purchase price		73
Cash flow on investment		73
Effect of disposal of consolidated subsidiaries and businesses
Current assets	261	204
Non-current assets	285	189
Net borrowings	(138)	42
Current and non-current liabilities	(167)	(217)
Exchange rate differences realized following disposal	45
Net effect of disposal	286	218
Gain on disposal	304	140
Minority interest		(43)
Selling price	590	315
less:
Cash and cash equivalent	(52)	(63)
Cash flow on disposal	538	252

Transactions that did not produce cash flows
In 2005 the Group contributed assets and liabilities of a business with a carrying amount of euro18 million in exchange for equity investment in the companies in which those businesses were contributed.

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The consolidate financial statements have been approved by Eni’s Board of Directors on 30 March 2006.

Basis of presentation

In application of EC Regulation 1606/2002 approved by the European Parliament and Council on 19 July 2002, starting from 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the European Commission.
The consolidated financial statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of 19 July 2002. For hydrocarbon exploration and production, accounting policies followed at an international level have been applied, with particular reference to amortization according to the Unit-Of-Production method, buy-back contracts and Production sharing Agreements.
The consolidated financial statements have been prepared by applying the cost method except for items that under IFRS must be recognised at fair value as described in the evaluation criteria.
The consolidated financial statements include the statutory accounts of Eni SpA and of all Italian and foreign companies on which Eni SpA holds the right to directly or indirectly exercise control, determining financial and management decisions, and obtain economic and financial benefits.
Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant economic and financial effects, are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognised proportionally in the financial statements of the companies involved. The effects of these exclusions are not material8.
Subsidiaries excluded from consolidation, joint ventures, affiliated companies and other interests are accounted for as described below under the heading “Financial fixed assets”.
Financial statements of consolidated companies are audited by auditing companies that examine and certify the information required to be disclosed when preparing the consolidated financial statement.
Considering their materiality, amounts are stated in millions of euro.

Principles of consolidation

Interests in companies included in the scope of consolidation
Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the consolidated financial statements; the book value of these interests is eliminated against the corresponding fraction of the shareholders’ equity of the companies owned, attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference as regard to the acquisition cost is recognised as “Goodwill”. Negative residual differences are charged against the profit and loss account.
Gains or losses on the sale of shares in consolidated subsidiaries are recorded in the profit and loss account for the amount corresponding to the difference between proceeds from the sale and the divested portion of net equity sold.
Fractions of shareholders’ equity and of net profit of minority interest are recognised under specific items in the profit and loss account. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

(8)	According to the requirements of the Framework of international accounting standards, Information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.

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Inter-company transactions
Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, revenues and costs, guarantees, commitments and risks among consolidated companies are eliminated, as well. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

Foreign currency translation
Financial statements of consolidated companies denominated in currencies other than the euro are converted into euro applying exchange rates prevailing at year-end to assets and liabilities, the historical exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).
Exchange rate differences from the conversion deriving from the application of different exchange rates for assets and liabilities, shareholders’ equity and profit and loss account are recognised under the item “Other reserves” within shareholders’ equity for the portion relating to the Group and under the item “Minority interest” for the portion related to minority shareholders.
Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the country where the enterprise operates.

Evaluation criteria

The most significant evaluation criteria used for the preparation of the consolidated financial statements are shown below.

Current assets
Financial assets held for trading and financial assets available for sale are stated at fair value and the economic effects are charged to the profit and loss account item “Financial Income (Expense)” and under shareholders’ equity within “Other reserves”.
The fair value of financial instruments is represented by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by the market operators and the prices obtained in similar actual transactions in the market.
When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g. purchase of securities on regulated markets), the transaction is entered at the date of settlement.
Receivables are stated at their amortized cost (see below “Financial fixed assets”).
Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.
Inventories, excluding contract work in progress and including compulsory stocks, are stated at the lower of purchase or production cost and market value represented by the proceeds the company expects to collect from the sale of the inventories in the normal course of business.
The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the work performed is recorded as a liability. Losses related to construction contracts are accrued for as soon as the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated to euro using the current exchange rates at year-end and effects are reflected in the profit and loss account.
Hedging instruments are described in the section “Derivative Instruments”.

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Non-current assets

Property, plant and equipment9
Tangible assets, including investment properties, are recognised using the cost model and stated at their purchase or production cost including ancillary costs which can be directly attributed to them as are required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses incurred that would have theoretically been saved had the investment not been made.
In the case of current obligations for the dismantling and removal of assets and the reclamation of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions, for the passage of time and for changes in the discount rate are recognised under “Provisions for contingencies”.
No revaluation is made even in application of specific laws.
Assets carried under financial leasing are included within the tangible assets, with a corresponding entry to the financial payable to the lessor, and depreciated using the criteria detailed below. When the renewal is not reasonably certain, assets carried under financial leasing are depreciated over the period of the lease if shorter than the useful life of the asset.
Tangible assets are depreciated systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the depreciation is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building. Tangible assets held for sales are not depreciated but are valued at the lower of the book value and fair value less costs of disposal.
Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the useful life of the asset.
Renewals, improvements and transformations which extend asset lives are capitalized.
The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.
When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs of disposal and replacement cost. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of asset. Replacement cost is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single assets cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, so called cash generating unit. When the reasons for their impairment cease to exist, Eni reverses previously recorded impairment charges and records an income as asset revaluation in the profit and loss account of the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred impairments net of related amortization that would have been made had the impairment not been made.

Intangible assets
Intangible assets include assets which lack physical consistence that are identifiable, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is identifiable to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset can be traced back to a legal or contractual right, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying resource and to restrict the access of others to those benefits.

(9)	Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.

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Intangible assets are stated at cost as determined with the criteria used for tangible assets. No revaluation is made even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria described in the section “Tangible Assets”.
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. Impairment charges against goodwill may not be revalued.
Costs of technological development activities are capitalized when: (i) the cost attributable to the intangible asset can be reasonably determined; (ii) there is the intention, the availability of funding and the technical capacity to make the asset available for use or sale; (iii) it can be shown that the asset is able to produce future economic benefits.

Exploration and production activities10

ACQUISITION OF MINERAL RIGHTS
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (exploratory potential, probable and possible reserves, proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flow.
Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognised under “Intangible assets” and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.
Acquisition costs for proved reserves and for possible and probable reserves are recognised under “Intangible assets” or “Tangible assets” depending on the nature of the underlying assets. Costs associated with proved reserves are amortized on a Unit-Of-Production (UOP) basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of negative result the costs are charged to the profit and loss account.

EXPLORATION
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are capitalized, to reflect their nature of investment, and amortized in full when incurred.

DEVELOPMENT
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas and are capitalized and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs to be amortized through a rate representing the ratio between the volumes extracted during the period and the proved developed reserves existing at the end of the period, increased by the volumes extracted during the period. This method is applied with reference to the smallest aggregate representing a direct correlation between investment and proved developed reserves.
Costs related to unsuccessful development wells or damaged wells are expensed immediately as loss on disposal.
Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

PRODUCTION
Production costs are costs to operate and maintain wells and field equipment and are expensed as incurred.

PRODUCTION SHARING AGREEMENTS AND BUY-BACK CONTRACTS
Revenues and provisions related to production sharing agreements and buy-back contracts are settled on the basis of contractual clauses related to the repayment of costs incurred following the exploration, development and operating activities (cost oil) and to the relevant amount of realized productions (profit oil).

(10)	International accounting principles do not establish specific criteria for hydrocarbon exploration and production activities. Eni continued to use the existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS, as permitted by IFRS 6 “Exploration for and evaluation of mineral resources”.

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RETIREMENT
Costs expected to be incurred with respect to the retirement of the well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a Unit-of-Production basis, consistent with the policy described under tangible assets.

Grants
Grants are recorded in a contra asset account when authorized, if all the required conditions have been met and as a reduction of purchase price or production cost of the relevant assets. Grants of the year are recognised in the profit and loss account.

Financial fixed assets

INVESTMENTS
Investments in subsidiaries excluded from consolidation, joint ventures and affiliates are accounted for using the equity method. If it does not result in a misrepresentation of the company’s financial condition and consolidated results, subsidiaries, joint ventures and affiliates excluded from consolidation may be accounted for at cost, adjusted for permanent impairment of value. When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are charged to the profit and loss account item “Other income (expense) from investments”.
Other investments are recognised at their fair value and their effects are included in shareholders’ equity under “Other reserves”. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for permanent impairment of value; impairment of value may not be revalued.
The risk deriving from losses exceeding shareholders’ equity is recognised in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS TO BE HELD TO MATURITY
Receivables and financial assets that must be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). The economic effects of the valuation according to the amortized cost method are charged as “Financial income (expense)”.

Financial liabilities
Debt is carried at amortized cost (see item “Financial fixed assets” above).

Provisions for contingencies
Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the amount or date of occurrence remains uncertain. Provisions are made when: (i) it is probable the existence of a current obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfillment of that obligation will be expensive; (iii) the amount of the obligation can be accurately estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfill the obligation or to transfer it to third parties at year-end. When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted back at the company’s average rate of indebtedness. The increase in the provision due to the passing of time is charged to the profit and loss account in the item “Financial Income (Expense)”.
When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process.
The costs that the company expects to bear to carry out restructuring plans are recognised in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
The provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognised in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) with a corresponding entry to the assets to which they refer.

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In the Notes to the Financial Statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably be not expensive.

Employee post-employment benefits
Post employment benefit plans are defined on the basis of plans, even if not formalized ones, that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation, consisting in making payments to the State or to a trust or a fund, is determined on the basis of contributions due.
The liabilities related to defined benefit plans11, net of any plan assets, are determined on the basis of actuarial assumptions12 and charged to the relevant year consistently with the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.
The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets (corridor method).

Treasury shares
Treasury shares are recorded at cost and as a reduction of shareholders’ equity. Gains following subsequent sales are recorded as an increase in shareholders’ equity.

Revenues and costs
Revenues from sales of products and services rendered are recognised upon transfer of risks and advantages associated to the property or upon settlement of the transaction. In particular, revenues are recognised:
- for crude oil, generally upon shipment;
- for natural gas, when the natural gas is delivered to the customer;
- for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognised upon shipment;
- for petrochemical products and other products, generally upon shipment.
Revenues are recognised upon shipment when, at that date, the risks of loss are transferred to the acquirer.
Revenues from the sale of crude oil and natural gas produced in properties in which Eni has an interest together with other producers are recognised on the basis of Eni’s working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognised at current prices at period-end.
Income related to partially rendered services are recognised with respect to the accrued revenues, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise they are recognised within the limits of the recoverable costs incurred.
The revenues accrued in the period related to construction contracts are recognised on the basis of contractual revenues by reference to the stage of completion of a contract measured on the cost-to-cost basis. The requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.
Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.
Costs are recognised when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.
Costs related to the amount of emissions, determined on the basis of the average prices of the main European markets at the end of the period, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; revenues are related to the amount of emissions are reported when are recognised following the sale.

(11)	Given the uncertainties related to their payment date, employees termination indemnities are considered as a defined benefit plan.
(12)	Actuarial assumptions relate to, inter alia, the following variables: (i) future salary levels; (ii) the mortality rate of employees; (iii) personnel turnover; (iv) the percentage of plan participants with dependents who are eligible to receive benefits (e.g. spouses and dependent children); (v) for medical plans, the frequency of claims and future medical costs; (vi) interest rates.

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Operating lease payments are recognised in the profit and loss account over the length of the contract.
Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee; the portion relevant to the year is calculated pro rata over the period to which the incentive refers (vesting period)13. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with the Black-Scholes method that takes into account the exercise conditions, current price of the shares, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is shown as a contra-entry to “Other reserves”.
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, are generally considered current costs and expensed as incurred.

Exchange rate differences
Revenues and costs concerning transactions in currencies other than functional currency are stated at the exchange rate on the date that the transaction is completed.
Monetary assets and liabilities in currencies other than functional currency are converted by applying the year-end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than functional currency valued at cost are stated at the initial exchange rate; when they are evaluated at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

Dividends
Dividends are recognised at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of estimated taxable income; the estimated liability is recognised in the item “Income tax liabilities”. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities in the financial statements and their tax bases. Deferred tax assets are recognised when their realization is considered probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if related to offsettable taxes. The balance of the offset, if positive is recognised in the item “Deferred tax assets” and if negative in the item “Deferred tax liabilities”. When the results of transactions are recognised directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognised at their fair value.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the profit and loss account; consistently the hedged items are adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge; e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives are initially stated in net equity and then recognised in the profit and loss account consistent with the economic effects produced by the hedged transaction. The change in the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.

(13)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, period between the date of the award and the date on which the option can be exercised.

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Use of accounting estimates

The preparation of these consolidated financial statements requires Management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition changes in oil and natural gas prices could have an effect on the value of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, on the relevant production and reserves. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recorded.
Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the year and proved developed reserves existing at the year-end increased by the amounts extracted during the year. Assuming all other variables are held constant, an increase in estimated proved reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved reserves increases depreciation, depletion and amortization expense.
Also, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether a property impairment is to be carried out or not. The larger the volumes of estimated reserves, the less likely the property is impaired.

Impairment of assets
Fixed assets and intangible assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable.
The amount of an impairment charge is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value, net of disposal costs and value in use, net of disposal costs. The estimated fair value usually is based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.
For oil and natural gas properties, the expected future cash flows are estimated based on developed and non developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions about future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Asset retirement obligation
Obligations related to the removal of tangible equipment and the restoration of land or seabed once operations are terminated imply the recognition of significant obligations. Estimating the future asset removal costs is difficult and requires Management to make estimates and judgements because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The criticality of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement

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obligations in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the related fixed assets is increased by an equal corresponding amount. Over time, the liabilities are increased for the provisions due to reflect the passage of time and any change of the estimates following the modification of the future cash flows, the discounting rate or the discount rate adopted. The recognised asset retirement obligations liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combinations
Accounting for the acquisition of a business requires the allocation of the difference between the purchase price and the book value to various assets and liabilities of the acquired business. For most assets and liabilities, the allocation of such difference is accomplished by recording the asset or liability at its estimated fair value. Any positive residual difference is recognised as “Goodwill”. Negative residual differences are charged against profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. Environmental costs are made when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.
Although management, considering the actions already taken, the insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect upon Eni’s consolidated results of operations and financial position as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules, like the Decree No. 367 of the Ministry of Environment, published on 8 January 2004, that introduces new quality standards for aquatic environment and dangerous substances and those that may derive from the legislative decree that the Italian Government will have to enact in order to implement Directive 2000/60/EC creating a framework for joint European action in the area of water; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Contingencies
In addition to accruing the estimated costs for asset retirement obligation and environmental liabilities, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to employee benefits, litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgements.

Recent accounting principles

With the regulations No. 1910/2005, 2106/2005 and 108/2006 issued between November 2005 and January 2006 the European Commission approved some modifications and integrations to the international accounting standards.
In particular the main modifications/integrations concern the following standards:

IAS 19 “EMPLOYEE BENEFITS”
Amendments to IAS 19 essentially concern the approval of the option related to the recognition in the period when they incur of the total amount of actuarial gains and losses with a corresponding entry to a specific reserve in shareholders’ equity.

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IAS 39 “FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT”
In relation to cash flow hedge operations on exchange rate risk, IAS 39 has been integrated with the aim of qualifying as hedging instruments the intercompany transactions expected and with an high probability, on condition that: (i) these transactions are denominated in a functional currency other than the currency of the entity that carries out the operation; (ii) the exposure to the exchange rate risk determines some effects in consolidated profit and loss account.
Amendments to IAS 39 also concerned the recognition and measurement of financial guarantees. In particular, financial guarantees are recorded when they are issued, as liability valued at the market value and, then, in relation to the execution risk, at the greater between: (i) the best estimate of the charge to be sustained to fulfill the obligation; (ii) the initial amount reduced of premiums collected.

IFRS 7 “FINANCIAL INSTRUMENTS: DISCLOSURES” AND IAS 1, PRESENTATION OF FINANCIAL STATEMENTS
IFRS 7 establishes the disclosures to be given about financial instruments and the about the exposure and management of financial risks. The requirements of IFRS 7 include some disclosures currently contained in IAS 32 “Financial instruments: exposures and additional disclosures”.
Also by the amendment of IAS 1, it is requested to give disclosure of objectives, policies and processes for managing capital.

IFRIC 4 “DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE”
Requirements of IFRIC 4 provide guidance for determining whether arrangements that do not take the legal form of a lease but which convey rights to use assets in return for a payment or series of payments.
In particular, for determining whether an arrangement is, or contains a lease, an entity should consider the purposes of the operation and verify if the arrangement: (i) provides, explicitly or implicitly, the use of an asset (or a group of assets) and the fulfillment of the arrangement depends upon such specific assets; (ii) transfers the right to use such assets.

IFRIC 5 “RIGHTS TO INTERESTS ARISING FROM DECOMMISSIONING, RESTORATION AND ENVIRONMENTAL FUNDS”
Requirements of IFRIC 5 provide guidance for determining the recognition and measurement for the contribution to decommissioning, restoration and environmental rehabilitation funds that have the following features: (i) the assets are held or administered by a separate legal entity; (ii) contributor’s right to access the assets of the fund is restricted.
The contributor recognizes its obligation to pay decommissioning costs as a liability and its interest in the fund separately. In the case that the interest means a control, a joint control or a significant influence over the fund, the contributor must recognize the interest in the fund as an investment in a subsidiary, associate, or a jointly controlled.

Modifications and integrations to international accounting principles will be effective starting from 1 January 2006 and from 31 January 2007 for IFRS 7.
Eni presently is analyzing the statements and, at the moment, cannot determine if their adoption will have a significant effect on Eni’s consolidated financial position or operating results.

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Notes to the consolidated financial statements

Current activities

1 Cash and cash equivalent
Cash and cash equivalent of euro 1,333 million (euro 1,003 million at 31 December 2004) include financing receivables due within 90 days for euro 122 million (euro 167 million at 31 December 2004) and include deposits with financial institutions with a notice greater than 48 hours and securities available for sale with a maturity date within 90 days.

2 Other financial assets for trading or available for sale
Other financial assets for trading or available for sale of euro 1,368 million (euro 1,266 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Listed Italian treasury bonds	980	1,088
Listed securities issued by Italian and foreign merchant banks	255	243
Not quoted securities	31	37
	1,266	1,368

Securities of euro 1,368 million (euro 1,266 million at 31 December 2004) are available for sale. At 31 December 2004 and 31 December 2005 Eni did not own financial assets held for trading.
Valuation at fair value determined an increase for securities of euro 8 million recorded with a corresponding entry to the shareholders’ equity (euro 6 million) and deferred tax liabilities (euro 2 million). At 1 January 2005 the first application of IAS 32 and 39 determined an increase of euro 19 million with a corresponding entry to the shareholders’ equity (euro 13 million) and to deferred tax liabilities (euro 6 million).
Securities for euro 465 million (euro 474 million at 31 December 2004) are made for operating purposes and concern coverage securities of technical reserves of Padana Assicurazioni SpA for euro 453 million (euro 474 million at 31 December 2004).

3 Trade and other receivables
Trade and other receivables of euro 17,902 million (euro 13,734 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Trade receivables	10,525	14,101
Financing receivables	521	492
Other receivables	2,688	3,309
	13,734	17,902

Receivables are recorded net of the allowance for doubtful accounts of euro 891 million (euro 755 million at 31 December 2004):

(million euro)	Value at 31.12.2004	Additions	Deductions	Other changes	Value at 31.12.2005

Trade receivables	570	119	(22)	(24)	643
Other receivables	185	123	(10)	(50)	248
	755	242	(32)	(74)	891

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Trade receivables of euro 14,101 increased by euro 3,576 million. This increase relates primarily to the Gas & Power segment (euro 1,671 million), Refining & Marketing (euro 1,010 million) and Exploration & Production (euro 806 million) and concern exchange rate differences due to the translation of financial statements prepared in currencies other than euro for euro 216 million. Trade receivables concern advances paid as a guarantee of contract work in progress for euro 101 million (euro 95 million at 31 December 2004).
Financing receivables of euro 492 million (euro 521 million) concern receivables made for operating purposes for euro 480 million (euro 510 million at 31 December 2004) and concessions, primarily, to consolidated subsidiaries, joint ventures and affiliates.
“Other” receivables of euro 3,309 million (euro 2,688 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Accounts receivable from:
- joint venture operators in exploration and production	784	1,123
- insurance companies	322	539
- Italian governmental entities	216	228
	1,322	1,890
Receivables relating to factoring activities	347	324
Prepayments for services	204	259
Other receivables	815	836
	2,688	3,309

Receivables relating to factoring activities for euro 324 million (euro 347 million at 31 December 2004) relate to Serfactoring SpA and concern essentially advances for factoring activities with recourse and receivables for factoring activities without recourse.
Receivables with related parties are described in note 32.

4 Inventories
Inventories of euro 3,563 million (euro 2,847 million at 31 December 2004) consist of the following:

31.12.2004	31.12.2005

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	303	199		394	896	210	217		645	1,072
Products being processed and semi finished products	37	19		2	58	59	18		1	78
Work in progress long-term contracts			399		399			418		418
Finished products and goods	891	482		37	1,410	1,222	572		20	1,814
Advances			84		84			181		181
	1,231	700	483	433	2,847	1,491	807	599	666	3,563

Inventories are net of the valuation allowance of euro 93 million (euro 129 million at 31 December 2004):

(million euro)	Value at 31.12.2004	Additions	Deductions	Other changes	Value at 31.12.2005

129	19	(82)	27	93

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Work in progress long-term contracts of euro 418 million (euro 399 million at 31 December 2004) are net of the payments received in advance of euro 5,180 million (euro 5,156 million at 31 December 2004).
At 1 January 2005, date of the first application of IAS 32 and 39, inventories for work in progress long-term contracts were restated by excluding from the valuation the effects related to derivatives that do not meet the conditions required to qualify as hedging instruments. The exclusion of the effects related to derivatives determined a decrease for work in progress long-term contracts of euro 38 million with a corresponding entry to the shareholders’ equity (euro 24 million) and to deferred tax assets (euro 14 million).

5 Income tax receivables
Income tax receivables of euro 697 million (euro 674 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Italian tax authorities	466	422
Foreign tax authorities	208	275
	674	697

Income tax receivables of euro 697 million (euro 674 million at 31 December 2004) concern value added tax credits for euro 406 million (euro 459 million at 31 December 2004) and excise taxes customs duties natural gas and customs expenses for euro 60 million (euro 29 million at 31 December 2004).

6 Other assets
Other assets of euro 369 million (euro 588 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Fair value of non-hedging derivatives		117
Fair value of cash flow hedge derivatives		32
Other assets	588	220
	588	369

At 1 January 2005 the first application of IAS 32 and 39 determined the accounting at the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments for an amount, net of differentials on derivative contracts (Italian GAAP), of euro 76 million with a corresponding entry to the shareholders’ equity (euro 32 million) and to deferred tax liabilities (euro 44 million).
Fair value of non hedging derivative contracts of euro 117 million consist of the following:

(million euro)	Fair value	Commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	58	1,277
Currency Swap	15	2,378
Outright		9
Options		17
	73	3,681
Non-hedging derivatives on interest rate
Interest Rate Swap	14	1,281
	14	1,281
Non-hedging derivatives on commodities
Over the counter	21	394
Other	9	11
	30	405
	117	5,367

Contents

Commitments concerning non-hedging derivatives amounted to euro 5,367 million and concern commitments on exchange rate for euro 3,681 million (fair value of euro 73 million), on interest rate for euro 1,281 million (fair value of euro 14 million) and on commodities for euro 405 million (fair value of euro 30 million).
Commitments concerning cash flow hedge derivatives amounted to euro 176 million and concern for euro 171 million hedging derivatives contracts related to the purchase of electricity.
Other assets of euro 220 million (euro 588 million at 31 December 2004) include accrued income and prepaid expenses for anticipated provision of service of euro 49 million (euro 91 million at 31 December 2004), for rentals and fees of euro 16 million (euro 22 million at 31 December 2004) and for premiums due to insurance companies euro 12 million (euro 18 million at 31 December 2004).
At 31 December 2004 other assets include differentials on derivative contracts for euro 316 million, of which euro 242 million relating to financing receivables and liabilities.

Non-current activities

7 Fixed assets
Fixed assets of euro 45,013 million (euro 40,586 million at 31 December 2004) consist of the following:

(million euro)	Net value at the beginning of the year	Investments	Depreciation	Impairment	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedown

31.12.2004
Land	1,185	7		(8)		(987)	197	274	77
Buildings	608	45	(97)	(4)	5	1,021	1,578	3,159	1,581
Plant and machinery	28,246	2,878	(3,349)	(149)	(769)	3,992	30,849	66,312	35,463
Industrial and commercial equipment	517	159	(120)	(1)	(6)	(127)	422	1,622	1,200
Other assets	286	91	(104)	(1)	(7)	64	329	1,149	820
Fixed assets in progress and advances	8,501	3,605		(166)	(305)	(4,424)	7,211	7,762	551
	39,343	6,785	(3,670)	(329)	(1,082)	(461)	40,586	80,278	39,692
31.12.2005
Land	197	5		(4)		175	373	421	48
Buildings	1,578	41	(108)	(8)	12	(62)	1,453	3,152	1,699
Plant and machinery	30,849	2,443	(4,240)	(192)	1,827	5,881	36,568	77,806	41,238
Industrial and commercial equipment	422	113	(126)		10	(47)	372	1,623	1,251
Other assets	329	65	(102)		12	14	318	1,182	864
Fixed assets in progress and advances	7,211	3,891		(60)	590	(5,703)	5,929	6,526	597
	40,586	6,558	(4,576)	(264)	2,451	258	45,013	90,710	45,697

Capital expenditures of euro 6,558 million (euro 6,785 million at 31 December 2004) primarily relate to the Exploration & Production segment (euro 4,269 million), Gas & Power segment (euro 1,079 million), Refining & Marketing segment (euro 642 million) and Oilfield Services Construction and Engineering segment (euro 343 million, of which euro 340 million related to the construction and drilling activity). Capital expenditures include financial expense for euro 159 million essentially relating to the Exploration & Production segment (euro 97 million), Refining & Marketing segment (euro 31 million) and Gas & Power segment (euro 29 million). The interest rate used for the capitalization of finance expense was between 2.2% and 6.1%. Additional information on capital expenditures is included in the “Operating Review” of the “Report of the Directors”.
Depreciation rates used, with the exclusion of tangible assets depreciated on Unit-Of-Production (UOP) basis, are as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

Contents

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro of euro 2,451 million relate to companies whose functional currency is the US dollar (euro 2,300 million).
Impairments of euro 264 million concern primarily mineral assets of the Exploration & Production segment (euro 156 million) and petrochemical assets of Syndial SpA (euro 75 million). The recoverable amount considered in determining the impairment was calculated by discounting the future cash flows using a rate included between 6.5% and 9.8%.
Other changes of euro 258 million include the initial recognition and the reviews to the estimate of dismantling and restoration of sites for euro 576 million essentially related to the Exploration & Production segment (euro 562 million); this increase was partially offset by the change in scope of consolidation of euro 122 million following essentially the sale of Società Azionaria per la Condotta di Acque Potabili SpA (euro 82 million), Acquedotto Vesuviano SpA (euro 20 million) and Acquedotto di Savona SpA (euro 20 million) and the sale of businesses and the elimination of fixed assets of euro 97 million primarily related to the Exploration & Production segment (euro 37 million).
The gross carrying amount of fully depreciated property, plant and equipment that is still in use amount to euro 11,076 million and primarily concern the gasline network of Snam Rete Gas SpA (euro 3,692 million), refineries and oil deposits of Refining & Marketing segment (euro 2,639 million) and petrochemical plants of Polimeri Europa SpA (euro 1,901 million) and Syndial SpA (euro 1,598 million).
Government grants recorded as decrease of property, plant and equipment amount to euro 965 million (euro 910 million at 31 December 2004).
At 31 December 2005 fixed assets have been pledged for euro 475 million primarily as collateral on debt incurred by Eni (euro 482 million at 31 December 2004).
Assets acquired under financial lease amount to euro 134 million and concern for euro 72 million FPSO ships used by the Exploration & Production segment as support of oil production and treatment activities.

Fixed assets by segment

(million euro)	31.12.2004	31.12.2005

Fixed assets, gross:
- Exploration & Production	40,322	49,120
- Gas & Power	20,680	21,517
- Refining & Marketing	8,947	9,420
- Petrochemicals	4,311	4,402
- Oilfield Services Construction and Engineering	3,524	3,878
- Other activities	2,300	2,248
- Corporate and financial companies	194	213
- Elimination of intra-group profits		(88)
	80,278	90,710
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	19,561	24,640
- Gas & Power	7,445	7,757
- Refining & Marketing	5,586	5,864
- Petrochemicals	3,130	3,263
- Oilfield Services Construction and Engineering	1,878	2,031
- Other activities	2,007	2,054
- Corporate and financial companies	85	92
- Elimination of intra-group profits		(4)
	39,692	45,697
Fixed assets, net:
- Exploration & Production	20,761	24,480
- Gas & Power	13,235	13,760
- Refining & Marketing	3,361	3,556
- Petrochemicals	1,181	1,139
- Oilfield Services Construction and Engineering	1,646	1,847
- Other activities	293	194
- Corporate and financial companies	109	121
- Elimination of intra-group profits		(84)
	40,586	45,013

Contents

8 Inventories - compulsory stock
Inventories - compulsory stocks of euro 2,194 million (euro 1,386 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Crude oil and petroleum products	1,229	2,037
Natural gas	157	157
	1,386	2,194

Compulsory stocks, are primarily held by Italian companies (euro 1,286 and euro 2,057 million at 31 December 2004 and at 31 December 2005, respectively) and represent certain minimum quantities required by Italian law.

9 Intangible assets
Intangible assets of euro 3,194 million (euro 3,313 million at 31 December 2004) consist of the following:

(million euro)	Net value at the beginning of the year	Investments	Amortization	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedown

31.12.2004
Intangible assets with a definite life
Costs for research and development	167	549	(634)	25	107	843	736
Industrial patent rights and intellectual property rights	162	60	(137)	89	174	977	803
Concessions, licenses, trademarks and similar items	934	10	(106)	(22)	816	2,154	1,338
Intangible assets in progress and advances	133	71		(145)	59	64	5
Other intangible assets	203	11	(54)	64	224	549	325
	1,599	701	(931)	11	1,380	4,587	3,207
Intangible assets with a indefinite life
Goodwill	1,982	13		(62)	1,933
	3,581	714	(931)	(51)	3,313
31.12.2005
Intangible assets with a definite life
Costs for research and development	107	699	(683)	41	164	1,059	895
Industrial patent rights and intellectual property rights	174	37	(122)	48	137	1,056	919
Concessions, licenses, trademarks and similar items	816	31	(101)		746	2,205	1,459
Intangible assets in progress and advances	59	74		(57)	76	81	5
Other intangible assets	224	13	(30)	(50)	157	470	313
	1,380	854	(936)	(18)	1,280	4,871	3,591
Intangible assets with a indefinite life
Goodwill	1,933	2		(21)	1,914
	3,313	856	(936)	(39)	3,194

Costs for research and development for euro 164 million mainly concern the purchase of mineral rights (euro 157 million). This item also includes exploration expenditures amortized in the year for euro 565 million (euro 491 million in the year 2004).
Concessions, licenses, trademarks and similar items for euro 746 million primarily concern the transmission rights for natural gas imported from Algeria (euro 618 million) and concessions for mineral exploration (euro 67 million).
Other intangible assets with a definite life of euro 157 million include royalties for the use of licenses by Polimeri Europa SpA (euro 86 million) and the estimated expenditures for social projects to be incurred following contractual commitments with the Basilicata Region related to mineral development programs in Val d’Agri (euro 32 million).

Contents

Depreciation rates used are as follows:

(%)
Costs for research and development	10	-	33
Industrial patent rights and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	7	-	33
Other intangible assets	4	-	25

The gross carrying amount of fully depreciated intangible assets that is still in use amount to euro 10,340 million and primarily concern costs for mineral research of Exploration & Production segment (euro 9,748 million).
Goodwill for euro 1,914 million concerns primarily the Oilfield Services Construction and Engineering segment (euro 823 million, of which euro 805 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Gas & Power segment (euro 817 million, of which euro 803 million relates to the Public Offering for Italgas SpA shares during 2003), the Exploration & Production segment (euro 220 million, of which euro 215 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 51 million).
In order to determine the recoverable amount, goodwill related to the acquisition of Bouygues Offshore SA and Italgas SpA has been allocated to the following cash generating units:

(million euro)	31.12.2005

Bouygues Offshore SA
Offshore constructions	403
Onshore constructions	165
LNG	159
MMO - Maintenance Modification and Operation	78
805
Italgas SpA
Domestic gas market	706
Foreign gas market	97
803

The recoverable amount of cash generating units is determined based on expected cash flow estimated by using the strategic lines of Eni’s 2006-2009 plan and discounted by using a rate included between 5.6% and 7.7%. For the years not included in the strategic lines plan, has been used an incremental rate included between 0% and 2%. Key assumptions are based on past experience and take into account the current level of interest rate.
Other changes of euro 39 million primarily relate to the sale of Società Azionaria per la Condotta di Acque Potabili SpA (euro 18 million) and Acquedotto Vesuviano SpA (euro 3 million).

Contents

10 Investments

Investments accounted for using the equity method
Investments accounted for using the equity method of euro 3,890 million (euro 3,156 million at 31 December 2004) consist of the following:

(million euro)	Value of the beginning of the year	Acquisitions and subscriptions	Gain from the valuation of investments accounted for using the equity method	Loss from the valuation of investments accounted for using the equity method	Deduction for dividends	Exchange rate differences	Other changes	Value of the end of the year

31.12.2004
Investments in unconsolidated subsidiaries	106	11	6	(6)		(4)	(4)	109
Investments in joint ventures	1,851	119	215	(6)	(276)	(47)	90	1,946
Investments in affiliates	947	119	180	(57)	(71)	(19)	2	1,101
	2,904	249	401	(69)	(347)	(70)	88	3,156
31.12.2005
Investments in unconsolidated subsidiaries	109	30	6	(2)	(3)	10	(4)	146
Investments in joint ventures	1,946	12	375	(27)	(202)	98	120	2,322
Investments in affiliates	1,101	6	389	(4)	(96)	34	(8)	1,422
	3,156	48	770	(33)	(301)	142	108	3,890

Acquisitions and subscriptions for euro 48 million concerned mainly the subscriptions of capital increase of Servizi Porto Marghera Scrl (euro 17 million), Enirepsa Gas Ltd (euro 12 million) and Lasmo Petroleum Development BV (euro 10 million) and the acquisition of Acam Clienti SpA by Eni SpA (euro 6 million).
Gains from the valuation of investments using the equity method of euro 770 million primarily relate to Galp Energia SGPS SA (euro 280 million), Trans Austria Gasleitung GmbH (euro 54 million), Lipardiz Construçao de Estruturas Maritimas Lda (euro 46 million), Unión Fenosa Gas SA (euro 44 million) and Blue Stream Pipeline Co BV (euro 30 million).
Losses from the valuation of investments using the equity method of euro 33 million primarily relate to Geopromtrans Llc (euro 11 million) and Enirepsa Gas Ltd (euro 11 million).
Deduction following the distribution of dividends of euro 301 million primarily relates to Galp Energia SGPS SA (euro 56 million), Trans Europa Naturgas Pipeline GmbH (euro 29 million) and Trans Austria Gasleitung GmbH (euro 28 million) and Supermetanol CA (euro 28 million).

Contents

The net carrying value of euro 3,890 million (euro 3,156 million at 31 December 2004) consists of the following companies:

(million euro)	31.12.2004	31.12.2005

Net value	Eni’s interest	Net value	Eni’s interest

Unconsolidated subsidiaries:
- Eni Btc Ltd	48	100.00	55	100.00
- Others (*)	61		91
	109		146
Joint ventures:
- Unión Fenosa Gas SA	404	50.00	459	50.00
- Blue Stream Pipeline Co BV	116	50.00	280	50.00
- Raffineria di Milazzo ScpA	168	50.00	172	50.00
- EnBW - Eni Verwaltungsgesellschaft mbH	150	50.00	168	50.00
- Azienda Energia e Servizi Torino SpA	171	49.00	165	49.00
- Eteria Parohis Aeriou Thessalonikis AE	151	49.00	152	49.00
- Super Octanos CA	82	49.00	113	49.00
- Trans Austria Gasleitung GmbH	60	89.00	88	89.00
- Supermetanol CA	59	34.51	88	35.20
- Unimar Llc	97	50.00	84	50.00
- FPSO Mystras - Produção de Petroleo Lda	75	50.00	73	50.00
- Lipardiz Construção de Estruturas Maritimas Lda	20	50.00	66	50.00
- Transmediterranean Pipeline Co Ltd	57	50.00	63	50.00
- Siciliana Gas SpA	52	50.00	60	50.00
- Toscana Gas SpA	56	46.10	55	46.10
- Eteria Parohis Aeriou Thessalias EA	41	49.00	39	49.00
- Transitgas AG	32	46.00	32	46.00
- CMS&A Wll	15	20.00	31	20.00
- Others (*)	140		134
	1,946		2,322
Affiliates:
- Galp Energia SGPS SA	670	33.34	896	33.34
- United Gas Derivatives Co (UGDG)	97	33.33	128	33.33
- Fertilizantes Nitrogenados de Oriente CEC	75	20.00	92	20.00
- Haldor Topsøe AS	39	50.00	62	50.00
- Acam Gas SpA	44	49.00	45	49.00
- Distribuidora de Gas del Centro SA	37	31.35	41	31.35
- Termica Milazzo Srl	27	40.00	21	40.00
- Others (*)	112		137
	1,101		1,422
	3,156		3,890

(*)	Each individual amount included herein does not exceed euro 25 million.

The net value of investments in unconsolidated subsidiaries and affiliates include the differences between purchase price and Eni’s equity in the investments of euro 553 million. Such differences relate to Unión Fenosa Gas SA (euro 195 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 180 million), Galp Energia SGPS SA (euro 107 million) and Azienda Energia e Servizi Torino SpA (euro 71 million).
Provisions for losses related to investments of euro 21 million (euro 30 million at 31 December 2004), included in the provisions for contingencies, relate essentially to Geopromtrans Llc (euro 19 million).

Contents

Other investments
Other investments of euro 421 million (euro 529 million at 31 December 2004) consist of the following:

(million euro)	Net value at the beginning of the year	Acquisitions and subscriptions	Sales	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Accumulated impairment charges

31.12.2004
Unconsolidated subsidiaries	79				(1)	78	86	8
Affiliates	106	2			(1)	107	117	10
Other investments	316	65	(18)	(20)	1	344	398	54
	501	67	(18)	(20)	(1)	529	601	72
31.12.2005
Unconsolidated subsidiaries	78	1			(38)	41	68	27
Affiliates	107		(100)		2	9	9
Other investments	344	23	(30)	41	(7)	371	375	4
	529	24	(130)	41	(43)	421	452	31

Other investments related to unconsolidated subsidiaries and affiliates are valued at cost adjusted for impairment. Investments in other companies are essentially valued at cost adjusted for impairment, because the fair value cannot be reliably determined.
Acquisitions and subscriptions for euro 24 million essentially concern the subscriptions of capital increase of Darwin LNG Pty Ltd (euro 22 million).
Sales of euro 130 million essentially relate to the sale of Erg Raffinerie Mediterranee SpA (euro 100 million) and Discovery Producer Services Llc (euro 20 million).
The net carrying amount of Other investments of euro 421 million (euro 529 million at 31 December 2004) concern the following companies:

(million euro)	31.12.2004	31.12.2005

Net value	Eni’s interest	Net value	Eni’s interest

Unconsolidated subsidiaries (*)	78		41
Affiliates:
- Erg Raffinerie Mediterranee SpA	100	28.00
- Others (*)	7		9
	107		9
Other investments:
- Darwin LNG Pty Ltd	89	12.04	126	12.04
- Nigeria LNG Ltd	86	10.40	100	10.40
- Ceska Rafinerska AS	30	16.33	35	16.33
- Discovery Producer Services Llc	19	16.67
- Interconnector (UK) Ltd	23	4.62	27	5.00
- Others (*)	97		83
	344		371
	529		421

(*)	Each individual amount included herein does not exceed euro 25 million.

Contents

The provisions for losses related to investments of euro 64 million (euro 61 million at 31 December 2004), included in the provisions for contingencies, concern the following companies:

(million euro)	31.12.2004	31.12.2005

Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	39	35
Caspian Pipeline Consortium R - Closed Joint Stock Co	16	21
Other investments	6	8
	61	64

The following are the amounts, according to Eni’s interest, from the last available financial statements of unconsolidated subsidiaries, joint ventures and affiliates:

(million euro)	31.12.2004	31.12.2005

Unconsolidated subsidiaries	Joint ventures	Affiliates	Unconsolidated subsidiaries	Joint ventures	Affiliates

Total assets	1,341	6,699	3,603	1,404	7,423	2,763
Total liabilities	1,227	4,755	2,530	1,263	5,161	1,295
Net sales from operations	63	4,361	4,250	63	4,617	1,560
Operating profit	(4)	318	115	(1)	609	176
Net profit	(1)	172	38	(2)	328	371
Total assets and total liabilities relating to unconsolidated companies of euro 1,404 and euro 1,263 million (euro 1,341 and euro 1,227 million at 31 December 2004) concern for euro 1,004 and euro 1,004 (euro 935 and euro 935 million at 31 December 2004) companies for which the consolidation does not produce significant effects.

11 Other financial assets
Other financial receivables of euro 1,050 million (euro 936 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Financial receivables	913	1,001
Securities	23	49
	936	1,050

Financial receivables are presented net of an impairment charge of euro 25 million (euro 21 million at 31 December 2004).
Financial receivables of euro 1,001 million (euro 913 million at 31 December 2004) concern receivables made for operating purposes for euro 754 million (euro 673 million at 31 December 2004) and non-operating financial receivables for euro 247 million (euro 240 million at 31 December 2004), of which euro 241 million related to a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 234 million at 31 December 2004). Financial receivables made for operating purposes primarily concern the Gas & Power segment (euro 499 million) and the Exploration & Production segment (euro 170 million). The increase in financial receivables made for operating purposes of euro 81 million primarily concern the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 96 million).
Receivables in currency other than euro amount to euro 845 million (euro 712 million at 31 December 2004).
Receivables due beyond 5 years amount to euro 625 million (euro 402 million at 31 December 2004).
Securities of euro 49 million are considered held-to-maturity investments and concern securities issued by the Italian Government for euro 22 million and securities issued by Italian and foreign financial entities for euro 27 million.
At 1 January 2005, date of the first application of IAS 32 and 39, securities for euro 50 million have been reclassified as held-to-maturity.
Securities for euro 21 million concern securities made for operating purposes (euro 22 million at 31 December 2004).
The valuation at the fair value of other financial assets do not produce any significant effect.

Contents

12 Deferred tax assets
Deferred tax assets of euro 1,861 million (euro 1,827 million at 31 December 2004) are net of deferred tax liabilities for which Eni possesses the legal right of offset of euro 3,347 million (euro 2,346 million at 31 December 2004).

(million euro)	Value at 31.12.2004	Additions	Deductions	Exchange rate differences	Other changes	Value at 31.12.2005

1,827	1,778	(927)	158	(975)	1,861

Other changes of euro 975 million primarily concern the set-off, for each company, of deferred tax assets with deferred tax liabilities (euro 1,035 million). Such decrease has been partially offset by provisions to the reserves of the shareholders’ equity following the first application of IAS 32 and 39 (euro 60 million).
Deferred tax assets are described in Note 21.

13 Other non-current assets
Other non-current assets of euro 995 million (euro 1,008 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Accounts receivable from:
- Italian tax authorities
. income tax credits	506	508
. interest on tax credits	294	309
. value added tax (VAT)	55	37
. other	8	7
	863	861
- foreign tax authorities	49	44
	912	905
Other receivables	32	79
Other non-current assets	64	11
	1,008	995

Current liabilities

14 Current financial liabilities
Current financial liabilities of euro 4,612 million (euro 4,150 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Banks	2,189	3,894
Financial liabilities represented by commercial papers	1,540	60
Other financing institutions	421	658
	4,150	4,612

The increase of current financial liabilities of euro 462 million is primarily due to the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 595 million). Such increase has been partially offset by the balance of payments and new proceeds of liabilities (euro 144 million).

Contents

Short-term debt by currency is as follows:

(million euro)	31.12.2004	31.12.2005

Euro	2,393	4,029
US Dollar	1,329	323
British Pound	253	4
Other currencies	175	256
	4,150	4,612

The weighted average interest rate of Eni’s short-term debt was 2.5% and 2.8% for the years ended 31 December 2004 and 2005, respectively.
On 31 December 2005 Eni maintained committed and uncommitted unused lines of credit for euro 5,855 and euro 4,783 million, respectively (euro 5,304 million and euro 7,771 million, respectively, at 31 December 2004). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

15 Trade and other payables
Trade and other payables of euro 13,095 million (euro 10,533 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Trade payables	5,837	8,170
Advances	1,211	1,184
Other payables	3,485	3,741
	10,533	13,095

Trade payables of euro 8,170 million increase of euro 2,333 million. Such increase primarily concerns the Gas & Power segment (euro 969 million), Refining & Marketing segment (euro 577 million) and Exploration & Production segment (euro 334 million) and includes the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 137 million).
Advances of euro 1,184 million (euro 1,211 million at 31 December 2004) concern payments received in excess of the value of the work in progress performed for euro 550 million (euro 554 million at 31 December 2004), advances on contract work in progress for euro 309 million (euro 47 million at 31 December 2004) and other advances for euro 325 million (euro 610 million 31 December 2004). Advances on contract work in progress of euro 859 million (euro 601 million at 31 December 2004) concern the Oilfield Services Construction and Engineering segment.
Other payables of euro 3,741 million (euro 3,485 million at 31 December 2004) include the following:

(million euro)	31.12.2004	31.12.2005

Payables due to:
- joint venture operators in exploration and production	655	1,264
- suppliers in relation to investments	996	951
- employees	264	314
- Italian governmental entities	240	313
- social security entities	232	229
	2,387	3,071
Cautionary deposit	20	6
Other payables	1,078	664
	3,485	3,741

Payables with related parties are described in Note 32.

Contents

16 Taxes payable
Taxes payable of euro 3,430 million (euro 2,498 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Income taxes payable	1,200	1,742
Customs and excise duties	793	896
Other	505	792
	2,498	3,430

Taxes payable of euro 1,742 million increase by euro 542 million. The increase concern foreign companies for euro 622 million primarily following the increase of profit before income taxes and the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 73 million); such increase was partially offset by the decrease of the income taxes of Italian companies (euro 80 million).

17 Other current liabilities
Other current liabilities of euro 613 million (euro 505 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Fair value of non-hedging derivatives		378
Fair value of cash flow hedge derivatives		5
Other liabilities	505	230
	505	613

At 1 January 2005, the first application of IAS 32 and 39, determined the accounting at the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments for an amount, net of differentials on derivative contracts, of euro 82 million with a corresponding entry to the shareholders’ equity (euro 36 million) and to deferred tax assets (euro 46 million).
Fair value of non hedging derivative contracts of euro 378 million consist of the following:

(million euro)	Fair value	Commitments

Non-hedging derivatives on exchange rate
Currency Swap	139	6,370
Interest Currency Swap	73	2,316
Other	2	57
	214	8,743
Non-hedging derivatives on interest rate
Interest Rate Swap	101	5,145
	101	5,145
Non-hedging derivatives on commodities
Options	23	17
Over the counter	21	323
Future	5	67
Other	14	10
	63	417
	378	14,305

Contents

Commitments concerning cash flow hedge derivatives amounted to euro 42 million and concern commitments on exchange rate.
At 31 December 2004 other liabilities of euro 505 million include differentials on derivative contracts for euro 141 million, of which euro 46 million relating to financing receivables and liabilities.

Non-current liabilities

18 Long-term debt and current portion of long-term debt
Long-term debt and the current portion of long-term debt, including the relevant expiration dates, are as follows:

(million euro)	31 December	Long-term maturity

Type of debt instrument	Maturity range	2004	2005	Current maturity 2006	2007	2008	2009	2010	After	Total

Banks:
- ordinary loans	2006-2017	2,166	2,174	261	493	150	272	248	750	1,913
- interest rate assisted loans	2006-2013	101	45	32	4	3	2	2	2	13
- other financings	2006	9	3	3
Ordinary bonds	2006-2027	5,331	5,339	391	705	471	126	939	2,707	4,948
Other financing institutions	2006-2019	927	825	46	137	37	124	181	300	779
		8,534	8,386	733	1,339	661	524	1,370	3,759	7,653

Long-term debt of euro 8,386 million including the current portion of long-term debt, decreased by euro 148 million. Such decrease is primarily due to the balance of payments and new proceeds of liabilities (euro 376 million) and to the effect of exchange rate differences on the alignment to the year-end exchange rate of debts denominated in currencies other than functional currency (euro 309 million) and, as increase, to the effect of exchange rate differences on the translation of financial statements prepared in currencies other than euro (euro 478 million).
Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s consolidated financial statements or of a rating not inferior to A - (S&P) and A3 (Moodys). At 31 December 2004 and 2005, the amount of short and long-term debt subject to restrictive covenants was euro 1,104 million and euro 1,258 million, respectively. Furthermore, Saipem SpA entered into financing arrangements with banks for euro 275 million (euro 300 million), that require maintenance of certain financial ratios generally based on Saipem’s consolidated financial statements. Eni and Saipem are in compliance with the covenants contained in its financing arrangements.
Bonds of euro 5,339 million concern bonds issued within the Medium Term Notes Program for a total of euro 4,365 million and other bonds for a total of euro 974 million.

Contents

Bonds, including the issuing entity, the expiration dates and the interest rates, by currency, are as follows:

Amount	Discount on bond issue and accrued expense	Total	Value	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	41	1,541	Euro		2013		4.625
- Eni Coordination Center SA	876	(2)	874	British pound	2007	2019	4.875	5.250
- Eni Coordination Center SA	516	5	521	Euro	2007	2015	variable
- Eni SpA	500	16	516	Euro		2010		6.125
- Eni Coordination Center SA	274	5	279	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	216	3	219	US dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	161	4	165	US dollar	2006	2007	variable
- Eni Coordination Center SA	152		152	Japanese yen	2008	2021	0.810	2.320
- Eni Coordination Center SA	83	1	84	Swiss franc	2006	2010	1.750	2.043
- Eni Coordination Center SA	14		14	Swiss franc		2007	variable
	4,292	73	4,365
Other bonds:
- Eni USA Inc	339	2	341	US dollar		2027		7.300
- Eni USA Inc	254	1	255	US dollar		2006		7.500
- Eni Lasmo Plc (*)	219	(11)	208	British pound		2009		10.375
- Eni USA Inc	170		170	US dollar		2007		6.750
	982	(8)	974
	5,274	65	5,339

(*)	The bond is guaranteed by a fixed deposit recorded under non-current financial assets (euro 241 million).

Bonds due within 18 months amount to euro 435 million and concern Eni USA Inc (euro 255 million) and Eni Coordination Center SA (euro 180 million). During the 2005 Eni issued bonds for euro 441 million through Eni Coordination Center SA.
Long-term debt and the current portion of long-term debt, including the weighted average interest rates, by currency, is as follows:

31.12.2004 (million euro)	Average rate	31.12.2005 (million euro)	Average rate

Euro	5,704	3.3	5,344	3.6
US dollar	1,476	6.4	1,709	7.0
British pound	1,082	6.1	1,082	5.3
Japanese yen	96	1.4	153	1.4
Swiss franc	146	1.1	98	2.6
Other currencies	30	8.7
	8,534		8,386

On 31 December 2005 Eni maintained committed unused lines of credit for euro 1,070 million (euro 710 million at 31 December 2004). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.
Financial liabilities for euro 251 million are guaranteed by mortgages and liens on fixed assets of consolidated companies and by pledges on securities and fixed deposits (euro 274 million at 31 December 2004).

Contents

Fair value of long-term debt, including the current portion of long-term debt, amounts to euro 8,732 million (euro 8,748 million at 31 December 2004) and consists of the following:

(million euro)	31.12.2004	31.12.2005

Banks	2,276	2,222
Ordinary bonds	5,509	5,633
Other financing institutions	963	877
	8,748	8,732

Fair value was calculated by discounting the future cash flows using rates between 2.8% and 5% (2.4% and 5.2% at 31 December 2004).
Net borrowings, as defined in the “Financial Review” in the “Report of the Directors”, consist of the following:

(million euro)	31.12.2004	31.12.2005

Current	Non-current	Total	Current	Non-current	Total

Short-term financial liabilities	4,150		4,150	4,612		4,612
Long-term financial liabilities	927	7,607	8,534	733	7,653	8,386
Cash and cash equivalent	(1,003)		(1,003)	(1,333)		(1,333)
Non-operating securities	(792)	(1)	(793)	(903)	(28)	(931)
Non-operating financial receivables	(11)	(240)	(251)	(12)	(247)	(259)
Other	(194)		(194)
	3,077	7,366	10,443	3,097	7,378	10,475

19 Provisions for contingencies
Provisions for contingencies of euro 7,679 million (euro 5,736 million at 31 December 2004) consist of the following:

(million euro)	Value at 31.12.2004	Additions	Deductions	Other changes	Value at 31.12.2005

Provisions for site restoration and abandonment	1,967	694	(108)	95	2,648
Provisions for environmental risks	1,649	522	(157)	89	2,103
Loss adjustments and actuarial provisions for Eni’s insurance companies	573	100	(18)	52	707
Provisions for contract penalties and disputes	208	359	(36)	3	534
Provisions for revision of selling prices		321			321
Provisions for taxes	235	87	(38)	25	309
Provisions for restructuring or decommissioning of production facilities	214	94	(113)		195
Provisions for OIL insurance	91	36			127
Provisions for losses related to investments	91	24	(3)	(27)	85
Provisions for onerous contracts		71	(6)	15	80
Provisions for prize promotion	63	52	(57)	(6)	52
Other (*)	645	264	(173)	(218)	518
	5,736	2,624	(709)	28	7,679

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

Provisions for site restoration and abandonment of euro 2,648 million represent primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,613 million). The provisions of the year of euro 694 million include the initial recognition and the reviews to the estimate of dismantling and restoration of sites recognised as a balancing entry to the asset to which they refers (euro 592 million) and financial expense due to the passage of time charged to the profit and loss account (euro 102 million); the discount rate used is included between 3% and 5.4%. Other changes of euro 95 million include exchange rate differences on the translation of financial statements prepared in currencies other than euro (euro 109 million).
Provisions for environmental risks of euro 2,103 million represent, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,445 million), the Refining & Marketing segment (euro 405 million), the Corporate and financial companies aggregate, relating to guarantees issued in relation to properties sold (euro 122 million) and the Gas & Power segment (euro 61 million). Provisions of the year of euro 522 million primarily concern the Refining & Marketing segment (euro 282 million), Syndial SpA (euro 170 million) and the Corporate and financial companies aggregate (euro 50 million).
Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 707 million represent the liabilities accrued for claims on insurance policies underwritten by Eni’s captive insurance company. Deductions of euro 18 million concern deductions not corresponding to cash expenditures as regards to the reported accidents.
Provisions for contract penalties and disputes of euro 534 million are based on Eni’s best estimate of the expected probable liability. Provisions of the year for euro 359 million primarily concern the fine imposed on 15 February 2006 by the Antitrust Authority to Eni (euro 290 million). Deductions of euro 36 million concern deductions not corresponding to cash expenditures for euro 23 million.
Provisions for the revision of selling prices of euro 321 million primarily concern the provision for the estimated adverse impact of the application the Decision 248/2004 by the Italian Authority for Gas and Electricity from 1 January 2005 affecting the parameters for the upgrading of the raw material component in price formulas for end users (euro 225 million).
Provisions for taxes of euro 309 million primarily include charges for unsettled tax claims to uncertain application of the tax regulation for foreign companies of the Exploration & Production segment (euro 268 million). Deductions of euro 38 million concern deductions not corresponding to cash expenditures for euro 30 million.
Provisions for restructuring or decommissioning of production facilities of euro 195 million mainly represent the estimated costs related to divestments and facilities closures of the Refining & Marketing segment (euro 156 million). Deductions of euro 113 million concern deductions not corresponding to cash expenditures for euro 28 million.
Provisions for OIL insurance of euro 127 million include the provisions related to the increase of charges that will be paid in the next 5 years period, due by Eni for the participation in the mutual insurance of Oil Insurance Ltd, following to the greater number of accidents occurred in 2004 and 2005.
Provisions for losses on investments of euro 85 million represent losses incurred to date in excess of the carrying value of investments (see Note 10).
Provisions for onerous contracts of euro 80 million concern Syndial SpA and relate to contracts for which the termination or execution costs exceed the benefits arising from that contract.
Provisions for prize promotion of euro 52 million include the provisions of the Refining & Marketing segment in relation to promotions directed towards the attainment of an increase on sales volumes on the Agip branded network and intended for station operators, for truckers and motorists that perform the fuel fill-up at the “Isole Fai da Te”.
Deductions of other provisions of euro 173 million include deductions not corresponding to cash expenditures for euro 53 million, of which euro 27 million concern provisions for long-term construction contracts.
Other changes of euro 28 million include exchange differences due to the translation of financial statements prepared in currencies other than euro of euro 159 million; such increase has been partially offset by reclassifications essentially to Social Projects and financial receivables (euro 140 million).

20 Provisions for employee benefits
Provisions for employee benefits of Eni Group concern indemnities upon termination of employment, pension plans with benefits measured in consideration of the employee’s year compensation preceding the retirement and other benefits.

Contents

Provisions for indemnities upon termination of employment essentially concern the provisions for employee termination indemnities (“TFR”), regulated by article 2120 of the Italian Civil Code. The indemnity is paid out as capital and is determined by the total of the provisions set aside, calculated in consideration of the employee’s compensation during the service period, and revalued until the retirement. Provisions to TFR, considered for the determination of liabilities and costs, are net of the amounts paid to pension funds.
Pension funds concern defined benefit plans of foreign companies located, primarily, in United Kingdom, Nigeria and Germany. Benefits consist of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding the retirement.
Other benefits essentially concern the Supplementary medical reserve for Eni managers (FISDE) and jubilee awards. Liability and costs related to FISDE are calculated on the basis of the contributions paid by the company for the retired managers. Jubilee awards are benefits due following the attainment of a minimum period of service and, regarding to the Italian companies, they consist of a remuneration in kind.
Current value of employee benefits consist of the following:

Foreign pension plans

(million euro)	TFR	Gross liability	Plan assets	Net liability	Other benefits	Total

31.12.2004
Current value of benefit obligation at beginning of year	521	483	(224)	259	130	910
Current cost	54	17		17	3	74
Interest cost	25	25		25	6	56
Expected return on plan assets			(14)	(14)		(14)
Contributions paid		1	(21)	(20)		(20)
Actuarial gains/losses	29	46	(7)	39	8	76
Benefits paid	(52)	(18)	11	(7)	(9)	(68)
Amendments		11		11		11
Exchange rate differences and other changes		11	(2)	9		9
Current value of benefit obligation at end of year	577	576	(257)	319	138	1.034
31.12.2005
Current value of benefit obligation at beginning of year	577	576	(257)	319	138	1.034
Current cost	59	18		18	5	82
Interest cost	25	30		30	6	61
Expected return on plan assets			(16)	(16)		(16)
Contributions paid		1	(46)	(45)		(45)
Actuarial gains/losses	47	66	(24)	42	(6)	83
Benefits paid	(49)	(19)	11	(8)	(10)	(67)
Amendments		3		3		3
Economic effect of curtailment or settlement of the plan	(6)	(5)		(5)		(11)
Exchange rate differences and other changes		87	(27)	60		60
Current value of benefit obligation at end of year	653	757	(359)	398	133	1,184

Gross liability relating foreign pension plans of euro 757 million (euro 576 million at 31 December 2004) includes pension plans with no plan assets for euro 180 million (euro 166 million at 31 December 2004).
Current value of benefit obligation of foreign pension plans includes liabilities of joint ventures operating in exploration and production activities.
Current value of the obligation relating other benefits of euro 133 million (euro 138 million at 31 December 2004) concern primarily FISDE for euro 96 million and jubilee awards for euro 29 million (euro 106 and 26 million at 31 December 2004, respectively).

Contents

Reconciliation of net liabilities for benefits recorded in the balance sheets is as follows:

(million euro)	TFR	Foreign pension plans	Other benefits	Total

31.12.2004
Current value of the benefit obligation	577	319	138	1,034
Actuarial gains/losses not recognised	(18)	(16)	(7)	(41)
Past service cost not recognised		(11)		(11)
Provisions for employee benefits	559	292	131	982
31.12.2005
Current value of the benefit obligation	653	398	133	1,184
Actuarial gains/losses not recognised	(76)	(71)	3	(144)
Past service cost not recognised		(9)		(9)
Provisions for employee benefits	577	318	136	1,031

Fund for employee benefits of foreign pensions plan of euro 318 million (292 million at 31 December 2004) includes liabilities of joint ventures operating in exploration and production activities for euro 95 and euro 130 million at 31 December 2004 and 2005, respectively; a receivable was recorded against such liability.
Fund for other benefits of euro 136 million (euro 131 million at 31 December 2004) concern primarily FISDE for euro 99 million and jubilee awards for euro 29 million (euro 99 million and euro 26 million at 31 December 2004, respectively).
Costs for employee benefits recorded in the profit and loss account consist of the following:

(million euro)	TFR	Foreign pension plans	Other benefits	Total

2004
Current cost	54	17	3	74
Interest cost	25	25	6	56
Expected return rate on plan assets		(14)		(14)
Amortization of past service cost		1		1
Amortization of actuarial gains/losses			1	1
Total cost	79	29	10	118
2005
Current cost	59	18	5	82
Interest cost	25	30	6	61
Expected return rate on plan assets		(16)		(16)
Amortization of past service cost		3	1	4
Amortization of actuarial gains/losses			6	6
Economic effect of curtailment or settlement of the plan	(6)	(4)	(1)	(11)
Total cost	78	31	17	126

Costs for other benefits of euro 17 million (euro 10 million at 31 December 2004) concern FISDE for euro 7 million and jubilee awards for euro 7 million (euro 6 and 3 at 31 December 2004, respectively).

Contents

Principal actuarial assumptions used for the valuation of employee benefits consist of the following:

(%)	TFR	Foreign pension plans	Other benefits

2004
Principal actuarial assumptions
Discount rate	4.5	6.0-7.9	4.0-5.0
Rate of compensation increase	2.7-4.5	3.0-6.8
Expected return rate on plan assets		7.0
Rate of price inflation	2.3	2.0-4.6	2.0-2.3
2005
Principal actuarial assumptions
Discount rate	4.0	4.5-7.3	4.5-4.7
Rate of compensation increase	2.7-4.5	3.0-5.8	3.5
Expected return rate on plan assets		7.2
Rate of price inflation	2.0	2.0-4.9	2.3-2.4

Foreign plan assets consist of the following:

(%)	Plan assets	Expected return

31.12.2005
Securities	50.2	7.4
Bonds	35.0	4.9
Investment property	1.7	8.1
Other	13.1	10.5
Total	100.0

21 Deferred tax liabilities
Deferred tax liabilities of euro 4,890 million (euro 3,948 million at 31 December 2004) are net of deferred tax assets for which Eni possesses the legal right of offset.

(million euro)	Value at 31.12.2004	Additions	Deductions	Exchange rate differences	Other changes	Value at 31.12.2005

3,948	2,136	(484)	331	(1,041)	4,890

Other changes of euro 1,041 million primarily concern the set-off, for each company, of tax assets and deferred tax liabilities (euro 1,035 million). Such change has been partially offset by provisions to the reserves of the shareholders’ equity following the first application of IAS 32 and 39 (euro 50 million) and valuation at fair value of financial instruments (euro 2 million).
Deferred tax liabilities consist of the following:

(million euro)	31.12.2004	31.12.2005

Deferred income taxes	6,002	8,237
Deferred income taxes available to be offset	(2,054)	(3,347)
	3,948	4,890
Deferred income taxes not available to be offset	(1,827)	(1,861)
Net deferred tax liabilities	2,121	3,029

Contents

The most significant temporary differences giving rise to net deferred tax liabilities are as follows:

(million euro)	Value at 31.12.2004	Additions	Deductions	Exchange rate differences	Other changes	Value at 31.12.2005

Deferred tax liabilities:
- accelerated tax depreciation on fixed assets	3,885	1,378	(235)	274	553	5,855
- application of the weighted average cost method in evaluation of inventories	300	351	(2)			649
- site restoration and abandonment (fixed assets)	104	234	(35)	8	38	349
- capitalized interest expense	219	12	(12)		26	245
- other	1,494	161	(200)	49	(365)	1,139
	6,002	2,136	(484)	331	252	8,237
Deferred tax assets:
- assets revaluation as per Law 342/2000 and 448/2001	(1,177)		79		2	(1,038)
- site restoration and abandonment (provisions for contingencies)	(870)	(355)	130	(37)	94	(1,096)
- non deductible amortization	(324)	(401)	178	(77)	(244)	(868)
- accruals for doubtful accounts and provisions for contingencies	(513)	(487)	159		2	(839)
- tax loss carryforwards	(102)	(59)	58	(15)	(42)	(160)
- other	(895)	(476)	323	(29)	(130)	(1,207)
	(3,881)	(1,778)	927	(158)	(318)	(5,208)
Net deferred tax liabilities	2,121	358	443	173	(66)	3,029

Deferred tax assets are recognised to the extent that expected future fiscal profits are considered sufficient for the utilization of these assets.
No deferred tax liabilities have been recognised in relation to the reserves of consolidated subsidiaries because such reserves are not expected to be distributed (euro 269 million).
Under the Italian fiscal laws, tax losses can be carried forward in the five subsequent periods, excepting losses suffered in the first three periods of life of the company that can be carried forward without limit. Tax losses of foreign companies can be carry forward on average for more than five periods and for a considerable part can be carried forward without limit. Tax recover correspond to a tax rate of 33% for Italian companies and to an average tax rate of 30% for foreign companies.
Tax losses amount to euro 1,818 million and can be used in the following periods:

(million euro)	Italian companies	Foreign companies

2006		10
2007		7
2008	11	66
2009	8	43
2010		46
Over 2010		234
Without limit		1,393
	19	1,799

Tax losses for which is expected the utilization amount to euro 547 million and essentially concern foreign companies (euro 536 million); the relevant deferred tax assets amount to euro 160 million, of which euro 158 million concern foreign companies.

Contents

22 Other non-current liabilities
Other non-current liabilities of euro 897 million (euro 427 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Income tax liabilities	23
Other payables	204	767
Other liabilities	200	130
	427	897

Other payables of euro 767 million (euro 204 million at 31 December 2004) concern payables related to capital expenditures for euro 597 million.
Other liabilities at 31 December 2004 of euro 200 million include the fair value of fixed interest rate financial liabilities of Lasmo Plc (now Eni Lasmo Plc) for euro 2 million.

23 Shareholders’ equity

Minority interest
Minority interest in profit and shareholders’ equity relate to the following consolidated subsidiaries:

(million euro)	Net profit	Shareholders’ equity

2004	2005	31.12.2004	31.12.2005

Snam Rete Gas SpA	331	321	2,025	1,158
Saipem SpA	133	115	846	915
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	4	6	78	82
Others	14	17	217	194
	482	459	3,166	2,349

The decrease in the shareholders’ equity of Snam Rete Gas SpA of euro 867 million concern the distribution of an extraordinary dividend of which euro 1,171 million was paid to minority interest.

Eni shareholders’ equity

(million euro)	Value at 31.12.2004	Value at 31.12.2005

Share capital	4,004	4,005
Legal reserve	959	959
Cumulative translation adjustment reserve	(687)	941
Reserve for treasury shares	5,392	5,345
Treasury shares	(3,229)	(4,216)
Other reserves	3,965	5,351
Retained earnings	14,911	17,381
Net profit for the period	7,059	8,788
Interim dividend		(1,686)
	32,374	36,868

Contents

Share capital
At 31 December 2005 Eni SpA had 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (4,004,424,476 shares at 31 December 2004). The increase concerns the issuing under the stock grant plan of 934,400 shares with a nominal value of euro 1 each subscribed by managers following the expiration of the plan issued in 2002 (883,300 shares) and the agreed termination of employment (51,100 shares). On 27 May 2005 Eni’s Shareholders Meeting decided a dividend distribution of euro 0.90 per share, with the exclusion of treasury shares. The cash dividend was made available for payment on 23 June 2005 and the ex-dividend date was 20 June 2005.

Legal reserve
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Civil Code.

Cumulative translation adjustment reserve
The cumulative translation adjustment reserve represents exchange differences due to the translation of financial statements prepared in currencies other than euro.

Reserve for treasury shares
The reserve for treasury shares of euro 5,345 million (euro 5,392 million at 31 December 2004) contains earnings destined to purchase shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The decrease of euro 47 million concern the sale and the grant of treasury shares to the Group managers following the stock option and stock grant plans.

Treasury shares
Treasury shares amount to euro 4,216 million (euro 3,229 million at 31 December 2004) and consist of 278,013,975 ordinary shares nominal value euro 1 owned by Eni SpA (234,394,888 ordinary shares nominal value euro 1 at 31 December 2004). Treasury shares of euro 237 million (euro 286 million at 31 December 2004), are represented by 17,428,300 shares (21,006,600 shares at 31 December 2004) and are destined to 2002-2004 and 2005 stock option plans (14,004,500 shares) and 2003-2005 stock grant plans (3,423,800 shares). The decrease of 3,578,300 shares consist of the following:

(million euro)	Stock option	Stock grant	Total

Number of shares at 31 December 2004	14,574,000	6,432,600	21,006,600
- reclassifications (*)	2,658,400	(2,658,400)
	17,232,400	3,774,200	21,006,600
- rights exercised	(3,106,400)	(339,100)	(3,445,500)
- rights cancelled	(121,500)	(11,300)	(132,800)
	(3,227,900)	(350,400)	(3,578,300)
Number of shares at 31 December 2005	14,004,500	3,423,800	17,428,300

(*)	The reclassifications have been decided in accordance with the decision of Eni’s Shareholders’ Meeting of 27 May 2005.

At 31 December 2005 options and grants outstanding are 13,379,600 shares and 3,127,200 shares, respectively. Options refer to the 2002 stock plan for 903,100 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 4,106,500 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,659,000 shares with an exercise price of euro 16.576 per share and to the 2005 stock plan for 4,711,000 shares with an exercise price of euro 22.512 per share.

Information about stock grant and stock option plans is included in the paragraph “Incentive plans for Eni managers with Eni stock”, section “Other information” of the “Report of the Directors” which is considered an integral part of these Notes.

Contents

Other reserves
Other reserves of euro 5,351 million (euro 3,965 million at 31 December 2004) refer to Eni distributable reserve for euro 5,219 million (euro 3,896 million at 31 December 2004) and for euro 35 million to the reserve for the valuation at fair value of securities available for sale and cash flow hedge derivatives. The increase of Eni distribuitable reserve of euro 1,323 million primarily concern the destination of the residual income for 2004 (euro 1,300 million), in accordance with the decisions of Eni’s Shareholders’ Meetings of 27 May 2005. The valuation at fair value of securities available for sale and cash flow hedge derivatives consists of the following:

Securities available for sale	Cash flow hedge derivatives	Total

(million euro)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of 1 January 2005	19	(6)	13				19	(6)	13
Changes of the year	8	(2)	6	27	(11)	16	35	(13)	22
Reserve as of 1 December 2005	27	(8)	19	27	(11)	16	54	(19)	35

Interim dividend
Interim dividend of euro 1,686 million concern the interim dividend of the year 2005 for euro 0.45 per share, with the exclusion of treasury shares, as decided by Eni’s Shareholders’ Meetings in accordance with article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on 27 October 2005.

Distributable reserves
At 31 December 2005 Eni shareholders’ equity approximately includes distributable reserves for euro 28,900 million, a portion of which is subjected to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the reserves expected to be distributed (euro 32 million).

Reconciliation of statutory net profit and shareholders’ equity to consolidated net profit and shareholders’ equity

(million euro)	Net profit	Shareholders’ equity

2004	2005	31.12.2004	31.12.2005

As recorded in Eni SpA’s financial statements (Italian GAAP)	4,684	5,288	29,433	29,656
Treasury shares			(3,229)	(4,216)
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	4,444	2,718	9,470	13,483
Consolidation adjustments:
- difference between cost and underlying value of equity	(112)	(44)	2,592	2,558
- elimination of tax adjustments and compliance with accounting policies	(2,197)	1,617	(244)	313
- elimination of unrealized intercompany profits	(235)	(40)	(2,498)	(2,677)
- deferred taxation	612	(313)	(133)	2
- other adjustments	345	21	149	98
	7,541	9,247	35,540	39,217
Minority interest	(482)	(459)	(3,166)	(2,349)
As recorded in consolidated financial statements (IFRS)	7,059	8,788	32,374	36,868

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24 Guarantees, commitments and risks

Guarantees
Guarantees of euro 22,294 million (euro 19,066 million at 31 December 2004) consist of the following:

31.12.2004	31.12.2005

(million euro)	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Consolidated companies		3,228		3,228		5,839		5,839
Unconsolidated subsidiaries	7	532		539	4	203		207
Affiliated companies and Joint Ventures	4,901	1,922	40	6,863	4,900	1,772	40	6,712
Others	70	169		239	64	40		104
	4,978	5,851	40	10,869	4,968	7,854	40	12,862

Guarantees given on behalf of consolidated companies of euro 5,839 million (euro 3,228 million at 31 December 2004) consist primarily of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,057 million (euro 2,929 million at 31 December 2004), of which euro 2,397 million related to the Oilfield Services Construction and Engineering segment (euro 2,296 million at 31 December 2004); (ii) VAT recoverable from tax authorities for euro 1,386 million (euro 1,156 million at 31 December 2004); (iii) insurance risk for euro 298 million reinsured by Eni (euro 396 million at 31 December 2004). At 31 December 2005 the underlying commitment covered by such guarantees was euro 5,491 million (euro 4,521 million at 31 December 2004).
Unsecured guarantees, other guarantees and secured guarantees given on behalf of unconsolidated subsidiaries of euro 207 million (euro 539 million at 31 December 2004) consisted of unsecured guarantees and letters of patronage given to commissioning entities relating to bid bonds and performance bonds for euro 165 million (euro 144 million at 31 December 2004). The decrease of euro 332 million essentially concern the reclassification to consolidated subsidiaries of the guarantees given on behalf of Eni Middle East BV (euro 367 million at 31 December 2004). At 31 December 2005, the underlying commitment covered by such guarantees was euro 145 million (euro 467 million at 31 December 2004).
Unsecured guarantees, other guarantees and secured guarantees given on behalf of joint ventures and affiliated companies of euro 6,712 million (euro 6,863 million at 31 December 2004) primarily concern: (i) a guarantee of euro 4,894 million (the same amount as of 31 December 2004) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Eni per l’Alta Velocità - Cepav Uno (Eni 50.4%); consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other given to banks in relation to loans and lines of credit received for euro 1,360 million (euro 1,633 million at 31 December 2004), of which euro 844 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of financing institutions (euro 731 million at 31 December 2004). The decrease of euro 273 million primarily concerns to the extinguishment of a guarantee of euro 250 million given on behalf of EnBW - Eni Verwaltungsgesellschaft mbH (Eni 50%) and Albacom SpA (euro 88 million), partially offset by the increase of the guarantee given on behalf of Blue Stream Pipeline Co BV (euro 113 million); (iii) unsecured guarantees, letters of patronage and other given to commissioning entities relating to bid bonds and performance bonds for euro 274 million (euro 118 million at 31 December 2004). The increase of euro 156 million essentially regarded guarantees on behalf of the Oilfield Services Construction and Engineering segment; (iv) performance guarantees of euro 62 million given on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (Eni 50%) in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA (euro 111 million at 31 December 2004); (v) secured guarantees of euro 40 million (the same amount as of 31 December 2004), relate to mortgages, liens and privileges granted to banks in connection with loans. At 31 December 2005, the underlying commitment covered by such guarantees was euro 2,938 million (euro 3,500 million at 31 December 2004).
Other guarantees given on behalf of third parties of euro 104 million (euro 239 million at 31 December 2004) consist primarily of guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 92 million on behalf of minor investments or companies sold (euro 160 million at 31 December 2004). At 31 December 2005 the underlying commitment covered by such guarantees was euro 75 million (euro 103 million at 31 December 2004).

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Commitments and contingencies
Commitments and contingencies euro 1,655 million (euro 1,620 million at 31 December 2004) consist of the following:

(million euro)	31.12.2004	31.12.2005

Commitments
Purchase of assets	200	219
Sale of assets	124
Other	319	220
	643	439
Risks	977	1,216
	1,620	1,655

Obligations for purchases and sales of assets of euro 219 million (euro 324 million at 31 December 2004) concern securities for euro 116 million (euro 183 million at 31 December 2004) and investments for euro 103 million (euro 141 million at 31 December 2004). Obligations relating to marketable securities concern the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein it receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor. Such investors may sell their securities back to Sofid Sim SpA at any time at par value plus related interest with the simultaneous cancellation of the related swaps. Against the commitment related to interest rate swaps Sofid Sim SpA entered into derivatives for which Sofid Sim SpA receives a variable rate more profitable than the one renown by the shareholders. The operation ended on 1 January 2006 following the expiry of the government bonds. The decrease in obligations related to investments of euro 38 million primarily concerns the exercise by Erg SpA of a call option for the purchase of a 28% shares of Erg Raffinerie Mediterranee SpA (euro 100 million) and the expiry of obligations for purchases and sales of the shares of Nuovo Pignone SpA following the sale of the investment (euro 31 million); such decrease was partially offset by the obligation assumed by Eni SpA related to the acquisition from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) of 50% of the capital share of Siciliana Gas SpA and 1 share of Siciliana Gas Vendite SpA (euro 98 million).
Other commitments of euro 220 million (euro 319 million at 31 December 2004) are essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 193 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 206 million at 31 December 2004). The agreements between Syndial SpA and various government entities, employee and trade groups whereby Syndial SpA in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant of euro 90 million at 31 December 2004, expired following the subscription of a new agreement that determined a specific provision
Risks of euro 1,216 million (euro 977 million at 31 December 2004) primarily concern potential risks associated with the value of assets of third parties under the custody of Eni for euro 794 million (euro 551 million at 31 December 2004) and contractual assurances given to acquirors of certain investments and businesses of Eni for euro 402 million (euro 406 million at 31 December 2004).

Management of risks

FOREWORD
The main risks identified and managed by Eni are the following:
(i) market risks deriving from the exposure to the fluctuations of interest rates, of exchange rates between the euro and the US dollar and the other currencies used by the company, as wells as the volatility of commodity prices;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the lack of financial resources to face short time commitments;
(iv) the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results;
(v) country risk in oil & gas activities.

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MARKET RISK
Market risks include exchange rate risk, interest rate risk, commodity risk. Their management follows a set of guidelines and procedures that concentrate the treasury function in two captive finance companies operating in the Italian and international financial markets.
In particular, the financial company operating on the domestic market (Enifin) manages all the transactions concerning currency exchange and derivatives. The risk of commodity prices is managed by each business unit while Enifin manages the negotiation of hedging derivatives. In order to minimize market risk related to changes in interest rates, exchange rates and commodity prices, Eni enters into financial and commodity hedging contracts for the purpose of reducing its exposure to market risk. Eni does not enter into derivative transactions on a speculative basis.
Eni’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. Eni’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.
As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee.
Eni’s guidelines for the management of commodity risk contain maximum limits to the price risk deriving from trading activities. Directions in this area are entrusted to a commodity risk assessment team, while the treasury department controls the respect of said limits and the development and updating of methodologies followed.

EXCHANGE RATE RISK
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the US dollar) and by the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and their realization (transaction exchange rate risk). An appreciation of the US dollar versus the euro generally has a positive impact on Eni’s results of operations.

INTEREST RATE RISK
Variations in interest rates affect the market value of assets and liabilities of the company and its net borrowings.

COMMODITY RISK
Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil prices generally has a negative impact on Eni’s results of operations and vice versa.

CREDIT RISK
Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. Eni’s financial companies follow guidelines approved by Eni’s treasury department on the choice of highly credit-rated counterparties in their use of financial and commodity instruments, including derivatives. Eni has not experienced material non-performance by any counterparty. As of 31 December 2005 Eni has no significant concentrations at credit risk.

LIQUIDITY RISK
Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. The Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

OPERATION RISKS
Eni’s activities present industrial and environmental risks and are therefore subject to extensive government regulations concerning environmental protection and industrial security in most countries. For example, in Europe, Eni operates industrial

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plants such as refineries and petrochemical complexes that meet the criteria of the European Union Seveso II directive for classification as high risk sites.
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste.
All these events could possibly damage or even destroy wells as well as related equipment and other property, cause injury or even death to persons or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a specific approach to minimize the impact on the related ecosystem, biodiversity and human health.
Eni adopted the most stringent standards for the evaluation and management of industrial and environmental risks, complying with local and international rules and standards. Business units evaluate through specific procedures the related industrial and environmental risks in addition to taking account the regulatory requirements of the countries where these activities are located.
Since 2003, Eni has introduced a Model of management system, a general procedure to be applied in all its operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance in a continuous improvement cycle subject also to audits by internal and independent experts. At 31 December 2005 six system audits had been performed and four are planned for 2006.
Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.
Eni has two emergency rooms (at Milan and Rome) provided with real time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. In addition to its own emergency teams, Eni entered agreements with international agencies in order to maximize its ability to react in all its operating sites.
At year-end 2005 Eni employed over 2,000 full time equivalent employees in HSE activities, prevention of environmental risk, safety and health.

COUNTRY RISK
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries.
At 31 December 2005, approximately 73% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supply comes from countries outside the EU and North America. In 2005, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can compromise temporarily or permanently Eni’s ability to operate economically and to have access to said reserves.
Eni monitors constantly the political, social and economic risk of the approximately 100 countries where it invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements.
Following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

Environment

ENI SPA
In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. In November 2002, “Italia Nostra” and the association “Amici della Terra” filed civil claims related to this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the

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relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of Article 440 of the penal code (water and food substances corruption). Three environmental organizations act as plaintiffs and requested damage payment for euro 551 million. Two of these organizations are acting also against the Gela refinery.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events occurred from 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is pending.

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. Some local public entities, environmental NGOs and landowners will act as plaintiffs. On 17 January 2005, a second inquiry phase aimed at ascertaining which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela, was completed. On 3 February 2006 the parties were informed of the conclusion of the preliminary inquiry.

In June 2002, in connection with a fire in the refinery of Gela, a penal investigation began concerning arson, environmental crimes and crimes against natural heritage. On 12 May 2004 the first hearing was held for an immediate decision.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. The investigation concerns the environmental rules about the pollution of water and soil and illegal disposal of liquid and solid waste materials. On 7 November 2003 the judge for preliminary investigations accepted to continue the inquiries as requested by the public prosecutor to ascertain the state of the refinery’s storage tanks and the presence of infiltrations of refinery products into the deep water-bearing stratum, due to a breakage in some tanks. With a decision of 3 November 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, had already ordered the preventive seizure of 92 storage tanks, later reopened except for 9 tanks that remained under seizure but do not prevent full operations at the refinery. The report filed by experts of the public prosecutor is currently under scrutiny.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and requested a technical opinion, not yet concluded, to ascertain alleged infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. A qualified company has been given the task to verify the cause, the origin and the extension of the alleged infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. With a decision of 1 June 2004 the seizure was lifted on the storage tanks that had been seized on 17 April 2003, except for five storage tanks that are still under seizure. The report of experts has been deposited, after this the defendants can file opposition.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on 21 May 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina - Ravenna Mare Sud fields and the related wells and platforms. On 10 June 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina - Ravenna Mare Sud fields and related wells and platforms. On 10 March 2005, the Court of Cassation confirmed this decision. On 5 February 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas to the Casalborsetti facility. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the Public Prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon

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production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. The action is being carried out. The Veneto region and the Province of Ravenna will act as plaintiffs.

ENIPOWER SPA
In autumn 2004 the Public Prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to samples of the soil used in the construction of the new EniPower’s power station in Mantova. On 11 November 2005 EniPower requested the closing of the investigation.

POLIMERI EUROPA SPA
Before the Court of Gela two criminal actions took place, one in relation to the activity of the F3001 furnace and the other concerning the ACN plant (disposal of FOK residue). In both cases the accused were found guilty. Eni appealed the Court’s decision. For the proceeding concerning the F3001 furnace the sentence was passed to the civil court for the quantification of the damage to be paid to the Caltanissetta Province.

SYNDIAL SPA (FORMER ENICHEM SPA)
In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to require environmental remediation for the alleged pollution caused by the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, require them to pay environmental damages. The amount is going to be determined during the proceeding, but it will not be lower than euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Edison SpA must hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if the damage occurred later. Edison agreed on a settlement that quantified damage to be paid covering also Syndial. The proceeding continues for the alleged damage in the 1989-1990 period.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. On 2 November 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney on behalf of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 individual persons. On 15 December 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants of Eni and Syndial, the Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. All plaintiffs appealed this decision before the court of final instance. In January 2006 Eni and Syndial reached a settlement agreement with the Council of Ministers and the Ministry for the Environment under which after the payment of euro 40 million the latter will abstain from the recourse to the Court of final instance and will not act on any other environmental damage concerning the management of Porto Marghera until the date of the settlement. Eni had already recorded a specific provision.

In 2000, the Public Prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation phase, the Public Prosecutor asked the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions while the prosecutor confirmed his request for dismissal of the case.

On 18 December 2002 EniChem SpA, jointly with Ambiente SpA (now merged in Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages, not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous proceedings against employees and managers. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. The requests for damage of the Province of Venice and that of EVC Italia to EniChem and Ambiente have not been quantified. The final judgment is pending.

On 16 January 2003 the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit management relating to the production, disposal and treatment of liquid and solid waste materials and of obtaining illicit income. Polimeri Europa and EniChem, will act as plaintiffs. The collection of evidence

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effected before the hearing starts in Court has been concluded and preliminary investigations have ended with the confirmation of accusations. During the inquiries traces of mercury were found in the sea. The Public Prosecutor of Siracusa started an inquiry for ascertaining the conditions of sediments and marine fauna in the bay of Augusta. According to the plaintiffs, mercury would have been spilled into the sea and poisoned the marine fauna and therefore fetal malformations and abortions due to the consumption of contaminated seafood fished in this area. The chlorine soda plant, built in the late 50s was conferred to Syndial in 1989 when the Enimont joint venture was formed. It was therefore easy to prove that Eni holds no responsibility for the crimes it was accused of. On 15 March 2006 the judge for preliminary investigations decided the dismissal of the case against Syndial employees.

On 14 April 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for about euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (merged into EniChem) in the area of Crotone. On 6 June 2003 EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the remediation works already underway. The Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million. Technical aspects concerning the role of the delegated commissioner make it necessary to decide on this aspect.
Syndial was notified on 21 October 2004 of the request of the Calabria Region to appear before the Court of Milan in order to obtain a preliminary damage payment, in anticipation of the expiration of the special office for managing emergency events in Calabria. The Region requested payments for over euro 800 million. The hearing is set on 30 March 2006.
On 28 February 2006 the Council of Ministers, the Ministry for the Environment and the Delegated Commissioner for environmental emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan in order to obtain the ascertainment, quantification and payment of damage (in the form of pollution of land, air and water and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the municipality of Crotone and in surrounding municipalities. The local authorities request the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same company and damages as indicated in the previous two paragraphs.

In March 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the responsibility of Syndial SpA in the alleged pollution of soils around the plant and to require it to pay environmental damages necessary for remediation. Syndial opposed the claim based on an absence of the right of action of the plaintiff. The judge has not yet decided on Syndial’s opposition. A hearing for presenting the conclusions has been set on 5 April 2006.

In October 2004, Sitindustrie SpA started an analogous proceeding against Syndial concerning the plant for the manufacture of products in copper and copper alloy at Pieve Vergonte. The next hearing has been scheduled for 5 April 2006.

In May 2003 the Minister of the Environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the Lake Maggiore caused by the Pieve Vergonte plant. On 1 March 2006 the State Lawyer in an attempt to settle the case proposed that Syndial pay 10% of the requested damage corresponding to euro 239 million.

The municipality of Carrara started an action at the Court of Genova requesting to Syndial SpA the remediation and reestablishment of the previous environmental conditions at the Avenza site and the payment of environmental damage. This request is related to an accident occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, had carried out safety and remediation works. The Ministry of the Environment joined the action and requested the environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 78.5 million – to be broken down among the various companies that managed the plant in the past. Previous managers include Syndial, called into the action as a guarantor, Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA. The judge requested an expert report to be prepared in order to ascertain what damage has been remediated and what remains to be cleaned up after the interventions started by Agricoltura and continued by EniChem/Syndial. The expert report quantifies the damage still to be remediated in euro 15 million. The proceeding needs to be assigned to another judge as the preceding one’s duties expired.

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Tax Proceedings

ENI SPA
With a decree dated 6 December 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation has been requested from the Ministry of Finance and Economy. With a decision of 29 May 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on 18 March 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from 1 January 2002 onwards, but still requested the payment of the additional taxes due before that date. The statute of limitations applies after a period of five years, it will therefore be possible to further the claims until 16 July 2007.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by Eni’s Taranto refinery in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards about euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which ordinary customs tariffs allow exemption. The formal assessment did not contain the determination of any administrative penalties provided for by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification was based on the fact that the company did not have the administrative authorization to utilize the customs exemption. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. With a decision of 26 November 2004 the Regional Director accepted Eni’s appeal and ended the litigation by cancelling the 147 formal assessments.
On 12 March 2004 the Comando Nucleo Regionale Polizia Tributaria Puglia notified a verbal action of observation to the company. In this action there is an alleged offense of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for about euro 26 million. The notification was based on the same lack of administrative authorization, already contested by the Customs District of Taranto, that was concluded in favor of Eni by the Regional Director. On 26 January 2006 the judge for preliminary investigation of the Court of Taranto dismissed the accusations and closed the assessment.

With a formal assessment presented by the municipality of Pineto (Teramo) Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni has been requested to pay a total of approximately euro 17 million also including interest and a fine for lacking declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the application of the tax at requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. But the Court of Cassation cancelled both judgments declaring that a municipality can consider requesting a tax on real estate also in the sea facing its territory and with a decision of 21 February 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the other reason opposed by Eni. On 28 December 2005 the municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested to Eni is of euro 24 million. Eni intends to file a claim against this request.

ENI DACIóN BV
In August 2005, the internal revenue service of Venezuela served to Eni Dación BV four formal assessment on income taxes for the years 2001 to 2004 that, by excluding the deductibility of certain costs: (i) annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to US dollar 425 million); (ii) determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to US dollar 54 million); (iii) request a tax amounting to bolivar 52 billion (corresponding to US dollar 24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dación BV. In particular it excluded the deductibility of: (i) interest

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charges due to other Eni Group companies that provided loans denominated in US dollars; (ii) exchange rate losses recorded in the financial statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dación filed a claim for the cancellation of the assessment. The tax administration will express its final position before the end of October 2006. If the assessments are confirmed payment requests will served to Eni Dación BV containing amounts due tax claim or a recourse before the Judicial Authority can be filed against a payment request. Eni recorded a specific provision.

AGIP KARACHAGANAK BV
In July 2004 relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of dollar 43 million, net to Eni, and the anticipated offsetting of VAT credits for dollar 140 million, net to Eni, as well as the payment of interest and penalties for a total of dollar 128 million. Both companies filed a counterclaim. With an agreement reached on 18 November 2004, the original amounts were reduced to dollar 26 million net to Eni that includes taxes, surcharges and interest. Meetings continue. Eni recorded a specific provision.

SNAM RETE GAS SPA
With Regional Law No. 2 of 26 March 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. With the ruling of 20 December 2002, the Court judged the tax at variance with European rules. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On 16 December 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission with its opinion presented on 7 July 2004 formally requested Italy to cancel the tax. The Italian Government must conform within two months from the reception of the opinion. As it did not conform, on 20 December 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated 5 January 2004, and confirmed on 4 March 2005 by the Regional Tax Commission, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid in April 2002 to the Sicilia Region. On 4 May 2004, the Sicilia Region repaid the first installment. As for the seven remaining installments paid after April 2002 (euro 75.3 million) the Provincial Tax Commission of Palermo with decision of 5 January 2005 confirmed the illegitimacy of the tax condemning the Region to repay the amounts paid and interest accrued to Snam Rete Gas. The Sicilia Region presented recourse to the Regional Tax Commission at Palermo, a hearing has been scheduled for 5 April 2006. On 3 November 2003, the Sicilia Region, following the procedure presented by Snam Rete Gas concerning the yearly liquidation of the tax for 2002, requested liquidation of tax, fines and interest (euro 14.2 million) relating to the unpaid December 2002 installment. On 30 December 2003 Snam Rete Gas filed a claim with request of suspension of payment as a result of the liquidation notice received from the Sicilia Region with the Provincial Tax Commission of Palermo, that, on 25 June 2004 accepted Snam Rete Gas’s claim and decided the cancellation of the liquidation notice served by the Sicilia Region, confirmed by the Regional Tax Commission on 7 March 2005.
In any case Snam Rete Gas will not have to pay the tax: if the tax is considered illegitimate in other Courts of law, the company will have the right to the restitution of the money. If, to the contrary, the tax is considered legitimate by the other Courts, the Authority for Electricity and Gas will include the tax (Decision No. 146/2002 and No. 71/2003) in tariff with automatic and retroactive effects.

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Other judicial or arbitration proceedings

SYNDIAL SPA (FORMER ENICHEM SPA) - SERFACTORING SPA
In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on 24 February 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed against this partial decision, requesting in particular the annulment of the first step judgement, the reimbursement of the euro 180 million amount from Serfactoring along with the rejection of all its claims and the payment of all expense of the proceeding. The appeal pending was set to be discussed in a hearing set for 16 March 2007 but was anticipated at 27 October 2006 upon request of Agrifactoring. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on 18 May 2005 to suspend this determination until the publication of the decision of the Court of Appeals, in accordance with Article 295 of the Code of civil procedure. Against this suspension Serfactoring and Syndial requested to the Court of Cassation the cancellation of the suspension and the return of the case to its original court.

SYNDIAL SPA (FORMER ENICHEM SPA)
In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits. During 2004 the preliminary inquiry was completed. With a judgment of 11 October 2005 the Court rejected ICR’s request and order that ICR pay all expenses. ICR filed a claim against this decision.

Antitrust, EU Proceedings, actions of the Authority for Electricity and Gas and of other regulatory Authorities

ENI SPA
In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On 26 May 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The decision on this dispute is still pending.

With a decision of 9 December 2004, the Italian Antitrust Authority started an inquiry on the distribution of jet fuel against six Italian companies, including Eni and some of its subsidiaries, that store and load jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged limitations to competition as oil companies would agree to divide among themselves the supplies to airlines. On 22 December 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to oil companies related to the functioning of shared storage and uploading companies; (ii) barriers to the entrance of new competitors; (iii) the price of jet fuel is higher than on other European markets. The term for the closing of the proceeding has been postponed from 31 March to 31 May 2006.

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On 28 April 2005 the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; (iii) exchange of trade secrets, such as production capacity and sales volumes. On 3 November the Commission requested information on Eni’s activities in the field of paraffins. On 29 November 2005 Eni filed the requested information.

The Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc a subpoena requesting information and documents relating to activities in the field of wax to be filed before 20 June 2005. The company informed the department that it does not produce nor import wax in the United States of America.

POLIMERI EUROPA SPA AND SYNDIAL SPA
In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information to those two companies and to their controlling company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial the relevant charges to that effect on 8 March 2005. At a hearing held on 27 July 2005 the two companies presented memoranda and confirmed their position. The parties await for a decision of the Commission.
EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. In July 2005 Syndial signed a settlement agreement for the civil class action which entails the payment of approximately dollar 3.2 million, approved by the federal court.
The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR.
The European Commission started an investigation regarding BR, SBR, SSBR. On 26 January 2005 the Commission dropped the charges in relation to SSBR, while for the other two products the Commission started an infraction procedure by notifying Eni, Polimeri Europa and Syndial the relevant charges. The companies presented a written memorandum and the Commission decided to open an inquiry.
With regard to NBR an inquiry is underway in Europe and the USA, where also class actions have been started. The class action at federal level was abandoned by the plaintiffs. The federal judge still has to acknowledge this abandonment.
With regard to CR, as part of an investigation carried out in the USA, Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of US dollar 9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliate companies. On 27 June 2005 the plea agreement was approved. For CR the civil class action was closed with a settlement agreement approved by the Federal judge on 8 July 2005 whereby the company will pay dollar 5 million.
The European Commission requested Eni, Polimeri Europa and Syndial to provide information about CR. The two companies decided to cooperate with the Commission.
Eni recorded a provision for these matters.

STOCCAGGI GAS ITALIA SPA
With Decision No. 26 of 27 February 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on 1 April 2002 until 31 March 2006 and effective retroactively from 21 June 2000. On 18 March 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of 26 March 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated 29 September 2003, that Court rejected the appeal presented by Stogit. Stogit filed an appeal to the Council of State against the sentence which was rejected by the Council of State on 6 January 2006.

DISTRIBUIDORA DE GAS CUYANA SA
The agency entrusted with the regulations for the natural gas market in Argentina (“Enargas”) started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company has applied improperly calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (31 March 2004) without

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prejudice to any damage payment and fines that may be decided after closing the investigation. On 27 April 2004, Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal.

Other commitments and risks not included in the balance sheet
Commitments regarding long-term natural gas supply contracts stipulated by Eni, which contain take-or-pay clauses, are included in “Operating Review - Gas & Power” in the Report of the Directors in the Consolidated Financial Statement, which is considered an integral part of these Notes.
Parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be made, amount to euro 5,052 million (euro 3,192 million at 31 December 2004).
In December 2005 Eni signed a transition agreement with the Venezuelan state company PDVSA under which the parties agreed to negotiate the terms for a transition to the new contractual regime of the “empresa mixta”, a new company to which titles and mineral assets of the Dación field will be transferred with PDVSA holding the majority stake. Until the closing of the new contractual regime, Eni’s activities will be subject to the terms and conditions of the existing Operating Service Agreement. Negotiations are underway and currently it is not possible to foresee their outcome.
Under the convention signed on 15 October 2001 by TAV SpA and CEPAV Due Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (of which it is a party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno agreement.
A guarantee for euro 282 million to Cameron LNG provided on behalf of Eni USA Gas Marketing Llc (Eni’s interest 100%) for the regasification contract entered on 1 August 2005. This guarantee is subject to a suspension clause and will come in force when the regasification service starts in a period included between 1 October 2008 and 30 June 2009.
Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Environmental Regulations
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules, such as: (a) the decree of the Ministry of Environment No. 367 published on 8 January 2004, that regards the fixing of new quality standards for aquatic environment and dangerous substances and Legislative Decree No. 59/2005 concerning the integrated environmental authorization (IPPC), (b) the application of European directive 2004/35/EC concerning environmental responsibility for prevention and reclamation of environmental damage, referred to in paragraph 439 of the single article of Law No. 266/2005 (budget law for 2006), (c) a legislative decree to be issued in implementation of Law No. 308 of 15 December 2004 that delegated to the Government the restructuring of regulations concerning waste disposal and reclamation of polluted areas, protection of waters from pollution and management of water resources, payment of environmental damage, procedures for the evaluation of environmental impact and for the strategic

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environmental impact as well as protection from emission into the atmosphere within 18 months. The draft law approved by the Council of Ministers on 10 February 2006 is currently being examined by the President of the Republic. The also implements European directive 2000/60/EC that established a European action framework for the protection of waters; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Law No. 316 of 30 December 2004 which converts Law Decree No. 237/2004 implemented European directive 2003/87/EC which establishes a system for emission trading. From 1 January 2005 this European emission trading scheme is in force and on this matter on 24 February 2006 the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular Eni was assigned permits corresponding to 65.2 million tonnes of carbon dioxide (of which 22.4 for 2005, 21.4 for 2006 and 21.4 for 2007). In 2005 emissions of carbon dioxide from Eni’s plants were lower than permits assigned.

25 Revenues
The following is a summary of the main components of “Revenues”. More information about changes in revenues is included in the “Financial review” of the “Report of the Directors”.

Net sales from operations are as follows:

(million euro)	2004	2005

Net sales from operations	57,413	73,679
Change in contract work in progress	132	49
	57,545	73,728

Net sales from operations are net of the following items:

(million euro)	2004	2005

Excise tax	14,060	14,140
Exchanges of oil sales (excluding excise tax)	1,735	2,487
Exchanges of other products	86	108
Services billed to joint venture partners	1,175	1,331
Sales to service station managers for sales billed to holders of credit card	1,122	1,326
	18,178	19,392

Net sales from operations by industry segment and geographic area of destination are presented in Note 31.

Other income and revenues
Other income and revenues are as follows:

(million euro)	2004	2005

Contract penalties and other trade revenues	43	114
Lease and rental income	93	102
Compensation for damages	87	89
Gains from sale of assets	407	71
Other proceeds (*)	747	422
	1,377	798

(*)	Each individual amount included herein does not exceed euro 25 million.

Other income of 2004 include differentials on commodity derivatives for euro 61 million.

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26 Operating expenses
The following is a summary of the main components of “Operating expenses”. More information about changes in operating expenses is included in the “Financial review” of the “Report of the Directors”.

Purchases, services and other
Purchases, services and other include the following:

(million euro)	2004	2005

Production costs-raw, ancillary and consumable materials and goods	27,010	35,318
Production costs-services	9,148	9,405
Operating leases and other	1,609	1,929
Net provisions for contingencies	553	1,643
Other expenses	1,066	1,100
	39,386	49,395
less:
- capitalized direct costs associated with self-constructed assets	(1,039)	(828)
	38,347	48,567

Production costs-services brokerage include fees for euro 24 million (euro 26 million at 31 December 2004).
Costs for research and development that do not meet the requirements to be capitalized amount to euro 202 million (euro 210 million in 2004).
Operating leases and other include royalties on hydrocarbons extracted for euro 965 million (euro 741 million in 2004).
Provisions for contingencies are net of deductions not corresponding to cash expenditures and concern in particular provisions for environmental risks for euro 515 million (euro 145 million in 2004), provisions for contract penalties and disputes for euro 336 million (euro 23 million 2004), provisions for the revision of selling prices for euro 321 million and loss adjustments and actuarial provisions for euro 82 million (euro 13 million in 2004).

Payroll and related costs
Payroll and related costs are as follows:

(million euro)	2004	2005

Wages and salaries	2,402	2,484
Social security contributions	658	662
Cost related to defined benefit plans	118	126
Other costs	218	255
	3,396	3,527
less:
- capitalized direct costs associated with self-constructed assets	(151)	(176)
	3,245	3,351

Cost related to defined benefit plans is presented in Note 20.

Stock compensation

STOCK GRANT
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code14 through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, Eni offers its own shares purchased along its buy-back program (treasury shares) for no consideration to those managers of Eni who have achieved corporate and individual objectives. Assignments vest within 45 days after the end of the third year from the date of the offer.

(14)	Does not include listed subsidiaries, which have their own stock grant plans.

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At 31 December 2005, 3,127,200 of ordinary shares with nominal value euro 1 are outstanding and concern the 2003 stock grant plan for a total of 1,018,400 shares with a fair value of euro 11.20 per share, the 2004 stock grant plan for a total of 912,400 shares with a fair value of euro 14.57 per share and the 2005 stock grant plan for a total of 1,196,400 shares with a fair value of euro 20.08 per share.
Changes in the 2003, 2004 and 2005 stock grant plans consist of the following (regarding stock grants, no exercise prices are provided for):

2003	2004	2005

(euro)	Number of shares	Market price (a)	Number of shares	Market price (a)	Number of shares	Market price (a)

Stock grants as of 1 January	3,551,900	15.150	3,635,050	15.101	3,112,200	18.461
New rights granted	1,206,000	13.764	1,035,600	17.035	1,303,400	21.336
Rights exercised in the period	(1,122,150)	13.751	(1,552,9100)	16.766	(1,273,500)	23.097
Rights cancelled in the period	(700)	13.604	(6,350)	16.618	(14,900)	22.390
Stock grants outstanding as of 31 December	3,635,050	15.101	3,112,200	18.461	3,127,200	23.460
of which exercisable at 31 December	-	-	-	-	38,700	23.460

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the resolution of the Board of Directors regarding the stock grants assignment; (ii) the date of the recording in the grantee’s securities account of the emission/transfer of the shares granted; (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock grants at the beginning and at the end of the year is the price recorded at 31 December.

STOCK OPTION
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code15 that hold significant positions of managerial responsibility or that are considered as strategic managers for the Group, Eni approved stock compensation plans that provide the assignment for no consideration of purchase rights of Eni treasury shares (options).
Stock options provides the right for the purchase of treasury share in a 1 to 1 ratio after the end of the third year from the date of the grant, with a strike price calculated as arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment or (starting from 2003), if greater, as average cost of treasury shares registered in the day preceding assignment. Strike price for 2005 stock option grant was euro 22.512. Stock option grantees can obtain advances by the Group financial company for the payment of shares acquired on condition that the grantees contemporaneously underwrite an irrevocable warrant of sale to the above-mentioned financial company, regarding the shares acquired.
At 31 December 2005 were granted 13,379,600 options for the purchase of 13,379,600 ordinary shares nominal value of euro 1 of Eni SpA. Options refer to the 2002 stock plan for 903,100 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 4,106,500 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,659,000 shares with an exercise price of euro 16.576 per share and to the 2005 stock plan for 4,711,000 shares with an exercise price of euro 22.512 per share.
At 31 December 2005 the weighted-average remaining contractual life of the options outstanding at December 2002, 2003, 2004 and 2005 is 4 years and 7 month, 5 years and 7 month, 6 years and 7 month, and 7 years and 7 month, respectively.
Changes in the 2003, 2004 and 2005 stock option plans consist of the following:

2003	2004	2005

(euro)	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Options as of 1 January	3,518,500	15.216	8,162,000	14.367	11,789,000	15.111
New options granted	4,703,000	13.743	3,993,500	16.576	4,818,500	22.512
Options exercised in the period			(354,000)	14.511	(3,106,400)	15.364
Options cancelled in the period	(59,500)	15.216	(12,500)	14.45	(121,500)	16.530
Options outstanding as of 31 December	8,162,000	14.367	11,789,000	15.111	13,379,600	17.705
of which exercisable at 31 December	73,000	14.802			1,540,600	16.104

(15)	Does not include listed subsidiaries, which have their own stock grant plans.

Contents

The fair value of stock options granted during the years 2002, 2003, 2004 and 2005 was 5.39, 1.50, 2.01 and 3.33 euro for share respectively and was calculated applying the Black-Scholes method using the following assumptions:

2002	2003	2004	2005

Risk-free interest rate	(%)	3.5	3.16	3.21	2.51
Expected life	(year)	8	8	8	8
Expected volatility	(%)	43	22	19	21
Expected dividends	(%)	4.5	5.35	4.5	3.98

Costs of the year related to stock grant and stock option plans amount to euro 35 million (euro18 million at 31 December 2004).

Compensation of key management personnel
Compensation of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive officers (key management personnel) amount to euro 14 and euro 15 million for 2004 and 2005, respectively, and consist of the following:

(million euro)	2004	2005

Wages and salaries	12	11
Post-employment benefits	1	1
Indemnities due upon termination of employment		1
Stock grant/option	1	2
	14	15

Compensation of Directors, Statutory Auditors and General Managers
Compensation of Directors, Statutory Auditors and General Managers amount to euro 4.5 million and euro 19.2 million in 2004 and 2005, respectively. Compensation of Statutory Auditors amount to euro 0.688 and euro 0.785 million in 2004 and 2005, respectively.
Compensation of Directors, Statutory Auditors and General Managers include emoluments and all other retributive and social security compensations due for the function of manager or statutory auditor assumed in Eni SpA or in other companies included in the scope of consolidation, that are a cost for Eni.

The average number of employees of the companies included in the scope of consolidation by type is as follows:

(units)	2004	2005

Senior managers	1,746	1,754
Junior managers	10,449	10,747
Employees	35,393	34,457
Workers	25,623	24,345
	73,211	71,303

The average number of employers is calculated as half of the total of the number of employees at the beginning and at the end of the period. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Contents

Depreciation, amortization and impairments
Depreciation, amortization and impairments consist of the following:

(million euro)	2004	2005

Depreciation and amortization:
- tangible assets	3,670	4,576
- intangible assets	931	936
	4,601	5,512
Impairments:
- tangible assets	329	264
- intangible assets	4	8
	333	272
less:
- direct costs associated with self-constructed assets	(3)	(3)
	4,931	5,781

27 Financial income (expense)
Financial income (expense) consists of the following:

(million euro)	2004	2005

Exchange differences, net		169
Financial expense capitalized	202	159
Income from financial receivables	95	95
Net income from securities	31	36
Interest on tax credits	17	17
Net interest due to banks	(110)	(38)
Financial expense due to the passage of time (1)	(109)	(109)
Interest and other financial expense on ordinary bonds	(247)	(265)
Income (expense) on derivatives	34	(386)
Other financial expense, net	(69)	(44)
	(156)	(366)

(1)	The item concern the increase of provisions for contingencies that are indicated at an actualized value in non-current liabilities.

The decrease in income (expense) from derivatives of euro 420 million is primarily due to the application from 1 January 2005 of IAS 39 which requires that derivatives be stated at fair value and the effects charged to the profit and loss account, instead of being connected with the economic effects of the hedged transactions as recorded in 2004. Such derivatives, in fact, do not meet the conditions required by IFRS to be qualified as hedging instruments. Also the increase in net exchange differences of euro 169 million is primarily due to the application of IAS 39, because the effect of the translation at period-end of assets and liabilities denominated in currencies other than functional currency is not compensated by the effect of the translation at period-end of the commitments for derivatives contracts.

Contents

28 Income (expense) from investments

Effects of investments accounted for using the equity method
Effects of investments accounted for using the equity method consist of the following:

(million euro)	2004	2005

Gains from investments accounted for using the equity method	401	770
Losses from investments accounted for using the equity method	(69)	(33)
	332	737

More information about gains and losses from investments accounted for using the equity method is presented in Note 10.

Other income (expense) from investments
Other income (expense) from investments consists of the following:

(million euro)	2004	2005

Gains on disposals	130	179
Dividends	72	33
Losses on disposals	(1)	(8)
Other income (expense), net	287	(27)
	488	177

The gains on disposals of euro 179 million concern the sale of 100% of the share capital of Italiana Petroli SpA (euro 132 million) and 2.33% of Nuovo Pignone Holding SpA (euro 24 million). Other net income from investments concern the gain recorded in the consolidated financial statements due to the sale of 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 308 million).

29 Income tax expense
Income tax expense consists of the following:

(million euro)	2004	2005

Current taxes:
- Italian subsidiaries	1,098	1,872
- foreign subsidiaries of the Exploration & Production segment	3,116	5,116
- foreign subsidiaries	278	373
	4,492	7,361
Less:
- tax credits on dividend distributions not offset with current tax payment	(39)	(34)
	4,453	7,327
Net deferred taxes:
- Italian subsidiaries	843	334
- foreign subsidiaries of the Exploration & Production segment	215	464
- foreign subsidiaries	11	3
	1,069	801
	5,522	8,128

Contents

Current taxes of the year relate to Italian companies for euro 1,872 million and concern Ires for euro 1,489 and Irap for euro 359 million, and foreign companies for euro 24 million.
The effective tax rate is 46.8% (42.2% in the 2004) compared with a statutory tax rate of 38.1% (38.2% in the 2004), calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate is due to the following factors:

(%)	2004	2005

Statutory tax rate	38.2	38.1
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	5.2	8.8
- permanent differences	(0.7)	0.8
- other	(0.4)	(0.9)
	4.1	8.7
	42.3	46.8

Permanent differences in 2004 mainly concern the gain recorded in the consolidated financial statements due to the sale of 9.054% of the share capital of Snam Rete Gas SpA (0.7%) to Mediobanca SpA. Permanent differences in 2005 mainly concern the undeductibility from taxable income of the addition in provisions for contingencies following the fine imposed on 15 February 2006 by the Antitrust Authority to Eni SpA (0.6%).

30 Earnings per share
Basic earnings per share is calculated by dividing “Net profit” of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.
The number of shares outstanding used for the calculation of the basic earnings per share was 3,771,692,584 and 3,758,519,603 in 2004 and 2005, respectively.
Diluted earnings per share is calculated by dividing “Net profit” of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares, including shares that could be issued potentially.
At 31 December 2004 and 2005, shares that could be issued potentially concern essentially shares granted under stock grant and stock option plan. The number of shares outstanding used for the calculation of the diluted earnings per share was 3,774,953,710 and 3,763,375,140 in 2004 and 2005, respectively.
Reconciliation of the average number shares outstanding used for the calculation of the basic and diluted earning per share is as follows:

31.12.2004	31.12.2005

Average number of shares used for the calculation of the basic earnings per share		3,771,692,584	3,758,519,603
Number of potential shares following stock grant plans		1,953,518	2,268,265
Number of potential shares following stock options plans		1,307,608	2,587,272
Average number of shares used for the calculation of the diluted earnings per share		3,774,953,710	3,763,375,140
Eni’s net profit	(million euro)	7,059	8,788
Basic earning per share	(euro per share)	1.87	2.34
Diluted earning per share	(euro per share)	1.87	2.34

Contents

31 Information by industry segment and geographic financial information

Information by industry segment

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Elimination	Total

2004
Net sales from operations (a)	15,346	17,302	26,089	5,331	5,696	1,279	851
Less: intersegment sales	(10,216)	(493)	(753)	(499)	(903)	(754)	(731)
Net sales to customers	5,130	16,809	25,336	4,832	4,793	525	120		57,545
Operating profit	8,185	3,428	1,080	320	203	(395)	(363)	(59)	12,399
Provisions for contingencies	2	53	309	3	20	16	150		553
Depreciation, amortization and writedowns	3,335	644	476	116	184	70	106		4,931
Effects of investments accounted for using the equity method	7	164	89	(4)	117		(41)		332
Identifiable assets (b)	23,866	19,852	9,118	2,821	4,706	708	1,182		62,253
Investments accounted for using the equity method	273	1,773	745	5	328	30	2		3,156
Identifiable liabilities (c)	4,798	3,394	3,848	621	2,825	1,976	1,589		19,051
Capital expenditures	4,853	1,451	693	148	186	49	119		7,499
2005
Net sales from operations (a)	22,477	22,969	33,732	6,255	5,733	1,358	977
Less: intersegment sales	(14,761)	(572)	(1,092)	(683)	(925)	(905)	(835)
Net sales to customers	7,716	22,397	32,640	5,572	4,808	453	142		73,728
Operating profit	12,574	3,321	1,857	202	307	(902)	(391)	(141)	16,827
Provisions for contingencies	50	703	420	47	32	287	104		1,643
Depreciation, amortization and writedowns	4,100	685	467	147	180	106	100	(4)	5,781
Effects of investments accounted for using the equity method	14	359	221	3	140				737
Identifiable assets (b)	28,982	21,928	11,787	2,905	5,248	612	1,377	(534)	72,305
Investments accountedfor using the equity method	292	2,155	936	19	457	31			3,890
Identifiable liabilities (c)	6,762	5,097	4,542	702	3,204	2,249	1,975		24,531
Capital expenditures	4,964	1,152	656	112	349	69	112		7,414

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	Includes liabilities directly related to the generation of operating profit.

Intersegment sales are conducted on an arm’s length basis.

Contents

Geographic financial information

ASSETS AND INVESTMENTS BY GEOGRAPHIC AREA OF ORIGIN

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2004
Identifiable assets (a)	33,812	9,096	2,598	2,011	4,499	9,942	295	62,253
Capital expenditures	2,655	337	387	357	1,066	2,622	75	7,499
2005
Identifiable assets (a)	38,229	8,768	3,085	2,670	5,864	13,445	244	72,305
Capital expenditures	2,442	545	415	507	1,181	2,233	91	7,414

(a)	Includes assets directly related to the generation of operating profit.

SALES FROM OPERATIONS BY GEOGRAPHIC AREA OF DESTINATION

(million euro)	2004	2005

Italy	27,100	32,846
Other European Union	13,095	19,601
Rest of Europe	3,769	5,123
Americas	5,790	6,103
Asia	3,088	4,399
Africa	4,148	5,259
Other areas	555	397
	57,545	73,728

32 Transactions with related parties
In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis in the interest of Eni companies.
The following is a description of trade and financing transactions with related parties. Relevant transactions carried out with entities controlled by the Italian government are only those with Enel, the Italian National Electric Company.

Contents

Trade and other transactions
Trade and other transactions for the year 2004 consist of the following:

(million euro)	31.12.2004	2004

Costs	Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services

Joint ventures and affiliated companies
Albacom SpA	8	14			3	35		8
ASG Scarl	51	88	33			203	1	7
Azienda Energia e Servizi Torino SpA	1	18				68		3
Bayernoil Raffineriegesellschaft mbH		39			2	791	1
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	10						108
Blue Stream Pipeline Co BV	43	10				121		5
Bronberger & Kessler und Gilg & Schweiger GmbH	13						141
Cam Petroli Srl	1						6
CEPAV (Consorzio Eni per l’Alta velocità) Uno	167	165	4,894					531
Eni Oil Co Ltd	4	163				53
Erg Raffinerie Mediterranee SpA	30	30		100	1,043	10	412	9
Gruppo Distribuzione Petroli Srl	16						45
Karachaganak Petroleum Operating BV	21	12				104		42
Modena Scarl	6	37	43			134		1
Petrobel Belayim Petroleum Co		83				240
Promgas SpA	27	23			230		259
Raffineria di Milazzo ScpA	6	4				245	62
Rodano Consortile Scarl	3	22	1			79		1
Siciliana Gas Vendite SpA	9						36
Supermetanol CA		24			79	10
Super Octanos CA		55			212	11		1
Trans Austria Gasleitung GmbH		15				167		3
Trans Europa Naturgas Pipeline GmbH		9				51
Transitgas AG		2				59
Unión Fenosa Gas Comercializadora SA							7
Unión Fenosa Gas SA			111					1
Other (*)	84	74	109		23	108	56	18
	500	887	5,191	100	1,592	2,489	1,134	630
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	2				1	14		9
Eni BTC Ltd			143
Eni Gas BV	30	40	17			5		1
Eni Middle East BV			367
Transmediterranean Pipeline Co Ltd	1	1				90
Other (*)	30	4	10		4	8	2	11
	63	45	537		5	117	2	21
	563	932	5,728	100	1,597	2,606	1,136	651
Entities owned or controlledby the Government
Enel	234	3			2	20	1,287	350
	797	935	5,728	100	1,599	2,626	2,423	1,001

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

Trade and other transactions for the year 2005 consist of the following:

(million euro)	31.12.2005	2005

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	13	66	72		173		6
Azienda Energia e Servizi Torino SpA	2	24			56		2
Bayernoil Raffineriegesellschaft mbH		49	1		814
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	10					172
Blue Stream Pipeline Co BV	45	12			177		4
Bronberger & Kessler und Gilg & Schweiger GmbH	12					207
Cam Petroli Srl	85					593
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	105	107	4,894				411
Eni Gas BV	16	149			47
Eni Oil Co Ltd		84			50
Fox Energy Srl	22			4		240
Gruppo Distribuzione Petroli Srl	22					89
Karachaganak Petroleum Operating BV	13	46		6	99		4
Mangrove Gas Netherlands BV			55
Modena Scarl	2	12	61		56	1	1
Petrobel Belayim Petroleum Co		138			248
Promgas SpA	44	45		307		355
Raffineria di Milazzo ScpA	10	10			204	94
Rodano Consortile Scarl	2	20			80		2
RPCO Enterprise Ltd			55
Siciliana Gas Vendite SpA	13					48
Supermetanol CA		8		65
Super Octanos CA	1	14		265
Toscana Gas Clienti SpA	46					118
Trans Austria Gasleitung GmbH	43	55		43	143		47
Trans Europa Naturgas Pipeline GmbH		2			44
Transitgas AG		7			64
Transmediterranean Pipeline Co Ltd		4			88		1
Unión Fenosa Gas Comercializadora SA	4			36		37
Unión Fenosa Gas SA	4	4	62	79		16	2
Other (*)	84	84	112	33	113	62	67
	598	940	5,312	838	2,456	2,032	547
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	4	152		5	19		28
Eni BTC Ltd			165
Other (*)	44	48	8	1	31	15	9
	48	200	173	6	50	15	37
	646	1,140	5,485	844	2,506	2,047	584
Entities owned or controlled by the Government
Enel	187	5		12	10	1,180	333
	833	1,145	5,485	856	2,516	3,227	917

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

Engineering, construction and maintenance services were acquired on an arm’s length basis from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 28 million and euro 18 million in 2004 and 2005, respectively.
Most significant transactions concern:
- provision of specialized services in upstream activities from Agip Kazakhstan North Caspian Operating Co NV, Eni Oil Co Ltd, Eni Gas BV, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs; exclusively with Eni Gas BV, the unsecured guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities and with Karachaganak Petroleum Operating Co BV and Agip Kazakhstan North Caspian Operating Co NV the provision of services from the Oilfield Services Construction and Engineering segment of Eni;
- communication services, data transmission and concessions of optical fibers with Albacom SpA; in 2005 the company has been sold to third parties;
- transportation and distribution activities with Azienda Energia e Servizi Torino SpA;
- sale of petrochemical products, supply of crude oil refining activities and fuel additive purchase from Bayernoil Raffineriegesellschaft mbH, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Cam Petroli Srl, Gruppo Distribuzione Petroli Srl, Fox Energy Srl, Supermetanol CA and Superoctanos CA;
- acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and services from the Oilfield Services Construction and Engineering segment of Eni;
- acquisition of refining services from Erg Raffinerie Mediterranee SpA and Raffineria di Milazzo ScpA on the basis of general conditions applied to third parties for Erg Raffinerie Mediterranee SpA and of incurred costs for Raffineria di Milazzo ScpA; in 2005 Erg Raffinerie Mediterranee SpA has been sold to third parties;
- guarantees given on behalf of Mangrove Gas Netherlands BV and RPCO Enterprise Ltd relating to bid bonds and performance bonds;
- sale and acquisition of natural gas outside Italy with Promgas SpA;
- sale of natural gas with Siciliana Gas Vendite SpA e Toscana Gas Clienti SpA;
- transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with the Consorzio Eni per l’Alta Velocità - CEPAV Uno, ASG Scarl, Modena Scarl and Rodano Consortile Scarl, and relevant guarantees;
- acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Trans Europa Naturgas Pipeline GmbH and Transitgas AG; transactions are regulated on the basis of compensation calculated following the same criteria used in third parties transactions;
- performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sale and acquisition of natural outside Italy with Unión Fenosa Gas SA and Unión Fenosa Gas Comercializadora SA;
- guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
- guarantees given to Eni Middle East BV against the contractual commitments with the Government of the Kingdom of Saudi Arabia in 2004; in 2005 the company has been included in the scope of consolidation;
- acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed.
Transactions with Enel concern the sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity; transactions are mainly conducted on an arm’s length basis.

Contents

Financing transactions
Financing transactions in 2004 are as follows:

(million euro)	31.12.2004	2004

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Albacom SpA	22		88
Blue Stream Pipeline Co BV		2	768		29
EnBW - Eni Verwaltungsgesellschaft mbH			250
Raffineria di Milazzo ScpA			107
Spanish Egyptian Gas Co SAE			404		9
Trans Austria Gasleitung GmbH	389				9
Transmediterranean Pipeline Co Ltd	197				9
Other (*)	52	91	55	9	11
	660	93	1,672	9	67
Unconsolidated subsidiaries
Other (*)	71	54	2	4	2
	71	54	2	4	2
	731	147	1,674	13	69

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions in 2005 are as follows:

(million euro)	31.12.2005	2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		15	887
Raffineria di Milazzo ScpA			72
Spanish Egyptian Gas Co SAE			360
Trans Austria Gasleitung GmbH	386				12
Transmediterranean Pipeline Co Ltd	190				11
Other (*)	74	125	81	27	47
	650	140	1,400	27	70
Unconsolidated subsidiaries
Other (*)	79	30	34	1	2
	79	30	34	1	2
	729	170	1,434	28	72

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions in 2005 concern:
- lendings and guarantees to Albacom SpA in 2004; in 2005 Albacom SpA has been sold to third parties;
- bank debt guarantees given on behalf of Blue Stream Pipeline Co BV, EnBW - Eni Verwaltungsgesellschaft mbH, Raffineria di Milazzo and Spanish Egyptian Gas Co SAE and the cash deposit at Eni’s financial companies; guarantee given on behalf of EnBW - Eni Verwaltungsgesellschaft mbH expired in 2005;
- the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

Contents

33 Adjustment of the consolidated financial statements to U.S. GAAP
As its shares are listed on the New York Stock Exchange, Eni presents an Annual Report (Form 20-F) to the Securities and Exchange Commission (SEC). The following information is necessary to adjust the Italian consolidated annual report for the 2005 to generally accepted accounting principles in the United States (U.S. GAAP).

Summary of significant differences between IFRS and U.S. GAAP
Eni’s financial statements at 31 December 2005 have been prepared in accordance the International Financial Reporting Standards (IFRS)16 adopted by the European Commission, which differ in certain respects from U.S. GAAP. A description of the significant differences and their effects on net profit and shareholders’ equity is set forth in the following notes17. Compared with the Italian accounting principles adopted until 31 December 2004 the differences between IFRS and U.S. GAAP are considerably less.

A) CONSOLIDATION POLICY
Eni’s consolidation policy is described under “Principles of consolidation” of the Notes to the Consolidated Financial Statements. In particular, under IFRS, the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.
Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Saipem SpA (43.26%), and its subsidiaries which are controlled by Eni without holding the majority of voting rights, have been consolidated under the equity method for U.S. GAAP purposes.

B) EXPLORATION & PRODUCTION ACTIVITIES

Exploration
Under IFRS, the internationally specific criteria have been applied for hydrocarbons exploration and production activities. In particular, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits are capitalized and amortized over the expected period of benefit.
Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as “incomplete wells and other” until it is determined if commercial quantities of reserves have been discovered (“successful efforts method”). That determination is made after completion of drilling the well, and the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized after the completion of drilling if: (i) such wells have found a sufficient quantity of reserves to justify completion as a producing wells; (ii) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, are charged to expense. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical surveys, are expensed when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.
Under IFRS, costs of unsuccessful development wells are expensed immediately. Costs of successful development wells are capitalized and amortized on the basis of units of production.
Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized on the unit-of-production method.

(16)	There are no relevant differences between the accounting principles approved by the European Commission and the ones issued by IASB.
(17)	Eni adopted the requirements of SEC which permit to the companies that apply IFRS accounting principles to include comparative figures of one prior period.

Contents

C) VALUATION OF ASSETS AND SUBSEQUENT REVALUATION
Both IFRS and U.S. GAAP require that assets which are impaired be written down to their fair value, with the exception of the following aspects.
Under IFRS, in order to determine whether an impairment exists, the book value of an asset in question is compared with its recoverable amount which is represented by the greater of fair value, net of disposal costs and value in use which is calculated by discounting estimated cash flows arising from the use of the asset and its sale at the end of its useful life. Impairment charges of assets different from goodwill are reversed when the situation giving rise to an impairment ceases to exist.
Under U.S. GAAP, the recoverability of the value of an asset used in the production process is first checked by comparing the carrying amount with the sum of undiscounted cash flows expected from use of the asset and its disposal at the end of its useful life. Only if the result of this first check is negative does the entity write the asset down using discounted future cash flows. Under U.S. GAAP reversals of impairment charges are not permitted.

D) DEFERRED TAX ASSETS AND LIABILITIES
Under IFRS, taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned.
Under U.S. GAAP, deferred tax liabilities are recognised regardless of expected distribution of dividends or the disposal of investments. However, U.S. GAAP does not require the accrual of deferred taxes when the investment is a foreign subsidiary and there is sufficient evidence that profits will remain permanently invested in the entity.
The adjustments included in Note 34 include the recognition of deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences. The adjustments also include the deferred tax effect of U.S. GAAP adjustments.
The adjustment relating to the results of 2005 includes the impact of the circumstance that starting on 1 January 2005, the Company recorded for U.S. GAAP purposes the tax effects of temporary differences of activities conducted under the terms of certain production sharing arrangements where the company’s income tax liability is paid out of Eni’s share of oil and gas production. The effect of recording did not have a material effect on the company’s results of operations.

E) INTANGIBLE ASSETS
Under U.S. GAAP intangible assets include the recording, separately from goodwill, of assets acquired in or following business combinations arising from legal or contractual rights regardless of their ability to be transferred and of other assets owned by the entity that can be transferred individually or together with other assets and liabilities. If such intangible assets have definite lives they are amortized by the straight line method over their useful lives.
IFRS are consistent with U.S. GAAP. However, considering that in the first application of IFRS, Eni has decided not to restate business combinations, the value of the intangible assets described is recorded in the item “Goodwill”.
Both under U.S. GAAP and IFRS, goodwill and intangible assets with an indefinite useful life are not amortized; these assets are subject to a yearly evaluation in order to define the relevant impairment if needed. Such accounting principles have been adopted starting from 1 January 2002 for U.S. GAAP and 1 January 2004 for IFRS. The adjustments for the reconciliation of the shareholders equity included in Note 34 concern the reversal of the amortization of goodwill for the years 2002 and 2003.

F) INVENTORIES
Under U.S. GAAP, crude oil, petroleum products and natural gas inventories are calculated using the LIFO method.
Under IFRS the LIFO method is not permitted.

G) GUARANTEES
Under IFRS, guarantees are recorded in the item “Commitments and contingencies”; when it is probable or certain that a guarantee will produce a liability, its estimated amount is accrued in a specific provision.
U.S. GAAP requires a company to recognize a liability for the obligations it has undertaken upon issuing a guarantee. This liability is to be recorded at the inception of a guarantee and is measured at fair value.
This difference did not generate a significant difference between U.S. GAAP and IFRS.

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34 Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP
The following is a summary of the significant adjustments to net profit for 2004 and 2005 and to shareholders’ equity as of 31 December 2004 and as of 31 December 2005 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements.

(million euro)	2004	2005

Net profit according to the financial statements prepared under IFRS	7,059	8,788
Items increasing (decreasing) reported net profit:
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	(1)
B. successful-efforts accounting	(82)	47
C. elimination of assets impairments and revaluations	5
D. deferred income taxes	(21)	(279)
E. assets associated to the acquisition of a company (portfolio of clients)	(5)	(5)
F. inventories	(316)	(956)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	34	12
Other adjustments	(280)	(3)
Effect of U.S. GAAP adjustments on minority interest (a)	8	(21)
Net adjustment	(658)	(1,205)
Net profit in accordance with U.S. GAAP	6,401	7,583
Basic profit per share (b)	1.70	2.02
Diluted profit per share (b)	1.70	2.01
Basic profit per ADS (based on two shares per ADS) (b)	3.39	4.03
Diluted profit per ADS (based on two shares per ADS) (b)	3.39	4.03

(a)	Adjustment to account for minority interest portion of differences A through F, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.
(b)	Amounts in euro.

(million euro)	31.12.2004	31.12.2005

Shareholders’ equity according to the financial statements prepared under IFRS	32,374	36,868
Items increasing (decreasing) reported shareholders’ equity (a):
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	61	37
B. successful-efforts accounting	2,072	2,504
C. elimination of assets impairments and revaluations	231	230
D. deferred income taxes	(2,982)	(3,415)
E. goodwill	846	811
F. assets associated to the acquisition of a company (portfolio of clients)	(11)	(16)
G. inventories	(1,080)	(2,036)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	269	173
Other adjustments	(137)
Effect of U.S. GAAP adjustments on minority interest (b)	6	(31)
Net adjustment	(725)	(1,743)
Shareholders’ equity in accordance with U.S. GAAP	31,649	35,125

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through G, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

Shareholders’ equity under U.S. GAAP includes other comprehensive income, in negative, of euro 3,531 and euro 1,683 million as of 31 December 2004 and 2005, respectively. Such other comprehensive income primarily relates to exchange rate differences due to the translation of financial statements prepared in currencies other than the euro; amounts described are gross of deferred income taxes.

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The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	31.12.2004	31.12.2005

ASSETS
Current assets
Cash and cash equivalent	988	1,121
Other financial assets for trading or available for sale	1,475	1,484
Trade and other receivables	13,268	17,971
Inventories	2,273	1,929
Income tax receivables	636	575
Other current assets	494	387
Total current assets	19,134	23,467
Non-current assets
Property, plant and equipment	39,652	43,868
Inventories - compulsory stock	662	1,462
Intangible assets	5,125	5,244
Investments accounted for using the equity method	3,892	4,589
Other investments	439	416
Other financial assets	2,015	1,105
Deferred tax assets	1,159	1,847
Other non-current assets	276	979
Total non-current assets	53,220	59,510
TOTAL ASSETS	72,354	82,977
LIABILITIES AND EQUITY
Current liabilities
Current financial liabilities	4,474	4,916
Current portion of long-term debt	935	809
Trade and other payables	9,392	11,552
Taxes payable	2,423	3,296
Other current liabilities	594	648
Total current liabilities	17,818	21,221
Non-current liabilities
Long-term debt	7,288	7,229
Provisions for contingencies	5,720	7,615
Provisions for employee benefits	746	939
Deferred tax liabilities	6,367	8,370
Other non-current liabilities	461	1,015
Total non-current liabilities	20,582	25,168
TOTAL LIABILITIES	38,400	46,389
SHAREHOLDERS’ EQUITY
Minority interests	2,305	1,463
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (4,004,424,476 shares at 31 December 2004)	4,004	4,005
Other reserves	24,473	27,753
Net profit	6,401	7,583
Treasury shares	(3,229)	(4,216)
Eni shareholders’ equity	31,649	35,125
Total shareholders’ equity	33,954	36,588
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,354	82,977

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Fixed assets determined under U.S. GAAP consist of the following:

(million euro)	31.12.2004	31.12.2005

Fixed assets, gross:
- Exploration & Production	39,584	47,882
- Gas & Power	20,106	21,514
- Refining & Marketing	8,568	9,059
- Petrochemicals	3,793	3,923
- Oilfield Services Construction and Engineering	110	72
- Other activities	1,511	1,413
- Corporate and financial companies	191	212
- Elimination of intra-group profits		(88)
	73,863	83,987
Accumulated depreciation and amortization:
- Exploration & Production	18,155	22,786
- Gas & Power	6,896	7,754
- Refining & Marketing	5,214	5,503
- Petrochemicals	2,564	2,715
- Oilfield Services Construction and Engineering	69	56
- Other activities	1,229	1,221
- Corporate and financial companies	84	88
- Elimination of intra-group profits		(4)
	34,211	40,119
Fixed assets, net:
- Exploration & Production	21,429	25,096
- Gas & Power	13,210	13,760
- Refining & Marketing	3,354	3,556
- Petrochemicals	1,229	1,208
- Oilfield Services Construction and Engineering	41	16
- Other activities	282	192
- Corporate and financial companies	107	124
- Elimination of intra-group profits		(84)
	39,652	43,868

With regard to the profit and loss account, operating profit (loss) by industry segment and profit before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	2004	2005

Operating profit (loss) by industry segment
Exploration & Production	7,946	12,672
Gas & Power	3,371	3,237
Refining & Marketing	811	881
Petrochemicals	281	202
Oilfield Services Construction and Engineering	(52)	1
Other activities	(364)	(935)
Corporate and financial companies	(254)	(389)
Elimination of intra-group profits		(141)
	11,739	15,528
Net profit before income taxes	12,324	16,281

Contents

35 Additional financial statement disclosures required by U.S. GAAP and the SEC

Charges related to asset retirement obligations (SFAS 143)
Changes in asset retirement obligations during the year were:

(million euro)	2004	2005

Asset retirement obligations as of 1 January	1,950	1,959
New obligations incurred during the year	193	311
Accretion discount	80	106
Revisions of previous estimates	40	277
Spending on existing obligations	(32)	(107)
Property dispositions	(234)
Foreign currency translation	(36)	110
Other adjustments	(2)	(10)
Asset retirement obligations as of 31 December	1,959	2,646

Comprehensive income
U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

(million euro)	2004	2005

Net income in accordance with U.S. GAAP	6,401	7,583
Other comprehensive income (loss) for the period gross of income taxes
Fair value of marketable securities	5	22
Exchange differences from translation of financial statements denominated in currency other than euro	(846)	1,711
Exchange differences from translation in the period and other changes	13	217
	(828)	1,950
Net comprehensive income for the period according to U.S. GAAP	5,573	9,533

Income taxes
The following information is presented according to Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Domestic and foreign components of pre-tax income are as follows:

(million euro)	2004	2005

Domestic	5,468	4,727
Foreign	6,856	11,554
	12,324	16,281
The provisions for income taxes are as follows:

(million euro)	2004	2005

Current	4,470	7,217
Deferred	1,112	1,116
	5,582	8,333

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The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 33% rate (Ires - national corporate income tax) to pre-tax income and 4.25% (Irap - regional income tax) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

(million euro)	2004	2005

Income before tax in accordance with U.S. GAAP	12,324	16,281
Italian statutory tax rate (state and local)	38.3	37.9
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	4,714	6,176
Effect of items increasing (decreasing) the Italian statutory tax rate:
- taxation of foreign operations at rates different from Italian statutory tax rate	835	1,946
- taxes on distributable reserves	446	252
- permanent differences	(143)	131
- devaluation/revaluation of deferred tax assets	(218)	(52)
- benefits deriving from the application of favorable tax laws	(8)	(11)
- other	(44)	(109)
	5,582	8,333

Income taxes in accordance with U.S GAAP

NET DEFERRED TAX LIABILITIES
The tax effects of significant temporary differences causing the tax liabilities are as follows:

(million euro)	31.12.2004	31.12.2005

Deferred tax liabilities:
- accelerated depreciation	4,672	6,006
- distributable reserves subject to taxes in case of distribution	2,970	3,212
- excess cost paid for the acquisition of consolidated investments	1,033	485
- successful-efforts method accounting	467	690
- capitalization of interest expense	246	245
- provisions for uncollectible receivables	137	84
- release of excess contingency provisions	83	50
- gains taxable in the future	46	34
- other	378	1,151
	10,032	11,957
Deferred tax assets:
- accruals for doubtful accounts and contingencies	(2,045)	(1,949)
- revaluation of assets in accordance with Law 342/2000 and 448/2001	(2,000)	(1,186)
- tax loss carryforwards	(1,072)	(510)
- undeductible expense on investments	(472)	(237)
- losses on investments and subsidiaries in excess of currently allowable tax deductions	(225)	(135)
- undeductible depreciation and amortization of assets	(432)	(904)
- other	(599)	(1,062)
	(6,845)	(5,983)
Less:
- valuation allowance	2,021	549
	(4,824)	(5,434)
Net deferred tax liabilities	5,208	6,523

The valuation allowance relates to deferred tax assets of euro 549 million (euro 2,021 million at 31 December 2004) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

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TAX LOSS CARRYFORWARDS
The difference in gross tax loss carryforwards between IFRS and U.S. GAAP relates to the companies which are consolidated under IFRS (see Note 21), but excluded from consolidation according to U.S. GAAP.

Investments
At 31 December 2004 and 2005, investments accounted for under the equity method of euro 3,892 million and euro 4,589 million, respectively, include shares of Saipem SpA, which is publicly listed on the Italian Stock Exchange. The following information includes its fair value:

Eni’s number of shares	Equity ratio (%)	Share price (euro)	Market value (million euro)

31 December 2004
Saipem SpA	189,423,307	43.29	8.864	1,679
31 December 2005
Saipem SpA	189,423,307	43.26	13.793	2,613

In 2004 and 2005, Saipem SpA is included in the consolidation under IFRS, while, under U.S. GAAP, it is valued under the equity method. Information about Saipem SpA and its subsidiaries, representing a 100% share of the companies, is as follows:

(million euro)	31.12.2004	31.12.2005

Total assets	5,137	5,952
Total liabilities	3,592	4,309

(million euro)	2004	2005

Net sales from operations	4,306	4,528
Operating income	328	365
Net income	235	255

Concentrations and certain significant estimates
The following information is presented according to Statement of Position 94-6 “Disclosures of Certain Significant Risks and Uncertainties”.

NATURE OF OPERATIONS
Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

EXPLORATION & PRODUCTION: through Exploration & Production Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya and Tunisia), West Africa (Angola, Congo and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela), the former Soviet Union countries (mainly Kazakhstan), the United States (Gulf of Mexico and Alaska) and Asia (mainly Saudi Arabia, China, India, Indonesia, Iran and Pakistan). In 2005 approximately 68% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 29% of natural gas production sold was supplied to Eni’s Gas & Power segment.
Eni owns a storage system, made up by eight depleted fields, which is used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164 of 23 May 2000 that introduced laws for the liberalization of the Italian natural gas market.

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GAS & POWER: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was constituted by the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 87% of total purchases are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 4,300 kilometers international pipelines of which Eni owns the transmission rights. The remaining purchases in Italy are obtained principally from domestic gas produced by Eni’s Exploration & Production segment. Through an approximately 30,700-kilometer long network (corresponding to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the thermoelectric segment. Snam Rete Gas (Eni 50.05%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian stock exchange, engages in natural gas transportation activities also for other operators of the segment. Following the merging of Italgas Più, Eni supply natural gas directly to approximately 5 million customers in the residential and commercial segment. Through Italgas (Eni 100%), Eni is engaged in domestic distribution of natural gas in Italy through an approximately 48,000-kilometer long network.
Eni is engaged in distribution and sale of natural gas to residential and commercial customers outside Italy, in Argentina through Distribuidora de Gas Cuyana, in Hungary through Tigáz and in Slovenia through Adriaplin doo.
Legislative Decree No. 164 of 23 May 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:
- total free market after 2003;
- until 31 December 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network in order to sell it. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from 1 January 2003 for sales to final customers. These ceilings are calculated net of own consumption and, in case of sales, also net of losses. In 2005 Eni’s presence in the Italian natural gas market was in accordance with the above limitations;
- tariffs for transport infrastructure, storage, use of LNG terminals and distribution networks are set by the Authority for Electricity and Gas;
- third parties are allowed to access natural gas infrastructure according to set conditions.

Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged managing Eni’s electricity business at the power plants located in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara industrial sites with installed capacity of 4.5 gigawatts and a production sold of 22.77 terawatthours. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

REFINING & MARKETING: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy and Europe. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 56% of crude oil sold is purchased from Eni’s Exploration & Production segment, the rest is purchased from producing countries pursuant to purchase contracts (22%) and in international spot markets (22%), while the remainder is obtained. Approximately 58% of the purchased crude oil is refined. 32% of oil refined derives from the production of Eni’s Exploration & Production segment.

PETROCHEMICALS: through Polimeri Europa SpA and subsidiaries (Eni 100%), Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations being primarily in Western Europe. Approximately 23% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

OILFIELD SERVICES CONSTRUCTION AND ENGINEERING: through Saipem SpA (Eni 43%), a company listed on the Italian stock exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries. Through Snamprogetti SpA (Eni 100%) and subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At 31 December 2005 approximately 7% of the order backlog of Eni’s Oilfield Services, Construction and Engineering segment related to orders from Eni Group companies.

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Supplemental oil and gas information (unaudited)
The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil & Gas Producing Activities”. Amounts related to minority interests are not significant.

CAPITALIZED COSTS
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At 31 December 2004
Proved mineral interests (a)	9,056	7,192	6,288	7,198	7,698	37,432
Unproved mineral interests		272	70	561	1,103	2,006
Support equipment and facilities	252	1,056	209	33	75	1,625
Incomplete wells and other	662	468	1,038	397	882	3,447
Gross Capitalized Costs	9,970	8,988	7,605	8,189	9,758	44,510
Accumulated depreciation, depletion and amortization	(6,416)	(3,887)	(3,907)	(3,733)	(3,252)	(21,195)
Net Capitalized Costs	3,554	5,101	3,698	4,456	6,506	23,315
At 31 December 2005
Proved mineral interests (a)	9,756	9,321	8,733	8,350	9,463	45,623
Unproved mineral interests	33	197	134	413	1,265	2,042
Support equipment and facilities	253	1,385	272	33	93	2,036
Incomplete wells and other	657	638	728	221	1,895	4,139
Gross Capitalized Costs	10,699	11,541	9,867	9,017	12,716	53,840
Accumulated depreciation, depletion and amortization	(6,888)	(5,113)	(5,193)	(4,619)	(4,697)	(26,510)
Net Capitalized Costs consolidated	3,811	6,428	4,674	4,398	8,019	27,330
Net Capitalized Costs affiliates and joint ventures (b)		13	66		157	236
Net Capitalized Costs	3,811	6,441	4,740	4,398	8,176	27,566

(a)	Includes capitalized costs for wells and facilities related to proved reserves.
(b)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

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COST INCURRED
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended 31 December 2003
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (a)	449	1,106	1,268	286	1,454	4,563
Total costs incurred (b)	516	1,186	1,406	844	1,711	5,663
Year ended 31 December 2004
Exploration	64	104	71	66	194	499
Development (a)	431	965	881	391	1,407	4,075
Total costs incurred	495	1,069	952	457	1,601	4,574
Year ended 31 December 2005
Proved property acquisitions	19		16		99	134
Unproved property acquisitions	13		44		99	156
Exploration	45	153	75	127	264	664
Development (a)	644	960	909	528	1,396	4,437
Total costs incurred consolidated	721	1,113	1,044	655	1,858	5,391
Total costs incurred affiliates and joint ventures (c)		2	22		25	49
Total costs incurred	721	1,115	1,066	655	1,883	5,440

(a)	Includes for assets retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations” euro 84 million of costs capitalized during 2003, euro 233 million for 2004 and euro 588 million for 2005.
(b)	Includes costs for acquisition of Fortum Petroleum AS (now Eni Norge AS) of euro 434 million, net of the related gross-up for deferred taxes of euro 514 million. The amount has been allocated to the North Sea area as follows: (i) Proved property acquisitions euro 308 million, (ii) Unproved property acquisitions euro 109 million, (iii) Exploration euro 17 million.
(c)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

Contents
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended 31 December 2003
Revenues:
- sales to affiliates	2,609	1,469	1,946	1,913	345	8,282
- sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
Total revenues	2,762	2,657	2,110	2,735	1,940	12,204
Operations costs	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
DD&A and Provision for abandonment (a)	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income and (expenses)	(170)	(264)	(121)	14	(289)	(830)
Accretion discount (SFAS 143)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925
Year ended 31 December 2004
Revenues:
- sales to affiliates	2,633	1,868	2,762	2,083	508	9,854
- sales to unaffiliated entities	148	1,364	306	709	2,086	4,613
Total revenues	2,781	3,232	3,068	2,792	2,594	14,467
Operations costs	(223)	(292)	(322)	(405)	(289)	(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)
DD & A and Provision for abandonment (a)	(489)	(437)	(482)	(687)	(849)	(2,944)
Other income and (expenses)	(98)	(368)	(216)	97	(208)	(793)
Accretion discount (SFAS 143)	(37)	(5)	(17)	(15)	(6)	(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932
Estimated income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108
Year ended 31 December 2005
Revenues:
- sales to affiliates	3,133	2,813	4,252	2,707	828	13,733
- sales to unaffiliated entities	161	2,579	394	889	2,883	6,906
Total revenues	3,294	5,392	4,646	3,596	3,711	20,639
Operations costs	(261)	(390)	(363)	(417)	(338)	(1,769)
Production taxes	(157)	(98)	(513)	(15)	(207)	(990)
Exploration expenses	(32)	(59)	(38)	(125)	(181)	(435)
DD&A and Provision for abandonment (a)	(512)	(711)	(632)	(710)	(1,007)	(3,572)
Other income and (expenses)	(205)	(400)	(176)	55	(251)	(977)
Accretion discount (SFAS 143)	(45)	(9)	(15)	(31)	(6)	(106)
Pretax income from producing activities	2,082	3,725	2,909	2,353	1,721	12,790
Estimated income taxes	(762)	(2,197)	(1,818)	(1,386)	(580)	(6,743)
Results of operations from E&P activities consolidated	1,320	1,528	1,091	967	1,141	6,047
Results of operations from E&P activities, affiliates and joint ventures (b)			6		(19)	(13)
Total results of operations from E&P activities	1,320	1,528	1,097	967	1,122	6,034

(a)	Includes assets impairments amounting for euro 210 million for 2003, euro 300 million for 2004 and euro 147 million for 2005.
(b)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

Contents

OIL AND NATURAL GAS RESERVES
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
Net proved reserves exclude royalties and interests owned by others.
Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.
Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended 31 December 2002, 2003, 2004 and 2005 are based on data prepared by Eni. Since 1991 Eni has requested qualified independent oil engineering companies to carry out an independent evaluation18 of its proved reserves on a rotative basis. In particular a total of 1.64 billion boe of proved reserves, or about 24% of Eni’s total proved reserves at 31 December 2005, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2003-2005 three-year period, 84% of Eni’s total proved reserves were subject to independent evaluations.
Eni operates under Production Sharing Agreements (PSAs) in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 46%, 51% and 48% of total proved reserves as of year-end 2003, 2004 and 2005, respectively, on an oil-equivalent basis.
A similar scheme to PSAs applies to Service and “Buy-Back” contracts; proved reserves associated with such contracts represented 3%, 3% and 2% of total proved reserves on an oil-equivalent basis as of year-end 2003, 2004 and 2005, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities whereby the company serves as producer of reserves. In accordance with SFAS 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.6%, 1.4% and 1.7% of total proved reserves as of year-end 2003, 2004 and 2005 respectively, on an oil-equivalent basis; (ii) natural gas volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.
Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relative to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2003, 2004 and 2005.

(18)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott Company.

Contents

CRUDE OIL (INCLUDING CONDENSATES AND NATURAL GAS LIQUIDS)

(million barrels)

Proved Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at 31 December 2002	255	1,072	1,022	498	936	3,783
Purchase of Minerals in Place				86		86
Revisions of Previous Estimates	21	51	59	52	153	336
Improved Recovery		15	16			31
Extensions and Discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of Minerals in Place				(21)		(21)
Reserves at 31 December 2003	252	1,080	1,038	529	1,239	4,138
Revisions of Previous Estimates	(1)	(22)	44	12	(18)	15
Improved Recovery		11	48	4		63
Extensions and Discoveries	4	20	34	4	144	206
Production	(30)	(94)	(104)	(74)	(75)	(377)
Sales of Minerals in Place		(2)	(4)	(25)	(6)	(37)
Reserves at 31 December 2004	225	993	1,056	450	1,284	4,008
Purchase of Minerals in Place	2		6		47	55
Revisions of Previous Estimates	33	36	(47)	27	(88)	(39)
Improved Recovery		43	29		15	87
Extensions and Discoveries		26	14	21	16	77
Production	(32)	(111)	(113)	(65)	(83)	(404)
Reclassification 2004 affiliates and joint ventures data		(26)	(9)		(1)	(36)
Reserves at 31 December 2005 consolidated	228	961	936	433	1,190	3,748
Reserves at 31 December 2005 affiliates and joint ventures (a)		18	6		1	25
Reserves at 31 December 2005	228	979	942	433	1,191	3,773

(million barrels)

Proved Developed Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at 31 December 2002	168	610	554	426	483	2,241
Reserves at 31 December 2003	173	640	560	464	610	2,447
Reserves at 31 December 2004	174	655	588	386	668	2,471
Reserves at 31 December 2005 consolidated	149	697	568	353	564	2,331
Reserves at 31 December 2005 affiliates and joint ventures (a)		15	3		1	19
Reserves at 31 December 2005	149	712	571	353	565	2,350

(a)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

Contents

NATURAL GAS

(billion cubic feet)

Proved Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at 31 December 2002	5,295	5,563	1,533	1,899	4,339	18,629
Purchase of Minerals in Place	10			425	8	443
Revisions of Previous Estimates	(768)	(123)	172	139	325	(255)
Extensions and Discoveries	84	242			100	426
Production	(455)	(215)	(49)	(229)	(276)	(1,224)
Sales				(11)		(11)
Reserves at 31 December 2003	4,166	5,467	1,656	2,223	4,496	18,008
Revisions of Previous Estimates	105	814	129	75	84	1,207
Improved Recovery			10			10
Extensions and Discoveries	29	420		38	222	709
Production	(409)	(247)	(66)	(220)	(303)	(1,245)
Sales	(73)	(1)		(65)	(115)	(254)
Reserves at 31 December 2004	3,818	6,453	1,729	2,051	4,384	18,435
Purchase of Minerals in Place	63		8		222	293
Revisions of Previous Estimates	159	(6)	(9)	(18)	(368)	(242)
Improved Recovery		11				11
Extensions and Discoveries	1	37	309	50	56	453
Production	(365)	(357)	(70)	(219)	(281)	(1,292)
Reclassification 2004 affiliates and joint ventures data		(21)	(2)		(134)	(157)
Reserves at 31 December 2005 consolidated	3,676	6,117	1,965	1,864	3,879	17,501
Reserves at 31 December 2005 affiliates and joint ventures (b)		15	2		73	90
Reserves at 31 December 2005	3,676	6,132	1,967	1,864	3,952	17,591

(billion cubic feet)

Proved Developed Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at 31 December 2002	3,397	1,084	863	1,727	1,283	8,354
Reserves at 31 December 2003	2,966	962	866	2,075	3,355	10,224
Reserves at 31 December 2004	2,850	1,760	924	1,845	3,122	10,501
Reserves at 31 December 2005 consolidated	2,704	3,060	1,289	1,484	2,622	11,159
Reserves at 31 December 2005 affiliates and joint ventures (b)		12	2		56	70
Reserves at 31 December 2005	2,704	3,072	1,291	1,484	2,678	11,229

(a)	Including approximately 779, 747, 737 and 760 billions of cubic feet of natural gas held in storage at 31 December 2002, 2003, 2004 and 2005 respectively.
(b)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

Contents

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows as of 31 December 2003, 2004 and 2005 include annual revenue payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.
..

Contents
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At 31 December 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflow before income tax	18,682	24,854	17,222	13,048	21,167	94,973
Future income tax	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount factor	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264
At 31 December 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)
Future net inflow before income tax	22,737	29,063	19,858	13,934	24,888	110,480
Future income tax	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885
10% discount factor	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258
At 31 December 2005
Future cash inflows	36,203	66,100	45,952	30,835	50,590	229,680
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(6,399)	(36,274)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(4,059)	(15,323)
Future net inflow before income tax	28,658	52,110	33,754	23,429	40,132	178,083
Future income tax	(9,890)	(22,744)	(21,056)	(15,225)	(12,097)	(81,012)
Future net cash flows	18,768	29,366	12,698	8,204	28,035	97,071
10% discount factor	(7,643)	(12,095)	(4,122)	(2,155)	(15,705)	(41,720)
Standardized measure of discounted future net cash flows	11,125	17,271	8,576	6,049	12,330	55,351
Standardized measure of discounted future net cash flows affiliates and joint ventures (a)		130	127		114	371
Standardized measure of discounted future net cash flows	11,125	17,401	8,703	6,049	12,444	55,722

(a)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

Contents

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
The following table reflects the changes in standardized measure of discounted future net cash flows for the years 2003, 2004 and 2005.

(million euro)	2003	2004	2005

Beginning of year	34,480	31,264	37,258
Reclassification 2004 affiliates and joint ventures data			(357)
Beginning of year consolidated	34,480	31,264	36,901
Increase (Decrease):
- sales, net of production costs	(10,144)	(12,172)	(17,880)
- net changes in sales and transfer prices, net of production costs	(1,050)	13,031	33,372
- extensions, discoveries and improved recovery, net of future production and development costs	1,855	2,806	3,527
- changes in estimated future development and abandonment costs	(3,576)	(3,437)	(3,654)
- development costs incurred during the period that reduced future development costs	4,864	4,229	3,865
- revisions of quantity estimates	2,348	1,658	47
- accretion of discount	5,585	5,328	6,573
- net change in income taxes	105	(4,805)	(17,327)
- purchase of reserves in-place	1,488		977
- sale of reserves in-place	(222)	(727)
- changes in production rates (timing) and other	(4,469)	83	8,950
Net increase (decrease)	(3,216)	5,994	18,450
End of year consolidated	31,264	37,258	55,351
End of year affiliates and joint ventures (a)			371
End of year	31,264	37,258	55,722

(a)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Financial Statements prepared in accordance with Legislative Decree No. 127 of April 9, 1991 (in Italian)
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Health, Safety and Environment Report (in Italian and English)
Fact Book (in Italian and English)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Report on the First Half (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half (in English)

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing:Marchesi Grafiche Editoriali - Rome - Italy
Printed on environment friendly paper: Fedrigoni Symbol Freelife Satin and Freelife Vellum

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

Contents

Contents

Eni’s Fact Book is a supplement to Eni’s 2005 Annual Report designed to provide supplemental financial and operating information.
It contains certain forward-looking statements, particularly with regards to Eni’s business strategy development, capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing targets of production and sale growth, new markets, the progress and timing of projects, and the application of and spending on technology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’ s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; and other factors discussed elsewhere in this document.

30 April 2006

	4	Activities
	5	Integration
	6	Main data

Exploration & Production	10	Overview
	13	Production
	27	Exploration areas
	31	Development projects
	36	Main data

Gas & Power	44	Natural gas overview
	47	The Italian Natural Gas System
	54	Development projects
	57	Power generation overview
	58	Main data

Refining & Marketing	60	Overview
	62	Refining
	65	Logistics
	65	Marketing
	67	Other businesses
	68	Main data

Oilfield Services Construction and Engineering	72	Oilfield Services and Construction
	82	Engineering

New technologies	86	Overview

Tables	89	Financial data
	102	Employees
	103	Supplemental oil and gas information
	121	Energy conversion table
	122	Quarterly information

Abbreviations	bbls	barrels	ktoe	thousand tons of oil equivalent
	bbls/d	barrels/day	LNG	liquefied natural gas
	bn	billion	LPG	liquefied petroleum gas
	boe	barrels of oil equivalent	mn	million
	boe/d	barrels of oil equivalent/day	no.	number
	cm	cubic meters	NGL	Natural Gas Liquids
	d	day	PCA	Production Concession Agreement
	EPC	Engineering Procurement Construction	PMC	Project Management Consultant
	EPIC	Engineering Procurement Installation Construction	ppm	parts per million
	Feed	Front end engineering design	PSA	Production Sharing Agreement
	FPSO	Floating Production Storage and Offloading system	th	thousand
	GWh	gigawatthour	ton	metric ton
	km	kilometers	TWh	terawatthour
			y	year

Contents

ENI FACT BOOK / ENI

Eni	Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni ranks first among Italian listed companies according to its market capitalization amounting to euro 87 billion at 31 December 2005

STRATEGIES
Growing the oil & gas business organically
Pursuing integration in core activities
Focusing on improving operational efficiency
Developing proprietary technologies to support Eni’s growth process
Delivering superior shareholder returns

Eni intends to deploy a strategy of organic growth which may sustain the group’s business over the long-term. In pursuing this strategy Eni has planned its most far-reaching capital expenditure programme ever, amounting to euro 35.2 billion over the next four years.
Eni’s growth strategy aims at expanding oil and gas production and developing midstream activities. As part of its growth process Eni intends to promote research in innovative technologies to maintain a long-term competitive edge and to continue pursuing high levels of operational efficiency.

In the Exploration and Production activities Eni intends to deliver industry leading production growth building on the strong position acquired in the strategic areas of West Africa, North Africa and Caspian Sea. Organic growth will be fuelled by Eni’s balanced asset portfolio which counts on twenty of the major global development projects among the hundred currently existing.
Eni’s target for 2009 is to increase production organically by 4% a year to more than 2 million boe per day (1.74 million in 2005) and to achieve an average reserve replacement ratio of 100% by leveraging on the mineral potential of Eni’s assets in core areas. Eni’s asset portfolio will be renewed with the objective of strengthening its presence in core areas and accessing new ones. Special attention will be paid to rationalization of unit costs of exploration and production. In LNG Eni aims to accelerate its growth to monetize gas reserves (mainly in Africa and Australasia). LNG sales will amount to approximately 13 bcm in 2009, with a 16% increase per year versus 2005.

In the Gas & Power activities Eni intends to strengthen its leadership position as a major European operator in	terms of sales by maximizing value from its unique mix of equity gas, its portfolio of long-term supply contracts with major producers, and flexibility of its gas operations ensured by a widespread integrated transportation network with multiple entry points and storage capacity.
Eni aims to reach 50 bcm of natural gas sales in markets outside Europe, with an 8% compound annual growth rate bringing its overall volume of gas sold to more than 100 bcm.
In Italy, Eni aims to preserve volumes and margins, leveraging on expected demand growth, in particular in the electricity segment, and on the competitiveness of its commercial offer.
Eni plans a significant programme of upgrading its infrastructure to deliver gas to Italy from Russia, Algeria, Libya, and its italian transport network and storage capacity in order to further enhance flexibility of its gas operations.
In the downstream business Eni intends to maximize returns from its valuable existing assets. In the refining activity Eni is investing in new conversion capacity to make its refining system flexible enough to obtain a higher yield of middle distillates and to achieve a greater vertical integration with its E&P activities.
This will contribute towards increasing its European refinery throughput to 42 million tonnes per year and an overall increase of the conversion index of its wholly-owned refineries to almost 60% by 2009.
In marketing Eni aims to improve its competitive position of leadership in Italy and to increase sales in selected neighboring countries in the Rest of Europe.
Eni’s oilfield services construction and engineering activities play an essential role in contributing to technological innovations and in the implementation of world-scale projects thus supporting Eni’s growth

Contents

ENI FACT BOOK / ENI

process in the oil & gas business. The recently started up integration of Snamprogetti and Saipem creates a world leader in engineering and oilfield services, confirming that these activities are a core business for Eni.

In technological research and innovation activities, which represent a key factor for a successful future for oil companies, Eni has planned a relevant capital expenditure programme to ensure that all innovative technologies needed will be created to pursue competitive advantages in the long-term and to promote sustainable growth. Eni will continue to pursue existing programmes on clean fuels, sulphur and	greenhouse gas management as well as projects such as the upgrading of heavy crudes (EST), high pressure gas transmission (TAP) and Gas to Liquids (GTL).

Eni plans to finance the capital expenditure programme over the next four years by using the cash provided by operating activities and to distribute significant amounts of cash to shareholders through an attractive and sustainable flow of dividends. Eni aims to allocate all free cash flow in excess of capital expenditure and dividend needs to continue its programme of share buy-backs at the same time maintaining a strong balance sheet.

Targets	2005	2009

E&P
Oil and gas daily production	1.74 mn boe/d	>2 mn boe/d
- c.a.g.r. 4% (Brent 32 $/bbl at 2009)
Reserve replacement ratio	115%	>100% four-year period
Sales of LNG	7 bn cm	=~ 13 bn cm
G&P
Natural gas sales in the Rest of Europe (1)	36 bn cm	50 bn cm - c.a.g.r. 8%
Natural gas sales in Italy and Rest of Europe (1)	94 bn cm	>100 bn cm
Power generation capacity	4.5 GW	5.5 GW
Free cash flow (2)	euro 31.9 bn	euro 31.9 bn
R&M
Overall index of wholly-owned refineries conversion capacity	57%	approximately 60%
Refinery throughputs	40.6 mn ton	42.4 mn ton
Sales of refined products in the Rest of Europe	4.65 bn liters	5.8 bn liters
Allocation of cash provided by operating activities
Capital expenditure	euro 31.8 bn	euro 335.2 bn
	four-year period 2002-2005	four-year period 2006-2009

(1)	Including upstream direct sales.
(2)	Free cash flow after capex.

Contents

ENI FACT BOOK / ACTIVITIES

Activities

EXPLORATION & PRODUCTION

Eni is engaged in exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico, Australia and areas with great development potential such as the Caspian Sea, the Middle and Far East, India and Alaska. In 2005 Eni produced 1,737,000 boe per day and, at 31 December 2005 it had proved reserves of 6,837 million boe.

GAS & POWER

Eni is engaged in natural gas supply, transmission, distribution and sale. In 2005, sales of natural gas totaled 96 billion cubic meters, including direct upstream sales in Europe. Eni’s gas pipeline network is about 31,000-kilometer long in Italy, while outside Italy Eni holds transmission rights on over 5,000 kilometers of pipelines.
In 2005, Eni transported 85.10 billion cubic meters of natural gas on the Italian network, of which 30.22 billion on behalf of third parties.
Through EniPower and its subsidiaries, Eni operates in power generation and sale in its power stations at Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara with a total installed capacity of 4.5 gigawatts at 31 December 2005.	REFINING & MARKETING

Eni is the first operator in refining in Italy. In the marketing of refined products Eni is the market leader in Italy through its Agip brand and holds relevant positions in the rest of Europe.
In 2005, sales of refined products totaled 51.6 million tonnes, of which 30.3 millions in Italy. Refining throughputs, including refining on behalf of third parties amounted to 40.5 million tonnes, of which approximately 36 in Italy.

OILFIELD SERVICES CONSTRUCTION
AND ENGINEERING

Eni through Saipem (Eni’s interest 43%) is one of the world leaders in the construction of large offshore projects for the oil industry and in subsea pipelaying and construction of production platforms. Eni owns and operates a fleet of world class marine service vessels, able to drill wells over 9,000 meters deep in water depths of up to over 3,000 meters and to lay pipelines in water depths up to 3,000 meters. Eni through Snamprogetti (Eni’s interest 100%) is one of the world’s largest operators in the construction of plants for the oil and petrochemical industries based on advanced operating and technological know-how in particular in hydrocarbon production, treatment and transport as well as natural gas and heavy crudes upgrading. The recently decided integration of Saipem and Snamprogetti creates a world leader in this industry and confirms Eni’s commitment to these activities.

Contents

ENI FACT BOOK / INTEGRATION

Integration	Eni’s business portfolio is characterized by a strong vertical integration, which allows for efficient long-term planning. This advantage is essential in the uncertain scenario of international oil prices and reduces the impact of price volatility on Eni’s results.

Availability of oil and oil products in 2005
(million tonnes)

PRODUCTION IN ITALY 4.31
PRODUCTION OUTSIDE ITALY 51.25
SEMI-FINISHED PRODUCTS
OIL
PURCHASES FROM THIRD PARTIES 3.58
PURCHASES FROM THIRD PARTIES 29.18
AVAILABLE FROM PRODUCTION 55.56
SALES TO MARKET 18.28
SALES TO ENI'S REFINING SEGMENT 37.30
AVAILABLE FOR REFINING 70.06
PROCESSING ON OWN ACCOUNT IN ITALY 34.22
TRADING OF CRUDES 31.07
PROCESSING ON OWN ACCOUNT OUTSIDE ITALY 4.57
TRANSPORT LOSSES 0.20
PURCHASES AND CHANGES IN INVENTORIES 4.85
PRODUCTION 32.35
PRODUCTION 4.33
PURCHASES AND CHANGES IN INVENTORIES 11.19
CONSUMPTION FOR POWER GENERATION 1.09
AVAILABILITY IN ITALY 37.20
EXPORT 5.82
AVAILABILITY OUTSIDE ITALY 21.34
OTHER SALES 6.69
RETAIL AND WHOLESALES SALES 20.53
PETROCHEMICALS 3.07
RETAIL AND WHOLESALES SALES 8.17
OTHER SALES 13.17

Availability of natural gas and electricity

E&P PRODUCTION IN ITALY 9.98
PURCHASES IN ITALY 0.75
PURCHASES OUTSIDE ITALY 75.71
E&P PRODUCTION OUTSIDE ITALY 9.56
AVAILABILITY 96.00
SALES IN ITALY 52.47
OWN CONSUMPTION 5.54
SALES IN REST OF EUROPE 31.29
SALES OUTSIDE EUROPE 1.85
E&P DIRECT SALES IN EUROPE 4.85
WHOLESALERS 12.05
OTHER ENI SEGMENTS 1.13
INDUSTRIES 13.07
ENI'S POWER GENERATION SEGMENT 4.41
POWER GENERATION 22.77
POWER GENERATION 17.60
RESIDENTIAL 7.80
GAS RELEASE 1.95
Natural gas (billion cubic meters)
Electricity (terawatthours)

Contents

ENI FACT BOOK / MAIN DATA

Main data

Key financial data	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Net sales from operations	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382	57,545	73,728
Operating profit (1)	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,463	12,399	16,827
Exploration & Production	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746	8,017	8,185	12,574
Gas & Power	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627	3,463	3,428	3,321
Refining & Marketing	214	578	730	478	986	985	321	583	965	1,080	1,857
Petrochemicals	101	187	-	(362)	4	(415)	(126)	(176)	271	320	202
Oilfield Services Construction and Engineering	159	169	198	149	144	255	298	311	260	203	307
Other activities							(214)	(293)	(244)	(395)	(902)
Corporate and financial companies	(98)	(138)	(168)	(199)	(143)	(168)	(196)	(281)	(269)	(363)	(391)
Unrealized profit in inventory										(59)	(141)
Activities to be divested	(52)	(53)	(57)
Adjusted operating profit						10,482	8,959	9,958	12,469	12,582	17,558
Net profit	2,299	2,643	2,328	2,857	5,771	7,751	4,593	5,585	7,274	7,059	8,788
Adjusted net profit						5,757	4,923	5,096	6,669	6,645	9,251
Net cash provided by operating activities	5,029	6,515	6,864	8,248	10,583	8,084	10,578	10,827	12,362	12,500	14,936
Capital expenditure and investments	3,959	4,362	5,589	5,597	9,815	11,270	9,414	13,057	7,819	7,815	7,560
Capital expenditure	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,503	7,499	7,414
Investments	167	193	437	114	4,384	4,664	1,366	4,255	316	316	146
Shareholders’ equity including minority interest	13,969	16,244	17,390	19,749	24,073	29,189	28,351	28,318	32,466	35,540	39,217
Net borrowings	9,559	8,050	7,070	6,267	7,742	10,104	11,141	13,543	10,228	10,443	10,475
Net capital employed (1)	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861	42,694	45,983	49,692
Exploration & Production	5,554	6,469	6,862	9,279	12,646	18,252	17,318	17,340	17,992	17,937	20,196
Gas & Power	8,121	8,518	8,289	8,481	10,721	12,777	12,488	15,617	16,160	18,387	18,978
Refining & Marketing	4,249	4,071	4,186	4,028	4,563	4,476	5,093	5,089	4,343	5,081	5,993
Petrochemicals	3,504	3,099	2,956	2,604	2,581	1,075	2,130	1,821	2,033	2,076	2,018
Oilfield Services Construction and Engineering	(63)	195	392	1,103	1,395	1,635	2,335	2,119	2,084	2,403	2,844
Corporate and financial companies and other activities	2,163	1,942	1,775	521	(91)	1,078	128	(125)	82	277	2
Unrealized profit in inventory										(178)	(339)
Return On Average Capital Employed (ROACE) (%)	11.4	12.2	10.7	12.5	21.5	23.9	13.7	15.6	18.8	16.6	19.5
ROACE at replacement cost										16.0	18.0
Leverage	0.68	0.5	0.41	0.32	0.32	0.35	0.39	0.48	0.31	0.29	0.27

(1)	From 2002 Eni’s non-core activities are grouped as follows:
- “Other activities” including Syndial (former EniChem) and other diversified companies (such as Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);
- “Corporate and financial companies” including Eni Corporate, Sofid and other financial companies, formerly included in “Other activities”.

Key market indicators	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Average price of Brent dated crude oil (1)		20.67	19.10	12.74	17.87	28.39	24.46	24.98	28.84	38.22	54.38
Average EUR/USD exchange rate (2)		1.255	1.137	1.115	1.067	0.924	0.896	0.946	1.131	1.244	1.244
Average price in euro of Brent dated crude oil		16.47	16.80	11.43	16.75	30.73	27.30	26.41	25.50	30.72	43.71
Average European refining margin (3)		1.52	1.86	1.99	1.21	3.99	1.97	0.80	2.65	4.35	5.78
Euribor - three-month euro rate	(%)	8.8	6.9	5.0	3.0	4.4	4.3	3.3	2.3	2.1	2.2

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents

ENI FACT BOOK / MAIN DATA

Selected operating data	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Exploration & Production
Proved reserves of hydrocarbons at period end	(mn boe)	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272	7,218	6,837
Reserve life index	(y)	13.1	13.6	13.4	14.0	14.0	13.7	13.2	12.7	12.1	10.8
Daily production of hydrocarbons	(th boe/d)	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562	1,624	1,737
Gas & Power
Sales of natural gas to third parties	(bn cm)	56.03	55.94	58.41	62.92	62.63	63.72	64.12	69.49	72.79	77.08
Own consumption of natural gas	(bn cm)					2.00	2.00	2.02	1.90	3.70	5.54
Sales to third parties and own consumption	(bn cm)					64.63	65.72	66.14	71.39	76.49	82.62
Sales of natural gas of affiliates and relevant companies (Eni’s share)	(bn cm)	0.11	0.13	0.16	0.16	0.87	1.38	2.40	6.94	7.32	8.53
Total sales and own consumption of natural gas	(bn cm)	56.14	56.07	58.57	63.08	65.50	67.10	68.54	78.33	83.81	91.15
Natural gas transported on behalf of third parties in Italy	(bn cm)	2.42	4.35	6.07	6.90	9.45	11.41	19.11	24.63	28.26	30.22
Electricity production sold	(TWh)					4.77	4.99	5.00	5.55	13.85	22.77
Refining & Marketing
Products available from processing	(mn ton)	37.80	36.40	40.10	38.31	38.89	37.78	35.55	33.52	35.75	36.68
Balanced capacity of wholly-owned refineries at period end	(th bbl/d)	664	664	664	664	664	664	504	504	504	524
Utilization rate of balanced capacity of wholly-owned refineries	(%)	87	94	103	96	99	97	99	100	100	100
Sales of refined products	(mn ton)	51.36	51.60	54.19	51.82	53.46	53.24	52.24	50.43	53.54	51.63
Service stations at period end (in Italy and outside Italy)	(units)	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647	9,140	6,282
Average throughput per service station (in Italy and outside Italy)	(th liters/y)	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771	1,970	1,926
Oilfield Services Construction and Engineering
Orders acquired	(mn euro)	2,965	3,865	3,248	2,600	4,726	3,716	7,852	5,876	5,784	8,188
Order backlog at period end	(mn euro)	4,374	5,180	4,934	4,439	6,638	6,937	10,065	9,405	8,521	9,964

Employees at period end	(units)	83,424	80,178	78,906	72,023	69,969	72,405	80,655	75,421	70,348	72,258

Contents

ENI FACT BOOK / MAIN DATA

Share data	Italian GAAP	IFRS

1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Net income (1)	(euro)	0.57	0.66	0.58	0.71	1.44	1.98	1.20	1.48	1.93	1.87	2.34
Dividend	(euro)	0.248	0.289	0.310	0.362	0.424	0.750	0.750	0.750	0.90	0.90	1.10
Dividends paid (2)	(mn euro)	992	1,157	1,239	1,446	1,664	2,876	2,833	2,828	3,384	3,384	4,096
Cash flow	(euro)	1.26	1.63	1.72	2.06	2.65	2.07	2.76	2.87	3.28	3.31	3.97
Dividend yield (3)	(%)	3.1	2.8	2.9	3.4	3.2	5.6	5.2	5.1	4.9	4.9	4.7
Net income per ADS (4)	(US dollar)	1.46	1.44	1.36	1.43	2.71	3.52	2.52	3.72	5.22	5.06	5.54
Dividend per ADS (4)	(US dollar)	0.57	0.63	0.64	0.47	0.72	1.48	1.71	1.83	2.17	2.17	2.63
Cash flow per ADS (4)	(US dollar)	3.19	3.55	4.02	4.16	4.98	3.68	5.79	7.22	8.87	8.96	9.40
Dividend yield per ADS (3)	(%)	2.8	2.8	2.6	3.2	3.0	6.2	5.8	5.0	4.4	4.4	4.7
Pay-out	(%)	43	44	53	51	29	37	62	51	47	48	47
Number of shares at 31 December representing share capital	(106)	3,999.6	3,999.6	4,000.1	4,001.1	4,001.1	4,001.3	4,001.8	4,002.9	4,004.4	4,004.4	4,005.4
Average number of shares outstanding in the year (5)	(106)	3,999.6	3,999.6	4,000.1	4,001.3	3,995.1	3,911.9	3,826.9	3,778.4	3,771.7	3,771.7	3,758.5
TSR	(%)	44.9	32.8	10.1	(0.4)	29.2	6.0	13.1	4.3	28.5	28.5	35.3

(1)	Calculated on the average number of Eni SpA shares outstanding during the year.
(2)	Per fiscal year. 2005 data are estimated.
(3)	Ratio between dividend of the year and average share price in December.
(4)	One ADS represents 2 shares. Net income, dividends and cash flows were converted at the Noon Buying Rate of 31 December (1 EUR=1.1842 USD as of 31 December 2005). Dividends of 1995-2004 were converted at the Noon Buying Rate of the pay-out date.
(5)	Calculated by excluding own shares in portfolio.

Contents

ENI FACT BOOK / MAIN DATA

Share information	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Share price - Milan Stock Exchange
High	(euro)	8.33	11.36	13.80	12.60	14.50	15.60	17.15	15.75	18.75	24.96
Low	(euro)	5.67	8.06	9.19	10.18	9.54	11.56	12.94	11.88	14.72	17.93
Average	(euro)	7.05	9.79	11.28	11.40	11.78	14.10	15.29	13.64	16.94	21.60
End of period	(euro)	8.06	10.43	11.21	10.88	13.64	14.05	15.15	14.96	18.42	23.43
ADS price (1) - New York Stock Exchange
High	(US dollar)	53.00	63.13	73.50	69.00	64.88	69.70	82.11	94.98	126.45	60.54
Low	(US dollar)	34.38	48.13	50.50	52.38	46.56	52.50	60.90	66.15	92.35	47.4
Average	(US dollar)	44.16	55.62	63.04	60.94	54.18	63.22	72.20	77.44	105.60	53.62
End of period	(US dollar)	51.63	57.06	67.75	55.13	64.31	61.96	78.49	94.98	125.84	55.78

Average daily exchanged shares	(mn share)	5.9	7.9	11.1	12.3	17.3	17.4	19.4	22.0	20.0	28.5
Value	(mn euro)	42.7	78.8	126.0	141.0	203.9	245.0	295.4	298.5	338.7	620.7
Number of shares outstanding at period end (2)	(106)	3,999.6	3,999.6	4,000.1	4,001.1	3,956.7	3,846.9	3,795.1	3,772.3	3,770.0	3,727.3
Market capitalization: (3)
EUR	(billion)	32.2	41.7	44.8	43.5	54	54	57.5	56.4	69.4	87.3
USD	(billion)	40.9	45.5	52.5	44	50.7	48.1	60.4	71.1	94.9	104.0

(1)	Each ADS represents 2 shares.
(2)	Excluding treasury shares.
(3)	Number of outstanding shares by reference price at period end.

Data on Eni share placements	1995	1996	1997	1998	2001

Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of shares placed	(106)	601.9	647.5	728.4	608.1	200.1
of which through bonus shares	(106)		1.9	15.0	24.4	39.6
Percentage of share capital (1)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(mn euro)	3,254	4,596	6,869	6,714	2,721

(1)	Refers to share capital at 31 December 2005.

Methodological note: On 1 June 2001 Eni Shareholders’ Meeting resolved to convert the nominal value of Eni shares into euro and to group two shares of nominal value euro 0.5 into one share with nominal value one euro. In order to make an homogeneous comparison possible, data presented in the “Share data”, “Share Information” and “Data on Eni Share Placements” tables were calculated assuming that the above mentioned grouping occurred starting from the first year of each table.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION

Exploration & Production

STRATEGIES
Maintain strong production growth
Guarantee medium to long-term business sustainability by focusing on reserve replacement
Optimize asset portfolio
Continue to pursue operational efficiency
Develop in LNG business

Eni operates in the exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico and Australia. It also operates in areas with great exploration and production potential such as the Caspian Sea, the Middle and Far East, India and Alaska. In 2005, Eni produced 1,737,000 boe per day and, at 31 December 2005, Eni’s proved reserves totaled 6,837 million boe. Eni is pursuing an aggressive production growth strategy aimed at achieving a daily production target of over 2 million boe by 2009, with an average annual growth rate of 4%. Production growth will be pursued by leveraging in particular on the contribution of recently completed great development projects and projects in the development phase in Angola, Libya, Nigeria, Egypt, Iran, Algeria and Kazakhstan. Eni intends to pay special attention to reserve replacement in order to guarantee	the medium to long-term sustainability of its business. Eni intends to optimize its portfolio of development properties by focusing on core areas seeking for new opportunities and divesting marginal assets. Eni intends to develop its LNG business also through the purchase of interests in liquefaction plants in order to better exploit its natural gas reserves in North and West Africa.
In exploration activities Eni intends to renew its portfolio of properties focusing on areas with a high mineral potential, building on its own tangible and intangible assets in core areas (in particular Egypt, Nigeria, the United States, Italy and Norway) and starting exploration in newly acquired areas (in particular Alaska, Libya and India).
Eni will continue to improve its performance by searching for operating solutions with lower operating costs and synergies.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN RESULTS

Main results

Oil and natural gas production for the year 2005 grew a solid 7% to above 1.7 mn boe/day. Excluding the adverse impact of lower entitlements in certain Production Sharing Agreements (PSA) and buy-back contracts due to higher oil prices, this increase was 9%. Eni intends to maintain a strong production growth rate in the medium-term leveraging in particular on organic growth and targeting a production level of over 2 million boe/day in 2009, with a compound average growth rate of 4%

Net proved reserves of oil and natural gas were 6.84 billion boe at year-end, down 381 mn boe from 2004 due to an estimated 478 mn boe adverse impact related to lower entitlements in certain PSAs and buy-back contracts due to higher oil prices (58.205 dollar per barrel at year-end 2005 as compared to 40.47 at year-end 2004). Excluding the price impact, the reserve replacement ratio was 115%. In the medium term reserve replacement will be supported by the high mineral potential of assets located in core areas such as the Caspian Sea, West and North Africa. The average reserve life index is 10.8 years (12.1 at 31 December 2004)

In May 2005, the new setup of the consortium operating the North Caspian Sea PSA was defined. As a result of the transaction Eni’s operatorship interest in the Kashagan project increased from 16.67% to 18.52%. The development plan of the field located in the Kazakh offshore section of the Caspian Sea aims at producing up to 13 billion barrels of recoverable reserves through partial gas reinjection and a $29 billion capital expenditure ($5.4 net to Eni). The production plateau is targeted at over 1.2 million barrels/day. At 31 December 2005, the total amount of contracts awarded for the development of the field was over dollar 8.8 billion for	the completion of the first phase of the field’s development plan (sections 1 and 2). In the blocks included in the North Caspian PSA a total of 13 exploration and appraisal wells was drilled leading to the discovery of hydrocarbons and to the definition of five fields: Kashagan, Kalamkas, Aktote, Kairan and Kashagan SW

As part of the Western Libyan Gas Project (Eni’s interest 50%) in August 2005 the offshore Bahr Essalam field was started-up, less than a year after the start-up of the onshore Wafa field. Peak production of the two fields is expected in 2006 at 256,000 boe/day (128,000 net to Eni). When fully operational in 2007 volumes produced and carried to Italy via the Greenstream pipeline will be 8 billion cubic meters/year of natural gas (4 billion net to Eni) already booked under long term supply contracts with operators

In Angola in July 2005 as part of Phase B of the development of discoveries in the Kizomba offshore area in Block 15 (Eni’s interest 20%) the Kissanje and Dikanza fields were started up five months ahead of schedule. The fields hold recoverable reserves of approximately 730 million barrels. Production peaked at 47,000 barrels/day net to Eni at year end 2005

In the last part of 2005 the following fields were started up: (i) the Bonga oil field (Eni’s interest 12.5%), situated offshore Nigeria holding recoverable reserves of about 570 mn boe; production is expected to peak at over 200,000 barrels/day (23,000 net to Eni) in 2006; (ii) the Kristin oil and gas field (Eni’s interest 9%) located in the Norwegian Sea holding recoverable reserves of over 500 mn boe, production is expected to peak at 218,000 boe/day (18,000 net to Eni) in 2007

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN RESULTS

As part of its strategy of expansion in areas with high mineral potential, Eni enhanced its portfolio of mineral rights via acquisition of exploration permits and production licenses located in Libya, India, Alaska, Brazil, Nigeria, Australia, Pakistan and the Gulf of Mexico for a total acreage of about 67,000 square kilometers (44,000 net to Eni, of these 93% as operator)

As part of the initiatives aimed at identifying new routes for exporting Eni’s production from fields in the Caspian Sea, an agreement has been reached for the preparation of a feasibility study on the development of a new oil pipeline 550-kilometer long with transport capacity of 1.5 million barrels of oil per day connecting the Turkish port of Samsun, on the Black Sea, with Ceyhan, on Turkey’s Mediterranean coast. The construction of a pipeline represents the most efficient alternative to the transportation of oil by ship through the straits of the Bosporus and Dardanelles	In September 2005 Eni and the Indian Oil & Natural Gas Corporation signed a memorandum of understanding establishing mutual cooperation between the companies aimed at finding new exploration and production opportunities. In particular, the companies will exchange information on a range of deep offshore exploration projects in India and in other countries, with an option to exchange equity interests in selected upstream and midstream projects

A total of 52 new exploratory wells were drilled (21.8 of which represented Eni’s share). Overall success rate was 39.3% (47.4% representing Eni’s share). The major discoveries and extensions of existing discoveries were achieved in Egypt (offshore in the Gulf of Suez and in the Nile Delta), Italy (onshore in Central Italy), Algeria (onshore), Norway (Barents Sea) and offshore in Australia, China, Nigeria, Brazil and the United Kingdom

Main financial data	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Revenues	6,578	6,897	5,206	6,840	12,308	13,960	12,877	12,746	15,349	15,346	22,477
Operating profit	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746	8,017	8,185	12,574
Replacement cost operating profit										8,185	12,574
Adjusted operating profit						6,072	5,428	5,973	8,008	8,202	12,883
Expenditure for explorationand new exploration initiatives	555	677	755	636	811	757	902	635	499	499	656
Acquisitions of proved and unproved property	292	95	103	752	416	67	317	31			301
Expenditure in development and capital goods	816	1,550	2,024	1,880	2,312	3,452	4,396	5,015	4,413	4,354	4,007

Main operating data	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Proved hydrocarbon reserves	(mn boe)	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272	7,218	6,837
oil and condensates	(mn bbls)	2,484	2,844	2,881	3,137	3,422	3,948	3,783	4,138	4,008	3,773
natural gas	(mn boe)	2,191	2,229	2,374	2,397	2,586	2,981	3,247	3,134	3,210	3,064
Daily hydrocarbon production	(th boe/d)	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562	1,624	1,737
oil and condensates	(th bbls/d)	614	646	653	674	748	857	921	981	1,034	1,111
natural gas	(th boe/d)	370	375	385	390	439	512	551	581	590	626
Reserve life index	(years)	13.1	13.6	13.4	14	14	13.7	13.2	12.7	12.1	10.8

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ENI FACT BOOK / EXPLORATION & PRODUCTION - PRODUCTION

PRODUCTION
Italy
In 2005, Eni’s hydrocarbon production in Italy totaled 261,000 boe/day and represented 15% of Eni’s total production. Eni’s exploration and development interests in Italy are concentrated in the Adriatic Sea, the Central Southern Apennines, Sicily and the Sicilian offshore and the Po Valley.
Natural gas production averaged 175,000 boe/day and represented approximately 67% of Eni’s hydrocarbon production in Italy. Eni’s principal natural gas fields are located in the Adriatic Sea (Barbara, Angela/Angelina, Porto Garibaldi/Agostino, Cervia/Arianna, Porto Corsini, Regina and Bonaccia which collectively accounted for 50% of Eni’s natural gas production in Italy in 2005) and in the Ionian Sea (Luna, which accounted for 9%).
Sidetracking and infilling actions performed in 2005 on mature natural gas fields will cause an increase in production of about 13,000 boe/day when fully operational.

Daily production of oil in Italy averaged 86,000 barrels. Eni’s three major oil fields, Val d’Agri in Southern Italy, Villafortuna in the Po Valley and Gela in Sicily, represented 82% of Eni’s total oil production in Italy in 2005. Other oil fields are Aquila in the Adriatic offshore of Southern Italy, Rospo in the Adriatic Sea, Prezioso and Vega offshore southern Sicily, Giaurone and Ragusa in Sicily.

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In the Val d’Agri the expected production peak of 114,000 boe/day (73,000 boe/day net to Eni, of which about 88% was oil) was reached as planned. Oil production derives from the first 19 wells drilled of the 38 foreseen by the development plan.

In December 2005 Eni acquired a 90% interest in Sarcis SpA holding onshore exploration permits and concessions in Sicily.	Production is expected to decrease slightly in the medium term as a result of production declines in mature fields, whose impact will be offset in part by the expected production increase in Val d’Agri and by initiatives for maintaining production levels in natural gas. Italy remains the fist country in terms of production for Eni.

North Africa
Egypt
Eni has been present in Egypt since 1954 and is the leading international oil operator with a production that in 2005 accounted for 45% of Egypt’s total annual hydrocarbon production.

In 2005 oil and condensate production averaged 90,000 barrels/day net to Eni and came mainly from the Eni operated Belayim and Ashrafi fields in the Gulf of Suez and Melehia in the Western Desert, which covered 74% of Eni’s production in Egypt.

In 2005, natural gas daily production averaged 123,000 boe net to Eni. The main natural gas producing interests operated by Eni are concentrated in the Nile Delta: onshore the Abu Madi and el Qar’a interests and in the Mediterranean offshore, the North Port Said (former Port Fouad), Baltim, Ras el Barr and el Temsah interests. Production from these concessions covered nearly all of Eni’s natural gas production in Egypt. In 2005 production started at the el Temsah 4 platform and at the Barboni and Baltim North fields as part of the development plan of offshore reserves.

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In January 2005 the LNG plant in Port Said was started up. The plant (owned by United Gas Derivatives Co - Eni’s interest 33%) has a treatment capacity of 31 million cubic meters of gas per day and yearly production of 330,000 tonnes of propane, 280,000 tonnes of LPG and 1.2 million barrels of condensates.
In January 2005 the LNG production plant at Damietta was started-up (see details in “Gas & Power” below). The plant (Eni’s interest 40%) has a treatment capacity of about 7 billion cubic meters/year. Eni will supply 3 billion cubic meters/year of natural gas to this plant in the next 20 years. A second liquefaction train is going to be installed with the same capacity as the first one. Eni will supply equity gas to this line as agreed in an intent protocol signed with the Egyptian Government in March 2005.

In the medium term Eni’s hydrocarbon production in Egypt is expected to increase thanks to the development of natural gas reserves, partly offset by the decline of mature oil fields.

Libya
Eni started operations in Libya in 1959 and is the leading international operator, with oil fields operated by Eni accounting for approximately 19% of Libya’s annual oil production. In 2005 Eni’s hydrocarbon production averaged 164,000 boe/day, of these 73% was liquids.

The main oil, condensates and gas fields operated by Eni are Wafa onshore in permit NC-169 A and Bahr Essalam located in the NC-41 permit in the Mediterranean offshore north of Tripoli started up in September 2004 and August 2005, respectively, as part of the Western Libyan Gas Project (Eni’s interest 50%). Production from the two fields is treated at the Mellitah plant under completion on the Libyan coast. Natural gas is carried to Italy through the underwater Greenstream pipeline.
In 2005 the two fields produced 74,000 boe/day. When fully operational they will yield 10 billion cubic meters of natural gas per year, of these 8 billion will be exported to Italy (Eni’s interest 50%). Total peak production at 256,000 boe/day (128,000 boe/day net to Eni) is expected in 2006.

Other significant fields are: (i) Bu-Attifel (Eni’s interest 50%) onshore in the central-eastern desert and Bouri (Eni’s interest 30%) in the Mediterranean offshore facing Tripoli which accounted for 43% of Eni’s production in Libya in 2005; (ii) Elephant in the NC-174 onshore permit in the south-western desert (Eni’s interest 23.33%) which in 2005 produced 9,000 barrels/day net to Eni. The development of this field aims at reaching peak production of 150,000 barrels/day (35,000 net to

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ENI FACT BOOK / EXPLORATION & PRODUCTION - PRODUCTION

Eni) in 2006. Production is currently treated at existing facilities and at the Mellitah plant under upgrading linked through a 725-kilometer long pipeline which started operations in October 2005.	In the medium term the reaching of full production of fields part of the Western Libyan Gas Project and of the Elephant will lead Eni’s hydrocarbon production in Libya to 220,000 boe/day.

Algeria
Eni has been present in Algeria since 1981. In 2005, Eni’s oil production averaged 86,000 barrels/day. The principal oil producing fields operated by Eni are located in the Bir Rebaa area in the south-eastern desert (Blocks 401a, 402a, 403, 403a and 403d) which accounted for approximately 52% of Eni’s production in 2005. The main development project underway (ROM Integrated Project) aims at a production peak of 31,000 barrels/day (16,000 net to Eni) in 2009.
The main fields operated by Eni are HBN, HBNS, HBNSE and satellites (Eni’s interest 12.25%) and Ourhoud (Block 404 - Eni’s interest 4.59%), which in 2005 accounted for approximately 48% of Eni’s production in
Algeria. Eni holds a 12.25% interest in the el Merk Synergy project for the development of the fields in Block 208 (EKT, EMN, EME and EMK) located south of Bir Rebaa aimed at starting production in 2008 with a production peak of 155,000 barrels/day (13,000 net to Eni) in 2010. In Block 212 (Eni operator with a 33.6% interest) the IAN and EOR fields are going to be developed by exploiting the synergies with the production facilities of Block 208, with production targeted to start in 2009.
In the medium term Eni’s oil production is expected to increase targeting 100,000 barrels/day.

Italy
ALGERS
Bejaia
Skikda
TUNIS
Pantelleria Is. (Italy)
MAAMOURA
BARAKA
Lampedusa Is. (Italy)
TO ITALY
ALGERIA
TUNISIA
GASLINE TRANSMED
MAHARES
Es Skhirra
Gulf of Gabes
Djerba Island
Mediterranean Sea
BOURI
Gabes
TRIPOLI
EL BORMA
DJEBEL GROUZ
MAKROUGA
OUED ZAR
HAMMOUDA
LARICH
DEBECH
BIR REBAA N
BIR REBAA W
BIR REBAA SW
ROM
ROME
ZEK
ZEA
SFNE
ROD
BSFN
BSF
RDB
HBN
HBNS
BKNE
HBNSE
RBK
QBN
ORD
EKT
EMN
EMK
EME
WAFA
NC 40A
ELEPHANT
LIBYA
Gulf of Sirte
Bengazi
Tobruk Terminal
Ez Zuweitina Terminal
200 m
BU ATTIFEL
UU-82
OO
RIMAL
KATIB
0 100 km
Permits
Prod./Dev. area
Oil fields
Gas fields
Oil/Gas fields
Oil discovery
Gas discovery
Pipeline
Gas line
Terminals

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ENI FACT BOOK / EXPLORATION & PRODUCTION - PRODUCTION

West Africa
Nigeria
Eni has been present in Nigeria since 1962. In 2005, Eni’s hydrocarbon production averaged 152,000 boe/day and fields operated by Eni accounted for approximately 15% of Nigeria’s hydrocarbon production.

Eni’s principal producing fields in Nigeria are located in: (i) four onshore blocks (OML 60, 61, 62 and 63) in the Niger Delta (Eni’s interest 20%), which in 2005 accounted for 35% of Eni’s production in Nigeria; (ii) the offshore OML 125 block (Eni’s interest 50.19%), where the Abo field is located which produced over 14,000 barrels/day net to Eni in 2005. The development of other levels of the Abo field will allow to reach a production peak of 38,000 barrels/day (15,000 net to Eni) in 2007; (iii) the offshore OML 119 block, operated through a service contract, where the Okono and Okpoho oil fields are located, which produced 55,000 barrels/day (19,000 net to Eni) in 2005.
Eni holds a 12.5% interest in offshore block OML 118 where in November 2005 the Bonga oil field was started-up, with a production peak of over 200,000 barrels/day (23,000 net to Eni) expected in 2006.

In 2005 Eni acquired as operator a 40% interest in the OML 120 and OML 121 offshore blocks, where the Oyo field was discovered.

Eni holds a 10.4% interest in the Bonny’s liquefaction plant located in the eastern Niger Delta. The plant is currently working on 5 trains with a total production capacity of 17 million tonnes/year of LNG, corresponding to approximately 23 billion cubic meters/year of natural gas feedstock. A sixth train with production capacity of 4.1 million tonnes/year is under

NIGERIA
Gulf of Guinea
Benin City
Asaba
Awka
Enugu
Owerri
Umuahia
Uyo
Calabar
Niger River
P. Harcourt
Escravos Terminal
Forcados Terminal
Brass Terminal
Bonny Terminal
Qua Iboe Terminal
ABO NORTH
ABO
OYO 1
BONGA
OPUAMA
SAPELE
AMUKPE
NORTH OBEN
OKPAI
KOKORI
AKATA
UTAPATE SOUTH
OPOBO
KALAEKULE
OKONO
OKPOHO 1
AGBARA
DORO
200 m
500 m
1,000 m
25 km
Permits
Prod./Dev. area
Oil fields
Gas fields
Oil discovery
Pipeline
Gas line

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ENI FACT BOOK / EXPLORATION & PRODUCTION - PRODUCTION

construction; the seventh is being engineered. These upgradings will bring total capacity to about 30 million tonnes/year, corresponding to about 41 billion cubic meters/year by 2011 (See “Development Initiatives” below). Development initiatives for guaranteeing natural gas supplies to the plant include: (i) blocks OML 60 and 61; (ii) the integrated associated gas gathering project, which includes the development of the Forcados/Yokri oil and gas fields with expected start-up in 2006. When the 6-train plant is in full operation, Eni will supply 7.6 million cubic meters/day of its natural gas (46,000 boe/day).

Eni also holds a 5% interest in the 31 onshore blocks and a 12.86% interest in the 5 offshore blocks of NASE, the largest oil joint venture in the country. In 2005 production of this joint venture net to Eni accounted for about 34% of Eni’s production in Nigeria.
Eni holds a 20% interest in the Kwale-Okpai combined cycle power station which started operations in April 2005, with a generation capacity of 480 megawatts. The power station will be fired with gas from the Kwale fields in Block OML 60 which will provide 2 million cubic meters/day from 2006. The project is part of the Nigerian Government’s and Eni’s plan for zero gas flaring.

In the medium term, the development initiatives underway will lead to increase Eni’s production in Nigeria to approximately 200,000 barrels/day.

Congo
Eni has been present in Congo since 1968 and its production was 67,000 boe/day in 2005 (mostly oil).
Eni is the second largest international oil producer, with oil fields operated by Eni accounting for 28% of Congo’s total oil production in 2005 (66,000 barrels/day net to Eni). Eni’s principal oil producing interests operated in Congo are located in the offshore facing Pointe Noire: the Zatchi, Foukanda, Mwafi and Djambala fields (Eni’s interest 65%), the Loango field (Eni’s interest 50%) and the Kitina field (Eni’s interest 35.75%) operated by Eni accounted for approximately 59% of Eni’s production in Congo in 2005.
Eni holds a 35% interest in the Pointe Noire Grand Fond and Pex permits.

In the medium term Eni’s daily production is expected to remain stable.	Angola
Eni has been present in Angola since 1980. In 2005 Eni’s oil production averaged 122,000 barrels/day. Eni’s main oil producing fields are located in Block 0 in Cabinda (Eni’s interest 9.8%), Block 14 and Block 15 (Eni’s interest 20%).
The main oil fields in Block 0 are Takula, Nemba and Malongo. In the first half of 2005 production started at the North Sanha/Bomboco oil, condensate and LPG fields, with peak production targeted at 100,000 barrels/day (10,000 net to Eni) in 2007. In 2005 production from this block (38,000 barrels/day) accounted for approximately 31% of Eni’s production in Angola.
The main field in the deep waters of Block 14 is Kuito which in 2005 produced approximately 58,000 barrels/day (10,000 net to Eni). In this block development is underway of the Benguela/Belize

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(started-up in January 2006) and Lobito/Tomboco oil fields, with start-up expected in the second half of 2006. Peak production of the four fields at 188,000 barrels/day (32,000 net to Eni) is expected in 2008 (see “Development Projects” below).
In Block 15 the Hungo and Chocalho fields, started-up in August 2004, and the Kissanje and Dikanza fields, started-up in July 2005 within phase A and B of the development of the Kizomba area are now in production. Both fields are developed by means of an FPSO unit. Peak production of phase B at 250,000 barrels/day (47,000 net to Eni) was reached in late 2005. Peak production of phase A at 250,000 barrels/day (43,000 net to Eni) is expected in 2006 and will be kept at the same level by means of additional production from marginal fields. In the same area the Mondo and Saxi/Batuque fields are under development (see “Development Projects” below).
Another relevant field in Block 15 is Xikomba. In 2005 production from Block 15 (70,000 barrels/day) accounted for approximately 56% of Eni’s production in Angola.
In the medium term, the reaching of full production of fields started-up in 2005 and the contribution of new development projects will allow Eni’s production to increase to approximately 200,000 barrels/day.

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ENI FACT BOOK / EXPLORATION & PRODUCTION - PRODUCTION

North Sea
United Kingdom
Eni has been present in the United Kingdom since 1964. In 2005 Eni’s net production of hydrocarbons averaged 145,000 boe/day. Eni’s principal producing interests in the United Kingdom are the Elgin/Franklin (21.87%) and MacCulloch (40%) fields located in the Liverpool Bay areas (Eni’s interest 53.9%) and in the J-Block (33%). In 2005 these fields accounted for 77% of Eni’s production in the United Kingdom.

Development activities concerned: (i) the start-up of the Farragon field (Eni’s interest 30%); (ii) linkage of the gas and condensate Glenelg (Eni’s interest 8%) and West Franklin (Eni’s interest 21.87%) fields to the Elgin Franklin production platform.

In the medium term, Eni’s hydrocarbon production is expected to decline due to the decline of mature fields.

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ENI FACT BOOK / EXPLORATION & PRODUCTION - PRODUCTION

Norway
Eni has been operating in Norway since 1964. In 2005 Eni’s hydrocarbon production averaged 138,000 boe/day. Eni’s principal producing interests are the Ekofisk field (12.39% interest) in the North Sea and the Aasgard, Mikkel (both with a 14.9% interest) and Norne (Eni’s interest 6.9%) fields in the Norwegian Sea which accounted for 90% of Eni’s production in Norway in 2005.

In the last months of 2005 start-ups were at: (i) the Kristin gas and oil field (Eni’s interest 8.25%) located near Aasgard and Norne with production expected to peak at 218,000 boe/day (18,000 net to Eni) in 2007 (see “Development Projects” below); (ii) the Svale and Staer mainly oil fields (Eni’s interest 11.5%) connected to the Norne production facilities, with peak production of 56,000 boe/day (approximately 6,000 net to Eni) expected in 2006. Development is expected of the following fields: (i) Tofte, to be connected to the Kristin platform; (ii) Tyrihans (Eni’s interest 7.9%) to be developed with the same facilities used for Kristin, along with the latter’s production decline, and with start-up expected in 2009.

In the medium term, production is expected to increase from current levels.

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ENI FACT BOOK / EXPLORATION & PRODUCTION - PRODUCTION

Rest of the World
United States
Eni has been present in the United States since 1966 and holds various mineral interests in the Gulf of Mexico and Alaska. In 2005 Eni’s hydrocarbon production averaged 33,000 boe/day and was obtained in the Gulf of Mexico. The main producing fields operated by Eni are Allegheny (Eni’s interest 100%) and King Kong (Eni’s interest 50%). Another relevant field is Medusa (Eni’s interest 25%). These fields accounted for 71% of Eni’s production in 2005.

In May 2005 the K2 oil field (Eni operator of the development phase with an 18.17% interest) was started-up. A peak production of 38,000 barrels/day (7,000 net to Eni) is expected in 2007.

In the medium term Eni’s production is expected to increase mainly due to the contribution of assets acquired in Alaska.

Texas
Louisiana
Mississippi
Houston
New Orleans
SABINE PASS AREA
WEST CAMERON AREA
EAST CAMERON AREA
VERMILION AREA
SOUTH MARSH ISLAND AREA
EUGENE ISLAND AREA
SOUTH PELTO AREA
GRAND ISLE AREA
WEST DELTA AREA
BRETON SOUND AREA
MOBILE
MAIN PASS AREA
VIOSCA KNOLL
SOUTH PASS AREA
COGNAC
MEDUSA
MISSISSIPPI CANYON
EUROPA
HIGH ISLAND AREA
GALVESTON AREA
BRAZOS AREA
MATAGORDA ISLAND AREA
MUSTANG ISLAND AREA
CORPUS CHRISTI
PORT ISABEL
PIOMBINO
SHIP SHOAL AREA
SOUTH TIMBALIER AREA
MORPHET
EWING BANK
GRAND ISLE SOUTH
ALLEGHENY
GREEN CANYON
KING KONG
ATWATER
MACARONI
GARDEN BANKS
EAST BREAKS
ALAMINOS CANYON
KEATHLEY CANYON
WALKER RIDGE
AMERY TERRACE
Gulf of Mexico
50 m
100 m
200 m
500 m
1,000 m
2,000 m
0
25 km
Permits
Prod./Dev. area
Oil fields
Gas fields
Gas discovery

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ENI FACT BOOK / EXPLORATION & PRODUCTION - PRODUCTION

Kazakhstan
Eni has been present in Kazakhstan since 1992. Eni is co-operator with British Gas with a 32.5% interest of the Karachaganak oil, gas and condensate field. In 2005 production from this field (net to Eni) averaged 64,000 barrels/day of liquids and 38,000 boe/day of natural gas. Most of the liquids produced are exported to Western markets through the Caspian Pipeline Consortium pipeline (Eni’s interest 2%). The pipeline connects the field to the Novorossiysk terminal on the Russian coast of the Black Sea. In 2005 exports amounted to 141,000 barrels/day (43,000 net to Eni). The development plan of the field provides for the maintenance of the current liquid production level and the production of additional gas reserves by means of a gas treatment plant and the drilling of production wells.

Within the North Caspian Sea PSA, in 2008 the Kashagan oil field operated by Eni with a 18.52% interest is expected to start-up (see “Development Projects” below).

In the medium term Eni’s production is expected to grow targeting an increase over the current level of 100,000 boe/day due to the contribution of natural gas produced at Karachaganak and the start-up of Kashagan.

Indonesia
Eni has been present in Indonesia since 2000. Eni’s producing interests are located in the onshore area in east Kalimantan (Borneo) regulated by the Sanga Sanga PSA (Eni’s interest 37.81%) operated by Virginia Indonesia Co in which Eni holds a 50% interest. This area produces mainly natural gas (about 80%). This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets.
In 2005 daily hydrocarbon production net to Eni averaged 27,000 boe/day.

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Venezuela
Eni has been present in Venezuela since 1998. In 2005 daily production averaged 61,000 barrels/day net to Eni and came from the Dación oil field. In April 2006 titles and mineral assets of this field were transferred to the Venezuelan state company PDVSA following the unilateral cancellation on part of PDVSA of the service contract regulating oil activities in the Dación field.
Eni holds a 26% interest in the Corocoro oil field in the West Paria Gulf block under development, located at the mouth of the Orinoco river. Production is expected to start in 2008 with a peak of 67,000 barrels/day (17,000 net to Eni) in 2009.

Pakistan
Eni has been present in Pakistan since 2000. In 2005 production net to Eni averaged 49,000 boe/day, mainly of natural gas. The main natural gas producing fields operated by Eni are Bhit (Eni’s interest 40%) and Kadanwari (Eni’s interest 18.42%), which in 2005 accounted for 43% of Eni’s production in Pakistan. Eni also holds interests in the Sawan (23.68%), Zamzama (17.75%), and Miano (15.16%) fields. In the first quarter of 2005 the Rehmat field (Eni’s interest 30%) was started-up.

In the medium term Eni’s production in Pakistan is expected to increase.

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Croatia
Eni through a 50/50 joint venture with INA, the national Croatian oil company, operates the Ivana natural gas field, located 40 kilometers west of Pola in the Adriatic offshore in approximately 40-meter deep waters. The field is operated through a main production platform, called Ivana A and three satellite platforms, Ivana B, D and E.

As part of the development plan of the natural gas discoveries in the area between the end of 2005 and the beginning of 2006 the Ika, Ida, Ivana C and K fields were started up. Production from these fields is sent to the Ivana K platform and from this platform through a 57-kilometer long pipeline to the Garibaldi K platform. A 43-kilometer long pipeline is under construction to reach the Croatian coast near Pula. Two fields, Katarina and Annamaria, are under development and are expected to start-up in late 2006 and early 2009, respectively.
In the medium term full production at the new fields will allow to increase Eni’s current production level by approximately 7,000 boe/day.

Iran
Eni has been present in Iran since 1957. In 2005 liquid production net to Eni averaged 35,000 barrels/day. The main producing oil fields operated by Eni under buy-back contracts are: (i) South Pars phases 4 and 5 (Eni operator with a 60% interest) in the offshore of the Persian Gulf. These phases were started up in 2004 and by 2006 are expected to produce 20 billion cubic meters/year of natural gas and over 90,000 barrels/day of condensates (33,000 net to Eni) required to cover costs incurred by Eni and remunerate capital employed by Eni; (ii) the Darquain oil field (Eni operator with a 60% interest) located onshore approximately 50 kilometers north-east of Abadan. On this field the second development phase is underway and aims at increasing production from the present 50,000 barrels/day to over 160,000 (14,000 net to Eni) through the increase of the existing treatment capacity, the drilling of new producing wells and the injection of gas. These two fields account for 85% of Eni’s production in Iran.
Eni also holds interests in the Dorood (45%) and Balal (45%) oil fields in the offshore of the Persian Gulf located respectively near the Kharg island and about 100 kilometers south-west of the Lavan island. The development of Dorood is expected to be completed at the end of 2006 with a peak production of 50,000 barrels/day.

In the medium term liquid production in Iran is expected to increase.

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Australia
Eni has been present in Australia since 2000. In 2005 hydrocarbon production net to Eni averaged 22,000 boe/day mainly of oil. Eni is operator with a 65% interest of the offshore Woollybutt oil field, which in 2005 accounted for 51% of Eni’s production in Australia.

Through a purchase Eni reached a 100% interest in permits WA 279-P and WA 313-P in the Bonaparte offshore basin off the northern coast of Australia where the Blacktip and Penguin fields are located. The Blacktip natural gas field is under development and its start-up is expected in 2009 at an initial level of 650 million cubic meters/year. Natural gas produced will be carried to a treatment plant onshore through a 100-kilometer long pipeline.
Eni holds a 12.04% interest in the liquids and gas Bayu Undan field where liquid production was started-up in 2004. Production of natural gas currently under development will be treated at the Darwin liquefaction plant which has a capacity of 3.5 million tonnes /year. In January 2006 the first shipment of LNG was made to the Japanese market. A production peak of 160,000 boe/day from this field (18,000 net to Eni) is expected in 2008.

In the medium term Eni’s hydrocarbon production in Australia is expected to increase.

Arafura Sea
BAYU UNDAN
Timor Sea
Darwin
BLACKTIP
Gulf of Carpentaria
Indian Ocean
Northern Territory
Great Sandy Desert
WOOLLYBUTT
North West Cape
Queensland
AUSTRALIA
Western Australia
Simpson Desert
Geraldton
South Australia
Perth
Great Australian Bight
Adelaide
0
100 km
Permits
Prod./Dev. area
Gas fields

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ENI FACT BOOK / EXPLORATION & PRODUCTION - EXPLORATION AREAS

Eni is among the best positioned companies in the new and most promising mining areas. In the future such areas will give a substantial contribution to the growth in Eni’s reserves and production.

EXPLORATION AREAS
Deep offshore
West Africa
In ANGOLA, Eni holds a 20% interest in offshore Blocks 14 and 15, where despite the intense exploration activity of the past few years, exploration potential is still relevant. Other offshore blocks where Eni holds interests are: Block 0 (former Cabinda - Eni’s interest 9,8%), whose exploration license was extended to 2030 and Block 14K/A-IMI (Eni’s interest 10%).
Offshore exploration activities were successful in the following areas: (i) Block 0 with the NFW 70-5X well that found hydrocarbons at a depth of 2,335 meters and yielded 2,000 barrels of oil/day and natural gas in test production; (ii) Block 14K/A-IMI with the drilling of the Lianzi-2ST and Lianzi-2OH appraisal wells on the Lianzi discovery which showed the presence of natural gas and oil and gas layers at a depth of more than 3,000 meters; (iii) Block 15 (Eni’s interest 20%) with the NFW Batuque-3 appraisal well which confirmed the presence of hydrocarbons at a depth of about 2,000 meters in a channel near to the Batuque discovery.

In NIGERIA Eni is operator of three deep offshore blocks: OPL 244 (Eni’s interest 90%), OPL 211 and OML 125 (former OPL 316) both with a 50.19% interest. Eni also holds a 12.5% interest in OML 118 and OPL 219, where appraisal activities on the Bolia oil discovery yielded positive results. Exploration is planned in Blocks OML 120 and OML 121 acquired in 2005 as operator with a 40% interest.

In the CONGO Eni holds relevant interests in two exploration blocks Mer Très Profonde Nord (Eni operator with a 60% interest) and Mer Très Profonde Sud (Eni’s interest 30%).

Gulf of Mexico
Eni holds interests in approximately 330 exploration licenses, 20 of these acquired in 2005, in particular is operator with interests varying from 30 to 100% in over 50 licenses. A wide exploration campaign is ongoing aimed at new discoveries in the proximity of producing fields, exploiting existing production and transport structures in the development phase.

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ENI FACT BOOK / EXPLORATION & PRODUCTION - EXPLORATION AREAS

North Sea
In the Norwegian section of the North Sea and in the Norwegian Sea Eni is operator with interests ranging from 20 to 70% in 9 licenses, and holds interests in other 30 licenses with interests ranging from 5 to 50%. In the Barents Sea Eni is operator of the PL 201 and PL 229 permits (with interests of 67 and 65% respectively) and holds interests in 7 permits with interests ranging from 15 to 31%. In permit PL 229, whose exploration period was extended to May 2007, appraisal activities on the Goliath discovery were successful.
In the medium term exploration will be focused on areas adjoining producing fields with the aim of exploiting existing production and transport structures in the later development phase.

In the UNITED KINGDOM Eni holds interests in various exploration licenses in the deep offshore. In 2005 a discovery was made in permit P/233 (Eni’s interest 12%) in the central section with the NFW 15/25-DD well.

Brazil
In 2006 Eni acquired the operatorship of a six-year exploration license in Block CAL-M-374 (concession “BM-CAL-14”), covering an area of about 750 square kilometers in deep and ultradeep waters.
Eni is operator with a 100% interest of Block BM-S-4 currently in the third biannual exploration period and holds an interest also Block BM-C-3 (Eni’s interest 40%) converted into an appraisal area.

India
In 2005, Eni obtained an exploration license as operator in Block D-6 (Eni’s interest 40%) extending for 13,110 square kilometers in the Indian Ocean, some 130 kilometers west of the Andaman Islands. The exploration program provides for the drilling of 3 wells at a depth of over 2,000 meters and seismic acquisitions.

Indonesia
Eni’s exploration activities in Indonesia focus on the deep offshore of East Kalimantan (Borneo). Eni is operator of 4 exploration permits - Muara Bakau, Ambalat, Bukat and Bulungan - located in the Kutei and Tarakan oil basins with interests ranging from 41.25% to 100%. Eni also holds interest in four exploration permits - Ganal, Rapak, Popodi and Papalang, with interests ranging from 20 to 37.8%. Research activities in the Kutei and Tarakan basins and appraisal activities for the discoveries made in these areas continued. In particular in the Bukat permit in 2005 the Aster 2 and 3 appraisals were successfully drilled.

Ireland
In the Atlantic offshore of Ireland Eni holds as operator permits 7/97 and 1/99 with a 100% interest, whose second exploration phase has been extended to June 2007. Eni also holds a 40% interest in permit 2/94 where the Dooish discovery was made in 2002. In 2005 Eni acquired a 40% interest in four blocks in license 2/05.

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ENI FACT BOOK / EXPLORATION & PRODUCTION - EXPLORATION AREAS

Mozambique
In March 2006, following an international bid tender, Eni obtained the exploration license for Area 4, located in the deep offshore of the Rovuma Basin about 2,000 kilometers north of Maputo. The block covers an area of 17,646 square kilometers in an unexplored geological basin with great mineral potential according to surveys performed.

Exploration onshore
and in conventional waters
Caspian Sea
Geologically the Caspian Sea is one of the most promising areas in the world for hydrocarbon exploration.
In the Kazakh Caspian Sea Eni continues its appraisal activities on the discoveries made after Kashagan in the area of the North Caspian Sea PSA (Kalamkas, Kashagan SW, Aktote and Kairan).

Alaska
In August 2005, Eni purchased 104 exploration blocks and two fields in the pre-development phase offshore in the Beaufort Sea and onshore.

Algeria
In Algeria exploration activities continue near producing fields: in 2005 new extensions were identified of the ROM (in permit P 403 a/d, Eni operator with a 50% interest), Sif Fatima (in permit P 404 area C, Eni’s interest 25%) and ZEN-NW (in permit P 403 c/e, Eni’s interest 33.33%) fields.

Saudi Arabia - Area C
In March 2004 a consortium led by Eni as operator with a 50% interest and made up of Repsol (30%) and Saudi Aramco (20%) was awarded an exploration license for exploration, development and production of natural gas in the so called C area covering approximately 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates.
After the acquisition of geophysical data, exploration plans for 2005 provided for the drilling of the first exploration well.
This project marks the resumption of upstream activities in a country where Eni had been operating in the early seventies.

Australia
Eni holds interests in 12 exploration permits in the north-western offshore, in 9 of these is operator with interests ranging from 65% to 100%. Seven of these are located in the north-western offshore and the remaining ones in the western offshore.
Offshore exploration was successful in: (i) Block AC/P-21 (Eni’s interest 40%) with the NFW Vesta-1 well that located natural gas at a depth of over 3,300 meters; (ii) Block WA-25-L (Eni’s interest 65%) with the Woollybutt-4 appraisal well which confirmed the presence of oil in the western extension of Wollybutt-3 at a depth of over 2,000 meters; (iii) Block WA-208 P (Eni’s interest 18.66%) with the NFW Hurricane-1 well that identified natural gas at a depth of over 3,000 meters.

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ENI FACT BOOK / EXPLORATION & PRODUCTION - EXPLORATION AREAS

China
Within the CACT consortium Eni operates Block 16/19 in the South China Sea.
The Chinese authorities approved a one year extension of the exploration license of this block and a commitment well was completed with the drilling of the HZ25-4-1 well (Eni’s interest 100%), which found a relevant oil discovery which will be started up by means of the production facilities existing in the area. Always in this Block the HZ25-3-2 appraisal well confirmed the extension of the reserves of the HZ25-3 oil field.

Croatia
Exploration for natural gas in the Adriatic offshore continued with the evaluation of the residual potential of the Ivana and Aiza Laura Blocks where Eni operates in a 50/50 joint venture with the Croatian national company INA.

Egypt
In Egypt exploration activity takes place in exploration permits and production concessions. The major exploration areas in geomineral terms are: (i) gas in the Nile Delta with interesting potential and aimed at supporting Eni’s expansion in LNG; (ii) oil/condensates in the Suez Gulf and in the Western Desert aimed at dampening the decline of mature production.
In 2005 exploration found new extensions of the Belayim Land, Belayim Marine and Ashrafi oil fields (Eni’s interests 50%) in the Gulf of Suez and of North Port Said the gas concession in the Nile Delta offshore.

India
In 2005, Eni has been awarded the right to conduct exploration activities as operator in Block 8 (Eni’s interest 34%) located onshore in Rajasthan in the north-west of India, and extending for 1,335 square kilometers. The exploration plan provides for the drilling of four wells and seismic acquisitions. Any hydrocarbons discovered will be sold in the relevant consumption areas of Delhi and Bombay.	Italy
Exploration plans include: (i) the continuation of exploration of oil and gas areas in traditional areas – the Po Valley, Central Italy and the Adriatic offshore, Sicily – in the areas of producing fields; (ii) new initiatives in areas with high exploration risk (onshore Sicily).
In 2005 exploration activities onshore yielded positive results in Emilia Romagna with a gas discovery.

Libya
Further developments in the offshore NC-41 area are being studied with the aim of enhancing existing hydrocarbon reserves and increasing natural gas exports to Italy.
In 2005 Eni obtained an exploration license as operator of 4 onshore blocks in the Murzuk basin (south-western Libya) and in the Kufra area (south-eastern Libya).

Nigeria
Exploration plans provide for a strong commitment in exploration and appraisal of recent discoveries in the onshore Niger Delta, in particular in the operated OML 60/61/62/63 permits (Eni’s interest 20%) aimed at expanding the LNG business. Eni also participates in the NASE exploration program concerning 31 onshore blocks (Eni’s interest 5%) and 5 offshore blocks (Eni’s interest 12.86%), the major oil joint venture in the country.

Pakistan
Eni is operator in the Badhra Lease (Eni’s interest 47.5%) and Gorakh (Eni’s interest 92.5%) permits in the Kirthar Foldbelt area and holds interests between 30% and 40% in five exploration permits in the Middle Indus Basin. In February 2005, two permits were acquired in the Indus offshore (Blocks M and N, Eni’s interest 100%).

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ENI FACT BOOK / EXPLORATION & PRODUCTION - DEVELOPMENT PROJECTS

DEVELOPMENT PROJECTS

Eni has a portfolio of development projects that will contribute to the long-term growth of its hydrocarbon production. What follows is an outline of the major projects.

Angola - Block 15 - Kizomba phases B and C
Eni is engaged in the development of deepwater oil fields offshore Angola in Block 15 (Eni’s interest 20%) discovered in the Kizomba area. The project comprises three phases, A, B and C. Phase A and B of the project started up in August 2004 and July 2005 respectively (for more detail see “Production - Angola”).
Phase C regards the development of the Mondo, Saxi and Batuque fields. Two FPSOs will be required to develop the Mondo and Saxi/Batuque fields, which have combined gross recoverable reserves of 590 million barrels of oil. The project is currently in the pre-engineering, procurement and construction contract award phase. The Mondo field contains gross recoverable reserves of 280 million barrels. The project provides for the drilling of 17 wells, 10 producing, 4 water injection and 3 water/gas injection wells and the installation of an FPSO vessel with a treatment capacity of 100,000 barrels/day. Production is expected to start in 2007, peaking at 18,000 barrels/day (net) in 2008.

The Saxi-Batuque fields contain gross recoverable reserves of 310 million barrels.
The project provides for the drilling of 19 wells (9 producing, 6 water injection and 4 water/gas injection) and includes a 1.7 million barrel FPSO vessel to recover 100 thousand barrel/day.
Production is expected to start in the second quarter of 2008, peaking at 18 thousand barrels/day (net) in 2009.

Block 15 - Kizomba C (Mondo) - Highlights

Target peak production	(th boe/d)	100
Capital expenditure	(mn USD)	1,800
Recoverable reserves	(mn boe)	280
Eni working interest	(%)	20
Start-up		2007

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ENI FACT BOOK / EXPLORATION & PRODUCTION - DEVELOPMENT PROJECTS

Block 15 - Kizomba C (Saxi/Batuque) - Highlights

Target peak production	(th bbl/d)	100
Capital expenditure	(mn USD)	1,891
Recoverable reserves	(mn boe)	310
Eni working interest	(%)	20
Start-up		2008

Angola - Landana-Tombua
The Landana and Tombua deepwater oil fields, offshore Angola in Block 14 (Eni’s interest 20%), in water depths between 300 and 500 meters, contain gross recoverable reserves of 340 million barrels.
The development project scope includes the drilling of 35 subsea wells and the installation of a Compliant Piled

Tower (CPT) with a capacity of 120,000 barrels/day. Oil production from the CPT will be piped to the onshore terminal in Malongo while the gas output will be transferred to Block 0 utilizing the existing facilities.
Production is planned to start up in 2009 with a peak of approximately 22,000 barrels (net) in 2010. Total net capital expenditure is approximately $500 million.

Angola - Benguela/Belize/Lobito/Tomboco
The Benguela, Belize, Lobito and Tomboco deepwater oil fields, offshore Angola in Block 14 (Eni’s interest 20%), in water depths between 400 and 650 meters, contain gross recoverable reserves of 460 million barrels.
The development project scope includes two phases: Phase 1, which will develop Benguela/Belize, features the installation of a CPT with a capacity of 220,000 barrels/day and includes the drilling of 16 producing wells and 9 injection wells; first oil was produced in January 2006 from the Benguela/Belize fields.
Phase 2 of the project will develop Lobito/Tomboco through the drilling of subsea wells that are connected with the existing production facilities of the CPT. Part of

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ENI FACT BOOK / EXPLORATION & PRODUCTION - DEVELOPMENT PROJECTS

Block 14 - Benguela/Belize/Lobito/Tomboco - Highlights

Target peak production	(th boe/d)	188
Capital expenditure	(mn USD)	2,300
Recoverable reserves	(mn boe)	460
Eni working interest	(%)	20
Start-up		2006

the production will be treated through the Kuito field FPSO vessel.
Peak production of 188,000 barrels/day (32,000 net) is expected to be reached in 2008 from the four oil fields. Total net capital expenditure is approximately $460 million.

Kazakhstan - North Caspian Sea
As part of the North Caspian Sea PSA, Eni with an 18.52% interest is operator of a consortium of six international oil companies and the national Kazakh company Kazmunaygaz (KMG). The consortium changed its structure in March 2005 when British Gas left the project. The remaining members exercised their pre-emptive right and acquired British Gas’s interest (16.67%) in proportional shares and sold half of this newly acquired interest to KMG, new partner of the PSA. The consortium aims at exploration and production of hydrocarbons in the offshore area where the Kashagan field was discovered; this field is considered the most	important discovery in the world in the past thirty years. On 25 February 2004 the development plan for Kashagan was approved by the Kazakh authorities. The plan, which will be implemented in multiple phases, aims at the production of 7 to 9 billion barrels of gross recoverable reserves, extendible to 13 billion barrels through partial gas reinjection.
Production is expected to start in 2008 at an initial level of 75,000 barrels/day and to increase to 450,000 barrels/day at the end of the first development phase.

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ENI FACT BOOK / EXPLORATION & PRODUCTION - DEVELOPMENT PROJECTS

Kashagan - Highlights

Target peak production	(th boe/d)	1,200
Capital expenditure	(bn USD)	29
Recoverable reserves	(bn boe)	13
Eni working interest	(%)	18.52
Start-up		2008

Production plateau is targeted at 1.2 million barrels/day. The total gross capital expenditure is estimated at $29 billion (5.4 billion being Eni’s share). The development of the field provides for the drilling of 280 wells and the construction of platforms and artificial islands (hubs) which will collect production from satellite islands. Oil and non reinjected gas will be treated in the hubs and delivered, through two separate lines, to onshore treatment plants (located at Eskene West, near Atyrau). The oil will be further stabilized and purified; natural gas will be treated for the removal of hydrogen sulphide and will be mostly used as fuel for the production plants. The remaining amounts will be marketed. At December 2005, as part of the first phase of the field’s development, contracts for a total of $8.8 billion were awarded for the construction of infrastructure for developing the field and for offshore production (drilling, treatment and reinjection of sour gas) and onshore treatment plants. The most advanced techniques are going to be applied in the completion of the project in order to cope with high pressures in the field and the presence of hydrogen sulphide.	Capital expenditure amounts indicated above do not include the capital expenditure for the construction of the infrastructure for exporting production to international markets, for which various options are under scrutiny by the consortium. These include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) and the Atyrau-Samara pipeline; (ii) the laying of a pipeline connecting the Bolashak production center with the Baku-Tbilisi-Cehyan pipeline (Eni’s interest 5% corresponding to the right to transport up to 2.5 million tonnes/year). This new system includes the laying of a 750-kilometer long pipeline with a 42 inch diameter from Bolashak to Kuryk and a reception terminal on the other side of the Caspian Sea near the starting point of the BTC pipeline.
Eni is currently evaluating the construction of a transport system linking Samsun, on the Turkish coast of the Black Sea to Ceyan, on the Mediterranean coast in order to avoid transporting oil across the Bosporus and Dardanelles straits.

Blacktip - Highlights

Capital expenditure	(mn USD)	325
Recoverable reserves	(mn boe)	140
Eni working interest	(%)	100
Start-up		2009

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ENI FACT BOOK / EXPLORATION & PRODUCTION - DEVELOPMENT PROJECTS

Brass LNG - Highlights

Capital expenditure	(mn USD)	7,000
Liquefaction capacity (gas as feedstock)	(bn cm/y)	13.8
Production of LNG	(mn ton/y)	10
Eni working interest	(%)	17
Start-up LNG plant		2010

Australia - The Blacktip Project
The offshore Blacktip gas and liquids field (Eni’s interest 100%) contains gross recoverable reserves of 140 million barrels and is located in the Bonaparte basin at a water depth of 50 meters in the WA-279-P Block about 100 kilometers off the north-western Australian coast.
The project provides for the drilling of 2 development wells, the installation of a production platform, the laying of an offshore pipeline 108-kilometer long and the construction of a treatment plant onshore with a capacity of 1.9 billion cubic meters/year.
In December 2005 Eni signed Heads of Agreement with the Darwin Power and Water Utility Co for the supply of a total amount of 20 billion cubic meters of natural gas from the Blacktip field for a 25-year period starting in January 2009. Further volumes may be supplied in the future.

Nigeria - Brass LNG
Eni holds a 17% interest in Brass LNG Ltd which will manage the natural gas liquefaction plant to be built near the existing Brass terminal (Eni’s interest 20%) on the Nigerian coast about 100 kilometer west of Bonny. The plant is expected to start operating in 2010 at an initial treatment capacity of 13.8 billion cubic meters/year on two trains, corresponding to a production of 10 million tonnes/year of LNG, along with 2.4 million tonnes/year of LPG and 0.2 million tonnes/year of condensates.
Supplies to the plant will come from associated gas of nearby producing fields and through the development of Blocks OML 60 and 61 (Eni operator with a 20% interest) natural gas reserves. When fully operational equity volumes of natural gas supplied to the plant will total 4.8 million cubic meters/day (30,000 boe/day).
In February 2006 Eni signed preliminary deals concerning the sale of the whole LNG production	capacity of the plant for a period of 20 years. Eni acquired 2 million tonnes/year of capacity.

Nigeria - Nigerian LNG
Eni holds a 10.4% interest in Nigeria LNG Ltd which manages the liquefaction plant located on Bonny island with a treatment capacity of approximately 23 billion cubic meters/year of natural gas corresponding to a production of 17 million tonnes/year of LNG, along with over 2.2 million tonnes/year of LPG and 1.1 million tonnes/year of condensates on five trains. The fourth train was started up in late 2005 and the fifth in January 2006. The company’s partners have planned a further capacity expansion to 41 billion cubic meters/year, corresponding to a production of 30 million tonnes of LNG by means of the installation of two more trains (one already under construction) with start-up expected between 2007 and 2011. Capital expenditure for these two trains amount to 1.2 billion dollar net to Eni and will be completely covered by cash generated from the plant operations.
Natural gas supplies to the plant (first six trains) will be provided under a gas supply agreement with a 20 year term from production of the NASE joint venture (Eni’s interest 5%) and of Blocks OML 60 and 61 (Eni operator with a 20% interest). When fully operational in 2008 they will supply approximately 98 million cubic meters/day (7.6 net to Eni, corresponding to approximately 47,000 barrels). Development expenditure net to Eni is expected to amount to about $560 million.
LNG production is sold under long term contracts and exported by the Bonny Gas Transport’s fleet, wholly owned by Nigeria LNG Ltd. The fleet is made up of 10 tanker ships and will be upgraded by 13 new units for the transport of production from trains 4, 5 and 6.

Bonny LNG - Highlights

Capital expenditure (Trains VI, VII)	(mn USD)	6,000
Liquefaction capacity (7 trains)	(bn cm)	41
Production of LNG (7 trains)	(bn ton/y)	30
Eni working interest	(%)	10.4

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ENI FACT BOOK / EXPLORATION & PRODUCTION

Proved oil and condensate reserves by geographic area	(million barrels)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

(at 31 December)
Italy	316	360	329	328	296	309	255	252	225	228
North Africa	953	985	1,024	1,071	1,039	1,171	1,072	1,080	993	979
West Africa	720	728	790	900	934	976	1,022	1,038	1,056	942
North Sea	416	428	433	417	455	552	498	529	450	433
Rest of World	79	343	305	421	698	940	936	1,239	1,284	1,191
Total outside Italy	2,168	2,484	2,552	2,809	3,126	3,639	3,528	3,886	3,783	3,545
	2,484	2,844	2,881	3,137	3,422	3,948	3,783	4,138	4,008	3,773

Proved natural gas reserves by geographic area (1)	(million boe)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

(at 31 December)
Italy	1,321	1,286	1,245	1,149	1,093	1,006	944	744	665	640
North Africa	467	544	662	778	890	951	961	944	1,124	1,068
West Africa	127	125	120	167	159	160	265	286	301	343
North Sea	227	226	233	229	245	327	327	383	357	325
Rest of World	49	48	114	74	199	537	750	777	763	688
Total outside Italy	870	943	1,129	1,248	1,493	1,975	2,303	2,390	2,545	2,424
	2,191	2,229	2,374	2,397	2,586	2,981	3,247	3,134	3,210	3,064

(1)	The conversion coefficient is 1 cm of natural gas = 0.00615 barrels of oil.

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ENI FACT BOOK / EXPLORATION & PRODUCTION

Proved hydrocarbon reserves by geographic area	(million boe)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

(at 31 December)
Italy	1,637	1,646	1,574	1,477	1,389	1,315	1,199	996	890	868
North Africa	1,420	1,530	1,686	1,849	1,929	2,122	2,033	2,024	2,117	2,047
West Africa	847	852	910	1,067	1,093	1,136	1,287	1,324	1,357	1,285
North Sea	643	655	666	646	700	879	825	912	807	758
Rest of World	128	390	419	495	897	1,477	1,686	2,016	2,047	1,879
Total outside Italy	3,038	3,427	3,681	4,057	4,619	5,614	5,831	6,276	6,328	5,969
	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272	7,218	6,837

Oil and condensate production by country	(thousand barrels/day)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	96	105	100	88	76	69	86	84	80	86
North Africa	218	212	213	221	227	228	252	250	261	308
Egypt	68	75	88	109	112	97	97	92	94	90
Libya	112	103	92	80	82	84	79	82	89	120
Algeria	22	20	19	18	21	35	65	65	66	86
Tunisia	16	14	14	14	12	12	11	11	12	12
West Africa	182	177	194	202	213	219	222	236	285	310
Nigeria	82	77	68	65	75	84	83	108	134	123
Angola	55	55	58	59	63	64	62	58	78	122
Congo	45	45	67	75	72	69	75	68	72	65
Gabon			1	3	3	2	2	2	1
North Sea	83	114	112	116	124	204	213	235	203	179
Norway	42	45	47	52	65	70	74	105	102	96
United Kingdom	41	69	65	64	59	134	139	130	101	83
Rest of World	35	38	34	47	108	137	148	176	205	228
Venezuela						39	42	54	67	61
Kazakhstan	14	16	12	19	27	23	32	41	54	64
United States	7	6	4	5	38	26	29	25	25	19
Australia								14	21	21
Ecuador				2	22	25	22	21	19	17
Iran							3	9	9	35
China	14	13	12	14	14	12	10	7	5	7
Indonesia						6	5	5	4	3
Pakistan									1	1
Qatar		3	6	7	7	6	5
Total outside Italy	518	541	553	586	672	788	835	897	954	1,025
	614	646	653	674	748	857	921	981	1,034	1,111

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ENI FACT BOOK / EXPLORATION & PRODUCTION

Natural gas production by country (1)	(thousand boe/day)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	309	299	294	270	257	239	230	216	191	175
North Africa	10	17	23	48	79	89	102	101	119	172
Egypt	10	17	23	48	77	83	95	95	106	123
Libya						3	4	2	8	44
Tunisia					2	3	3	3	3	3
Algeria								1	2	3
West Africa	3	3	2	4	11	14	15	24	31	33
Nigeria	3	3	2	4	11	14	15	24	27	29
Angola									2	2
Congo									2	2
North Sea	31	40	44	38	44	84	95	110	105	104
United Kingdom	13	22	32	31	34	68	73	72	63	62
Norway	18	18	12	7	10	14	20	37	41	42
Netherlands						2	2	1	1
Rest of World	17	16	22	30	48	86	109	130	144	142
Pakistan						2	7	28	45	48
Kazakhstan			11	18	23	19	26	28	34	38
Indonesia						41	39	36	30	24
United States	17	16	11	12	23	20	30	23	19	14
Trinidad & Tobago							2	10	10	10
Croatia					2	4	5	5	6	7
Australia										1
Total outside Italy	61	76	91	120	182	273	321	365	399	451
	370	375	385	390	439	512	551	581	590	626

(1)	Includes natural gas consumed in operations (16,000, 23,000, 26,000, 38,000 and 44,000 boe/day in 2001, 2002, 2003, 2004 and 2005 respectively).

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ENI FACT BOOK / EXPLORATION & PRODUCTION

Hydrocarbon production by country (1)	(thousand boe/day)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	406	403	394	358	333	308	316	300	271	261
North Africa	228	229	236	269	306	317	354	351	380	480
Egypt	78	92	111	157	189	180	192	187	200	213
Libya	112	103	92	80	82	87	83	84	97	164
Algeria	22	20	19	18	21	35	65	66	68	88
Tunisia	16	14	14	14	14	15	14	14	15	15
West Africa	184	180	196	206	224	233	237	260	316	343
Nigeria	84	80	70	69	86	98	98	132	161	152
Angola	55	55	58	59	63	64	62	58	80	124
Congo	45	45	67	75	72	69	75	68	74	67
Gabon			1	3	3	2	2	2	1
North Sea	114	155	156	154	168	288	308	345	308	283
United Kingdom	54	92	97	95	93	202	212	202	164	145
Norway	60	63	59	59	75	84	94	142	143	138
Netherlands						2	2	1	1
Rest of World	52	54	56	77	156	223	257	306	349	370
Kazakhstan	14	16	23	37	50	42	58	69	88	102
Venezuela						39	42	54	67	61
Pakistan						4	7	28	46	49
United States	24	22	15	17	61	46	59	48	44	33
Indonesia						47	44	41	34	27
Australia								14	21	22
Ecuador				2	22	25	22	21	19	17
Trinidad & Tobago							2	10	10	10
Iran							3	9	9	35
Croatia					2	2	5	5	6	7
China	14	13	12	14	14	12	10	7	5	7
Qatar		3	6	7	7	6	5
Total outside Italy	578	618	644	706	854	1,061	1,156	1,262	1,353	1,476
	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562	1,624	1,737

(1)	Includes natural gas consumed in operations (16,000, 23,000, 26,000, 38,000 and 44,000 boe/day in 2001, 2002, 2003, 2004 and 2005 respectively).

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ENI FACT BOOK / EXPLORATION & PRODUCTION

Hydrocarbon production sold	(million boe)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Hydrocarbon production		360.3	372.5	378.8	388.4	434.5	499.7	537.3	570	594.6	634.2
Over/under lifting and change in inventories		0.9	(1.4)	(3.3)	(1.5)	(1.9)	(3.1)	(4)	(4.3)	(4.2)	(3.1)
Withdrawals from (input to) natural gas storage		(4)	(1)	6.9	6.7	(4.6)	9.1	(1.8)
Own consumption of gas							(6)	(8.4)	(9.5)	(13.9)	(16.2)
Hydrocarbon production sold		357.2	370.1	382.4	393.6	428	499.7	523.1	556.2	576.5	614.9
oil	(million barrels)	225.5	234.30	234.86	244.53	272.45	310.69	333.40	354.10	375.40	402.60
- of which to R&M Division		95.9	89.30	93.79	202.29	214.42	216.38	242.89	247.87	260.83	272.29
natural gas	(billion cubic meters)	21.01	21.69	23.58	23.89	25.03	30.50	30.68	32.73	32.89	34.53
- of which to G&P Division		17.13	16.87	17.76	16.24	13.70	14.39	13.69	14.07	13.16	15.19

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ENI FACT BOOK / EXPLORATION & PRODUCTION

Principal oil and natural gas interests at 31 December 2005

	Commencement of operations	Number of interests	Gross exploration and development acreage (1)	Net exploration and development acreage (1)	Net development acreage (1)	Type of fields/ surface	Number of producing fields	Number of other fields

Italy	1926	180	31,048	24,053	12,700	Onshore/Offshore	83	79
Outside Italy		861	479,153	241,949	42,398	Onshore/Offshore	348	232
North Africa
Algeria	1981	37	14,352	3,792	860	Onshore/Offshore	23	15
Egypt	1954	56	34,918	22,644	4,180	Onshore/Offshore	35	28
Libya	1959	15	44,955	37,703	15,466	Onshore/Offshore	11	7
Tunisia	1961	11	6,464	2,317	1,601	Onshore/Offshore	9	6
		119	100,689	66,456	22,107		78	56
West Africa
Angola	1980	53	15,234	2,310	715	Offshore	36	32
Congo	1968	20	9,855	4,224	880	Offshore	16	8
Nigeria	1962	49	46,075	8,922	6,539	Onshore/Offshore	119	69
		122	71,164	15,456	8,134		171	109
North Sea
Norway	1965	51	26,601	8,814	128	Offshore	14	13
United Kingdom	1964	84	6,504	1,506	652	Offshore	29	15
		135	33,105	10,320	780		43	28
Rest of World
Australia	2001	15	31,948	22,349	3,299	Offshore	2	1
Brazil	1999	2	2,203	2,057		Offshore		1
China	1983	4	866	181	103	Offshore	8	4
Croatia	1996	3	6,056	3,029	988	Offshore	2	6
Ecuador	1988	1	2,000	2,000	2,000	Onshore	1	1
India	2005	2	14,445	5,698		Onshore/Offshore
Indonesia	2001	12	31,419	15,859	984	Onshore/Offshore	7	8
Iran	1957	4	1,456	820	820	Onshore/Offshore	4
Kazakhstan	1995	6	4,934	959	488	Onshore/Offshore	1	5
Pakistan	2000	14	21,876	11,692	615	Onshore/Offshore	6	1
Saudi Arabia	2004	1	51,687	25,844		Onshore
Trinidad & Tobago	1970	1	382	66	66	Offshore	3	2
United States	1968	389	7,890	3,569	389	Onshore/Offshore	17	8
Venezuela	1998	4	1,701	867	511	Onshore/Offshore	5	2
		458	178,863	94,990	10,263		56	39
Other countries		9	6,276	1,279	1,114	Offshore		1
Other countries with only exploration activity		18	89,056	53,448		Onshore/Offshore
Total		1,041	510,201	266,002	55,098		431	311

(1)	Square kilometers.

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ENI FACT BOOK / EXPLORATION & PRODUCTION

Exploration wells	(units)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Wells drilled		113	127	121	60	95	110	120	105	66	52
Outside Italy		81	98	82	43	75	99	111	97	60	50
Italy		32	29	39	17	20	11	9	8	6	2
Wells drilled (net to Eni)		66	74	66	29	47	47	52	43	30	22
Outside Italy		41	52	35	16	30	37	45	36	26	20
Italy		25	22	31	13	17	10	7	7	4	2

SEC Criteria
Wells drilled			95	122	65	72	85	83	107	71	56
Total successful wells			39	54	32	24	31	32	50	37	22
Total success rate	(%)		41.1	44.3	49.2	33.3	36.5	38.6	46.7	52.1	39.3
Wells drilled (net to Eni)			62	68	31	40	40	43	47	32	24
Total successful wells (net to Eni)			27	32	12	12	13	17	22	19	12
Total success rate (net to Eni)	(%)		43.3	47.0	38.0	30.6	31.3	39.1	45.7	57.3	47.4

Reserve life index	(years)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	11.2	11.5	10.2	10.7	11.7	10.9	10.8	9	8.8	9.2
North Africa	16.7	18	19.3	18.6	17.5	18.4	15.8	15.9	15.5	11.7
West Africa	12.8	12.8	12.4	14.6	13.3	13.4	14.8	13.9	11.7	10.2
North Sea	15.4	11	11.7	12	11.4	8.4	7.4	7.2	7.2	7.3
Rest of World	6.7	19.7	20.9	16.8	15.6	18	17.1	18.1	16.1	13.9
	13.1	13.6	13.4	14	14	13.7	13.2	12.7	12.1	10.8

Reserve replacement ratio	(%)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	32	106	53	30	26	39	..	..	..	77
North Africa	618	229	277	265	172	267	30	93	168	60
West Africa	65	107	179	312	132	151	273	138	128	42
North Sea	244	120	119	113	185	271	53	168	6	53
Rest of World	(5)	1.410	245	196	825	818	324	396	124	..
	200	207	147	171	210	282	119	142	91	40

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ENI FACT BOOK / EXPLORATION & PRODUCTION

Economic indicators per boe	(USD/boe)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Revenues	20.66	19.02	13.68	16.95	24.67	21.52	22.07	24.82	31.22	41.97
Lifting cost (1)	3.97	3.98	3.56	3.64	3.75	4.02	3.87	4.09	4.8	5.45
Income	4.95	3.86	0.13	4.11	7.86	5.48	5.08	5.95	8.87	12.2
Exploration cost (three-year average) - discovery cost (2)	1.56	1.67	1.78	1.77	1.7	1.55	1.38	1.21	1.21	1.67
Finding and development cost (three-year average) (3)	4.33	4.72	5.16	5.43	5.35	5.33	5.67	6.53	7.26	10.72

(1)	Ratio of production costs (incurred for well and facilities maintenance and royalties) and volumes produced.
(2)	Exploration cost for each boe of new reserves discovered or proved is calculated as ratio of costs incurred with respect to exploration activity and purchase of unproved property to additions to proved reserves related to improved recovery, extensions and new discoveries and revisions of previous estimates. Starting in 2001 averages were calculated excluding purchase costs of unproved property of Lasmo in 2001 and of Fortum Petroleum in 2003.
(3)	Finding and development cost for each boe of new reserves discovered or proved is calculated as ratio of costs incurred with respect to exploration and development activities and purchase of unproved property to additions to proved reserves related to improved recovery, extensions and new discoveries and revisions of previous estimates. In order to allow for an homogeneous comparison the following adjustments were carried out: (i) averages for the 2001-2005 period were calculated with the exclusion of the purchase cost of unproved property of Lasmo (purchased in 2001) and Fortum Petroleum (purchased in 2003); (ii) averages for the 2002-2005 period were calculated with the exclusion of development costs related to Iranian buy-back contracts; (iii) averages in the 2003-2005 period were calculated with the exclusion of estimated costs for asset retirement obligations. Following the Statement of Financial Accounting Standard No. 143 – Accounting for Asset Retirement Obligations – these costs are capitalized when the related capital expenditure is incurred; further adjustments of previous estimates are recognized whenever an estimate needs to be updated.

Capital expenditure	(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Exploration	555	677	755	636	811	757	902	635	499	656
Italy	192	178	191	132	156	80	66	59	51	25
Outside Italy	363	499	564	504	655	677	836	576	448	631
Acquisition of proved and unproved properties	292	95	103	752	416	67	317	30		301
Italy	55	48		54		13
Outside Italy	237	47	103	698	416	54	317	30		301
Development and capital goods	816	1,550	2,024	1,880	2,312	3,452	4,396	5,016	4,354	4,007
Italy	383	581	507	435	543	600	442	469	390	414
Outside Italy	433	969	1,517	1,445	1,769	2,852	3,954	4,547	3,964	3,593
	1,663	2,322	2,882	3,268	3,539	4,276	5,615	5,681	4,853	4,964

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ENI FACT BOOK / GAS & POWER

Gas & Power

STRATEGIES
Maintain leadership position in the Italian natural gas market
Grow market share in European gas markets
Increase LNG sales also to monetize Eni’s natural gas reserves
Improve quality of commercial offer

NATURAL GAS

Eni operates in the supply, transport, distribution and sale of natural gas. In 2005, Eni sold 96 billion cubic meters of natural gas including direct upstream sales in Europe. Eni’s transport network in Italy through medium and high pressure pipelines is about 31,000-kilometer long. Outside Italy Eni owns transportation rights on over 5,000 kilometers of pipelines.
Eni aims to strengthen its position as the leading European operator in terms of sales by maximizing value from its unique mix of equity gas in Italy, Libya, Egypt and the North Sea and long-term supply contracts with major producers Gazprom, Sonatrach, Gasunie and Statoil.
Growth in natural gas sales in the rest of Europe and in the LNG business is intended to compensate for the lower growth opportunities on the domestic market, due to the limits imposed to operators by the sector regulation. In Italy, in an increasingly competitive market Eni intends to maintain sales volumes and margins by leveraging on a competitive offer in terms of price and quality of services, also integrating the supply of natural gas and electricity. The respect of the regulatory limits to volumes input into the network and on direct sales will be guaranteed through the optimal allocation of natural gas availability from production and supplies between sales in Italy and in the rest of Europe and by using natural gas at its own power generation plants and, at the same time, leveraging on the expected increase in demand.
In the rest of Europe the demand for natural gas is expected to increase at an average rate of 3% from 2005. The development of sales on European target markets will leverage on the competitive advantage of Eni’s diversified portfolio of supply contracts and extensive gas pipeline network which allows the supply of natural gas from several sources, as well as the long standing relationships with producing countries and a good knowledge of markets. Eni intends to consolidate its presence in target markets (Iberian Peninsula, Germany and Turkey) and develop sales in markets with significant growth and profitability prospects (in particular France and the United Kingdom). The flexibility of Eni’s commercial supply will be boosted by the upgrade of logistical services.
Based on contracts signed and actions defined or planned, Eni expects to sell over 100 billion cubic meters of natural gas on European markets in 2009.
Eni also intends to accelerate the development of its LNG business on a global scale through the acquisition of interests in assets covering the whole LNG chain (in particular regasification terminals) also in order to monetize in its own natural gas reserves. Eni is targeting sales of 13 billion cubic meters in 2009, thus acting as one of the world leading operators in LNG.

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ENI FACT BOOK / GAS & POWER - MAIN RESULTS

Main results

Natural gas sales (96 billion cubic meters including direct upstream sales in Europe) were up 8% due to increased demand for power generation in Italy and the acquisition of new customers combined with growth in markets in the rest of Europe as a result of Eni’s expansion strategy. Eni expects to sell over 100 billion cubic meters of natural gas on European markets in 2009

The agreement signed by Eni, Amorim Energia and Rede Eléctrica Nacional – shareholders of Galp with 33.34, 13.312 and 18.30% respectively – confers stability to the shareholding structure of the Portuguese energy company and sets the stage for future developments aimed at enhancing Eni’s investment. The Portuguese Government is expected to sell part of its Galp holding through a public offer before the end of 2006	As part of its strategy of international expansion in LNG, Eni purchased 6 billion cubic meters/year for 20 years of the regasification capacity of the Cameron terminal on the coast of Louisiana in the USA with start-up planned for 2008-2009. This will allow Eni to sell in the United States part of its natural gas reserves located in North Africa and Nigeria

Eni continues its development in power generation aimed at reaching 5.5 gigawatt of installed capacity by 2009 with total expected expenditure of euro 2.4 billion, of which 1.8 already disbursed. The new combined cycle power plants will absorb over 6 billion cubic meters/year of natural gas from Eni’s portfolio of supplies. At year-end 2005 installed capacity was 4.5 gigawatt

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ENI FACT BOOK / GAS & POWER - MAIN RESULTS

Eni defined the plans for the upgrade of transport capacity of pipelines carrying natural gas from Algeria and Russia. When fully operational in the 2009-2010 thermal year these upgrades will allow an increase in import capacity of about 13 billion cubic meters/year. All the new capacity will be made available to third parties under non discriminating procedures

In January 2005, Eni agreed a long-term contract for the supply of 1.2 billion cubic meters/year of natural gas to the German company Wingas starting in 2006. The gas will be delivered at Eynatten at the German-Belgian border	Eni purchased 50% of Siciliana Gas SpA in which it already held a 50% interest. Siciliana Gas SpA operates in natural gas distribution in Sicily and holds the rights for the distribution of gas to 76 Sicilian municipalities, including Agrigento, Enna, Trapani and Gela (of these 70 concessions are operating) through a 2,600-kilometer long network. It owns Siciliana Gas Vendite SpA operating in the sale of natural gas to end users with approximately 215,000 customers and sales volumes of about 190 million cubic meters per year

Main financial data	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Revenues	9,352	9,985	9,625	9,900	14,427	16,098	15,297	16,067	17,258	17,302	22,969
Operating profit	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627	3,463	3,428	3,321
Replacement cost operating profit						3,672	3,244	3,627	3,463	3,416	3,194
Adjusted operating profit						3,672	3,373	3,661	3,514	3,448	3,531
Capital expenditure	1,207	881	921	906	794	1,065	1,315	1,760	1,446	1,451	1,152

Main operating data	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Sales of natural gas to third parties	(bn cm)	56.03	55.94	58.41	62.92	62.63	63.72	64.12	69.49	72.79	77.08
Own consumption of natural gas	(bn cm)					2.00	2.00	2.02	1.90	3.70	5.54
Sales to third parties and own consumption	(bn cm)					64.63	65.72	66.14	71.39	76.49	82.62
Sales of natural gas of Eni’s affiliates (net to Eni)	(bn cm)	0.11	0.13	0.16	0.16	0.87	1.38	2.40	6.94	7.32	8.53
Total sales and own consumption of natural gas	(bn cm)	56.14	56.07	58.57	63.08	65.50	67.10	68.54	78.33	83.81	91.15
Natural gas transported on behalf of third parties in Italy	(bn cm)	2.42	4.35	6.07	6.90	9.45	11.41	19.11	24.63	28.26	30.22
Electricity production sold	(TWh)					4.77	4.99	5.00	5.55	13.85	22.77

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ENI FACT BOOK / GAS & POWER - THE ITALIAN NATURAL GAS SYSTEM

THE ITALIAN NATURAL GAS SYSTEM

In the next decade world consumption of natural gas is expected to increase due to: (i) the continuous improvement in technologies applicable to all phases of the natural gas chain and capable of reducing distances between mineral assets and consumption areas (LNG, GTL – gas to liquids, TAP – high pressure transport); (ii) the higher environmental compatibility of natural gas as compared to other hydrocarbons in particular in electricity generation; (iii) the expected demographic, economic and social developments; (iv) the steady increase in natural gas reserves. Europe represents one of the areas with the highest growth rate, where the average increase in consumption is expected to be about 3% per year.
Given the recent regulatory and organizational developments, the Italian national natural gas system takes part in the structural change ongoing in Europe with the prospect of a single market for energy. In this context Italy will be able to make good use of its geographical position and its double integration with the European internal market and the Mediterranean area. Eni has the know-how and experience necessary for becoming a leader in this process of European development.
One of the new features of the development process ongoing in Europe is the importance acquired by international hubs, the major interconnection points in international transmission networks where volumes of natural gas are traded on a spot basis. The development	of these hubs, currently located in Great Britain, Belgium and Germany, can be attributed to the progressive cancellation of the territorial destination clause in supply contracts and to the new regulations on third party access to transmission networks. Hubs represent an opportunity for Eni for selling increasing gas volumes, as Eni can leverage on its diversified supply portfolio and the flexibility provided by long-term supply contracts.

The demand for natural gas in Italy
Italy is the third European gas market after Great Britain and Germany. In 2005 consumption amounted to 86

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ENI FACT BOOK / GAS & POWER - THE ITALIAN NATURAL GAS SYSTEM

billion cubic meters (increasing 7% from 2004). About 18% of natural gas requirements were met through domestic production (including natural gas volumes withdrawn from commercial inventories), while imports covered about 82%.
Eni expects natural gas consumption in Italy to reach about 95 billion cubic meters in 2010, corresponding to a compound annual average increase of about 2%. The share of natural gas on total domestic energy requirements is expected to reach nearly 36% as compared to the present 33%.
Most of this increase will concern natural gas used in electricity generation, because of the significant advantages of the use of natural gas in combined cycle plants, thanks to its lower investment cost, higher yields and reduced polluting emissions as compared to other fuels. Demand is expected to increase also from residential and commercial users, due to the increased use of natural gas in residential space heating in households and services, in large tertiary firms and as vehicle fuel.

Supply of natural gas
In 2005, Eni’s requirements for natural gas were met for over 84% with supplies from foreign countries (mainly Algeria, Russia, the Netherlands and Norway) under long-term contracts. The remaining part was covered by gas supplied by Eni’s Exploration & Production segment.	Eni is a party of long-term purchase contracts with producing countries that currently have a residual average term of approximately 15 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6 and Nigeria - LNG 1.5) by 2008. The average annual minimum quantity (take-or-pay) is approximately 85% of said quantities. Despite the fact that increasing volumes of natural gas available to Eni are currently being sold outside Italy, the expected development of Italian demand and supply of natural gas in the medium and long-term and the evolution of regulations in this segment represent a risk element in the management of take-or-pay contracts.
In 2005 Eni withdrew about 3.8 billion cubic meters more than its minimum offtake obligation.

Transport, dispatching
and regasification
Transport, dispatching and regasification activities in Italy are carried out by Snam Rete Gas, a company listed on the Italian Stock Exchange (in which Eni holds a 50.05% interest). Eni’s primary transmission network was conferred to Snam Rete Gas in July 2001 in implementation of Legislative Decree No. 164/2000 concerning the Italian natural gas market, which provides for the separation of transport, dispatching

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ENI FACT BOOK / GAS & POWER - THE ITALIAN NATURAL GAS SYSTEM

and regasification activities from all other activities in the natural gas segment. This Decree also establishes that transport activity qualifies as a public concern activity and consequently is regulated.
The Italian natural gas transport system is made up of a national pipeline network and a regional pipeline network for a total length of 33,000 kilometers, of which 30,712 owned by Eni.
The ITALIAN NATIONAL TRANSPORT NETWORK is made up of high pressure trunklines, mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with the regional transport network. The national network includes also some interregional lines reaching important markets.
The REGIONAL TRANSPORT NETWORK is made up of the remaining lines and allows the transport of natural gas to industries, power stations and local distribution companies of the various local areas served.
At 31 December 2005 the national pipeline network owned by Eni extended for 8,392 kilometers. Underground pipelines have a maximum diameter of 48 inches and carry natural gas at pressures of 24 to 75 bars. The underwater pipeline crossing the Messina Strait has a diameter of 20 to 26 inches and carries natural gas at a pressure equal to or higher than 115 bars.
The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

for natural gas imported from Algeria:

  two lines with a 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina Strait, which link Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna). This pipeline is undergoing an upgrade with the laying of a third line with 48 inch diameter 290-kilometer long (of these 241 are already operating). Transport capacity[1] at the Mazara del Vallo entry point is approximately 83 million cubic meters/day;

for natural gas imported from Libya:

  a 36-inch line, 67-kilometer long linking Gela, the entry point of the Greenstream underwater pipeline into the national network near Enna along the import pipeline from Algeria. Transport capacity[1] at the Gela entry point is approximately 26 million cubic meters/day;
for natural gas imported from Russia:
  two lines with 42/36/34-inch diameters extending for a total length of approximately 900 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline is being upgraded by the laying of a third 264-kilometer long line with diameter from 48 to 56 inches; 214 kilometers already operating at the end of 2005, from Tarvisio to Zimella (Verona) and by the upgrading of the Malborghetto compression station. The pipeline transport capacity[1] at the Tarvisio entry point amounts to approximately 99 million cubic meters/day;

(1)	Transport capacity is related to 1 October, the first day of a thermal year.

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ENI FACT BOOK / GAS & POWER - THE ITALIAN NATURAL GAS SYSTEM

for natural gas imported from the Netherlands and Norway:
  two lines, with a 48/34-inch diameter, 301-kilometer long extending from the Italian border at Passo Gries (Verbania), point of connection with the Swiss network, to the node of Mortara, in the Po Valley. The pipeline transport capacity[2] at the Passo Gries entry point amounts to 63 million cubic meters/day;

for natural gas coming from the Panigaglia LNG terminal:

  one line, with a 30-inch diameter, 170-kilometer long linking the Panigaglia terminal to the national network near Parma. The pipeline transport capacity at the Panigaglia entry point amounts to 13 million cubic meters/day.

In 2005, Eni’s national network of owned pipelines increased by 196 kilometers due to the upgrade of the trunklines for gas imported from Russia and Algeria.

Eni’s regional transport network is made up of pipes with smaller diameter than the national lines for a total length 22,320 kilometers. These pipes carry natural gas at pressures between 5 and 12 bars, between 12 and 24 bars and between 24 and 75 bars. In 2005, Eni’s regional network decreased by 29 kilometers despite the entry into service of new lines.

Eni’s system is completed by: (i) 11 compressor stations with a total power of 683 megawatts; (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria for the Greenstream pipeline.
The control room of the dispatching system is located in San Donato Milanese and oversees and monitors the whole transmission network in cooperation with peripheral units. In 2005 this system obtained the ISO 9001-2000 certification. Peripheral units are represented by 8 districts that monitor the transmission network through 60 centers that guarantee operation, maintenance and control of the whole system. Each unit is responsible for operations in accordance with technical specifications and applicable laws and regulations.

In the next four years Eni approved a capital expenditure plan for approximately euro 3.5 billion aimed mainly at the upgrade of its transport network in view of the expected increase in import capacity (in particular from Russia and Algeria).

Eni also owns the Panigaglia (Liguria) LNG terminal, which receives liquefied natural gas (LNG) carried by tanker ships. At its maximum this terminal can input 3.5

(2)	Transport capacity is related to 1 October, the first day of a thermal year.

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ENI FACT BOOK / GAS & POWER - THE ITALIAN NATURAL GAS SYSTEM

billion cubic meters/year into the transport network. LNG is downloaded from tanker ships and stored, then vaporized in a regasification plant made up of cryogenic pumps and submerged flame vaporizers. When it has recovered the gaseous state, natural gas is input in the transport network. In 2005, volumes of LNG regasified amounted to the equivalent of approximately 2.49 billion cubic meters of natural gas.
In 2005 a total of 85.1 billion cubic meters of natural gas were input in the national network, of these 64% were owned by Eni.

The Italian natural gas system is supplied for about 82% with imported gas, transported to Italy through a network of international high pressure pipelines for a total of over 4,300 kilometers; in which Eni owns transportation rights, in particular:
  the TAG PIPELINE, 1,018-kilometer long, made up of two lines, each about 380-kilometer long and a third line 258-kilometer long, with a transit capacity[3] of 81.3 million cubic meters/day and three compression stations, which transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system. This pipeline is going to be upgraded by 6.5 billion cubic meters/year, of these 3.2 starting in October 2008 and 3.3 in April 2009 with capital expenditure estimated at about euro 275 million. The capacity of the first upgrade has been assigned to third parties importing natural gas into Italy in February 2006. In addition, the upgrade related to the build-up of the fourth import contract from Russia is nearly completed (up 4 billion cubic meters from 2007);
  the TTPC PIPELINE, 742-kilometer long, made up of two lines each 371-kilometer long with a transit capacity of 81.2 million cubic meters/day and three compression stations, which transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. This pipeline is going to be upgraded by 6.5 billion cubic meters/year, of these 3.2 starting in April 2008 and 3.3 in October 2008 with capital expenditure estimated at about euro 345 million. The capacity of the first upgrade has been assigned to third parties importing natural gas into Italy; relevant contracts become effective in April 2008. The transit capacity of the downstream TMPC pipeline is already adequate to the upgrade of the TTPC;

  the TMPC PIPELINE for the import of Algerian gas, 775-kilometer long, made up of five lines each 155-kilometer long with a transit capacity of 100.5 million cubic meters/day which crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
  the TENP PIPELINE, 968-kilometer long (a 500-kilometer long single line and a 468-kilometer long doubling line) with transit capacity of 44 million cubic meters/day and four compression stations, transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border;
  the TRANSITGAS PIPELINE, 291-kilometer long, with one compression station, which transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transit capacity of 61 million cubic meters/day. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas;
  the GREENSTREAM PIPELINE for the import of Libyan gas, 520-kilometer long, with a transit capacity of 24.4 million cubic meters/day which crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the point of entry into the Italian natural gas transport system. The pipeline started operations in October 2004 and by 2006 is going to transport 8 billion cubic meters/year already booked under long-term contracts with Italian operators and the further volumes produced that cannot be absorbed by the Libyan market (0.77 billion cubic meters in 2005). An upgrade of the pipeline’s transport capacity from 8 to 11 billion cubic meters is being planned with an expenditure of euro 80 million to be achieved also with minor interventions for optimizing the transport system. This new capacity will be available from 2010 and will allow to monetize further volumes of natural gas reserves located in Libya through the sale on the Italian market.

(3)	Transit capacity is the maximum daily capacity entering in different access points of a trunkline and carried to the next trunkline.

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ENI FACT BOOK / GAS & POWER - THE ITALIAN NATURAL GAS SYSTEM

Eni holds a 50% interest in the Blue Stream underwater pipeline linking the Russian and Turkish coast of the Black Sea that started operations in 2002. Laid at a record depth of over 2,150 meters, this 774-kilometer long pipeline with two lines and a transmission capacity of 49 million cubic meters/day, will transport 16 billion cubic meters per year (Eni’s share 8 billion) of Russian natural gas to be sold on the Turkish market in 2010 (see “Development Projects” below). At the end of 2005 the first section of the Dzhubga compression station on the Russian coast of the Black Sea started operations. It is made up of three turbocompressors and three turbogenerators that will allow to increase the volumes of gas transported.
Considering the planned upgrade of the TAG and TTPC pipelines (for an overall amount of 13 billion cubic meters), the coming on stream in 2006 of full supplies from Libya through the Greenstream pipeline (8 billion cubic meters/year) and the ongoing upgrade of the transport capacity of the TAG pipeline in light of the build-up of the gas supply contract with Russia (up 4 billion cubic meters/year from 2007) from 2009 a total of about 25 billion cubic meters of natural gas per year of new imports will be available. Excluding the 4 billion cubic meters related to the build-up of the Russian contract, these new volumes (14.4 billion cubic meters) have been sold or will be sold (6.6 billion cubic meters) on markets under non discriminating procedures.

Sales in Italy
In 2005, Eni’s natural gas sales in Italy amounted to 58.08 billion cubic meters (including own consumption4). The Italian natural gas market is made up of three main segments of consumption: residential and commercial, industrial and power generation. Customers can be divided into three groups: (i) high consumption final users directly linked to the national and regional natural gas networks (industries and power stations); (ii) customers of the residential and commercial sector such as residential and commercial users, hospital, schools, public utilities, small enterprises located in urban centers supplied by wholesalers through a low pressure distribution network; (iii) wholesalers (mainly local selling companies and distributors of natural gas for automotive use) purchasing natural gas to sell it to residential and commercial customers.	In 2005, Eni’s natural gas sales to wholesalers amounted to 12.05 billion cubic meters (down 13% from 2004). Further volumes of 1.95 billion cubic meters were supplied to this segment under the so called gas release, in accordance with certain decisions of the Antitrust Authority.

Natural gas consumption in the industrial segment amounted to approximately 21.8 billion cubic meters (approximately 25% of total demand5), with a 2.3% decrease from 2004. In 2005, Eni’s sales of natural gas to industrial users amounted to about 13 billion cubic meters (up 5.5% from 2004).

Natural gas consumption for power generation amounted to approximately 33 billion cubic meters (approximately 38% of total demand), with an approximately 14% increase from 2004. In 2005, Eni’s sales of natural gas to thermoelectric users amounted to 17.6 billion cubic meters (up 10.6% from 2004).

Natural gas consumption in the residential and commercial segment amounted to over 30 billion cubic meters (35% of total demand), with a 6.9% increase from 2004 due to the effect of weather conditions. Eni manages directly over 5 million residential customers and in 2005 sales Eni’s sales amounted to 7.8 billion cubic meters (up 6% from 2004).

In 2005 Eni consumed 5.5 billion cubic meters of natural gas as own consumption for power generation in EniPower’s power stations (4.4 billion cubic meters) and in Eni’s petrochemical plants and refineries.

(4)	In accordance with article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.
(5)	Including consumption and losses.

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ENI FACT BOOK / GAS & POWER - THE ITALIAN NATURAL GAS SYSTEM

Eni’s marketing strategy
Eni intends to pursue a more efficient and price competitive commercial policy in particular by offering different contract formulas including different indexation types depending on the customer’s purchasing profile. Eni intends also to develop the integrated supply of gas and electricity.
Eni’s commercial structure is made up of: (i) branches in Italy in order to react promptly and efficiently to the requirements of large and medium enterprises, power producers and wholesalers with a dedicated sales team; (ii) a contact center business; (iii) a website providing new services of analysis and monitoring of costs and gas offtake; (iv) a portfolio of over 50 different kinds of technical assistance and consultancy services; (v) a network of channels dedicated to residential users broken up by type (households, public entities, the tertiary sector, condominiums and small enterprises) which has its own contact center, an online service for all operations related to supply contracts and a franchised assistance network.
Customers are offered a wide range of services. Residential users can contact the franchisor for supplies, installation and ordinary and extraordinary maintenance of their heating systems, while condominiums, public administrations and enterprises are offered a turn-key service for all what concerns their heating requirements. In 2005 Eni launched a “Safe cooking” campaign which coupled the installation of gas cookers with a communication program addressed to new customers (who received an information booklet) related to the requirements provided for by Decision No. 40/2004 of the Authority for electricity and gas concerning safety of individual plants and containing regulations for: (i) users changing fuel and accessing natural gas for the first time; (ii) reactivation of supplies after works or damages.	Distribution activities
Distribution involves the delivery of natural gas to residential and commercial consumers in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in the distribution activity in Italy serving 1,282 municipalities through a low pressure network consisting of over 48,000 kilometers of pipelines supplying 5.8 million customers. Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy defines distribution a public service which is subject to regulation and its management is entrusted to natural gas companies by local Authorities exclusively under bid procedures. Concessions existing at the coming into force of Legislative Decree No. 164/2000 and awarded with a bid procedure expire on 31 December 2012; all other concession expire on 31 December 2007 (with an optional three-year extension under certain conditions). Eni intends to increase the number of customers served by expanding its concession portfolio in particular in new regional projects that can support sales activities. Within this strategy Eni: (i) purchased 50% of Siciliana Gas SpA (in which it already held a 50% interest), a company operating in Sicily and holding the rights for the distribution of gas to 76 Sicilian municipalities, including Agrigento, Enna, Trapani and Gela (of these 70 concessions are operating) through a 2,600-kilometer long network; (ii) started-up the “Toscana Project” through the incorporation of Toscana Energia SpA (Eni’s interest 48.7%) which was contributed in kind two distribution companies, Toscana Gas (Eni’s interest 46.1%) and Fiorentina Gas (Eni’s interest 51.03%,) later to be merged. Eni will be the industrial partner with operating and management responsibilities.
For the next four years Eni defined a capital expenditure plan of approximately euro 0.7 billion for the development and maintenance of distribution networks.

Distribution Italy	2004	2005

Volumes distributed	(bn cm)	8.14	8.65
to Eni		7.73	8.13
to third parties		0.41	0.52
Installed network	(km)	46,954	48,146
Active meters	(no. of users)	5,418,262	5,838,085
Municipalities served		1,227	1,282

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ENI FACT BOOK / GAS & POWER - THE ITALIAN NATURAL GAS SYSTEM

Sales in the rest of Europe
Between 1999 and 2001 Eni signed seven long-term supply contracts with operators in the natural gas sector who in turn import supplied volumes of natural gas in Italy. These contracts, when fully operational in 2006, will enable Eni to supply about 15 billion cubic meters of natural gas per year, including 8 billion cubic meters (Eni’s share 4 billion) from Libyan fields. Until the production from Libyan fields comes on stream in 2006, these supplies will be covered with gas derived from Eni’s wide and diversified portfolio of supply contracts.

In 2005 sales in European markets amounted to 31.3 billion cubic meters, including sales through affiliates.	In 2005 Eni sold on extra-European markets 1.85 billion cubic meters of natural gas mostly in Argentina (1.6 billion).

DEVELOPMENT PROJECTS

In the rest of Europe demand is expected to growth in the medium term at an annual average rate of 3% from 2005. Eni intends to grow its natural gas sales on European markets by leveraging on a favorable competitive positioning ensured by gas availability, access to infrastructure that allows for supplies from different sources, long standing relations with producing countries and knowledge of markets. Eni

Natural gas sales in the rest of Europe	(billion cubic meters)	2004	2005

Importers to Italy	10.96	11.53
Hungary	3.35	3.39
North Europe	2.93	2.74
Turkey	1.71	2.57
Iberian Peninsula	4.28	5.30
Germany-Austria	3.96	4.23
France	0.65	1.14
Switzerland	0.19	0.18
Slovenia	0.04	0.05
Greece	0.07	0.09
Other		0.07
	28.14	31.29

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ENI FACT BOOK / GAS & POWER - DEVELOPMENT PROJECTS

intends to strengthen its presence in target markets (Iberian Peninsula, Germany, Turkey) and develop sales in markets with interesting growth and profitability prospects (in particular France and the United Kingdom). It will increase the flexibility of its offers by upgrading its logistical services.

Germany
Eni is present on the German natural gas market since late 2002 through GVS (Gasversorgung Süddeutschland GmbH) in which it holds a 50% interest. GVS is the sixth operator in the German gas market. Through a 1,863-kilometer long gas pipeline network (of these 1,750 are owned and 113 are managed) it transports and markets about 7 billion cubic meters of gas per year to local distribution companies serving about 750 municipalities in the south-western areas of Germany.

In January 2005 Eni agreed a long term contract, starting in 2006, for the supply of 1.2 billion cubic meters/year of natural gas to the German company Wingas. The gas will be delivered at Eynatten at the German-Belgian border.
In 2009 Eni expects to sell over 7 billion cubic meters, from the current 4.2 billion cubic meters, corresponding to a 7% market share resulting from an increase in direct sales.

Iberian Peninsula
Portugal
Eni operates on the Portuguese market through Galp Energia (Eni’s interest 33.34%). In March 2006 a new agreement among Eni Amorim Energia and Rede Electrica National came into force for the joint management of Galp for a period of 8 years. This new agreement provides in particular for a new strategic plan targeting: (i) the achievement of a leading market position in natural gas, refining and petroleum products marketing in the Iberian Peninsula; (ii) an increase in the weight of upstream activities in Galp’s asset portfolio; (iii) access to the Portuguese electricity sector.

In 2005 Galp sold about 1.56 billion cubic meters of gas to approximately 820,000 customers and managed a high, medium and low pressure network covering about

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ENI FACT BOOK / GAS & POWER - DEVELOPMENT PROJECTS

11,700 kilometers. The assets of Galp include among other things two import infrastructures: the Transmaghreb pipeline and the Sines LNG regasification plant. Following the entry into force of the new agreement, these transport and regasification infrastructures are expected to be spinned off.

Spain
Eni operates on the Spanish market through the Unión Fenosa Gas group (Eni’s interest 50%) active in natural gas supply and sale to final users and to power generation companies. In 2005 natural gas sales of Unión Fenosa Gas amounted to 1.52 billion cubic meters net to Eni. Unión Fenosa Gas is active in LNG through an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and through a 7.36% interest in a liquefaction plant in Oman, completed in 2005. In addition, it holds an 18.9% and a 42.5% interest in the El Ferrol and Sagunto regasification plants under construction and expected to start operations between 2006 and 2007.

Eni targets to increase its sales in the Iberian Peninsula from the current 5.3 to about 7.5 billion cubic meters by 2009, corresponding to an 18% market share as a result of increased activity levels of Galp and Unión Fenosa Gas and of the development of direct sales.

Turkey
Blue Stream
Eni sells natural gas in Turkey. The gas produced in Russia is carried across the Black Sea by the Blue Stream pipeline owned by Blue Stream Pipeline Co BV a 50/50 joint venture between Gazprom and Eni. In 2005 volumes transported and sold in Turkey amounted to 5.14 billion cubic meters of natural gas (50% of which were Eni’s share) corresponding to an 18% market share. When the pipeline is fully operational volumes transported and marketed are targeted to about 16 billion cubic meters per year (8 billion net to Eni).

Other countries in Europe
Eni sells natural gas to industrial customers and wholesalers in France. Gas volumes available are provided also by a swap contract with Gaz de France, to which Eni sells natural gas volumes in Italy. Sales in France are expected to increase significantly in the medium term.
Eni also sells natural gas in the United Kingdom and at continental hubs with good growth prospects in the medium term, in particular at these hubs.

LNG
Eni intends to develop its presence in the LNG business through the acquisition of interests in assets that allow to cover the whole chain of LNG (in particular regasification terminals) also in order to monetize its natural gas reserves. Eni targets to sell 13 billion cubic meters in 2009 and to become one of the major operators worldwide in the long term.
Eni’s main assets in LNG are:

United States
As part of its strategy of expansion in the LNG business, on 1 August 2005, Eni signed an agreement with the US company Cameron LNG Llc (belonging to the Sempra Energy group) to purchase a share of the regasification capacity of the Cameron liquefied natural gas terminal under construction in Louisiana expected to be completed in 2008-2009. The share of regasification capacity purchased amounts to 6 billion cubic meters per year for a period of 20 years, which corresponds to about 40% of the overall initial capacity of the terminal (15.5 billion cubic meters per year). This transaction will enable Eni to sell part of its natural gas reserves from North African and Nigerian fields in the United States.

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ENI FACT BOOK / GAS & POWER - POWER GENERATION

Egypt
In January 2005, the first LNG shipment was made from the Damietta liquefaction plant (Eni’s interest 40% through its 50% interest in Unión Fenosa Gas) that is targeted to produce about 7 billion cubic meters/year. The partners in the project (Unión Fenosa Gas, the Egyptian company EGAS and oil producers Eni and BP) are negotiating terms and conditions for an expansion of the plant consisting in the construction of a second train with the same capacity of the first one. Eni will supply about 3 billion cubic meters/year of natural gas to the first train for twenty years. Further volumes will	be supplied to the second train under an intent protocol signed in March 2005 with the Egyptian Government.

Spain
Eni holds a 9.5% and a 21.25% interest in the El Ferrol and Sagunto regasification plants under construction and expected to start operations between 2006 and 2007. Eni’s share of regasification capacity amounts to 1.8 billion cubic meters/year.

POWER GENERATION

EniPower and its subsidiaries manage power generation activities in their power stations at Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara with installed capacity of 4.5 gigawatt at 31 December 2005 (3.3 gigawatt in 2004).

Eni is completing a plan for expanding its power generation capacity, targeted at an installed capacity of 5.5 gigawatt in 2009 with production amounting to 30 terawatthour from 2008, corresponding to over 10% of electricity generated in Italy at that date. Planned capital expenditure amounts to approximately euro 2.4 billion, of these works for euro 1.8 billion have already been completed.

New installed generation capacity employs the CCGT technology (combined cycle gas fired), which allows to obtain high efficiency and low environmental impact. In particular, Eni estimates that given the same amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 30 terawatthour will allow to reduce emissions of carbon dioxide by approximately 11 million tonnes, as compared to emissions caused by conventional power stations, consistently with the requirements of the Kyoto Protocol.
The co-generation mode has been acknowledged by the Authority for Electricity and Gas as a production	mode that entails priority on the national dispatching network and the exemption from the purchase of green certificates.
EniPower intends to become a cost leader in the Italian electricity industry thanks to the high technology content and optimal size the plants it is building. In 2008, consumption of natural gas of Eni’s plants will reach about 6 billion cubic meters/year, supplied by Eni.

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ENI FACT BOOK / GAS & POWER

Natural gas supplies	(billion cubic meters)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	17.05	16.81	17.70	16.16	13.64	14.62	12.67	12.16	11.30	10.73
Russia for Italy	13.56	13.75	16.69	19.09	21.03	19.51	18.62	18.92	20.62	21.03
Russia for Turkey								0.63	1.60	2.47
Algeria	18.55	16.02	16.83	20.40	21.56	18.39	16.35	16.53	18.86	19.58
Netherlands	4.45	5.00	3.02	2.87	6.09	7.00	7.55	7.41	8.45	8.29
Norway						1.10	4.83	5.44	5.74	5.78
Hungary	2.80	2.79	2.73	2.67	2.67	3.11	3.05	3.56	3.57	3.63
United Kingdom							1.48	1.98	1.76	2.28
Libya									0.55	3.84
Croatia							0.31	0.65	0.35	0.43
Algeria (LNG)		1.89	1.99	2.06	2.01	1.79	1.92	1.98	1.27	1.45
Others (LNG)							0.30	0.72	0.70	0.69
Other supplies Europe		0.01	0.01	0.01	0.02	0.03	0.03	0.04	0.12	1.18
Outside Europe					0.94	0.96	0.96	1.14	1.20	1.18
Outside Italy	39.36	39.46	41.27	47.10	54.32	51.89	55.40	59.00	64.79	71.83
Total supplies	56.41	56.27	58.97	63.26	67.96	66.51	68.07	71.16	76.09	82.56
Withdrawals from (inputs to) storage					(2.43)	0.13	(1.43)	0.84	0.93	0.84
Network losses and measurement differences	(0.38)	(0.33)	(0.56)	(0.34)	(0.90)	(0.92)	(0.50)	(0.61)	(0.53)	(0.78)
Available for sale	56.03	55.94	58.41	62.92	64.63	65.72	66.14	71.39	76.49	82.62

Natural gas sales	(billion cubic meters)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	53.23	53.10	55.62	60.19	57.82	56.74	50.43	50.86	50.08	52.47
Wholesalers	20.77	19.97	21.59	22.68	20.68	21.09	17.02	15.36	13.87	12.05
Gas release									0.54	1.95
End customers	32.46	33.13	34.03	37.51	37.14	35.65	33.41	35.50	35.67	38.47
Industrial users	16.72	17.02	17.11	17.84	18.37	18.53	14.43	13.17	12.39	13.07
Power generation	9.47	10.14	10.47	13.01	12.27	12.21	12.48	15.03	15.92	17.60
Residential	6.27	5.97	6.45	6.66	6.50	4.91	6.50	7.30	7.36	7.80
Rest of Europe	2.80	2.84	2.79	2.73	3.90	6.05	12.77	17.54	21.54	23.44
Outside Europe					0.91	0.93	0.92	1.09	1.17	1.17
Total sales to third parties	56.03	55.94	58.41	62.92	62.63	63.72	64.12	69.49	72.79	77.08
Own consumption					2.00	2.00	2.02	1.90	3.70	5.54
Total sales to third parties and own consumption	56.03	55.94	58.41	62.92	64.63	65.72	66.14	71.39	76.49	82.62
Sales of natural gas of Eni’s affiliates (net to Eni)	0.11	0.13	0.16	0.16	0.87	1.38	2.40	6.94	7.32	8.53
Europe					0.41	0.93	1.93	6.23	6.60	7.85
Outside Europe	0.11	0.13	0.16	0.16	0.46	0.45	0.47	0.71	0.72	0.68
Total sales of natural gas	56.14	56.07	58.57	63.08	65.50	67.10	68.54	78.33	83.81	91.15

Natural gas transported in Italy (1)	(billion cubic meters)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Eni	53.23	53.14	55.69	59.67	63.73	58.17	54.56	51.74	52.15	54.88
Third parties	2.42	4.35	6.07	6.90	9.45	11.41	19.11	24.63	28.26	30.22
Enel	0.52	2.48	4.04	4.50	6.27	6.28	8.28	9.18	9.25	9.90
Edison Gas			1.27	1.52	2.10	2.98	4.61	7.49	8.00	7.78
Other	1.90	1.87	0.76	0.88	1.08	2.15	6.22	7.96	11.01	12.54
	55.65	57.49	61.76	66.57	73.18	69.58	74.40	76.37	80.41	85.10

(1)	Include volumes input to domestic storage.

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ENI FACT BOOK / GAS & POWER

Transport infrastructure	Length of main line (km)	Lines (units)	Diameter (inch)	Pressure min-max (bar)	Transport capacity (mn cm/d)	Transit capacity (mn cm/d)	Compressor stations (units)
Route
Italy
Mazara del Vallo-Minerbio (under upgrading)	1,540	2/3	48/42	75	87.0		7
Tarvisio-Sergnano-Minerbio (under upgrading)	445	2/3	48/42/36/34	58/70	84.4		2
Passo Gries-Mortara	177	2	48/34	54/75	57.5		1
Outside Italy (1) (2)
TENP (Bocholtz-Wallbach)	500	1+1 468 km	36/38/40		66.5	44.2	4
Transitgas (Rodersdorf-Lostorf)	165	1+1 71 km + one 55 km	36/48		76.5	61.0	1
TAG (Baumgarten-Tarvisio) (under upgrading)	380	2+1 258 km	36/38/40/42		100.5	81.3	3
TTPC (Oued Saf Saf-Cap Bon)	371	2	48		82.3	81.2	3
TMPC (Cap Bon-Mazara del Vallo)	155	5	20/26		100.5	100.5
Greenstream (Mellitah-Gela) (3)	520	1	32		24.4	24.4	1
Blue Stream (Beregovaya-Samsun) (3)	391	1+1 383 km	24		49.0	49.0	1

(1)	As of 31 December 2005.
(2)	Capacity is related to standard conditions: pressure 1.01325 bar; temperature 288.15 K.
(3)	Data relate to full operation of the transport system.

Transport capacity includes both transit capacity and maximum daily volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
Transit capacity is the maximum daily volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

EniPower power stations	Installed capacity at 2005 (GW)	Full installed capacity (2009) (GW)	Effective/planned start-up	Fuel
Power stations
Brindisi	1.3	1.3	2006	gas
Ferrera Erbognone	1.0	1.0	2004	gas/syngas
Livorno	0.2	0.2	2000	gas
Mantova	0.8	0.8	2005	gas
Ravenna	1.0	1.0	2004	gas
Taranto	0.1	0.4	2000-2009	gas
Ferrara	0.1	0.8	2007	gas
	4.5	5.5

Full installed capacity net of standstill of obsolete plants.

Power generation	2000	2001	2002	2003	2004	2005

Purchases
Natural gas	(mn cm)	827	784	819	940	2,617	4,384
Other fuels	(th toe)	842	936	885	847	695	563
Sales
Electricity production sold	(TWh)	4.77	4.99	5.00	5.55	13.85	22.77
Electricity trading	(TWh)		1.56	1.74	3.10	3.10	4.79
Steam production sold	(th t)	9,535	10,025	9,302	9,303	10,040	10,660
Installed generation capacity	(GW)	1.0	1.0	1.0	1.9	3.3	4.5

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ENI FACT BOOK / REFINING & MARKETING

Refining & Marketing

STRATEGIES
Increase profitability and the competitivity of Eni’s refining system by upgrading conversion capacity and strengthening integration with upstream activities
Improve the competitivity of the distribution network maintaining the leadership on the Italian market and increasing sales in selected markets in the rest of Europe
Intensify operational efficiency improvement actions

Eni is the first operator in the refining business in Italy. In the marketing of refined products with its Agip brand Eni is market leader in Italy and holds relevant positions in a number of countries in the rest of Europe.
In 2005, Eni’s sales of refined products totaled 51.6 million tonnes, of which 30.3 million tonnes in Italy. In 2005 Eni’s intake processing (on own account and for third parties) in wholly-owned and third-party refineries was 40.5 million tonnes, of these approximately 36 million tonnes in Italy.
The scenario of refining in 2005 was characterized by the persistence of high margins supported by: (i) an increase in world demand for refined products, especially in Asia; (ii) lags in the adjustment of the industrial structure of some refiners to the evolution of quality standards imposed by European specifications; (iii) imbalances in the availability of products in different areas of the world. The medium-term scenario of refining in Europe as forecasted by Eni will be characterized by: (i) a decline in gasoline consumption in favor of Diesel fuel, related to the renewal of the car fleet that favors Diesel cars; (ii) the progressive substitution of fuel oil with natural gas in Italy; (iii) a further increase in differential between light and heavy crudes that favors high conversion capacity refineries; (iv) the implementation of European fuel specifications	as concerns quality standards of fuels. In this context Eni intends to strengthen the competitive positioning of its refining system by increasing the primary refining and conversion capacity as well as the flexibility of its refineries. Eni’s objectives are the optimization of processed feedstocks, the adjustment of the slate of refined products to the evolution of demand and the strengthening of the degree of integration with Eni’s upstream activities.

In the marketing of refined products Eni intends to strengthen its competitive positioning in Italy by means of a capital expenditure plan aimed at restructuring and upgrading its distribution network along with an innovative marketing action leveraging in particular on an offer of high quality fuels and differentiated promotional initiatives intended to promote customer loyalty. In the rest of Europe Eni intends to develop or strengthen its position in target areas where it can obtain logistical and operating synergies and exploit the well-known Agip brand. Sales volumes will be increased by buying, leasing and building well equipped and high throughput services stations and by launching marketing campaigns aimed at consolidating the perception of the Agip brand in all markets.

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ENI FACT BOOK / REFINING & MARKETING - MAIN RESULTS

Main results

Despite a market characterized by declining domestic consumption of fuels, the market share of Agip branded service stations increased by 0.2 percentage points to 29.7% due to an improved performance also related to the success of the Do-It-Yourself campaign that as of 31 December boasted 3.8 million clients

Eni divested its total interest in Italiana Petroli SpA, a company distributing fuels in Italy principally through a lease concession network under the IP brand

Despite a decline in consumption, sales of fuels in the rest of Europe (4.65 billion liters) increased by 6% due to the development strategy pursued by Eni in selected markets with interesting growth prospects where Eni leveraged on its well known brand and the proximity of its own production and logistic structures	Refinery throughputs on own account (38.8 million tonnes) increased by 2.9% despite the standstill of the Gela refinery in the first months of the year due to the damage caused to the docking infrastructure by a severe sea storm. Total refinery intake processing on wholly owned refineries (27.3 million tonnes) increased by 2.2% with refineries working at full capacity

Within its strategy of improving fuel quality Eni launched the new Ad-Blue® additive a water solution containing urea used to reduce polluting emissions and consumption in technologically advanced heavy duty vehicles

Within Eni’s initiatives for developing non oil activities, 80 service stations entered new franchising agreements under the “AgipCafè®” catering format

Main financial data	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Revenues	11,326	11,834	10,374	14,415	25,462	22,083	21,546	22,148	26,094	26,089	33,732
Operating profit	214	578	730	478	986	985	321	583	965	1,080	1,857
Replacement cost operating profit										687	793
Adjusted operating profit						963	312	584	968	923	1,214
Capital expenditure	584	495	586	524	533	496	550	730	669	693	656

Main operating data	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Oil products available from processing	(mn t)	37.8	36.4	40.1	38.31	38.89	37.78	35.55	33.52	35.75	36.68
Sales of petroleum products	(mn t)	51.36	51.6	54.19	51.82	53.46	53.24	52.24	50.43	53.54	51.63
Italy	(mn t)	37.56	36.15	36	35.45	35.54	34.99	31.54	29.76	30.69	30.29
Outside Italy	(mn t)	13.8	15.45	18.19	16.37	17.92	18.25	20.7	20.67	22.85	21.34
Service stations at period end (in Italy and outside Italy)	(units)	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647	9,140	6,282
Average throughput (in Italy and outside Italy)	(th liters/y)	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771	1,970	1,926
Average throughput of Agip branded network (in Italy and outside Italy)	(th liters/y)		1,522	1,560	1,606	1,615	1,685	1,861	2,109	2,478	2,479
Balanced refining capacity of wholly-owned refineries at period end	(th bbls/d)	664	664	664	664	664	664	504	504	504	524
Utilization rate of balanced refining capacity of wholly-owned refineries	(%)	87	94	103	96	99	97	99	100	100	100

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ENI FACT BOOK / REFINING & MARKETING - REFINING

Commercial activities
Europe: Austria, Belgium, France, Hungary, Luxembourg, Portugal, Romania, Russia, Slovakia, Slovenia, Spain, Switzerland.

Rest of world: Argentina, Ecuador, South Africa, United States.

Industrial and commercial activities
Europe: Czech Republic, Germany, Italy.

Rest of world: Venezuela

REFINING

Eni is the first operator in the refining business in Italy and owns interests in refineries in Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity) of approximately 35 million tonnes (equal to 701,000 barrels/day) with 30.2 million tonnes capacity in Italy and total conversion index of 55.8%. In 2005 total refinery intake processing was 40.5 million tonnes.

Italy
Eni’s refining system in Italy is made up of five wholly owned refineries and a 50% interest in the Milazzo refinery in Sicily. Eni’s wholly owned refineries in Italy have a balanced capacity of 26.2 million tonnes (equal to 524,000 barrels/day), corresponding to over a fourth of Italian capacity and a conversion capacity of approximately 16.5 million tonnes, with a 57.3% conversion equivalent capacity, one of the highest in Europe. In 2005 total intake processing on own account in Italy amounted to 36 million tonnes (of these 27.3 million tonnes on wholly owned refineries) with full utilization of balanced capacity. A total of 3.1 million tonnes capacity of third parties were employed under processing contracts, in particular at Priolo (Erg) and Cagliari (Saras).
In a market context characterized by a strong increase in demand of refined products from emerging countries and by demand-supply imbalances in geographic areas, Eni intends to strengthen its refining system with a capital expenditure plan for the next four years amounting to approximately euro 2.4 billion (including logistics activities). Main actions planned are: (i) increase primary processing and conversion capacity, also in light of an expected increased availability of equity oil on Mediterranean refineries; (ii) improve refinery flexibility with the aim of optimizing feedstock processing; (iii) produce fuels adequate to demand and meeting European environmental standards.

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ENI FACT BOOK / REFINING & MARKETING - REFINING

In particular Eni’s targets for 2009 are: (i) achieve a conversion index of 60% at its wholly owned refineries in Italy (from 57.3% in 2005); (ii) achieve a higher degree of vertical integration with Eni’s upstream and downstream activities, increasing intake processing of equity crudes – the share of own crudes processed is expected increase from approximately 32% in 2005 to approximately 37% in 2009 – and feedstock volumes transferred to petrochemicals activities.

Each of Eni’s Italian refineries has an operational and strategic setup adequate to maximizing return on assets and monetizing its geographic location with respect to end markets and integration with other Eni business segments.

SANNAZZARO with a balanced primary refining capacity of 160,000 barrels/day and an equivalent conversion index of 42.5% is one of the most efficient refineries in Europe. Located in the south-west of the Po Valley, at the confluence of the rivers Po and Ticino, it supplies mainly markets in north-western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of oil from Russia, Africa and Asia, CPC Blend crude oil from the Caspian Sea carried through the CPC pipeline and oil from Eni’s nearby Villafortuna field. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genova terminal with French speaking Switzerland. This refinery contains two primary distillation plants and a vacuum unit. The conversion plants are: a fluid catalytic cracker (FCC), an HDCK middle distillate conversion unit, a visbreaking thermal conversion unit, two catalytic reforming plants, an isomerization plant, an alchilation plant, an MTBE plant and three desulphurization plants for middle distillates and one for naphtha from cracking. In 2005 works continued for the completion of the tar (heavy residue from visbreaking) gasification plant that will produce syngas that will be used to fire the nearby EniPower power station at Ferrera Erbognone.

The medium-term development plan of this refinery includes the construction of: (i) a new hydrocracking unit with a capacity of 28,000 barrels/day which will allow for the production of one million tonnes/year of high quality Diesel fuel with low sulphur content; (ii) a new deasphalting unit with a capacity of 18,000 barrels/day for the separation of vacuum residues of asphaltenes with the aim of obtaining additional feedstocks for the cracking plant by 2008. By 2009 Eni intends to build a new vacuum unit with a capacity of 50,000 barrels/day. These new units will further increase	the supply flexibility of the refinery as it will be possible to process higher volumes of high sulphur content crudes and to increase yields of valuable products. Capital expenditure is expected to amount to euro 400 million.
Eni is currently evaluating the construction of a plant employing the Eni Slurry Technology (see “Innovative technologies”, below) with a 20,000 barrels/day capacity for the processing of extra heavy crudes and tar sands.

GELA with a balanced primary refining capacity of 100,000 barrels/day and an equivalent conversion index of 140% represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore and onshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks. Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products. Besides its primary distillation plants, this refinery contains the following plants: an FCC unit with go-finer for the upgrading of feedstocks and two coking plants for the vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and feedstocks and manufacture valuable products. It also contains two reforming units, an alchilation unit, an MTBE unit and plants for desulphurization of gasoil and naphtha from cracking. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow the complex to comply with the most exacting environmental standards.

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ENI FACT BOOK / REFINING & MARKETING - REFINING

TARANTO with a balanced primary refining capacity of 110,000 barrels/day and an equivalent conversion index of 60.5%, can process a wide range of crudes and semi-finished products with great operational flexibility. It mainly produces fuels for automotive use and residential heating purposes for the southern Italian markets. Besides its primary distillation plants, this refinery contains a flash vacuum unit, two plants for the desulphurization of middle distillates, a reforming unit, an isomerization unit and conversions plants such as: a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant, that allows to convert high sulphur content residues into valuable products and cracking feedstocks. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline; in 2005 a total of 3.1 million tonnes of this oil were processed.
In the medium-term Eni plans a relevant upgrade of this refinery by means of two projects for increasing primary refining and conversion capacity with an expected expenditure of euro 800 million. The first project entails the construction of a new 17,000 barrels/day capacity hydrocracking plant with a new associated hydrogen unit for the manufacture of approximately 0.6 million tonnes/year of high quality Diesel fuel by 2008.
The second project (Taranto Plus) entails the construction by 2009 of: (i) a new topping plant with a capacity of 4 million tonnes/year with an associated vacuum unit with a capacity of 2.5 million tonnes/year; (ii) a new plant for the desulphurization of middle distillates with a capacity of 2.3 million tonnes/year; (iii) ancillary units and utilities with other logistical assets (see “Logistics” below).

LIVORNO with a balanced primary refining capacity of 84,000 barrels/day and an equivalent conversion index of 11.4%, manufactures mainly gasolines, fuel oil for bunkering, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains a vacuum unit, a reformer unit, an isomerization plant, two desulphurization units for middle distillates and two lubricant manufacturing lines. Its pipeline links with the local harbor and with the Florence storage sites allow the Livorno facility to operate with great efficiency as concerns reception, handling and distribution of products.

PORTO MARGHERA with a balanced primary refining capacity of 70,000 barrels/day and an equivalent conversion index of 22.8%, supplies mainly markets in north-eastern Italy, Austria, Slovenia and, at a lower extent, Croatia. Besides its primary distillation plants with vacuum plants, this refinery contains a reformer plant, an isomerization plant, two gasoil desulphurization units and a two-stage thermal conversion plant (visbreaking/thermal cracking) for increasing yields of valuable products.

Outside Italy
In Germany Eni holds an 8.3% interest in the SCHWEDT refinery and a 20% interest in BAYERNOIL, an integrated refining pole that includes the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70,000 barrels/day. Eni’s share of the production of the three integrated refineries and of the Schwedt refinery is mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.
Eni holds a 16.33% interest in CESKA RAFINERSKA which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s overall balanced conversion capacity from this refinery amounts to 27,000 barrels/day.

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ENI FACT BOOK / REFINING & MARKETING - LOGISTICS/MARKETING

LOGISTICS

Eni is a leader in storage and transport of petroleum products in Italy. Its logistical integrated infrastructure consists of 12 directly managed storage sites and a network of petroleum product pipelines.
Eni holds interests in five companies established by the major Italian operators in the oil business in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) aimed at reducing costs, increasing efficiency and providing integrated services to customers.
For the transport of refined products on land Eni also owns a pipeline network, integrated by leased pipelines extending over 3,210 kilometers, of these 1,513 are wholly owned.
Transport by sea of crudes and refined products takes place through spot and long-term lease contracts of tanker ships.
For the secondary distribution of refined products to retail markets Eni owns a fleet of tanker trucks and manages third-party owned vehicles.	Eni also holds a 65% interest in Costiero Gas Livorno, a company that operates an underground storage facility in Livorno with the capacity to store 45,000 cubic meters of propane.
In the medium-term Eni intends to upgrade the integration of its logistics system with its refining system. The Taranto plus projects entails, besides the increase in refining capacity, also the creation of logistical assets supporting the development of the Taranto refinery. In particular Eni is evaluating the construction of a new storage site for gasoils and gasolines in Campania and three pipelines, of which two linking the refinery to the new storage site and one for the transport of virgin naphtha to the Brindisi petrochemical complex. Eni intends also to optimize its logistics system by rationalizing its structures in Lazio, the Po Valley and the Naples area.

MARKETING

Retail sales

Italy
With its Agip brand Eni is the leader of refined product retail distribution in Italy.
In 2005 Eni divested its 100% interest in Italiana Petroli SpA a company distributing refined products in Italy principally through a leased network of about 2,900 service stations under the IP brand. Following this divestment at 31 December 2005, Eni’s retail distribution network consisted of 4,349 Agip branded service stations. In 2005 Eni sold on its Agip branded network 11.2 billion liters with an average throughput of 2.5 million liters and a market share of 29.7%
In the marketing of refined products Eni intends to strengthen its competitive positioning in Italy by means of a capital expenditure plan aimed at restructuring and upgrading its distribution network along with a strong marketing action leveraging in particular on an offer of high quality fuels and differentiated promotional initiatives intended to promote customer loyalty. Eni targets for 2009 an Agip branded network consisting of about 4,200 service stations with average throughput of about 2.7 million liters.
In 2005 sales volumes of BluDiesel – a high performance
Diesel fuel virtually sulphur free that improves engine

performance – on the Agip branded network amounted to nearly 1 billion liters, a decline of about 13% from 2004 due mainly to the increasingly high sensitivity of consumers to the price of fuels in light of their remarkable increase in the year. At 2005 year-end service stations selling BluDiesel were over 4,000 (about 3,900 at 2004 year-end) corresponding to approximately 92% of Eni’s Agip branded network.
Sales volumes of BluSuper – a high performance and low environmental impact gasoline virtually sulphur free and with high octane number (98 as compared to 95 in conventional gasoline) – amounted to 150 million liters. At 2005 year-end service stations selling BluSuper were 1,719 (about 1,000 at 2004 year-end) corresponding to approximately 39% of Eni’s network.
In January 2006 Eni started to sell Ad-Blue®, a water solution containing urea for technologically advanced heavy duty vehicles. This additive, compatible with the new characteristics of most trucks built in Europe reacts with exhaust gases thus reducing emissions and consumption and improving engine performance.
In 2005 Eni continued its Do-It-Yourself campaign which allows customers accessing self-service outlets with an

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ENI FACT BOOK / REFINING & MARKETING - MARKETING

electronic card to obtain price discounts or gifts (under agreements with Vodafone and Coop) in proportion to the total amount of purchased fuel. Further bonuses are offered to the most faithful customers. At year-end the number of cards distributed was about 3.8 million; turnover on cards increased by 9% from 2004. The amount of fuel purchased with the card was about 37% of all fuel sold on Agip branded service stations joining the campaign, corresponding to about 30% of the whole Agip branded network.
Eni continued also its AgipMaxi promotional initiative addressed to truck drivers who purchase Diesel fuel at the approximately 800 Agip branded service stations participating in the program. Active fidelity cards were about 38,000.
The improvement in the quality of service to customers led to a further expansion of the automation process of the domestic network. At 31 December 2005 nearly all Agip branded service stations were provided with a corporate credit card system.

In 2005 Eni continued the development of the European Multicard Routex paying card addressed to professional transport (transporters and car fleets) with sales of 1.414 billion liters (up 3.4% from 2004), while the number of customers provided with this card increased by about 5,000 to 50,000 users at year end. Multicard is used internationally and is part of the international Routex consortium, made up by Agip, Aral, BP, OMV and Statoil.
Eni continued the development of its non oil retail activities aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service facilities, high-tech car care systems and services to customers, in particular 1,000 cafè and fast food outlets as well as innovative commercial outlets. To this end Eni owns master franchisor rights with exclusive rights for the oil sector for the “Pans & Co” brand, a leader in quality fast food outlets. Eni’s network contains 13 Pans & Co outlets and 35 McDonald’s outlets.
In 2005, a total of 80 new affiliations were added to the AgipCafè® branded outlets launched in 2003, and by year end a total of 287 franchises were active and 10 new convenience stores under the “SpazioAgip®” brand name were opened, thus reaching a total of 19 locations. Also 45 new car-wash facilities were opened on Agip branded service stations, thus reaching a total of 685 units. In the next four years Eni intends to continue the development of its non oil activities and expects to provide 70% of its Agip branded network with these structures by 2009 (50% in 2005).

Rest of Europe
In 2005, retail sales of fuels in the rest of Europe totalled 4.65 billion liters. At 31 December 2005, Eni’s retail distribution network outside Italy was represented by 1,933 service stations with an average throughput of 2.4 million liters. The areas were Eni’s presence is relevant are south-central Germany, Spain, Austria, Switzerland and south-western France.
Eni intends to develop and consolidate its presence in selected countries, where it can leverage on its well known brand name and on logistic and operational synergies. By 2009 Eni intends to reach sales volumes of about 5.8 billion liters in the rest of Europe by purchasing, leasing and building well equipped and high throughput service stations and also through marketing campaigns that contribute to consolidate its brand name in these markets. Average throughput targeted is about 2.6 million liters.
Non oil activities outside Italy is performed under the “CiaoAgip” brand name in 1,120 service stations, of these 330 are in Germany and 163 in France with a 58% coverage if the Agip branded network (97% of all owned service stations).

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ENI FACT BOOK / REFINING & MARKETING - MARKETING/OTHER BUSINESSES

Wholesale marketing and other sales
Eni sells gasolines and fuels: Diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels, gasolines and fuel oil. Major customers are wholesalers, the agricultural and manufacturing industries, public utilities and transports. Agricultural customers and fishing fleets are supplied directly at 60 agricultural centers and 90 owned or leased marine fuel outlets.
Eni provides its customers with its experience in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports.
Customer care is provided by a very widespread commercial and logistical organization present all over Italy and articulated in local sales offices aided by a network of agents, sales persons and concessionaires.
Eni also sells jet fuel directly at 38 airports, of which 27 in Italy, and marine fuel (bunkering) directly at 38 ports, of which 23 in Italy.

OTHER BUSINESSES

LPG
In Italy Eni is a leader in the manufacture, distribution and sale of LPG. In 2005 Eni sold 649,000 tonnes of LPG for heating and automotive use (under the Agip brand and wholesale), with a 19% market share. Additional 400,000 tonnes of LPG were sold through other channels mainly to oil companies and traders.
LPG activities in Italy derive their products from 5 Italian refineries and from imports received at the 3 coastal storage sites located in Livorno, Naples and Ravenna.
Product availability and customer requirements are met also with other 10 owned plants/storage sites in Italy and 45 contracts for bottling and storage with third parties’ facilities.
Eni’s LPG sales network is organized over 6 sale areas with 3 direct sales offices, 21 agencies and 24 concessionaires. Products are sold also to over 150,000 customers owning small tanks, while the sale network of LPG bottles includes over 11,000 outlets.
In the past few years LPG pipelines were developed and over 13,000 customers are served through direct links with 95 storage facilities.
Outside Italy Eni is present also in Ecuador with a 36.4% market share in 2005.

Lubricants
Eni operates 8 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East.
In Italy Eni is a market leader in lubricants with the manufacturing of base oils and with a range of products including over 650 different blends. Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).
In 2005 in the area of industrial lubricants, new lines were formulated for turbine and compressor oils with the use of new bases. Also some products for heavy duty vehicles were renewed with increased performance and/or lower costs. Marine lubricants received endorsement from a reference marine engine manufacturer.
In Italy Eni is a leader in the manufacture and sale of lubricant bases.
Base oils are manufactured primarily at its refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero. In 2005, retail and wholesale sales in Italy amounted to 133,000 tonnes with a 23.9% market share. Eni also sold approximately 5,000 tonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 139,000 tonnes, of these about 50% were registered in Europe (mainly Germany, Netherlands and Spain).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells about 2 million tonnes/year of oxygenates mainly MTBE (9% of world demand) and methanol. About 67% of products are manufactured in Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), the remaining 33% is bought. In Venezuela Eni plans to convert its MTBE plants.

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ENI FACT BOOK / REFINING & MARKETING

Refining system in 2005
	Ownership share (%)	Conversion equivalent (%)	Primary balanced refining capacity Eni share (k bbls/g)	Primary balanced refining capacity total (k bbls/d)	Fluid catalytic cracking FCC (k bbls/d)	Residue Conversion (k bbls/d)	Go-Finer (bbls/d)	Mild Hydro- cracking/ Hydro- cracking (k bbls/d)	Visbreaking/ Thermal Cracking (k bbls/d)	Coking (k bbls/d)

Wholly owned refineries		57.3	524	524	69	21	34	28	85	47
Italy
Sannazzaro	100	42.5	160	160	34			28	28
Gela	100	140.1	100	100	35		34			47
Taranto	100	60.5	110	110		21			35
Livorno	100	11.4	84	84
Porto Marghera	100	22.8	70	70					22
Partially owned refineries (1)		51.1	177	804	172	24	27	55	96
Italy
Milazzo	50	72.7	80	160	41	24		33
Germany
Ingolstadt/Vohburg/ Neustadt (Bayernoil)	20	32.6	52	258	58				33
Schwedt	8	41.8	19	223	49		27		49
Czech Republic
Kralupy/Litvinov (Ceska Rafinerska)	16	28.8	27	163	24			22	14
Total Refineries		55.8	701	1,328	241	45	61	83	181	47

(1)	Capacity of conversion plants is 100%.

Refining capacity	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Balanced capacity at period end (1)	(th bbls/d)	897	853	859	859	859	814	654	681	681	701
Balanced capacity of wholly-owned refineries at period end	(th bbls/d)	664	664	664	664	664	664	504	504	504	524
Processing at wholly-owned refineries	(th bbls/d)	718	621	681	640	659	645	501	502	535	547
Balanced capacity utilization of wholly-owned refineries	(%)	87	94	103	96	99	97	99	100	100	100

(1)	Eni’s share.

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Petroleum products availability	(million tons)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy
Products processed in wholly-owned refineries	35.90	31.10	34.05	32.00	32.93	32.24	30.09	25.09	26.75	27.34
Products processed for third parties	(3.50)	(3.50)	(3.24)	(2.78)	(3.41)	(1.45)	(1.88)	(1.72)	(1.50)	(1.70)
Products processed in non owned refineries	4.80	8.00	7.90	8.08	8.41	5.92	6.27	8.43	8.10	8.58
Products consumed and lost	(2.00)	(2.00)	(1.94)	(2.07)	(2.11)	(1.95)	(1.91)	(1.64)	(1.64)	(1.87)
Products available	35.20	33.60	36.77	35.23	35.82	34.76	32.57	30.16	31.71	32.35
Purchases of finished products and change in inventories	5.16	6.75	5.74	5.45	4.30	5.19	6.27	5.86	5.07	4.85
Finished products transferred to foreign cycle	(2.80)	(4.20)	(6.51)	(5.23)	(4.58)	(4.96)	(5.56)	(5.19)	(5.03)	(5.82)
Consumption for power production							(1.74)	(1.07)	(1.06)	(1.09)
Sales	37.56	36.15	36.00	35.45	35.54	34.99	31.54	29.76	30.69	30.29
Outside Italy
Products available	2.60	2.80	3.33	3.08	3.07	3.02	2.98	3.36	4.04	4.33
Purchases and change in inventories	8.40	8.45	8.35	8.06	10.27	10.27	12.16	12.12	13.78	11.19
Finished products transferred from Italian cycle	2.80	4.20	6.51	5.23	4.58	4.96	5.56	5.19	5.03	5.82
Sales	13.80	15.45	18.19	16.37	17.92	18.25	20.70	20.67	22.85	21.34
Sales in Italy and outside Italy	51.36	51.60	54.19	51.82	53.46	53.24	52.24	50.43	53.54	51.63

Oil products sales in Italy and outside Italy	(million tons)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Retail sales	12.38	12.09	12.02	11.85	11.57	11.64	11.14	10.99	10.93	10.05
Wholesale sales	12.1	11.3	11.73	11.42	11.1	11.24	10.64	10.35	10.7	10.48
	24.48	23.39	23.75	23.27	22.67	22.88	21.78	21.34	21.63	20.53
Petrochemicals	6.18	5.97	5.75	5.38	4.93	4.23	3.82	2.79	3.05	3.07
Other sales (1)	6.9	6.79	6.5	6.8	7.94	7.88	5.94	5.63	6.01	6.69
Sales in Italy	37.56	36.15	36	35.45	35.54	34.99	31.54	29.76	30.69	30.29
Retail sales rest of Europe		2.25	2.35	2.36	2.35	2.47	2.57	3.02	3.47	3.67
Retail sales Africa and Brazil		0.68	1.11	1.55	1.43	1.71	1.44	1.18	0.57
	3.07	2.93	3.46	3.91	3.78	4.18	4.01	4.2	4.04	3.67
Wholesale sales	6.25	6.17	6.2	6.4	5.46	5.55	5.65	6.01	5.3	4.50
	9.32	9.1	9.66	10.31	9.24	9.73	9.66	10.21	9.34	8.17
Other sales (1)	4.48	6.35	8.53	6.06	8.68	8.52	11.04	10.46	13.51	13.17
Sales outside Italy	13.8	15.45	18.19	16.37	17.92	18.25	20.7	20.67	22.85	21.34
	51.36	51.60	54.19	51.82	53.46	53.24	52.24	50.43	53.54	51.63

(1)	Includes bunkering, consumption for power production (until 2001) and sales to oil companies. From 2002, includes also sales of MTBE.

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Retail and wholesale sales by product in Italy and outside Italy	(million tons)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy
Retail sales	12.38	12.09	12.37	11.85	11.57	11.64	11.14	10.99	10.93	10.05
Gasoline	7.97	7.68	7.76	7.23	6.74	6.53	5.98	5.49	5.09	4.35
Gasoil	3.99	3.92	4.12	4.22	4.43	4.74	4.83	5.23	5.61	5.49
LPG	0.43	0.45	0.46	0.37	0.38	0.35	0.31	0.26	0.22	0.20
Lubricants		0.04	0.03	0.03	0.02	0.02	0.02	0.01	0.01	0.01
Wholesale sales	12.10	11.30	11.38	11.42	11.10	11.24	10.64	10.35	10.70	10.48
Gasoil	5.18	4.82	4.95	5.01	4.85	5.12	4.88	4.78	4.89	4.86
Fuel oil	3.51	2.64	2.56	2.25	2.15	2.12	2.05	1.66	1.80	1.50
LPG	0.54	0.55	0.50	0.50	0.48	0.48	0.46	0.45	0.46	0.46
Gasoline	0.12	0.13	0.08	0.24	0.21	0.17	0.16	0.17	0.15	0.16
Lubricants	0.18	0.17	0.16	0.15	0.16	0.15	0.14	0.13	0.13	0.13
Other	2.57	2.99	3.14	3.27	3.25	3.20	2.94	3.16	3.27	3.37
Outside Italy (retail + wholesale)
Gasoline	2.20	2.28	2.28	2.39	2.16	2.39	2.27	2.37	2.32	2.14
Gasoil	4.04	3.49	3.83	4.01	3.92	4.30	4.49	5.10	4.96	4.71
Jet fuel	0.55	0.52	0.35	0.43	0.47	0.43	0.39	0.39	0.47	0.34
Fuel oil	0.47	0.38	0.33	0.26	0.26	0.22	0.21	0.20	0.15	0.12
Lubricants	0.08	0.15	0.11	0.12	0.13	0.11	0.13	0.16	0.11	0.10
LPG	1.64	1.71	1.79	1.86	1.86	1.82	1.78	1.72	1.09	0.44
Other	0.35	0.57	0.98	1.25	1.14	0.47	0.41	0.27	0.24	0.32
Total	9.32	9.10	9.66	10.31	9.94	9.73	9.67	10.21	9.34	8.17

Number of service stations	(units)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	10,958	10,615	9,828	9,425	9,045	8,351	7,710	7,290	7,244	4,349
ordinary stations:	10,686	10,345	9,563	9,160	8,783	8,157	7,546	7,134	7,097	4,204
- Agip brand	6,619	6,519	6,044	5,772	5,561	5,374	4,954	4,215	4,186	4,204
- IP brand	4,067	3,826	3,519	3,388	3,222	2,783	2,592	2,919	2,911
highway stations:	272	270	265	265	262	194	164	156	147	145
- Agip brand	192	192	189	189	189	152	127	146	143	145
- IP brand	80	78	76	76	73	42	37	10	4
Outside Italy	2,192	2,141	3,156	3,064	3,040	3,356	3,052	3,357	1,896	1,933
Central Europe	1,169	1,112	1,081	1,044	1,007	988	1,013	1,230	1,309	1,318
Iberian Peninsula	167	186	192	200	201	202	198	357	356	373
Eastern Europe	93	121	142	145	165	185	223	226	231	242
Africa	763	722	685	593	262	262
Latin America			1,056	1,082	1,405	1,719	1,618	1,544
	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647	9,140	6,282

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ENI FACT BOOK / REFINING & MARKETING

Average throughput	(thousand liters/number of service stations)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	1,376	1,405	1,475	1,530	1,565	1,643	1,707	1,813	1,863	1,770
Rest of Europe		2,042	2,141	2,200	2,210	2,303	2,276	2,378	2,393	2,426
Brazil			1,122	1,074	856	914	967	942
Africa		926	1,080	1,079	1,515	1,943
Average throughput outside Italy	1,824	1,753	1,661	1,586	1,524	1,563	1,585	1,671	2,393	2,426
Average throughput	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771	1,970	1,926
Average throughput Agip branded network		1,522	1,560	1,606	1,615	1,685	1,861	2,109	2,478	2,479
Italy		1,450	1,519	1,616	1,662	1,757	2,014	2,410	2,527	2,509
Outside Italy		1,753	1,662	1,586	1,524	1,563	1,585	1,671	2,393	2,427

Market shares in Italy	(%)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Retail	45.2	43.4	41.7	41.0	40.2	39.7	37.5	36.6	36.3	29.7
Gasoline	45.6	43.9	42.4	41.4	40.6	40.1	37.7	36.2	35.5	27.5
Gasoil	45.5	43.3	42.3	41.7	41.3	40.9	38.6	38.4	38.2	32.3
LPG (automotive)	36.0	37.7	27.9	28.3	26.6	25.4	23.8	22.0	20.0	17.9
Wholesale	23.7	23.1	23.3	24.4	24.0	25.6	23.9	24.1	27.0	28.0
Gasoil	37.3	35.5	35.5	35.0	34.5	35.4	34.7	33.1	33.0	32.8
Fuel oil	13.1	11.0	10.8	11.6	12.9	14.9	13.3	12.6	17.7	17.9
Domestic market share	31.2	30.5	30.1	30.9	30.4	31.5	29.5	29.5	31.3	29.0
Total market share (retail + wholesale)
Gasoline	45.8	43.9	43.6	42.2	41.3	40.8	38.3	36.8	36.0	28.2
Gasoil	40.5	38.6	38.5	38.0	37.6	38.1	36.8	35.9	35.9	32.8
LPG	30.0	29.8	24.8	22.9	22.0	22.0	20.9	19.4	19.1	18.8

Retail market shares outside Italy	(%)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Central Europe
Austria	8.1	7.7	7.1	7.7	8.1	8.2	8.0	7.4
Switzerland	6.4	6.6	6.8	6.4	6.0	5.7	5.7	5.7
Germany	2.6	2.6	2.6	2.7	2.6	3.1	3.8	4.1
France	0.4	0.4	0.4	0.6	0.8	1.1	1.2	1.1
Eastern Europe
Hungary	4.5	4.3	4.1	4.5	6.1	6.7	6.4	6.0
Czech Republic	4.2	4.3	4.3	4.3	5.7	4.9	5.2	5.5
Romania	1	0.9	1	1.1	1.1	0.9	..	..
Slovenia							1.0	1.3
Iberian Peninsula
Spain	1.7	1.7	1.8	1.6	1.6	2.2	3.0	3.1
Portugal	2.1	2	1.7	1.6	1.5	0.9	1.0	0.9

Contents

ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING

Oilfield Services Construction and Engineering

STRATEGIES
Strengthen competitive positioning in the segment of complex offshore projects for the development of hydrocarbon fields and the construction of infrastructure
Develop know-how in the strategic segment of natural gas monetization and upgrading of heavy crudes
Grow in the leased/sale FPSO business and in offshore LNG terminals
Improve operational efficiency and flexibility

OILFIELD SERVICES AND CONSTRUCTION

Eni operates in oilfield services and construction through Saipem, a company listed on the Italian Stock Exchange (Eni’s interest 43%), operating in offshore and onshore drilling and construction and LNG. It is a world leader in the laying of underwater pipelines on long distances and export infrastructures in conventional and deep offshore, as well as the installation of offshore platforms, thanks to exclusive state-of-the-art technology and a world-class fleet of vessels, which has been upgraded with an investment plan amounting to over euro1 billion started in 1997.

Saipem intends to strengthen its competitive positioning in the segment of large offshore projects for the development of hydrocarbon fields and the construction of large export infrastructure by leveraging on its technological and operational skills, engineering and project management capabilities and ability to operate in complex environments (deep and ultradeep offshore, remote and hostile areas). With these qualifications Saipem can meet key success factors of	this business represented by the ability to evaluate risks in the bidding phase, technological innovation, the ability to manage efficiently the execution of projects by delocalizing non-critical engineering and fabrication activities to low cost areas and enhancing local contents by employing local resources and creating decentralized logistical bases.
Saipem intends to develop its presence and enter the strategic segments of monetization of natural gas (GTL, LNG) and upgrading of heavy crudes by developing/acquiring the required skills and resources in particular in the engineering and project management phases. It also intends to expand in the leased/sale FPSO business and in floating LNG treatment systems for liquefaction/regasification of LNG.
Saipem intends to intensify operational efficiency improvement actions in all its activities, in particular by reducing supply and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles.

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - MAIN RESULTS

Main results

The recently started integration of Saipem and Snamprogetti creates a world leader in oilfield services, construction and engineering confirming that these activities are a core business for Eni.

Among the main acquisitions of 2005 are:
  an EPIC contract for the development of the offshore AKPO field in Nigeria for Total providing for: (i) the installation and operation of underwater, umbilical and riser pipelines; (ii) the construction of an unloading terminal, a mooring system for the FPSO vessel and the laying of a pipeline. Works will be performed by the Saibos FDS and Saipem 3000 vessels;

  a contract for the conversion of an oil tanker into the new Vitoria FPSO vessel with a production capacity of 100,000 barrels/day and a storage capacity of 1,600,000 barrels for the development of the Golfinho 2 field offshore Brazil at a depth of 1,400 meters for Petrobas;
  two EPIC contracts for the development of the LNG Tangguh field in Indonesia for BP providing for the construction of two platforms and the related underwater pipelines linking the field with the gas liquefaction plant onshore.

Main financial data	Italian GAAP	IFRS (1)

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Net sales from operations	1,447	1,647	1,705	1,467	1,310	1,961	3,149	4,231	4,306	4,306	4,528
Operating income	124	138	160	108	141	256	302	304	293	328	365
Capital expenditure	132	228	334	412	231	289	211	261	199	199	355
Order backlog at 31 December	1,919	2,346	2,463	2,588	2,630	2,853	5,158	5,225	5,306	5,306	5,513
Offshore construction	759	1,043	900	1,363	1,312	1,229	3,276	3,265	3,303	3,303	3,104
Offshore drilling	412	454	748	622	582	546	550	499	317	317	382
Leased FPSO						184	170	142	117	117	589
Onshore construction	428	492	434	257	609	577	656	776	763	763	555
Onshore drilling	36	72	98	66	127	317	195	179	296	296	298
LNG							250	318	447	447	430
Maintenance							61	46	63	63	155
Infrastructure	284	285	283	280

(1)	Include Saipem’s share of jointly controlled companies.

Main operating data	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Offshore pipelines laid	(km)	804	1,610	2,009	979	276	781	1,798	1,409	1,634	883
Onshore pipelines laid	(km)	1,777	1,221	873	1,303	483	552	687	612	465	1,005
Offshore structures installed	(ton)	97,140	108,745	65,331	111,164	57,087	73,028	55,960	118,211	172,664	134,602
Onshore structures installed	(ton)	26,420	36,024	30,514	30,767	13,000	18,120	30,060	29,930	15,888	7,112
Offshore drilling	(km)	134	99	94	88	96	107	125	129	130	114
Onshore drilling	(km)	159	178	167	63	147	190	348	386	455	548
Offshore wells drilled	(units)	43	25	52	53	50	36	50	59	59	67
Onshore wells drilled	(units)	42	43	78	30	44	55	100	119	150	213

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - OILFIELD SERVICES AND CONSTRUCTION

Dimensions:
Length: 198 m
Breadth: 87 m
Depth to main deck: 45 m
Transit draft: 10.5 m
Operational draft: 27.5 m

Dynamic positioning: DP (AAA) Lloyds Register; IPD 3 R.I.Na.; Class 3 Norwegian Maritime Directorate notations. Power plant: total power plant 70,000 kW, 10,000 Volt; 12 diesel generators on heavy fuels divided in 4 fire segregated engine rooms; classified UMS. Ballast system: computer controlled system with simultaneous capabilities comprising 4 x 6,000 t/h ballast pumps, fully redundant.	Lifting facilities main crane: 2 twin S 7000 model fully revolving bow mounted Amhoist cranes; main blocks tandem lift: 14,000 t; main block single lift: 7.000 t revolving at 40 m rad./41 m; tieback 6,000 t revolving at 45 m rad./50 m. Lowering capability to 450 m below sea level. Whip hook: 120 t revolving at 150 m rad. J-Lay system: pipe diameter range from 4” to 32”; main laying tension system 525 t with tensioners, up to 2,000 t with friction clamps; laying tower angle 90º-110º; number of welding stations: 1; pipe storage capacity up to 6,000 t. Maximum laying depth: 3,000 m.	Dimensions:
Length overall: 152 m
Breadth: 65 m
Depth to main deck: 29.8 m
Operational draft: 7.8-15.5 m
Deck load capacity: up to 3,600 t

Propulsion/positioning system: number of thrusters: 4 azimuthal variable pitch. Thruster capacity: 2,060 kW/37 t thrust. Pipe tensioning system: type of tensioners: Remacut DC electric; tensioner capacity: 3 x 110 t each; pipe diameter capacity: up 60”. Pipe abandonment/retrieval system: type of winch: Tesmec DC electric; winch capacity: 300 t constant tension. Cranes/pipe handling system: number of cranes: 2 fully revolving; crane type: deck mounted; crane capacity: 60 t with 50 m boom. Maximum laying depth: 1,150 m.

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - OILFIELD SERVICES AND CONSTRUCTION

Business areas

Offshore construction
Saipem has gained a sound competitive positioning in the segment of large projects for the development of offshore hydrocarbon fields by integrating its technical and operational skills, supported by a world-class fleet and the ability to operate in complex environments, with engineering and project management capabilities acquired on the market (among which Bouygues Offshore, Moss Maritime, Petromarine, Idpe).
The services that Saipem can currently provide to its customers in the key geographic areas can cover the main market segments such as: (i) floating production units (FPU); (ii) underwater developments; (iii) fixed platforms; (iv) pipelines. The demand for these services is expected to increase in accordance with plans for the development of hydrocarbon reserves announced by the major oil companies; in particular high growth rates are expected in the FPU and underwater development areas, due to the increased share of deep water development projects. Key areas are West Africa, Asia Pacific, and Latin America.
Saipem has an excellent competitive positioning in the area of deep offshore hydrocarbon field development by means of the construction/installation of FPUs. Among FPUs, FPSO vessels[1] offer the best development prospects due to their storage capacity, which allows to develop fields remote from transport infrastructure, and to their versatility, which allows at the end of the useful life of a field to relocate vessels on other fields thus expanding their useful life.
Saipem is recognized as one of the leading international companies in the segment of underwater development in the deep offshore, which includes laying of small diameter pipes, umbilical lines, risers and other subsea structures thanks to the design ability of its engineering structures and the installation capacity of its vessels.

(1)	Other floating production units are semi-submersible platforms, tension leg platforms and submersible pipe alignment rigs.

Dimensions:
Length overall: 148.5 m
Breadth overall: 54.9 m
Depth to main deck: 2.8 m
Maximum deck load: 5,700 t

Pipelay equipment: 3 x 75 t tensioners, 11 work stations (welding, x-ray and field joint coating). Double jointing system with 8 work stations. Above water tie-in capability (optional). Dual lay welding line and ramp (optional). Abandonment and recovery winch: 275 t. Lifting facilities: fitted with 4 revolving pedestal cranes (1 x 318 t and 3 x 37 t) mounted at each corner of the main deck for pipe handling and general lifting. Pipe handling davits may also be mounted on the main deck to facilitate above water tie-ins. “S-lay” technique. Pipe diameter: max 60”. Maximum laying depth: 600 m.	Dimensions:
Length overall: 156 m
Breadth: 30 m
Operational draft: 12.4 m
Displacement: 26,608 t at operating draft
Payload: 4,300 t at 7.40 draft

Dynamic Positioning: Dynpos Autro, Dynpos Autr, 2 DGPS, 2 Lras HIPAP - 2,500 m interfaces available for Taut Wire, Artemis, Fan Beam. Lifting capabilities: main crane AMClyde KPT660: main hook SWL: 600 t at 30 m, 300 t at 55 m; auxiliary cranes: 2 Liebherr CBO3100-50 Litronic SWL 50 t at 20 m, SWL 30 t at 38 m; 2 Liebherr RL-S 20/20 Litronic; starboard side fixed boom SWL 20 t at 20 m, portside telescopic boom SWL 15 t at 16 m. Pipelay equipment: 5 work stations + one in option; rigid pipe: 4 pipes string J-lay tower system, SWL 320 t, 3,000 m w.d., max. o.d. 22”; flexible pipe: laying through Gutter and 3 x retractable four tracks tensioners total SWL 270 t, max. i.d. 17”. Assembly station has openings to allow the passage of 4 x 3 x 6 m special items.

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - OILFIELD SERVICES AND CONSTRUCTION

Saipem is recognized as one of the leading international companies for the design, procurement and installation of fixed platforms, in particular is the world leader in the segment of ultra heavy lifting, thanks to the technical features of its vessels. The demand for installation of fixed platforms is slowly declining due to the lower share of development projects in non deep waters, but Saipem has good growth opportunities in particular in Asia Pacific.
Saipem is a world leader in the laying of large diameter long distance subsea pipelines and transport infrastructure both in conventional and deep offshore. Growth prospects in this segment are positive.
Its offshore construction fleet is made up of 25 vessels and 45 robotized vehicles able to perform advanced subsea operations. Among its major vessels are: (i) Saipem 7000, semi-submersible vessel with dynamic positioning system, with 14,000 tonnes of lift capacity (the highest of this kind in the world), capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters. This vessel has been used to lay

Dimensions: Hull length: 60.8 m Beam: 56.5 m Depth: 6.7 m Length of legs (including footing): 126.1 m Operating performance: Drilling depth: 6,500 m Water depth max: 90 m Variable load: 1,500 t	Dimensions:
Length overall: 228 m
Breadth, moulded: 42 m
Depth, moulded: 19 m
Operating draft: 12 m
Displacement: 96,455 t
Variable load: over 20,000 t
Oil storage capacity: 140,000 bbl

Operating performance:
Drilling depth: 9,200 m
Water depth max: 3,000 m

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - OILFIELD SERVICES AND CONSTRUCTION

the Blue Stream pipeline in the waters of the Black Sea at the record depth of 2,150 meters; (ii) the Saibos FDS for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for j-lay pipe laying to a depth of 2,000 meters; (iii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iv) the Saipem 3000 multifunction vessel for the development of hydrocarbon fields, derived from the transformation of the Maxita that can lay rigid and flexible pipes and is provided with cranes capable of lifting over 2,000 tonnes; (v) the Semac semi-submersible vessel used for large diameter underwater pipe laying. The fleet includes also remotely operated vehicles (ROV), highly sophisticated and advanced underwater robots capable of performing complex interventions in deep waters.	Offshore drilling
Saipem provides offshore drilling services to oil companies mainly in key areas such as West Africa, the North Sea and the Mediterranean Sea, it holds significant market positions in the most complex segments of deep and ultradeep offshore. Demand for these services is expected to increase steeply in the short to medium-term according to the exploration plans announced by the major oil companies. Unit tariffs will be supported by a shortage of supply. West Africa is confirmed as one of the most attractive areas. Saipem can seize these market opportunities by leveraging on the technical features of its equipment. Its offshore drilling fleet consists of 10 vessels properly equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. One of its most important offshore drilling vessels is the Saipem 10000, designed to explore and develop hydrocarbon reservoirs operating in excess of 3,000 meters water depth in full dynamic positioning. The ship has a storage capacity of 140,000 barrels and can

Dimensions:
Pontoon length:  111 m
Pontoon breadth: 14.3 m
Pontoon height: 9.5 m
Main hull length: 80.8 m
Main hull breadth: 68.8 m
Main hull depth: 7.3 m

Operating performance:
Dynamic assisted mooring up to 900 m w.d.
Dynamic positioned mode up to 2,000 m w.d.
Maximum drilling depth: 9,000 m
Water depth max: 2,000 m
4,300 t variable deck load in all conditions, under the most stringent codes.	Dimensions:
Displacement: 38,100 t
Main deck width: 61.3 m
Main deck length 77.5 m
Main deck depth: 4.5 m
Variable deck load: 4,000 t

Operating performance:
Drilling depth W/5” DP: 25,000 ft
Drilling depth: 8,000 m
Water depth max: 1,500 m
Positioning system: automatic thruster assisted 8 leg mooring system.

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - OILFIELD SERVICES AND CONSTRUCTION

maintain a steady operating position without anchor moorings by means of 6 computerized azimuth thrusters, which offset and correct the effect of wind, waves and current in real time. Capital expenditure for building this ship amounted to about $300 million. The vessel is operating in ultra deep waters (over 1,000 meters) in West Africa.
Other relevant vessels are Scarabeo 5 and 7, third and fourth generation semi-submersible rigs able to operate at depths of 1,900 and 1,200 meters of water respectively.

Leased/sale FPSO
Saipem provides to oil companies services for the development of offshore hydrocarbon fields by leasing its FPSO vessels. Following its recent acquisitions (in particular Moss Maritime and Bouygues Offshore) Saipem significantly strengthened its design skills. The leasing of an FPSO represents an alternative to direct expenditure for oil companies. West Africa and Latin America are the markets with the highest expected growth rates due to the number of development projects announced or started-up by oil companies. Saipem’s main vessels are: (i) FPSO Firenze, a tanker ship which, after its conversion into a floating production and storage vessel, has been installed in Eni’s Aquila field, in the Adriatic Sea, where it operates at a depth of 850 meters; (ii) FPSO Mystras that has been installed since January 2004 in the Okono and Okpoho oil fields operated by Eni with a 100% interest in the deep offshore of Nigeria. Saipem intends to expand its market share in this business and plans to upgrade its offer by adopting the new generic FPSO vessels, designed and equipped in direct cooperation with the client in order to identify standard features that make the vessel easily employable in more than one development project according to the client’s portfolio of fields. In this light, Saipem is building its new Vitoria unit that will be operating on the Golfinho 2 field in the offshore of Brazil.

Onshore construction
Saipem operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). The demand for this kind of services from the oil industry is expected to increase in the medium-term, in particular long distance pipelines represent one of the favorite systems for linking production areas with their end markets, despite the increasing competition from other transport modes (LNG, GTL, etc.). The main operation areas are Africa and the Middle East. Saipem also boasts an established presence in remote areas such as the Caspian Sea and Far East Russia, leveraging on its distinctive ability in operating in hostile environments, managing complex projects and enhancing local content, in addition to providing on land services complementing offshore activities (key factor in projects in areas such as the Caspian Sea). Saipem intends to strengthen its competitive positioning in the strategic segment of monetization of natural gas (GTL, LNG) and upgrading of heavy crudes by upgrading/acquiring the skills and resources necessary in the engineering and project management phases, which are key factors for success in this segment characterized by huge EPC contracts. The acquisition of Snamprogetti is a key step in this direction.

Onshore drilling
Saipem operates in this area as main contractor for the major international oil companies performing its activity mainly in Saudi Arabia, North Africa and Peru, where it can leverage on its knowledge of markets, long-term relations with customers and integration with other business areas. Saipem also boasts a long standing presence in remote areas (such as the Caspian Sea)

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - OILFIELD SERVICES AND CONSTRUCTION

based on its operating skills and ability to operate in hostile environments. Onshore drilling is conducted through 23 drilling platforms and 15 workover plants that can drill to 10,000-meter depths in high pressure and high temperature environments.

LNG
Saipem operates in the LNG segment following its purchase of Bouygues Offshore and Moss Maritime which contributed their excellent competence in the LNG chain, complementary to the onshore and offshore transport of natural gas. The markets offering the highest potential are Asia, Europe and the Americas. Services provided by Saipem include: (i) the onshore segment which shows interesting growth prospects, where Saipem holds sound positions in the design and construction of regasification terminals, storage tanks and in the design of gas tanker ships. Saipem also intends to acquire skills and critical mass in liquefaction; (ii) the offshore segment, that includes FSRU (Floating

Storage Regasification Units) and FNLG (Floating Liquefaction plants for Natural Gas) integrated systems which show interesting growth prospects in the medium-term due to their lower environmental impact and greater flexibility as compared to other systems. Saipem intends to develop its presence in this segment.

Maintenance, modification & operation
Saipem is also present in the MMO business which complements the company’s activities and provide interesting growth prospects for the increasing tendency of oil companies to outsource these services (both routine work and upgrading/revamping) and for the development of remote areas for hydrocarbon production. Saipem is capable of seizing the opportunities provided by this segment by leveraging on its specialized know-how also as project manager, on its resources and network of logistical bases.

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING

Construction vessels

Name	Type	Laying technique	Transport/lifting capability (t)	Maximum laying depth (m)	Pipelaying maximum diameter (inches)

Castoro 2	Derrick/lay barge		1,000		60
Castoro 6	Semi-submersible large diameter pipelay vessel	S	300	1,150	60
Castoro 8	Crane and pipelay vessel	S	2,177	600	60
Castoro 9	Launching/cargo barge		5,000
Castoro 10	Trench/pipelay barge			300	40
Castoro XI	Launching/cargo barge		15,000
Crawler	Derrick/lay barge		540		48
Saipem 3000	Multipurpose monohull crane, DP (J, S, reel-lay) and lifting vessel	Reel, J, S	2,200	3,000	6
S. 42	Launching/cargo barge		8,000
S. 44	Launching/cargo barge		30,000
S. 45	Launching/cargo barge		20,000
Saipem 7000	Semi-submersible crane and pipelaying (J-lay) DP vessel	J	14,000	3,000	32
Semac 1	Semi-submersible pipelay barge	S	318	600	58
BAR Protector	DP dive support vessel
Saibos FDS	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel for the development of hydrocarbon fields in deep water	J	600	3,000	22
Saibos 230	Mobile crane barge for small-diameter pipelaying
Saibos 103	Launching/cargo barge
BOS 600	Launching/cargo barge		30,000
BOS 355	Crane and pipelay vessel		540		48

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING

Drilling vessels

Name	Type	Drilling plant	Maximum depth (m)	Drilling maximum (m)	Other	Crew number maximum

Perro Negro 2	Self elevating, triangular mobile drilling unit (Jack up)	Oilwell E 2000	90	6,500	Heliport provided	112
Perro Negro 3	Self elevating cantilever drilling platform (Jack up)	Ideco E 2100	90	6,000	Heliport provided	87
Perro Negro 4	Self elevating drilling platform (Jack up)	National 110 UE	45	5,000	Heliport provided	60
Perro Negro 5	Self elevating drilling platform (Jack up)	National 1320 UE	90	6,500	Heliport provided	72
Scarabeo 3	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
Scarabeo 4	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
Scarabeo 5	Semi-submersible drilling platform helped propulsion system	Emsco C 3	1,900	8,000	Heliport provided	100
Scarabeo 6	Semi-submersible drilling platform helped propulsion system	Oilwell E 3000	500	7,600	Heliport provided	91
Scarabeo 7	Semi-submersible drilling platform helped propulsion system	Wirth SH 3000 EG	1,500	8,000	Heliport provided	107
Saipem 10000	Ultra deep water drillship, self propelled, dynamic positioning	Wirth GH 4500 EG	3,000	9,200	Oil storage capacity: 140,000 bbl; heliport provided	160

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING

Oilfield Services Construction and Engineering

STRATEGIES
Strengthen competitive positioning in the strategic segments of oil & gas and natural gas monetization
Develop the offer of qualified services for large oil & gas projects and expand role of Owner’s Engineer for Eni
Expand portfolio of proprietary technologies as a competitive lever and support for the growth of Eni’s core business
Improve operational efficiency and flexibility

ENGINEERING

Eni, through its subsidiary Snamprogetti (100% Eni), is one of the major international operators in engineering and main contracting in the area of plants for hydrocarbon production, treatment and transport, for the liquefaction and treatment of natural gas, for the conversion of heavy residues from conventional and non conventional crudes, for the chemical industry, for power generation, infrastructure and environmental protection.
Snamprogetti intends to strengthen its competitive positioning in the market segment of high complexity projects mainly onshore in the strategic segments of oil and gas, natural gas monetization (GTL, LNG) and ethylene. In order to attain this objective, Snamprogetti will enhance its role of main contractor based on its distinctive skills in terms of project management capabilities, a wide and integrated array of services provided and availability and continuing development of proprietary technologies.
Snamprogetti intends to expand the provision of qualified services in the phases of front end loading of	projects (feasibility studies, conceptual, basic and front end engineering and project management) mainly to major clients and as a support to Eni’s investment plans, consolidating its role of owner’s engineer for Eni. It will also intensify actions for improving operational efficiency and flexibility also through the rationalization of its operating structure, full utilization rates of low cost engineering and fabrication centers, the optimization of procurement, the adoption of the most stringent international best practices in terms of working tools and methods and the hiring of highly qualified resources.
Snamprogetti intends to continue enhancing its proprietary portfolio of technologies by means of support activities to the development on an industrial scale of technologies in strategic areas of interest of Eni, such as the conversion of heavy crudes and high pressure transmission of natural gas, and the development of know-how in the field of the manufacture of high quality fuels and in the area of natural gas monetization (GTL, syngas, methanol, ammonia, urea).

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - MAIN RESULTS

Main results

Among the major acquisitions of 2005 are:
  an EPIC contract for GASCO for the construction of a single line plant with a treatment capacity of 24,400 tonnes/year of LNG at the Ruwais complex in the United Arab Emirates. Works include also the construction of storage facilities, new port infrastructure and the provision of ancillary services;

  the Escravos GTL project in Nigeria, in joint venture with US company KBR for Chevron for the construction of a 34,000 barrels/day plant for the production of diesel fuel, naphtha and LPG;
  the Hawiyah GTC project in Saudi Arabia for Saudi Aramco for the construction of a natural gas treatment and compression plant with a capacity of 31,000 barrels/day.

Main financial data	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Net sales from operations		1,265	1,675	1,535	847	1,166	1,422	2,093	2,197	2,198	2,089
Operating income		31	38	41	3		(4)	7	(33)	(48)	29
Capital expenditure		9	20	13	14	15	22	17	10	10	4
Investments		1		42	22	5	3	9			1
Backlog replacement	(%)	127	80	62	329	119	152	68		59	156
Order backlog at 31 December		2,834	2,471	1,851	4,008	4,084	4,907	4,180	3,215	3,215	4,451
Oil & Gas and Refining		1,638	892	803	520	697	1,950	1,487	1,450	1,450	2,329
Chemical complexes		778	1,066	454	463	465	673	503	146	146	953
Field upstream facilities and pipelines		363	459	554	593	610	299	597	398	398	206
Energy		46	45	38	138	96	54	31	19	19	33
Infrastructure					2,290	2,213	1,924	1,547	1,102	1,102	820
Aquater - Environmental Activities									88	88	101
Other		9	9	1	4	3	7	15	12	12	9

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ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - ENGINEERING

Business areas

Plants
Oil & Gas. Snamprogetti has relevant know-how, in terms of technological, engineering and execution capabilities, to carry out the most complex and technologically advanced projects in the area of plants for hydrocarbon production, natural gas treatment and monetization (LNG; recovery and fractioning of natural gas liquids). Based on the capital expenditure plans announced by oil companies, Snamprogetti expects a strong growth in the demand for services in these areas. In particular the segment of transport and treatment of natural gas seems the most dynamic due to the progressive globalization of demand and supply of natural gas. Snamprogetti intends to strengthen its know-how in natural gas treatment by means of acquiring/developing needed competence in particular in the business of liquefaction. Significant capital expenditures for expanding liquefaction and regasification capacity of about 130 million tonnes/year of LNG (equivalent to 180 billion cubic meters/year) are expected in the next four years.

Refining. In this area Snamprogetti has a sound competitive positioning in conventional areas, having built a number of grass root refineries and refining units, and is a leader in the segment of plants for the hydroconversion and hydrotreatment of heavy residues and distillates. Snamprogetti intends to seize the growth opportunities of the business of plants for heavy residue conversion and production of clean fuels. Growth in this business is supported by the wider availability of heavy crudes and by the increasingly stringent environmental requirements on emissions established worldwide. At Eni’s Taranto refinery the first demonstration plant with 1,200 barrels/day capacity based on the Eni Slurry Technology is nearing completion. This technology has a high strategic value and aims at meeting the increasing demand for upgrading of heavy crudes and non conventional crudes (tar sands) and for conversion of refining residues (see: “Innovative Technologies” below).

Chemical complexes. Snamprogetti is active in the area of plants for the conversion of natural gas (syngas, GTL, hydrogen, ammonia, methanol and urea) and gas-to-chemicals (ethylene and ethane derivatives). Snamprogetti intends to grow in the strategic segment of conversion of natural gas to liquids (GTL) for the manufacture of high value added products (LPG, diesel fuel and virgin naphtha), where significant capital expenditures are expected in the next four years. In this segment, where syngas is a critical element Snamprogetti is at the technological frontier also thanks to its subsidiary Haldor Topsøe which owns proprietary

Contents

ENI FACT BOOK / OILFIELD SERVICES CONSTRUCTION AND ENGINEERING - ENGINEERING

technologies among the most advanced in the world. Snamprogetti holds a sound position in the design and construction of plants for the production of nitrogen-based fertilizers and high-octane additives for gasoline (MTBE, ETBE, TAME and iso-octene/iso-octane), based on proprietary technologies. Snamprogetti intends to strengthen its competitive position in the segment of world scale plants for ammonia and urea production, demand for which is supported by increasing consumption in Asia, with capital expenditure in new capacity concentrated in areas where gas has a competitive price (Middle East, Africa, Latin America). Snamprogetti intends to seize the opportunities for the construction of plants for the manufacture of world scale ethylene in particular in areas where feedstocks have a low price (especially the Middle East). Snamprogetti intends to seize this opportunity leveraging on its skills.

Energy. Snamprogetti is active in the design and construction of combined cycle power stations also fired with refinery residues (IGCC - Integrated Gasification Combined Cycle). Snamprogetti intends to make use of the relevant know-how it acquired in the construction of EniPower power stations searching for new projects in Italy and outside Italy.

Field upstream facilities and pipelines
Snamprogetti holds relevant competitive positions in the design and construction of pipelines for the transport of hydrocarbons, collection networks and upstream plants (construction of primary separation plants, gas and water injection systems, compression and pumping stations), the demand for which is expected to grow. Snamprogetti is developing new advanced technologies for high pressure transport of natural gas aimed at the monetization of reserves located in remote areas (see: “Innovative Technologies” below).

Infrastructure
Snamprogetti is active in the field of design and construction of great infrastructure in Italy. In particular it is working at the completion of the high speed/high capacity train tracks from Milan to Bologna.

Aquater - Environmental Activities
Snamprogetti, through its Aquater - Environmental Activities division, is active in the field of projects for environmental remediation and reclamation, protection of the soil and integrated water systems in the framework of the optimization of compatibility of industrial development and environmental protection. The division provides a wide range of engineering services for the soil, the environment and natural resources and is active both as a consultant and as a main contractor in the area of environmental remediation, reclaiming of plants, waste management, water purification and civil works.

Contents

ENI FACT BOOK / NEW TECHNOLOGIES

New technologies

Eni is aware of the key role innovative technologies play in the future development of the hydrocarbon industry, it therefore intends to develop key technologies that can contribute to the establishment and maintenance of competitive advantages and promote a sustainable energy development. Technological innovation is transferred to the industrial scale in relevant strategic projects. Eni is reorganizing and relaunching technological research, allocating to the Corporate both long-term and multi-business research as well as identification and acquisition of advanced external technologies, and allocating to individual Divisions and Companies research activities that will support the businesses operations.
In the next four years Eni intends to invest significantly in R&D, in particular the main focus of Eni’s R&D lines are: (i) reserve replacement and reduction of mineral risk; (ii) production from non conventional hydrocarbon reserves and optimal management of reserves with high hydrogen sulphide and sulphur content; (iii) expansion in the natural gas market and utilization of associated gas and gas located in remote areas; (iv) improvement of quality and performance of fuels in light of the evolution of engines to increasingly perfected and efficient systems with lower impact on air quality; (v) efficient use of fossil fuels through an improvement in refining yields and an optimal use of each fuel with reduced environmental impact; (vi) mitigation of greenhouse effect, through the capture and geological sequestration of carbon dioxide.

Eni intends to search global alliances in order to participate in research projects that have a longer	horizon than the four-year plan. Follows a brief description of the main techniques applied or under development.

Reduction of exploration
and production costs

Drilling of Advanced Wells
Lean profile Technology
Eni developed and applied at industrial level a series of innovative technologies that allow to drill highly complex wells with greater operating efficiency. In particular, lean profile drilling, developed and patented by Eni, is applied in deep vertical and deviated wells especially in high pressure and high temperature environments allowing a reduction in time and costs and in environmental impact as it reduces the use of products for mud and cement and the resulting waste by about 30-40%.
Wells obtained with this technique are high quality and low risk. The technique basically consists in reducing to a minimum the tolerance between the diameter of wells and their lining columns while keeping the production casing unchanged. The application underway in Val d’Agri is a record lean drilling in highly deviated wells (a 13"3/8 casing in a 14"3/4 hole with inclination up to 60°).

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ENI FACT BOOK / NEW TECHNOLOGIES

High Resolution Geophysical
Prospecting Techniques
In the area of seismic imaging, the further developments of the proprietary “3D Common Reflection Surface (CRS) Stack” technology found various industrial applications with much higher efficiency than conventional techniques.
New depth imaging techniques based on proprietary algorithms can generate depth images with such high resolution that they allow a very precise physical characterization of reservoirs.
A new 3D resistivity modeling interpretive technique has been developed for the petrophysical measurement of wells (electrical logs), especially suited for the identification of complex mineralization situations, such as thin strata of sand and clay. Initial field applications proved that this new approach contributes to the production of more accurate estimates of reserves in place.

Sulphur management
Integrated research program on H2S
and sulphur management in E&P
In 2006 the integrated research program called H2S and sulphur management in E&P operations will be completed. The program was aimed at identifying innovative solutions for the treatment of very sour gas. In particular significant progress was achieved in an innovative technology for H2S bulk removal and in a new system for the massive storage of sulphur.

Feedstock enhancement

Natural gas transport
The TAP Project
Among the reliable technologies for making the transmission via pipeline of relevant amounts of natural gas from production areas to consuming markets economically viable (gas to market), the TAP (high pressure transport) project will contribute to developing the most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to:
(i) distances over 3,000 kilometers;
(ii) natural gas volumes to be transported of about 20-30 billion cubic meters/year;

(iii) pressure equal to or higher than 15 Mpa;
(iv) use of high and very high grade steel (e.g. X100).

The TAP technology is expected to allow a decrease in the consumption of natural gas used in compressor stations from 7.5% to 3% of transported volumes.
The project was started in 2002 with a wide range of design, engineering and construction activities and in 2005 two infrastructures for the validation of its assumptions were completed.
The first one is a 10-kilometer long pilot segment in X 80 steel with 48" diameter from Enna to Montalbano integrated in the Snam Rete Gas network that allowed to test and validate the industrial application of the concepts.
The second infrastructure consists of two pilot pipes, with a 48 inch diameter in high resistance X100 steel installed in Perdasdefogu in Sardinia. It was started up in September 2005 under pressures of 140 bar. Testing is expected to last 20 months and will simulate the actual behavior of an industrial infrastructure for a period equivalent to 20 years.
In early 2006 the first technology manual and FEED developed for a hypothetical trunkline in X100 steel with a 48" diameter linking Central Asia to Europe (for a length of 3,500 kilometers) will be available. A further development of this project will be the construction and operation of a commercial line in X100 steel a few kilometers long.

Conversion of gas to liquids
- GTL project
This is a key technology for the use of natural gas on a large scale for the production of high quality motor fuels, in particular diesel fuel and therefore it receives special attention by all majors due to its primary strategic value.
Eni’s R&D activities in 2005 led to the preparation of the first basic design package for an industrial unit.
In 2006 Eni will continue its development activity at the Sannazzaro pilot plant consolidating the Fischer-Tropsch synthesis and optimizing its integration in the first two phases in order to define the optimal size of the GTL module along with its basic design package.

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ENI FACT BOOK / NEW TECHNOLOGIES

Conversion of heavy crudes
and fractions into light products
Eni Slurry Technology
EST is a process of catalytic hydroconversion in the slurry phase that allows to convert asphaltenes (the hard fraction of heavy crudes) totally, thus reducing to zero the production of solid and fluid residues usually deriving from the refining of non conventional oil.
It is a flexible technology that satisfies the needs of upstream and downstream oil and can be adapted to various kinds of feedstocks to be converted, to different capacities and plants. Among its products are naphtha, kerosene, diesel fuel.
The development of this technology was started at the beginning of the 80s and the decision to test it industrially made possible in 2001 the building of a commercial demonstration plant with a 1,200 barrels/day capacity at Eni’s Taranto refinery completed in 2005. It is currently being run for reaching the validation of the technology.
This will provide Eni with an important competitive lever for a more economic use of the full barrel of crude with lower environmental impact.

Environmental protection

Reformulation of fuels and lubricants:
Clean Diesel Fuel Program
In its effort to improve the quality of its fuels, in 2002 Eni started to sell new virtually sulphur free (less than 10 ppm) products (first BluDiesel and since 2004 BluSuper) anticipating their compliance with EU regulations mandatory from 2009.
With a longer term objective Eni started a clean diesel fuel program that aims at identifying the optimal formula for a diesel fuel with high performance and low particulate emissions using as benchmark GTL Fischer-Tropsch gasoil.

Other projects in environmental
protection
In the area of environmental protection, with the cooperation of partners from industries and academia, Eni is developing technologies for reducing the environmental impact of offshore and onshore E&P and refining operations.
In this area the following projects are worth mentioning:
  the integrated Green House Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers;
  the Early Warning Monitoring System (EWMS) project, for real time recording of the physical and chemical profiles of Eni’s productive activities and of their environmental context through a single computerized platform;
  the hydrogen project, aimed at developing a portfolio of technologies for producing hydrogen at competitive costs, also in medium to small sized plants.

Contents

ENI FACT BOOK / FINANCIAL DATA

Results of operations	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Net sales from operations	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382	57,545	73,728
Other income and revenues	665	616	727	952	905	921	1,080	913	1,298	1,377	798
Total revenues	30,455	31,975	29,068	31,960	48,843	50,193	49,002	52,400	59,680	58,922	74,526
Purchases, services and other	(18,679)	(19,811)	(18,033)	(20,000)	(31,442)	(32,110)	(31,893)	(34,566)	(39,092)	(38,347)	(48,567)
Payroll and related costs	(3,081)	(3,051)	(2,917)	(2,782)	(2,786)	(2,927)	(3,103)	(3,166)	(3,264)	(3,245)	(3,351)
Total operating costs	(21,760)	(22,862)	(20,950)	(22,782)	(34,228)	(35,037)	(34,996)	(37,732)	(42,356)	(41,592)	(51,918)
Depreciation, amortization and writedowns	(3,735)	(3,768)	(4,308)	(3,698)	(3,843)	(4,843)	(5,504)	(5,151)	(4,861)	(4,931)	(5,781)
Operating income	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,463	12,399	16,827
Net financial (expense) income	(445)	(229)	(41)	10	64	(295)	(167)	(154)	(95)	(156)	(366)
Net (expense) income from investments	99	59	396	89	33	(7)	43	(17)	229	820	914
Income before extraordinary income and income taxes	4,614	5,175	4,165	5,579	10,869	10,011	8,378	9,346	12,597	13,063	17,375
Net extraordinary (expense) income	(76)	(198)	(245)	(528)	(512)	1,737	(29)	49	(56)
Income before income taxes	4,538	4,977	3,920	5,051	10,357	11,748	8,349	9,395	12,541	13,063	17,375
Income taxes	(2,167)	(2,254)	(1,450)	(2,054)	(4,335	(3,529)	(3,127)	(3,241)	(4,653)	(5,522)	(8,128)
Income before minority interests	2,371	2,723	2,470	2,997	6,022	8,219	5,222	6,154	7,888	7,541	9,247
Minority interests	(72)	(80)	(142)	(140)	(251)	(468)	(629)	(569)	(614)	(482)	(459)
Net income	2,299	2,643	2,328	2,857	5,771	7,751	4,593	5,585	7,274	7,059	8,788

Net income	2,299	2,643	2,328	2,857	5,771	7,751	4,593	5,585	7,274	7,059	8,788
Exclusion of inventory holding (gains) loss										(281)	(759)
Replacement cost net profit						7,751	4,593	5,585	7,274	6,778	8,029
Exclusion of special items						(1,994)	330	(489)	(605)	(133)	1,222
Adjusted net profit						5,757	4,923	5,096	6,669	6,645	9,251

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ENI FACT BOOK / FINANCIAL DATA

Balance sheet (at 31 December)	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Property, plant and equipment, net	20,440	20,641	20,871	23,074	26,797	33,851	33,693	36,360	37,616	40,586	45,013
Compulsory stock										1,386	2,194
Intangible assets, net	1,011	1,689	1,776	2,175	2,391	2,850	3,175	3,610	3,190	3,313	3,194
Investments	1,328	1,482	1,382	1,446	4,223	2,740	2,797	3,160	3,282	3,685	4,311
Accounts receivable financing and securities related to operations	1,565	1,352	1,453	1,670	1,659	1,630	1,408	983	772	695	775
Net accounts payable in relation to investments	(955)	(738)	(746)	(717)	(825)	(657)	(870)	(1,018)	(972)	(888)	(1,196)
Non current assets	23,389	24,426	24,736	27,648	34,245	40,414	40,203	43,095	43,888	48,777	54,291
Inventories	2,631	2,629	2,442	2,626	3,120	3,014	3,200	3,293	3,320	2,847	3,563
Trade accounts receivable	6,760	6,448	6,076	7,486	9,186	9,346	9,090	9,772	10,785	10,525	14,101
Trade accounts payable	(3,485)	(3,508)	(3,517)	(4,200)	(4,903)	(5,081)	(5,579)	(5,950)	(6,353)	(5,837)	(8,170)
Tax liabilities	(4,249)	(3,704)	(3,083)	(4,219)	(5,629)	(4,173)	(2,978)	(2,532)	(3,102)	(3,056)	(4,857)
Reserve for contingencies	(2,656)	(3,106)	(3,246)	(3,735)	(5,702)	(5,377)	(5,522)	(5,708)	(6,102)	(5,736)	(7,679)
Other operating assets (liabilities)	1,901	1,614	1,408	821	(602)	1,636	1,585	446	848	(555)	(526)
Net working capital	902	373	80	(1,221)	(1,973)	(635)	(204)	(679)	(604)	(1,812)	(3,568)
Employee termination indemnities and other benefits	(763)	(505)	(356)	(411)	(457)	(486)	(507)	(555)	(590)	(982)	(1,031)
Net capital employed	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861	42,694	45,983	49,692
Shareholders’ equity (1)	13,084	15,324	16,156	18,398	22,401	27,483	26,257	26,696	30,338	32,374	36,868
Minority interest	885	920	1,234	1,351	1,672	1,706	2,094	1,622	2,128	3,166	2,349
	13,969	16,244	17,390	19,749	24,073	29,189	28,351	28,318	32,466	35,540	39,217
Net borrowings	9,559	8,050	7,070	6,267	7,742	10,104	11,141	13,543	10,228	10,443	10,475
Total liabilities and shareholders’ equity	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861	42,694	45,983	49,692

(1)	Net of own shares in portfolio.

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ENI FACT BOOK / FINANCIAL DATA

Cash flow statement and change in net borrowings	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Net income before minority interest	2,371	2,723	2,470	2,997	6,022	8,220	5,222	6,154	7,888	7,541	9,247
as adjusted:
- amortization and depreciation and other non monetary items	3,514	4,056	4,468	3,869	4,307	4,841	5,682	5,493	5,245	5,092	6,518
- net gains on disposals of assets	(139)	(185)	(443)	(60)	(82)	(170)	(152)	(35)	(374)	(793)	(220)
- dividends, interest, extraordinary income (expense) and income taxes	2,727	2,706	1,743	2,618	4,990	2,164	3,305	3,268	4,935	5,740	8,471
Cash generated from operating income before changes in working capital	8,473	9,300	8,238	9,424	15,237	15,055	14,057	14,880	17,694	17,580	24,016
Changes in working capital related to operations	(490)	(268)	785	(660)	(1,592)	(206)	(510)	(465)	(564)	(909)	(2,422)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(2,954)	(2,517)	(2,159)	(516)	(3,062)	(6,765)	(2,969)	(3,588)	(4,768)	(4,171)	(6,658)
Net cash provided by operating activities	5,029	6,515	6,864	8,248	10,583	8,084	10,578	10,827	12,362	12,500	14,936
Capital expenditure	(3,792)	(4,169)	(5,152)	(5,483)	(5,431)	(6,606)	(8,048)	(8,802)	(7,503)	(7,499)	(7,414)
Acquisitions	(352)	(153)	(407)	(114)	(3,483)	(3,082)	(1,315)	(985)	(316)	(316)	(127)
Disposals	689	363	371	295	277	2,114	935	650	1,549	1,547	542
Other investments and divestments	(6)	(9)	(118)	(446)	(69)	(40)	(319)	1,110	82	97	293
Free cash flow	1,569	2,547	1,558	2,500	1,877	470	1,831	2,800	6,174	6,329	8,230
Borrowings (repayment) of debt related to financing activities	(727)	66	2,019	(433)	111	994	(1,171)	1,400	131	211	(109)
Changes in short and long term financial debt	45	(1,121)	(3,715)	(294)	121	(490)	3,736	1,629	(3,619)	(3,743)	(540)
Dividends paid and changes in minority interests and reserves	(833)	(999)	(645)	(1,311)	(2,118)	(950)	(3,846)	(5,933)	(3,165)	(3,175)	(7,284)
Change in consolidation area and exchange differences	(14)	67	(24)	(29)	41	38	(64)	(107)	(17)	(55)	33
NET CASH FLOW FOR THE PERIOD	41	560	(807)	433	32	62	486	(211)	(496)	(433)	330
Free cash flow	1,569	2,547	1,558	2,500	1,877	470	1,831	2,800	6,174	6,329	8,230
Net borrowings of acquired companies	(10)	1	(6)		(901)	(1,582)	(51)	(692		0	(19)
Net borrowings of divested companies	392	174	30	3	20	185	39	1	279	190	21
Exchange differences on net borrowings and other changes	112	(213)	43	(389)	(353)	(312)	990	1,422	27	(64)	(980)
Dividends paid and changes in minority interests and reserves	(833)	(999)	(645)	(1,311)	(2,118)	(950)	(3,846)	(5,933)	(3,165)	(3,175)	(7,284)
CHANGE IN NET BORROWINGS	1,230	1,510	980	803	(1,475)	(2,189)	(1,037)	(2,402)	3,315	3,280	(32)

Contents

ENI FACT BOOK / FINANCIAL DATA

Net sales from operations	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Exploration & Production	6,578	6,897	5,206	6,840	12,308	13,960	12,877	12,746	15,349	15,346	22,477
Gas & Power	9,352	9,985	9,625	9,900	14,427	16,098	15,297	16,067	17,258	17,302	22,969
Refining & Marketing	11,326	11,834	10,374	14,415	25,462	22,083	21,546	22,148	26,094	26,089	33,732
Petrochemicals	5,063	4,985	4,048	4,096	6,018	5,108	4,516	4,487	5,417	5,331	6,255
Oilfield Services Construction and Engineering	2,551	2,890	3,348	2,988	2,146	3,114	4,546	6,306	6,494	5,696	5,733
Other activities	290	417	552	555	608	695	1,449	1,178	1,279	1,279	1,358
Corporate and financial companies							586	700	851	851	977
Activities to be divested	905	464	253	83
Consolidation adjustment	(6,275)	(6,113)	(5,065)	(7,869)	(13,031)	(11,786)	(12,895)	(12,145)	(14,360)	(14,349)	(19,773)
	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382	57,545	73,728

Net sales to customers	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Exploration & Production	2,803	3,254	2,300	1,228	2,924	5,530	4,082	4,278	5,118	5,130	7,716
Gas & Power	8,776	9,563	9,272	9,532	13,714	15,430	14,674	15,617	16,808	16,809	22,397
Refining & Marketing	10,386	10,861	9,626	13,542	23,913	20,881	20,509	21,527	25,335	25,336	32,640
Petrochemicals	4,722	4,640	3,787	3,777	5,448	4,290	3,770	4,049	4,918	4,832	5,572
Oilfield Services Construction and Engineering	2,148	2,450	2,938	2,689	1,762	2,605	4,067	5,409	5,606	4,793	4,808
Other activities	84	129	166	157	177	89	701	445	479	525	453
Corporate and financial companies						100	119	162	118	120	142
Activities to be divested	871	462	252	83
	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382	57,545	73,728

Net sales by geographic area of destination	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Italy	19,288	19,914	18,059	18,813	27,184	27,591	23,797	25,491	27,096	27,100	32,846
Other EU countries	4,051	4,182	3,339	4,191	6,944	8,226	8,974	10,785	13,469	13,095	19,601
Rest of Europe	1,662	1,785	1,737	1,551	2,711	3,136	4,188	3,303	3,743	3,769	5,123
Africa	1,004	1,167	1,160	1,496	2,083	2,180	2,478	5,854	4,105	4,148	5,259
Americas	2,265	2,334	2,432	3,148	6,034	6,169	5,317	2,778	5,790	5,790	6,103
Asia	1,402	1,958	1,596	1,795	2,959	1,949	3,154	3,245	3,631	3,088	4,399
Other areas	118	19	18	14	23	21	14	31	548	555	397
Total outside Italy	10,502	11,445	10,282	12,195	20,754	21,681	24,125	25,996	31,286	30,445	40,882
	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382	57,545	73,728

Purchases, services and other	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Production costs - raw, ancillary and consumable materials and goods	12,647	13,415	11,038	13,189	23,691	23,993	22,658	24,087	27,466	27,010	35,318
Production costs - services	5,061	5,330	6,173	6,035	6,513	7,507	8,614	10,431	10,675	9,148	9,405
Lease, rental and royalty expenses	969	1,155	1,048	941	1,203	1,242	1,454	1,407	1,600	1,609	1,929
Net provisions to reserves for contingencies										553	1,643
Other expenses	1,038	1,239	1,232	1,022	1,518	1,302	1,575	1,423	1,536	1,066	1,100
less:
capitalized direct costs associated with self-constructed assets	(562)	(716)	(805)	(563)	(616)	(745)	(842)	(1,277)	(1,010)	(1,039)	(828)
services billed to joint venture partners	(474)	(612)	(653)	(624)	(867)	(1,189)	(1,566)	(1,505)	(1,175)
	18,679	19,811	18,033	20,000	31,442	32,110	31,893	34,566	39,092	38,347	48,567

Contents

ENI FACT BOOK / FINANCIAL DATA

Payroll and related costs	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Wages and salaries	2,244	2,226	2,234	2,134	2,175	2,271	2,441	2,412	2,481	2,402	2,484
Social security contributions	726	725	651	621	627	602	650	693	672	658	662
Contributions to defined benefit plans	165	145	137	137	128	126	136	157	182	118	126
Other costs	153	147	85	73	57	83	119	91	99	218	255
less:
revenues related to personnel costs	(47)	(39)	(36)	(33)	(40)	(51)	(53)	(26)	(19)
capitalized direct costs associated with self-constructed assets	(160)	(153)	(154)	(150)	(161)	(180)	(190)	(161)	(151)	(151)	(176)
	3,081	3,051	2,917	2,782	2,786	2,851	3,103	3,166	3,264	3,245	3,351

Depreciation, amortization and writedowns	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Exploration & Production	1,542	1,810	1,897	1,654	2,364	3,163	3,552	3,133	3,021	3,047	3,944
Gas & Power	930	994	1,033	1,045	474	500	417	533	572	637	684
Refining & Marketing	434	420	459	476	502	508	490	493	465	465	462
Petrochemicals	281	259	251	284	273	323	125	125	107	114	118
Oilfield Services Construction and Engineering	81	87	107	109	144	203	267	271	251	184	176
Other activities	24	30	30	24	31	46	48	51	44	45	31
Corporate and financial companies							63	104	106	106	98
Activities to be divested	17	10	1
Unrealized profit in inventory											(4)
Total depreciation and amortization	3,309	3,610	3,778	3,592	3,788	4,743	4,962	4,710	4,566	4,598	5,509
Writedowns	426	158	530	106	55	100	542	441	295	333	272
	3,735	3,768	4,308	3,698	3,843	4,843	5,504	5,151	4,861	4,931	5,781

Operating income by segment	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Exploration & Production	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746	8,017	8,185	12,574
Gas & Power	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627	3,463	3,428	3,321
Refining & Marketing	214	578	730	478	986	985	321	583	965	1,080	1,857
Petrochemicals	101	187		(362)	4	(415)	(126)	(176)	271	320	202
Oilfield Services Construction and Engineering	159	169	198	149	144	255	298	311	260	203	307
Other activities							(214)	(293)	(244)	(395)	(902)
Corporate and financial companies	(98)	(138)	(168)	(199)	(143)	(168)	(196)	(281)	(269)	(363)	(391)
Activities to be divested	(52)	(53)	(57)
Unrealized profit in inventory (1)										(59)	(141)
	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,463	12,399	16,827

(1)	Unrealized profit in inventory concerned intersegment sales of goods and services.

Contents

ENI FACT BOOK / FINANCIAL DATA

RECONCILIATION OF REPORTED OPERATING PROFIT BY SEGMENT
AND NET PROFIT TO ADJUSTED OPERATING AND NET PROFIT

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.
Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of	supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
Certain infrequent or unusual incomes or charges are recognized as special items because of their significance. Special items also include certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.
For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

2001 Adjusted operating profit and net profit	Italian GAAP
(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	5,984	3,672	985	(415)	255	(168)	10,313
Replacement cost operating profit	5,984	3,672	985	(415)	255	(168)	10,313
Exclusion special items:
- impairments	88	3	9	100			200
- gain from decrease in inventory			(31)				(31)
Special items of operating profit	88	3	(22)	100			169
Adjusted operating profit	6,072	3,675	963	(315)	255	(168)	10,482

Reported net profit							7,751
Exclusion of inventory holding (gains) loss
Replacement cost net profit							7,751
Exclusion special items:
- special items of operating profit	88	3	(22)	100			169
- non-recurring (income) expense on investments							82
- net extraordinary (income) expense							(1,737)
- taxes on special items							(508)
Special items							(1,994)
Adjusted net profit							5,757

Contents

ENI FACT BOOK / FINANCIAL DATA

2002 Adjusted operating profit and net profit	Italian GAAP
(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	5,175	3,244	321	(126)	298	(214)	(196)	8,502
Replacement cost operating profit	5,175	3,244	321	(126)	298	(214)	(196)	8,502
Exclusion special items in operating profit:
- impairments	332	95	4	105		6		542
- environmental tax Sicilia Region		86						86
- gains on disposal of assets	(92)							(92)
- gain from decrease in inventory			(13)	(27)				(40)
- (costs) gains from preceding years	13	(74)						(61)
- other		22						22
Special items of operating profit	253	129	(9)	78		6		457
Adjusted operating profit	5,428	3,373	312	(48)	298	(208)	(196)	8,959

Reported net profit								4,593
Exclusion of inventory holding (gain) loss
Replacement cost net profit								4,593
Exclusion special items:
- special items of operating profit								457
- non-recurring (income) expense on investments								36
- net extraordinary (income) expense								29
- adjustment of deferred tax reserve due to change in UK tax regime								215
- release of reserves for anticipated impairment								(95)
- taxes on special items								(312)
Special items								330
Adjusted net profit								4,923

Contents

ENI FACT BOOK / FINANCIAL DATA

2003 Adjusted operating profit and net profit	Italian GAAP
(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	5,746	3,627	583	(176)	311	(293)	(281)	9,517
Replacement cost operating profit	5,746	3,627	583	(176)	311	(293)	(281)	9,517
Exclusion special items of operating profit:
- impairments	227	34	1	122		57		441
Special items of operating profit	227	34	1	122		57		441
Adjusted operating profit	5,973	3,661	584	(54)	311	(236)	(281)	9,958

Reported net profit								5,585
Exclusion of inventory holding (gain) loss
Replacement cost net profit								5,585
Exclusion special items of net profit:
- special items of operating profit								441
- net extraordinary (income) expense								(49)
- minority interest								20
- net effect of revaluation of Snam Rete Gas assets								(414)
- release of reserves for anticipated impairment								(39)
- deferred tax assets on storage assets								(287)
- taxes on special items								(161)
Special items								(489)
Adjusted net profit								5,096

2004 Adjusted operating profit and net profit	Italian GAAP
(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	8,017	3,463	965	271	260	(244)	(269)	12,463
Replacement cost operating profit	8,017	3,463	965	271	260	(244)	(269)	12,463
Exclusion special items of operating profit:
- impairments	266	6	3	3	1	16		295
- environmental tax Sicilia Region		(11)						(11)
- gains on disposal of assets	(334)							(334)
- other		56						56
Special items of operating profit	(68)	51	3	3	1	16		6
Adjusted operating profit	7,949	3,514	968	274	261	(228)	(269)	12,469

Reported net profit
Exclusion of inventory holding (gain) loss								7,274
Replacement cost net profit								7,274
Exclusion special items of net profit:
- special items of operating profit								6
- net extraordinary (income) expense								56
- taxes on special items								(667)
Special items								(605)
Adjusted net profit								6,669

Contents

ENI FACT BOOK / FINANCIAL DATA

2004 Adjusted operating profit and net profit	IFRS
(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	8,185	3,428	1,080	320	203	(395)	(363)	(59)	12,399
Exclusion of inventory holding (gains) losses		(12)	(393)	(43)					(448)
Replacement cost operating profit	8,185	3,416	687	277	203	(395)	(363)	(59)	11,951
Exclusion of special items of operating profit:
- environmental charges		5	142			84	72		303
- impairments	287	6	21	3		19			336
- gains on disposal of assets	(320)								(320)
- Antitrust fine		5							5
- provisions to the reserve for contingencies	29	18	77	3	1	15			143
- increased insurance premiums							91		91
- provision for redundancy incentives	2	10	20	6	10	6	11		65
- other	19	(12)	(24)	(26)	1	48	2		8
Special items of operating profit	17	32	236	(14)	12	172	176		631
Adjusted operating profit	8,202	3,448	923	263	215	(223)	(187)	(59)	12,582

Reported net profit									7,059
Exclusion of inventory holding (gain) loss									(281)
Replacement cost net profit									6,778
Exclusion of special items of net profit:
- special items of operating profit									631
- (income) expense on investments									(390)
. gain on the sale of a 9.054% stake of Snam Rete Gas									(308)
. gain on the sale of Agip do Brasil SA									(94)
- taxes on special items									(374)
Special items									(133)
Adjusted net profit									6,645

2005 Adjusted operating profit and net profit	IFRS
(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	12,574	3,321	1,857	202	307	(902)	(391)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)
Replacement cost operating profit	12,574	3,194	793	183	307	(902)	(391)	(141)	15,617
Exclusion of special items of operating profit:
- environmental charges		31	337			413	54		835
- impairments	247	1	5	29	4	75	2		363
- Antitrust fine		290							290
- provisions to the reserve for contingencies			39	36		126			201
- increased insurance premiums	57	6	30	17		4	64		178
- provision for redundancy incentives	5	8	22	4	2	14	24		79
- other		1	(12)	(8)		14			(5)
Special items of operating profit	309	337	421	78	6	646	144		1,941
Adjusted operating profit	12,883	3,531	1,214	261	313	(256)	(247)	(141)	17,558

Reported net profit									8,788
Exclusion of inventory holding (gain) loss									(759)
Replacement cost net profit									8,029
Exclusion of special items of net profit:
- special items of operating profit									1.941
- (income) expense on investments									(137)
. gain on the sale of IP									(132)
- other									27
- taxes on special items									(609)
Special items									1.222
Adjusted net profit									9,251

Contents

ENI FACT BOOK / FINANCIAL DATA

Adjusted operating income by segment	Italian GAAP	IFRS

(million euro)	2001	2002	2003	2004	2004	2005

Exploration & Production	6,072	5,428	5,973	7,949	8,202	12,883
Gas & Power	3,675	3,373	3,661	3,514	3,448	3,531
Refining & Marketing	963	312	584	968	923	1,214
Petrochemicals	(315)	(48)	(54)	274	263	261
Oilfield Services Construction and Engineering	255	298	311	261	215	313
Other activities		(208)	(236)	(228)	(223)	(256)
Corporate and financial companies	(168)	(196)	(281)	(269)	(187)	(247)
Unrealized profit in inventory					(59)	(141)
	10,482	8,959	9,958	12,469	12,582	17,558

Net financial (expense) income	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Exchange gain (loss), net	(35)	33	49	(27)	165	(10)	(30)		(2)		169
Interest and other financial income	623	579	485	339	501	539	512	436	451	2	74
Securities gains	302	246	176	197	116	95	44	34	31	31	36
Interest and other financial expense	(1,386)	(1,125)	(790)	(556)	(791)	(978)	(738)	(710)	(667)	(316)	(309)
Financial expense due to the passage of time										(109)	(109)
Income (expense) on derivatives										34	(386)
Provision to the risk reserve										(62)
less:
interest capitalized	51	38	39	57	73	49	43	86	154	202	159
	(445)	(229)	(41)	10	64	(295)	(167)	(154)	(95)	(156)	(366)
of which income on receivables related to operations and tax credits	227	197	195	254	201	170	122	116	108	91	99

Income (expense on) from investments	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Income from equity investments	66	91	68	108	147	158	184	189	200	401	770
Writedown of investments	(59)	(213)	(143)	(101)	(178)	(282)	(245)	(278)	(82)	(69)	(33)
Gains on sales	69	135	401	17	19	76	55	39	36	130	179
Losses on sales										(1)	(8)
Dividends	23	42	67	63	44	40	32	22	72	72	33
Other income (expense) net	4	4	3	2	1	1	17	11	3	287	(27)
	99	59	396	89	33	(7)	43	(17)	229	820	914

Contents

ENI FACT BOOK / FINANCIAL DATA

Fixed assets (at period end)	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Fixed assets, gross
Exploration & Production	14,837	17,633	18,878	23,329	28,220	38,667	38,534	38,811	39,479	40,322	49,120
Gas & Power	14,691	14,513	14,997	15,579	16,881	15,867	16,467	18,926	20,038	20,680	21,517
Refining & Marketing	7,526	7,852	8,316	8,620	8,854	9,083	8,172	8,652	9,002	8,947	9,420
Petrochemicals	4,030	4,163	4,356	4,611	4,618	5,862	4,169	4,266	4,252	4,311	4,402
Oilfield Services Construction and Engineering	1,354	1,614	1,898	2,336	2,564	2,805	3,447	3,531	3,644	3,524	3,878
Other activities	167	227	239	202	224	241	2,472	2,403	2,359	2,300	2,248
Corporate and financial companies							132	149	194	194	213
Activities to be divested	581	424	340
Unrealized profit in inventory											(88)
	43,186	46,426	49,024	54,677	61,361	72,525	73,393	76,738	78,968	80,278	90,710
Fixed assets, net
Exploration & Production	6,675	7,651	7,790	10,155	13,113	20,728	19,862	20,338	20,580	20,761	24,480
Gas & Power	7,473	6,624	6,419	6,142	7,068	6,598	7,191	9,500	10,445	13,235	13,760
Refining & Marketing	3,398	3,409	3,566	3,472	3,393	3,332	3,097	3,170	3,302	3,361	3,556
Petrochemicals	2,163	2,076	2,071	1,958	1,759	1,626	1,285	1,181	1,154	1,181	1,139
Oilfield Services Construction and Engineering	546	718	919	1,257	1,370	1,467	1,758	1,741	1,732	1,646	1,847
Other activities	76	97	104	90	94	100	418	338	295	293	194
Corporate and financial companies							82	92	108	109	121
Activities to be divested	109	66	2
Unrealized profit in inventory											(84)
	20,440	20,641	20,871	23,074	26,797	33,851	33,693	36,360	37,616	40,586	45,013

Contents

ENI FACT BOOK / FINANCIAL DATA

Capital expenditure by segment	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Exploration & Production	1,663	2,322	2,882	3,268	3,539	4,276	5,615	5,681	4,912	4,853	4,964
Gas & Power	1,207	882	921	906	794	1,065	1,315	1,760	1,446	1,451	1,152
Refining & Marketing	584	495	586	524	533	496	550	730	669	693	656
Petrochemicals	158	180	331	289	265	390	145	141	99	148	112
Oilfield Services Construction and Engineering	143	237	354	425	245	304	233	278	209	186	349
Other activities	27	34	61	55	55	75	119	70	48	49	69
Corporate and financial companies							71	142	120	119	112
Activities to be divested	10	19	17	16
	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,503	7,499	7,414

Capital expenditure by geographic area of origin	Italian GAAP	IFRS

(million euro)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005

Italy	2,365	2,246	2,535	2,238	2,206	2,436	2,396	2,708	2,613	2,655	2,442
Other European Union countries	300	478	439	320	439	595	567	1,067	370	337	545
Rest of Europe	242	306	465	390	283	249	284	302	387	387	415
Africa	671	904	1,103	1,159	1,186	1,405	2,497	3,026	2,626	2,622	2,233
Americas	86	144	261	1,095	753	923	721	369	756	357	507
Asia	127	90	345	280	562	923	1,333	795	1,073	1,066	1,181
Other areas	1	1	4	1	2	75	250	535	78	75	91
Total outside Italy	1,427	1,923	2,617	3,245	3,225	4,170	5,652	6,094	4,890	4,844	4,972
	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,503	7,499	7,414

Investments	2000	2001	2002	2003	2004	2005
(million euro)
Total investments		4,384	4,664	1,366	4,255	316	146
Lasmo Plc	100%	1,225	4,128
British-Borneo	100%	1,263
Galp	33.34%	964
Natural gas distribution company in Argentina	minority stake	216
Natural gas distribution company in Greece	minority stake	192
Polimeri Europa SpA	50%		204
Bouygues Offshore	100%			906
GVS (1)	50%			352
Italgas SpA	56%				2,569
Fortum Petroleum	100%				909
Unión Fenosa Gas SA	50%				442
Natural gas distribution company in Italy	minority stake					44	6
Natural gas production company in Italy	100%						91

(1)	Of this euro 89 million paid by Eni and euro 263 million through net borrowings of non consolidated subsidiaries.

Contents

ENI FACT BOOK / FINANCIAL DATA

Net borrowings

(at period end) (million euro)	Debt and bonds	Cash	Securities not related to operations	Accounts receivable financing not related to operations	Other, net	Total

1996
Short-term	8,339	(1,026)	(2,063)	(897)	42	4,395
Long-term	5,506		(351)		9	5,164
	13,845	(1,026)	(2,414)	(897)	51	9,559
1997
Short-term	7,924	(1,586)	(2,204)	(1,180)	(5)	2,949
Long-term	5,347		(156)	(91)	1	5,101
	13,271	(1,586)	(2,360)	(1,271)	(4)	8,050
1998
Short-term	4,948	(779)	(1,119)	(389)	(6)	2,655
Long-term	4,517		(85)		(17)	4,415
	9,465	(779)	(1,204)	(389)	(23)	7,070
1999
Short-term	4,764	(1,212)	(1,645)	(343)	26	1,590
Long-term	4,787		(85)		(25)	4,677
	9,551	(1,212)	(1,730)	(343)	1	6,267
2000
Short-term	5,928	(1,244)	(1,432)	(550)	(50)	2,652
Long-term	5,116		(24)		(2)	5,090
	11,044	(1,244)	(1,456)	(550)	(52)	7,742
2001
Short-term	6,464	(1,305)	(940)	(74)	(29)	4,116
Long-term	6,084		(312)			5,772
	12,819	(1,360)	(1,252)	(74)	(29)	10,104
2002
Short-term	8,870	(1,791)	(730)	(1,465)	(3)	4,881
Long-term	6,550		(290)			6,260
	15,420	(1,791)	(1,020)	(1,465)	(3)	11,141
2003
Short-term	7,918	(1,580)	(792)	(32)	(65)	5,449
Long-term	8,336		(2)	(240)		8,094
	16,254	(1,580)	(794)	(272)	(65)	13,543
2004
Short-term	5,051	(1,084)	(800)	(175)	(196)	2,796
Long-term	7,674		(2)	(240)		7,432
	12,725	(1,084)	(802)	(415)	(196)	10,228
2004 IFRS
Short-term	5,077	(1,003)	(792)	(11)	(194)	3,077
Long-term	7,607		(1)	(240)		7,366
	12,684	(1,003)	(793)	(251)	(194)	10,443
2005
Short-term	5,345	(1,333)	(903)	(12)		3,097
Long-term	7,653		(28)	(247)		7,378
	12,998	(1,333)	(931)	(259)		10,475

Contents

ENI FACT BOOK / EMPLOYEES

Employees

Number of employees at year end	(units)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Exploration & Production	Italy	5,750	5,912	5,444	5,294	5,014	4,495	4,617	4,555	4,539	4,510
	Outside Italy	2,691	2,666	2,726	2,479	2,727	3,038	3,098	2,937	2,938	2,981
		8,441	8,578	8,170	7,773	7,741	7,533	7,715	7,492	7,477	7,491

Gas & Power	Italy	16,341	14,474	13,977	13,669	13,175	11,704	10,852	10,302	10,216	9,733
	Outside Italy	3,784	3,432	3,132	2,806	2,925	2,582	2,465	2,680	2,627	2,591
		20,125	17,906	17,109	16,475	16,100	14,286	13,317	12,982	12,843	12,324

Refining & Marketing	Italy	12,662	11,543	11,176	10,341	9,760	8,638	7,332	6,882	6,879	6,680
	Outside Italy	7,003	6,897	7,230	6,720	6,370	6,534	6,425	6,395	2,345	2,214
		19,665	18,440	18,406	17,061	16,130	15,172	13,757	13,277	9,224	8,894

Petrochemicals	Italy	14,969	14,354	12,957	12,596	11,573	10,910	5,744	5,585	5,237	5,164
	Outside Italy	1,778	1,653	1,370	1,312	1,284	1,569	1,514	1,465	1,328	1,298
		16,747	16,007	14,327	13,908	12,857	12,479	7,258	7,050	6,565	6,462

Oilfield Services Construction and Engineering
Oilfield Services and Construction	Italy	3,194	2,925	2,832	2,648	2,326	2,279	2,255	2,423	2,490	2,612
	Outside Italy	6,907	8,086	9,682	7,359	7,560	12,881	22,770	18,036	18,890	21,992
			10,101	11,011	12,514	10,007	9,886	15,160	25,025	20,459	21,380
Engineering	Italy	3,402	3,376	3,328	3,102	3,001	3,055	3,433	3,544	3,090	3,187
	Outside Italy	405	411	393	378	330	417	633	1,580	1,349	893
		3,807	3,787	3,721	3,480	3,331	3,472	4,066	5,124	4,439	4,080

Other activities	Italy	1,510	2,834	3,527	3,247	3,841	4,255	6,347	6,367	4,959	4,616
	Outside Italy	92	94	69	72	83	48	13	13	24	22
		1,602	2,928	3,596	3,319	3,924	4,303	6,360	6,380	4,983	4,638

Corporate and financial companies	Italy							3,107	2,577	3,351	3,683
	Outside Italy							50	80	86	82
								3,157	2,657	3,437	3,765

Activities to be divested	Italy	2,936	1,521	1,063
	Outside Italy
		2,936	1,521	1,063

Total employees at year end	Italy	60,764	56,939	54,304	50,897	48,690	45,336	43,687	42,235	40,761	40,185
	Outside Italy	22,660	23,239	24,602	21,126	21,279	27,069	36,968	33,186	29,587	32,073
		83,424	80,178	78,906	72,023	69,969	72,405	80,655	75,421	70,348	72,258
of which senior managers		2,012	1,992	1,914	1,788	1,683	1,438	1,537	1,733	1,764	1,748

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Supplemental oil and gas information

OIL AND NATURAL GAS RESERVES
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
Net proved reserves exclude royalties and interests owned by others.
Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.
Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended 31 December 2002, 2003, 2004 and 2005 are based on data prepared by Eni. Since 1991 Eni has requested qualified independent oil engineering companies to carry out an independent evaluation[1] of its proved reserves on a rotative basis. In particular a total of 1.64 billion boe of proved reserves, or about 24% of Eni’s total proved reserves at 31 December 2005, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2003-2005 three-year period, 84% of Eni’s total proved reserves were subject to independent evaluations.
Eni operates under Production Sharing Agreements (PSAs) in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements	are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 46%, 51% and 48% of total proved reserves as of year-end 2003, 2004 and 2005, respectively, on an oil-equivalent basis.
A similar scheme to PSAs applies to Service and “Buy-Back” contracts; proved reserves associated with such contracts represented 3%, 3% and 2% of total proved reserves on an oil-equivalent basis as of year-end 2003, 2004 and 2005, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities whereby the company serves as producer of reserves. In accordance with SFAS 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.6%, 1.4% and 1.7% of total proved reserves as of year-end 2003, 2004 and 2005 respectively, on an oil-equivalent basis; (ii) natural gas volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.
Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relative to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.

(1)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott Company.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Proved hydrocarbon reserves (1)

(million boe)	Italy (2)	North Africa	West Africa	North Sea	Rest of world	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total

Reserves at 31 December 1995	1,736	980	870	584	148	4,318
Purchase of minerals in place	12	185	3	57		257
Revisions of previous estimates		(12)	26	33	(2)	45
Improved recovery			6	12		18
Extensions and discoveries	35	352	8	1	1	397
Production	(146)	(85)	(66)	(41)	(19)	(357)
Sales of minerals in place				(3)		(3)
Reserves at 31 December 1996	1,637	1,420	847	643	128	4,675
Purchase of minerals in place	37	1			254	292
Revisions of previous estimates	31	77	46	24	25	203
Improved recovery		1	2	14		17
Extensions and discoveries	83	117	24	44	5	273
Production	(142)	(85)	(67)	(59)	(20)	(373)
Sales of minerals in place		(1)		(11)	(2)	(14)
Reserves at 31 December 1997	1,646	1,530	852	655	390	5,073
Purchase of minerals in place
Revisions of previous estimates	13	126	65	41	(24)	221
Improved recovery			17			17
Extensions and discoveries	68	118	49	27	73	335
Production	(153)	(88)	(73)	(57)	(20)	(391)
Sales of minerals in place
Reserves at 31 December 1998	1,574	1,686	910	666	419	5,255
Purchase of minerals in place	6	17		5	93	121
Revisions of previous estimates	24	208	48	28	(1)	307
Improved recovery			3			3
Extensions and discoveries	11	37	180	1	14	243
Production	(138)	(99)	(74)	(54)	(30)	(395)
Sales of minerals in place
Reserves at 31 December 1999	1,477	1,849	1,067	646	495	5,534
Purchase of minerals in place		3	12	80	159	254
Revisions of previous estimates	15	86	56	32	231	419
Improved recovery		3	9			12
Extensions and discoveries	16	100	32	3	69	220
Production	(119)	(111)	(83)	(62)	(56)	(430)
Sales of minerals in place		(1)				(1)
Reserves at 31 December 2000	1,389	1,929	1,093	700	897	6,008
Purchase of minerals in place	3	118		206	437	764
Revisions of previous estimates	22	171	93	63	166	515
Improved recovery		11	16	6		33
Extensions and discoveries	21	8	24	9	58	120
Production	(120)	(115)	(86)	(104)	(81)	(506)
Sales of minerals in place			(4)	(1)		(5)
Reserves at 31 December 2001	1,315	2,122	1,136	879	1,477	6,929
Purchase of minerals in place				27	12	39
Revisions of previous estimates	5	14	113	24	181	337
Improved recovery		14	1			15
Extensions and discoveries	29	12	124	31	142	338
Production	(111)	(129)	(87)	(112)	(93)	(532)
Sales of minerals in place	(39)			(24)	(33)	(96)
Reserves at 31 December 2002	1,199	2,033	1,287	825	1,686	7,030

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

(million boe)	Italy (2)	North Africa	West Africa	North Sea	Rest of world	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total

Reserves at 31 December 2002	1,199	2,033	1,287	825	1,686			7,030
Purchase of minerals in place	2			159	1			162
Revisions of previous estimates	(116)	29	89	77	208			287
Improved recovery		15	16					31
Extensions and discoveries	22	74	27		232			355
Production	(111)	(127)	(95)	(126)	(111)			(570)
Sales of minerals in place				(23)				(23)
Reserves at 31 December 2003	996	2,024	1,324	912	2,016			7,272
Revisions of previous estimates		127	69	29	2			227
Improved recovery		11	50	4				65
Extensions and discoveries	8	94	34	10	183			329
Production	(101)	(137)	(116)	(112)	(128)			(594)
Sales of minerals in place	(13)	(2)	(4	(36)	(26)			(81)
Reserves at 31 December 2004	890	2,087	1,348	807	2,022	7,154	64	7,218
Purchase of minerals in place	13	0	8	0	85	106		106
Revisions of previous estimates	59	35	(48)	25	(151)	(80)	(18)	(98)
Improved recovery	0	44	30	0	15	89		89
Extensions and discoveries	0	33	67	30	26	156		156
Production	(94)	(173)	(126)	(104)	(132)	(629)	(5)	(634)
Sales of minerals in place	0	0	0	0	0	0		0
Reserves at 31 December 2005	868	2,026	1,279	758	1,865	6,796	41	6,837

Proved developed hydrocarbon reserves (1)
Reserves at 31 December 1996	1,069	761	458	468	72			2,828
Reserves at 31 December 1997	1,018	734	454	423	73			2,702
Reserves at 31 December 1998	914	778	476	460	102			2,730
Reserves at 31 December 1999	921	796	586	416	202			2,921
Reserves at 31 December 2000	860	824	590	443	301			2,995
Reserves at 31 December 2001	825	875	640	773	654			3,767
Reserves at 31 December 2002	774	797	703	724	705			3,703
Reserves at 31 December 2003	702	806	710	822	1,190			4,230
Reserves at 31 December 2004	671	961	749	707	1,212			4,300
Reserves at 31 December 2005	620	1,230	793	611	1,021	4,275	31	4,306

(1)	The conversion coefficient is 1 cm of natural gas = 0.00615 barrels of oil.
(2)	Data at 31 December 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 include 143.7, 144.2, 139.4, 134.8, 139.8, 129.9, 139, 133.2, 128.4 and 132.4 million boe of natural gas in storage in Italy, respectively.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Proved oil reserves (1)

(million barrels)	Italy	North Africa	West Africa	North Sea	Rest of world	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total

Reserves at 31 December 1995	318	869	749	375	91	2,402
Purchase of minerals in place	6	84	3	45		138
Revisions of previous estimates	8	1	19	21		49
Improved recovery			6	7		13
Extensions and discoveries	19	79	8	1	1	108
Production	(35)	(80)	(65)	(30)	(13)	(223)
Sales of minerals in place				(3)		(3)
Reserves at 31 December 1996	316	953	720	416	79	2,484
Purchase of minerals in place					254	254
Revisions of previous estimates	20	76	47	23	21	187
Improved recovery		1	2	12		15
Extensions and discoveries	61	34	24	26	5	150
Production	(37)	(78)	(65)	(43)	(14)	(237)
Sales of minerals in place		(1)		(6)	(2)	(9)
Reserves at 31 December 1997	360	985	728	428	343	2,844
Purchase of minerals in place
Revisions of previous estimates	(20)	86	78	38	(25)	157
Improved recovery			17			17
Extensions and discoveries	25	31	39	9		104
Production	(36)	(78)	(72)	(42)	(13)	(241)
Sales of minerals in place
Reserves at 31 December 1998	329	1,024	790	433	305	2,881
Purchase of minerals in place	6	13		1	79	99
Revisions of previous estimates	20	107	52	22	44	245
Improved recovery			3			3
Extensions and discoveries	5	8	126	2	11	152
Production	(32)	(81)	(71)	(41)	(18)	(243)
Sales of minerals in place
Reserves at 31 December 1999	328	1,071	900	417	421	3,137
Purchase of minerals in place		3	12	46	133	194
Revisions of previous estimates	(13)	42	59	36	166	290
Improved recovery		2	9			11
Extensions and discoveries	9	6	32	1	17	65
Production	(28)	(84)	(78)	(45)	(39)	(274)
Sales of minerals in place		(1)				(1)
Reserves at 31 December 2000	296	1,039	934	455	698	3,422
Purchase of minerals in place		118		120	248	486
Revisions of previous estimates	29	79	91	37	20	256
Improved recovery		11	16	6		33
Extensions and discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of minerals in place			(5)			(5)
Reserves at 31 December 2001	309	1,171	976	552	940	3,948
Purchase of minerals in place				13	12	25
Revisions of previous estimates	2	(31)	112	4	(33)	54
Improved recovery		14	1			15
Extensions and discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of minerals in place	(37)			(12)	(33)	(82)
Reserves at 31 December 2002	255	1,072	1,022	498	936	3,783

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

(million barrels)	Italy	North Africa	West Africa	North Sea	Rest of world	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total

Reserves at 31 December 2002	255	1,072	1,022	498	936			3,783
Purchase of minerals in place				86				86
Revisions of previous estimates	21	51	59	52	153			336
Improved recovery		15	16					31
Extensions and discoveries	6	32	28		214			280
Production	(30)	(90)	(87)	(86)	(64)			(357)
Sales of minerals in place				(21)				(21)
Reserves at 31 December 2003	252	1,080	1,038	529	1,239			4,138
Revisions of previous estimates	(1)	(22)	44	12	(18)			15
Improved recovery		11	48	4				63
Extensions and discoveries	4	20	34	4	144			206
Production	(30)	(94)	(104)	(74)	(75)			(377)
Sales of minerals in place		(2)	(4)	(25)	(6)			(37)
Reserves at 31 December 2004	225	967	1,047	450	1,283	3,972	36	4,008
Purchase of minerals in place	2		6		47	55		55
Revisions of previous estimates	33	36	(47)	27	(88)	(39)	(9)	(48)
Improved recovery		43	29		15	87		87
Extensions and discoveries		26	14	21	16	77		77
Production	(32)	(111)	(113)	(65)	(83)	(404)	(2)	(406)
Sales of minerals in place						0		0
Reserves at 31 December 2005	228	961	936	433	1,19	3,748	25	3,773

Proved developed oil reserves
Reserves at 31 December 1996	222	712	433	306	43			1,716
Reserves at 31 December 1997	226	680	429	287	50			1,672
Reserves at 31 December 1998	180	689	452	315	70			1,706
Reserves at 31 December 1999	172	681	473	276	148			1,750
Reserves at 31 December 2000	144	650	487	303	189			1,773
Reserves at 31 December 2001	171	685	539	476	443			2,314
Reserves at 31 December 2002	168	610	554	426	483			2,241
Reserves at 31 December 2003	173	640	560	464	610			2,447
Reserves at 31 December 2004	174	655	588	386	668			2,471
Reserves at 31 December 2005	149	697	568	353	564	2,331	19	2,350

(1)	Including condensates and natural gas liquids.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Proved natural gas reserves

(million cubic meters)	Italy (1)	North Africa	West Africa	North Sea	Rest of world	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total

Reserves at 31 December 1995	225,027	18,157	19,786	34,328	9,344	306,642
Purchase of minerals in place	765	16,516		2,039		19,320
Revisions of previous estimates	(1,204)	(2,050)	1,228	2,002	(334)	(358)
Improved recovery				822		822
Extensions and discoveries	2,585	44,740		18	122	47,465
Production	(17,567)	(806)	(183)	(1,939)	(1,033)	(21,528)
Sales of minerals in place
Reserves at 31 December 1996	209,606	76,557	20,831	37,270	8,099	352,363
Purchase of minerals in place	5,900	117				6,017
Revisions of previous estimates	1,796	265	(189)	89	619	2,580
Improved recovery				399		399
Extensions and discoveries	3,590	13,525		2,931	5	20,051
Production	(16,822)	(1,158)	(222)	(2,713)	(951)	(21,866)
Sales of minerals in place				(836		(836)
Reserves at 31 December 1997	204,070	89,306	20,420	37,140	7,772	358,708
Purchase of minerals in place	5					5
Revisions of previous estimates	5,293	6,534	(2,150)	589	71	10,337
Improved recovery
Extensions and discoveries	6,845	14,264	1,640	2,954	12,036	37,739
Production	(18,641)	(1,535)	(205)	(2,493)	(1,225)	(24,099)
Sales of minerals in place
Reserves at 31 December 1998	197,572	108,569	19,705	38,190	18,654	382,690
Purchase of minerals in place	53	538		617	2,288	3,496
Revisions of previous estimates	632	16,545	(790)	1,057	(7,393)	10,051
Improved recovery
Extensions and discoveries	927	4,850	8,734	61	349	14,921
Production	(16,834)	(2,974)	(344)	(2,231)	(1,826)	(24,209)
Sales of minerals in place	(11)					(11)
Reserves at 31 December 1999	182,339	127,528	27,305	37,694	12,072	386,938
Purchase of minerals in place				5,531	4,249	9,780
Revisions of previous estimates	4,435	7,242	(551)	(654)	10,722	21,194
Improved recovery		50				50
Extensions and discoveries	1,133	15,457		218	8,489	25,297
Production	(14,450)	(4,383)	(641)	(2,646)	(2,828)	(24,948)
Sales of minerals in place	(6)					(6)
Reserves at 31 December 2000	173,451	145,894	26,113	40,143	32,704	418,305
Purchase of minerals in place	485			14,181	30,939	45,605
Revisions of previous estimates	(1,041)	15,254	355	4,190	23,580	42,338
Improved recovery				14		14
Extensions and discoveries	1,869	18	497	121	5,730	8,235
Production (2)	(15,048)	(5,179)	(755)	(4,968)	(5,011)	(30,961)
Sales of minerals in place				(114)		(114)
Reserves at 31 December 2001	159,716	155,987	26,210	53,567	87,942	483,422
Purchase of minerals in place				2,454		2,454
Revisions of previous estimates	604	7,281	216	3,266	35,061	46,428
Extensions and discoveries	2,946	269	18,008	2,095	6,316	29,634
Production (2)	(12,905)	(6,006)	(1,020)	(5,697)	(6,458)	(32,086)
Sales of minerals in place	(432)			(1,918)		(2,350)
Reserves at 31 December 2002	149,929	157,531	43,414	53,767	122,861	527,502

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

(million cubic meters)	Italy (1)	North Africa	West Africa	North Sea	Rest of world	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total

Reserves at 31 December 2002	149,929	157,531	43,414	53,767	122,861			527,502
Purchase of minerals in place	295			12,041	212			12,548
Revisions of previous estimates	(21,753)	(3,469)	4,873	3,923	9,197			(7,229
Extensions and discoveries	2,387	6,847		10	2,826			12,070
Production (2)	(12,892)	(6,087)	(1,390)	(6,490)	(7,795)			(34,654)
Sales of minerals in place				(310)
Reserves at 31 December 2003	117,966	154,822	46,897	62,941	127,301			509,927
Revisions of previous estimates	2,992	23,016	3,653	2,151	2,388			34,200
Improved recovery			289					289
Extensions and discoveries	824	11,876		1,079	6,292			20,071
Production (2)	(11,586)	(6,983)	(1,874)	(6,241)	(8,581)			(35,265)
Sales of minerals in place	(2,072)	(16)		(1,841)	(3,273)			(7,202)
Reserves at 31 December 2004	108,124	182,114	48,922	58,089	120,329	517,578	4,442	522,020
Purchase of minerals in place	1,797		226		6,266	8,289		8,289
Revisions of previous estimates	4,506	(171)	(251)	(531)	(10,377)	(6,824)	(1,352)	(8,176)
Improved recovery		324				324		324
Extensions and discoveries	23	1,049	8,750	1,407	1,589	12,818		12,818
Production (2)	(10,348)	(10,108)	(1,977)	(6,193)	(7,968)	(36,594)	(558)	(37,152)
Sales of minerals in place								0
Reserves at 31 December 2005	104,102	173,208	55,670	52,772	109,839	495,591	2,532	498,123

Proved developed natural gas reserves
Reserves at 31 December 1996	134,405	8,044	4,144	26,629	4,789			178,011
Reserves at 31 December 1997	125,776	8,848	4,083	22,359	3,737			164,803
Reserves at 31 December 1998	116,524	14,627	3,870	23,740	5,202			163,963
Reserves at 31 December 1999	118,954	18,928	18,497	22,965	8,791			188,135
Reserves at 31 December 2000	113,601	28,570	16,861	22,926	18,389			200,347
Reserves at 31 December 2001	103,789	31,217	16,543	48,737	34,568			234,854
Reserves at 31 December 2002	96,206	30,690	24,429	48,899	36,335			236,559
Reserves at 31 December 2003	83,996	27,226	24,520	58,754	95,008			289,504
Reserves at 31 December 2004	80,719	49,833	26,154	52,249	88,409			297,364
Reserves at 31 December 2005	76,549	86,652	36,533	42,026	74,231	315,991	1,971	317,962

(1)	Including 22,816, 22,884, 22,133, 21,399, 22,183, 20,618, 22,065, 21.144, 20,875 and 21,521 million cubic meters of natural gas held in storage at 31 December 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 respectively.
(2)	Starting from 2001 include volumes consumed in operations (968, 1,333, 1,506, 2,260 and 2,634 million cubic meters in 2001, 2002, 2003, 2004 and 2005 respectively).

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Results of operations from oil and gas producing activities (1)

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended 31 December 1996
Revenues:
sales and transfers to affiliates	2,613	819	152		27	3,611
sales to unaffiliated entities	45	436	920	624	244	2,269
	2,658	1,255	1,072	624	271	5,880
Production costs	(222)	(382)	(324)	(153)	(59)	(1,140)
Exploration expenses	(175)	(81)	(35)	(47)	(50)	(388)
Depreciation, amortization and writedowns	(621)	(198)	(203)	(218)	(82)	(1,322)
Other income (expense)	(107)	(17)	(52)	6	(20)	(190)
Pretax income from producing activities	1,533	577	458	212	60	2,840
Estimated income taxes	(803)	(228)	(269)	(107)	(23)	(1,430)
Results of operations from E&P activities	730	349	189	105	37	1,410

Year ended 31 December 1997
Revenues:
sales and transfers to affiliates	2,701	781	56		7	3,545
sales to unaffiliated entities	57	464	994	874	258	2,647
	2,758	1,245	1,050	874	265	6,192
Production costs	(306)	(393)	(316)	(231)	(58)	(1,304)
Exploration expenses	(151)	(133)	(63)	(33)	(97)	(477)
Depreciation, amortization and writedowns	(452)	(273)	(214)	(422)	(88)	(1,449)
Other income (expense)	(133)	(19)	(70)	6	24	(192)
Pretax income from producing activities	1,716	427	387	194	46	2,770
Estimated income taxes	(915)	(225)	(263)	(99)	(12)	(1,514)
Results of operations from E&P activities	801	202	124	95	34	1,256

Year ended 31 December 1998
Revenues:
sales and transfers to affiliates	2,216	573	20		3	2,812
sales to unaffiliated entities	57	256	711	674	185	1,883
	2,273	830	732	674	186	4,695
Production costs	(329)	(364)	(254)	(211)	(50)	(1,208)
Exploration expenses	(154)	(95)	(105)	(35)	(86)	(475)
Depreciation, amortization and writedowns	(787)	(254)	(512)	(517)	(92)	(2,162)
Other income (expense)	(98)	(21)	(102)	(10)	(51)	(282)
Pretax income from producing activities	905	95	(241)	(99)	(91)	568
Estimated income taxes	(382)	(58)	(74)	(7)	(1)	(522)
Results of operations from E&P activities	523	37	(316)	(106)	(92)	46

Year ended 31 December 1999
Revenues:
sales and transfers to affiliates	1,919	958	1,075	650	138	4,740
sales to unaffiliated entities	499	506	81	205	222	1,513
	2,418	1,464	1,156	855	360	6,253
Production costs	(352)	(370)	(353)	(199)	(52)	(1,326)
Exploration expenses	(120)	(69)	(61)	(39)	(83)	(372)
Depreciation, amortization and writedowns	(462)	(316)	(253)	(336)	(81)	(1,448)
Other income (expense)	(183)	(99)	(91)	3	(77)	(447)
Pretax income from producing activities	1,301	610	398	284	67	2,660
Estimated income taxes	(542)	(254)	(219)	(110)	(19)	(1,144)
Results of operations from E&P activities	759	356	179	174	48	1,516

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Results of operations from oil and gas producing activities

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended 31 December 2000
Revenues:
sales and transfers to affiliates	3,336	1,748	2,114	1,205	531	8,934
sales to unaffiliated entities	136	1,134	190	373	660	2,493
	3,472	2,882	2,304	1,578	1,191	11,427
Production costs	(399)	(459)	(517)	(238)	(125)	(1,738)
Exploration expenses	(192)	(84)	(60)	(45)	(180)	(561)
Depreciation, amortization and writedowns	(407)	(393)	(327)	(358)	(375)	(1,860)
Other income (expense)	(30)	(196)	(132)	(55)	(117)	(530)
Pretax income from producing activities	2,444	1,750	1,268	882	394	6,738
Estimated income taxes	(986)	(877)	(678)	(479)	(78)	(3,098)
Results of operations from E&P activities	1,458	873	590	403	316	3,640

Year ended 31 December 2001
Revenues:
sales and transfers to affiliates	3,160	1,440	1,807	1,265	322	7,994
sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011
	3,300	2,621	1,976	2,515	1,593	12,005
Operating expenses	(327)	(337)	(221)	(495)	(270)	(1,650)
Production taxes	(152)	(124)	(256)	(27)	(36)	(595)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
Depreciation, amortization and writedowns	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income (expense)	(87)	(129)	(129)	(79)	(214)	(638)
Pretax income from producing activities	2,183	1,510	985	1,159	135	5,972
Estimated income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)
Results of operations from E&P activities	1,306	905	357	487	(1)	3,054

Year ended 31 December 2002
Revenues:
sales and transfers to affiliates	2,871	1,673	1,856	1,748	281	8,429
sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
	3,124	2,899	2,042	2,443	1,695	12,203
Operating expenses	(218)	(352)	(317)	(490)	(237)	(1,614)
Production taxes	(138)	(110)	(210)	(20)	(47)	(525)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
Depreciation, amortization and writedowns	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income (expense)	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities	1,902	1,648	887	906	176	5,519
Estimated income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from E&P activities	1,151	796	309	461	93	2,810

Year ended 31 December 2003
Revenues:
sales and transfers to affiliates	2,609	1,469	1,946	1,913	345	8,282
sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
	2,762	2,657	2,110	2,735	1,940	12,204
Operating expenses	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
Depreciation, amortization and writedowns	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income (expense)	(170)	(264)	(121)	14	(289)	(830)
Accretion of discount (SFAS 143) (2)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Results of operations from oil and gas producing activities

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended 31 December 2004
Revenues:
sales and transfers to affiliates	2,633	1,868	2,762	2,083	508	9,854
sales to unaffiliated entities	148	1,364	306	709	2,086	4,613
	2,781	3,232	3,068	2,792	2,594	14,467
Operating expenses	(223)	(292)	(322)	(405)	(289)	(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)
Depreciation, amortization and writedowns	(489)	(437)	(482)	(687)	(849)	(2,944)
Other income (expense)	(98)	(368)	(216)	97	(208)	(793)
Accretion of discount (SFAS 143) (2)	(37)	(5)	(17)	(15)	(6)	(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932
Estimated income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108

Year ended 31 December 2005
Revenues:
sales and transfers to affiliates	3,133	2,813	4,252	2,707	828	13,733
sales to unaffiliated entities	161	2,579	394	889	2,883	6,906
	3,294	5,392	4,646	3,596	3,711	20,639
Operating expenses	(261)	(390)	(363)	(417)	(338)	(1,769)
Production taxes	(157)	(98)	(513)	(15)	(207)	(990)
Exploration expenses	(32)	(59)	(38)	(125)	(181)	(435)
Depreciation, amortization and writedowns	(512)	(711)	(632)	(710)	(1,007)	(3,572)
Other income (expense)	(205)	(400)	(176)	55	(251)	(977)
Accretion of discount (SFAS 143) (2)	(45)	(9)	(15)	(31)	(6)	(106)
Pretax income from producing activities	2,082	3,725	2,909	2,353	1,721	12,790
Estimated income taxes	(762)	(2,197)	(1,818)	(1,386)	(580)	(6,743)
Results of operations from E&P activities	1,320	1,528	1,091	967	1,141	6,047
Results of operations from E&P activities, affiliates and joint ventures			6		(19)	(13)
Total results of hydrocarbon exploration and production activities	1,320	1,528	1,097	967	1,122	6,034

(1)	Results of operations from oil and gas producing activities, including services for the modulation of gas supply due to seasonal swings in demand, represent only those revenues and expenses directly associated with Eni’s oil and gas production. These amounts do not include any allocation of interest expense or corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Such income taxes have been calculated by applying the tax rate of the country where Eni operates to the pretax income from exploration and production activities. Revenues and income taxes include taxes due in PSA’s where Eni’s tax liability is paid by the State Company on behalf of Eni.
(2)	Represents the financial effect of the passage of time relating to Eni’s future asset retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Capitalized costs (1)

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At 31 December 1996
Proved mineral interests	5,006	3,388	3,066	2,760	604	14,824
Unproved mineral interests		5	167		42	214
Support equipment and facilities	387	12	113	73	14	599
Incomplete wells and other	747	169	118	343	41	1,418
Gross capitalized costs	6,140	3,574	3,464	3,176	701	17,055
Accumulated depreciation, depletion and amortization	(3,181)	(1,743)	(1,877)	(1,219)	(354)	(8,374)
Net capitalized costs	2,959	1,831	1,587	1,957	347	8,681

At 31 December 1997
Proved mineral interests	5,393	4,166	3,734	3,270	763	17,326
Unproved mineral interests		7	188		58	253
Support equipment and facilities	427	15	139	105	17	703
Incomplete wells and other	991	236	321	494	36	2,078
Gross capitalized costs	6,811	4,424	4,382	3,869	874	20,360
Accumulated depreciation, depletion and amortization	(3,584)	(2,267)	(2,357)	(1,725)	(475)	(10,408)
Net capitalized costs	3,227	2,157	2,025	2,144	399	9,952

At 31 December 1998
Proved mineral interests	5,794	4,258	3,963	3,446	794	18,255
Unproved mineral interests		14	177		127	318
Support equipment and facilities	451	23	142	95	14	725
Incomplete wells and other	1,172	342	234	651	194	2,593
Gross capitalized costs	7,417	4,637	4,516	4,192	1,129	21,891
Accumulated depreciation, depletion and amortization	(4,272)	(2,395)	(2,689)	(2,078)	(500)	(11,934)
Net capitalized costs	3,145	2,242	1,827	2,114	629	9,957

At 31 December 1999
Proved mineral interests	6,255	5,480	5,117	4,299	1,529	22,680
Unproved mineral interests	2	130	230		381	743
Support equipment and facilities	487	29	179	149	18	862
Incomplete wells and other	1,077	337	181	649	414	2,658
Gross capitalized costs	7,821	5,976	5,707	5,097	2,342	26,943
Accumulated depreciation, depletion and amortization	(4,609)	(3,095)	(3,393)	(2,610)	(663)	(14,370)
Net capitalized costs	3,212	2,881	2,314	2,487	1,679	12,573

At 31 December 2000
Proved mineral interests	6,509	6,339	5,885	5,395	3,009	27,137
Unproved mineral interests		175	281	101	646	1,203
Support equipment and facilities	241	30	170	49	28	518
Incomplete wells and other	1,195	413	316	547	688	3,159
Gross capitalized costs	7,945	6,957	6,652	6,092	4,371	32,017
Accumulated depreciation, depletion and amortization	(4,669)	(3,718)	(3,935)	(2,893)	(1,081)	(16,296)
Net capitalized costs	3,276	3,239	2,717	3,199	3,290	15,721

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Capitalized costs (1)

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At 31 December 2001
Proved mineral interests	7,645	7,624	6,723	7,986	5,382	35,360
Unproved mineral interests		672	238	811	1,913	3,634
Support equipment and facilities	295	56	191	52	47	641
Incomplete wells and other	845	508	501	225	1,718	3,797
Gross capitalized costs	8,785	8,860	7,653	9,074	9,060	43,432
Accumulated depreciation, depletion and amortization	(5,109)	(4,333)	(4,378)	(3,612)	(1,894)	(19,326)
Net capitalized costs	3,676	4,527	3,275	5,462	7,166	24,106

At 31 December 2002
Proved mineral interests	8,030	6,782	6,377	8,112	5,638	34,939
Unproved mineral interests		527	130	684	1,593	2,934
Support equipment and facilities	251	43	174	49	51	568
Incomplete wells and other	773	889	795	147	1,958	4,562
Gross capitalized costs	9,054	8,241	7,476	8,992	9,240	43,003
Accumulated depreciation, depletion and amortization	(5,427)	(4,090)	(4,048)	(4,192)	(2,262)	(20,019)
Net capitalized costs	3,627	4,151	3,428	4,800	6,978	22,984

At 31 December 2003
Proved mineral interests	8,766	6,103	6,141	8,291	6,389	35,690
Unproved mineral interests		329	83	696	1,272	2,380
Support equipment and facilities	262	594	208	32	51	1,147
Incomplete wells and other	826	1,254	1,098	223	1,413	4,814
Gross capitalized costs	9,854	8,280	7,530	9,242	9,125	44,031
Accumulated depreciation, depletion and amortization	(6,186)	(3,799)	(3,785)	(4,252)	(2,657)	(20,679)
Net capitalized costs	3,668	4,481	3,745	4,990	6,468	23,352

At 31 December 2004
Proved mineral interests	9,056	7,192	6,288	7,198	7,698	37,432
Unproved mineral interests		272	70	561	1,103	2,006
Support equipment and facilities	252	1,056	209	33	75	1,625
Incomplete wells and other	662	468	1,038	397	882	3,447
Gross capitalized costs	9,970	8,988	7,605	8,189	9,758	44,510
Accumulated depreciation, depletion and amortization	(6,416)	(3,887)	(3,907)	(3,733)	(3,252)	(21,195)
Net capitalized costs	3,554	5,101	3,698	4,456	6,506	23,315

At 31 December 2005
Proved mineral interests	9,756	9,321	8,733	8,350	9,463	45,623
Unproved mineral interests	33	197	134	413	1,265	2,042
Support equipment and facilities	253	1,385	272	33	93	2,036
Incomplete wells and other	657	638	728	221	1,895	4,139
Gross capitalized costs	10,699	11,541	9,867	9,017	12,716	53,840
Accumulated depreciation, depletion and amortization	(6,888)	(5,113)	(5,193)	(4,619)	(4,697)	(26,510)
Net capitalized costs consolidated	3,811	6,428	4,674	4,398	8,019	27,330
Net capitalized costs affiliates and joint ventures		13	66		157	236
Net capitalized costs	3,811	6,441	4,740	4,398	8,176	27,566

(1)	Capitalized costs represent the total expenditure for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Costs incurred (1)

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended 31 December 1996
Proved property acquisitions	55	5	22	198		280
Unproved property acquisitions		7			5	12
Exploration	289	198	53	48	60	648
Development	351	163	132	254	67	967
Costs incurred	695	373	207	500	132	1,907
Year ended 31 December 1997
Proved property acquisitions	48	5	4		2	59
Unproved property acquisitions		5	16		15	36
Exploration	278	236	112	51	99	776
Development	558	212	288	394	66	1,518
Costs incurred	884	458	420	445	182	2,389
Year ended 31 December 1998
Proved property acquisitions		27	9		67	103
Unproved property acquisitions		12			82	94
Exploration	303	171	150	51	112	786
Development	488	353	367	583	197	1,988
Costs incurred	791	563	526	634	458	2,971
Year ended 31 December 1999
Proved property acquisitions	54	102	9		380	545
Unproved property acquisitions	2	102	34		234	372
Exploration	194	92	87	44	121	538
Development	433	356	357	400	318	1,864
Costs incurred	683	652	487	444	1,053	3,319
Year ended 31 December 2000
Proved property acquisitions		8	32	443	880	1,363
Unproved property acquisitions		30	11	67	149	257
Exploration	155	151	174	86	326	892
Development	567	415	372	346	617	2,317
Costs incurred	722	604	589	942	1,972	4,829

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Costs incurred (1)

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended 31 December 2001
Proved property acquisitions	14	503		1,411	1,254	3,182
Unproved property acquisitions		438		495	704	1,637
Exploration	89	139	97	166	598	1,089
Development	600	498	698	328	1,337	3,461
Costs incurred	703	1,578	795	2,400	3,893	9,369
Year ended 31 December 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development	440	724	986	316	1,622	4,088
Costs incurred	509	840	1,189	526	2,243	5,307
Year ended 31 December 2003
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (2)	449	1,106	1,268	286	1,454	4,563
Costs incurred	516	1,186	1,406	844	1,711	5,663
Year ended 31 December 2004
Proved property acquisitions
Unproved property acquisitions
Exploration	64	104	71	66	194	499
Development (2)	431	965	881	391	1,407	4,075
Costs incurred	495	1,069	952	457	1,601	4,574
Year ended 31 December 2005
Proved property acquisitions	19		16		99	134
Unproved property acquisitions	13		44		99	156
Exploration	45	153	75	127	264	664
Development (2)	644	960	909	528	1,396	4,437
Costs incurred consolidated	721	1,113	1,044	655	1,858	5,391
Total costs incurred, affiliates and joint ventures		2	22		25	49
Costs incurred	721	1,115	1,066	655	1,883	5,440

(1)	Costs incurred represent amounts both capitalized and expensed as incurred in connection with oil and gas producing activities.
(2)	Includes euro 84 million, euro 233 million and euro 588 million of costs capitalized during 2003, 2004 and 2005 for assets retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows include annual revenue payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.	Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At 31 December 1996
Future cash inflows	29,780	20,463	12,222	10,094	1,846	74,405
Future production costs	(3,062)	(6,650)	(3,537)	(2,737)	(347)	(16,333)
Future development and abandonment costs	(2,205)	(3,260)	(1,095)	(1,037)	(237)	(7,834)
Future net inflows before income taxes	24,513	10,553	7,590	6,320	1,262	50,238
Future income taxes	(12,451)	(3,411)	(4,827)	(2,811)	(182)	(23,682)
Future net cash flows	12,062	7,142	2,763	3,509	1,080	26,556
10% discount	(4,649)	(3,830)	(1,058)	(1,225)	(359)	(11,121)
Standardized measure of discounted future net cash flows	7,413	3,312	1,705	2,284	721	15,435

At 31 December 1997
Future cash inflows	27,586	20,370	10,989	9,407	4,895	73,247
Future production costs	(3,585)	(6,994)	(3,440)	(2,674)	(1,257)	(17,950)
Future development and abandonment costs	(2,489)	(3,742)	(1,318)	(1,237)	(1,183)	(9,969)
Future net inflows before income taxes	21,512	9,634	6,231	5,496	2,455	45,328
Future income taxes	(7,998)	(2,615)	(3,526)	(2,290)	(625)	(17,054)
Future net cash flows	13,514	7,019	2,705	3,206	1,830	28,274
10% discount	(5,024)	(3,979)	(1,009)	(1,028)	(1,116)	(12,156)
Standardized measure of discounted future net cash flows	8,490	3,040	1,696	2,178	714	16,118

At 31 December 1998
Future cash inflows	18,312	13,676	7,111	6,792	2,600	48,491
Future production costs	(3,134)	(6,196)	(2,978)	(2,700)	(836)	(15,844)
Future development and abandonment costs	(2,544)	(3,704)	(1,207)	(895)	(972)	(9,322)
Future net inflows before income taxes	12,634	3,776	2,926	3,197	792	23,325
Future income taxes	(4,489)	(749)	(1,198)	(1,062)	(192)	(7,690)
Future net cash flows	8,145	3,027	1,728	2,135	600	15,635
10% discount	(2,858)	(2,027)	(650)	(608)	(433)	(6,576)
Standardized measure of discounted future net cash flows	5,287	1,000	1,078	1,527	167	9,059

At 31 December 1999
Future cash inflows	29,900	34,457	21,177	12,831	9,181	107,546
Future production costs	(3,972)	(7,782)	(5,212)	(3,528)	(1,375)	(21,869)
Future development and abandonment costs	(2,264)	(4,584)	(2,711)	(893)	(1,731)	(12,183)
Future net inflows before income taxes	23,664	22,091	13,254	8,410	6,075	73,494
Future income taxes	(9,168)	(10,662)	(8,012)	(4,006)	(1,594)	(33,442)
Future net cash flows	14,496	11,429	5,242	4,404	4,481	40,052
10% discount	(5,618)	(5,886)	(2,238)	(1,269)	(2,288)	(17,299)
Standardized measure of discounted future net cash flows	8,878	5,543	3,004	3,135	2,193	22,753

At 31 December 2000
Future cash inflows	50,505	39,551	22,057	16,761	17,778	146,652
Future production costs	(6,310)	(9,770)	(5,875)	(3,349)	(2,999)	(28,303)
Future development and abandonment costs	(2,310)	(4,981)	(2,708)	(860)	(2,504)	(13,363)
Future net inflows before income taxes	41,885	24,800	13,474	12,552	12,275	104,986
Future income taxes	(15,627)	(11,524)	(7,938)	(6,365)	(2,835)	(44,289)
Future net cash flows	26,258	13,276	5,536	6,187	9,440	60,697
10% discount	(12,203)	(7,146)	(2,370)	(1,867)	(4,410)	(27,996)
Standardized measure of discounted future net cash flows	14,055	6,130	3,166	4,320	5,030	32,701

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At 31 December 2001
Future cash inflows	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)
Future net inflows before income taxes	24,389	21,555	11,181	11,385	13,035	81,545
Future income taxes	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)
Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)
Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771

At 31 December 2002
Future cash inflows	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflows before income taxes	25,687	27,563	19,741	13,374	19,731	106,096
Future income taxes	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480

At 31 December 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflows before income taxes	18,682	24,854	17,222	13,048	21,167	94,973
Future income taxes	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264

At 31 December 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)
Future net inflows before income taxes	22,737	29,063	19,858	13,934	24,888	110,480
Future income taxes	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885
10% discount	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258

At 31 December 2005
Future cash inflows	36,203	66,100	45,952	30,835	50,590	229,680
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(6,399)	(36,274)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(4,059)	(15,323)
Future net inflows before income taxes	28,658	52,110	33,754	23,429	40,132	178,083
Future income taxes	(9,890)	(22,744)	(21,056)	(15,225)	(12,097)	(81,012)
Future net cash flows	18,768	29,366	12,698	8,204	28,035	97,071
10% discount	(7,643)	(12,095)	(4,122)	(2,155)	(15,705)	(41,720)
Standardized measure of discounted future net cash flows consolidated	11,125	17,271	8,576	6,049	12,330	55,351
Standardized measure of discounted future net cash flows affiliates and joint ventures		130	127		114	371
Standardized measure of discounted future net cash flows	11,125	17,401	8,703	6,049	12,444	55,722

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Changes in standardized measure of discounted future net cash flows	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
(million euro)
Beginning of year	12,673	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264	37,258
Reclassification 2004 affiliatesand joint ventures data										(357)
Beginning of year consolidated	12,673	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264	36,901
Increase (Decrease):
sales, net of production costs	(4,740)	(4,888)	(3,486)	(4,927)	(9,689)	(9,760)	(10,064)	(10,144)	(12,172)	(17,880)
net changes in sales and transfer prices, net of production costs	6,507	(5,034)	(10,384)	23,334	11,889	(16,754)	18,936	(1,050)	13,031	33,372
extensions, discoveries and improved recovery, net of future production and development costs	1,077	1,112	666	1,144	1,623	1,027	1,810	1,855	2,806	3,527
changes in estimated future development and abandonment costs	(588)	(1,005)	(642)	(1,570)	(1,061)	(2,527)	(2,697)	(3,576)	(3,437)	(3,654)
development costs incurred during the period that reduced future development costs	854	1,375	1,803	1,746	2,125	3,342	4,287	4,864	4,229	3,865
revisions of quantity estimates	324	1,229	688	2,054	2,736	3,397	1,715	2,348	1,658	47
accretion of discount	2,256	2,997	2,494	1,362	4,226	5,628	4,279	5,585	5,328	6,573
net change in income taxes	(3,145)	4,773	4,819	(12,702)	(4,102)	5,618	(9,318)	105	(4,805)	(17,327)
purchase of reserves in place	535	520		1,032	3,052	4,443	387	1,488		977
sale of reserves in place	(18)	(80)		(1)	(7)	(34)	(646)	(222)	(727)
changes in production rates (timing) and other	(297)	(319)	(3,017)	2,222	(844)	(310)	(980)	(4,469)	83	8,950
End of year consolidated	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264	37,258	55,351
End of year affiliates and joint ventures										371
End of year	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264	37,258	55,722

Contents

ENI FACT BOOK / ENERGY CONVERSION TABLE

Energy conversion table

Oil	(average reference density 32.35 °API, relative density 0.8636)
1 barrel	(bbl)	158.987	l oil (1)	0.159	m3 oil	162.602	m3 gas			5,742	ft3 gas
						5,800,000	btu
1 barrel/d	(bbl/d)	~50	t/year
1 cubic meter	(m3)	1,000	l oil	6.29	bbl	1,033	m3 gas			36,481	ft3 gas
1 tonne oil equivalent	(toe)	1,160.49	l oil	7.299	bbl	1.161	m3 oil	1,187	m3 gas	41,911	ft3 gas

Gas
1 cubic meter	(m3)	0.976	l oil	0.00615	bbl	35,314.67	btu			35.315	ft3 gas
1,000 cubic feet	(ft3)	27.637	l oil	0.1742	bbl	1,000,000	btu	27.317	m3 gas	0.02386	toe
1,000,000 british thermal unit	(btu)	27.4	l oil	0.17	bbl	0.027	m3 oil	28.3	m3 gas	1,000	ft3 gas
1 tonne LNG	(tLNG)	1.2	toe	8.9	bbl	52,000,000	btu			52,000	ft3 gas
										1,400	m3 gas

Electricity
1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883	bbl	0.0955	m3 oil	96.621	m3 gas	3,412.14	ft3 gas
1 teraJoule	(TJ)	25,981.45	l oil	163.42	bbl	25.9814	m3 oil	26,839.46	m3 gas	947,826.7	ft3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68	bbl	0.109	m3 oil	112.4	m3 gas	3,968.3	ft3 gas

(1)	l oil: liters of oil.

Conversion of mass
		kilogram (kg)	pound (lb)	metric ton (t)
kg		1	2.2046	0.001
lb		0.4536	1	0.0004536
t		1,000	22,046	1
Conversion of length
	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1
Conversion of volumes
	cubic foot (ft3)	barrel (bbl)	liter (l)	cubic meter (m3)
ft3	1	0.1781	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m3	35.3107	6.2898	103	1

Contents

Quarterly information

Main financial data (1)	Italian GAAP

2001	2002

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Net sales from operations	13,882	12,136	10,682	12,572	49,272	12,705	11,199	10,795	13,223	47,922
Operating income:	3,706	2,413	1,644	2,550	10,313	2,700	1,875	1,854	2,073	8,502
Exploration & Production	1,975	1,510	1,144	1,355	5,984	1,287	1,228	1,327	1,333	5,175
Gas & Power	1,466	596	339	1,271	3,672	1,426	577	375	866	3,244
Refining & Marketing	294	372	266	53	985	62	60	122	77	321
Petrochemicals	(25)	(71)	(124)	(195)	(415)	(68)	31	50	(139)	(126)
Oilfield Services Construction and Engineering	42	48	52	113	255	86	73	73	66	298
Other activities						(45)	(57)	(72)	(40)	(214)
Corporate and financial companies	(46)	(42)	(33)	(47)	(168)	(48)	(37)	(21)	(90)	(196)
Unrealized profit in inventory
Net income						1,382	879	921	1,411	4,593
Capital expenditure	1,182	1,795	1,616	2,013	6,606	1,541	1,919	2,824	1,764	8,048
Investments	4,160	233	142	129	4,664	196	22	952	196	1,366
Net borrowings at period end	9,188	9,105	10,809	10,104	10,104	6,713	8,486	9,272	11,141	11,141
Italian GAAP

2003	2004

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Net sales from operations	14,359	11,578	11,916	13,634	51,487	14,710	13,520	13,695	16,457	58,382
Operating income:	3,333	1,779	1,897	2,508	9,517	3,173	2,609	2,987	3,694	12,463
Exploration & Production	1,735	1,175	1,457	1,379	5,746	1,569	1,790	2,360	2,298	8,017
Gas & Power	1,529	539	390	1,169	3,627	1,572	595	415	881	3,463
Refining & Marketing	117	208	151	107	583	103	205	247	410	965
Petrochemicals	(17)	(34)	(63)	(62)	(176)	2	50	68	151	271
Oilfield Services Construction and Engineering	60	79	81	91	311	62	67	48	83	260
Other activities	(33)	(130)	(58)	(72)	(293)	(84)	(33)	(69)	(58)	(244)
Corporate and financial companies	(58)	(58)	(61)	(104)	(281)	(51)	(65)	(82)	(71)	(269)
Unrealized profit in inventory
Net income	2,006	1,084	955	1,540	5,585	2,145	1,279	1,670	2,180	7,274
Capital expenditure	1,735	2,235	2,145	2,687	8,802	1,741	2,022	1,699	2,041	7,503
Investments	3,512	54	537	152	4,255	25	45	81	165	316
Net borrowings at period end	11,708	12,795	13,044	13,543	13,543	11,280	12,791	11,187	10,228	10,228
IFRS

2004	2005

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Net sales from operations	14,545	13,293	13,517	16,190	57,545	17,436	16,665	18,121	21,506	73,728
Operating income:	3,212	2,649	2,987	3,551	12,399	4,450	3,711	4,270	4,396	16,827
Exploration & Production	1,665	1,828	2,439	2,253	8,185	2,567	2,770	3,678	3,559	12,574
Gas & Power	1,551	566	433	878	3,428	1,563	592	525	641	3,321
Refining & Marketing	125	301	317	337	1,080	269	596	663	329	1,857
Petrochemicals	5	62	89	164	320	158	58	(51)	37	202
Oilfield Services Construction and Engineering	60	55	46	42	203	59	53	60	135	307
Other activities	(96)	(122)	(93)	(84)	(395)	(54)	(187)	(373)	(288)	(902)
Corporate and financial companies	(49)	(62)	(179)	(73)	(363)	(55)	(162)	(126)	(48)	(391)
Unrealized profit in inventory	(49)	21	(65)	34	(59)	(57)	(9)	(106)	31	(141)
Net income	2,001	1,364	1,585	2,109	7,059	2,445	1,898	2,340	2,105	8,788
Capital expenditure	1,729	2,030	1,745	1,995	7,499	1,474	1,732	1,744	2,464	7,414
Investments	25	45	81	165	316	23		38	85	146
Net borrowings at period end	11,612	13,116	11,522	10,443	10,443	8,022	9,411	6,354	10,475	10,475

(1)	Quarterly data are unaudited.

Key market indicators

2001	2002

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (1)	25.84	27.33	25.30	19.38	24.46	21.14	25.04	26.95	26.78	24.98
Average EUR/USD exchange rate	0.923	0.873	0.891	0.896	0.896	0.876	0.919	0.984	1.000	0.946
Average price in euro of Brent dated crude oil (2)	28.00	31.31	28.40	21.63	27.30	24.13	27.25	27.39	26.78	26.41
Average European refining margins (3)	2.16	2.31	1.52	1.87	1.97	0.21	0.73	0.75	1.49	0.80
Euribor %	4.7	4.6	4.3	3.4	4.3	3.4	3.4	3.4	3.1	3.3

2003	2004

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (1)	31.51	26.03	28.41	29.42	28.84	31.95	36.36	41.54	44.00	38.22
Average EUR/USD exchange rate	1.073	1.136	1.124	1.189	1.131	1.250	1.204	1.222	1.296	1.244
Average price in euro of Brent dated crude oil (2)	29.36	22.90	25.26	24.74	25.50	25.56	29.37	33.99	33.95	30.72
Average European refining margins (3)	3.81	2.17	2.28	2.34	2.65	2.21	5.26	4.28	5.75	4.35
Euribor %	2.7	2.4	2.1	2.2	2.3	2.1	2.1	2.1	2.2	2.1

2005

I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (1)	47.50	51.59	61.54	56.90	54.38
Average EUR/USD exchange rate	1.311	1.260	1.220	1.189	1.244
Average price in euro of Brent dated crude oil (2)	36.23	40.94	50.44	47.86	43.71
Average European refining margins (3)	4.26	6.78	7.02	5.05	5.78
Euribor %	2.1	2.1	2.1	2.3	2.2

(1)	In USD/barrel. Source: Platt’s Oilgram.
(2)	Eni calculation.
(3)	In US dollars per barrel FOB Mediterranean Brent crude. From 1995 lead-free gasoline. Eni elaborations on Platt’s Oilgram data.

Contents

Main operating data

2001	2002

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Daily production of oil (th bbls/d)	861	847	838	883	857	910	927	908	939	921
Daily production of natural gas (th boe/d)	526	499	499	525	512	531	541	543	588	551
Daily production of hydrocarbons (th boe/d)	1,387	1,346	1,337	1,408	1,369	1,441	1,468	1,451	1,527	1,472
Italy	311	297	306	319	308	311	315	320	316	316
North Africa	315	312	320	322	317	330	349	360	376	354
West Africa	235	231	230	238	233	237	238	240	235	237
North Sea	278	280	284	308	288	313	313	271	337	308
Rest of World	248	226	197	221	223	250	253	260	263	257
Production sold (mn boe)	134.4	112.9	103.9	148.5	499.7	132.8	123.3	124.7	142.5	523.3
Sales of natural gas to third parties (bn cm)	21.65	11.82	10.1	20.15	63.72	21.88	12.75	11.28	18.21	64.12
Own consumption of natural gas (bn cm)	0.5	0.5	0.5	0.5	2	0.51	0.5	0.5	0.51	2.02
Sales to third parties and own consumption (bn cm)	22.15	12.32	10.6	20.65	65.72	22.39	13.25	11.78	18.72	66.14
Sales of natural gas of Eni’s affiliates (net to Eni) (bn cm)					1.38					2.4
Total sales and own consumption of natural gas (bn cm)	22.15	12.32	10.6	20.65	67.1	22.39	13.25	11.78	18.72	68.54
Volumes transported on behalf of third parties in Italy (bn cm)	2.43	2.44	2.61	3.93	11.41	4.55	4.79	4.94	5.56	19.84
Electricity sales (TWh)	1.32	1.34	1.02	1.31	4.99	1.37	1.24	1.06	1.34	5.01
Sales of refined products (mn ton):	12.61	13.24	13.55	13.84	53.24	12.22	13.42	13.2	13.18	52.24
Retail sales in Italy	2.78	2.98	2.98	2.9	11.64	2.67	2.81	2.87	2.79	11.14
Wholesale sales in Italy	2.69	2.62	2.82	3.11	11.24	2.66	2.54	2.55	2.89	10.64
Retail sales outside Italy	0.93	1.08	1.1	1.07	4.18	0.96	1.05	1	1	4.01
- Rest of Europe						0.58	0.64	0.69	0.66	2.57
- Africa and Brazil						0.38	0.41	0.31	0.34	1.44
Wholesale sales outside Italy	1.29	1.39	1.47	1.4	5.55	1.29	1.32	1.59	1.45	5.65
Other sales	4.92	5.17	5.18	5.36	20.63	4.7	5.75	5.25	5.1	20.8

2003	2004

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Daily production of oil (th bbls/d)	925	978	985	1,035	981	1,016	1,026	1,003	1,090	1,034
Daily production of natural gas (th boe/d)	573	578	571	602	581	612	595	542	614	590
Daily production of hydrocarbons (th boe/d)	1,498	1,556	1,556	1,637	1,562	1,628	1,621	1,545	1,704	1,624
Italy	310	302	295	293	300	278	263	271	272	271
North Africa	333	343	357	369	351	367	374	367	411	380
West Africa	235	262	265	278	260	301	302	320	339	316
North Sea	367	349	317	348	345	334	335	258	306	308
Rest of World	253	300	322	349	306	348	347	329	376	349
Production sold (mn boe)	128.6	138.7	141.2	147.7	556.2	143.4	141.7	138.5	152.9	576.5
Sales of natural gas to third parties (bn cm)	23.54	13.79	11.84	20.32	69.49	24.78	15.15	12.68	20.18	72.79
Own consumption of natural gas (bn cm)	0.51	0.39	0.4	0.6	1.9	0.81	0.87	0.97	1.05	3.7
Sales to third parties and own consumption (bn cm)	24.05	14.18	12.24	20.92	71.39	25.59	16.02	13.65	21.23	76.49
Sales of natural gas of Eni’s affiliates (net to Eni) (bn cm)	1.16	2.18	1.42	2.18	6.94	2.06	1.59	1.52	2.15	7.32
Total sales and own consumption of natural gas (bn cm)	25.21	16.36	13.66	23.1	78.33	27.65	17.61	15.17	23.38	83.81
Volumes transported on behalf of third parties in Italy (bn cm)	5.9	6.28	5.87	6.58	24.63	6.89	7.2	6.7	7.47	28.26
Electricity sales (TWh)	1.26	1.25	1.16	1.88	5.55	2.51	3.57	3.56	4.21	13.85
Sales of refined products (mn ton):	11.82	12.5	12.32	13.27	50.43	12.73	14.34	13.04	13.43	53.54
Retail sales in Italy	2.57	2.81	2.84	2.77	10.99	2.55	2.78	2.83	2.77	10.93
Wholesale sales in Italy	2.5	2.48	2.45	2.92	10.35	2.56	2.58	2.65	2.91	10.7
Retail sales outside Italy	0.88	1.02	1.18	1.12	4.2	1.08	1.15	0.93	0.88	4.04
- Rest of Europe	0.61	0.72	0.88	0.81	3.02	0.8	0.86	0.93	0.88	3.47
- Africa and Brazil	0.27	0.3	0.3	0.31	1.18	0.28	0.29			0.57
Wholesale sales outside Italy	1.44	1.57	1.55	1.45	6.01	1.39	1.65	1.1	1.16	5.3
Other sales	4.56	4.75	4.43	5.14	18.88	5.15	6.18	5.53	5.71	22.57

2005

I quarter	II quarter	III quarter	IV quarter

Daily production of oil (th bbls/d)	1,100	1,107	1,106	1,132	1,111
Daily production of natural gas (th boe/d)	603	618	609	674	626
Daily production of hydrocarbons (th boe/d)	1,703	1,725	1,715	1,806	1,737
Italy	265	268	256	254	261
North Africa	432	465	502	522	480
West Africa	327	326	347	372	343
North Sea	290	286	265	291	283
Rest of World	389	380	345	367	370
Production sold (mn boe)	148.0	153.4	152.5	161.0	614.9
Sales of natural gas to third parties (bn cm)	24.55	15.65	13.95	22.93	77.08
Own consumption of natural gas (bn cm)	1.25	1.34	1.48	1.47	5.54
Sales to third parties and own consumption (bn cm)	25.8	16.99	15.43	24.4	82.62
Sales of natural gas of Eni’s affiliates (net to Eni) (bn cm)	2.64	1.90	1.40	2.59	8.53
Total sales and own consumption of natural gas (bn cm)	28.44	18.89	16.83	26.99	91.15
Volumes transported on behalf of third parties in Italy (bn cm)	8.34	7.99	6.59	7.30	30.22
Electricity sales (TWh)	4.98	5.57	6.15	6.07	22.77
Sales of refined products (mn ton):	12.30	12.51	13.16	13.66	51.63
Retail sales in Italy	2.52	2.70	2.63	2.20	10.05
Wholesale sales in Italy	2.53	2.54	2.58	2.83	10.48
Retail sales outside Italy	0.83	0.94	0.99	0.91	3.67
- Rest of Europe	0.83	0.94	0.99	0.91	3.67
- Africa and Brazil
Wholesale sales outside Italy	1.10	1.06	1.14	1.20	4.50
Other sales	5.32	5.27	5.82	6.52	22.93

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
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Financial Statements prepared in accordance with Legislative Decree No. 127 of April 9, 1991 (in Italian)
Annual Report
Annual Report on Form 20-F
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Health, Safety and Environment Report (in Italian and English)
Fact Book (in Italian and English)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Report on the First Half (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half (in English)

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